As filed with the Securities and Exchange Commission on February 1, 2021

Registration No. 333-251552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PAYSAFE LIMITED

(Exact Name of Registrant as Specified in the Company Charter)

Bermuda	7389	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Paysafe Limited

Victoria Place

31 Victoria Street

Hamilton H10, Bermuda

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, NY 10168

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua Ford Bonnie Elizabeth A. Cooper William R. Golden III Katherine M. Krause Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001 Telephone: (202) 636-5500	Michael J. Aiello Eoghan P. Keenan Weil, Gotshal & Manges LLP 767 5th Avenue New York, NY 10153 Telephone: (212) 310-8000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the share offering.   ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Shares(4)(7)	146,703,345	$13.795	$2,023,772,644.28	$220,794
Warrants(5)(7)	48,901,115	$3.22715	$ 157,811,233.27	$17,218
Common Shares issuable on exercise of Warrants(6)(7)	48,901,115	$11.50	$— (8)	$—
Total			$2,181,583,877.55	$238,012 (9)

(1)

All securities being registered will be issued by the Registrant. In connection with the business combination described in this registration statement and the proxy statement/prospectus included herein (x) a series of transactions will result in outstanding publicly traded shares of Class A Common Stock and public warrants of Foley Trasimene Acquisition Corp. II, a Delaware corporation (“FTAC”), becoming securities of the Registrant registered hereunder and (y) in private transactions not registered hereunder, (i) the sole shareholder Pi Jersey Holdco 1.5 Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (“Accounting Predecessor”) will exchange 100% of the outstanding share capital of Accounting Predecessor for common shares of the Registrant, (ii) Trasimene Capital FT, LP II (“FTAC Founder”) will, in respect of outstanding Class B Common Stock and private placement warrants issued by FTAC, acquire common shares of the Registrant and interests in a subsidiary partnership, (iii) shares of Class A Common Stock of FTAC and private placement warrants issued by FTAC to be acquired by Cannae Holdings, Inc. (“Cannae Holdings”) pursuant to a Forward Purchase Agreement with FTAC will become common shares and warrants of the Registrant, and (iv) the Registrant will complete a private placement of common shares of the Registrant to certain investors pursuant to subscription agreements with such investors as described herein.

(2)

Based on the market price on December 16, 2020 of the Class A Common Stock of FTAC, par value $0.0001 per share (“FTAC Class A Common Stock”), and the warrants to acquire FTAC Class A Common Stock (the company to which the Registrant will succeed after the transactions described in this registration statement and the proxy statement/prospectus included herein).

(3)	Computed in accordance with Rule 457(f) of the Securities Act.
(4)

Consists of common shares issuable in exchange for outstanding FTAC Class A Common Stock, including shares of Class A Common Stock included in outstanding units of FTAC (“Units”), each Unit consisting of one share of FTAC Class A Common Stock and one-third of one warrant of FTAC (“FTAC Warrant”). In connection with the completion of the business combination described in this registration statement and the proxy statement/prospectus included herein, all Units will be separated into their component securities.

(5)	Consists of warrants that will replace outstanding FTAC Warrants, including warrants included in outstanding Units of FTAC.
(6)

Consists of common shares issuable upon exercise of warrants. Each warrant will entitle the warrant holder to purchase one common share of the Registrant at a price of $11.50 per share (subject to adjustment).

(7)

Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(8)	No separate registration fee is required pursuant to Rule 457(g) of the Securities Act.
(9)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED FEBRUARY 1, 2021

FOLEY TRASIMENE ACQUISITION CORP. II

1701 Village Center Circle,

Las Vegas, NV 89134

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                  , 2021

TO THE STOCKHOLDERS OF FOLEY TRASIMENE ACQUISITION CORP. II:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Special Meeting”) of Foley Trasimene Acquisition Corp. II, a Delaware corporation (“FTAC”), will be held on                 , 2021 at 12:00 p.m. Eastern Time. The Special Meeting will be a completely virtual meeting of stockholders, which will be conducted via live webcast. FTAC Stockholders will be able to attend the Special Meeting remotely, vote and submit questions during the Special Meeting by visiting                 and entering the individualized control number on each holder’s proxy card. We are pleased to utilize virtual stockholder meeting technology to (a) provide ready access and cost savings for FTAC’s stockholders and FTAC, and (b) to promote social distancing pursuant to guidance provided by the Centers for Disease Control and Prevention (“CDC”) and the U.S. Securities and Exchange Commission (“SEC”) due to the novel coronavirus (COVID-19). The virtual meeting format allows attendance from any location in the world. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

(1)

Proposal No. 1—To consider and vote upon a proposal to approve the Business Combination described in the accompanying proxy statement/prospectus, including (a) adopting the Agreement and Plan of Merger dated effective as of December 7, 2020 (the “Merger Agreement”) by and among FTAC, Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“Paysafe Limited”), Paysafe Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Paysafe Limited (“Merger Sub”), Paysafe Bermuda Holding LLC, a Bermuda exempted limited liability company (the “LLC”), Pi Jersey Holdco 1.5 Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Accounting Predecessor”), and Paysafe Group Holdings Limited, a private limited company incorporated under the laws of England and Wales (“PGHL”), and the transactions contemplated by the Merger Agreement (collectively, the “Business Combination”), pursuant to which, subject to the terms and conditions set forth therein, at the Closing, among other things, (i) Merger Sub will merge with and into FTAC, with FTAC being the surviving corporation in the merger and an indirect subsidiary of Paysafe Limited (“Merger”) and each outstanding share of FTAC Class A Common Stock and FTAC Class B Common Stock (other than certain excluded shares) will convert into the right to receive one common share, par value $0.001 per share, of Paysafe Limited (“Company Common Shares”), and (ii) PGHL will transfer and contribute the Accounting Predecessor to the Company in exchange for Company Common Shares and cash, (b) approving the issuance of shares of Class C common stock, par value $0.0001 of FTAC (“Class C Common Stock”), to Trasimene Capital FT, LP II, (the “Founder”) in exchange for the existing private placement warrants held by the Founder, pursuant to the requirements of Section 312.03(b) of the New York Stock Exchange’s Listed Company Manual and (c) approving the other transactions contemplated by the Merger Agreement and related agreements described in the accompanying proxy statement/prospectus—we refer to this proposal as the “Business Combination Proposal.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

(2)

Proposal No. 2—To consider and vote upon a proposal to approve and adopt the third amended and restated certificate of incorporation of FTAC in the form attached hereto as Annex B (the “Third Amended and Restated Certificate of Incorporation”)—we refer to this proposal as the “Charter Amendment Proposal.”

(3)

Proposal No. 3—To consider and vote upon, on a non-binding advisory basis, certain governance provisions in the amended and restated bye-laws of Paysafe Limited (the “Company Bye-laws”), presented separately in accordance with the SEC requirements—we refer to this as the “Governance Proposal.”

(4)

Proposal No. 4—To consider and vote upon a proposal to approve and adopt the Paysafe Limited 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), which, among other things, provides for the reservation for issuance of a number of Company Common Shares as set forth in the Omnibus Incentive Plan, subject to annual increases as provided therein—we refer to this as the “Omnibus Incentive Plan Proposal.” A copy of the Omnibus Incentive Plan is attached to this proxy statement/prospectus as Annex E.

(5)

Proposal No. 5—To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal or the Omnibus Incentive Plan Proposal. We refer to this proposal as the “Adjournment Proposal” and, together with the Business Combination Proposal, the Governance Proposal, the Charter Amendment Proposal and the Omnibus Incentive Plan Proposal as the “Proposals.”

These Proposals are described in the accompanying proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of FTAC’s Class A common stock, par value $0.0001 per share (“FTAC Class A Common Stock”), and FTAC’s Class B common stock, par value $0.0001 per share (“FTAC Class B Common Stock”) at the close of business on                  , 2021 (the “Record Date”) are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements thereof.

After careful consideration, the FTAC Board has determined that the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal, the Omnibus Incentive Plan Proposal and the Adjournment Proposal are fair to and in the best interests of FTAC and its stockholders and recommends voting “FOR” the Business Combination Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Governance Proposal, “FOR” the Omnibus Incentive Plan Proposal and, if presented, “FOR” the Adjournment Proposal. See “Proposal No. 1—The Business Combination—FTAC’s Board of Directors’ Reasons for Approval of the Business Combination” for additional information. Consummation of the Transactions are conditioned on the approval of each of the Business Combination Proposal and the Charter Amendment Proposal. If either of those proposals are not approved, we will not consummate the Transaction.

All stockholders of FTAC are cordially invited to attend the Special Meeting virtually. To ensure your representation at the Special Meeting, however, you are urged to mark, sign and date the enclosed proxy card and return it as soon as possible in the pre-addressed postage paid envelope provided. If you are a stockholder of record of FTAC Common Stock, you may also cast your vote by means of remote communication at the Special Meeting by navigating to                  and entering the control number on your proxy card. If your shares are held in an account at a brokerage firm or bank, or by a nominee, you must instruct your broker, bank or nominee on how to vote your shares or, if you wish to attend the Special Meeting by means of remote communication you must obtain a proxy from your broker or bank and a control number from Continental Stock Transfer and Trust Company. If the Business Combination Proposal or the Charter Amendment Proposal fails to receive the required approval by the stockholders of FTAC at the Special Meeting, the Business Combination will not be completed.

Whether or not you plan to attend the Special Meeting, we urge you to read the accompanying proxy statement/prospectus (and any documents incorporated into the accompanying proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors” beginning on page 47 in the accompanying proxy statement/prospectus.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please mark, sign and date the enclosed proxy card and return it as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

William P. Foley, II
Chairman of the Board of Directors

                , 2021

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” EACH OF THE PROPOSALS.

YOU MAY EXERCISE YOUR RIGHTS TO DEMAND THAT FTAC REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT WHETHER YOU VOTE FOR OR AGAINST THE PROPOSALS OR DO NOT VOTE ON THE PROPOSALS AND WHETHER OR NOT YOU ARE HOLDER OF SHARES AS OF THE RECORD DATE OR ACQUIRED YOUR SHARES AFTER THE RECORD DATE. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST TENDER YOUR SHARES TO FTAC’S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT/WITHDRAWAL AT CUSTODIAN (“DWAC”) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE STOCKHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE THE SECTION ENTITLED “SPECIAL MEETING OF FTAC STOCKHOLDERS—REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 1, 2021

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF

FOLEY TRASIMENE ACQUISITION CORP. II

and

PROSPECTUS FOR UP TO 146,703,345 COMMON SHARES, 48,901,115 WARRANTS AND 48,901,115

COMMON SHARES ISSUABLE UPON EXERCISE OF WARRANTS

OF

PAYSAFE LIMITED

Dear Foley Trasimene Acquisition Corp. II Stockholders,

On behalf of the FTAC board of directors, which we refer to as the “FTAC Board,” we cordially invite you to a special meeting, which we refer to as the “Special Meeting,” of stockholders of Foley Trasimene Acquisition Corp. II, a Delaware corporation, which we refer to as “FTAC,” to be held via live webcast at 12:00 p.m. Eastern Time, on                , 2021. The Special Meeting can be accessed by visiting                 , where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the special meeting by means of remote communication.

This proxy statement/prospectus is being provided to the stockholders of FTAC, in connection with the proposed business combination with Paysafe Group Holdings Limited, a private limited company incorporated under the laws of England and Wales, which we refer to as “PGHL,” and Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda, which we refer to as the “Company.” These terms and others used in this introduction are defined in greater detail below in this proxy statement/prospectus under the caption “Frequently Used Terms.”

Pursuant to the Agreement and Plan of Merger, dated as of December 7, 2020, by and among FTAC, the Company, Paysafe Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company, which we refer to as “Merger Sub,” Paysafe Bermuda Holding LLC, a Bermuda exempted limited liability company, which we refer to as the “LLC,” Pi Jersey Holdco 1.5 Limited, a private limited company incorporated under the laws of Jersey, Channel Islands, which we refer to as the “Accounting Predecessor,” and PGHL, which we refer to as the “Merger Agreement,” among other things, (i) Merger Sub will merge with and into FTAC, with FTAC being the surviving corporation in the merger and an indirect subsidiary of the Company, which we refer to as the “Merger” and each outstanding share of common stock of FTAC (other than certain excluded shares) will convert into the right to receive one common share, par value $0.001 per share, of the Company, which we refer to as “Company Common Shares,” and (ii) PGHL will transfer and contribute the Accounting Predecessor to the Company in exchange for Company Common Shares and cash, which we refer to as the “Paysafe Contribution.” We refer to the transactions contemplated by the Merger Agreement as the Business Combination.

The consideration to be paid to PGHL will be paid in a combination of stock and cash consideration, which we refer to as the “Closing Transaction Consideration.” The cash consideration will be an amount equal to (i) (x) all amounts in FTAC’s trust account (after reduction for the aggregate amount of payments required to be made in connection with any valid stockholder redemptions), plus (y) the aggregate amount of cash that has been funded pursuant to the Subscription Agreements (as defined below) as of immediately prior to the closing, plus (z) the aggregate amount of cash that has been funded pursuant to that certain Forward Purchase Agreement, by and between FTAC and Cannae Holdings, dated as of August 18, 2020, as of immediately prior to the closing, we refer to such amounts in clauses (x), (y) and (z) as the “Available Cash Amount,” minus (ii) any excess amount of the Company’s net debt over $1,805,000,000, minus (iii) any transaction expenses, which amount we refer to as the “Closing Cash Consideration.” The remainder of the Closing Transaction Consideration will be paid in a number of Company Common Shares equal to (A) (i) $8,713,000,000, minus (ii) the Company’s net debt, minus (iii) any transaction expenses, plus (iv) the aggregate price of permitted acquisitions, if any, minus (v) Closing Cash Consideration, divided by (B) $10.00 per share, which amount we refer to as the “Closing Seller Shares.”

At the effective time of the Merger, each share of FTAC’s Class A common stock, par value $0.0001 per share, which we refer to as the “FTAC Class A Common Stock,” and FTAC’s Class B common stock, par value $0.0001 per share, which we refer to as the “FTAC Class B Common Stock” will be cancelled and automatically deemed for all purposes to represent the right to receive, in the aggregate, one Company Common Share. At the effective time of the Merger, each of FTAC’s public warrants that are outstanding immediately prior to the effective time will, pursuant to and in accordance with the warrant agreement covering such warrants, automatically and irrevocably be modified to provide that such warrant will no longer entitle the holder thereof to purchase the amount of share(s) of FTAC common stock set forth therein and in substitution thereof such warrant will entitle the holder thereof to acquire the same number of Company Common Shares per warrant on the same terms.

In connection with the consummation of the Business Combination and immediately prior thereto, the warrants held by Trasimene Capital FT, LP II, which we refer to as “FTAC Founder” or the “Founder” will be exchanged for shares of Class C Common Stock, par value $0.0001 of FTAC, which we refer to as “Class C Common Stock,” and immediately thereafter the Founder will transfer and contribute such shares of Class C Common Stock to the LLC in exchange for exchangeable units of the LLC (as provided for in the Sponsor Agreement described herein). Such exchangeable units will be exchangeable into Company Common Shares or cash, as determined by the LLC, on the same terms as such warrants, following the first anniversary of the closing and expiring on the fifth anniversary of the closing.

At the Special Meeting, FTAC Stockholders will be asked to consider and vote upon:

(1) Proposal No. 1 —To consider and vote upon a proposal to approve the Business Combination described in the accompanying proxy statement/prospectus, including (a) adopting the Merger Agreement, (b) the issuance of the Class C Common Stock in exchange for the warrants held by the FTAC Founder and (c) approving the other transactions contemplated by the Merger Agreement and related agreements described in the accompanying proxy statement/prospectus—we refer to this proposal as the “Business Combination Proposal;”

(2) Proposal No. 2 — To consider and vote upon a proposal to approve and adopt the third amended and restated certificate of incorporation of FTAC in the form attached hereto as Annex B, which we refer to as the “Third Amended and Restated Certificate of Incorporation”—we refer to this proposal as the “Charter Amendment Proposal;”

(3) Proposal No. 3—To consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Company Bye-laws, presented separately in accordance with the SEC requirements—we refer to this as the “Governance Proposal;”

(4) Proposal No. 4—To consider and vote on a proposal to approve and adopt the Paysafe Limited 2021 Omnibus Incentive Plan, which we refer to as the “Omnibus Incentive Plan” and the material terms thereunder, including the authorization of the initial share reserve thereunder—we refer to this proposal as the “Omnibus Incentive Plan Proposal.” A copy of the Omnibus Incentive Plan is attached to the accompanying proxy statement/prospectus as Annex E; and

(5) Proposal No. 5—To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal or the Omnibus Incentive Plan Proposal—we refer to this proposal as the “Adjournment Proposal.”

Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting. Only holders of record of FTAC Class A Common Stock and FTAC Class B Common Stock at the close of business on                 , 2021 are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements thereof.

After careful consideration, the FTAC Board has determined that the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal, the Omnibus Incentive Plan Proposal and the Adjournment Proposal are fair to and in the best interests of FTAC and its stockholders and recommends voting “FOR” the Business Combination Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Governance Proposal, “FOR” the Omnibus Incentive Plan Proposal and, if presented, “FOR” the Adjournment Proposal. See “Proposal No. 1— The Business Combination— FTAC’s Board of Directors’ Reasons for Approval of the Business Combination” for additional information. Consummation of the Transactions is conditioned on the approval of each of the Business Combination Proposal and the Charter Amendment Proposal. If either of those proposals are not approved, we will not consummate the Transaction.

The Merger Agreement is attached to this proxy statement/prospectus as Annex A. The Company Charter is attached to this proxy statement/prospectus as Annex C and the Company Bye-laws will be amended and restated substantially in the form attached to this proxy statement/prospectus as Annex D.

On July 31, 2020, FTAC entered into a Forward Purchase Agreement with Cannae Holdings, Inc., which we refer to as “Cannae Holdings,” pursuant to which Cannae Holdings agreed to purchase an aggregate of 15,000,000 shares of FTAC Class A Common Stock, plus an aggregate of 5,000,000 redeemable warrants to purchase shares of FTAC Class A Common Stock at $11.50 per unit, for an aggregate purchase price of $150,000,000, or $10.00 for one share of FTAC Class A Common Stock and one-third of one private placement warrant, in a private placement to occur concurrently with the closing of the Business Combination. Each share of FTAC Class A Common Stock held by Cannae Holdings as of the closing will become one Company Common Share. Each of the warrants held by Cannae Holdings as of the closing will become one warrant to acquire a Company Common Share.

Concurrently with the execution and delivery of the Merger Agreement, the Company, FTAC and certain investors (including a subsidiary of Cannae Holdings), referred to collectively as the “PIPE Investors,” entered into Subscription Agreements, pursuant to which the PIPE Investors have committed to purchase, concurrently with the closing of the Business Combination, in the aggregate, 200 million Company Common Shares for $10.00 per share or an aggregate purchase price equal to $2.0 billion.

All FTAC Stockholders are cordially invited to attend the special meeting and we are providing the accompanying proxy statement/prospectus and proxy card in connection with the solicitation of proxies to be voted at the Special Meeting (or any adjournment or postponement thereof). To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote, obtain a proxy from your broker or bank.

FTAC’s Units (each consisting of one share of FTAC Class A Common Stock and one-third of one warrant to acquire a share of FTAC Class A Common Stock, which we refer to as a “FTAC Warrant”), FTAC Class A Common Stock and FTAC Warrants are currently listed on the New York Stock Exchange, which we refer to as the “NYSE,” under the symbols “BFT.U,” “BFT” and “BFT.WS,” respectively. The Company will apply for listing, effective upon the closing of the Business Combination, of its common shares and warrants on the NYSE, under the symbols “PSFE” and “PSFE.WS,” respectively.

Pursuant to the FTAC Charter, in connection with the completion of the Business Combination, holders of shares of FTAC Class A Common Stock may elect to have their shares redeemed for cash from FTAC’s trust account at the applicable redemption price per share calculated in accordance with the FTAC Charter. Payment for such redemptions will come from FTAC’s trust account that holds a portion of the proceeds of FTAC’s initial public offering and the concurrent sale of its private placement Units. To the extent holders of shares of FTAC Class A Common Stock elect to have their shares redeemed, the Closing Cash Consideration and the Closing Seller Shares to be paid to PGHL will vary, as described herein.

Proposals to approve the Merger Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the Special Meeting of stockholders of FTAC scheduled to be held on                , 2021.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Special Meeting of FTAC’s stockholders. We encourage you to carefully read this entire document. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 47.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

The transactions described in the accompanying proxy statement/prospectus have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

William P. Foley, II Chairman of the Board of Directors

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE FTAC REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO FTAC’S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. PLEASE SEE THE SECTION ENTITLED “SPECIAL MEETING OF FTAC STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

This proxy statement/prospectus is dated                 , 2021, and is first being mailed to FTAC’s stockholders on or about                 , 2021.

ANNEXES

Annex A: Agreement and Plan of Merger

Annex B: Third Amended and Restated Certificate of Incorporation of FTAC

Annex C: Memorandum of Association of Paysafe Limited

Annex D: Form of Amended and Restated Bye-laws of Paysafe Limited

Annex E: The Omnibus Incentive Plan

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission, or the “SEC,” by the Company, constitutes a prospectus of the Company under Section 5 of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” with respect to the Company Common Shares to be issued to FTAC Stockholders, the Company Warrants to be issued to warrant holders and the Company Common Shares underlying such warrants, if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act,” with respect to the Special Meeting of FTAC Stockholders at which FTAC Stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the adoption of the Merger Agreement, among other matters.

FINANCIAL STATEMENT PRESENTATION

Paysafe Limited

Paysafe Limited was incorporated by PGHL under the laws of Bermuda on November 23, 2020 for the purpose of effectuating the Business Combination described herein. Paysafe Limited has no material assets and does not operate any businesses. Accordingly, no financial statements have been included in this proxy statement/prospectus. The Business Combination will result in Paysafe Limited acquiring, and becoming the successor to, the Accounting Predecessor. Simultaneously, it will complete the combination with the public shell company, FTAC, with an exchange of the shares and warrants issued by Paysafe Limited for those of FTAC. The Business Combination will be accounted for as a capital reorganization followed by the combination with FTAC, which will be treated as a recapitalization. Following the Business Combination, both the Accounting Predecessor and FTAC will be indirect wholly owned subsidiaries of Paysafe Limited.

The Accounting Predecessor

As a result of the transaction being accounted for as a capital reorganization, Pi Jersey Holdco 1.5 Limited will be deemed to be the Accounting Predecessor of Paysafe Limited. The Accounting Predecessor has a direct voting interest or a variable interest in the Group’s activities and operations that result in revenues, expenses, assets and liabilities.

The financial statements for the Accounting Predecessor are included in this proxy statement/prospectus for the year ended December 31, 2019, and comparative period for the year ended December 31, 2018 (the “Paysafe Audited 2019 Consolidated Financial Statements”) along with unaudited condensed consolidated interim results for the nine months ended September 30, 2020, and comparative period for the nine months ended September 30, 2019 (the “Paysafe Unaudited 2020 Interim Condensed Consolidated Financial Statements” and, together with the Paysafe Audited 2019 Consolidated Financial Statements, the “Paysafe Consolidated Financial Statements”).

INDUSTRY AND MARKET DATA

In this proxy statement/prospectus, we present industry data, forecasts, information and statistics regarding the markets in which we compete as well as our analysis of statistics, data and other information that we have derived from third parties, including independent consultant reports, publicly available information, various industry publications and other published industry sources (including Mastercard’s investor presentation, eMarketer Inc.’s global eCommerce report dated June 2020 (referred to herein as “eMarketer”), the Strawhecker Group, Nilson, FIS, Newzoo, Eilers & Krejcik, H2 Gambling Capital, Allied Market Research,Glenbrook and Boston Consulting Group). Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Such information is supplemented where necessary with our own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “Summary of the Proxy Statement/Prospectus,” “Information Related to Paysafe,” “Paysafe’s Management’s Discussion and Analysis of Financial Condition and Results of Operation” and other sections of this proxy statement/prospectus.

Although we believe that these third-party sources are reliable, it does not guarantee the accuracy or completeness of this information, and we have not independently verified this information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this proxy statement/prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including its services relative to its competitors, are based on estimates by us. These estimates have been derived from management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and have not been verified by independent sources. Unless otherwise noted, all of our market share and market position information presented in this proxy statement/prospectus is an approximation. Our market share and market position in each of our business segments, unless otherwise noted, is based on our volume relative to the estimated volume in the markets served by each of our business segments. References herein to Paysafe being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our volume as compared to the estimated volume of our competitors. In addition, the discussion herein regarding our various end markets is based on how it defines the end markets for its products, which products may be either part of larger overall end markets or end markets that include other types of products and services.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and management’s understanding of industry conditions. Although we believe that such information is reliable, it has not had this information verified by any independent sources.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, all references to “we,” “us,” “our,” “Paysafe” or the “Company” refer to (i) Pi Jersey Holdco 1.5 Limited prior to the consummation of the Business Combination and to (ii) Paysafe Limited following the consummation of the Business Combination.

In addition, in this document:

“Absolute Share Limit” means total number of Company Common Shares that may be issued under the Omnibus Incentive Plan.

“Accounting Predecessor” means Pi Jersey Holdco 1.5 Limited, a private limited company incorporated under the laws of Jersey, Channel Islands.

“Additional I/C Loans” means FTAC’s loans out of the Available Cash Amount, caused by the Company, to certain Subsidiaries of the Company following the FTAC Contribution.

“Adjournment Proposal” means the proposal to adjourn the Special Meeting of the stockholders of FTAC to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise; provided, except for the Company and its Subsidiaries, no Affiliate or portfolio company (as such term is commonly understood in the private equity industry) of funds advised by affiliates of CVC or Blackstone or any of their respective Affiliates shall be considered an Affiliate of the Company or any of its Subsidiaries.

“Aggregate Permitted Acquisition Price Amount” means, without duplication, the aggregate amount of consideration paid by any Paysafe Party prior to Closing in respect of all Permitted Acquisitions.

“Antitrust Laws” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Available Cash Amount” means, as of immediately prior to Closing, all available Cash and Cash Equivalents of FTAC and its Subsidiaries, including (i) all amounts in the Trust Account (after reduction for the aggregate amount of payments required to be made in connection with FTAC Stockholder Redemption), (ii) the PIPE Investment Proceeds, and (iii) the aggregate amount of cash proceeds from the FTAC Financing.

“Blackstone” means The Blackstone Group Inc.

“Blackstone Investors” means certain funds affiliated with Blackstone.

“Brexit” means the United Kingdom (“UK”) leaving the EU.

“Broker Non-Vote” means the failure of an FTAC stockholder, who holds his or her shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.

“Business Combination” means the transactions contemplated by the Merger Agreement.

“Business Combination Proposal” means the proposal to adopt the Merger Agreement and approve the transactions contemplated thereby.

“CAGR” means compounded annual growth rate.

“Cannae” means Cannae Holdings and Cannae LLC.

“Cannae Holdings” means Cannae Holdings, Inc.

“Cannae LLC” means Cannae Holdings LLC, a wholly-owned subsidiary of Cannae Holdings.

“Cash and Cash Equivalents” means, for any Person, all cash and cash equivalents (including marketable securities, checks and bank deposits); provided, however that with respect to PGHL and its Subsidiaries, such amount shall (x) exclude segregated account funds and liquid assets as more fully described on Exhibit F-1 attached to the Merger Agreement and (y) include any costs, fees and expenses associated with refinancing or repricing the existing indebtedness of the Company (in accordance with the Merger Agreement) that have not been paid on or prior to the Closing Date.

“CBI” means the Central Bank of Ireland.

“CBI Approval” means each required approval from the CBI of (i) the applicable Sponsor Persons and (ii) the Company and the LLC, pursuant to Regulation 44 of the European Communities (Electronic Money) Regulations 2011 (S.I. No. 183/2011) (as amended) and the requirements of the CBI, as a result of the transactions contemplated hereby, to the extent required by applicable Law.

“Charter Amendment Proposal” means the proposal to approve the amendment and restatement of the FTAC Charter.

“Closing” means the closing of the transactions contemplated by the Merger Agreement and the PIPE Investment agreements.

“Closing Cash Consideration” means an amount equal to the sum of (i) the Available Cash Amount, minus (ii) the Debt Repayment Amount, minus (iii) the Transaction Expenses.

“Closing Date” means the date on which the Closing is completed.

“Closing Seller Shares” means the number of Company Common Shares (rounded up to the nearest whole share) equal to (i) the Closing Seller Share Consideration, divided by (ii) $10.00.

“Closing Transaction Consideration” means an amount equal to (i) $8,713,000,000, minus (ii) Company Net Debt Amount, minus (iii) Transaction Expenses, plus (iv) the Aggregate Permitted Acquisition Price Amount, if any.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Committee” means the compensation committee of the Company’s Board, or such other committee of the Company’s Board to which it has properly delegated power, or if no such committee or subcommittee exists, the Company’s Board which the Omnibus Incentive Plan will be administered by.

“Company Board” means the board of directors of the Company from time to time.

“Company Bye-laws” means the bye-laws of the Company to be amended and restated substantially in the form of Exhibit B attached to the Merger Agreement prior to the Effective Time.

“Company Charter” means the memorandum of association of the Company as in effect on the date hereof and substantially in the form of Exhibit A attached to the Merger Agreement.

“Company Common Share(s)” means the common shares, par value $0.001 per share, of Paysafe Limited and any successors thereto or other classes of common share of the Company created in any Pre-Closing Recapitalization.

“Company Net Debt Amount” means, as of immediately prior to the Closing, an amount equal to (i) the aggregate indebtedness for borrowed money of PGHL and its Subsidiaries and indebtedness issued by PGHL and its Subsidiaries in substitution or exchange for borrowed money, excluding any items set forth on Exhibit F-1 attached to the Merger Agreement minus (ii) Cash and Cash Equivalents of PGHL and its Subsidiaries minus (iii) any costs, fees and expenses associated with refinancing or repricing the existing indebtedness of the Company (in accordance with the Merger Agreement) that have been paid on or prior to the Closing Date. An illustrative example of the Company Net Debt Amount is set forth on Exhibit F-2 attached to the Merger Agreement.

“Company LLC Contribution” means the transfer and contribution of FTAC and the Accounting Predecessor by the Company to the LLC in exchange for LLC Interests immediately following the I/C Loan.

“Company Warrants” means warrants that will entitle the holder thereof to purchase for $11.50 per share one Company Common Share in lieu of one share of FTAC Class A Common Stock (subject to adjustment in accordance with the Warrant Agreement).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other epidemics, pandemics or disease outbreaks.

“CVC” means CVC Advisers Limited.

“CVC Investors” means Pi Holdings Jersey Limited and Pi Syndication LP.

“CVC Party” means Pi Holdings Jersey Limited.

“Debt Repayment Amount” means an amount equal to the excess, if any, of (i) the Company Net Debt Amount over (ii) the Specified Net Debt Amount.

“DGCL” means the Delaware General Corporation Law.

“Effective Time” has the meaning specified in Section 2.04 of the Merger Agreement.

“ERISA” means Employee Retirement Income Security Act of 1974.

“EU” means European Union.

“EUR” means Euro, the legal currency of the European Union.

“Executive Management” means members of the executive management of Paysafe.

“Existing Paysafe Shareholders” means CVC Investors, Blackstone Investors and Executive Management.

“FCA” means the UK Financial Conduct Authority and any successor authority thereto.

“FCA Approval” means each required prior approval from the FCA to, in accordance with s178 of the Financial Services and Markets Act 2000 (as amended from time to time) (“FSMA”), and the requirements of the FCA, any of (i) the applicable Sponsor Persons and (ii) the Company and the LLC for the purposes of the Part XII of FSMA as a result of the transactions contemplated hereby, to the extent required by applicable Law.

“FNF Subscribers” means each of Fidelity National Title Insurance Company, Commonwealth Land Title Insurance Company, Chicago Title Insurance Company and Fidelity & Guaranty Life Insurance Company, collectively, the “FNF Subscribers.”

“Forward Purchase Agreement” means the forward purchase agreement, dated as of July 31, 2020, between FTAC and Cannae Holdings, Inc.

“Founder” means Trasimene Capital FT, LP II.

“Founder FTAC Warrant Recapitalization” means the recapitalization of the Private Placement Warrants for FTAC Class C Common Stock, consummated prior to the consummation of the Founder LLC Contribution, the Merger, the I/C Loan, the Company LLC Contribution, the FTAC Contribution and the Additional I/C Loans.

“Founder LLC Contribution” means the contribution by Founder of FTAC Class C Common Stock to the LLC in exchange for exchangeable units.

“Founder Shares” means the shares of FTAC Class B Common Stock held by the Founder.

“FTAC” means Foley Trasimene Acquisition Corp. II.

“FTAC Affiliate Agreement” means that FTAC is a party to any transaction, agreement, arrangement or understanding with any (i) present or former equityholder, executive officer or director of FTAC, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act).

“FTAC Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA (including Multiemployer Plans), or any stock purchase, stock option, severance, employment, individual consulting, retention, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, oral or written.

“FTAC Board” means the board of directors of FTAC.

“FTAC Charter” means the second amended and restated certificate of incorporation of FTAC.

“FTAC Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of FTAC.

“FTAC Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of FTAC.

“FTAC Class C Common Stock” means the Class C common stock, par value $0.0001 per share, of FTAC to be authorized pursuant to the FTAC Charter.

“FTAC Common Stock” means FTAC Class A Common Stock and FTAC Class B Common Stock.

“FTAC Contribution” means, immediately following the Company LLC Contribution, the transfer by the LLC to the Accounting Predecessor, or a Subsidiary of the Accounting Predecessor, of all of the stock of FTAC, consummated prior to the consummation to the Additional I/C Loans.

“FTAC Financing” means the equity financing to be provided pursuant to the Forward Purchase Agreement.

“FTAC Investors” means certain entities affiliated with FTAC, including the Founder and Cannae LLC.

“FTAC Organizational Documents” means the FTAC Charter and FTAC’s bylaws, as amended and in effect on December 7, 2020.

“FTAC Promissory Note” means a promissory note issued on July 17, 2020 by FTAC to the Founder and an affiliate of the Founder, pursuant to which FTAC may borrow up to an aggregate principal amount of $800,000.

“FTAC Public Shares” means shares of FTAC Class A Common Stock sold as part of the units in the IPO (whether they are purchased in the IPO or thereafter in the open market).

“FTAC Public Stockholders” means holders of the FTAC Public Shares, including the Founder and FTAC management team to the extent FTAC and/or members of FTAC management team purchase FTAC Public Shares, provided that Founder’s and each member of FTAC management team’s status as a “FTAC Public Stockholder” will only exist with respect to such FTAC Public Shares.

“FTAC Public Warrants” means warrants included in the FTAC Units.

“FTAC Schedules” means the disclosure schedules of FTAC.

“FTAC Stockholder Matters” refers to (1) the adoption of the Merger Agreement and approval of the Transactions; (2) the amendment and restatement of the Certificate of Incorporation in the form of FTAC Charter attached as Annex B hereto; (3) the Omnibus Incentive Plan Proposal; and (4) any other proposals the Parties agree are necessary or desirable to consummate the Transactions.

“FTAC Stockholder Redemption” means providing FTAC’s stockholders with the opportunity to redeem shares of FTAC Class A Common Stock by tendering such shares for redemption not later than 5:00 p.m. Eastern Time on the date that is at least two (2) business days prior to the date of the Special Meeting.

“FTAC Stockholders” means the holders of shares of FTAC Common Stock.

“FTAC Transaction Expenses” means (i) the fees and disbursements of outside counsel to FTAC (including its direct and indirect equityholders), (ii) the fees and expenses of accountants to FTAC, (iii) the fees and expenses of the consultants and other advisors to FTAC set forth on Schedule 4.02(b)(i) of the FTAC Schedules, (iv) the fees and disbursements of bona fide third-party investment bankers and financial advisors to FTAC, (v) the placement fee set forth on Schedule 4.02(b)(ii) of the FTAC Schedules, and (vi) any premiums, fees, disbursements or expenses incurred in connection with any rep and warranty insurance policy and any tail insurance policy for the directors’ and officers’ liability insurance of FTAC, in each case, incurred in connection with the Transactions.

“FTAC Units” means the units sold in connection with FTAC’s IPO.

“FTAC Working Capital Loans” means loans the Founder or an affiliate of the Founder may, but are not obligated to, give the Company in order to finance transaction costs in connection with a Business Combination.

“GAAP” means generally accepted accounting principles in the United States.

“GDPR” means the EU’s General Data Protection Regulation 2016/679, as amended.

“Governance Proposal” means the FTAC Stockholder vote, on a non-binding advisory basis, of certain governance provisions in the Company Bye-laws, presented separately in accordance with SEC guidance.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Group” means, where appropriate, Paysafe and its subsidiaries.

“HMRC” means HM Revenue & Customs.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“I/C Loans” means the loans made by FTAC to the Company and the Accounting Predecessor out of the Available Cash Amount, made prior to the consummation of the Company LLC Contribution, FTAC Contribution and the Additional I/C Loans.

“IPO” means the initial public offering of FTAC Units, consummated on July 15, 2020.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by the European Union.

“Initial Business Combination” means FTAC’s effecting of a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses pursuant to the FTAC Charter.

“Initial Founder Shares” means all of the FTAC Class B Common Stock owned by the Founder and the independent directors on the board of directors of the Founder, which equals 36,675,836 shares of FTAC Class B Common Stock as of the date hereof and shall equal 28,687,959 shares of FTAC Class B Common Stock as of the Closing.

“Initial Stockholders” means the holders of Initial Founder Shares.

“Insiders” refers to William P. Foley, II, Richard N. Massey, Mark D. Linehan, Erika Meinhardt, David W. Ducommun, Michael L. Gravelle, C. Malcolm Holland and Bryan D. Coy.

“Intended Tax Treatment” means for U.S. federal income tax purposes (and for purposes of any applicable state or local income tax that follows U.S. federal income tax treatment), each of the Parties’ intention that (i) the Pubco Contribution should qualify as a transaction under Section 351 of the Code and should not subject shareholders of FTAC to tax under Section 367 of the Code (subject to entry into gain recognition agreements by any such shareholders required to enter into such agreements to preserve tax-free treatment under Section 367 of the Code), and (ii) the LLC Contribution should qualify as a transaction under Section 721 of the Code.

“Intercreditor Agreement” means that certain Intercreditor Agreement dated as of December 20, 2017, made between Paysafe Group Holdings II Limited (formerly Pi UK Holdco II Limited) as parent, Credit Suisse AG, London Branch as senior facility agent, Credit Suisse AG, London Branch as second lien facility agent, Credit Suisse AG, London Branch as security agent and the other Persons from time to time party thereto, as the same has been and may be further amended, restated, amended and restated, supplemented, replaced, refinanced, or otherwise modified from time to time in accordance with the terms thereof.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, license, option, right of first refusal, security interest or other lien of any kind.

“LLC” means, Paysafe Bermuda Holding LLC, a Bermuda exempted limited liability company.

“LLC Contribution” means, collectively, the Founder LLC Contribution and the Company LLC Contribution.

“LLC Interests” means the limited liability company interests in the LLC.

“Merger” means, immediately following the Founder LLC Contribution, on the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL and other applicable Laws, a business combination transaction by and among the Parties by which Merger Sub will merge with and into FTAC, with FTAC being the surviving corporation of the Merger, consummated prior to the consummation of the I/C Loans, the Company LLC Contribution, the FTAC Contribution and the Additional I/C Loans.

“Merger Agreement” means the agreement and plan of merger made and entered into as of December 7, 2020, by and among FTAC, the Company, Merger Sub, the LLC, the Accounting Predecessor and PGHL.

“Merger Sub” means Paysafe Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company.

“No Redemption Scenario” means no holder of FTAC Public Shares elects to have such shares redeemed in connection with the Business Combination.

“Non-Founder FTAC Warrant” means a FTAC Warrant, other than a Private Placement.

“NYSE” means the New York Stock Exchange.

“OECD” means the Organisation for Economic Co-operation and Development.

“Omnibus Incentive Plan” means the Paysafe Limited 2021 Omnibus Incentive Plan attached as Exhibit H to the Merger Agreement.

“Omnibus Incentive Plan Proposal” means the approval of the adoption of the Omnibus Incentive Plan.

“Paysafe Audited 2019 Consolidated Financial Statements” means the consolidated statement of financial position of Pi Jersey Holdco 1.5 Limited as of December 31, 2019, the related consolidated statements of comprehensive loss, shareholder’s equity, and cash flows, for the year ended December 31, 2019, and the related notes and comparative period for the year ended December 31, 2018.

“Paysafe Consolidated Financial Statements” means the Paysafe Audited 2019 Consolidated Financial Statements and the Paysafe Unaudited 2020 Interim Condensed Consolidated Financial Statements together.

“Paysafe Contribution” means, immediately following the PIPE Investment, PGHL’s transfer and contribution of the Accounting Predecessor to the Company, in exchange for the Closing Seller Shares and the right to receive the Closing Cash Consideration, consummated prior to the consummation of the FTAC Financing, Founder FTAC Warrant Recapitalization, the Founder LLC Contribution, the Merger, the I/C Loans, the Company LLC Contribution, the FTAC Contribution and the Additional I/C Loans.

“Paysafe Limited” means Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda.

“Paysafe Parties” means PGHL, the Accounting Predecessor, Merger Sub and the LLC.

“Paysafe Unaudited 2020 Interim Condensed Consolidated Financial Statements” means the unaudited condensed consolidated statement of financial position of Pi Jersey Holdco 1.5 Limited as of September 30, 2020, the related unaudited condensed consolidated statements of comprehensive loss, shareholders’ equity and cash flows for the nine-month periods ended September 30, 2020 and 2019, and the related notes.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permitted Acquisition” means any acquisition of assets, equity interests or any business or other Person or division thereof by any Paysafe Party set forth on Schedule 1.01 of the PGHL Schedules, permitted under Section 7.01 of the Merger Agreement, or consented to by FTAC pursuant to Section 7.01(f) of the Merger Agreement.

“PGHL” means Paysafe Group Holdings Limited, a private limited company incorporated under the laws of England and Wales.

“PGHL Benefit Plan” has the meaning specified in Section 5.13(a) of the Merger Agreement.

“PGHL Employees” means any current or former employee, officer, director or independent contractor of PGHL or its Subsidiaries.

“PGHL Financing Agreements” means the Senior Facilities Agreement, the Second Lien Facility Agreement, the Intercreditor Agreement, any L/C Facility Agreement, and the PPPSL Credit Agreement and each other Permitted Financing Document (as defined in the Intercreditor Agreement).

“PGHL Schedules” means the disclosure schedules of PGHL and its subsidiaries.

“PGHL Transaction Expenses” means (i) the fees and disbursements of outside counsel to PGHL (including its direct and indirect equityholders), (ii) the fees and expenses of accountants and other advisers to PGHL set forth on Schedule 4.02(a)(i) of the PGHL Schedules, (iii) the fees and disbursements of bona fide third-party investment bankers and financial advisors to PGHL, and (iv) any premiums, fees, disbursements or expenses incurred in connection with any tail insurance policy for the directors’ and officers’ liability insurance of PGHL, in each case, incurred in connection with the Transactions.

“Pi Topco” means Pi Jersey Topco Limited, a company incorporated in Jersey.

“PIPE Investment” means the commitments obtained by FTAC from certain investors for a private placement of Company Common Shares pursuant to those certain Subscription Agreements.

“PIPE Investment Proceeds” mean the aggregate amount funded and paid to the Company by the PIPE Investors pursuant to their Subscription Agreements.

“PIPE Investor” means an investor party to a Subscription Agreement.

“POS” means point of sale.

“PPPSL Credit Agreement” means that certain credit agreement dated as of June 18, 2019, among Paysafe Payment Processing Solutions LLC as borrower, the financial institutions from time to time party thereto as lenders, Woodforest National Bank, as administrative agent, and the other Persons from time to time party thereto, as the same has been and may be further amended, restated, amended and restated, supplemented, replaced, refinanced, or otherwise modified from time to time in accordance with the terms thereof.

“Pre-Closing Recapitalization” means the Company shall be permitted to adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect (including by merger) any change in respect of the then-outstanding Company Common Shares (including any such event that involves the creation of new classes of common shares of the Company, which may have varying voting rights on a per-share basis) as necessary or appropriate to facilitate the Transactions.

“Principal Shareholders” means, collectively, the Founder, Cannae LLC, the CVC Investors and the Blackstone Investors.

“Private Placement Warrants” means the Warrants sold to the Founder in a private placement in connection with the IPO.

“Pubco Contribution” means, collectively, the PIPE Investment, the Paysafe Contribution, and the Merger.

“Record Date” means the close of business on                  , 2021.

“Registration Rights Agreement” means the agreement entered into by the Company, Pi Topco, PGHL, Cannae LLC, the Founder, the CVC Party and the Blackstone Investors in connection with the consummation of the Merger, attached to the Merger Agreement as Exhibit D.

“Regulatory Consent Authorities” means the Governmental Authorities with jurisdiction over enforcement of any applicable Law, including the FCA and the CBI.

“Schedules” means the PGHL Schedules and the FTAC Schedules.

“SEC Reports” means all required registration statements, reports, schedules, forms, statements and other documents required to be filed by FTAC with the SEC since August 18, 2020.

“Second Lien Facility Agreement” means that certain Second Lien Facility Agreement dated as of December 20, 2017, among Paysafe Group Holdings II Limited (formerly Pi UK Holdco II Limited), Paysafe Group Holdings III Limited (formerly Pi UK Holdco III Limited), the Persons from time to time party thereto as Borrowers and as Guarantors (in each case, as defined therein), the financial institutions from time to time party thereto as lenders, Credit Suisse AG, London Branch, as agent and as security agent, and the other Persons from time to time party thereto, as the same has been and may be further amended, restated, amended and restated, supplemented, replaced, refinanced, or otherwise modified from time to time in accordance with the terms thereof.

“Senior Facilities Agreement” means that certain Senior Facilities Agreement dated as of December 20, 2017, among Paysafe Group Holdings II Limited (formerly Pi UK Holdco II Limited), Paysafe Group Holdings III Limited (formerly Pi UK Holdco III Limited), the Persons from time to time party thereto as TLB Borrowers, RCF Borrowers, and as Guarantors (in each case, as defined therein), the financial institutions from time to time party thereto as lenders, Credit Suisse AG, London Branch, as agent and as security agent, and the other Persons from time to time party thereto, as the same has been and may be further amended, restated, amended and restated, supplemented, replaced, refinanced, or otherwise modified from time to time in accordance with the terms thereof.

“Shareholders Agreement” means the agreement entered into by the Company, Pi Topco, PGHL and the Principal Shareholders in connection with the consummation of the Merger, attached to the Merger Agreement as Exhibit D.

“SMB” means small and medium-sized businesses.

“Special Meeting” means a meeting of the holders of FTAC Common Stock to be held for the purpose of approving the FTAC Stockholder Matters.

“Specified Net Debt Amount” means $1,805,000,000.

“Sponsor Agreement” means that certain Amended and Restated Letter Agreement, dated as of December 7, 2020, by and among the Founder, FTAC, the Company and certain other parties thereto, as amended, restated, modified or supplemented from time to time.

“Sponsor Person” has the meaning specified in the Sponsor Agreement.

“Subscription Agreement” means each individual subscription agreement entered into by each PIPE Investor.

“Termination Date” means December 7, 2021.

“Transaction Agreements” means the Merger Agreement, the Registration Rights Agreement, the Shareholders Agreement, the Sponsor Agreement, the Forward Purchase Agreement, the Subscription Agreements, the Company Charter, the Company Bye-laws, the FTAC Charter, and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Expenses” means the aggregate amount of the PGHL Transaction Expenses and FTAC Transaction Expenses.

“Transactions” means the transactions contemplated by the Merger Agreement, including the Merger, the Paysafe Contribution, the FTAC Contribution, the Founder LLC Contribution, the Company LLC Contribution and the Pre-Closing Recapitalization.

“Trasimene Capital” means Trasimene Capital Management, LLC, a financial advisory firm led by William P. Foley, II.

“Treasury Regulations” means the regulations, including proposed and temporary regulations, promulgated under the Code.

“Trust Account” has the meaning specified in Section 6.07(a) of the Merger Agreement.

“Trust Agreement” means the Investment Management Trust Agreement, dated August 21, 2020, by and between FTAC and the Trustee on file with the SEC Reports of FTAC as of December 7, 2020.

“Trustee” means Continental Stock Transfer & Trust Company, a New York corporation.

“U.S. dollar,” “USD,” “US$” and “$” mean the legal currency of the United States.

“VAT” means any: (a) tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) (including, in relation to the UK, value added tax imposed by the Value Added Tax Act 1994 and legislation and regulations supplemental thereto); and (b) other tax of a similar nature (including, without limitation, sales tax, use tax, consumption tax and goods and services tax), whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in (a), or elsewhere.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Refinitiv Workspace or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Refinitiv Workspace, or, if no dollar volume-weighted average price is reported for such security by Refinitiv Workspace for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc.

“Warrant Agreement” means that certain Warrant Agreement, dated as of August 21, 2020, between FTAC and Continental Stock Transfer & Trust Company, a New York corporation.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Q. Why am I receiving this proxy statement/ prospectus?

A. FTAC, PGHL, the Company, Merger Sub, the Accounting Predecessor and the LLC (PGHL, the Accounting Predecessor, Merger Sub and the LLC, together, the “Paysafe Parties”) have agreed to the Business Combination under the terms of the Merger Agreement that is described in this proxy statement/prospectus and is attached to this proxy statement/prospectus as Annex A. The Merger Agreement provides that, among other things, (i) Merger Sub will merge with and into FTAC, with FTAC being the surviving corporation in the merger and an indirect subsidiary of the Company and each outstanding share of FTAC Class A Common Stock and FTAC Class B Common Stock (other than certain excluded shares) will convert into the right to receive one Company Common Share, and (ii) PGHL will transfer and contribute the Accounting Predecessor to the Company in exchange for Company Common Shares and cash.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. See the section entitled “Proposal No. 1—The Business Combination Proposal.”

Q. When and where is the Special Meeting?	A. The Special Meeting will be held on , 2021, at 12:00 p.m., Eastern Time via live webcast at .

Q. Can I attend the Special Meeting in person?	A. No. You will not be able to attend the Special Meeting in person. FTAC will be hosting the Special Meeting via live webcast on the Internet. The webcast will start at 12:00 p.m. Eastern Time, on , 2021. Any stockholder can listen to and participate in the Special Meeting live via the Internet at . You will be able to attend the Special Meeting online and vote during the Special Meeting by visiting and entering the control number on your proxy card.

Q. What do I need in order to participate in the Special Meeting online?	A. You can attend the Special Meeting via the Internet by visiting . You will need the voter control number included on your proxy card in order to be able to vote your shares during the Special Meeting. If you do not have a voter control number, you will be able to listen to the meeting only and you will not be able to vote during the Special Meeting.

Q. What is being voted on at the Special Meeting?	A. FTAC’s stockholders are being asked to consider and vote upon a proposal to approve the Business Combination described in the accompanying proxy statement/prospectus, including (a) adopting the Merger Agreement, (b) approving the issuance of the Class C Common Stock in exchange for the warrants held by the FTAC Founder and (c) approving the other transactions contemplated by the Merger Agreement and related agreements described in the accompanying proxy statement/prospectus. See the section entitled “Proposal No. 1—The Business Combination Proposal.”

FTAC’s stockholders are also being asked to consider and vote upon a proposal to approve and adopt the third amended and restated certificate of incorporation of FTAC. See the section entitled “Proposal No. 2—The Charter Amendment Proposal.”

FTAC’s stockholders are also being asked to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the Company Bye-laws, presented separately in accordance with the SEC requirements. See the section entitled “Proposal No. 3—The Governance Proposal.”

FTAC’s stockholders are also being asked to consider and vote on a proposal to approve and adopt the Paysafe Limited 2021 Omnibus Incentive Plan and the material terms thereunder, including the authorization of the initial share reserve thereunder. See the section entitled “Proposal No. 4—The Omnibus Incentive Plan Proposal.”

FTAC’s stockholders may also be asked to consider and vote upon an Adjournment Proposal, which is a proposal to adjourn the Special Meeting to a later date or dates to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Special Meeting, FTAC would not have been authorized to consummate the Business Combination. See the section entitled “Proposal No. 5—The Adjournment Proposal.”

FTAC will hold the Special Meeting of its stockholders to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. Stockholders should read it carefully.

Q. Are the proposals conditioned on one another?	A. Unless the Business Combination Proposal is approved, the Omnibus Incentive Plan Proposal and Charter Amendment Proposals will not be presented to the FTAC Stockholders at the Special Meeting. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite vote for approval, then FTAC will not consummate the Business Combination. In addition, if the Charter Amendment Proposal does not receive the requisite vote for approval, then FTAC will not consummate the Business Combination. If FTAC does not consummate the Business Combination and fails to complete an initial business combination by August 21, 2022 (or such later date as FTAC Stockholders may approve in accordance with its Current Charter), FTAC will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to its public stockholders.

The vote of stockholders is important. Stockholders are encouraged to submit their completed proxy card as soon as possible after carefully reviewing this proxy statement/prospectus.

Q. Why is FTAC proposing the Business Combination?	A. FTAC was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

FTAC completed its initial public offering (the “IPO”) of Units on August 21, 2020, with each Unit consisting of one share of its FTAC Class A Common Stock and one-third of one FTAC Warrant. Each whole FTAC Warrant entitles the holder to purchase one share of FTAC Class A Common Stock at a price of $11.50. FTAC also closed on the sale of the Units subject to over-allotment on August 21, 2020, raising total gross proceeds of $1,300,000,000. On August 26, 2020, the underwriters partially exercised their over-allotment option, resulting in an additional 16,703,345 Units issued for an aggregate amount of $167,033,450. In connection with the underwriters’ partial exercise of their over-allotment option, FTAC also consummated the sale of an additional 2,227,113 Private Placement Warrants at $1.50 per Private Placement Warrant, generating total proceeds of $3,340,669. A total of $167,033,450 was deposited into the Trust Account, bringing the total Units sold in the IPO to 146,703,345 Units and the aggregate proceeds held in the Trust Account as of such date to $1,467,033,450.

Paysafe is a leading, global pioneer in digital commerce with over $98 billion in volume processed in 2019 and $73 billion processed for the nine months ended September 30, 2020. Paysafe generated $1.4 billion in revenue in 2019 and $1.1 billion in revenue for the nine months ended September 30, 2020, with net losses of $110 million and $116 million during the same periods, respectively. Paysafe empowers over 15 million active users in more than 120 countries and over 250,000 small and medium businesses (“SMBs”) across the United States, Canada and Europe to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels, generating over 75% of its revenue from eCommerce and Integrated Commerce solutions. Paysafe focuses on specialized and high-risk industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games), digital trading, cryptocurrencies, nutraceuticals, Cannabidiol (CBD) products and multi-level marketing, which represented approximately $640 million, or 45%, of its revenue for the year ended December 31, 2019.

After careful consideration, the FTAC Board has determined that the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal, the Omnibus Incentive Plan Proposal and the Adjournment Proposal are fair to and in the best interests of FTAC and its stockholders and recommends voting “FOR” the Business Combination Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Governance Proposal, “FOR” the Omnibus Incentive Plan Proposal and, if presented, “FOR” the Adjournment Proposal. See “Proposal No. 1—The Business Combination—FTAC’s Board of Directors’ Reasons for Approval of the Business Combination” for additional information. Consummation of the Transactions is conditioned on the approval of each of the Business Combination Proposal and the Charter Amendment Proposal. If either of those proposals are not approved, we will not consummate the Transaction.

Q. What will happen in the Business Combination?	A. At the Closing, Merger Sub will merge with and into FTAC, with FTAC surviving such Merger. Upon consummation of the Merger, FTAC will become a wholly-owned indirect subsidiary of the Company and holders of FTAC securities will exchange their FTAC securities for securities of the Company. In particular, among other transactions, (i) each outstanding share of FTAC Class A Common Stock (excluding shares that are redeemed by the holders) and each outstanding share of FTAC Class B Common Stock (28,687,959 shares following the Founder’s forfeiture to FTAC for cancellation of 7,987,877 Founder Shares) will be converted into one Company Common Share, and (ii) each outstanding FTAC Warrant (other than Private Placement Warrants) will become one Company Warrant that will entitle the holder thereof to purchase one Company Common Share in lieu of one share of FTAC Class A Common Stock.

Q. What equity stake will current stockholders of FTAC, the PIPE Investors, and PGHL hold in the post-combination company after the closing?

A. Upon consummation of the Business Combination, the Company will become a new public company and FTAC will become a wholly-owned subsidiary of the Company. PGHL, the former security holders of FTAC, and the PIPE Investors will all become security holders of the Company. See the section entitled “Beneficial Ownership of Securities.”

It is anticipated that, upon completion of the Business Combination: (i) FTAC’s public stockholders (excluding Cannae) will hold approximately 20.4% of the outstanding common shares of the post-combination company; (ii) the PIPE Investors (excluding Cannae) will hold approximately 22.9% of the outstanding common shares of the post-combination company; (iii) Cannae (excluding amounts included in Founder) will hold approximately 7.0% of the outstanding common shares of the post-combination company; (iv) the Founder (including Cannae) will hold approximately 4.0% of the outstanding common shares of the post-combination company; and (v) PGHL, which will be jointly controlled by the CVC Investors and the Blackstone Investors, will hold approximately 45.7% of the outstanding common shares of the post-combination company. These levels of ownership interest: (i) exclude the impact of the shares of FTAC Class A Common Stock underlying the FTAC Warrants and (ii) assume the No Redemption Scenario.

For more information, please see the sections entitled “Beneficial Ownership of Securities,” and “Unaudited Pro Forma Condensed Combined Financial Information.”

Q. What are the U.S. Federal income tax consequences of the Business Combination to U.S. holders of FTAC Common Stock and/or FTAC Warrants?

A. As described more fully under the section entitled “Proposal No. 1—The Business Combination Proposal—Material Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Holders,” subject to the discussions below of Non-Founder FTAC Warrants and Section 367(a) of the Code, the exchange by FTAC Stockholders of FTAC Class A Common Stock and the acquisition of the Company Common Shares by FTAC Stockholders solely in exchange therefor resulting from the Merger, taken together with the related transactions, should qualify as a transfer of property to a corporation in exchange for stock qualifying for non-recognition of gain or loss under Section 351(a) of the Code. In addition, the parties expect that Section 367(a) of the Code should not cause the Company to not be treated as a corporation for purposes of non-recognition of gain under Section 351(a) of the Code.

Accordingly, the expected U.S. federal income tax treatment of U.S. holders of FTAC Class A Common Stock or Non-Founder FTAC Warrants is as follows: (1) a U.S. holder that owns only FTAC Class A Common Stock but not Non-Founder FTAC Warrants and that exchanges such FTAC Class A Common Stock for Company Common Shares in the Merger and related transactions generally should not recognize gain or loss, (2) a U.S. holder that owns only Non-Founder FTAC Warrants but not FTAC Class A Common Stock and whose Non-Founder FTAC Warrants convert into Company Warrants should recognize gain or loss upon the conversion of Non-Founder FTAC Warrants into Company Warrants equal to the difference between the fair market value of the Company Warrants received and such U.S. holder’s adjusted tax basis in such U.S. holder’s Non-Founder FTAC Warrants, and (3) a U.S. holder that receives Company Common Shares and whose Non-Founder FTAC Warrants convert into Company Warrants in the Merger and related transactions should recognize gain (if any) with respect to the shares of FTAC Class A Common Stock and Non-Founder FTAC Warrants held immediately prior to the Merger in an amount equal to the lesser of (i) the excess (if any) of the fair market value of the Company Common Shares and Company Warrants received over such U.S. holder’s tax basis in the FTAC Class A Common Stock and Non-Founder FTAC Warrants or (ii) the fair market value of the Company Warrants received. Any loss realized by a U.S. holder would not be recognized.

If the exchange by FTAC Stockholders of FTAC Class A Common Stock and the acquisition of Company Common Shares by FTAC Stockholders in exchange therefor resulting from the Merger, together with the related transactions, is not treated as a transfer of property to a corporation in exchange for stock qualifying for non-recognition of gain or loss under Section 351(a) of the Code or is treated as a transfer described in Section 351(a) of the Code but it is determined that Section 367(a) of the Code applies to the transfer of FTAC Class A Common Stock, then a U.S. holder would generally recognize gain, if any, in an amount equal to the excess of (i) the fair market value of the Company Common Shares (and, if such FTAC Stockholders also hold Non-Founder FTAC Warrants that pursuant to the terms of the Non-Founder FTAC Warrants convert into Company Warrants, the converted Company Warrants) received over (ii) such U.S. holder’s adjusted tax basis in such FTAC Class A Common Stock (and Non-Founder FTAC Warrants, if any). This could result in a U.S. holder of FTAC Class A Common Stock (and Non-Founder FTAC Warrants, if any) recognizing a greater amount of gain for U.S. federal income tax purposes than such holder would have recognized if Section 351(a) of the Code applied or Section 367(a) of the Code did not apply.

The summary above is qualified in its entirety by the more detailed discussion provided in the section entitled “Proposal No. 1—The Business Combination Proposal—Material Tax Considerations—Material U.S. Federal Income Tax Considerations.”

Q. What are the U.S. federal income tax consequences of exercising my redemption rights?

A. The receipt of cash by a U.S. holder of FTAC Class A Common Stock in redemption of such shares will be a taxable transaction for U.S. federal income tax purposes. Please see the section entitled “Proposal No. 1—The Business Combination Proposal—Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Redemption of FTAC Class A Common Stock Pursuant to the FTAC Stockholder Redemption” for additional information. You are urged to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

Please see the section entitled “Proposal No. 1—The Business Combination Proposal—Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Redemption of FTAC Common Stock” for additional information. You are urged to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

Q. What conditions must be satisfied to complete the Business Combination?	A. There are a number of closing conditions to the Business Combination, including, but not limited to, the following:

• the approval of the FTAC Stockholder Matters, other than the Omnibus Incentive Plan Proposal, by the requisite vote of FTAC’s stockholders;

•  receipt of requisite regulatory approvals, including termination or expiration of the applicable waiting period under the HSR Act and receipt of required approvals from the UK Financial Conduct Authority and the Central Bank of Ireland;

• no law or order preventing or prohibiting the transactions contemplated by the Merger Agreement;

• the Company Common Shares to be issued in connection with the transactions having been approved for listing on the NYSE, subject only to official notice of issuance thereof;

• the effectiveness of the registration statement of which this proxy statement/prospectus forms a part;

• the Available Cash Amount being not less than $3,400,000,000; and

• FTAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the FTAC Stockholder Redemption.

For a summary of all of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “Proposal No. 1—The Business Combination Proposal—The Merger Agreement.”

Q. How many votes do I have at the Special Meeting?	A. FTAC Stockholders are entitled to one vote at the Special Meeting for each share of FTAC Common Stock held of record as of , 2021, the record date for the Special Meeting (the “record date”). As of the close of business on the record date, there were shares of FTAC Class A Common Stock outstanding and shares of FTAC Class B Common Stock outstanding. The holders of FTAC Warrants have no voting rights with respect to such securities.

Q. Why is FTAC proposing the Governance Proposal?	A. FTAC is requesting that its stockholders vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions contained in the Company Bye-laws that materially affect stockholder rights. This vote is not otherwise required by Delaware law (separate and apart from the Charter Amendment Proposal), but, consistent with SEC guidance, FTAC is submitting these provisions to its stockholders separately for approval. The stockholder vote regarding this proposal is an advisory vote and is not binding on FTAC or the FTAC Board (separate and apart from the approval of the Charter Amendment Proposal). Furthermore, the Business Combination is not conditioned on the approval of the Governance Proposal. Please see the section entitled “Proposal No. 3—The Governance Proposal.”

Q. What vote is required to approve the proposals presented at the Special Meeting?

A. The approval of the Business Combination Proposal requires the affirmative vote of holders of a majority of the outstanding shares of FTAC Class A Common Stock and FTAC Class B Common Stock, voting together as a single class, represented virtually or by proxy and entitled to vote thereon at the Special Meeting represented virtually or by proxy at the Special Meeting. Abstentions and Broker Non-Votes will count as a vote “AGAINST” the Business Combination Proposal.

The approval of the Charter Amendment Proposal will require the affirmative vote of (i) holders of a majority of the outstanding shares of FTAC Class A Common Stock and FTAC Class B Common Stock, voting together as a single class, represented virtually or by proxy and entitled to vote thereon at the Special Meeting and (ii) holders of a majority of the outstanding shares of FTAC Class B Common Stock entitled to vote thereon at the Special Meeting, which approval of the FTAC Class B Common Stock shall be provided by the holders of FTAC Class B Common Stock by written consent, voting separately as a single class. Abstentions and Broker Non-Votes will have the same effect as votes “AGAINST” for this vote.

The approval of the Governance Proposal, the Omnibus Incentive Plan and, if presented, the Adjournment Proposal will require the affirmative vote of a majority of the votes cast by holders of shares of FTAC Class A Common Stock and FTAC Class B Common Stock, voting together as a single class, represented virtually or by proxy at the Special Meeting. Accordingly, if a valid quorum is established, a FTAC stockholder’s failure to vote by proxy or to vote at the Special Meeting with regard to the Governance Proposal, the Omnibus Incentive Plan Proposal and the Adjournment Proposal will have no effect on such proposals.

Q. What constitutes a quorum at the Special Meeting?	A. A quorum shall be present at a meeting of FTAC Stockholders if the holders of a majority of the shares entitled to vote are present in person, represented by duly authorized representative in the case of a corporation or other legal entity or presented by proxy. In the absence of a quorum, the chairman of the Special Meeting has power to postpone or adjourn the Special Meeting for a period of no longer than twenty (20) days, and FTAC is required to do so under the terms of the Merger Agreement in such circumstances. As of the record date, shares of FTAC Common Stock would be required to achieve a quorum.

Q. How do the Sponsor Persons of FTAC intend to vote on the proposals?	A. The Sponsor Persons, which hold 100% of the issued and outstanding shares of FTAC Class B Common Stock, beneficially own and are entitled to vote an aggregate of approximately 20% of the outstanding shares of FTAC Common Stock. These parties are required by certain agreements and intend to vote their securities in favor of the FTAC Stockholder Matters and in favor of the Governance Proposal and the Adjournment Proposal, if the latter is presented at the Special Meeting.

Q. Do I have redemption rights?	A. Yes. Pursuant to the FTAC Charter, in connection with the completion of the Business Combination, holders of shares of FTAC Class A Common Stock (other than the Sponsor Persons who have agreed to waive the right to redeem shares pursuant to the Sponsor Agreement) may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the FTAC Charter. For illustrative purposes, as of , 2021, this would have amounted to approximately $ per share. If a holder of FTAC Class A Common Stock exercises its redemption rights, then such holder will be exchanging its shares of FTAC Class A Common Stock for cash. Such a holder would be entitled to receive cash for its shares only if it properly demands redemption and delivers its shares of FTAC Class A Common Stock (either physically or electronically) to FTAC’s transfer agent at least two (2) business days prior to the Special Meeting. See the section titled “Special Meeting of FTAC Stockholders—Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q. Will how I vote affect my ability to exercise redemption rights?	A. No. You may exercise your redemption rights regardless of whether you vote or, if you vote, irrespective of whether you vote “FOR” or “AGAINST” the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal, the Omnibus Incentive Plan Proposal or the Adjournment Proposal. As a result, the Merger Agreement can be approved by stockholders who will redeem their shares of FTAC Class A Common Stock and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of the NYSE.

Q. How do I exercise my redemption rights?	A. If you are a holder of shares of FTAC Class A Common Stock (other than a Sponsor Person) and wish to exercise your right to have your shares of FTAC Class A Common Stock redeemed, you must:

•  submit a written request to Continental Stock Transfer & Trust Company, FTAC’s transfer agent, in which you (a) request that FTAC redeem all or a portion of your shares of FTAC Class A Common Stock for cash and (b) identify yourself as the beneficial holder of the shares of FTAC Class A Common Stock and provide your legal name, phone number and address; and

• deliver your shares of FTAC Class A Common Stock to Continental Stock Transfer & Trust Company, FTAC’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders of shares of FTAC Class A Common Stock must complete the procedures for electing to redeem their shares of FTAC Class A Common Stock in the manner described above prior to 5:00 p.m., eastern time, on , 2021 (two (2) business days before the Special Meeting) in order for their shares of FTAC Class A Common Stock to be redeemed.

The address of Continental Stock Transfer & Trust Company, FTAC’s transfer agent, is listed under the question “Who can help answer my questions?” below.

Holders of Units must elect to separate the Units into the underlying shares of FTAC Class A Common Stock and FTAC Warrants prior to exercising redemption rights with respect to the shares of FTAC Class A Common Stock. If holders hold their FTAC Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the FTAC Units into the underlying shares of FTAC Class A Common Stock and FTAC Warrants, or if a holder holds FTAC Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, FTAC’s transfer agent, directly and instruct them to do so.

Holders of shares of FTAC Class A Common Stock will be entitled to request that their shares of FTAC Class A Common Stock be redeemed for a pro rata portion of the amount on deposit in the Trust Account as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to FTAC (net of taxes payable). For illustrative purposes, as of , 2021, this would have amounted to approximately $ per issued and outstanding shares of FTAC Class A Common Stock. However, the proceeds deposited in the Trust Account could become subject to the claims of FTAC’s creditors, if any, which would have priority over the claims of holders of shares of FTAC Class A Common Stock. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. It is expected that the funds to be distributed to holders of shares of FTAC Class A Common Stock electing to redeem their shares of FTAC Class A Common Stock will be distributed promptly after the consummation of the Business Combination.

A holder of shares of FTAC Class A Common Stock, together with any affiliate of such holder and any person with whom such holder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), may not seek to have more than 15% of the aggregate shares of FTAC Class A Common Stock redeemed without the consent of FTAC.

Any request for redemption, once made by a holder of shares of FTAC Class A Common Stock, may be withdrawn at any time up to two (2) business days prior to the vote on the Business Combination Proposal. Furthermore, if a holder of a shares of FTAC Class A Common Stock delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of shares of FTAC Class A Common Stock electing to redeem their shares will be distributed promptly after the completion of the Initial Business Combination. You may make such request by contacting Continental Stock Transfer & Trust Company at the phone number or address listed under the question “Who can help answer my questions?” below.

Any corrected or changed written exercise of redemption rights must be received by Continental Stock Transfer & Trust Company, FTAC’s transfer agent, two (2) business days prior to the vote taken on the FTAC Stockholder Matters at the Special Meeting. No request for redemption will be honored unless the holder’s shares of FTAC Class A Common Stock have been delivered (either physically or electronically) to Continental Stock Transfer & Trust Company, at least two (2) business days prior to the Special Meeting.

If you exercise your redemption rights, then you will be exchanging your shares of FTAC Class A Common Stock for cash and will not be entitled to Company Common Shares upon consummation of the Business Combination.

If you are a holder of shares of FTAC Class A Common Stock and you exercise your redemption rights, such exercise will not result in the loss of any FTAC Warrants that you may hold.

Q. If I am a FTAC Warrant holder, can I exercise redemption rights with respect to my FTAC Warrants?	A. No. The holders of FTAC Warrants have no redemption rights with respect to such securities.

Q. If I am a FTAC Unit holder, can I exercise redemption rights with respect to my FTAC Units?

A. No. Holders of outstanding FTAC Units must separate the underlying shares of FTAC Class A Common Stock and FTAC Warrants prior to exercising redemption rights with respect to the shares of FTAC Class A Common Stock.

If you hold FTAC Units registered in your own name, you must deliver the certificate for such FTAC Units to Continental Stock Transfer & Trust Company, FTAC’s transfer agent, with written instructions to separate such FTAC Units into shares of FTAC Class A Common Stock and FTAC Warrants. This must be completed far enough in advance to permit the mailing of the share certificates back to you so that you may then exercise your redemption rights upon the separation of the shares of FTAC Class A Common Stock from the FTAC Units. See “How do I exercise my redemption rights?” above. The address of Continental Stock Transfer & Trust Company is listed under the question “Who can help answer my questions?” below.

If a broker, bank, or other nominee holds your FTAC Units, you must instruct such broker, bank or nominee to separate your FTAC Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, FTAC’s transfer agent. Such written instructions must include the number of FTAC Units to be split and the nominee holding such FTAC Units. Your nominee must also initiate electronically, using DTC’s deposit withdrawal at custodian (DWAC) system, a withdrawal of the relevant FTAC Units and a deposit of the number of shares of FTAC Class A Common Stock and FTAC Warrants represented by such FTAC Units. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the shares of FTAC Class A Common Stock from the FTAC Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your shares of FTAC Class A Common Stock to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q. Do I have appraisal rights if I object to the proposed Business Combination?	A. No. Neither FTAC Stockholders nor its unit holders or warrant holders have appraisal rights in connection with the Business Combination under the DGCL.

Q. I am an FTAC warrant holder. Why am I receiving this proxy statement/prospectus?	A. As a holder of FTAC Warrants, which will become Company Warrants, you will be entitled to purchase one Company Common Share in lieu of one share of FTAC Class A Common Stock at a purchase price of $11.50 upon consummation of the Business Combination. This proxy statement/prospectus includes important information about the Company and the business of Paysafe and its subsidiaries following consummation of the Business Combination. Since holders of FTAC Warrants will become holders of Company Warrants and may become holders of Company Common Shares upon consummation of the Business Combination, we urge you to read the information contained in this proxy statement/prospectus carefully.

Q. What happens to the funds deposited in the Trust Account after consummation of the Business Combination?	A. Of the net proceeds of FTAC’s IPO (including the net proceeds of the underwriters’ partial exercise of their over-allotment option) and simultaneous private placements, a total of $1,467,033,450 was placed in the Trust Account following the IPO. After consummation of the Business Combination, the funds in the Trust Account will be released to FTAC and used by FTAC to pay holders of the shares of FTAC Class A Common Stock who exercise redemption rights, to pay a portion of the Closing Cash Consideration to PGHL, to pay fees and expenses incurred in connection with the Business Combination (including fees of an aggregate of approximately $51,346,170 in deferred underwriter fees to certain underwriters in connection with the IPO) and for expenses related to prior proposed business combinations that were not consummated.

Q. What happens if a substantial number of FTAC Stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?	A. Holders of shares of FTAC Class A Common Stock may vote in favor of the Business Combination and exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of FTAC Stockholders are substantially reduced as a result of redemption by holders of shares of FTAC Class A Common Stock. The FTAC Charter provides that the Business Combination will not be consummated if, upon the consummation of the Business Combination, FTAC does not have at least $5,000,001 in net tangible assets after giving effect to the payment of amounts that FTAC will be required to pay to redeeming stockholders upon consummation of the Business Combination. In the event of significant stockholder redemptions, with fewer shares of FTAC Class A Common Stock and fewer holders of shares of FTAC Class A Common Stock, the trading market for Company Common Shares may be less liquid than the market for shares of FTAC Class A Common Stock was prior to the consummation of the Business Combination and one of PGHL’s conditions to consummation of the Business Combination may not be satisfied if the redemptions result in the Available Cash Amount being less than $3,400,000,000. In addition, in the event of significant stockholder redemptions, the Company may not be able to meet the listing standards for the NYSE. FTAC, the Company and the Paysafe Parties have certain obligations in the Merger Agreement to use reasonable best efforts in connection with the Business Combination, including with respect to satisfying the NYSE listing condition. It is a condition precedent to the Paysafe Parties’ obligation to consummate the Business Combination that the Available Cash Amount not be less than $3,400,000,000. Unless waived in accordance with the Merger Agreement, if either the NYSE listing condition in the Merger Agreement or the Available Cash Amount condition is not met, the Business Combination will not be consummated.

Q. What happens if the Business Combination is not consummated?	A. If FTAC does not complete the Business Combination with the Company and the Paysafe Parties (or another initial business combination) by August 21, 2022, FTAC must cease operation and redeem 100% of the outstanding shares of FTAC Class A Common Stock, at a per-share price, payable in cash, equal to the amount then held in the Trust Account (approximately $ per share as of , 2021).

Q. When do you expect the Business Combination to be completed?	A. The Business Combination will be consummated as promptly as practicable (and in any event no later than 12:00 p.m. Eastern Time on the third (3rd) business day) following the satisfaction, or waiver, of the conditions precedent to Closing set forth in the Merger Agreement, including the approval of the Business Combination Proposal by the holders of FTAC Common Stock. For a description of the conditions for the completion of the Business Combination, see the section entitled “Proposal No. 1—The Business Combination Proposal—The Merger Agreement—Conditions to Closing of the Transaction.”

Q. What do I need to do now?	A. FTAC urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder and/or warrant holder of FTAC. Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q. How do I vote?	A. If you are a holder of record of FTAC Common Stock on the record date, you may vote remotely at the Special Meeting or by submitting a proxy for the Special Meeting. The Special Meeting will be a completely virtual meeting of stockholders, which will be conducted via live webcast. You will be able to attend the Special Meeting online, vote during the Special Meeting by visiting and entering the control number on your proxy card. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote remotely, obtain a proxy from your broker, bank or nominee and a control number from Continental Stock Transfer and Trust Company, available once you have received your proxy by emailing proxy@continentalstock.com.

Q. If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?	A. No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe the proposals presented to the FTAC Stockholders at the special meeting will be considered non-routine and, therefore, your broker, bank or nominee cannot vote your shares without your instruction on any of the proposals presented at the Special Meeting. If you do not provide instructions with your proxy, your broker, bank or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the Special Meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q. May I change my vote after I have mailed my signed proxy card?	A. Yes. FTAC Stockholders of record may send a later-dated, signed proxy card to FTAC’s transfer agent at the address set forth at the end of this section so that it is received prior to the vote at the Special Meeting or attend the Special Meeting by visiting , entering the control number on your proxy card and voting. Stockholders also may revoke their proxy by sending a notice of revocation to FTAC’s transfer agent, which must be received by FTAC’s transfer agent prior to the vote at the Special Meeting.

Q. What happens if I fail to take any action with respect to the Special Meeting?	A. If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by FTAC Stockholders and consummated, you will become a stockholder and/or warrant holder of the Company. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder and/or warrant holder of FTAC.

Q. What should I do if I receive more than one set of voting materials?	A. FTAC Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your FTAC Common Stock.

Q. What happens if I sell my FTAC Common Stock before the Special Meeting?	A. The record date for the Special Meeting is earlier than the date of the Special Meeting and earlier than the date the Business Combination is expected to be completed. If you transfer your shares after the applicable record date, but before the Special Meeting date, unless you grant a proxy to the transferee, you will retain your right to vote at the Special Meeting.

Q. Who can help answer my questions?	A. If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact FTAC’s proxy solicitor as follows:

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and Brokers call (203) 658-9400

BFT.info@investor.morrowsodali.com

You may also obtain additional information about FTAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of shares of FTAC Class A Common Stock and you intend to seek redemption of your shares, you will need to deliver your stock (either physically or electronically) to FTAC’s transfer agent at the address below at least two (2) business days prior to the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock for redemption, please contact FTAC’s transfer agent as follows:

Continental Stock Transfer & Trust Company Attention: Mark Zimkind 1 State Street, 30th Floor New York, New York 10004 mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Proposals to be submitted for a vote at the Special Meeting, including the Business Combination, you should read this entire document carefully, including the Merger Agreement attached as Annex A to this proxy statement/prospectus. The Merger Agreement is the legal document that governs the Merger and share exchange and the other transactions that will be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus in the section entitled “Proposal No. 1—The Business Combination Proposal—The Merger Agreement.”

Parties to the Business Combination

Paysafe Group Holdings Limited

PGHL was incorporated under the laws of England and Wales on July 17, 2017, and is the direct parent company of Paysafe Limited.

PGHL is a leading, global pioneer in digital commerce solutions. PGHL empowers over 15 million active users in more than 120 countries and over 250,000 SMBs across the United States, Canada, and Europe to conduct secure and friction-less commerce across online, mobile, in-app, and in-store channels. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in Integrated Processing, Digital Wallet and online eCash solutions.

The mailing address of PGHL’s principal executive offices are located at 25 Canada Square, 27th Floor, London, United Kingdom E14 5LQ, and our telephone number is +44 (0) 207 608 8460.

Pi Jersey Holdco 1.5 Limited

Pi Jersey Holdco 1.5 Limited, or the Accounting Predecessor, was incorporated in Jersey, Channel Islands, on November 17, 2017, and is a wholly owned subsidiary of PGHL. The Business Combination will be accounted for as a capital reorganization whereby Paysafe Limited will be the successor to the Accounting Predecessor.

The mailing address of the Accounting Predecessor’s principal executive offices are located at 25 Canada Square, 27th Floor, London, United Kingdom E14 5LQ, and our telephone number is +44 (0) 207 608 8460.

Paysafe Limited

Paysafe Limited was incorporated by PGHL under the laws of Bermuda on November 23, 2020 for the purpose of effectuating the Business Combination described herein and becoming the parent company of the combined business following the consummation of the Business Combination.

Paysafe Limited was incorporated with an aggregate share capital of 1,000 shares of par value $0.001 each, all of which are issued and outstanding as of the date of this proxy statement/prospectus. For descriptions of the Paysafe Limited’s securities, please see the section titled “Description of the Company’s Securities” for additional information.

The mailing address of Paysafe Limited’s registered office is c/o M Q Services Ltd., Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. It is the intention that, in the longer term, the affairs of Paysafe will be conducted so that the central management and control of Paysafe is exercised in the UK with its principal executive office located at 25 Canada Square, 27th Floor, London, United Kingdom E14 5LQ and its telephone number is +44 (0) 207 608 8460.

Paysafe Merger Sub Inc.

Merger Sub is a wholly owned subsidiary of Paysafe Limited formed solely for the purposes of effectuating the Merger described herein. Merger Sub was incorporated under the laws of Delaware as a corporation on December 4, 2020. Merger Sub owns no material assets and does not operate any business. The mailing address of Merger Sub’s registered office is 1209 Orange Street, Wilmington, DE 19801, County of New Castle. After the consummation of the Business Combination, Merger Sub will cease to exist as a separate legal entity.

Paysafe Bermuda Holding LLC

Paysafe Bermuda Holding LLC is a wholly owned subsidiary of Paysafe Limited formed solely for the purpose of effectuating the Business Combination as described herein. Paysafe Bermuda Holding LLC was formed under the laws of Bermuda as an exempted limited liability company on November 26, 2020. Paysafe Bermuda Holding LLC owns no material assets and does not operate any business.

The mailing address of Paysafe Bermuda Holding LLC’s registered office is c/o M Q Services Ltd., Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. After the consummation of the Business Combination, Paysafe Bermuda Holding LLC will remain a subsidiary of Paysafe Limited and will own all of the equity interests of the Accounting Predecessor. Additionally, pursuant to the Founder LLC Contribution, Paysafe Bermuda Holding LLC will be treated as a partnership for U.S. federal tax purposes and Founder will own exchangeable units of Paysafe Bermuda Holding LLC as provided in the Sponsor Agreement.

Foley Trasimene Acquisition Corp. II

FTAC is a blank check company incorporated on July 15, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On August 21, 2020, FTAC consummated its IPO of 130,000,000 Units, with each Unit consisting of one share of its Class A Common Stock and one-third of one Warrant. Each whole Public Warrant entitles the holder to purchase one share of FTAC Class A Common Stock at a purchase price of $11.50 upon consummation of an Initial Business Combination. The Units from FTAC were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $1,300,000,000.

Simultaneously with the closing of the IPO, FTAC consummated the sale of 18,666,667 Private Placement Warrants at a price of $1.50 per Private Placement Warrant in a private placement to the Founder, generating gross proceeds of $28,000,000. Following the consummation of the IPO on August 21, 2020, an amount of $1,300,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in the Trust Account. On August 26, 2020, the underwriters partially exercised their over-allotment option, resulting in an additional 16,703,345 Units issued for an aggregate amount of $167,033,450. In connection with the underwriters’ partial exercise of their over-allotment option, FTAC also consummated the sale of an additional 2,227,113 Private Placement Warrants at $1.50 per Private Placement Warrant, generating total proceeds of $3,340,669. A total of $167,033,450 was deposited into the Trust Account, bringing the total Units sold in the IPO to 146,703,345 Units and the aggregate proceeds held in the Trust Account as of such date to $1,467,033,450.

FTAC entered into the Forward Purchase Agreement with Cannae Holdings, in which Cannae Holdings agreed to purchase an aggregate of 15,000,000 shares of FTAC’s Class A Common stock, plus an aggregate of 5,000,000 redeemable warrants to purchase one share of FTAC’s Class A common stock at $11.50 per share, for an aggregate purchase price of $150,000,000, in a private placement to occur concurrently with the closing of an Initial Business Combination. As of                , 2021, the record date for the Special Meeting, there was approximately $         held in the trust account.

FTAC Units, FTAC Class A Common Stock and Public Warrants are listed on the NYSE under the symbols “BFT.U,” “BFT,” and “BFT.WS,” respectively.

The mailing address of FTAC’s principal executive office is 1701 Village Center Circle, Las Vegas, NV 89134. After the consummation of the Business Combination, it will become a wholly-owned indirect subsidiary of the Company.

The Business Combination and the Merger Agreement

General

FTAC was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Paysafe is a leading, global pioneer in digital commerce with over $98 billion in volume processed in 2019 and $73 billion processed for the nine months ended September 30, 2020. Paysafe generated $1.4 billion in revenue in 2019 and $1.1 billion in revenue for the nine months ended September 30, 2020, with net losses of $110 million and $116 million during the same periods, respectively. Paysafe empowers over 15 million active users in more than 120 countries and over 250,000 SMBs across the United States, Canada and Europe to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels, generating over 75% of its revenue from eCommerce and Integrated Commerce solutions. Paysafe focuses on specialized and high-risk industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games), digital trading, cryptocurrencies, nutraceuticals, Cannabidiol (CBD) products and multi-level marketing, which represented approximately $640 million, or 45%, of its revenue for the year ended December 31, 2019.

After careful consideration, the FTAC Board has determined that the Business Combination Proposal is fair to and in the best interests of FTAC and its stockholders and recommends voting “FOR” the Business Combination Proposal. See “Proposal No. 1—The Business Combination—FTAC’s Board of Directors’ Reasons for Approval of the Business Combination” for additional information.

Assuming the No Redemption Scenario, it is anticipated that, upon completion of the Business Combination: (i) FTAC’s public stockholders (excluding Cannae) will hold approximately 20.4% of the outstanding common shares of the post-combination company; (ii) the PIPE Investors (excluding Cannae) will hold approximately 22.9% of the outstanding common shares of the post-combination company; (iii) Cannae (excluding amounts included in Founder) will hold approximately 7.0% of the outstanding common shares of the post-combination company; (iv) the Founder (including Cannae) will hold approximately 4.0% of the outstanding common shares of the post-combination company; and (v) PGHL, which will be jointly controlled by the CVC Investors and the Blackstone Investors, will hold approximately 45.7% of the outstanding common shares of the post-combination company. Each of the Founder, Cannae LLC, the CVC Investors and the Blackstone Investors, to whom we refer collectively as the “Principal Shareholders,” will be party to the Shareholders Agreement described in “Certain Relationships and Related Person Transactions—Certain Relationships and Related Person Transactions—Paysafe—Shareholders Agreement,” pursuant to which, among other things, they have each agreed to vote in favor of their respective nominees to the Company Board. Accordingly, the Principal Shareholders will constitute a group within the meaning of Section 13(d) of the Exchange Act representing approximately 56.7% of the outstanding voting securities of the post-combination company (assuming the No Redemption Scenario). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. For more information, please see the section entitled “Beneficial Ownership of Securities.”

Structure of the Transactions

Pursuant to the Merger Agreement, a business combination between FTAC and PGHL will be effected through, among other things, (i) the Merger, whereby Merger Sub will merge with and into FTAC with FTAC surviving and (ii) the transfer and contribution of the Accounting Predecessor to the Company in exchange for Company Common Shares and cash.

Merger Consideration

Consideration Paid to PGHL—Closing Transaction Consideration

The consideration to be paid to PGHL will be paid in a combination of stock and cash consideration. The cash consideration will be an amount equal to (i) (x) all amounts in FTAC Trust Account (after reduction for the aggregate amount of payments required to be made in connection with any valid stockholder redemptions), plus (y) the aggregate amount of cash that has been funded pursuant to the Subscription Agreements (as defined below) as of immediately prior to the Closing, plus (z) the aggregate amount of cash that has been funded pursuant to the Forward Purchase Agreement as of immediately prior to the Closing (such amounts in clauses (x), (y) and (z), the “Available Cash Amount”), minus (ii) any excess amount of the Company’s net debt over $1,805,000,000, minus (iii) any transaction expenses (such amount, the “Closing Cash Consideration”). The remainder of the Closing Transaction Consideration will be paid in a number of Company Common Shares equal to (A) (i) $8,713,000,000, minus (ii) the Company’s net debt, minus (iii) any transaction expenses, plus (iv) the aggregate price of permitted acquisitions, if any, minus (v) Closing Cash Consideration, divided by (B) $10.00 per share.

Forward Purchase and PIPE Investment

Concurrently with the Closing, FTAC will issue 15,000,000 shares of FTAC’s Class A Common stock, plus an aggregate of 5,000,000 redeemable warrants to purchase one share of FTAC’s Class A common stock at $11.50 per share to Cannae Holdings, for an aggregate purchase price of $150,000,000. Additionally, concurrently with the Closing, Paysafe Limited will issue 200,000,000 Company Common Shares to certain investment funds for an aggregate purchase price of $2,000,000,000, including $500,000,000 to be paid by the FNF Subscribers (in the aggregate) and $350,000,000 to be paid by Cannae LLC. The amounts received from the Forward Purchase and the PIPE Investment will be used to fund the Closing Cash Consideration. Please see the section entitled “Proposal No. 1—The Business Combination Proposal—Related Agreements—Subscription Agreements” for additional information.

Consideration Paid to FTAC Stockholders—Effects of the Merger

At the Effective Time, each share of FTAC Class A Common Stock and FTAC Class B Common Stock will be cancelled and automatically deemed for all purposes to represent the right to receive, in the aggregate, one Company Common Share. At the Effective Time, each of FTAC’s public warrants that are outstanding immediately prior to the Effective Time will, pursuant to and in accordance with the warrant agreement covering such warrants, automatically and irrevocably be modified to provide that such warrant will no longer entitle the holder thereof to purchase the amount of share(s) of FTAC common stock set forth therein and in substitution thereof such warrant will entitle the holder thereof to acquire the same number of Company Common Shares per warrant on the same terms.

In connection with the consummation of the Business Combination, the warrants held by the Founder will be exchanged for shares of FTAC Class C Common Stock, and immediately thereafter the Founder will transfer and contribute such shares of Class C Common Stock to the LLC in exchange for exchangeable units of the LLC (as provided for in the Sponsor Agreement). Such exchangeable units will be exchangeable into Company Common Shares or cash, as determined by the LLC, on the same terms as such warrants, following the first anniversary of the Closing and expiring on the fifth anniversary of the Closing.

Related Agreements

Shareholders Agreement

In connection with the execution of the Merger Agreement, the Company, Pi Topco, PGHL, Cannae LLC, the Founder, the CVC Investors and the Blackstone Investors have agreed to enter into a shareholders agreement at the Closing (the “Shareholders Agreement”). Pursuant to terms of the Shareholders Agreement, effective as of the Closing Date, the Company Board is anticipated to be comprised of eleven directors as follows: (i) four directors designated by Cannae LLC and the Founder (together, the “FTAC Investors”), (ii) four directors designated by the CVC Investors and Blackstone Investors, (iii) two directors mutually designated by Cannae LLC, the CVC Investors and the Blackstone Investors (which such directors will be independent directors) and (iv) the chief executive officer of PGHL.

Following the Closing Date, the FTAC Investors’ right to designate directors to the Company Board is subject to (a) the amount of Company Common Shares held by the FTAC Investors at a given point in time, as compared to the Company Common Shares held by the FTAC Investors on the Closing Date and (b) the amount of Company Common Shares held by the FTAC Investors as compared to the number of Company Common Shares then outstanding at a given time. So long as the FTAC Investors hold at least 50% of the Company Common Shares held by the FTAC Investors on the Closing Date, the FTAC Investors will have the right to designate four directors and Cannae LLC will have the right to jointly with the CVC Investors and the Blackstone Investors, designate two directors. If the FTAC Investors hold less than 50% of the Company Common Shares held by the FTAC Investors on the Closing Date, they will have the right to designate (1) if the FTAC Investors hold at least 7.5% of the aggregate outstanding Company Common Shares, four directors and Cannae LLC will have the right to jointly with the CVC Investors and the Blackstone Investors, designate two directors, and to consent to any individual nominated for election to the Company Board seat initially occupied by the chief executive officer of PGHL; (2) if the FTAC Investors hold at least 6.25% (but less than 7.5%) of the aggregate outstanding Company Common Shares, two directors; and (3) if the FTAC Investors hold at least 2.5% (but less than 6.25%) of the aggregate outstanding Company Common Shares, one director.

Additionally, following the Closing Date, each of the CVC Investors’ and Blackstone Investors’ rights to designate directors to the Company Board is subject to the aggregate amount of Company Common Shares held by such investors as compared to the number of Company Common Shares outstanding at any time. If the CVC Investors or the Blackstone Investors, as the case may be, directly hold or indirectly, as set forth on the books and records of PGHL or Pi Topco, as applicable, are attributed at least 7.5% of the aggregate outstanding Company Common Shares, the CVC Investors or the Blackstone Investors, are, respectively, entitled to designate two directors. If the CVC Investors or the Blackstone Investors, as the case may be, directly hold or indirectly, as set forth on the books and records of PGHL or Pi Topco, as applicable, are attributed at least 2.5% (but less than 7.5%) of the aggregate outstanding Company Common Shares, then the CVC Investors or the Blackstone Investors, are, respectively, entitled to appoint one director. If the CVC Investors or the Blackstone Investors, as the case may be, hold at least 7.5% of the aggregate outstanding Company Common Shares, then the CVC Investors or the Blackstone Investors, are, respectively, entitled to jointly with Cannae LLC and the Blackstone Investors (in the case of the CVC Investors) and the CVC Investors (in the case of the Blackstone Investors) designate two directors and to consent to any individual nominated for election to the Company Board seat initially occupied by the chief executive officer of PGHL. Additionally, each of the CVC Investors and the Blackstone Investors have agreed not to transfer any Company Common Shares for a period beginning on the Closing Date and ending on the earlier of (A) 180 days thereafter or (B) if the volume weighted average price of the Company Common Shares equals or exceeds $12.00 per share for any 20 trading days within a 30 trading day period, 60 days thereafter.

Amended and Restated Registration Rights Agreement

In connection with the execution of the Merger Agreement, the Company, Pi Topco, PGHL, the Founder, Cannae LLC, the CVC Party and the Blackstone Investors have agreed to enter into an Amended and Restated Registration Rights Agreement at the Closing. The Registration Rights Agreement will provide these holders (and their permitted transferees) with the right to require the Company, at the Company’s expense, to register Company Common Shares that they hold on customary terms for a transaction of this type. The Registration

Rights Agreement will also provide that the Company pay certain expenses of the electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act.

Subscription Agreements

In connection with the execution of the Merger Agreement, FTAC, PGHL and the Company entered into certain subscription agreements with certain investment funds (the “PIPE Investors”) pursuant to which, the Company has agreed to issue and sell to the PIPE Investors, in the aggregate, $2,000,000,000 of Company Common Shares at a purchase price of $10.00 per share. The closing of the PIPE Investment is conditioned on the conditions set forth in the Merger Agreement having been satisfied or waived by the parties thereto, and the Transactions being consummated as promptly as practicable following the closing of the PIPE Investment. The Subscription Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the mutual written agreement of the parties thereto or (iii) at a PIPE Investor’s election, on or after December 7, 2021, subject to automatic extension if any action for specific performance or other equitable relief by PGHL or the Company with respect to the Merger Agreement, the other Transaction Agreements specified in the Merger Agreement or otherwise regarding the Transactions is commenced or pending on or prior to the Termination Date.

Amended and Restated Sponsor Agreement

In connection with the execution of the Merger Agreement, FTAC amended and restated (a) that certain letter agreement, dated August 21, 2020, by and among FTAC and the Founder, (b) each of the letter agreements, dated as of August 21, 2020, by and between FTAC and William P. Foley, II, Richard N. Massey, Mark D. Linehan, Erika Meinhardt, David W. Ducommun, Michael L. Gravelle, C. Malcolm Holland and Bryan D. Coy (the “Insiders”) and (c) pursuant to which, among other things, such persons agreed (i) to vote any shares of FTAC’s and Cannae’s securities in favor of the Transactions and other FTAC Stockholder Matters, (ii) not to redeem any shares of Class A Common Stock or Class B Common Stock, (iii) not to take any action to solicit any offers relating to an alternative business combination, (iv) to use reasonable best efforts to obtain required regulatory approvals, (v) not to transfer any Company Common Shares for a period beginning on the Closing Date and ending on the earlier of (A) 270 days thereafter or (B) if the volume weighted average price of the Company Common Shares equals or exceeds $12.00 per share for any 20 trading days within a 30 trading day period, 150 days thereafter, and (vi) to be bound to certain other obligations as described therein. Additionally, as provided in the Sponsor Agreement, the Founder and certain of the Insiders have agreed to forfeit pro rata 7,987,877 shares of FTAC Class B Common Stock subject to the consummation of the Business Combination. All forfeited shares of FTAC Class B Common Stock shall be canceled and the Founder and such Insiders shall retain 28,687,959 shares of FTAC Class B Common Stock.

Omnibus Incentive Plan

On December 4, 2020, the FTAC Board adopted, subject to stockholder approval, the Omnibus Incentive Plan, for the purpose of providing a means through which to attract, motivate and retain key personnel and to provide a means whereby the Company’s directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in the Company. Stockholders are being asked to consider and approve the Omnibus Incentive Plan, which, among other things, permits the granting of nonqualified stock options, restricted stock units, performance shares, performance units, replacement awards and other awards. Please see the section entitled “Proposal No. 4—The Omnibus Incentive Plan Proposal—Description of the Material Features of the Omnibus Incentive Plan.”

Organizational Structure

The following simplified diagram illustrates the ownership structure of FTAC and Paysafe immediately prior to the consummation of the Business Combination:

FTAC

Paysafe

Assuming the No Redemption Scenario, following simplified diagram illustrates the ownership structure of Paysafe immediately following the consummation of the Business Combination:

Each of the Founder, Cannae LLC, the CVC Investors and the Blackstone Investors, to whom we refer collectively as the “Principal Shareholders,” will be party to the Shareholders Agreement described in “Certain Relationships and Related Person Transactions—Certain Relationships and Related Person Transactions—Paysafe—Shareholders Agreement,” pursuant to which, among other things, they have each agreed to vote in favor of their respective nominees to the Company Board. Accordingly, the Principal Shareholders will constitute a group within the meaning of Section 13(d) of the Exchange Act representing approximately 56.7% of the outstanding voting securities of the post-combination company (assuming the No Redemption Scenario). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Beneficial Ownership of Securities” and “Unaudited Pro Forma Condensed Combined Financial Information” for additional information.

The Business Combination Proposal

The stockholders of FTAC are being asked to vote on the Business Combination Proposal. FTAC and the Paysafe Parties have agreed to the Business Combination under the terms of the Merger Agreement that is described in this proxy statement/prospectus and is attached to this proxy statement/prospectus as Annex A. The Merger Agreement provides that, among other things, (i) Merger Sub will merge with and into FTAC, with FTAC being the surviving corporation in the merger and an indirect subsidiary of the Company and each outstanding share of FTAC Class A Common Stock and FTAC Class B Common Stock (other than certain excluded shares) will convert into the right to receive one Company Common Share, and (ii) PGHL will transfer and contribute the Accounting Predecessor to the Company in exchange for Company Common Shares and cash, which we refer to as the (“Paysafe Contribution”).

In connection with the consummation of the Business Combination, 20,893,780 warrants held by the Founder will be exchanged for 20,893,780 shares of FTAC Class C Common Stock, and immediately thereafter the Founder will transfer and contribute such shares of Class C Common Stock to the LLC in exchange for 20,893,780 exchangeable units of the LLC (as provided for in the Sponsor Agreement). Pursuant to Section 312.03(b) of the NYSE’s Listed Company Manual, stockholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions, to (1) a director, officer or substantial security holder of the company (each a “Related Party”), (2) a subsidiary, affiliate or other closely related person of a Related Party or (3) any company or entity in which a Related Party has a substantial direct or indirect interest, in each case, if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance. The shares of Class C Common Stock to be issued represent approximately 10.6% of FTAC’s Common Stock. The 20,893,780 exchangeable units are exercisable following the first anniversary of the closing and expiring on the fifth anniversary of the closing for cash or Company Common Shares, at the election of the LLC. If the exchangeable units are exchanged for Company Common Shares, the number of Company Common Shares received by the Founder will be based on the trading price of Company Common Shares at the time of the exchange and therefore it is not determinable how many shares of Company Common Shares the Founder would receive in any exchange nor the ownership percentage such shares would represent. The maximum ownership percentage such shares could represent would be approximately 2.8% of the Company Common Shares (assuming no redemptions and assuming that no public warrants or Forward Purchase Warrants have been exercised at such time). The stockholders of FTAC are being asked to approve the issuance of the FTAC Class C Common Stock in exchange for the warrants held by the Founder in connection with the Business Combination Proposal.

The Charter Amendment Proposal

The stockholders of FTAC are being asked to vote on the Charter Amendment Proposal in order to approve the entry into the Third Amended and Restated Certificate of Incorporation, which will, among other things, authorize 30,000,000 shares of FTAC Class C Common Stock Common Stock. FTAC’s proposed Third Amended and Restated Certificate of Incorporation to be in effect upon consummation of the Transactions is attached as Annex B to this proxy statement/prospectus.

The Governance Proposal

FTAC Stockholders are also being asked to vote on the governance provisions referred to below which are included in the Company Bye-laws. In accordance with SEC guidance, this proposal is being presented separately and will be voted upon on a non-binding advisory basis. Please see the section entitled “Proposal No. 3—The Governance Proposal” for additional information.

The Omnibus Incentive Plan Proposal

The stockholders of FTAC are being asked to vote on the Omnibus Incentive Plan Proposal in order to approve and adopt the Paysafe Limited 2021 Omnibus Incentive Plan, which, among other things, provides for the reservation for issuance of a number of Company Common Shares as set forth in the Omnibus Incentive Plan, subject to annual increases as provided therein. Please see the section entitled “Proposal No. 4—The Omnibus Incentive Plan Proposal” for additional information.

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the Special Meeting to authorize FTAC to approve the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal or the Omnibus Incentive Plan Proposal, the FTAC Board may (and FTAC is required under the Merger Agreement to) submit a proposal to adjourn the Special Meeting for a period of no longer than 20 days, if necessary, to permit further solicitation of proxies. Please see the section entitled “Proposal No. 5—The Adjournment Proposal” for additional information.

Date, Time and Place of the FTAC Special Meeting

The Special Meeting of FTAC Stockholders will be held via live webcast on                 , 2021. FTAC Stockholders will be able to attend the Special Meeting remotely and vote during the Special Meeting by visiting                 and entering their control number included on their proxy card or instructions that accompanied their proxy materials. At the Special Meeting, FTAC Stockholders will be asked to consider and vote upon the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal, the Omnibus Incentive Plan Proposal and if necessary, the Adjournment Proposal to permit further solicitation and vote of proxies if FTAC is not able to consummate the Transactions.

Record Date; Outstanding Shares; Stockholders Entitled to Vote

FTAC has fixed the close of business on                 , 2021, as the “record date” for determining FTAC Stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on the record date, there were          shares of FTAC Common Stock outstanding and entitled to vote. Each share of FTAC Common Stock is entitled to one vote per share at the Special Meeting.

Quorum

A quorum of FTAC’s stockholders is necessary to hold a valid meeting. The presence at the Special Meeting by attendance via the virtual meeting website or by proxy of the holder or holders of a majority of the share entitled to vote constitutes a quorum at the Special Meeting.

Vote of FTAC Stockholders

Abstentions will count as present for the purposes of establishing a quorum; broker non-votes will not. The Proposals presented at the Special Meeting will require the following votes:

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The approval of the Business Combination Proposal requires the affirmative vote by the holders of a majority of the outstanding shares of FTAC Class A Common Stock and FTAC Class B Common Stock, voting together as a single class, represented virtually or by proxy and entitled to vote thereon at the Special Meeting. Accordingly, if a valid quorum is established, a FTAC stockholder’s failure to vote by proxy or to vote at the Special Meeting with regard to the Business Combination Proposal will have the same effect as a vote “AGAINST” such proposal. The Initial Stockholders have agreed to vote their Founder Shares and any Public Shares they may hold in favor of the Business Combination. Currently, the Initial Stockholders own approximately 20% of the issued and outstanding FTAC Common Stock, including all of the outstanding Founder Shares.

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The approval of the Charter Amendment Proposal will require the (i) affirmative vote of a majority of the outstanding shares of FTAC Class A Common Stock and FTAC Class B Common Stock, voting together as a single class, represented virtually or by proxy and entitled to vote thereon at the Special Meeting and (ii) affirmative vote of the holders of a majority of the shares of FTAC Class B Common Stock then outstanding, voting separately as a single class. Accordingly, if a valid quorum is established, a FTAC stockholder’s failure to vote by proxy or to vote at the Special Meeting with regard to the Charter Amendment Proposal will have the same effect as a vote “AGAINST” such proposal. The Initial Stockholders have agreed to provide a unanimous written consent in favor of the Charter Amendment Proposal.

•

The approval of each of the Governance Proposal (which is a non-binding advisory vote), the Omnibus Incentive Plan Proposal and the Adjournment Proposal require the affirmative vote of a majority of the votes cast by holders of shares of FTAC Class A Common Stock and FTAC Class B Common Stock, voting together as a single class, represented at the Special Meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the Special Meeting. Accordingly, if a valid quorum is established, a FTAC Stockholder’s failure to vote by proxy or to vote at the Special Meeting with regard to the Governance Proposal, the Omnibus Incentive Plan Proposal and the Adjournment Proposal will have no effect on such proposals.

Certain Voting Arrangements

As of                 , 2021, the record date for the Special Meeting, the Initial Stockholders (including FTAC’s directors and officers) beneficially owned and were entitled to vote                  shares of FTAC Common Stock. The Initial Stockholders will count towards the quorum and, pursuant to the terms of the Sponsor Agreement, the Initial Stockholders, including FTAC’s directors and officers, and Cannae have agreed (and any of their permitted transferees will agree) to vote the FTAC Common Stock held by them (including any public shares purchased during or after the IPO in open market and privately-negotiated transactions) in favor of the Business Combination. In the aggregate, the foregoing shares represent approximately 20% of the issued and outstanding shares of FTAC Common Stock. Each of the foregoing also have committed to FTAC to vote such shares in favor of the Business Combination Proposal, the Governance Proposal, the Charter Amendment Proposal, the Omnibus Incentive Plan Proposal and, if presented, the Adjournment Proposal.

Redemption Rights

Pursuant to FTAC’s amended and restated certificate of incorporation, a holder of Public Shares may demand that FTAC convert such shares into cash if the Business Combination is consummated. You will be entitled to receive cash for your Public Shares only if you properly demand that FTAC convert your shares into cash no later than 5:00 p.m. eastern time on                 , 2021 (two (2) business days prior to the Special Meeting) by (A) submitting your redemption request in writing to Continental Stock Transfer & Trust Company and (B) delivering your stock to FTAC’s transfer agent physically or electronically using DTC’ DWAC (Deposit Withdrawal at Custodian) System. If you fail to affirmatively vote either “for” or “against” the Business Combination Proposal, including as a result of an abstention or Broker Non-Vote, you will not be permitted to exercise your redemption rights. If the Business Combination is not completed, these shares will not be converted into cash. In such case, FTAC will promptly return any shares delivered by holders of Public Shares for redemption and such holders may only share in the assets of the Trust Account upon the liquidation of FTAC. This may result in holders receiving less than they would have received if the Business Combination was completed and they had exercised their redemption rights in connection therewith due to potential claims of creditors. If a holder of Public Shares properly demands redemption, FTAC will convert each Public Share redeemed into a full pro rata portion of the Trust Account, calculated as of two (2) business days prior to the anticipated consummation of the Business Combination. As of                 , 2021, the record date for the Special Meeting, this would amount to approximately $         per share. If a holder of Public Shares exercises its redemption rights, then it will be exchanging its shares of FTAC Common Stock for cash and will no longer own the shares. See the section entitled “Special Meeting of FTAC Stockholders—Redemption Rights” for a detailed description of the procedures to be followed if you wish to convert your shares of FTAC Common Stock into cash.

Holders of Public Warrants and FTAC Units will not have redemption rights with respect to such securities.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a capital reorganization whereby Paysafe Limited will be the successor to the Accounting Predecessor. The capital reorganization will be immediately followed by Paysafe Limited acquiring FTAC, which will be effectuated by Merger Sub merging with FTAC, with FTAC being the surviving entity. As FTAC will not be recognized as a business under GAAP given it consists primarily of cash in the Trust Account, Paysafe Limited’s acquisition of FTAC will be treated as a recapitalization. Under this method of accounting, the ongoing financial statements of Paysafe Limited will reflect the net assets of the Accounting Predecessor and FTAC at historical cost, with no additional goodwill recognized.

Appraisal Rights

FTAC Stockholders (including the Initial Stockholders) and holders of other FTAC securities do not have appraisal rights in connection with the merger under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. FTAC has engaged Morrow Sodali to assist in the solicitation of proxies for the FTAC Special Meeting.

If a stockholder grants a proxy, it may still vote its shares remotely at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of FTAC Stockholders—Revoking Your Proxy” for additional information.

Interests of Certain Persons in the Business Combination

In considering the recommendation of the FTAC Board to vote in favor of approval of the business combination proposal and the other proposals, stockholders should keep in mind that the Founder and the Insiders have interests in such proposals that are different from, or in addition to, those of FTAC Stockholders generally. In particular:

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If the Transactions or another business combination are not consummated by August 21, 2022, FTAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and the FTAC Board, dissolving and liquidating. In such event, the 36,675,836 initial shares held by the Founder would be worthless because the holders thereof are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of approximately $         based upon the closing price of $         per share on the NYSE on                 , 2021, the record date for the Special Meeting.

•

The Founder purchased an aggregate of 20,893,780 Private Placement Warrants from FTAC for an aggregate purchase price of $31,340,669 (or $1.50 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of the FTAC IPO. A portion of the proceeds FTAC received from these purchases were placed in the Trust Account. Such warrants had an aggregate market value of approximately $         based upon the closing price of $         per share on the NYSE on                 , 2021, the record date for the Special Meeting. The Private Placement Warrants will become worthless if FTAC does not consummate a business combination by August 21, 2022.

•

                ,                 ,                  and                  will become directors of the Company after the closing of the Transactions. As such, in the future each will receive any cash fees, stock options or stock awards that the Company Board determines to pay to its executive and non-executive directors.

•

FTAC has entered into (i) Subscription Agreements with the FNF Subscribers and Cannae LLC for $500,000,000 (in the aggregate) and $350,000,000, respectively; and (ii) the Forward Purchase with Cannae Holdings for $150,000,000. In connection with such subscriptions, the FNF Subscribers and Cannae Holdings will each receive a placement fee of 1.6% of the purchase price each such PIPE Investor will pay to the Company at closing (equal to $8,000,000 (in the aggregate) with respect to the FNF Subscribers and $5,600,000 with respect to Cannae Holdings), in each case, for the issuance of Company Common Shares pursuant to the Subscription Agreement upon the consummation of the Business Combination. Such fees match the placement fees (on a percentage basis) to be received by the placement agents with respect to the PIPE Investment by the other PIPE Investors and the placement agents will receive no placement fees with respect to the PIPE Investment by the FNF Subscribers or Cannae Holdings. Each of the directors of FTAC also serves as a director of Cannae Holdings and each of the officers of FTAC are also officers of Cannae Holdings. Mr. Foley also serves on the board of directors of Fidelity National Financial, Inc. and Ms. Meinhardt and Mr. Gravelle are also officers of Fidelity National Financial, Inc. Upon the consummation of the Business Combination, the Founder will hold approximately 4.0%, the FNF Subscribers will hold approximately 7.0% and Cannae LLC will hold approximately 7.0% of the Company Common Shares (in each case, assuming no redemptions).

•

If FTAC is unable to complete a business combination within the completion window, its executive officers will be personally liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by FTAC for services rendered or contracted for or products sold to FTAC. If FTAC consummates a business combination, on the other hand, the Company will be liable for all such claims.

•

FTAC’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on FTAC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if FTAC fails to consummate a business combination within the completion window, they will not have any claim against the trust account for reimbursement. Accordingly, FTAC may not be able to reimburse these expenses if the Transactions or another business combination, are not completed within the completion window.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Conditions to the Closing of the Business Combination

The consummation of the Transactions is subject to customary closing conditions for transactions involving special purpose acquisition companies, including, among others:

•	approval of the FTAC Stockholder Matters by FTAC’s stockholders;

•	the expiration or termination of the waiting period under the HSR Act;

•	receipt of other required regulatory approvals;

•	no order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions being in force;

•	FTAC having at least $5,000,001 of net tangible assets as of the closing of the Transactions;

•	the Form F-4 having become effective;

•	the Company Common Shares having been approved for listing on the NYSE; and

•	customary bring down conditions.

Additionally, the obligations of PGHL and the Company to consummate the Transactions are also conditioned upon, among others:

•	the amount of Available Closing Cash being at least $3,400,000,000 as of the closing of the Transactions;

•	the audited and interim financial statements of the Accounting Predecessor being available for issuance; and

•

each of the covenants of the parties to the Sponsor Agreement having been performed as of or prior to the closing of the Transactions in all material respects, and none of such parties having threatened (orally or in writing) that the Sponsor Agreement is not valid, binding and in full force and effect, that the Company is in breach of or default under the Sponsor Agreement or to terminate the Sponsor Agreement.

See “Proposal No. 1—The Business Combination—The Merger Agreement—Conditions to Closing of the Transactions” for additional information.

Regulatory Matters; Efforts to Complete the Merger

The consummation of the Business Combination is subject to certain required regulatory approvals, including under the HSR Act, the UK Financial Conduct Authority and the Central Bank of Ireland. Early termination of the waiting period under the HSR Act has been obtained. The parties to the Merger Agreement have agreed to use their respective reasonable best efforts to obtain all required regulatory approvals.

See “Proposal No. 1—The Business Combination Proposal—Regulatory Matters; Efforts to Complete the Merger” for additional information.

Material Tax Consideration

Subject to the discussion below in “Proposal No. 1—The Business Combination Proposal—Material Tax Consideration—Material U.S. Federal Income Tax Considerations” of Non-Founder FTAC Warrants and Section 367(a) of the Code, the receipt by U.S. holders (as defined in the section titled “Proposal No. 1—The Business Combination Proposal—Material Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Holders”) of Company Common Shares in exchange for the transfer of FTAC Class A Common Stock should not be a taxable transaction for U.S. federal income tax purposes. A U.S. holder’s basis in the Company Common Shares should be equal to the U.S. holder’s basis in the FTAC Class A Common Stock exchanged therefor. A U.S. holder’s holding period in the Company Common Shares should include the period such holder held the FTAC Class A Common Stock.

For a more complete description of the material U.S. federal income tax consequences of the Merger, see the section entitled “Proposal No. 1—The Business Combination Proposal—Material Tax Considerations—Material U.S. Federal Income Tax Considerations.”

Stock Exchange Listing

FTAC Units, FTAC Class A Common Stock and Public Warrants are listed on the NYSE under the symbols “BFT.U,” “BFT,” and “BFT.WS,” respectively. FTAC’s Units that have not separated are listed on the NYSE under the symbol “BFT.U.” Following the Business Combination, the Company Common Shares (including the Company Common Shares issuable in the Business Combination) and the Company Warrants will be listed on the NYSE under the proposed symbols “PSFE” and “PSFE.WS” respectively. In connection with the completion of the Business Combination, FTAC’s Units will be separated into their component securities.

Comparison of Stockholders’ Rights

Following the Business Combination, the rights of FTAC’s stockholders who become holders of Company Common Shares in the Business Combination will no longer be governed by the FTAC Charter and amended and restated bylaws, and instead will be governed by the Company Charter and the Company Bye-laws. See “Comparison of Stockholders’ Rights” for additional information.

Recommendation of FTAC Board of Directors

The FTAC Board recommends that stockholders “FOR” the Business Combination Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Governance Proposal, “FOR” the Omnibus Incentive Plan Proposal and, if presented, “FOR” the Adjournment Proposal. When you consider the FTAC Board’s recommendation of these proposals, you should keep in mind that the FTAC directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of FTAC Stockholders generally. See “Proposal No. 1—The Business Combination Proposal—FTAC’s Board of Directors’ Reasons for Approval of the Business” for additional information. The FTAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to the FTAC Stockholders that they vote “FOR” the proposals presented at the Special Meeting.

Investment Risks

An investment in our shares involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

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Cyberattacks and security vulnerabilities could result in loss of customer and merchant funds and personal data, including financial data, as well as serious harm to our reputation, business, and financial condition.

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We must comply with money laundering regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere, and any failure to do so could result in severe financial and legal penalties.

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Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation, including in such a way as to criminalize certain of our activities.

•	Our success depends on our relationships with banks, payment card networks, issuers and financial institutions.

•	We generate a significant portion of our revenue by processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors.

•	Our focus on specialized industry verticals can increase our risks relative to other companies in our industry.

•	We may become an unwitting party to fraud or be deemed to be handling proceeds of crimes being committed by customers.

•	We are vulnerable to the effects of chargebacks, merchant insolvency and consumer deposit settlement risk.

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Our Integrated Processing Solutions business’s revenues from the sale of services to merchants that accept Visa cards and Mastercard cards are dependent on our continued financial institution sponsorship.

•	We may fail to hold, safeguard or account accurately for merchant or customer funds.

•	Our business and products are dependent on the availability, integrity and security of internal and external IT transaction processing systems and services.

•	We rely on third parties in many aspects of our business, which creates additional operational risk.

•	We are required to comply with payment card network operating rules.

•	We are subject to financial services regulatory risks.

•	We are subject to current and proposed regulations addressing consumer privacy and data use, which could adversely affect our business, financial condition and results of operations.

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Our significant stockholders, including the CVC Investors, the Blackstone Investors and affiliates of Trasimene Capital Management, LLC, control us, and their interests may conflict with ours or yours in the future.

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We face substantial and increasingly intense competition worldwide in the global payments industry, including from businesses that are larger than we are, have a more dominant and secure position or offer other products and services to consumers and merchants that we do not offer. These competitors may act on business opportunities within our specialized industry verticals, which may reduce our ability to maintain or increase our market share.

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The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition.

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If we are unable to develop and maintain effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements, which could have a material adverse effect on our business.

•	If we fail to manage our growth effectively, our business could be harmed.

•	Our business depends on a strong and trusted brand, and any failure to maintain, protect and enhance our brand could materially harm our business.

•	If we cannot keep pace with rapid technological developments to provide new and innovative products and services, the use of our products and services and, consequently, our revenues could decline.

•	Following the Business Combination, our Principal Shareholders will control us and their interests may conflict with ours or yours in the future.

•

Upon the listing of our common shares on the NYSE, we will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

In evaluating the proposals to be presented at the Special Meeting, a stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Certain Market Activity

During a period when they are not then aware of any material non-public information regarding FTAC or its securities or when such purchases are not then prohibited by Regulation M under the Exchange Act, the Initial Stockholders or PGHL’s equityholders and/or their respective directors, officers, advisors or affiliates may purchase FTAC Common Stock in privately negotiated transactions or in the open market prior to the completion of the Business Combination. Any such shares purchased before the record date would be voted in favor of the Business Combination and could thereby increase the likelihood of satisfying the requirements for the Business Combination to be approved and consummated.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) gives effect to the Business Combination and related transactions described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination will be accounted for as a capital reorganization whereby Paysafe Limited will be the successor to the Accounting Predecessor. The capital reorganization will be immediately followed by Paysafe Limited acquiring FTAC, which will be effectuated by Merger Sub merging with and into FTAC, with FTAC being the surviving entity. As FTAC will not be recognized as a business under GAAP given it consists primarily of cash in the Trust Account, Paysafe Limited’s acquisition of FTAC will be treated as a recapitalization. Under this method of accounting, the ongoing financial statements of Paysafe Limited will reflect the net assets of the Accounting Predecessor and FTAC at historical cost, with no additional goodwill recognized.

The Summary Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2020 combines the unaudited condensed consolidated statement of financial position of Accounting Predecessor as of September 30, 2020 and the unaudited condensed balance sheet of FTAC as of September 30, 2020 on a pro forma basis as if the Business Combination had been consummated on September 30, 2020. The Summary Unaudited Pro Forma Condensed Combined Statements of Comprehensive Loss for the nine months ended September 30, 2020 and the year ended December 31, 2019 combine the unaudited condensed consolidated statement of comprehensive loss of the Accounting Predecessor for the nine months ended September 30, 2020, the audited consolidated statement of comprehensive loss of the Accounting Predecessor for the year ended December 31, 2019 and FTAC unaudited condensed statement of operations for the period from July 15, 2020 (inception) through September 30, 2020 on a pro forma basis as if the Business Combination had been consummated on January 1, 2019, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the Paysafe Unaudited 2020 Interim Condensed Consolidated Financial Statements and related notes, the Paysafe Audited 2019 Consolidated Financial Statements and related notes and the historical financial statements of FTAC and related notes included in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption by FTAC’s stockholders of Class A stock for cash equal to their pro rata share of the aggregate amount of deposit (as of two business days before the Closing of the Business Combination) in the Trust Account:

•	Assuming No Redemptions: This presentation assumes that no FTAC Stockholders exercise redemption rights with respect to their FTAC Class A Common Stock upon consummation of the Business Combination.

•

Assuming Maximum Redemptions: This presentation assumes that 21,715,982 shares of FTAC’s Class A Stock are redeemed for an aggregate redemption payment of $217,159,824, based on an estimated per share redemption price of approximately $10.00 that was calculated based on $1,467,159,824 in the Trust Account as of September 30, 2020. The maximum redemption scenario is subject to the funds available in the Trust Account, the $2,000,000,000 provided by the PIPE investment and $150,000,000 provided by the Forward Agreement, less the $3,400,000,000 minimum cash condition per the Business Combination Agreement.

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss Data Nine Months Ended September 30, 2020
Revenue	$1,056,204	$1,056,204
Net loss per share of Common stock—basic and diluted	$(0.13)	$(0.13)
Weighted average number of shares of Common stock outstanding—basic and diluted	719,491,304	697,775,322
Statement of Comprehensive Loss Data Year Ended December 31, 2019
Revenue	$1,418,140	$1,418,140
Net loss per share of Common stock—basic and diluted	$(0.14)	$(0.15)
Weighted average number of shares of Common stock outstanding—basic and diluted	719,491,304	697,775,322

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of September 30, 2020
Total assets	$7,015,083	$6,797,923
Total liabilities	$3,943,776	$3,943,776
Total shareholders’ equity	$3,060,390	$2,843,230

COMPARATIVE PER SHARE DATA

The following table sets forth selected historical comparative share information for Accounting Predecessor and FTAC and unaudited pro forma condensed combined per share information of the Company after giving effect to the merger, assuming two redemption scenarios as follows:

•	Assuming No Redemptions: This presentation assumes that no FTAC Stockholders exercise redemption rights with respect to their FTAC Class A common stock upon consummation of the Business Combination.

•

Assuming Maximum Redemptions: This presentation assumes that 21,715,982 shares of FTAC’s Class A common stock are redeemed for an aggregate redemption payment of $217,159,824, based on an estimated per share redemption price of approximately $10.00 that was calculated based on $1,467,159,824 in the Trust Account as of September 30, 2020. The maximum redemption scenario is subject to the funds available in the Trust Account, the $2,000,000,000 provided by the PIPE investment and $150,000,000 provided by the Forward Agreement, less the $3,400,000,000 minimum cash condition per the Business Combination Agreement.

The pro forma book value information reflects the merger as if it had occurred on September 30, 2020. The weighted average shares outstanding and net earnings per share information give pro forma effect to the merger and the other transactions contemplated by the merger agreement as if they had occurred on January 1, 2019.

This information is only a summary and should be read together with the selected historical financial information included elsewhere in this proxy statement/prospectus, and the Paysafe Unaudited 2020 Interim Condensed Consolidated Interim Financial Statements and related notes, the Paysafe 2019 Audited Consolidated Financial Statements and related notes and the FTAC Unaudited Condensed Financial Statements and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of the Company is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of the Accounting Predecessor and FTAC would have been had the companies been combined during the periods presented.

			Pro Forma Combined
	Accounting Predecessor (Historical)	FTAC (Historical) (1)	Assuming No Redemptions	Assuming Maximum Redemptions
As of and for the Nine Months Ended September 30, 2020
Book value per share (2)	$15.39	$0.03	$4.25	$4.07
Weighted average number of ordinary shares outstanding—basic and diluted	125,157,540
Net loss per share attributable to the Company—basic and diluted	$(0.92)
Weighted average number of Class A shares outstanding—basic and diluted		144,615,427

			Pro Forma Combined
	Accounting Predecessor (Historical)	FTAC (Historical) (1)	Assuming No Redemptions	Assuming Maximum Redemptions
Net income (loss) per share of Class A stock—basic and diluted		$0.00
Weighted average number of Class B shares outstanding—basic and diluted		36,675,836
Net income (loss) per share of Class B stock—basic and diluted		$(0.00)
Weighted average number of shares of Common stock outstanding—basic and diluted			719,491,304	697,775,322
Net loss per share of Common stock—basic and diluted			$(0.13)	$(0.13)
As of and for the Year Ended December 31, 2019
Book value per share (2)	$16.44		N/A (3)	N/A (3)
Weighted average number of ordinary shares outstanding—basic and diluted	125,157,540
Net loss per share attributable to the Company—basic and diluted	$(0.88)
Weighted average number of Class A shares outstanding—basic and diluted
Net income (loss) per share of Class A stock—basic and diluted
Weighted average number of Class B shares outstanding—basic and diluted
Net income (loss) per share of Class B stock—basic and diluted
Weighted average number of shares of Common stock outstanding—basic and diluted			719,491,304	697,775,322
Net loss per share of Common stock—basic and diluted			$(0.14)	$(0.15)

(1)	FTAC was incorporated in Delaware on July 15, 2020. As a result, there is no historical financial data as of and for the year ended December 31, 2019.
(2)	Book value per share is calculated as (Total equity excluding non-controlling interest)/weighted average shares outstanding.
(3)	A pro forma balance sheet for the year ended December 31, 2019 is not required to be included herein and as such, no such calculation is included in this table.

RISK FACTORS

Unless otherwise stated or unless the context otherwise requires, all references to “we,” “us,” “our,” “Paysafe” or the “Company” refer to (i) the Accounting Predecessor prior to the consummation of the Business Combination and to (ii) Paysafe Limited following the consummation of the Business Combination.

The following risk factors apply to the business and operations of the Company and will also apply to our business and operations following the completion of the Business Combination. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of the Company and our business, financial condition and prospects following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition. The following discussion should be read in conjunction with our financial statements and notes to the financial statements included herein.

Risks Related to Paysafe

Risks Related to COVID-19

The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition.

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict. It is even more difficult to predict the impact on the global economic market, which will depend upon the actions taken by governments, businesses and other enterprises in response to the pandemic. The pandemic has already caused, and is likely to result in further, significant disruption of global financial markets and economic uncertainty. The pandemic has resulted in authorities implementing numerous measures to try to contain the COVID-19 pandemic, such as travel bans and restrictions, quarantines, shelter in place or total lock-down orders, and business limitations and shutdowns. Such measures have significantly contributed to rising unemployment and negatively impacted consumer and business spending. On March 17, 2020 and March 18, 2020, as a precautionary measure in order to increase our cash position and preserve financial flexibility in light of uncertainty in the global markets resulting from the COVID-19 pandemic, we drew-down $216,000,000 under our revolving credit facility at an interest rate equal to 2.75% + USD LIBOR. We subsequently repaid all outstanding borrowings under our revolving credit facility during the period between August 17, 2020 and October 13, 2020. The extent to which COVID-19 impacts the Company’s financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken by governments to curtail or treat its impact, including shelter in place directives, business limitations and shutdowns, travel bans and restrictions, loan payment deferrals (whether government-mandated or voluntary), moratoriums on debt collection activities and other actions, which, if imposed or extended, may impact the economies in which the Company now or in the future operates in. Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect our business and the value of our shares.

Our merchants, particularly in industries most impacted by the COVID-19 pandemic, including the retail, restaurant, hotel, hospitality, consumer discretionary and travel industries and companies whose customers operate in impacted industries, may reduce or delay their technology-driven transformation initiatives, which could materially and adversely impact our business. Further, as a result of the COVID-19 pandemic, we have experienced, and may continue to experience, slowed growth or decline in new demand for our products and services and lower demand from our existing merchants for expansion within our products and services, as well as existing and potential merchants reducing or delaying purchasing decisions. For example, while our Digital Wallet business is showing recovery as sporting events resume, if the COVID-19 pandemic continues and authorities implement measures to contain the pandemic that have the effect of decreasing or halting altogether sporting events, our Digital Wallet could be materially adversely affected. We have experienced, and may continue to experience, an increase in prospective merchants seeking lower prices or other more favorable contract terms and current merchants attempting to obtain concessions on the terms of existing contracts, including requests for early termination or waiver or delay of payment obligations, all of which has adversely affected and could materially adversely impact our business, results of operations and overall financial condition in future periods. Further, we may face increased competition due to changes to our competitors’ products or services, including modifications to their terms, conditions and pricing that could materially adversely impact our business, results of operations and overall financial condition in future periods.

The COVID-19 pandemic could cause our third-party service providers such as data center hosting facilities and cloud computing platform providers, which are critical to our infrastructure, to shut down their business, experience security incidents that impact our business, delay or disrupt performance or delivery of services or experience interference with the supply chain of hardware required by their systems and services, any of which could materially adversely affect our business. Further, the COVID-19 pandemic has resulted in our employees and those of many of our customers working from home and conducting work via the internet, and if the network and infrastructure of internet providers becomes overburdened by increased usage or is otherwise unreliable or unavailable, our employees’ and our customers’ employees’ access to the internet to conduct business could be negatively impacted. Limitations on access or disruptions to services or goods provided by or to some of our suppliers upon which our platform and business operations rely could interrupt our ability to provide our platform, decrease the productivity of our workforce and significantly harm our business operations, financial condition and results of operations. In addition, our technology platforms and the other systems or networks used in our business may experience an increase in attempted cyber-attacks, targeted intrusions, ransomware and phishing campaigns seeking to take advantage of shifts to employees working remotely using their household or personal internet networks as a result of the COVID-19 pandemic. The success of any of these unauthorized attempts could substantially impact our technology platforms, the proprietary and other confidential data contained therein or otherwise stored or processed in our operations, and ultimately our business. Any actual or perceived security incident also may cause us to incur increased expenses to improve our security controls and to remediate security vulnerabilities. Additionally, we may experience an increased volume of unanticipated customer requests for support (resulting in increased volume to our customer support and operations centers) and regulatory requests for information and support or additional regulatory requirements, which could require additional resources and costs to address.

While the current macroeconomic environment as a result of the COVID-19 outbreak has adversely impacted general consumer and merchant spending with a more pronounced impact on travel and events verticals, the spread of COVID-19 has also accelerated the shift from in-store shopping and traditional in-store payment methods (e.g., credit cards, debit cards, cash) towards e-commerce and digital payments and resulted in increased customer demand for safer payment and delivery solutions (e.g. contactless payment methods, buy online and pick up in store) and a significant increase in online spending in certain verticals that have historically had a strong in-store presence. Our eCash Solutions segment has benefited from these behavioral shifts, including a significant increase in net new active accounts and payments volume. To the extent that consumer preferences revert to pre-COVID-19 behaviors as mitigation measures to limit the spread of COVID-19 are lifted or relaxed, our business, financial condition, and results of operations could be adversely impacted.

The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the pandemic to our employees, our partners, our merchants and their customers, and the communities in which we participate, which could negatively impact our business. In response to the COVID-19 pandemic, we have enabled our employees to work remotely, implemented travel restrictions for all non-essential business and shifted company events to virtual-only experiences, and we may deem it advisable to similarly alter, postpone or cancel additional events in the future. There is no certainty that the measures we have taken will be sufficient to mitigate the risks posed by the pandemic. If the COVID-19 pandemic worsens, especially in regions where we have offices, our business activities originating from affected areas could be adversely affected. Disruptive activities could include additional business closures in impacted areas, further restrictions on our employees’ and service providers’ ability to travel, impacts to productivity if our employees or their family members experience health issues and potential delays in hiring and onboarding of new employees. We may take further actions that alter our business operations as may be required by local, provincial, state or federal authorities or that we determine are in the best interests of our employees. Such measures could negatively affect our sales and marketing efforts, sales cycles, employee productivity or customer retention, any of which could harm our financial condition and business operations.

Additionally, diversion of management focus to address the impacts of the COVID-19 pandemic could potentially disrupt our operating plans. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. Because of our largely subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods, if at all.

To the extent that the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Risks Related to Paysafe’s Business and Industry

Our focus on specialized industry verticals can increase our risks relative to other companies in our industry.

We focus on specialized and high-risk industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games), digital trading, cryptocurrencies, nutraceuticals, Cannabidiol (CBD) products and multi-level marketing, which represented approximately $640 million, or 45%, of our revenue for the year ended December 31, 2019. Although this focus distinguishes us from industry peers, it also increases risks inherent in our business and broader industry. For example:

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the industry verticals we serve are extensively regulated, and their regulation is evolving and subject to frequent change and uncertain interpretation. As a result of regulatory action, we have had to exit a market altogether, limit services we provide, or otherwise modify our business in ways that have adversely impacted profitability. We are also exposed to a higher risk of losses resulting from related investigations, regulatory actions and litigation. See “—Regulatory, Legal and Tax Risks—We generate a significant portion of our revenue by processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors”;

•	serving these high-risk industry verticals routinely creates greater operational complexity, including for our compliance, legal and risk functions;

•

with respect to certain industry verticals (such as CBD or iGaming), the laws related to, or the legal status of, such verticals vary significantly among the countries in which we operate and, in the U.S., from state to state, further adding operational complexity particularly in compliance and risk mitigation;

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we may have difficulty obtaining or maintaining relationships with merchants and third-party service providers for our business, such as banks and payment card networks, including as a result of their assessment and appetite for the compliance, cost, government regulation, risk of consumer fraud or public pressure that can be associated with some of the specialized industry verticals that we operate in. For example, merchants may compel us to change our operations or add bespoke or enhanced internal controls in order to do business with them; and

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from time to time, the industry verticals we serve (and we by association) are the subject of negative publicity, which can harm our brand and deter consumers and merchants from adopting our products and services and influence our third-party service providers’ assessment of our business.

The enhanced risks resulting from our specialized focus can materialize suddenly and without warning, which may result in increased volatility in our results of operations compared with other companies in our industry that do not provide services to companies in high-risk industry verticals, and could result in a material adverse effect on our business, financial condition, results of operations and future prospects.

Cyberattacks and security vulnerabilities could result in loss of customer and merchant funds and personal data, including financial data, as well as serious harm to our reputation, business, and financial condition.

Our operations rely on the secure processing, transmission and storage of confidential, proprietary, personal, financial and other information in our computer systems and networks. Our information technology (“IT”) security systems, software and networks and those of the customers and third parties with whom we interact may be vulnerable to unauthorized access (from within or by third parties), computer viruses or other malicious code, or other cybersecurity threats, which could result in the unauthorized access, loss, theft or disclosure of confidential, proprietary, or personal information relating to merchants, customers and employees. Such access, loss, theft, or disclosure of confidential, proprietary, or personal information could result in identity theft, third party access to unique pin codes, the loss of card payment details that are stored on our system, and/or the loss of funds stored in customers’ ewallets and prepaid cards. We, like other financial technology organizations, are routinely subject to cybersecurity threats and our technologies, IT systems and networks have been victims of cyberattacks in the past. Information security risks for payment and technology companies such as ours have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. Additionally, geopolitical events and resulting government activity could also lead to information security threats and attacks by affected jurisdictions and their sympathizers.

We are responsible for data security for ourselves and for third parties with whom we partner, including with respect to complying with rules and regulations established by the payment networks and card networks. These third parties include merchants, our distribution partners, our third-party payment processors and other third-party service providers and agents. We and other third parties collect, process, store and/or transmit personal information, such as names, addresses, social security numbers, credit or debit card numbers, expiration dates, driver’s license numbers and bank account numbers. We have ultimate liability to the payment networks and our partner banks for our failure or the failure of third parties with whom we contract to protect this data in accordance with payment network requirements. The loss, destruction or unauthorized modification of merchant or consumer data by us or our contracted third parties could result in significant fines, sanctions, proceedings or actions against us by governmental bodies, the payment networks, consumers, merchants or others, and could harm our business and reputation.

Certain of our products particular to our eCash business are identified by unique pin codes assigned to them at the point of sale when a customer uses the voucher on a merchant website. These active voucher pins are stored on our servers. Due to the anonymous nature of these pins, a theft and subsequent fraudulent utilization of pins from a server (either due to third-party hacking or due to internal fraud by an employee) could result in the original voucher holder’s inability to use his or her vouchers. While customer verification and fraud management procedures are in place to mitigate this risk, we would honor the payment by the original voucher holder from our own funds and therefore incur a loss. Our Digital Wallet business, on the other hand, could suffer from a loss of funds if a third-party hacker or an employee is successful in taking over one of our customer’s accounts. Additionally, loss of payment card information would also lead us to incur card re-issuing costs, which depending on the size of the data breach could be significant. Significant losses incurred as a result of such activity would have a material adverse effect on our results of operations and, depending on the nature of such fraudulent attacks, we may be required to notify relevant regulators and other authorities such as law enforcement. Any adverse publicity as a result of such theft and fraudulent utilization could adversely affect our reputation and the demand for our products.

Despite various mitigation efforts that we undertake, there can be no assurance that we will be immune to these risks and not suffer material security incidents and resulting losses in the future, or that our insurance coverage would be sufficient to cover all related financial losses. The techniques used to obtain unauthorized, improper, or illegal access to our systems, our data (including our confidential business information and intellectual property rights) or our customers’ data, to disable or degrade our services, demand ransom or to sabotage our systems are constantly evolving and have become increasingly complex and sophisticated. These techniques may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. Threats to our IT systems and our associated third parties’ IT systems may result from human error, fraud or malice on the part of employees or third parties, including state-sponsored organizations with significant financial and technological resources, or from accidental technological failure. For example, certain of our employees require access to sensitive data that could be used to commit identity theft or fraud. While we have internal controls in place surrounding system access and segregation of duties, if unauthorized individuals gain access to this data, the risk of malfeasance is heightened. Concerns about security increase when we transmit information electronically, even though we encrypt certain communications and data to reduce this risk, because such transmissions can be subject to attack, interception or loss. Also, computer viruses can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our contracted third parties. Denial of service, ransomware, or other attacks could be launched against us for a variety of purposes, including interfering with our services or to create a diversion for other malicious activities. These or similar types of actions and attacks could disrupt our delivery of services or make them unavailable. As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Any of the risks described above could materially adversely affect our overall business, financial condition and results of operations.

We have experienced and will likely continue to regularly experience denial-of-service and other cyberattacks and security events. In such circumstances, our data encryption practices and other protective measures have not always prevented and in the future may not prevent, as applicable, unauthorized access service disruption or system sabotage. For example, in November 2020, we discovered that we were the target of a cybersecurity attack that involved an outside actor attempting to exploit a potential vulnerability of a website used by part of our U.S. business. As a result of our investigation, we identified evidence of suspicious activity on the website that potentially impacted approximately 100,000 merchants and agents. Following the discovery of the cybersecurity incident, we began undertaking remediation efforts, took steps to prevent further unauthorized access and closed the website. We reported the data breach to the appropriate authorities. In addition, we provided the relevant individuals, at no cost to them, with two years of credit monitoring and identity protection services, and established a call center to respond to inquiries regarding the data breach.

Regardless of whether an actual or perceived breach is attributable to our products, such a breach could, among other things:

•	interrupt our operations,

•	result in our systems or services being unavailable,

•	result in improper disclosure of data,

•	result in a demand for a ransom payment,

•	materially harm our reputation and brands,

•	result in significant regulatory scrutiny and legal and financial exposure,

•	cause us to incur significant remediation costs,

•	lead to loss of customer confidence in, or decreased use of, our products and services,

•	divert the attention of management from the operation of our business,

•	result in significant compensation or contractual penalties from us to our customers and their business partners as a result of losses to them or claims by them, and

•	adversely affect our business and results of operations.

In addition, a significant cybersecurity breach of our systems or communications could result in payment networks prohibiting us from processing transactions on their networks or the loss of our sponsor banks that facilitate our participation in the payment networks, either of which could materially impede our ability to conduct our business. We may also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing, or violation of data privacy laws. In addition, our agreements with our sponsor banks and our third-party payment processors (as well as payment network requirements) require us to take certain protective measures to ensure the confidentiality of merchant and consumer data. Any failure to adequately comply with these protective measures could result in fees, penalties, litigation or termination of our sponsor bank agreements. Although we generally require that our agreements with distribution partners or our service providers who may have access to merchant or consumer data include confidentiality obligations that restrict these parties from using or disclosing any merchant or consumer data except as necessary to perform their services under the applicable agreements, we cannot guarantee that these contractual measures will be followed or will be adequate to prevent the unauthorized access, use, modification, destruction or disclosure of data or allow us to seek damages from the contracted party. In addition, many of our merchants are small and medium businesses that may have fewer resources dedicated to data security and may thus experience data breaches. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, and cause us to incur significant losses.

We are vulnerable to the effects of chargebacks, merchant insolvency and consumer deposit settlement risk.

We are exposed to the effect of chargebacks and merchant insolvency in our Integrated Processing Solutions business. In that business, we are liable to various acquiring banks for chargebacks incurred by our merchants where the merchants are unable to meet liabilities arising as a result of those chargebacks. If the average chargeback rate on any of our merchant portfolios at any acquiring bank exceeds the maximum average chargeback rate permitted by the card agreements, we will be required to take steps to reduce the average chargeback rate so that it falls below the maximum permitted rate or risk losing our relationship with that acquiring bank. Those steps might include processing more transactions for merchants who have lower chargeback rates to produce a lower average chargeback rate for the portfolio as a whole or terminating relationships with merchants who have higher chargeback rates, which could in turn lead to a material loss of revenue for us. Chargebacks may arise as individual claims or as multiple claims relating to the same facts or circumstances. For example, the insolvency or cessation of a merchant doing business could cause numerous individual customers to bring claims at once which, either singly or in aggregate, could have a material adverse effect on our results of operations, financial condition and future prospects. Similarly, chargebacks or fraud related to our customers or merchants in our Digital Wallet business could cause the payment card schemes of which we are a member in Europe to require us to implement additional and potentially costly controls, and ultimately disqualify us from processing transactions if satisfactory controls are not maintained. Further, if any of the services we offer are deemed to have caused or contributed to illegal activity, customers, consumer protection agencies and regulatory firms could band together to initiate chargeback card payments or ACH reversals for transactions associated with the activity in question.

In our Digital Wallet business, we offer our merchants a “no chargeback policy.” A chargeback is the return of funds to a customer and in this context relates to a reversal of unauthorized charges to a customer’s credit card, for example, as a result of fraud or identity theft. Under our “no chargeback policy,” we agree to allow merchants who qualify under our vetting policy to retain all monies received from our NETELLER and Skrill digital wallet holders and undertake not to request reimbursement from such merchants in respect of chargebacks incurred. In such cases, the full amount of the disputed transaction is charged back to us and our credit card processor may levy additional fees against us unless we can successfully challenge the chargeback. We believe that our “no chargeback policy” is a key factor in a merchant’s decision to use our Digital Wallet services.

Our businesses are also subject to merchant credit risk in respect of non-payment for products provided and services rendered or non-reimbursement of costs incurred. The contracts we enter into may require significant expenditure prior to merchant payments and may expose us to potential credit risk or may require us to use our available bank facilities in order to meet payment obligations.

Additionally, we are exposed to risk associated with the settlement of consumer deposits. Digital Wallet deposits from financial institutions, such as bank accounts, are credited to customer accounts before settlement of funds is received. Thus, there is a risk that the funds may not be settled or may be recalled due to insufficient funds or fraud reasons, exposing us to the risk of negative customer wallet balances and bad debt. Further, Digital Wallet prepaid card deposits or transactions made by consumers may be charged back by consumers resulting in a negative balance and loss on our accounts. If we are unable to effectively manage and monitor these risks, they could have a material adverse effect on our results of operations, financial condition and future prospects.

Our success depends on our relationships with banks, payment card networks, issuers and financial institutions.

The nature of our business requires us to enter into numerous commercial and contractual relationships with banks, card networks, issuers and financial institutions. We depend on these relationships to operate on a day-to-day basis. If we are unsuccessful in establishing, renegotiating or maintaining mutually beneficial relationships with these parties, our business may be harmed. In addition, these relationships are subject to a number of risks, including the following:

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loss of banking relationships: we rely on the use of numerous bank accounts in the jurisdictions in which we operate for the efficient delivery of our services. A loss of any important banking relationship could have a material effect on our business and financial performance. For example, in the past, we have experienced the loss of three important banking relationships for our Digital Wallet business, which resulted in a higher concentration risk with our remaining banking partners;

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new banking relationships: as we are considered a high risk customer for our banks and payment partners, there is a long lead time associated with establishing new or replacing banking and non-bank payment partner relationships due to the extensive level of compliance due diligence required by the banks and providers;

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loss of a banking product: many of our products rely on banks providing payments capability to us. We may lose that service although still maintain the banking relationship as the bank would, for example, continue to provide us with foreign exchange services. Such a loss of services from a bank (or banks) could have a material effect on our business and financial performance including on the geographies, customers and associated payment volumes which we are able to serve;

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loss of an alternative payment method: many of our products rely on processing relationships and connections to alternative or local payment methods, either direct or indirect via aggregators. Such a loss of payment methods or providers could have a material effect on our business and financial performance, including on the geographies, customers and associated payment volumes which we are able to serve;

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downstream correspondent banking risk: if the correspondent banks of our banks (or the underlying banks of our non-bank payment providers) change their risk appetite, this could lead to restrictions with or rejections of our products’ payment flows which could have a material effect on our business and financial performance, including on the geographies, customers and associated payment volumes which we are able to serve;

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failure of banks and financial institutions: across our businesses, we hold our own, merchants’ and customers’ funds on deposit at various banks and financial institutions. In our Digital Wallet and eCash businesses, we receive funds from our merchants and customers into a number of bank accounts operated by various banks in the countries in which we operate. We then transfer funds, from the various banks in the countries in which we operate, to multiple banks such that amounts equivalent to all merchant and customer funds are held in segregated accounts in accordance with applicable regulatory requirements. While we have controls in place intended to monitor and mitigate this risk, there can be no guarantee that the banks in which funds are held will not suffer any kind of financial difficulty or commence any insolvency or bankruptcy proceedings, or any moratorium, composition, arrangement or enforcement action or any other kind of analogous event in any jurisdiction that may result in the permanent loss of some or all of our own funds or the funds of merchants or customers, which could have a material adverse effect on our business and financial performance;

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Visa and Mastercard operating rules: we are subject to the operating rules and regulations of Visa and Mastercard and changes to those operating rules and regulations could have a material adverse effect on our business. If a merchant or an independent sales organization (“ISO”) fails to comply with the applicable requirements of the card associations and networks, we or the merchant or ISO could be subject to a variety of fines or penalties that may be levied by the card associations or networks. If we cannot collect or pursue collection of such amounts from the applicable merchant or ISO, we may have to bear the cost of such fines or penalties, resulting in lower earnings for us. Policy changes by Visa and/or Mastercard could impact the merchant category code assignments to our business which can in turn impact our acceptance and authorization rates as well as our banking provider risk appetite assessment and costs. Policy changes can also impact our ability to acquire card transactions on a cross-border basis in particular markets, for example depending on the merchant country of registration;

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fines and assessments: the payment card schemes and their processing service providers may pass on fines and assessments in respect of fraud or chargebacks related to our merchants or disqualify us from processing transactions if satisfactory controls are not maintained;

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risk management policies: banks and financial institutions that provide us with services enabling us to operate our payments platform could reassess our risk profile due to the portfolio of products and services we offer and/or regard us as being non-compliant with certain laws or regulations (e.g., in relation to the regulation of e-money, cross border transactions or the provision of services to online gambling operators) that are applicable in their relevant jurisdictions or may regard our customers as being non-compliant. Banks and financial institution may choose to withdraw from certain markets as a result of their internal risk management policies and may, in compliance with their regulatory obligations or internal risk and compliance policies, freeze the funds of our merchants and customers. In addition, consolidation in the banking sector may result in one of our banking providers being acquired by another bank, which may then prompt a change in our provider’s risk appetite and impacts our relationship with that provider;

•	potential competitors: banks, payment card schemes, issuers and financial institutions may view us as being a competitor to their own business and may cease doing business with us as a result; and

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fee increases: we are required to pay interchange and assessment fees, processing fees and bank settlement fees to third-party payment processors and financial institutions. From time to time, payment card networks have increased, and may increase in the future, the interchange fees and assessments that they charge for each transaction processed using their networks. Banks occasionally raise our fees in order to compensate for the increased risk, controls and anti-money laundering monitoring costs the bank may incur due to increased regulatory requirements or scrutiny. Additionally, if one of our banking providers cease to supply us services, that could lead to an increase in costs to continue to offer those services via alternative means, particularly where the service is provided in multiple currencies due to the incursion of additional foreign transaction fees.

If, for any reason, any banks, payment card schemes, issuers or financial institutions cease to supply us with the services we require to conduct our business, or the terms on which such services are provided were to become less favorable or be cancelled, or a contractual claim made against us, it could impact our ability to provide our payment services, or the basis on which we are able to provide such services. This, and any of the factors set forth above, could result in a loss for us, which could have a material adverse effect on our results of operations, financial condition and future prospects.

We rely on third parties in many aspects of our business, which creates additional operational risk.

We rely on third parties in many aspects of our business, including the following:

•	payment processing services from various service providers in order to allow us to process payments for merchants and customers and to properly code such transactions;

•	payment networks;

•	connectivity, routing and payment orchestration providers;

•	banks;

•	payment processors;

•	payment gateways that link us to the payment card and bank clearing networks to process transactions;

•	third parties that provide certain outsourced customer support functions, which are critical to our operations; and

•	third parties that provide IT-related services including data center facilities and cloud computing and compliance and risk functions.

This reliance exposes us to increased operational risk. These third parties may be subject to financial, legal, regulatory and labor issues, cybersecurity incidents, privacy breaches, service terminations, disruptions or interruptions, or other problems, which may impose additional costs or requirements on us or prevent these third parties from providing services to us or our customers on our behalf, which could have a material adverse effect on our results of operations, financial condition and future prospects.

The European Banking Authority (“EBA”) published guidance on outsourcing arrangements that became effective on September 30, 2019 and is applicable to certain of our businesses. These guidelines set out strict standards to follow when outsourcing critical or important functions that have a strong impact on a financial institution’s risk profile or on its internal control framework. Although we have implemented processes to ensure compliance with the required standards, a failure to meet these requirements could lead to regulatory challenge and require remediation and/or fines or penalties if we are found to be in noncompliance with the relevant regulation.

In addition, these third parties may breach their agreements with us, disagree with our interpretation of contract terms or applicable laws and regulations, refuse to continue or renew these agreements on commercially reasonable terms or at all, fail or refuse to process transactions or provide other services adequately, take actions that degrade the functionality of our services, impose additional costs or requirements on us or our customers, or give preferential treatment to competitive services. Some of these third party service providers are, or may become, owned by our competitors. There can be no assurance that third parties who provide services directly to us or our customers on our behalf will continue to do so on acceptable terms, or at all. If any third parties do not adequately or appropriately provide their services or perform their responsibilities to us or our customers on our behalf, we may be unable to procure alternatives from other third parties in a timely and efficient manner and on acceptable terms, or at all, and we may be subject to business disruptions, losses or costs to remediate any of the deficiencies, customer dissatisfaction, reputational damage, legal or regulatory proceedings, or other adverse consequences, any of which could have a material adverse effect on our results of operations, financial condition and future prospects.

Our Integrated Processing Solutions business’s revenues from the sale of services to merchants that accept Visa cards and Mastercard cards are dependent on our continued financial institution sponsorship.

Because we are not a bank, our North American Component of our Integrated Processing Solutions business is not eligible for membership in the card payment networks, and we are, therefore, unable to directly access these card payment networks, which are required to process transactions. These networks’ operating regulations require us to be sponsored by a member bank in order to process electronic payment transactions. Our various payment processing businesses are registered with the card networks through seven separate sponsor banks (who settle the transactions with our merchants).

Our sponsor banks may terminate their agreements with us if we materially breach the agreements and do not cure the breach within an established cure period, if we enter bankruptcy or file for bankruptcy, or if applicable laws or regulations, including Visa and/or Mastercard regulations, change to prevent either the applicable bank or us from performing services under the agreement. If these sponsorships are terminated and we are unable to secure a replacement sponsor bank within the applicable wind down period, we will not be able to process electronic payment transactions.

Furthermore, our agreements with our sponsor banks provide the sponsor banks with substantial discretion in approving certain elements of our business practices, including our solicitation, application and underwriting procedures for merchants. We cannot guarantee that our sponsor banks’ actions under these agreements will not be detrimental to us, nor can we provide assurance that any of our sponsor banks will not terminate their sponsorship of us in the future. Our sponsor banks have broad discretion to impose new business or operational requirements on us for purposes of compliance with payment network rules, which may materially adversely affect our business. If our sponsorship agreements are terminated and we are unable to secure another sponsor bank, we will not be able to offer Visa, Mastercard or other card scheme transactions or settle transactions which would likely cause us to terminate our operations.

Our sponsor banks also provide or supplement authorization, funding and settlement services in connection with our bankcard processing services. If our sponsorships agreements are terminated and we are unable to secure another sponsor bank, we will not be able to process Visa, Mastercard or other card scheme transactions, which would have a material adverse effect on results of operations, financial conditions and future prospects. A change in underwriting, credit policies, credit risk or reputational risk appetite of our sponsor banks may impact appetite for volume and/or merchant categories. Further, there is a long lead time to secure new sponsor banks, as described above under “—Our success depends on our relationships with banks, payment card networks, issuers and financial institutions—new banking relationships.”

In Bermuda and in many countries in which we operate, we are legally or contractually required to comply with the anti-money laundering laws and regulations, such as, in the United States, the Bank Secrecy Act, as amended by the USA PATRIOT Act (collectively, the “BSA”), and similar laws of other countries, which, among other things, require that customer identifying information be obtained and verified. As described in “—Regulatory, Legal and Tax Risks—We must comply with money laundering regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere, and any failure to do so could result in severe financial and legal penalties,” we are directly subject to certain of these requirements, including, in the United States, BSA requirements applicable to Skrill USA Inc. (“Skrill USA”). In other instances, we also have contractually agreed to assist our sponsor banks with their obligation to comply with any-money laundering requirements that apply to them, including, in the United States, BSA requirements applicable to such sponsor banks. In addition, we and our sponsor banks are subject to laws and regulations that prohibit persons in certain jurisdictions from engaging in transactions with certain prohibited persons or entities, such as those enforced by the Office of Foreign Assets Control in the United States (“OFAC”). Similar requirements apply in other countries. It could be costly for us to comply with these legal and contractual requirements and our failure to comply with any of these contractual requirements or laws could adversely affect our results of operations, financial conditions and future prospects, and could result in termination of the contracts.

We have obtained “principal membership” with both Mastercard Europe and Visa Europe payment networks to offer merchant acquiring services to merchants in the European Union. This means that we are solely responsible for the adherence to the rules and standards of the payment networks and it enables us to route transactions under our own payment network license to authorize and clear transactions. Under our payment network licenses, we are allowed to perform funds settlement directly to merchants. A loss of membership or significant change to the commercial terms of our European Mastercard and Visa payment network membership or sponsor bank relationships would have an adverse effect on the results of these businesses’ operations.

We may fail to hold, safeguard or account accurately for merchant or customer funds.

Our success requires significant public confidence in our ability to properly manage our customers’ balances and handle large and growing transaction volumes and amounts of customer funds. Customer and merchant funds must either be held in secure, liquid low-risk assets that are held by a custodian or placed in a segregated account of an authorized credit institution or we may hold an insurance policy or bank guarantee to safeguard the funds. In 2019, following a review of our United Kingdom (“UK”) regulated business, our UK regulator required us to hold additional cash as a liquidity buffer in respect of our European Acquiring, Digital Wallet and eCash businesses, resulting in a consequent increase in liquidity held in our UK regulated entities. Following our work with the regulator, we now have a liquidity and capital adequacy assessment framework in place in respect of our UK regulated entities.

We employ internal controls and compliance procedures designed to hold, safeguard and account accurately for customer and merchant funds. Our ability to manage and account accurately for the assets underlying our customer funds and comply with applicable liquidity requirements requires a high level of internal controls. As our business continues to grow and we expand our product offerings, we must continue to strengthen our associated internal controls. Any failure to account accurately for customer and merchant funds or to fail to comply with applicable regulatory requirements could result in reputational harm, lead customers to discontinue or reduce their use of our products and result in significant penalties and fines, which could materially harm our business.

Our business and products are dependent on the availability, integrity and security of internal and external IT transaction processing systems and services.

Our business requires the ongoing availability and uninterrupted operation of internal and external transaction processing systems and services. We rely on controls and systems designed to ensure data integrity of critical business information and proper operation of our systems and networks, and we review the processes of our third party providers of transaction processing and IT-related functions. Such third parties are, however, ultimately responsible for maintaining their own network security, disaster recovery and system management procedures. All operational systems are vulnerable to damage or interruption from targeted denial of service attacks, viruses, unauthorized access (internally or by third parties), natural or man-made disasters and human or technological failures under a variety of scenarios. A system outage or data loss, whether connected to our IT transaction processing systems and services or those of our third party providers, could have a material adverse effect on our business, financial condition and results of operations. In addition, as a provider of payments solutions, we are subject to scrutiny by regulators, and laws and regulations may require specific business continuity and disaster recovery plans and rigorous testing of such plans. This scrutiny and the related requirements may be costly and time-consuming and may divert our resources from other business priorities, and frequent or persistent site interruptions could lead to fines and penalties, and mandatory and costly changes to our business practices, and ultimately could cause us to lose existing licenses that we need to operate or prevent or delay us from obtaining additional licenses that may be required for our business. Events that could cause system interruptions include fire, earthquake, flood, terrorist attacks, natural disasters, attacks from malicious third parties, employee malfeasance or negligence, computer viruses, unauthorized entry, telecommunications failure, power loss, data loss, cyberattacks, acts of war or any similar events.

We may modify, enhance, upgrade and implement new systems, procedures and controls to reflect changes in our business, technological advancements and changing industry trends. These upgrades can create risks associated with implementing new systems and integrating them with existing ones. As a result, our IT and information management systems may fail to operate properly (for example, by capturing customer data erroneously) or become disabled as a result of events that are beyond our control, such as increased transaction volume. We may also incur additional costs in relation to any new or upgraded systems, procedures and controls and additional management attention could be required in order to ensure an efficient integration, placing burdens on our internal resources.

Despite the network security, disaster recovery and systems management measures that we have in place, we cannot ensure that we would be able to carry on our business in the ordinary course if our systems or those of our third party service providers fail or are disrupted. Indeed, while much of our processing infrastructure is located in multiple redundant data centers, we have some core business systems, such as one of our customer relationship management systems, that are located in only one facility and do not have redundancy. Any such failure of IT and information management systems could adversely affect our reputation, our ability to effect transactions and service customers and merchants, disrupt our business or result in the misuse of customer data, financial loss or liability to our customers or regulators, the loss of suppliers, regulatory intervention or reputational damage.

Additionally, as our customers may use our products for critical transactions, any errors, defects or other infrastructure problems could result in damage to such customers’ businesses. These customers could seek compensation from us for their losses and our insurance policies may be insufficient to cover such claims. Even if unsuccessful, this type of claim may be time consuming and costly for us. Any of the foregoing could have a material adverse effect on our results of operations and financial condition.

We may become an unwitting party to fraud or be deemed to be handling proceeds resulting from the criminal activity of our customers.

We are focused on providing trusted services to our customers and merchants and ensuring that data and confidential information is transmitted and stored securely. Combatting money laundering and fraud is a significant challenge in the online payment services industry because transactions are conducted between parties who are not physically present, which in turn creates opportunities for misrepresentation and abuse. Criminals are using increasingly sophisticated methods to engage in illegal activities such as identity theft, fraud and paper instrument counterfeiting. Online payment companies are especially vulnerable because of the convenience, immediacy and in some cases anonymity of transferring funds from one account to another and subsequently withdrawing them. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Allegations of fraud may result in fines, settlements, litigation expenses and reputational damage.

While we employ a variety of tools to protect against fraud, these tools may not be successful. We reserve the right to refuse to accept accounts or transactions from many high-risk countries, internet protocol addresses and e-mail domains and continually update these screening filters. Our transaction monitoring systems are designed to identify various criteria, including the country of origination, in order to detect and monitor fraud and to reject any purported transactions if they appear to be fraudulent. Nevertheless, our transaction monitoring systems may not operate as intended or may otherwise fail to effectively detect fraudulent transactions or locate where a transaction is being made. We face significant risks of loss due to money laundering, fraud and disputes between senders and recipients, and if we are unable to deal effectively with losses from fraudulent transactions our business could be materially harmed.

The ability for customers to withdraw and deposit funds within various accounts and the potential for customer fraud in connection with certain gambling activities heightens the risks of money laundering and the unwitting receipt by us of criminal proceeds. Our industry is under increasing scrutiny from governmental authorities—in Europe, the United States and many other jurisdictions in which we operate—in connection with the potential for consumer fraud. The laws of some jurisdictions define or interpret what constitutes the underlying criminal activity that gives rise to criminal proceeds relatively narrowly (for example, terrorist financing). Conversely, other jurisdictions have adopted laws providing for relatively broad definitions or interpretations of underlying criminal activity (for example, in the UK criminal proceeds may arise from the conviction of any criminal offence where it is found that the defendant has benefitted from the criminal conduct). Further, to the extent to which payment processors may be held civilly or criminally liable for the criminal activities of its merchant customers also varies widely across the jurisdictions in which we operate.

If consumer fraud levels involving our services were to rise, it could lead to regulatory intervention and reputational and financial damage. This, in turn, could lead to additional government enforcement actions and investigations and concerns raised by merchants and our banking partners, which in turn could reduce the use and acceptance of our services or increase our compliance costs and thereby have a material adverse impact on our business, financial condition and results of operations. By processing payments for merchants and customers in certain industry vehicles, such as those engaged in the online gambling sector, we may be deemed to be handling proceeds of crime in the jurisdiction where our merchants and customers are located. We are subject to anti-money laundering laws and regulations, including, in the United States, the BSA which requires money services businesses such as us to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity and maintain transaction records. We have adopted a program to comply with these and other anti-money laundering regulations, but any errors or failure to implement the program properly could lead to lawsuits, administrative action and government fines and/or prosecution. In addition, even if we comply with such reporting and record-keeping requirements, law enforcement agencies in the relevant country could seize merchants’ or customers’ funds that are the proceeds of unlawful activity. Any such action could result in adverse publicity for our business and could have a material adverse effect on our results of operations, financial condition and future prospects.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.

We operate in a rapidly changing industry and we have experienced significant change in recent years, including in connection with certain acquisitions and this Business Combination. Accordingly, our risk management policies and procedures may not be fully effective at identifying, monitoring and managing our risks. Some of our risk evaluation methods depend upon information provided by third parties regarding markets, clients or other matters that are otherwise inaccessible to us. In some cases, however, that information may not be accurate, complete or up-to-date. Our risk management policies, procedures, techniques and processes may not be effective at identifying all of the risks to which we are exposed or enabling us to mitigate the risks we have identified. In addition, when we introduce new services, focus on new business types or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for new risks. Some risk mitigations may be deemed ineffectual, for example, if our insurance coverage is not adequate. We may need to initiate legal proceedings at a high cost if we are unable to come to a settlement with adversarial parties. If our risk management policies and processes are ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability and our business, financial condition and results of operations may be materially and adversely affected.

We are required to comply with payment card network operating rules.

Payment networks, such as Visa, Mastercard and American Express, establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including the Payment Card Industry Data Security Standards, govern a variety of areas, including how consumers and clients may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. The payment networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the payment networks, and may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards. Our removal from a given network’s list of Payment Card Industry Data Security Standard compliant service providers could mean that existing merchants, customers, sales partners or other third parties may cease using or referring our services. Also, prospective merchants, customers, sales partners or other third parties may choose to terminate negotiations with us, or delay or choose not to consider us for their processing needs. In addition, the card networks could refuse to allow us to process through their networks. Any of the foregoing could materially adversely impact our business, financial condition or results of operations.

Changes to these network rules or how they are interpreted could have a significant impact on our business and financial results. For example, changes in the payment card network rules regarding chargebacks may affect our ability to dispute chargebacks and the amount of losses we incur from chargebacks. Changes to and interpretations of the network rules that were inconsistent with the way we operated has, in the past, required us to make changes to our business, and any future changes to or interpretations of the network rules that are inconsistent with the way we currently operate may require us to make changes to our business that could be costly or difficult to implement. If we fail to make such changes or otherwise resolve the issue with the payment card networks, the networks could pass on fines and assessments in respect of fraud or chargebacks related to our merchants or disqualify us from processing transactions if satisfactory controls are not maintained, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we are required to comply with additional clearing scheme rules not particular to card companies, such as Bacs Payment Schemes Limited (formerly known as the Bankers Automated Clearing System), and the Single Euro Payments Area (also known as the SEPA, EBA Step2) scheme, which govern the clearing and settlement of certain UK and European electronic payment methods. Changes in the classification of our business by Visa and/or Mastercard could result in restrictions on our service offerings. For examples, the classification of our Digital Wallet as a “Staged Digital Wallet,” a “Pass-Through Digital Wallet,” or a “Stored Value Digital Wallet” impacts which merchants in various jurisdictions can accept our funds.

Our efforts to expand our product portfolio and market reach may not succeed, and if we fail to manage our growth effectively, our business could be materially harmed.

While we intend to continue to broaden the scope of products and services we offer, we may not be successful in deriving any significant revenue from these products and services. Failure to broaden the scope of products and services that are attractive may inhibit our growth and harm our business. Furthermore, we may have limited or no experience in our newer markets and we cannot assure you that any of our products or services in our newer markets will be widely accepted or that they will grow in revenue. Our offerings may present new and difficult technological, operational, regulatory and other challenges, and if we experience service disruptions, failures, or other issues, our business may be materially and adversely affected. Our newer activities may not recoup our investments in a timely manner or at all. If any of this were to occur, it could damage our reputation, limit our growth, and materially and adversely affect our results of operations and financial condition.

Further, in order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our processes and internal controls, create and improve our reporting systems, and timely address issues as they arise. As we continue to strengthen our existing infrastructure and systems, we will also be required to hire additional personnel. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations.

Furthermore, we encourage employees to quickly develop and launch new features for our products and services. As we grow, we may not be able to execute as quickly as smaller, more efficient organizations. In addition, as we grow, we may not be able to maintain our entrepreneurial company culture, which fosters innovation and talent. If we do not successfully manage our growth, our business may be adversely affected.

We might not be successful at acquiring, investing in or integrating businesses, entering into joint ventures or divesting businesses.

We expect to continue pursuing strategic and targeted acquisitions, investments and joint ventures to enhance or add to our skills and capabilities or offerings of services and solutions, or to enable us to expand in certain geographic and other markets. For example, in 2018 we acquired iPayment, a U.S.-based provider of payment and processing products for small and medium-sized businesses, but our broader plan to expand into the U.S. markets may not succeed. We may not be successful in identifying additional suitable investment opportunities. We also might not succeed in completing targeted transactions or achieve desired results of operations from these transactions.

Furthermore, we face risks in successfully integrating any businesses we might acquire or create through a joint venture. Ongoing business may be disrupted, and our management’s attention may be diverted by acquisition, investment, transition or integration activities. In addition, we might need to dedicate additional management and other resources, and our organizational structure could make it difficult for us to efficiently integrate acquired businesses into our ongoing operations and assimilate and retain employees of those businesses into our culture and operations. The potential loss of key executives, employees, customers, suppliers, and other business partners of businesses we acquire may adversely impact the value of the assets, operations or businesses. Moreover, acquisitions or joint ventures may result in significant costs and expenses, including those related to retention payments, equity compensation, severance pay, early retirement costs, intangible asset amortization and asset impairment charges, assumed litigation and other liabilities, and legal, accounting and financial advisory fees, which could negatively affect our profitability. We may have difficulties as a result of entering into new markets where we have limited or no direct prior experience or where competitors may have stronger market positions.

We might fail to realize the expected benefits or strategic objectives of any acquisition, investment or joint venture we undertake. We might not achieve our expected return on investment or may lose money. We may be adversely impacted by liabilities that we assume from a company we acquire or in which we invest, including from that company’s known and unknown obligations, intellectual property or other assets, terminated employees, current or former clients or other third parties. In addition, we may fail to identify or adequately assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring, investing in or partnering with a company, including potential exposure to regulatory sanctions or liabilities resulting from an acquisition target’s previous activities, internal controls and security environment. If any of these circumstances occurs, they could result in unexpected legal or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes or other adverse effects on our business. Litigation, indemnification claims and other unforeseen claims and liabilities may arise from the acquisition or operation of acquired businesses. If we are unable to complete the number and kind of investments for which we plan, or if we are inefficient or unsuccessful at integrating any acquired businesses into our operations, we may not be able to achieve our planned rates of growth or improve our market share, profitability or competitive position in specific markets or services.

We periodically evaluate, and have engaged in, the disposition of assets and businesses. Divestitures could involve difficulties in the separation of operations, services, products and personnel, the diversion of management’s attention, the disruption of our business and the potential loss of key employees. After reaching an agreement with a buyer for the disposition of a business, the transaction may be subject to the satisfaction of pre-closing conditions, including obtaining necessary regulatory and government approvals, which, if not satisfied or obtained, may prevent us from completing the transaction. Divestitures may also involve continued

financial involvement in or liability with respect to the divested assets and businesses, such as indemnities or other financial obligations, in which the performance of the divested assets or businesses could impact our results of operations. Any divestiture we undertake could adversely affect our results of operations.

We depend on key management, as well as our experienced and capable employees, and any failure to attract, motivate, and retain our employees could harm our ability to maintain and grow our business.

We depend upon the continued services and performance of our directors and key senior management. Our directors and key senior management play a key role in maintaining our culture and in setting our strategic direction. The unexpected departure or loss of one of our directors or key senior management team members could harm our ability to maintain and grow our business, and there can be no assurance we will be able to attract or retain suitable replacements for such directors and/or key management in a timely manner, or at all. We also may incur significant additional costs in recruiting and retaining suitable replacements and avoiding disruption in integrating them into our business.

In addition, our operations and the execution of our business plan depend on our ability to attract, train and retain suitably skilled or qualified personnel with relevant industry and operational experience and to ensure that we have a robust succession planning system in place. In order for us to expand our operations in the future we will need to recruit and retain further personnel with suitable experience, qualifications and skill sets capable of advancing our business. Additionally, we are in the process of incorporating more automation and re-engineering processes in our business, and uncertainty related to this transformation may affect our ability to retain our employees. Depending on the geographical area, there can be substantial competition for suitably skilled or qualified personnel with relevant industry and operational experience and there can be no assurance that we will be able to attract or retain our personnel on similar terms to those on which we currently engage our employees, or at all. We see this risk in particular in our Digital Wallet operations center in Sofia, Bulgaria, where we have found it can be more difficult to identify qualified local talent from which to staff our operations and in our Hyderabad, India technology hub, where there is a highly competitive local market for staff. If we are unable to attract or retain suitably skilled or qualified personnel then this could have a material adverse effect on our results of operations, financial condition and future prospects.

Our business depends on a strong and trusted brand, and any failure to maintain, protect and enhance our brand could materially harm our business.

We believe that maintaining, protecting and enhancing our strong and trusted brand is critical to achieving widespread acceptance of our products and services and expanding our base of customers. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable, secure, and innovative products and services, as well as our ability to maintain trust and be a technology leader. We may introduce, or make changes to, features, products, services, privacy practices, or terms of service that customers do not like, which may materially and adversely affect our brand. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. The introduction and promotion of new products and services, as well as the promotion of existing products and services, may be partly dependent on our visibility on third-party advertising platforms, such as Google, Twitter, or Facebook. Changes in the way these platforms operate or changes in their advertising prices, date use practices or other terms could make the maintenance and promotion of our products and services and our brand more expensive or more difficult. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business could be materially and adversely affected.

Harm to our brand can arise from many sources, including failure by us or our partners and service providers to satisfy expectations of service and quality, inadequate protection or misuse of sensitive information, compliance failures and allegations, litigation and other claims, employee misconduct, fraud, fictitious transactions, bad transactions, negative customer experiences, and misconduct by our partners, service providers, or other counterparties. We have also been in the past, and may in the future be, the target of incomplete, inaccurate, and misleading or false statements about our company, our business, and our products and services that could damage our brand and deter consumers and merchants from adopting our products and services. From time to time, the industry verticals we serve (and we, by association) are the subject of negative publicity, which can harm our brand and deter consumers and merchants from adopting our products and services. See “—Our focus on specialized industry verticals can increase our risks relative to other companies in our industry.” Any negative publicity about our industry or our company, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve customer complaints, our privacy, data protection, and information security practices, litigation, regulatory activity, policy positions, and the experience of our customers with our products or services could adversely affect our reputation and the confidence in and use of our products and services. If we do not successfully maintain a strong and trusted brand, our business could be materially and adversely affected.

In addition, the registered or unregistered trademarks or trade names that we own may be challenged, infringed, declared generic, or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential customers. Moreover, third parties may use, or file for registration of trademarks similar or identical to our trademarks; if they succeed in registering or otherwise developing common law rights in such trademarks, and if we are not successful in challenging such third-party’s use of such trademarks, our own trademarks may no longer be useful to develop brand recognition of our technologies, products or services. Furthermore, there could be potential trade name or trademark infringement claims brought by owners of other trademarks, including trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

Global and regional economic conditions could materially harm our business.

Our operations and performance depend significantly on global and regional economic conditions. Uncertainty about global and regional economic events and conditions may result in consumers and businesses postponing or lowering spending in response to, among other factors:

•	tighter credit;

•	higher unemployment;

•	consumer debt levels or reduced consumer confidence;

•	financial market volatility;

•	fluctuations in foreign currency exchange rates and interest rates;

•

changes and uncertainties related to government fiscal and tax policies, U.S. and international trade relationships, agreements, policies, treaties and restrictive actions, including increased duties, tariffs, or other restrictive actions;

•	government austerity programs; and

•	other negative financial news, macroeconomic developments or pandemics.

In addition, many of our merchants are small businesses and these businesses may be disproportionately adversely affected by economic downturns and may fail at a higher rate than larger or more established businesses. If spending by their customers declines, these businesses would experience reduced sales and process fewer payments with us or, if they cease to operate, stop using our products and services altogether. Small businesses frequently have limited budgets and limited access to capital, and they may choose to allocate their spending to items other than our financial or marketing services, especially in times of economic uncertainty or in recessions. These and other global and regional economic events and conditions could have a material adverse impact on the demand for our products and services. Furthermore, any financial turmoil affecting the banking system or financial markets could cause additional consolidation of the financial services industry, significant financial service institution failures, new or incremental tightening in the credit markets, low liquidity, and extreme volatility or distress in the fixed income, credit, currency, and equity markets, which could have a material adverse impact on our results of operations, financial condition and future prospects.

If we cannot keep pace with rapid technological developments to provide new and innovative products and services, the use of our products and services and, consequently, our revenues could decline.

Rapid, significant, and disruptive technological changes impact the industries in which we operate, including developments in payment card tokenization, mobile, social commerce (i.e., ecommerce through social networks), authentication, cryptocurrencies (including distributed ledger and blockchain technologies), and near-field communication, and other proximity payment technology, such as contactless payments. As a result, we expect new services and technologies to continue to emerge and evolve, and we cannot predict the effects of technological changes on our business. In addition to our own initiatives and innovations, we rely in part on third parties, including some of our competitors, for the development of and access to new or evolving technologies. These third parties may restrict or prevent our access to, or utilization of, those technologies, as well as their platforms or products. In addition, we may not be able to accurately predict which technological developments or innovations will become widely adopted and how those technologies may be regulated. We expect that new services and technologies applicable to the industries in which we operate will continue to emerge and may be superior to, or render obsolete, the technologies we currently use in our products and services. Developing and incorporating new technologies into our products and services may require substantial expenditures, take considerable time, and ultimately may not be successful.

In addition, our ability to adopt new products and services and to develop new technologies may be inhibited by industry-wide standards, payments networks, changes to laws and regulations, resistance to change from consumers or merchants, third-party intellectual property rights, or other factors. For example, consumers can use their Skrill and NETELLER wallets to trade in cryptocurrencies. Cryptocurrencies are not considered legal tender or backed by any government and have experienced price volatility, technological glitches and various law enforcement and regulatory interventions. The use of cryptocurrencies has been prohibited or effectively prohibited in some countries. If we fail to comply with prohibitions applicable to us, we could face regulatory or other enforcement actions and potential fines and other consequences. Even in countries where cryptocurrencies are permitted, businesses associated with cryptocurrencies have had and may continue to have their existing accounts with banks and financial institutions closed or services discontinued, and offering cryptocurrency services may cause difficulties in obtaining or maintaining our relationships with sponsor banks and payment card networks. Furthermore, the prices of cryptocurrencies are routinely highly volatile and subject to exchange rate risks as well as the risk that regulatory or other developments may adversely affect their value. Our success in providing cryptocurrency services, and with other rapid technological innovations, will depend on our ability to develop and incorporate new technologies and adapt to technological changes and evolving industry standards; if we are unable to do so in a timely or cost-effective manner, our business could be harmed.

We are currently building a single core platform for our businesses to increase resilience, speed and security and provide firm foundations for future releases and enhancements. Related to this are various initiatives, which include increasing our risk management, fraud management and compliance capabilities and ensuring that our updated architecture can support a constantly evolving Know Your Customer (“KYC”), anti-money laundering, credit check and fraud monitoring environment; providing us with better reporting and analytics; providing our merchants with the ability to accept any payment method they wish and allowing for increased customer customization of their services. However, there is no assurance that this platform will operate effectively or that we will achieve these intended benefits. A failure to deliver the solutions identified by our businesses as important for their future success in a timely or cost-effective manner could have an impact on our future success.

We face substantial and increasingly intense competition worldwide in the global payments industry.

The global payments industry is highly competitive, rapidly changing, very innovative, and increasingly subject to regulatory scrutiny. We compete against a wide range of businesses, including businesses that are larger than we are, have a more dominant and secure position, or offer other products and services to consumers and merchants that we do not offer, as well as smaller companies that may be able to respond more quickly to regulatory and technological changes. These competitors may act on business opportunities within our specialized industry verticals, which may reduce our ability to maintain or increase or market share. In addition, the services of our various competitors are differentiated by features and functionalities such as brand recognition, customer service, trust and reliability, distribution network and channel options, convenience, price, speed, variety of payment methods, service offerings and innovation.

In addition, our competitors may be able to offer more attractive economic terms to our current and prospective clients. If competition requires us to offer more attractive economics by reducing our fees or otherwise modifying our terms in order to maintain market share and continue growing our client base, we will need to aggressively control our costs in order to maintain our profit margins and our revenues may be adversely affected, and our ability to control our costs is limited because we are subject to fixed transaction costs related to payment networks. Competition could also result in a loss of existing clients and greater difficulty in attracting new clients. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, many of the areas in which we compete evolve rapidly with changing and disruptive technologies, shifting user needs, and frequent introductions of new products and services. Competition may also intensify as businesses enter into business combinations and alliances, and established companies in other segments expand to become competitive with different aspects of our business. If we cannot compete effectively, the demand for our products and services may decline, which would adversely impact our competitive position, business and financial performance.

Our international operations subject us to increased risks, which could harm our business.

We have extensive international operations and our customers are resident in over 120 countries and territories. There are risks inherent in doing business internationally on both a domestic (i.e., in-country) and cross-border basis, including, but not limited to:

•	foreign currency and cross-border trade risks;

•	risks related to government regulation or required compliance with local laws;

•	local licensing and reporting obligations;

•	obligations to comply with local regulatory and legal obligations related to privacy, data security and data localization;

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expenses associated with localizing our products and services, including offering customers the ability to transact business in the local currency, and adapting our products and services to local preferences (e.g., payment methods) with which we may have limited or no experience;

•	trade barriers and changes in trade regulations;

•	difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language and cultural differences;

•	stringent local labor laws and regulations;

•	credit risk and higher levels of payment fraud;

•	profit repatriation restrictions, foreign currency exchange restrictions or extreme fluctuations in foreign currency exchange rates for a particular currency;

•	political or social unrest, economic instability, repression or human rights issues;

•	geopolitical events, including natural disasters, public health issues, pandemics, acts of war and terrorism;

•	import or export regulations;

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compliance with Bermuda, UK, Irish, U.S. and other international laws prohibiting corrupt payments to government officials, such as the Bermuda Bribery Act, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the Irish Criminal Justice (Corruption Offences) Act 2018 and other local anticorruption laws;

•	compliance with Bermuda, UK, Irish, U.S. and other international laws and associated regulations designed to combat money laundering and the financing of terrorist activities;

•	antitrust and competition regulations;

•	potentially adverse tax developments and consequences;

•	economic uncertainties relating to sovereign and other debt;

•	national or regional differences in macroeconomic growth rates;

•	different, uncertain, overlapping, or more stringent user protection, data protection, privacy and other laws and regulations; and

•	increased difficulties in collecting accounts receivable.

Violations of the complex UK, Irish, U.S. and other international laws, rules and regulations that apply to our international operations may result in fines, criminal actions, or sanctions against us, our officers, or our employees; prohibitions on the conduct of our business; and damage to our reputation. Although we have implemented policies and procedures designed to promote compliance with these laws, there can be no assurance that our employees, contractors, or agents will not violate our policies. These risks are inherent in our international operations and expansion, may increase our costs of doing business internationally, and could harm our business.

Catastrophic events or geopolitical conditions may disrupt our business.

War, terrorism, political events, geopolitical instability, trade barriers and restrictions, public health issues, pandemics such as the COVID-19 pandemic, natural disasters, or other catastrophic events have caused and could cause damage or disruption to the economy and commerce on a global, regional, or country-specific basis, which could have a material adverse effect on our business, our customers, and companies with which we do business. Such events could decrease demand for our products and services or make it difficult or impossible for us to deliver products and services to our customers. The frequency and severity of some catastrophic events, such as flooding, hurricanes, tornadoes, extended droughts, and wildfires are contributed to by global climate change, which many in the scientific community, in governmental bodies and elsewhere believe will continue for decades to come, potentially resulting in increased disruption to us. Geopolitical trends, including nationalism, protectionism, and restrictive visa requirements could limit the expansion of our business in those regions. Our business operations are subject to interruption by, among others, natural disasters, fire, power shortages, earthquakes, floods, nuclear power plant accidents, and events beyond our control such as other industrial accidents, terrorist attacks and other hostile acts, labor disputes and public health issues. A catastrophic event that results in a disruption or failure of our systems or operations could result in significant losses and require substantial recovery time and significant expenditures in order to resume or maintain operations, which could have a material adverse impact on our business, financial condition, and results of operations.

Our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, our Integrated Processing Solutions and eCash businesses historically experiences increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our games operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Wallet and eCash businesses experience increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations and may lead to adverse inferences about our prospects, which could result in declines in our stock price.

Regulatory, Legal and Tax Risks

Our operations can be constrained in countries with less predictable legal and regulatory frameworks.

If the legal and regulatory system in a particular country is less predictable, this can create a more difficult environment in which to conduct business. For example, any of the following could hamper our operations and reduce our earnings in these types of countries:

•	the absence of a statutory or regulatory basis or guidance for engaging in specific types of business or transactions;

•	conflicting or ambiguous laws and regulations, or the inconsistent application or interpretation of existing laws and regulations;

•	uncertainty concerning the enforceability of contractual, intellectual property or other obligations;

•	difficulty in competing in economies in which the government controls or protects all or a portion of the local economy or specific businesses, or where graft or corruption may be pervasive; and

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the threat of arbitrary regulatory investigations, civil litigations or criminal prosecutions, the imposition of licensing requirements, or the termination or unavailability of licenses, to operate in the local market or the suspension of business relationships with governmental bodies.

Conducting business in countries with less predictable legal and regulatory regimes could require us to devote significant additional resources to understanding, and monitoring changes in, local laws and regulations, as well as structuring our operations to comply with local laws and regulations and implementing and administering related internal policies and procedures.

Given the above mentioned challenges and the ever changing landscape, we may fail to conduct our business in compliance with the laws and regulations of the jurisdictions in which we operate and/or those jurisdictions in which we provide services, and the risk of noncompliance can be greater in countries that have less predictable legal and regulatory systems.

Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation, including in such ways as could criminalize certain of our activities.

We are subject to a wide variety of laws, regulations, licensing schemes and industry standards in the countries and localities in which we operate. These laws, regulations, and standards govern numerous areas that are important to our business, including, but not limited to, online gambling, consumer protection, privacy, information security, anti-money laundering, safeguarding of client funds, strong customer authentication, financial services, securities, labor and employment, competition, data protection, biometric data processing and marketing and communications practices. Such laws, regulations, and standards are subject to changes and evolving interpretations and application, including by means of legislative changes, administrative changes and/

or executive orders, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, particularly as we introduce new products and services and expand into new jurisdictions. Any perceived or actual breach of laws, regulations, and standards could result in investigations, regulatory inquiries, loss of licensure, litigation, fines, injunctions, negative customer sentiment, impairment of our existing or planned products and services, or otherwise materially and adversely impact our business. In addition, regulatory scrutiny in one jurisdiction can lead to increased scrutiny from regulators and legislators in other jurisdictions that may harm our reputation, brand and third-party relationships and have a material adverse effect on our results of operations, financial performance and future prospects.

We are also subject to oversight by various governmental agencies and authorities in the countries and localities in which we operate. In light of the current conditions in the global financial markets and economy, lawmakers and regulators have increased their focus on the regulation of the financial services industry. Although we have a compliance program focused on the laws, rules, and regulations that we believe are applicable to our business, we may still be subject to a requirement to change various aspects of our business or the manner in which we carry out our business in certain countries, or to fines, injunctions or other penalties levied by regulators in one or more jurisdictions. In addition to fines, penalties for failing to comply with applicable rules and regulations could include significant criminal and civil lawsuits, forfeiture of significant assets, increased licensure requirements, loss of licensure or other enforcement actions. Any perceived or actual breach of compliance by us with respect to applicable laws, rules and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches and expose us to legal risk and potential liability.

In the future, we may also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. For example, in Norway, the Norwegian gambling regulator notified us that processing gambling payments for Norwegians is prohibited, and consequently we have stopped processing certain gambling payments there, which will result in a small loss of a revenue. As another example, the Central Bank of Ireland (“CBI”) may conduct a similar market review to that carried out by the Financial Conduct Authority (“FCA”) in the UK and require us to safeguard additional amounts in respect of our European Acquiring business and the acquiring activities of our European eCash business resulting in a consequent increase in our liquidity requirements. See “—We are subject to financial services regulatory risks.”

Relatedly, as another example of a potential future regulatory change, the common reporting standard (the “CRS”) was first released by the OECD in February 2014 as a result of the G20 members endorsing a global model of automatic exchange of information in order to increase international tax transparency. The Directive 2014/107/EU on Administrative Cooperation in the Field of Taxation (the “DAC II”) implements the CRS in a European context and creates a mandatory obligation for all EU Member States to exchange financial account information of residents in other EU Member States on an annual basis. Over 100 jurisdictions have committed to implementing the CRS, including the UK and Bermuda. To the extent the CRS and/or the DAC II (as applicable) is implemented in any of our relevant jurisdictions, these arrangements will require affected banks and financial institutions to report certain information to their local tax authorities about account holders from the jurisdictions which are party to such arrangements (which information will in turn be provided to the relevant tax authorities). Although currently, we do not believe that any of our accounts fall within the remit of the CRS or DAC II, this may change in the future and it is not clear if, and to what extent, the obligations under the CRS/DAC II will apply. To the extent that the accounts we offer come to fall within the remit of the CRS/DAC II, certain operational challenges with respect to collecting and reporting the requisite information may arise. Additionally, it is generally necessary to capture the information required for CRS reporting at the time a customer is taken on, which may impact the onboarding process and reduce customer adoption, and/or customers may choose to discontinue using our services altogether.

We generate a significant portion of our revenue by processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors.

We generate a significant portion of our revenue from merchants operating in the regulated gaming and sports betting and foreign exchange trading sectors. We and our merchants and customers are subject to various laws and regulations in relation to online gambling. Regulations in the gaming and sports betting and foreign exchange trading sectors vary significantly among different countries and localities. In many cases, they may be unclear and may also change, sometimes dramatically, and such laws and regulations are constantly evolving and are often subject to conflicting interpretations.

In the United States, for instance, the evolving regulatory regime of online gambling creates uncertainty and could adversely affect our operations in those jurisdictions. As a particular example, in 2018, the U.S. Department of Justice (“DOJ”) reversed its previously-issued opinion published in 2011, which stated that interstate transmissions of wire communications that do not relate to sports betting fall outside the purview of the Wire Act of 1961 (the “Wire Act”). The DOJ’s updated opinion concluded instead that the Wire Act was not uniformly limited to sports betting and that certain of its provisions apply to non-sports-related wagering activity. On June 3, 2019, in a case challenging the DOJ’s updated opinion, Judge Paul Barbadoro of the United States District Court for the District of New Hampshire found that the Wire Act only applies to sports betting and not to other online gambling games. On January 20, 2021, the First Circuit affirmed the ruling of the lower court, finding that the Wire Act only applies to sports betting.

The EU, by contrast, has generally moved towards controlled regulation of online-based gambling operators, rather than absolute prohibition. For example, in March 2019, German regulators agreed on the Third Amendment to the Interstate Treaty on Gambling, which provides new, temporary regulations for sports betting companies in the country effective January 1, 2020 until permanent regulations can be established by June 2021. In March 2020, German regulators subsequently agreed to additional legislation that will legalize online forms of certain gambling, such as casino and poker, within certain parameters. The regimes in Italy and France have similarly moved away from state-run monopoly-based markets to controlled regulation. However, local laws in place in EU member states are sometimes incompatible with EU laws, regulations and directives, which introduces additional uncertainty around licensing and ongoing compliance obligations into the regulatory framework.

Additionally, many jurisdictions, particularly those outside of Europe and the United States, have not updated their laws to address the supply of online gambling, which by its nature is a multijurisdictional activity. Due to the borderless nature of online gaming and sports betting and foreign exchange trading, a merchant properly licensed in its home jurisdiction may still provide services to consumers in other jurisdictions, knowingly or unknowingly, including in jurisdictions whose regulations are ambiguous or where gaming, sports betting and/or foreign exchange trading are prohibited. For example, in India, we recently were notified about a small number of investigations being conducted by the Government of India Enforcement Directorate (“ED”) relating to gambling activity by Indian residents which indirectly concern the provision of digital wallet services to our Indian resident customers. If the ED or other Government of India regulatory authority finds that we violated Indian law by failing to restrict certain payments from being made, it could lead to certain penalties being imposed on us or we may cease providing services to Indian resident customers altogether if it is determined that our services to Indian resident customers are licensable in India and we cannot, or decide not to, obtain a license. Additionally, in Latvia, the Latvian Financial and Capital Market Commission (the “Commission”) notified us of their belief that we were in breach of Latvian law as a result of processing gambling payments between Latvian customers and gambling operators that do not have a local license. Following engagement with the Commission, we asserted that we were not in breach of Latvian law and currently have not received a response.

We have policies and procedures in place that are designed to ensure that we comply with applicable rules regarding card brands, regulated verticals and bank sponsor requirements. However, these policies and procedures may not always be effective. If we provide services, intentionally or unintentionally, to gaming and sports betting and foreign exchange trading companies that do not have proper regulatory authorizations, we could be subject to fines, penalties, reputational harm or other negative consequences. Other jurisdictions have updated legislation to pass laws to regulate online gambling but only to permit license holders to supply services in that jurisdiction, some of which laws purport to have an extra territorial effect and which specifically preclude payment support of any gambling transactions, with powers to request the co-operation of banks and card issuers, or, in some jurisdictions, to criminalize the support they provide. Nevertheless, the legality of online gambling and the provision of services to online gambling merchants and customers is subject to uncertainties arising from differing approaches by legislatures, regulators and enforcement agents, including in relation to determining in which jurisdiction the game or the bet takes place and, therefore, which law applies and where the transaction should be taxed. This uncertainty creates a risk for us that even in instances where older laws have not been updated to address new technology, courts may interpret older legislation in an unfavorable way and determine our activities to be illegal. This could lead to criminal or civil actions being brought against our customers, merchants, us or any of our directors, or us (or our merchants or customers) being forced to cease doing business in a particular jurisdiction, all or any of which may, individually or collectively, materially and adversely affect our results of operations and financial condition and damage our reputation.

We rely on the continued supply of our services to merchants within the online gambling industry. Digital Wallet and our eCash businesses (each of which primarily provides services to the online gambling industry) represent approximately 48% of our revenue for the year ended December 31, 2019. Changes in the regulation of online gambling in the markets where we operate may materially and adversely affect our results of operations and financial condition if such merchants are subject to increased taxes, compliance costs, levies and license fees or are forced to cease operating in a jurisdiction as a result of prohibitive legislation, which may result in reduced demand for our services within the online gambling industry.

While we do not provide gambling services, it is possible that we could be found to be acting unlawfully for processing gambling related payments. For example, we previously processed payments in connection with online gambling in the United States until the passage of the Unlawful Internet Gambling Enforcement Act (“UIGEA”), which banned the processing of payments related to illegal online gambling in the United States, in 2006. Within days of enactment of the UIGEA, we announced our intention to withdraw from the U.S. market. However, in January 2007 the Office of the United States Attorney for the Southern District of New York (the “USAO”) initiated criminal actions against us and two former senior executives and founding shareholders of NETELLER related to gambling and unlicensed money transmitting violations, seized approximately $60 million in customer funds that were in transit with our payment processors and prohibited us from engaging in any further transactions with U.S. banks, effectively preventing our customers from withdrawing their funds. As a result, we suspended all U.S. gambling-related processing and negotiated a plan to facilitate the complete return of funds to our U.S. customers. In July 2007, we entered into a deferred prosecution agreement (“DPA”) with the USAO, providing for forfeiture of $136 million, completion of the return of funds to U.S. customers, imposition of an ongoing obligation to cooperate with any further USAO inquiries and the appointment of a forensic accounting firm to monitor our activities in order to ensure we continued to comply with the UIGEA. All of our U.S. customers subsequently had their money returned, and the USAO obtained dismissal of the complaint and terminated the DPA in August 2009. Both former founders of NETELLER pled guilty to a single count of conspiracy to violate U.S. gambling and money-transmitting laws and agreed to a combined forfeiture of $100 million. None of the management or directors at the time of the DPA are now employed by the Company.

If we were found to be acting unlawfully for processing online gambling payments in any jurisdiction, it could have a material adverse effect on our reputation, operations and financial performance. Additional civil, criminal or regulatory proceedings could also be brought against us and/or our directors, executive officers and employees as a result. We could also be joined to proceedings brought against a merchant or other third parties for tracing claims resulting in the seizure of funds. Any such proceedings would potentially have cost, resource and reputational implications, and could have a material adverse effect on our results of operations, financial performance and future prospects and on our ability to retain, renew or expand our portfolio of licenses. Moreover, even if successfully defended, the process may result in us incurring considerable costs and require significant management resource and time.

In addition to gambling related payments, our payment systems may be used for potentially illegal or improper uses, including the fraudulent sales of goods or services, illegal sales of controlled substances or to facilitate other illegal activity. Such usage of our payment systems may subject us to claims, individual and class action lawsuits, government and regulatory investigations, inquiries or requests that could result in liability and reputational harm for us. Changes in law have increased the penalties for intermediaries providing payment services for certain illegal activities, and government authorities may consider additional payments-related proposals from time to time. Owners of intellectual property rights or government authorities may seek to bring legal action against providers of payments solutions that are peripherally involved in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm, and any resulting liabilities, loss of transaction volume, or increased costs could harm our business.

We are subject to financial services regulatory risks.

Certain of our subsidiaries in the UK are authorized by the FCA under the Electronic Money Regulations 2011 to perform the regulated activity of issuing e-money and the provision of payment services (which has the meaning specified in the Second Electronic Money Directive) as well as to provide account information services and payment initiation services to support our Rapid Transfer service. We have the appropriate licenses and permissions to act as an e-money issuer in the UK.

Additionally, we have obtained authorization from the CBI for two of our entities in Ireland to act as e-money issuers and to provide payment services (including account information and payment initiation services) and have completed the necessary passporting notifications necessary to operate in other European Economic Area (“EEA”) jurisdictions. As with the FCA, the CBI also implements, maintains and enforces a range of rules covering (among other things) market conduct, communications with customers, the safeguarding of users’ funds and the fair treatment of consumers and other vulnerable customers. These rules are contained in various sources including the Consumer Protection Code and the European Union (Payment Services) Regulations 2018 and apply to the regulated activities we carry out from Ireland across the EEA. Breach of these rules may result in fines, public censures, customer remediation and redress and ultimately in the revocation of our regulatory licenses in Ireland.

EU laws and regulations are typically subject to different and potentially inconsistent interpretations by the local authorities in EU member states, which can make compliance more costly and operationally difficult to manage. Moreover, countries that are EU members may each have different and potentially inconsistent domestic regulations implementing European Directives, including the Revised Payment Services Directive (“PSD2”), which may further increase compliance costs and operational complexity. As a result of PSD2, we have had to make changes which impacted our business. PSD2 seeks to enable new payment models whereby a newly formed category of regulated payment provider would be able to access bank and payment accounts (including our customers’ payment accounts) for the purposes of accessing account information or initiating a payment on behalf of a customer. Such access could subject us to data security and other legal and financial risks and could create new competitive forces and new types of competitors in the European payments market. PSD2 imposes new standards for payment security and strong customer authentication that may make it more difficult and time consuming to authorize a transaction, which may adversely impact our customer value proposition and its European business.

Additionally, Skrill USA is registered with the U.S. Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) as a money services business and is regarded as a money transmission business in the United States. Money transmitting businesses are subject to numerous regulations in the United States at the federal and state levels, and we have obtained or applied for money transmitter licenses (or applicable similar licenses) in all U.S. states and territories in which we are required to do so, with licenses pending. As a result, we are also subject to inspections, examinations, supervision, and regulation by each state in which we are licensed, and are subject to direct supervision by the Consumer Financial Protection Bureau (the “CFPB”). The CFPB has authority to interpret, enforce and issue regulations implementing enumerated consumer laws, including certain laws that apply to our business. The Dodd-Frank Act also empowers state attorneys general and other state officials to enforce federal consumer protection laws under specified conditions.

Although we have the authorizations and licenses referred to above, we issue e-money to customers in over 120 countries and territories and we are not licensed as an e-money issuer in the vast majority of these jurisdictions. We take the view that, in general, we are not conducting regulated activities in these other jurisdictions on the basis that our activities of issuing e-money are not conducted in each jurisdiction in which our relevant customers reside, but rather e-money is issued in jurisdictions in which we are licensed. We acknowledge that local regulators in these jurisdictions may take a different view and, as transaction volumes increase and/or the matter is brought to our attention by local regulators, we will take advice in respect of local requirements on a case-by-case basis.

Due to ongoing developments in e-money regulation, we obtain advice from external counsel as required in order to assess any applicable risk and, where necessary, will limit the extent of our operations in a particular jurisdiction or will consider whether to obtain a license in such jurisdiction. For example, we are evaluating whether payments laws enacted in Russia in June 2019 will impact our ability to continue operating in that jurisdiction, and in Norway, we intend to cease processing gambling payments following an approach by a local regulator. We believe that the likelihood of any enforcement action by a regulator is low due to factors such as the operation of the services through the internet on a cross-border basis from a country in which the relevant entity holds a license, the limited extent of our activities in the respective jurisdictions, the lack of enforcement action against similar payment processors, the lack of a physical presence in the respective jurisdictions and the effective management of our relationships with our customers. However, the adoption of new money transmitter or other licensing statutes in the jurisdictions in which we operate, changes in regulators’ interpretation of existing money transmitter or other licensing statutes or regulations, or disagreement by a regulatory authority with our interpretation of such statutes or regulations, could require additional registrations or licenses, limit certain of our business activities until they are appropriately licensed, and expose us to financial penalties.

We are not aware of any circumstances that may result in us being in breach of the terms of our e-money issuer, payment initiation service provider or money transmitter licenses that would be likely to lead to a revocation or termination of such licenses or a material restriction on such licenses, nor are we aware of any current or pending financial, civil or criminal proceedings asserted against us in connection with a failure to hold a license in any relevant jurisdiction. However, if we were found to be in violation of any current or future regulations, or to have previously been in breach of any regulation, in any countries from which we accept merchants or customers, including as a result of any failure by our employees to apply correctly our anti-money laundering procedures, this could result in a requirement for future compliance, fines, other forms of liability and/or force us to change business practices or to cease operations altogether, and we, our directors, executive officers or employees may also be exposed to a financial liability, civil or criminal liability, any of which could have a material adverse effect on our results of operations, financial condition and future prospects.

We are subject to current and proposed regulation addressing consumer privacy and data use, which could adversely affect our business, financial condition and results of operations.

We are subject to a number of laws, rules, directives, and regulations relating to the collection, use, retention, storage, destruction, security, processing, transfer, and sharing of personally identifiable information about our customers and employees in the countries where we operate. Our business relies on the processing of data in many jurisdictions and the movement of data across national borders. As a result, much of the personal data that we process, especially financial information, is regulated by multiple privacy laws and, in some cases, the privacy laws of multiple jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships. These regulations may at times be conflicting, and the requirements to comply with these regulations could result in a negative impact to our business.

Regulatory scrutiny of privacy, data protection, and the collection, use, storage, destruction, security, processing, transfer and sharing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways we cannot predict, including with respect to evolving technologies such as cloud computing and blockchain technology. Additionally, these laws and regulations may change or be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business.

For example, we are subject to enhanced compliance and operational requirements under the General Data Protection Regulation (“GDPR”), which became effective in May 2018. The GDPR expands the scope of the EU data protection law to foreign companies processing personal data of EU residents, imposes a strict data protection compliance regime with severe penalties for noncompliance of up to the greater of 4% of worldwide annual turnover or €20 million, and includes new rights for data subjects such as the “portability” of personal data. The penalties for noncompliance could have a material adverse effect on our business, financial condition, results of operations and cash flows. We have incurred and we expect to continue to incur significant expenses to meet the obligations of the GDPR, which have required us to make significant changes to our business operations.

Although the GDPR applies across the EU without a need for local implementing legislation, each EU member state has the ability to interpret the GDPR opening clauses, which permit region-specific data protection legislation and which has created inconsistencies, on a country-by-country basis. Brexit and ongoing developments in the UK have created uncertainty with regard to data protection regulation in the UK and could result in the application of new data privacy and protection laws and standards to our operations in the UK, our handling of personal data of users located in the UK, and transfers of personal data between the EU and UK. The UK GDPR, effective as of January 1, 2021, and the UK Data Protection Act of 2018 (as amended on January 1, 2021) and which supplements the UK GDPR, now apply to our processing of personal data in the UK and elsewhere, if the processing is of UK residents. While the UK GDPR broadly mirrors the GDPR, it is still unclear what legal mechanisms will be required to transfer personal data from the EU to the UK under the GDPR. The UK and EU Trade and Cooperation Agreement (“TCA”) permits data transfers from the EU to the UK to continue without restriction for four months post-Brexit (including a potential extension of two months) while the EU considers the UK’s application for adequacy of its data protection procedures. Such an adequacy decision would permit personal data transfers between the EU and UK without further safeguards in place (such as standard contractual clauses). If the UK does not receive an adequacy decision from the EU, we may be required to implement new processes and put new agreements in place, such as standard contractual clauses, to govern any transfers of personal data from the EU to the UK. In addition, while the UK data protection regime currently permits data transfers from the UK to the EU and other third countries covered by a European Commission adequacy decision, and currently includes a framework to permit the continued use of EU standard contractual clauses and binding corporate rules for personal data transfers from the UK to third countries, this is subject to change in the future, and any such changes could impact our ability to transfer personal data from the UK to the EU and other third countries.

Additionally, Brexit and the subsequent implementation of the UK GDPR will expose us to two parallel data protection regimes, each of which potentially authorizes similar significant fines and other potentially divergent enforcement actions for certain violations.

Meanwhile, the Court of Justice of the European Union (“CJEU”) issued a decision on July 16, 2020 (commonly known as “Schrems II”), invaliding the EU-U.S. Privacy Shield Framework, a previously lawful mechanism of transfer for personal data between the United States and EU. While the Schrems II decision did not invalidate standard contractual clauses, another lawful mechanism for making cross-border transfers, the decision has called their validity into question under certain circumstances, and has made the legality of transferring personal information from the EU to the United States more uncertain, and it may require government cooperation to resolve this issue. Other jurisdictions could require us to make additional changes to the way we conduct our business and transmit data between the United States, the UK, the EU and the rest of the world.

Any failure, or perceived failure, by us to comply with our privacy policies, with applicable industry data protection or security standards, with any applicable regulatory requirements or orders, or with privacy, data protection, information security, or consumer protection-related laws and regulations in one or more jurisdictions could result in proceedings or actions against us by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, which could subject us to significant awards, fines, sanctions, penalties, judgments, and negative publicity arising from any financial or non-financial damages suffered by any individuals. This could, individually or in the aggregate, materially harm our business.

Since 2016, we have engaged in a large, transformative program regarding data privacy in connection with GDPR compliance requirements. Policymakers around the globe are using these GDPR requirements as a reference to adopt new or updated privacy laws that could result in similar or stricter requirements in other jurisdictions. In the United States, the Gramm-Leach-Bliley Act of 1999 (along with its implementing regulations) restricts certain collection, processing, storage, use and disclosure of personal financial information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of such information through the issuance of data security standards or guidelines. In addition, there are state laws in the United States governing the collection of personal information (including, as of January 1, 2020, the California Consumer Privacy Act of 2018 (the “CCPA”)), including those restricting the ability to collect and use certain types of information such as Social Security and driver’s license numbers. The CCPA imposes stringent data privacy and data protection requirements for the personal data of California residents, and provides for government penalties for noncompliance of up to $7,500 per violation, if willful, and provides for a private right of action in the event of a data breach affecting specified personal information of California residents. Implementing regulations for the CCPA were released in August 2020, and on November 3, 2020, California voters approved a new law, the California Privacy Rights Act, which will come into effect on January 1, 2023, applying to personal data collected on or after January 1, 2022. As a result of these constant changes, it is still not certain how the various provisions of the CCPA and the CPRA will be interpreted and enforced. The CPRA expands the rights of consumers and establishes the California Privacy Protection Agency, providing the agency with investigative, enforcement and rule-making powers. Certain other state laws impose or are in the process of imposing similar privacy obligations. The effects of the CCPA are potentially far-reaching, however, and may require us to continue to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Certain other state laws impose privacy obligations as well and, in addition, all 50 states have laws with varying obligations to provide notification of security breaches of personal information to affected individuals, state officers and others. The use or generation of biometric data as an aid to fraud prevention is becoming increasingly regulated through a patchwork of laws in both the EU and across the United States, with a number of state laws now requiring consent to such use. For example, Illinois has passed the Biometric Information Privacy Act (“BIPA”), Texas and Washington have passed similar laws, and other states plan to pass similar laws.

Some jurisdictions are also considering requirements for businesses that collect, process and/or store data within their borders (“data localization”), as well as prohibitions on the transfer of data abroad, leading to technological and operational implications. Other jurisdictions are considering adopting sector-specific regulations for the payments industry, including forced data sharing requirements or additional verification requirements that overlap or conflict with, or diverge from, general privacy rules. Failure to comply with these laws, regulations and requirements could result in fines, sanctions or other penalties, which could materially and adversely affect our results of operations, financial condition, and reputation. Collective or class-action litigations relating to data privacy violations are also permitted under the GDPR and are beginning to arise in the EU, and are no longer unique to the United States. After Brexit, we may also be exposed to similar lawsuits in the UK.

Regulation of privacy and data protection and information security often requires monitoring of and changes to our data practices in regard to the collection, use, disclosure, storage, transfer and/or security of personal and sensitive information. We have incurred, and may continue to incur, significant expenses to comply with evolving mandatory privacy and security standards and protocols imposed by law, regulation, industry standards, shifting consumer expectations, or contractual obligations. In particular, with laws and regulations, such as the GDPR in the EU, the UK GDPR and the CCPA, CPRA and BIPA in the United States, imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. New requirements or reinterpretations of existing requirements in these areas, or the development of new regulatory schemes related to the digital economy in general, may also increase our costs and could impact the products and services we offer and other aspects of our business, such as fraud monitoring, the development of information-based products and solutions and technology operations. We may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair our ability to offer our existing or planned features, products, and services and/or increase our cost of doing business. Any of these developments could materially and adversely affect our overall business and results of operations.

In addition, fraudulent activity could encourage regulatory intervention, which could damage our reputation and reduce the use and acceptance of our integrated products and services or increase our compliance costs. Criminals are using increasingly sophisticated methods to capture consumer account information to engage in illegal activities such as counterfeiting or other fraud, sometimes setting up fake Paysafe websites or using stolen credentials from the dark web to attack customer accounts, where such customers are using the same credentials across multiple sites or accounts. While we are taking measures we believe will make payments more secure, increased fraud levels involving our products and services, or misconduct or negligence by third parties servicing our products and services, could lead to regulatory intervention, such as enhanced security requirements, as well as damage to our reputation.

Legal, political and economic uncertainty surrounding Brexit and the nature of the future relationship between the UK and the EU is likely to be a source of instability in international markets, could cause disruption to and create uncertainty surrounding our business and result in new regulatory challenges and costs.

The UK left the EU on January 31, 2020, but remained in the EU’s customs union and single market for a transition period that expired on December 31, 2020. On December 24, 2020, the UK and the EU announced that they had agreed to a new a trade and cooperation deal (the “Trade and Cooperation Agreement”) governing certain aspects of the future relationship between the UK and the EU. The Trade and Cooperation Agreement was formally approved by the UK parliament on December 30, 2020 and applies provisionally from January 1, 2021. It is currently expected to be formally ratified by the EU parliament during the first quarter of 2021. The Trade and Cooperation Agreement provides clarity in respect of the intended shape of the future relationship between the UK and the EU and some detailed matters of trade and cooperation. However, there remain uncertainties related to Brexit and the relationship between the UK and the EU which will continue to be developed and defined and could cause instability in EU, UK or worldwide political, regulatory, economic or market conditions. Any Brexit-related effects are likely to be compounded by the effects of the COVID-19 pandemic. See “—Risks Related to COVID-19—The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition.”

We have significant operations in the UK and the EU. A withdrawal from the EU is unprecedented, and it is unclear how the UK’s access to the EU’s single market for goods, capital, services and labor within the EU and the wider commercial, legal and regulatory environment, will impact our UK operations. Lack of clarity about future UK laws and regulations, as the UK determines which EU laws and regulations to keep or replace in the UK, or how such laws and regulations may be changed, may adversely impact the behavior of our customers and increase costs and cause disruption to our business. There are likely to be changes in the legal rights and obligations of commercial parties across all industries, particularly in the services sector (including financial services), and we are likely to face new regulatory costs and challenges as a result of Brexit that could have an adverse effect on our operations and development programs, consumer and investor confidence and the level of consumer discretionary purchases, thereby impacting the use of our payments services by merchants.

In addition, Brexit could also result in increasingly divergent laws, regulations, and licensing requirements for us over time. Brexit could lead to legal uncertainty and increased complexity for financial services firms if national laws and regulations in the UK start to diverge from EU laws and regulations. While we have obtained the necessary licenses, completed the necessary passporting notifications from the CBI, opened and staffed an additional office in Ireland and completed the transfer of our EEA business to enable the continuation of operations within ongoing EEA jurisdictions after the end of the Transition Period, there may still continue to be uncertainty surrounding the consequences of Brexit, which could negatively impact our business, financial condition, results of operations and cash flows. For example, applicable tax rules and regulations concerning the transfer of assets and operations from the UK to EEA jurisdictions are complex and subject to significant judgment and interpretation. If HMRC or other applicable tax authorities were successful in challenging our conclusions in this regard, we may be liable for material additional taxes and penalties. In addition, political decisions could result in the relocation of businesses and people, cause business interruptions, cause currency fluctuations (including in relation to the British Pound), lead to trade restrictions and increases in or the imposition of trade tariffs, lead to economic recession or depression and impact the stability of the financial markets, the availability of credit, political systems, financial institutions and the financial and monetary system. By extension, this could impact our business and/or envisioned business arrangements, licenses and contingency plans, thereby damaging our reputation, operations and financial position and lead to increased costs to retain current revenues, any of which could have a material adverse effect on us.

We must comply with money laundering regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere, and any failure to do so could result in severe financial and legal penalties.

We are subject to various anti-money laundering and counter-terrorist financing laws and regulations around the world that prohibit, among other things, our involvement in transferring the proceeds resulting from criminal activities. Facilitating financial transactions over the internet creates a risk of fraud and ensuring customer data security, privacy, and ongoing compliance with applicable regulations requires significant capital expenditure. Applicable money laundering regulations require firms to put preventative measures in place and to perform KYC procedures, including conducting customer identification and verification and undertaking ongoing monitoring. In addition, regulations require companies to keep records of identity and to train their staff on the requirements of the relevant money laundering regulations. At present, for instance, in the UK and Ireland, a senior member of staff needs to be appointed and approved by the FCA or by the CBI, respectively, to oversee appropriate policies and procedures. Regulators globally continue to increase their scrutiny of compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor transactions. Regulators regularly re-examine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. In the EU, the implementation of the Fifth Anti-Money Laundering Directive (“MLD5”) (which had to be transposed by each Member State by 10 January 2020) amended the Fourth Anti-Money Laundering Directive by (among other things) limiting the scope of customer due diligence exemptions for electronic money products and revising the monitoring requirements of existing customers. The implementation of MLD5 and the consequent potential for divergence in interpretation and application by EU Member States may make compliance more costly and operationally difficult to manage, lead to increased friction for customers, and result in a decrease in business. In the United States, the BSA requires among other things, requires money services businesses (such as money transmitters and providers of prepaid access) to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records. We are also subject to regulatory oversight and enforcement by FinCEN and have registered Skrill USA with FinCEN as a money services business. Any determination that we have violated the anti-money-laundering laws could have a material adverse effect on our financial condition, results of operations and future prospects. For example, the BSA requires us to report currency transactions in excess of $10,000, including identification of the customer by name and social security number, to the IRS. This regulation also requires us to report certain suspicious activity, including any transaction that exceeds $2,000 that we know, suspect or have reason to believe involves funds derived from illegal activity or is designed to evade federal regulations or reporting requirements and to verify sources of such funds. Substantial penalties can be imposed against us if we fail to comply with this regulation. If we fail to comply with these laws and regulations, the imposition of a substantial penalty could have a material adverse effect on our business, financial condition and results of operations.

Our customers reside in over 120 countries and territories. However, we believe that we do not conduct regulated activities in all of these jurisdictions. Rather, we conduct regulated activity in only a limited number of jurisdictions and our wider customer base accesses our services online. We are subject to anti-money laundering regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and in any other jurisdiction where we are established and performing activities that would require that we apply anti-money laundering regulations. Where a customer resides in a jurisdiction outside of Europe in which we do not consider ourselves to be conducting a regulated activity, we follow the home state laws of the relevant Group regulated entities and our group policies which seek to apply the highest common standard regardless of the residency of that customer. We believe that these processes are of the requisite standard, although there can be no guarantee that they meet all the requirements of other jurisdictions. However, if we were to violate laws or regulations governing money transmitters or electronic fund transfers, either in Bermuda, the UK, Ireland, Switzerland, the United States, Canada or elsewhere, including as a result of any failure by our employees to apply correctly our KYC procedures, this could result in a requirement for future compliance, fines, other forms of liability and/or force us to change business practices or to cease operations altogether.

We are also subject to rules and regulations imposed by, amongst others, the European Union, HM Treasury and OFAC restricting the transfer of funds to certain specifically designated countries. While we believe that we have in place appropriate systems and procedures to ensure that transfers to merchants or customers in countries on watch lists are not executed, there can be no guarantee that such controls are, or will continue to be, effective and any sanctions imposed by any regulatory body on us for executing a transfer to a country on a watch list could have a material adverse effect on our results of operations, financial condition and future prospects.

Limitations imposed by the FCA and CBI on the right to own our securities may result in sanctions being imposed on our regulated subsidiaries and an acquirer of such securities in the event of noncompliance by such acquirer, and may reduce the value of our shares.

Several of the Company’s indirect subsidiaries are subject to regulatory supervision, including the requirement to obtain prior consent from the relevant regulator when a person holds, acquires or increases a qualifying holding in those entities. See “Information Related to Paysafe—Licensing and Regulation—Payments Regulation” and “Description of the Company’s Securities.” On the basis of these regulations, no person may hold or acquire, alone or together with others, a direct or indirect stake of 10% or more of our shares, 10% of the voting rights attached to our shares, or exercise, directly or indirectly, significant influence over any of the regulated subsidiaries (or increase an existing holding of 10% or more of our shares or the voting rights attached to our shares crossing a control threshold (20%, 30% or 50%)) without first obtaining the prior approval of the FCA and the CBI.

Noncompliance with those requirements constitutes a criminal offense that may lead to criminal prosecution, as well a violation of applicable laws governing the payment services and electronic money industry in the relevant jurisdictions, which may lead to injunctions, penalties and sanctions against the Company’s regulated subsidiaries as well as the person seeking to hold, acquire or increase the qualifying holding (including, but not limited to, substantial fines, public censure and prison sentences), may subject the relevant transactions to cancellation or forced sale, and may result in increased regulatory compliance requirements or other potential regulatory restrictions on our business (including in respect of matters such as corporate governance, restructurings, mergers and acquisitions, financings and distributions), enforced suspension of operations, cancellation of corporate resolutions made on the basis of such qualifying holding, restitution to customers, removal of board members, suspension of voting rights and variation, cancellation or withdrawal of licenses and authorizations. If any of this were to occur, it could damage our reputation, limit our growth and materially and adversely affect our business, financial condition and results of operations.

In addition, uncertainty and inconvenience created by those regulatory requirements may discourage potential investors from acquiring 10% or more of our shares, which may in turn reduce the value of the shares.

We may not be able to adequately protect or enforce our intellectual property rights, or third parties may allege that we are infringing their intellectual property rights.

Our success and ability to compete in various markets around the world depends, in part, upon our proprietary technology. We seek to protect our intellectual property rights by relying on applicable laws and regulations in the United States and internationally, as well as a variety of administrative procedures and contractual measures. We rely on copyright, trade secret and trademark laws to protect our technology, including the source code for proprietary software, and other proprietary information. We also rely on contractual restrictions to protect our proprietary rights when offering or procuring products and services, including confidentiality and invention assignment agreements entered into with our employees and contractors and confidentiality agreements with parties with whom we conduct business. We have not applied for any patents in respect of our electronic payment processing systems and cannot give assurances that any patent applications will be made by us in the future or that, if they are made, will be granted.

We may, over time, increase our investment in protecting our intellectual property through additional trademark, patent and other intellectual property filings, which could be expensive and time-consuming. We may not be able to obtain protection for our technology and even if we are successful in obtaining effective patent, trademark, trade secret and copyright protection, it is expensive to maintain these rights and the costs of defending our rights could be substantial. Moreover, our failure to develop and properly manage new intellectual property could hurt our market position and business opportunities.

Although we have generally taken measures to protect our intellectual property rights, there can be no assurance that we will be successful in protecting or enforcing our rights in every jurisdiction, or that contractual arrangements and other steps that we have taken to protect our intellectual property will prevent third parties from infringing or misappropriating our intellectual property or deter independent development of equivalent or superior intellectual property rights by others. If we are unable to prevent third parties from adopting, registering, or using trademarks and trade dress that infringe, dilute, or otherwise violate our trademark rights, the value of our brands could be diminished and our business could be adversely affected. Also, we may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. Our intellectual property rights may be infringed, misappropriated, or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Any failure to adequately protect or enforce our intellectual property rights, or the significant costs incurred in doing so, could diminish the value of our intangible assets and materially harm our business.

Similarly, our reliance on unpatented proprietary information and technology, such as trade secrets and confidential information, depends in part on agreements we have in place with employees and third parties that place restrictions on the use and disclosure of this intellectual property. These agreements may be insufficient or may be breached, in either case potentially resulting in the unauthorized use or disclosure of our trade secrets and other intellectual property, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Unauthorized parties may attempt to copy aspects of our intellectual property or obtain and use information that we regard as proprietary and, if successful, may potentially cause us to lose market share or otherwise harm our business and ability to compete. There can be no assurance that the intellectual property we own or license will provide competitive advantages or will not be challenged or circumvented by our competitors.

We are, from time to time, subject to litigation related to alleged infringement of other parties’ patents. As the number of products in the technology and payments industries increases and the functionality of these products further overlaps, and as we acquire technology through acquisitions or licenses, we may become increasingly subject to intellectual property infringement and other claims. These risks have been amplified by the increase in so-called non-practicing entities, third parties whose sole or primary business is to assert such claims. Even if we believe that any of these intellectual property related claims are without merit, litigation may be necessary to determine the validity and scope of the patent or other intellectual property rights of others. The ultimate outcome of any alleged infringement claim is often uncertain and, regardless of the outcome, any such claim, with or without merit, may be time-consuming, result in costly litigation, divert management’s time and attention from our business, and require us to, among other things, redesign or stop providing our products or services, pay substantial amounts to satisfy judgments or settle claims or lawsuits, pay substantial royalty or licensing fees, or satisfy indemnification obligations that we have with certain parties with whom we have commercial relationships. Alternatively, we may, from time to time, determine to incur the costs required to obtain a third party patent license so as to avoid the uncertainty, significant costs and potentially negative publicity associated with patent litigation. We may not be able to obtain licenses to relevant intellectual property on commercially reasonable terms or at all, and such inability could materially harm or restrict our business. Even if we were able to obtain such a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly harm our business.

Our use of open source software could compromise our ability to offer our products or services and subject us to possible litigation.

We use open source software in connection with our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. While the use of open source software may reduce development costs and speed up the development process, it may also present certain risks that may be greater than those associated with the use of third-party commercial software. For example, open source software is generally provided without any warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. Despite our efforts to monitor our use of open source software and compliance with applicable license terms, we cannot guarantee we comply with all terms of open source licenses applicable to us, and we could be required by the terms of applicable open source software licenses to publicly disclose all or part of the proprietary source code to our software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of some open source licenses are ambiguous, and third parties may claim that we have violated terms of open source licenses even if we believe we comply. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of the foregoing could be harmful to our business, financial condition and results of operations.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

We license certain intellectual property that is important to our business, including technologies, data and software from third parties, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property, technology, or data. Certain of our agreements may provide that intellectual property arising under these agreements, such as data valuable to our business, will be owned by the counterparty, in which case, we may not have adequate rights to use such data or may not have exclusivity with respect to the use of such data, which could result in third parties, including our competitors, being able to use such data to compete with us. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor could cause us to lose valuable rights, and could prevent us from selling our products and services, or inhibit our ability to commercialize future products and services. Our business could suffer if any current or future licenses expire or are terminated, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed intellectual property against infringing third parties, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms, or at all. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

Changes in tax law, changes in our effective tax rate or exposure to additional tax liabilities could affect our profitability and financial condition.

We carry out our business operations through entities in multiple foreign jurisdictions. As such, we are required to file corporate income tax returns that are subject to foreign tax laws. The foreign tax liabilities are determined, in part, by the amount of operating profit generated in these different taxing jurisdictions. Our effective tax rate, earnings and operating cash flows could be adversely affected by changes in the mix of operating profits generated in countries with higher statutory tax rates as well as by the positioning of our cash balances globally. If statutory tax rates or tax bases were to increase or if changes in tax laws, regulations or interpretations were made that impact us directly, our effective tax rate, earnings and operating cash flows could be adversely impacted.

Any such adverse changes in the applicability of tax to us could increase the levels of taxation payable by us which would have an adverse effect on our business, financial condition, results of operations and prospects. In addition to the possibility of a substantial tax burden being imposed on us, the risk that we may become subject to an increased level of taxation may result in us needing to change our corporate or operational structure, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, the tax authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements. For example, various levels of government and international organizations, such as the OECD and the EU, increasingly focus on future tax reform and any result from this development may create changes to long-standing tax principles, which could adversely affect our effective tax rate. Additionally, tax authorities at the international, federal, state, and local levels are currently reviewing the appropriate tax treatment of companies engaged in internet commerce and financial technology. These developing changes could affect our financial position and results of operations. In particular, due to the global nature of the internet, it is possible that tax authorities at the international, federal, state, and local levels may attempt to regulate our transactions or levy new or revised sales & use taxes, VAT, digital services taxes, income taxes, or other taxes relating to our activities in the internet commerce and financial technology space. New or revised taxes, in particular, sales & use taxes, VAT, and similar taxes, including digital service taxes, would likely increase the cost of doing business. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

Furthermore, any changes in other jurisdictions to the political and social perception of running a business out of a tax-friendly jurisdiction (such as Bermuda) or any action by HMRC or any other tax authority to investigate our tax arrangements could result in adverse publicity and reputational damage for us, which could have an adverse effect on our business, financial condition, results of operations and prospects. For example, in January 2019, HMRC introduced its Profit Diversion Compliance Facility (“PDCF”), the focus of which is to target, and subsequently bring into the charge to tax, transactions which are considered to result in a diversion of profits from the UK corporation tax net. We are engaged in submissions and correspondence with HMRC in connection with the PDFC, primarily relating to legacy transfer pricing policies. Transfer pricing is an inherently subjective area requiring significant management judgments. If HMRC or any other tax authority is successful in challenging our tax arrangements, we may be liable for additional tax and penalties and interest related thereto, which may have a significant impact on our business, financial condition, results of operations and prospects.

We may be affected by Sections 1471-74 of the Code (“FATCA”) and other cross border automatic exchange of information provisions.

In light of FATCA, certain non-U.S. financial institutions (“foreign financial institutions” or “FFIs”) are required to register with the U.S. Internal Revenue Service (“IRS”) to obtain a Global Intermediary Identification Number (“GIIN”) and comply with the terms of FATCA, including any applicable intergovernmental agreement (“IGA”) and any local laws implementing such agreement or FATCA. Based on our current operations and business activities, including our Digital Wallet business, we have registered certain of our subsidiaries, and may be required to register additional subsidiaries, as FFIs and will therefore be required to register with the IRS to obtain a GIIN, and required to comply with the terms of any applicable IGA. Failure to comply with FATCA (including as the same may be implemented under the terms of any applicable IGA) could subject certain payments of U.S. source fixed, determinable, annual, or periodical income made to us to 30% FATCA withholding tax. Further, our FFI subsidiaries would need to perform diligence on their existing and new customers, provided that their account balances reached certain thresholds, including obtaining self-certifications regarding the account holder’s citizenship or tax residence in the United States. They would then be required to report certain information about their U.S. accountholders to either the IRS or their local tax authorities (which will in turn provide such information to the IRS). This reporting requirement could potentially dissuade customers from doing business with us.

We are regularly subject to litigation, regulatory actions and government inquiries.

We may be and in some cases have been subject to claims, lawsuits (including class action lawsuits), government or regulatory investigations, subpoenas, inquiries or audits, and other adverse legal proceedings involving areas such as intellectual property, consumer protection, privacy, data protection, biometric data processing, gambling, labor and employment, immigration, competition, accessibility, securities, tax, marketing and communications practices, commercial disputes, anti-money laundering, anti-corruption, counter-terrorist financing, sanctions and other matters. See “Information Related to Paysafe—Legal Proceedings.” For example, Al’s Pals Pet Care, LLC, et al. filed a class action lawsuit in 2017 against Woodforest National Bank (“Woodforest”) and its former payment processing affiliate that we acquired in August 2017, Merchants’ Choice Payment Solutions (“MCPS”). The lawsuit alleged, in claims extending back to December 2013, that sales agents of MCPS were enrolling merchants without properly disclosing that those merchants were switching payment services providers. In addition, it was alleged that merchants were assessed unauthorized charges by MCPS. Woodforest and Paysafe Payment Processing Solutions, LLC (“Paysafe Payment”), as successor to MCPS, settled the lawsuit in January 2019 for a maximum of $15 million. The settlement was funded from an escrow account established in connection with our acquisition of MCPS. The number and significance of disputes and inquiries may increase as our business expands in scale, scope and geographic reach, and our products and services increase in scale and complexity. In addition, the laws, rules and regulations affecting our business, including those pertaining to internet and mobile commerce, data protection, payments services, and credit, are subject to evolving interpretation by the courts and governmental authorities, and the resulting uncertainty in the scope and application of these laws, rules, and regulations increases the risk that we will be subject to private claims and governmental actions alleging liability on our part. Further, our focus on specialized industry verticals exposes us to a higher risk of losses resulting from investigations, regulatory actions and litigation. See “—Risks Related to Paysafe’s Business and Industry—Our focus on specialized industry verticals can increase our risks relative to other companies in our industry.”

The scope, outcome, and impact of any claims, lawsuits, government investigations, disputes, and other legal proceedings to which we are subject cannot be predicted with certainty. Regardless of the outcome, such matters can have an adverse impact, which may be material, on our business, financial condition and results of operations because of legal costs, diversion of management resources, reputational damage, and other factors. Determining reserves for our pending litigation and regulatory proceedings is a complex, fact-intensive process that involves a high degree of discretionary judgment. Resolving one or more of such legal and regulatory proceedings or other matters could potentially require us to make substantial payments to satisfy judgments, fines, or penalties or to settle claims or proceedings, any of which could materially and adversely affect our business, financial condition and results of operations. These proceedings could also result in reputational harm, criminal sanctions, consent decrees, or orders that prevent us from offering certain products or services, cause us to withdraw from certain markets or terminate certain relationships, require us to change our business practices in costly ways, or develop non-infringing or otherwise altered products or technologies. Any of these consequences could materially and adversely affect our business, financial condition, results of operations and future prospects.

Risks Related to Paysafe’s Indebtedness

Our substantial leverage could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to engage in acquisitions, our ability to react to changes in the economy or our industry or our ability to pay our debts, and could divert our cash flow from operations to debt payments.

We are highly leveraged. As of September 30, 2020, the total principal amount of our debt was approximately $3.3 billion. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could increase. Specifically, our high level of debt could have important consequences, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

We are a holding company, and our consolidated assets are owned by, and our business is conducted through, our subsidiaries. Revenue from these subsidiaries is our primary source of funds for debt payments and operating expenses. Our credit agreements contain covenants that restrict our subsidiaries from making distributions, subject to certain baskets and exceptions, which may impair our ability to meet our debt service obligations or otherwise fund our operations. Moreover, there may be restrictions on payments by subsidiaries to their parent companies under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to shareholders only from profits. As a result, although a subsidiary of ours may have cash, we may not be able to obtain that cash to satisfy our obligation to service our outstanding debt or fund our operations.

Despite our current level of indebtedness, we may be able to incur substantially more debt and enter into other transactions which could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness in the future. Although certain of the agreements governing our existing indebtedness contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. To the extent new debt is added to our current debt levels, the substantial leverage risks described in the immediately preceding risk factor would increase. See “Description of Certain Indebtedness.”

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Interest rates may increase in the future. As a result, interest rates on our variable rate credit facilities could be higher or lower than current levels. As of September 30, 2020, the Company held $3.2 billion of outstanding debt at variable interest rates. We have entered into interest rate caps maturing on December 31, 2021 and interest rate swaps maturing on December 31, 2023 with combined notional amounts of $1.9 billion, which may mitigate the exposure to changes in interest rates. However, if interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even where the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

Further, our USD First Lien Term Loan, USD Second Lien Term Loan and First Lien Revolving Credit Facility (each, as defined in “Description of Certain Indebtedness”) bear interest at a rate that varies depending on the London Interbank Offered Rate (“LIBOR”). The FCA, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021 and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. Changes in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark rate may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, and changes in the rules or methodologies in LIBOR, which may discourage market participants from continuing to administer or to participate in LIBOR’s determination, and, in certain situations, could result in LIBOR no longer being determined and published. If a published U.S. dollar LIBOR rate is unavailable after 2021, the interest rates on our USD First Lien Term Loan and USD Second Lien Term Loan will be determined using various alternative methods, any of which may result in interest obligations that are more than or do not otherwise correlate over time with the payments that would have been made on such debt if U.S. dollar LIBOR was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of U.S. dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Any of these proposals or consequences could have a material adverse effect on our results of operations and financial condition.

Our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which could prevent us from capitalizing on business opportunities.

The agreements that govern our credit facilities impose significant operating and financial restrictions on us. These restrictions limit the ability of certain of our subsidiaries to, among other things:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	engage in mergers or consolidations or make fundamental changes;

•	sell assets;

•	pay dividends and distributions or repurchase share capital;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	enter into certain burdensome agreements;

•	make changes in the nature of their business; and

•	make prepayments of junior debt.

In addition, with respect to the First Lien Revolving Credit Facility (as defined in “Description of Certain Indebtedness”), certain of our subsidiaries are required to maintain a maximum consolidated first lien net leverage ratio not to exceed 9.00:1.00, tested at the end of each quarter in which the principal amount of the First Lien Revolving Credit Facility outstanding exceeds 40% of the total commitments under such facility at such time. Furthermore, the Paysafe Payment Credit Agreement (as defined in “Description of Certain Indebtedness”) requires Paysafe Payment to maintain, as of the last day of each four fiscal quarter period, (i) a minimum fixed charge coverage ratio, (ii) a maximum leverage ratio and (iii) a minimum liquidity amount. See “Description of Certain Indebtedness.”

As a result of these restrictions, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include similar or more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our other indebtedness or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.

Our business may be adversely impacted by changes in currency exchange rates.

As we operate across multiple jurisdictions and currencies, changes in currency exchange rates could lead to adverse impacts on our financial assets and liability, and in particular on our external debt and intercompany transactions. A deterioration in reported earnings as a result of currency exchange rate fluctuations could lead to a covenant breach and result in an event of default in our agreements relating to our outstanding indebtedness which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our results of operations and our financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flows would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

Upon a change of control, all of our outstanding debt under our credit facilities would become immediately due and payable.

Upon a change of control, as defined under our credit agreements, all of our outstanding debt under our credit facilities would be immediately due and payable. Among other events, the CVC Investors and the Blackstone Investors, collectively, ceasing to beneficially own directly or indirectly more than 30% of the issued and outstanding Company Common Shares would constitute a change of control under our credit agreements. In order to obtain sufficient funds to repay our debt if a change of control occurs, we expect that we would have to refinance our debt. We cannot assure you that we would be able to refinance our debt on reasonable terms, if at all. Our failure to repay all outstanding debt which becomes due and payable due to a change of control would trigger an event of default under the applicable credit agreement and may be an event of default under one or more of our other agreements. Moreover, such an event of default under one credit facility may cause the acceleration of our other debt under our other credit facilities. Our future debt also may contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control under our debt agreements. Such restrictions could discourage, delay or prevent a transaction involving a change in control of the Company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of the Company Common Shares.

Repayment of our debt is dependent on cash flow generated by our subsidiaries, which may be subject to limitations beyond our control.

Our subsidiaries own all of our assets and conduct all of our operations. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available by dividend, debt repayment or otherwise.

Unless they are obligors of our indebtedness, our subsidiaries do not have any obligation to pay amounts due on such indebtedness or to make funds available to the notes issuers for that purpose. Our non-guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each non-guarantor subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our non-guarantor subsidiaries. While limitations on our subsidiaries restrict their ability to pay dividends or make other intercompany payments, these limitations are subject to certain qualifications and exceptions.

In the event that we are unable to receive distributions from our subsidiaries or make other intercompany payments, we may be unable to make required principal and interest payments on our indebtedness.

Our inability to generate sufficient cash flow could affect our ability to execute our strategic plans.

Organic growth opportunities are an important element of our strategy. See “Information Related to Paysafe—Our Growth Strategies.” We may not generate sufficient cash flow to finance such growth plans. Consequently, the execution of our growth strategy may require access to external sources of capital, which may not be available to us on acceptable terms, or at all. Limitations on our access to capital, including on our ability to issue additional debt or equity, could result from events or causes beyond our control, and could include decreases in our creditworthiness or profitability, significant increases in interest rates, increases in the risk premium generally required by investors, decreases in the availability of credit or the tightening of terms required by lenders. Any limitations on our ability to secure external capital, continue our existing finance arrangements or refinance existing financing obligations could limit our liquidity, financial flexibility or cash flow and affect our ability to execute our strategic plans, which could have a material adverse effect on our business, results of operations and financial condition.

Our consolidated financial statements include significant intangible assets which could be impaired.

We carry significant intangible assets on our statement of financial position. As of September 30, 2020, we had $1.6 billion of intangible assets, including $114.5 million in brands, and $3.5 billion in goodwill.

Pursuant to current accounting rules, we are required to assess goodwill for impairment at least annually or more frequently if impairment indicators are present. Impairment indicators include, but are not limited to, significant underperformance relative to historical or projected future operating results, a significant decline in share price or market capitalization and negative industry or economic trends. If such events were to occur, the carrying amount of our goodwill may no longer be recoverable and we may be required to record an impairment charge. The COVID-19 pandemic and its impact on our business was an impairment indicator that we assessed. See “—Risks Related to COVID-19—The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition.” Due to the impairment indicators triggered by the COVID-19 pandemic that began in March 2020 and the effect of the resulting uncertainty on future performance, we performed an assessment of goodwill and intangible assets at March 31, 2020. We also assessed our intangible assets for impairment for the most recent reporting date as of September 30, 2020. Should the impact of the COVID-19 pandemic on our revenue be more severe or of longer duration than assumed in the downside sensitivity, the goodwill balance may be at risk of impairment. Other intangible assets, such as trademarks and customer relationships, are amortized across their useful economic lives. However, if impairment indicators are present, we are required to test such intangible assets for impairment.

Risks Related to FTAC, the Business Combination and Paysafe Following the Business Combination

Risks Related to FTAC and the Business Combination

FTAC has no operating history and its results of operations and those of the post-combination company may differ significantly from the unaudited pro forma financial data included in this proxy statement/prospectus.

FTAC is a development stage blank check company, and as it has no operating history or results.

This proxy statement/prospectus includes unaudited pro forma condensed combined financial statements for the post-combination company. The summary unaudited pro forma condensed combined balance sheet as of September 30, 2020 combines the unaudited condensed consolidated statement of financial position of Accounting Predecessor as of September 30, 2020 and the unaudited balance sheet of FTAC as of September 30, 2020 on a pro forma basis as if the Business Combination had been consummated on September 30, 2020. The summary unaudited pro forma condensed combined statements of comprehensive loss for the nine months ended September 30, 2020 and the year ended December 31, 2019 combine the unaudited condensed consolidated statement of comprehensive loss of the Accounting Predecessor for the nine months ended September 30, 2020, the audited consolidated statement of comprehensive loss of the Accounting Predecessor for the year ended December 31, 2019 and FTAC unaudited condensed statement of operations for the period from July 15, 2020 (inception) through September 30, 2020 on a pro forma basis as if the Business Combination had been consummated on January 1, 2019, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the Paysafe Unaudited 2020 Interim Condensed Consolidated Financial Statements and related notes, the Paysafe Audited 2019 Consolidated Financial Statements and related notes and the historical financial statements of FTAC and related notes included in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the combined Company’s financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of the Company following the consummation of the Business Combination. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The Sponsor Persons and Cannae have agreed to vote in favor of the Initial Business Combination, regardless of how the Public Stockholders vote.

In connection with the Business Combination, the Sponsor Persons and Cannae, have each agreed to vote their shares of FTAC Common Stock in favor of the Business Combination. Currently, the Sponsor Persons and Cannae collectively own approximately 20% of the outstanding shares of FTAC Common Stock. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if the Sponsor Persons and Cannae agreed to vote their shares of FTAC Common Stock in accordance with the majority of the votes cast by FTAC’s Public Stockholders.

FTAC may not be able to complete the Business Combination or any other business combination within the prescribed time frame, in which case FTAC would cease all operations, except for the purpose of winding up and FTAC would redeem FTAC’s Public Shares and liquidate.

If FTAC does not complete an Initial Business Combination by August 21, 2022, it must cease operation and redeem 100% of the outstanding shares of FTAC Class A common Stock. FTAC may not be able to consummate the Business Combination or any other business combination by such date. If FTAC has not completed any Initial Business Combination by such date, it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding Public Shares, which redemption will completely extinguish the Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of FTAC’s remaining stockholders and board of directors, dissolve and liquidate, subject in each case to FTAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Founder, certain members of the FTAC Board and certain FTAC officers have interests in the Business Combination that are different from or are in addition to those of other stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

In considering the recommendation of the FTAC Board to vote in favor of approval of the Business Combination Proposal and the other proposals, stockholders should keep in mind that the Founder and the Insiders have interests in such proposals that are different from, or in addition to, those of FTAC Stockholders generally. In particular:

•

The fact that if the Transactions or another business combination are not consummated by August 21, 2022, FTAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and the FTAC Board, dissolving and liquidating. In such event, the 36,675,836 initial shares held by the Founder would be worthless because the holders thereof are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of approximately $             based upon the closing price of $             per share on the NYSE on                 , 2021, the record date for the Special Meeting.

•

The fact that the Founder purchased an aggregate of 20,893,780 Private Placement Warrants from FTAC for an aggregate purchase price of $31,340,669 (or $1.50 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of the FTAC IPO. A portion of the proceeds FTAC received from these purchases were placed in the Trust Account. Such warrants had an aggregate market value of approximately $             based upon the closing price of $             per share on the NYSE on                 , 2021, the record date for the Special Meeting. The Private Placement Warrants will become worthless if FTAC does not consummate a business combination by August 21, 2022.

•

The fact that                 ,                 ,                  and                  will become directors of the Company after the closing of the Transactions. As such, in the future each will receive any cash fees, stock options or stock awards that the Company Board determines to pay to its executive and non-executive directors.

•

The fact that FTAC has entered into (i) Subscription Agreements with the FNF Subscribers and Cannae LLC for $500,000,000 (in the aggregate) and $350,000,000, respectively; and (ii) the Forward Purchase with Cannae Holdings for $150,000,000. In connection with such subscriptions, the FNF Subscribers and Cannae Holdings will each receive a placement fee of 1.6% of the purchase price each such PIPE Investor will pay to the Company at closing (equal to $8,000,000 (in the aggregate) with respect to the FNF Subscribers and $5,600,000 with respect to Cannae Holdings), in each case, for the issuance of Company Common Shares pursuant to the Subscription Agreement upon the consummation of the Business Combination. Such fees match the placement fees (on a percentage basis) to be received by the placement agents with respect to the PIPE Investment by the other PIPE Investors and the placement agents will receive no placement fees with respect to the PIPE Investment by the FNF Subscribers or Cannae LLC. Each of the directors of FTAC also serves as a director of Cannae Holdings and each of the officers of FTAC are also officers of Cannae Holdings. Mr. Foley also serves on the board of directors of Fidelity National Financial, Inc. and Ms. Meinhardt and Mr. Gravelle are also officers of Fidelity National Financial, Inc. Upon the consummation of the Business Combination, the Founder will hold approximately 4.0%, the FNF Subscribers will hold approximately 7.0% and Cannae will hold approximately 7.0% of the Company Common Shares (in each case, assuming no redemptions).

•

The fact that if FTAC is unable to complete a business combination within the completion window, its executive officers will be personally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by FTAC for services rendered or contracted for or products sold to FTAC. If FTAC consummates a business combination, on the other hand, the Company will be liable for all such claims.

•	The fact that FTAC’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on FTAC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if FTAC fails to consummate a business combination within the completion window, they will not have any claim against the trust account for reimbursement. Accordingly, FTAC may not be able to reimburse these expenses if the Transactions or another business combination, are not completed within the completion window.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Legal proceedings in connection with the business combination, the outcomes of which are uncertain, could delay or prevent the completion of the business combination.

In connection with business combination transactions similar to the Transaction, it is not uncommon for lawsuits to be filed against the Company, FTAC and/or their respective directors and officers alleging, among other things, that the proxy statement/prospectus contains false and misleading statements and/or omits material information concerning the Transactions. Although no such lawsuits have yet been filed in connection with the Transaction, it is possible that such actions may arise and, if such actions do arise, they generally seek, among other things, injunctive relief and an award of attorneys’ fees and expenses. Defending such lawsuits could require the Company and/or FTAC to incur significant costs and draw the attention of the Company and FTAC’s management teams away from the Transactions. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Transactions are consummated may adversely affect the combined company’s business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Business Combination from becoming effective within the agreed upon timeframe.

The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.

The consummation of the Transactions is subject to customary closing conditions for transactions involving special purpose acquisition companies, including, among others:

•	approval of the FTAC Stockholder Matters by FTAC’s stockholders,

•	the expiration or termination of the waiting period under the HSR Act,

•	receipt of other required regulatory approvals,

•	no order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions being in force,

•	FTAC having at least $5,000,001 of net tangible assets as of the closing of the Transactions,

•	the Form F-4 having become effective,

•	the Company Common Shares having been approved for listing on the NYSE, and

•	customary bring down conditions.

Additionally, the obligations of PGHL and the Company to consummate the Transactions are also conditioned upon, among others, (A) the amount of Available Closing Cash being at least $3,400,000,000 as of the closing of the Transactions, (B) the audited and interim financial statements of the Accounting Predecessor being available for issuance and (C) each of the covenants of the parties to the Sponsor Agreement (as defined below) having been performed as of or prior to the closing of the Transactions in all material respects, and none of such parties having threatened (orally or in writing) that the Sponsor Agreement is not valid, binding and in full force and effect, that the Company is in breach of or default under the Sponsor Agreement or to terminate the Sponsor Agreement.

See “Proposal No. 1—The Business Combination Proposal—The Merger Agreement—Conditions to Closing of the Transaction” for additional information.

The grant and future exercise of registration rights may adversely affect the market price of Company Common Shares upon consummation of the Business Combination.

Pursuant to the Registration Rights Agreement to be entered into in connection with the Business Combination and which is described elsewhere in this proxy statement/prospectus, the Company, Pi Topco, PGHL, the Founder, Cannae LLC and certain other parties signatory thereto can each demand that the Company register their registrable securities under certain circumstances and will each also have piggyback registration rights for these securities in connection with certain registrations of securities that the Company undertakes. In addition, following the consummation of the Business Combination, the Company is required to file and maintain an effective registration statement under the Securities Act covering such securities and certain other securities of the Company. The registration of these securities will permit the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of the Company Common Shares post-Business Combination.

FTAC Stockholders may be held liable for claims by third parties against FTAC to the extent of distributions received by them upon redemption of their shares in a liquidation.

If the Business Combination is not completed, then under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of FTAC’s Trust Account distributed to FTAC’s Public Stockholders upon the redemption of FTAC’s Public Shares in the event FTAC does not complete an Initial Business Combination by August 21, 2022 may be considered a liquidation distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Because FTAC may not be complying with Section 280, Section 281(b) of the DGCL requires FTAC to adopt a plan, based on facts known to FTAC at such time that will provide for FTAC’s payment of all existing and pending claims or claims that may be potentially brought against FTAC within the ten (10) years following FTAC’s dissolution. However, because FTAC is a blank check company, rather than an operating company, and FTAC’s operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from FTAC’s vendors (such as lawyers, investment bankers and auditors) or prospective target businesses. If FTAC’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. FTAC cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, FTAC’s Public Stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of FTAC’s Public Stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of our Trust Account distributed to FTAC’s Public Stockholders upon the redemption of August 21, 2022 is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution.

FTAC did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination.

The FTAC Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Transactions. The officers and directors of FTAC, including Mr. Foley, have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of FTAC’s financial and other advisors, as well as having consulted with a leading consulting firm regarding the market opportunity, competitive landscape, growth plans and regulatory structure of PGHL, enabled them to perform the necessary analyses and make determinations regarding the Transactions. Accordingly, investors will be relying solely on the judgment of the FTAC Board in valuing PGHL’s business, and assuming the risk that the FTAC Board may not have properly valued such business. The lack of a third-party valuation or fairness opinion may also lead an increased number of stockholders to vote against the proposed business combination or demand redemption of their shares for cash, which could potentially impact FTAC’s ability to consummate the Business Combination.

FTAC Public Warrants will be exchanged to the Company Warrants and become exercisable for the Company Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to FTAC Stockholders.

FTAC issued 130,000,000 Units which consist of one share of Class A Common Stock and one-third of one redeemable Public Warrant as part of the IPO. Upon the consummation of the Business Combination, the FTAC Public Warrants will be exchanged to the Company Warrants. To the extent such the Company Warrants are exercised, additional shares of the Company Common Stock will be issued, which will result in dilution to then existing holders of the Company Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of the Company shares in the public market could also adversely affect the market price of the Company Common Stock post-Business Combination.

FTAC Public Stockholders may experience dilution as a consequence of, among other transactions, the issuance of Company Common Shares as consideration in the Business Combination, the Forward Purchase and the PIPE Investment. Having a minority share position may reduce the influence that FTAC’s Public Stockholders have on the management of the Company.

It is anticipated that, assuming the No Redemption Scenario, the concentration of ownership by the Company immediately following the consummation of the Business Combination will be as follows:

Ownership Percentage
FTAC Public Stockholders (excluding Cannae)	20.4%
PIPE Investors (excluding Cannae)	22.9%
Cannae (excluding amounts included in Founder)	7.0%
Founder (and its affiliates, including Cannae)	4.0%
PGHL	45.7%

If the actual facts are different than these assumptions (which they are likely to be), the ownership percentages set forth above will change and be different, including the percentage ownership retained by FTAC’s existing stockholders in the Company.

The exercise of FTAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in FTAC’s stockholders’ best interest.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Merger Agreement, would require FTAC to agree to amend the Merger Agreement, to consent to certain actions taken by PGHL or to waive rights that FTAC is entitled to under the Merger Agreement. Such events have arisen and could continue to arise because of changes in the course of PGHL’s business, a request by PGHL to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on PGHL’s business and would entitle FTAC to terminate the Merger Agreement. In any of such circumstances, FTAC may grant its consent or waive those rights in accordance with the Merger Agreement. FTAC has given its consent, upon request by PGHL, to certain actions otherwise prohibited by the terms of the Merger Agreement, largely related to measures it has implemented in response to the COVID-19 pandemic. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what they may believe is best for FTAC and what they may believe is best for themselves in determining whether or not to take the requested action.

Sale of a substantial number of Company Common Shares in the public market following the business combination could adversely affect the market price of the Company.

The market price of the Company’s Common Shares could decline as a result of substantial sales of Company Common Shares, particularly by our significant stockholders, a large number of Company Common Shares becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. After the business combination, it is anticipated that we will have approximately 719.5 million Company Common Shares outstanding (assuming that no shares of FTAC’s Class A common stock are elected to be redeemed by FTAC Stockholders).

The Company Common Shares held by the Sponsor Persons will be subject to a lock-up restriction on the transfer of such shares for a period beginning on the Closing until the earlier of (a) 270 days thereafter, or (b) if the VWAP of the Company Common Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a period of 30 consecutive trading days, 150 days thereafter.

Furthermore, pursuant to the Shareholders Agreement and subject to certain exceptions as set forth therein, the Company Common Shares held by the CVC Investors and the Blackstone Investors will be subject to a lock-up restriction on the transfer of such shares for a period beginning on the Closing Date until the earlier of (i) 180 days thereafter or (ii) if the VWAP of the Company Common Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a period of 30 consecutive trading days, 60 days thereafter. After the applicable lock-up period expires, the Company Common Shares held by the Sponsor Persons, the CVC Investors and the Blackstone Investors will become eligible for future sale in the public market. Sale of a significant number of the Company Common Shares in the public market, or the perception that such sales could occur, could reduce the market price of the Company Common Shares

The Sponsor Persons, the CVC Investors, the Blackstone Investors and the PIPE Investors will beneficially own a significant equity interest in the Company and may take actions that conflict with your interests.

The interests of the Sponsor Persons, the CVC Investors, the Blackstone Investors and the PIPE Investors may not align with the interests of the Company and its other shareholders. The Sponsor Persons, the CVC Investors, the Blackstone Investors and the PIPE Investors are each in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with the Company. The Sponsor Persons, the CVC Investors, the Blackstone Investors and the PIPE Investors, and their respective affiliates, may also pursue acquisition opportunities that may be complementary to the Company’s business and, as a result, those acquisition opportunities may not be available to the Company. The Company Bye-laws and Shareholders Agreement will provide that none of its Principal Shareholders or any director who is not employed by the Company (including any non-employee director who serves as one of its officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which the Company operates. In addition, the Principal Shareholders may have an interest in the Company pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to the Company and its shareholders.

If FTAC’s Public Stockholders fail to properly demand redemptions rights, they will not be entitled to redeem their Public Shares for a pro rata portion of the Trust Account.

FTAC’s Public Stockholders holding Public Shares may demand that FTAC redeems their Public Shares for a pro rata portion of the Trust Account, calculated as of two (2) business days prior to the anticipated consummation of the Business Combination. FTAC Public Stockholders who seek to exercise this redemption right must deliver their Public Shares (either physically or electronically) to FTAC’s transfer agent at least two (2) business days prior to the vote at the Special Meeting. Any Public Stockholder who fails to properly demand redemption rights will not be entitled to redeem his, her, or its shares for a pro rata portion of the Trust Account. See the section of this proxy statement/prospectus titled “Special Meeting of FTAC Stockholders—Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares to cash.

The ability of Public Stockholders to exercise redemption rights with respect to a large number of FTAC’s Public Shares could increase the probability that the Business Combination would be unsuccessful and that Public Stockholders would have to wait for liquidation to redeem their Public Shares.

At the time FTAC entered into the Merger Agreement and related Transaction Agreements for the Business Combination, it did not know how many Public Stockholders will exercise their redemption rights, and therefore it structured the Business Combination based on its expectations as to the number of Public Shares that will be submitted for redemption. If a larger number of Public Shares are submitted for redemption than it initially expected, this could lead to a failure to consummate the Business Combination, a failure to maintain the listing of its securities on NYSE or another national securities exchange, or a lack of liquidity, which could impair FTAC’s ability to fund its operations and adversely affect its business, financial condition and results of operations.

Even if FTAC consummates the Business Combination, there is no guarantee that the public warrants will ever be in the money, and they may expire worthless.

The exercise price for FTAC public warrants is $11.50 per share of FTAC Class A Common Stock. There is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

If FTAC is unable to complete an initial business combination, FTAC’s warrants may expire worthless.

It FTAC is unable to complete an initial business combination, FTAC’s warrants may expire worthless.

If FTAC’s due diligence investigation of PGHL’s business was inadequate, then stockholders of the Company following the business combination could lose some or all of their investment.

Even though FTAC conducted a due diligence investigation of PGHL’s business, FTAC cannot be sure that this diligence uncovered all material issues that may be present inside PGHL’s business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of PGHL’s business and outside of its control will not later arise.

Public stockholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 15% of the public shares.

A Public Stockholder, together with any affiliate of his or any other person with whom he is acting in Concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares. Accordingly, if you hold more than 15% of the public shares and the Business Combination Proposal is approved, you will not be able to seek redemption rights with respect to the full amount of your Public Shares and may be forced to hold the Public Shares in excess of 15% or sell them in the open market.

FTAC cannot assure you that the value of such excess Public Shares will appreciate over time following the Business Combination or that the market price of the Company Common Stock will exceed the per-share redemption price.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to redeem or sell your Public Shares or Warrants, potentially at a loss.

Public Stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) two business days prior to FTAC’s completion of the Business Combination, and then only in connection with those shares of FTAC Common Stock that such stockholder properly elected to redeem, subject to the limitations described herein, and (ii) the redemption of FTAC’s Public Shares if FTAC is unable to complete a business combination by August 21, 2022, subject to applicable law and as further described herein. In addition, if FTAC plans to redeem its Public Shares because FTAC is unable to complete a business combination by August 21, 2022, for any reason, compliance with Delaware law may require that FTAC submit a plan of dissolution to FTAC’s then-existing stockholders for approval prior to the distribution of the proceeds held in FTAC’s Trust Account. In that case, Public Stockholders may be forced to wait beyond August 21, 2022, before they receive funds from the Trust Account. In no other circumstances will Public Stockholders have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or Warrants, potentially at a loss.

FTAC is relying on the availability of the funds from the Forward Purchase Agreement and the PIPE Investment to be used as part of the consideration in the Business Combination. If the Forward Purchase or the PIPE Investments fail to close, FTAC may lack sufficient funds to complete the Business Combination.

The funds from the Forward Purchase Agreement and the PIPE Investment will be used as part of the consideration in the Business Combination, expenses in connection with the Business Combination or for working capital in the Company. The obligations under the Forward Purchase Agreement and the PIPE Investment do not depend on whether any Public Stockholders elect to redeem their Public Shares and provide FTAC with a minimum funding level for the Business Combination. However, if the Forward Purchase Agreement or the PIPE Investment do not close, FTAC may lack sufficient funds to complete the Business Combination.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the FTAC Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

The Adjournment Proposal seeks approval to adjourn the Special Meeting to a later date or dates if, at the Special Meeting, based upon the tabulated votes, there are insufficient votes to approve the consummation of the Business Combination. If the Adjournment Proposal is not approved, the FTAC Board will not have the ability to adjourn the Special Meeting to a later date and, therefore, will not have more time to solicit votes to approve the consummation of the Business Combination. In such event, the Business Combination would not be completed.

Risks Related to the U.S. Federal Income Tax Treatment of the Business Combination and Paysafe

The IRS may not agree that Paysafe (i) should be treated as a non-U.S. corporation for U.S. federal income tax purposes and (ii) should not be treated as a “surrogate foreign corporation” for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, Paysafe, which is not created or organized in the United States or under the law of the United States or of any State but is instead a Bermuda incorporated entity, would generally be classified as a non-U.S. corporation. Section 7874 of the Code and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that Paysafe is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, Paysafe would be liable for U.S. federal income tax on its income just like any other U.S. corporation and certain distributions made by Paysafe to non-U.S. holders of Paysafe’s securities would be subject to U.S. withholding tax. In addition, even if Paysafe is not treated as a U.S. corporation, it may be subject to unfavorable treatment as a “surrogate foreign corporation” in the event that ownership attributable to former FTAC Stockholders exceeds a threshold amount. If it were determined that Paysafe is treated as a surrogate foreign corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, dividends by Paysafe would not qualify for “qualified dividend income” treatment, and U.S. affiliates of Paysafe after the completion of the Business Combination could be subject to increased taxation under the inversion gain rules and Section 59A of the Code.

As more fully described in “Proposal No. 1—The Business Combination Proposal—Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Tax Treatment of Paysafe,” Paysafe believes it should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or otherwise be subject to unfavorable treatment as a surrogate foreign corporation under Section 7874 of the Code. However, whether the requirements for such treatment have been satisfied must be finally determined after the completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances. No IRS ruling has been requested or will be obtained in connection with the Business Combination. Furthermore, the interpretation of Treasury regulations relating to the required ownership of Paysafe is subject to uncertainty and there is limited guidance regarding their application. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

The IRS may not agree with the position that Section 367(a) of the Code should not cause Paysafe not to be treated as a corporation for purposes of non-recognition of gain under Section 351(a) of the Code with respect to the surrender by FTAC Stockholders of FTAC Common Stock and the acquisition of Company Common Shares in exchange therefor resulting from the Merger taken together with related transactions.

The parties expect that the surrender by FTAC Stockholders of FTAC Common Stock and the acquisition of Company Common Shares by FTAC Stockholders solely in exchange therefor resulting from the Merger, taken together with the related transactions, should qualify as a transfer of property to a corporation in exchange for stock qualifying for non-recognition of gain or loss under Section 351(a) of the Code (subject to gain recognition in respect of the Company Warrants). In addition, the parties expect that Section 367(a) of the Code should not cause Paysafe to not be treated as a corporation for purposes of non-recognition of gain under Section 351(a) of the Code. If the IRS successfully determines that the transfer is not a transaction described in Section 351(a) of the Code, or that the transfer is a transaction described in Section 351(a) of the Code, but that Section 367(a) of the Code applies to the transfer, then a U.S. holder would generally recognize gain, if any, in an amount equal to the excess of (i) the fair market value of the Company Common Shares (and, if such U.S. holder is also surrendering Public Warrants, Company Warrants) received over (ii) such U.S. holder’s adjusted tax basis in such FTAC Common Stock (and Public Warrant, if any). Any such gain would be capital gain and generally would be long-term capital gain if the U.S. holder’s holding period for the FTAC Common Stock (and Public Warrant, if any) exceeded one year at the time of the Merger.

U.S. holders of FTAC Common Stock should consult their tax advisors regarding the qualification of the Merger, taken together with the related transactions, as a transfer described in Section 351 of the Code. In addition, U.S. holders are cautioned that the potential application of Section 367(a) of the Code to the Merger and related transactions is complex and depends on factors that cannot be determined until the closing of the Merger. There can be no assurance that the IRS will not take a position contrary to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation. Accordingly, U.S. holders should consult with their tax advisor regarding the potential application of Section 367(a) of the Code in their particular situation. For additional discussion of material federal U.S. federal income tax considerations of the Merger, please see “Proposal No. 1—The Business Combination Proposal—Material Tax Consideration—Material U.S. Federal Income Tax Considerations.”

If a United States person is treated as owning at least 10% of Company Common Shares, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Company Common Shares, such person may be treated as a “United States shareholder” with respect to each of Paysafe and its direct and indirect subsidiaries (the “Paysafe Group”) that is a “controlled foreign corporation.” If the Paysafe Group includes one or more U.S. subsidiaries, under recently enacted rules, certain of Paysafe’s non-U.S. subsidiaries could be treated as controlled foreign corporations regardless of whether Paysafe is treated as a controlled foreign corporation (although there is currently a pending legislative proposal to significantly limit the application of these rules). Immediately following the Business Combination, the Paysafe Group will include a U.S. subsidiary.

A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income” and (in computing its “global intangible low-taxed income”) “tested income” and a pro rata share of the amount of U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Paysafe cannot provide any assurances that it will assist holders in determining whether any of its non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations. United States persons should consult with their tax advisor regarding the potential application of these rules.

If Paysafe were a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. holders of Company Common Shares could be subject to adverse United States federal income tax consequences.

If Paysafe is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder (as defined in “Proposal No. 1—The Business Combination Proposal—Material Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Holders”) holds Company Common Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. Paysafe does not believe that it was a PFIC for its prior taxable year and does not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that Paysafe will not be treated as a PFIC for any taxable year.

If Paysafe were treated as a PFIC, a U.S. holder of Company Common Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. See “Proposal No. 1—The Business Combination Proposal—Material Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules.” U.S. holders of Company Common Shares should consult with their tax advisor regarding the potential application of these rules.

Risks Related to Paysafe’s Business, Operations and Corporate Structure Following the Business Combination

Paysafe will rely on its operating subsidiaries to provide it with funds necessary to meet Paysafe’s financial obligations and Paysafe’s ability to pay dividends may be constrained.

Paysafe operates through a holding structure. Paysafe is a holding company with no material, direct business operations. Paysafe’s only assets are its direct and indirect equity interests in its operating subsidiaries. As a result, Paysafe is dependent on loans, dividends and other payments from these subsidiaries to generate the funds necessary to meet its financial obligations, including the payment of dividends. The ability of Paysafe’s subsidiaries to make such distributions and other payments depends on their earnings and may be subject to contractual or statutory limitations, such as limitations imposed by Paysafe’s financing facilities to which Paysafe’s subsidiaries are borrowers or guarantors or the legal requirement of having distributable profits or distributable reserves. See “Stock Market and Dividend Information—Dividend Policy.” As an equity investor in Paysafe’s subsidiaries, Paysafe’s right to receive assets upon a subsidiary’s liquidation or reorganization will be structurally subordinated to the claims of such subsidiary’s creditors. To the extent that Paysafe is recognized as a creditor of a subsidiary, its claims may still be subordinated to any security interest in or other lien on such subsidiary’s assets and to any of its debt or other obligations that are senior to Paysafe’s claims.

The actual payment of future dividends on the Company Common Shares and the amounts thereof depend on a number of factors, including, inter alia, the amount of distributable profits and reserves, including capital contribution reserves (which can be reduced by losses in a current year or carried forward from previous years), Paysafe’s capital expenditure and investment plans, revenue, profits, financial condition, Paysafe’s level of profitability, leverage ratio (as such term is defined under our credit agreements), applicable restrictions on the payment of dividends under applicable laws, compliance with credit covenants, general economic and market conditions, future prospects and such other factors as the Paysafe board of directors may deem relevant from time to time. There can be no assurance that the abovementioned factors will facilitate or allow adherence to Paysafe’s dividend policy. Paysafe’s ability to pay dividends may be impaired if any of the risks described in this section “Risk Factors” were to occur. As a result, Paysafe’s ability to pay dividends in the future may be limited and Paysafe’s dividend policy may change. Paysafe’s board of directors will revisit Paysafe’s dividend policy from time to time.

Following the Business Combination, our Principal Shareholders will control us and their interests may conflict with ours or yours in the future.

Immediately following the consummation of the Business Combination, assuming that no shares of FTAC Class A Common Stock are elected to be redeemed by FTAC Stockholders, and without giving effect to any Company Common Shares or underlying warrants, our Principal Shareholders will beneficially own approximately 56.7% of our Company Common Shares. Moreover, under the Company Bye-laws and the Shareholders Agreement with our Principal Shareholders that will be in effect by the completion of the Business Combination, for so long as our Principal Shareholders retain significant ownership of us, we will agree to nominate to our board individuals designated by such shareholders. Even when our Principal Shareholders cease to own common shares representing a majority of the total voting power of our issued and outstanding shares carrying the right to vote at general meetings at the relevant time, for so long as each such shareholder continues to own a significant percentage of our Company Common Shares, such shareholder will still be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, our Principal Shareholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Principal Shareholders continue to own a significant percentage of our Company Common Shares, such shareholder will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your Company Common Shares as part of a sale of our company and ultimately might affect the market price of our Company Common Shares.

Paysafe has identified material weaknesses in its internal controls over financial reporting and if our remediation of such material weaknesses is not effective, or if we are unable to develop and maintain effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements or comply with applicable laws and regulations, which could have a material adverse effect on our business.

Management has identified the following material weaknesses, affecting each of the five components of the Internal Control—Integrated Framework (2013) by the Committee of Sponsoring Organization of the Treadway Commission (“COSO 2013”), which have caused management to conclude that as of December 31, 2019 we did not maintain an effective control framework:

•	Inadequate controls over the completeness and accuracy of revenue data in Integrated Processing

•	Inadequate review in Integrated Processing of certain cash and working capital account reconciliations

•	Inadequate controls over key accounting judgement areas including capitalized development costs, intangible asset impairment valuation models and purchase price allocations

•

Insufficient management review of assumptions and the completeness and accuracy of inputs associated with key business process management review controls across substantially all financial statement account balances and disclosures

•	Ineffective information technology controls, including lack of segregation of duties and privileged access, and ineffective controls over completeness and accuracy of information used in controls

We have concluded that these material weaknesses arose because, as a private company, we did not have the necessary business processes, systems, personnel and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.

To address the material weakness related to our ineffective control framework as of December 31, 2019, we hired employees with extensive experience related to internal control over financial reporting. These employees have identified and assessed relevant risks of material misstatement. We have also designed and implemented new processes and controls in each of the areas impacted by the material weaknesses. We intend to continue to take steps to remediate the material weaknesses described above through hiring additional qualified accounting and financial reporting personnel, providing additional training, and further evolving our accounting processes and systems. While we have made good progress on remediation, we will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time.

Furthermore, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement may prevent us from detecting errors on a timely basis, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud.

Beginning with our second annual report filed with the SEC, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under our financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our Company Common Shares.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of the common shares.

We were founded in the UK in 1996 and were previously listed on the London Stock Exchange. At the time of the consummation of the Business Combination, the majority of our outstanding voting securities will be directly and indirectly owned of record by non-U.S. residents. In addition, U.S. residents do not comprise a majority of our executive officers or directors, and most of our assets are located, and our business is principally administered, outside of the United States. As a result, upon consummation of the Business Combination, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2021.

As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company. Additionally, certain accommodations in the NYSE corporate governance standards allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards. The Company Bye-laws do not require shareholder approval for the issuance of authorized but unissued shares, including (i) in connection with the acquisition of stock or assets of another company; (ii) when it would result in a change of control; (iii) when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants; or (iv) in connection with certain private placements. To this extent, our practice varies from the requirements of the corporate governance standards of NYSE, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. While we do not currently intend to rely on any other home country accommodations, for so long as we qualify as a foreign private issuer, we may take advantage of them.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

For so long as we qualify as a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2021 (the last business day of our most recently completed second fiscal quarter that follows the consummation of the Business Combination), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Paysafe may not meet the NYSE’s initial listing criteria, and even if it does, the NYSE may not continue to list Paysafe’s securities on its exchange, which could limit the ability of investors in Paysafe to make transactions in Paysafe’s securities and subject Paysafe to additional trading restrictions.

Paysafe intends to apply to have its securities listed on the NYSE upon the consummation of the Business Combination, and it is a condition to the Closing that such listing be approved. Paysafe will be required to meet the NYSE’s initial listing requirements to be listed. Among the conditions requested by the NYSE are requirements of an expected at least $4.00 per share trading price and a minimum “public float” (based on all outstanding Company Common Shares except shares held by directors, executive officers and shareholders owning 10% or more of the outstanding shares) of at least $100.0 million.

If Company Common Shares are listed on the NYSE upon completion of the Business Combination and Paysafe fails to continue to meet the listing requirements of the NYSE, the Company Common Shares and Company Warrants may be delisted, and Paysafe could face significant material adverse consequences, including:

•	limited availability of market quotations for its securities;

•	limited amount of news and analyst coverage for Paysafe; and

•	decreased ability to issue additional securities or obtain additional financing in the future.

This risk will be exacerbated by a high level of redemptions of FTAC Public Shares in connection with the Closing of the Business Combination.

Upon the listing of our Company Common Shares on the NYSE, we will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

After consummation of the Business Combination, our Principal Shareholders will continue to control a majority of our issued and outstanding voting shares. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common shares:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	are not required to have a compensation committee that is composed entirely of independent directors; and

•	are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to utilize these exemptions. In addition, foreign private issuers are not subject to these requirements. As a result, we do not expect a majority of the directors on our board will be independent upon the consummation of the Business Combination. Furthermore, we do not expect that any of the committees of the Company Board will consist entirely of independent directors upon the consummation of the Business Combination. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

The Company Bye-laws and Shareholders Agreement, as well as Bermuda law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Company Common Shares.

The Company Bye-laws and Shareholders Agreement, as well as Bermuda law, contain provisions that may discourage, delay or prevent a merger, amalgamation, acquisition, or other change in control that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your Company Common Shares. These provisions may also prevent or frustrate attempts by our shareholders to replace or remove our management. Our corporate governance documents include provisions:

•	authorizing blank check preference shares, which could be issued without shareholder approval and with voting, liquidation, dividend and other rights superior to our Company Common Shares;

•

providing that any action required or permitted to be taken by our shareholders must be taken at a duly called annual or special meeting of such shareholders and may not be taken by any consent in writing by such shareholders; provided that for so long as our Principal Shareholders beneficially own, collectively, at least 30% of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, any action (except the removal of a director or an auditor) which may be done by resolution of the shareholders in a general meeting may also be done by resolution in writing, signed by the shareholders who at the date of the notice of the resolution in writing represent not less than the minimum number of votes as would be required to pass the resolution if the resolution was voted on at a quorate meeting of the shareholders;

•

requiring, to the fullest extent permitted by applicable law, advance notice of shareholder proposals for business to be conducted at meetings of our shareholders and for shareholder-proposed nominations of candidates for election to our board of directors;

•	establishing a classified board of directors, so that not all members of our board are elected at one time, with the election of directors requiring only a plurality of votes cast;

•

providing that certain actions required or permitted to be taken by our shareholders, including amendments to the Company Bye-laws and certain specified corporate transactions, may be effected only with the approval of our board of directors, in addition to any other vote required by the Company Bye-laws and/or applicable law;

•

prohibit us from engaging in a business combination with a person who acquires at least 10% of our Company Common Shares for a period of three years from the date such person acquired such common shares unless approved by the Company Board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least two-thirds of our issued and outstanding voting shares that are not owned by such person, subject to certain exceptions. This provision shall not apply to our Principal Shareholders and any of their respective direct or indirect transferees;

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limiting the filling of vacancies or newly created seats on the Company Board between general meetings to the decision of our board of directors then in office at any time when our Principal Shareholders beneficially own, collectively, less than 30% of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, subject to the rights granted to one or more series of preference shares then outstanding or the rights granted under the Shareholders Agreement; and

•

providing that directors may be removed by shareholders only by resolution with or without cause upon the affirmative vote of a majority of our issued and outstanding voting shares; provided, however, at any time when our Principal Shareholders beneficially own, collectively, less than 30% of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, directors may only be removed for cause (as determined by the Company Board), and only upon the affirmative vote of holders of at least 66 2/3% of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, voting together as a single class.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for common shares. They could also deter potential acquirers of our Company, thereby reducing the likelihood that you could receive a premium for your Company Common Shares in an acquisition. See “Description of the Company’s Securities” for a more detailed discussion of these provisions.

You may have difficulty enforcing judgments of U.S. courts against us in Bermuda courts.

We are organized as an exempted company pursuant to the laws of Bermuda. In addition, a number of our directors and executive officers are not residents of the United States, and a substantial portion of our assets and their assets are or may be located in jurisdictions outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon those persons or us or to recover against them or us on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.

We have been advised that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be automatically enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. We have been advised that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

Our shareholders may have more difficulty protecting their interests than shareholders of a U.S. corporation.

The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under Bermuda law. However, Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of a company to remedy a wrong done to a company where the act complained of is alleged to be beyond the corporate power of a company, is illegal or would result in the violation of that company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to allow derivative action rights where acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action.

As a result of increased shareholder approval powers, Paysafe will have less flexibility than FTAC with respect to certain aspects of capital management.

Under Delaware law, FTAC’s directors may issue, without shareholder approval, any common shares authorized in FTAC’s amended and restated certificate of incorporation that are not issued or reserved. Delaware law also provides the board of directors with substantial flexibility in establishing the terms of preferred shares and to repurchase its own shares. In addition, FTAC’s board of directors has the right, subject to statutory limitations, to declare and pay dividends on FTAC Common Stock without a shareholder vote. In accordance with applicable Bermuda law, the Company Bye-laws permit the Company Board to designate our previously undesignated share capital as one or more classes of shares, to ascribe rights to such shares which may be preferential to our Company Common Shares, and to issue such shares without the need for a shareholder vote. Increases in the amount of undesignated shares available to the Company Board will require the approval of shareholders at a quorate general meeting or, if permitted by the Company Bye-laws, by written resolution.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Company Common Shares, fines, sanctions and other regulatory action and potentially civil litigation.

There may not be an active trading market for our Company Common Shares, which would adversely affect the liquidity and price of our securities and make it difficult for you to sell our Company Common Shares.

Prior to the consummation of the Business Combination, there has not been a public trading market for our Company Common Shares. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your Company Common Shares at an attractive price or at all.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Company Common Shares, the price of our Company Common Shares and trading volume could decline.

The trading market for our Company Common Shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Company Common Shares or publishes inaccurate or unfavorable research about our business, the price of our Company Common Shares may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our Company Common Shares or trading volume to decline and our Company Common Shares to be less liquid.

We may issue additional Company Common Shares or other securities without shareholder approval, which would dilute existing ownership interests and may depress the market price of Company Common Shares.

Paysafe may issue additional Company Common Shares or other equity securities of equal or senior rank in the future in connection with, among other things, repayment of outstanding indebtedness or Paysafe’s equity incentive plan, without shareholder approval, in a number of circumstances.

Paysafe’s issuance of additional Company Common Shares or other equity securities of equal or senior rank would have the following effects:

•	Existing Paysafe Shareholders’ proportionate ownership interest in Paysafe may decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding Company Common Shares may be diminished; and

•	the market price of Company Common Shares may decline.

Future sales of the Company Common Shares issued to the Existing Paysafe Shareholders and other significant shareholders may cause the market price of Company Common Shares to drop significantly, even if Paysafe’s business is doing well.

Under the Merger Agreement, the Existing Paysafe Shareholders will receive, among other things, a significant amount of Company Common Shares. Pursuant to the Shareholders Agreement, the Existing Paysafe Shareholders

will be restricted from selling any of the Company’s securities that they receive as a result of the share exchange during the six month period after the closing date of the Business Combination, subject to certain exceptions.

Subject to the Shareholders Agreement, the Existing Paysafe Shareholders and certain other shareholders party to the Shareholders Agreement may sell Company’s securities pursuant to Rule 144 under the Securities Act, if available. In these cases, the resales must meet the criteria and conform to the requirements of that rule, including, because FTAC and Paysafe are currently shell companies, waiting until one year after Paysafe’s filing with the SEC of a Form 20-F transition report reflecting the Business Combination.

Upon expiration or waiver of the applicable lock-up periods, and upon effectiveness of the registration statement Paysafe files pursuant to the Registration Rights Agreement or upon satisfaction of the requirements of Rule 144 under the Securities Act, the Existing Paysafe Shareholders and certain other significant shareholders may sell large amounts of the Company’s securities in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in Paysafe’s stock price or putting significant downward pressure on the price of the Company Common Shares.

Because we have no current plans to pay cash dividends on our Company Common Shares, you may not receive any return on your investment unless you sell your Company Common Shares for a price greater than that which you paid for it.

We have no current plans to pay cash dividends. The declaration, amount and payment of any future dividends on our Company Common Shares will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by our credit facilities and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our Company Common Shares unless you sell your Company Common Shares for a price greater than that which you paid for it.

The market price of our Company Common Shares may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our Company Common Shares may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Company Common Shares regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to shareholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of our Company Common Shares could decrease significantly. You may be unable to resell your Company Common Shares at or above the initial public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. The Company’s forward-looking statements include, but are not limited to, statements regarding the Company or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•	our ability to consummate the Business Combination;

•	the expected benefits of the Business Combination;

•	our financial performance following the Business Combination;

•	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, margins, cash flows, prospects and plans;

•	the impact of health epidemics, including the COVID-19 pandemic, on our business and the actions we may take in response thereto;

•	expansion plans and opportunities; and

•	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to vote your proxy or instruct how your vote should be cast on the Proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Transaction Agreements;

•	the outcome of any legal proceedings that may be instituted against FTAC following announcement of the proposed Business Combination and transactions contemplated thereby;

•	the inability to complete the Business Combination due to the failure to obtain approval of the FTAC Stockholders or to satisfy other conditions to the Closing in the Transaction Agreements;

•	the ability to obtain or maintain the listing of the Company Common Shares on NYSE following the Business Combination;

•	the risk that the proposed Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the transactions described herein;

•

the Company’s ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the Business Combination;

•	costs related to the Business Combination;

•	changes in applicable laws or regulations;

•	the effect of the COVID-19 pandemic on the Company’s business;

•	the possibility that FTAC or the Company may be adversely affected by other economic, business, and/or competitive factors;

•	the inability to obtain or maintain the listing of the Company Common Shares on the NYSE following the Business Combination; and

•	other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors.”

SPECIAL MEETING OF FTAC STOCKHOLDERS

General

FTAC is furnishing this proxy statement/prospectus to FTAC’s stockholders as part of the solicitation of proxies by FTAC’s board of directors for use at the Special Meeting of FTAC Stockholders to be held on                , 2021, and at any adjournment or postponement thereof. This proxy statement/prospectus provides FTAC’s stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting of stockholders will be held on                , 2021 at 12:00 p.m. The Special Meeting will be a completely virtual meeting of stockholders, which will be conducted via live webcast. FTAC Stockholders will be able to attend the Special Meeting remotely, vote and submit questions during the Special Meeting by visiting                  and entering their control number included on their proxy card or instructions that accompanied their proxy materials. We are pleased to utilize virtual stockholder meeting technology to (i) provide ready access and cost savings for FTAC’s stockholders and FTAC, and (ii) to promote social distancing pursuant to guidance provided by the CDC and the SEC due to COVID-19. The virtual meeting format allows attendance from any location in the world.

Purpose of FTAC Special Meeting/Proposals

At the Special Meeting, FTAC is asking holders of FTAC Common Stock to consider and vote upon:

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a proposal to approve the business combination described in this proxy statement/prospectus, including (a) adopting the Merger Agreement and (b) approving the other transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/prospectus. See the section entitled “Proposal No. 1—The Business Combination Proposal”;

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a proposal to approve and adopt the third amended and restated certificate of incorporation of FTAC in the form attached hereto as Annex B. See the section entitled “Proposal No. 2—The Charter Amendment Proposal”;

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a proposal to vote upon, on a non-binding advisory basis, certain governance provisions in the Company Bye-laws, presented separately in accordance with the SEC requirements. See the section entitled “Proposal No. 3—The Governance Proposal”;

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a proposal to approve and adopt the Omnibus Incentive Plan and the material terms thereunder, including the authorization of the initial share reserve thereunder. Please see the section entitled “Proposal No. 4— The Omnibus Incentive Plan Proposal”; and

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a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient vote for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Amendment Proposal or the Omnibus Incentive Plan Proposal. Please see the section entitled “Proposal No. 5—The Adjournment Proposal.”

Recommendation of FTAC Board of Directors:

The FTAC Board recommends that stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Governance Proposal, “FOR” the Omnibus Incentive Plan Proposal and, if presented, “FOR” the Adjournment Proposal. See “Proposal No. 1—The Business Combination—FTAC’s Board of Directors’ Reasons for Approval of the Business Combination” for additional information

When you consider the FTAC Board’s recommendation of these proposals, you should keep in mind that FTAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of FTAC Stockholders generally. Please see the section entitled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination” for additional information. The FTAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to the FTAC Stockholders that they vote “FOR” the proposals presented at the Special Meeting.

Record Date; Outstanding Shares; Stockholders Entitled to Vote

FTAC has fixed the close of business on                 , 2021, as the “record date” for determining FTAC Stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on the record date, there were                  shares of FTAC Common Stock outstanding and entitled to vote. Each share of FTAC Common Stock is entitled to one vote per share at the Special Meeting.

Quorum

A quorum of FTAC’s stockholders is necessary to hold a valid meeting. The presence at the Special Meeting by attendance via the virtual meeting website or by proxy of the holder or holders of a majority of the shares of FTAC Common Stock as of the record date entitled to vote constitutes a quorum at the Special Meeting.

Abstentions and Broker Non-Votes

Abstentions are considered present for purposes of establishing a quorum. Abstentions will have the same effect as a vote “AGAINST” the Business Combination Proposal and the Charter Amendment Proposal, however abstentions will have no effect on the outcome of each of the Governance Proposal, the Omnibus Incentive Plan Proposal and the Adjournment Proposal.

In general, if your shares are held in “street” name and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. We believe the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal, the Omnibus Incentive Plan Proposal and, if presented, the Adjournment Proposal will be considered non-routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any of the foregoing proposals to be voted on at the FTAC Special Meeting without your instruction.

Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the Special Meeting. Broker non-votes will count as a vote “AGAINST” the Business Combination Proposal and the Charter Amendment Proposal but will not have any effect on the outcome of any other proposals.

Vote Required

The approval of the Business Combination Proposal requires the affirmative vote by the holders of a majority of the outstanding shares of FTAC Class A Common Stock and FTAC Class B Common Stock, voting together as a single class, represented virtually or by proxy and entitled to vote thereon at the Special Meeting. Accordingly, if a valid quorum is established, a FTAC stockholder’s failure to vote by proxy or to vote at the Special Meeting with regard to the Business Combination Proposal will have the same effect as a vote “AGAINST” such proposal. The Initial Stockholders have agreed to vote their Founder Shares and any Public Shares they may hold in favor of the Business Combination. Currently, the Initial Stockholders own approximately 20% of the issued and outstanding FTAC Common Stock, including all of the outstanding Founder Shares.

The approval of the Charter Amendment Proposal will require the (i) affirmative vote by the holders of a majority of the outstanding shares of FTAC Class A Common Stock and FTAC Class B Common Stock, voting together as a single class, represented virtually or by proxy and entitled to vote thereon at the Special Meeting and (ii) affirmative vote of the holders of a majority of the shares of FTAC Class B Common Stock then outstanding, voting separately as a single class. Accordingly, if a valid quorum is established, a FTAC stockholder’s failure to vote by proxy or to vote at the Special Meeting with regard to the Charter Amendment Proposal will have the same effect as a vote “AGAINST” such proposal. The Initial Stockholders have agreed to provide a unanimous written consent to the Charter Amendment Proposal.

The approval of each of the Governance Proposal (which is a non-binding advisory vote), the Omnibus Incentive Plan Proposal and the Adjournment Proposal require the affirmative vote of a majority of the votes cast by holders of shares of FTAC Class A Common Stock and FTAC Class B Common Stock, voting together as a single class, represented at the Special Meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the Special Meeting. Accordingly, if a valid quorum is established, a FTAC Stockholder’s failure to vote by proxy or to vote at the Special Meeting with regard to the Governance Proposal, the Omnibus Incentive Plan Proposal and the Adjournment Proposal will have no effect on such proposals.

Attending the FTAC Special Meeting; Voting Virtually at the FTAC Special Meeting

In light of ongoing developments related to the COVID-19 pandemic and after careful consideration, the FTAC Board has determined to hold the special meeting virtually in order to facilitate stockholder attendance and participation by enabling stockholders to participate from any location and at no cost.

To participate in the virtual Special Meeting, FTAC Stockholders will need the control number included on their proxy card or instructions that accompanied their proxy materials, if applicable, or to obtain a proxy form from their broker, bank or other nominee. The Special Meeting webcast will begin promptly at                  a.m., Eastern Time on                 , 2021. FTAC Stockholders are encouraged to access the Special Meeting prior to the start time. Online check-in will begin at                  a.m., Eastern Time, and FTAC Stockholders should allow ample time for the check-in procedures. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.

FTAC Stockholders will be able to attend the Special Meeting online and vote their shares electronically during the FTAC Special Meeting by visiting                 .

Voting Your Shares

Each share of FTAC Common Stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of FTAC Common Stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your shares of FTAC common stock at the Special Meeting:

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You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted “FOR” the Business Combination Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Governance Proposal, “FOR” the Omnibus Incentive Plan Proposal, and “FOR” the Adjournment Proposal, if presented. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

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You can attend the Special Meeting via the virtual meeting platform and vote during the meeting by following the instructions on your proxy card. You can access the Special Meeting by visiting the website                 . You will need your control number for access. If you do not have a control number, please contact                 . Instructions on how to attend and participate at the Special Meeting are available at                 .

However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way FTAC can be sure that the broker, bank or nominee has not already voted your shares.

Certain Voting Arrangements

As of                 , 2021, the record date for the Special Meeting, the Initial Stockholders (including FTAC’s directors and officers) beneficially owned and were entitled to vote                 shares of FTAC Common Stock. The Initial Stockholders will count towards the quorum and, pursuant to the terms of the Sponsor Agreement, the Initial Stockholders, including FTAC’s directors and officers, and Cannae LLC have agreed (and any of their permitted transferees will agree) to vote the FTAC Common Stock held by them (including any public shares purchased during or after the IPO in open market and privately-negotiated transactions) in favor of the Business Combination. In the aggregate, the foregoing shares represent approximately 20% of the issued and outstanding shares of FTAC Common Stock. Each of the foregoing also have committed to FTAC to vote such shares in favor of the Business Combination Proposal, the Governance Proposal, the Charter Amendment Proposal, the Omnibus Incentive Plan Proposal and, if presented, the Adjournment Proposal.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the FTAC Special Meeting or at the FTAC Special Meeting webcast by doing any one of the following:

•	filing a notice with the corporate secretary of FTAC;

•	mailing a new, subsequently dated proxy card; or

•	by attending the FTAC Special Meeting webcast and electing to vote your shares electronically, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares of FTAC Common Stock, you may call Morrow Sodali, FTAC’s proxy solicitor, at (800) 662-5200.

Redemption Rights

Holders of FTAC Common Stock may seek to have their shares redeemed for cash, regardless of whether they vote “for” or “against”, or whether such holder abstained from voting on, the Business Combination Proposal. Any FTAC stockholder may demand that FTAC redeem such shares into a full pro rata portion of the Trust Account (which was $     per share as of                 , 2021, the record date for the Special Meeting), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, FTAC will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination. A holder of Public Shares, together with any affiliate of such holder and any person with whom such holder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act) may not seek to have more than 15% of the aggregate public shares redeemed without the consent of FTAC.

The Founder and the Insiders will not have redemption rights with respect to any shares of FTAC Common Stock owned by them, directly or indirectly.

FTAC Stockholders who seek to have their Public Shares redeemed are required to vote “for” or “against” the Business Combination Proposal in order to exercise their redemption rights. In addition to voting on the Business Combination Proposal, holders demanding redemption are also required to (A) check the applicable box on their proxy card, to indicate their vote (B) submit their redemption request in writing to Continental Stock

Transfer & Trust Company, FTAC’s transfer agent and (C) deliver their stock, either physically or electronically using DTC’s DWAC System, to FTAC’s transfer agent no later than 5:00 pm eastern time on                 , 2021 (two (2) business days prior to the Special Meeting). If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be converted into cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the converting stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Any request to have such shares redeemed, once made, may be withdrawn at any time up to two (2) business days prior to the vote on the Business Combination Proposal. If a holder of public shares delivers such shares for redemption and later decides prior to the Special Meeting not to elect redemption, such holder may request that FTAC consent to the return of such shares to such holder. Such a request must be made by contacting Continental Stock Transfer & Trust Company, FTAC’s transfer agent, at the phone number or address set out elsewhere in this proxy statement/prospectus.

If the Business Combination is not approved or completed for any reason, then Public Stockholders who elected to exercise their redemption rights will not be entitled to have their shares redeemed for a full pro rata portion of the Trust Account. FTAC will thereafter promptly return any shares delivered by Public Stockholders. In such case, Public Stockholders may only share in the assets of the Trust Account upon the liquidation of FTAC. This may result in Public Stockholders receiving less than they would have received if the Business Combination was completed and they had exercised redemption rights in connection therewith due to potential claims of creditors.

The closing price of FTAC Class A Common Stock on the record date was $                . The cash held in the Trust Account on such date was approximately $                 million (approximately $                 per Public Share). Prior to exercising redemption rights, Public Stockholders should verify the market price of FTAC Class A Common Stock as they may receive higher proceeds from the sale of their shares of FTAC Class A Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. FTAC cannot assure its stockholders that they will be able to sell their shares of FTAC Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

Appraisal Rights

None of the stockholders, unit holders or warrant holders of FTAC have appraisal rights in connection the Business Combination under the DGCL.

Proxy Solicitation Costs

FTAC is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. FTAC has engaged                 to assist in the solicitation of proxies for the FTAC Special Meeting. FTAC and its directors, officers and employees may also solicit proxies in person. FTAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

FTAC will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. FTAC will pay Morrow Sodali its customary fee, plus costs and expenses. They will not be paid any additional amounts for soliciting proxies.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

General

Holders of FTAC Common Stock are being asked to approve the Merger Agreement and the transactions contemplated thereby, including the Business Combination. FTAC Stockholders should read this proxy statement/prospectus carefully and in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “—The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to read the Merger Agreement carefully and in its entirety before voting on the Business Combination Proposal.

FTAC may consummate the Business Combination only if it is approved by the affirmative vote of majority of the outstanding shares of FTAC Common Stock.

Structure of the Transactions

On December 7, 2020, FTAC entered into the Merger Agreement with PGHL, the Company, Merger Sub, the Accounting Predecessor and LLC. Pursuant to the Merger Agreement, the parties thereto will enter into a business combination transaction pursuant to which, among other things, (i) Merger Sub will merge with and into FTAC, with FTAC being the surviving corporation in the merger and an indirect subsidiary of the Company and each outstanding share of common stock of FTAC (other than certain excluded shares) will convert into the right to receive one Company Common Share and (ii) PGHL will transfer and contribute the Accounting Predecessor to the Company in exchange for Company Common Shares and cash. The proposed Business Combination is expected to be consummated after the required approval by the stockholders of FTAC and the satisfaction of certain other conditions summarized below. Certain terms used in this section are defined in the “Frequently Used Terms” section at the beginning of this proxy statement/prospectus.

The following simplified diagram illustrates the ownership structure of FTAC and Paysafe immediately prior to the consummation of the Business Combination:

FTAC

Paysafe

Assuming the No Redemption Scenario, the following simplified diagram illustrates the ownership structure of Paysafe immediately following the consummation of the Business Combination:

Each of the Founder, Cannae LLC, the CVC Investors and the Blackstone Investors, to whom we refer collectively as the “Principal Shareholders,” will be party to the Shareholders Agreement described in “Certain Relationships and Related Person Transactions—Certain Relationships and Related Person Transactions—Paysafe—Shareholders Agreement,” pursuant to which, among other things, they have each agreed to vote in favor of their respective nominees to the Company Board. Accordingly, the Principal Shareholders will constitute a group within the meaning of Section 13(d) of the Exchange Act representing approximately 56.7% of the outstanding voting securities of the post-combination company (assuming the No Redemption Scenario). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Beneficial Ownership of Securities” and “Unaudited Pro Forma Condensed Combined Financial Information” for additional information.

Merger Consideration

Consideration Paid to PGHL—Closing Transaction Consideration

The consideration to be paid to PGHL will be paid in a combination of stock and cash consideration (the “Closing Transaction Consideration”). The cash consideration will be an amount equal to (i) (x) all amounts in FTAC’s trust account (after reduction for the aggregate amount of payments required to be made in connection with any valid stockholder redemptions), plus (y) the aggregate amount of cash that has been funded pursuant to the Subscription Agreements as of immediately prior to the Closing, plus (z) the aggregate amount of cash that has been funded pursuant to the Forward Purchase Agreement as of immediately prior to the Closing (such amounts in clauses (x), (y) and (z), the “Available Cash Amount”), minus (ii) any excess amount of the Company’s net debt over $1,805,000,000, minus (iii) any transaction expenses (such amount, the “Closing Cash Consideration”). The remainder of the Closing Merger Consideration will be paid in a number of Company Common Shares equal to (A) (i) $8,713,000,000, minus (ii) the Company’s net debt, minus (iii) any transaction expenses, plus (iv) the aggregate price of permitted acquisitions, if any, minus (v) Closing Cash Consideration, divided by (B) $10.00 per share (the “Closing Seller Shares”).

Consideration Paid to FTAC Stockholders—Effects of the Merger

At the Effective Time, each share of FTAC’s Class A Common Stock and FTAC’s Class B Common Stock will be cancelled and automatically deemed for all purposes to represent the right to receive, in the aggregate, one Company Common Share. At the Effective Time, each of FTAC’s Public Warrants that are outstanding immediately prior to the Effective Time will, pursuant to and in accordance with the warrant agreement covering such Public Warrants, automatically and irrevocably be modified to provide that such Public Warrant will no longer entitle the holder thereof to purchase the amount of share(s) of FTAC Common Stock set forth therein and in substitution thereof such warrant will entitle the holder thereof to acquire the same number of Company Common Shares per Public Warrant on the same terms.

In connection with the consummation of the Business Combination, 20,893,780 Private Placement Warrants held by the Founder will be exchanged for 20,893,780 shares of Class C Common Stock, and immediately thereafter the Founder will transfer and contribute such shares of Class C Common Stock to the LLC in exchange for 20,893,780 exchangeable units of the LLC (as provided for in the Sponsor Agreement). Such exchangeable units will be exchangeable into Company Common Shares or cash, as determined by the LLC, on the same terms as such warrants, following the first anniversary of the closing and expiring on the fifth anniversary of the closing.

Pursuant to Section 312.03(b) of the NYSE’s Listed Company Manual, stockholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions, to (1) a Related Party, (2) a subsidiary, affiliate or other closely related person of a Related Party or (3) any company or entity in which a Related Party has a substantial direct or indirect interest, in each case, if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance. The shares of Class C Common Stock to be issued represent approximately 10.6% of FTAC’s Common Stock. The 20,893,780 exchangeable units are exercisable following the first anniversary of the closing and expiring on the fifth anniversary of the closing for cash or Company Common Shares, at the election of the LLC. If the exchangeable units are exchanged for Company Common Shares, the number of Company Common Shares received by the Founder will be based on the trading price of Company Common Shares at the time of the exchange and therefore it is not determinable how many shares of Company Common Shares the Founder would receive in any exchange nor the ownership percentage such shares would represent. The maximum ownership percentage such shares could represent would be approximately 2.8% of the Company Common Shares (assuming no redemptions and assuming that no public warrants or Forward Purchase Warrants have been exercised at such time). The stockholders of FTAC are being asked to approve the issuance of the FTAC Class C Common Stock in exchange for the warrants held by the Founder in connection with the Business Combination.

Concurrently with the execution of the Merger Agreement, the Founder entered into the Sponsor Agreement pursuant to which, among other things, the Founder and certain Insiders have agreed to forfeit 7,987,877 shares of FTAC Class B Common Stock (subject to the consummation of the Transactions). After such forfeiture, the Founder and such Insiders shall hold 28,687,959 shares of Class B Common Stock.

Impact of the Business Combination on FTAC’s Public Float

It is anticipated that, upon completion of the business combination: (i) FTAC’s public stockholders (excluding Cannae) will hold approximately 20.4% of the outstanding common shares of the post-combination company; (ii) the PIPE Investors (excluding Cannae) will hold approximately 22.9% of the outstanding common shares of the post-combination company; (iii) Cannae (excluding amounts included in Founder) will hold approximately 7.0% of the outstanding common shares of the post-combination company; (iv) the Founder (including Cannae) will hold approximately 4.0% of the outstanding common shares of the post-combination company; and (v) PGHL, which will be jointly controlled by the CVC Investors and the Blackstone Investors, will hold approximately 45.7% of the outstanding common shares of the post-combination company. These levels of ownership interest: (a) exclude the impact of the shares of FTAC’s Class A common stock underlying the warrants and (b) assume the No Redemption Scenario.

For more information, please see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Proposal No. 4—The Omnibus Incentive Plan Proposal.”

The following table illustrates varying ownership levels in the post-combination company, assuming the No Redemption Scenario and the maximum redemptions by FTAC’s public stockholders:

	Assuming No Redemptions Scenario	Assuming Maximum Redemptions
FTAC Public Stockholders (excluding Cannae)	20.4%	17.9%
PIPE Investors (excluding Cannae)	22.9%	23.6%
Cannae (excluding amounts included in Founder)	7.0%	7.2%
Founder (and its affiliates, including Cannae)	4.0%	4.1%
PGHL	45.7%	47.2%

These levels of ownership interest also exclude the impact of the shares of FTAC’s Class A Common Stock underlying the warrants.

The Merger Agreement

The subsections that follow this subsection describe the material provisions of the Merger Agreement, but do not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A hereto. FTAC Public Stockholders and other interested parties are urged to read the Merger Agreement carefully and in its entirety (and, if appropriate, with the advice of financial and legal counsel) because it is the primary legal document that governs the Business Combination.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates, which may be updated prior to the closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the Schedules referred to therein which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders. The Schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the Schedules contain information that is material to an investment decision.

Closing and Effective Time of the Transactions

The closing of the Transactions will take place as promptly as practicable (an in any event no later than 9:00 a.m. Eastern Time on the third (3rd) business day) following the satisfaction or waiver of the conditions described below under the subsection entitled “—Conditions to Closing of the Transactions,” unless FTAC and PGHL agree in writing to another time or unless the Merger Agreement is terminated.

Representations and Warranties

The Merger Agreement contains representations and warranties of FTAC and PGHL, on behalf of itself and its subsidiaries (including with respect to certain representations, the Company, Merger Sub and the LLC), made solely for the benefit of (a) in the case of FTAC, the Paysafe Parties and (b) in the cases of PGHL and each Paysafe Party (solely for purposes of the representations contained in Sections 5.03, 5.04 and 5.05 of the Merger Agreement), FTAC.

The Merger Agreement, PGHL made certain customary representations and warranties to FTAC, including, among others, representations and warranties related to the following:

•	corporate organization;

•	subsidiaries;

•	the authorization, performance and enforceability of the Merger Agreement and Transaction Agreements;

•	no conflict;

•	governmental approvals; consents;

•	current capitalization;

•	capitalization of subsidiaries;

•	financial statements;

•	absence of undisclosed liabilities;

•	litigation and proceedings;

•	compliance with laws;

•	material contracts and absence of defaults;

•	benefit plans;

•	labor matters;

•	tax matters;

•	insurance;

•	permits;

•	real property;

•	intellectual property and IT Security;

•	data privacy;

•	environmental matters;

•	absence of material adverse effect and certain changes;

•	brokers’ fees;

•	related party transactions; and

•	this proxy statement/prospectus.

In the Merger Agreement, each of the Company, Merger Sub and the LLC also makes certain customary representations and warranties to FTAC, including representations and warranties related to the following:

•	the authorization, performance and enforceability of the Merger Agreement and Transaction Agreements;

•	no conflict; and

•	government approvals and consents.

In the Merger Agreement, FTAC made certain customary representations and warranties to the Paysafe Parties, including, among others, representations and warranties related to the following:

•	corporate organization;

•	the authorization, performance and enforceability of the Merger Agreement and Transaction Agreements;

•	no conflict;

•	litigation and proceedings;

•	consent, approval or authorization of governmental authorities;

•	compliance with laws;

•	financial ability and trust account;

•	brokers’ fees;

•	SEC Reports, financial statements and Sarbanes-Oxley Act;

•	absence of undisclosed liabilities;

•	business activities;

•	employee benefit plans;

•	tax matters;

•	capitalization;

•	NYSE listing;

•	PIPE Investment;

•	Sponsor Agreement;

•	Forward Purchase Agreement;

•	contracts, absence of defaults and affiliate agreements;

•	title to property;

•	Investment Company Act;

•	interest in competitors; and

•	no foreign person(s).

Covenants

Prior to the closing of the Transactions, PGHL has agreed to, and cause its subsidiaries to, use commercially reasonable efforts to operate its business in the ordinary course of business and to continue to accrue and collect accounts receivables, accrue and pay accounts payable and other expenses as well as establish reserves for uncollectible accounts in accordance with past practices, in each case, including recent past practice in light of the current COVID-19 pandemic; provided that, any action taken, or omitted to be taken, that relates to, or arises out of, the current COVID-19 pandemic shall be deemed to be in the ordinary course of business.

PGHL and FTAC have agreed that, unless otherwise required or permitted under the Merger Agreement, required by law, and subject to certain disclosed exceptions, neither PGHL nor its subsidiaries will take, among others, the following actions during the interim period between signing of the Merger Agreement and closing of the Transactions without the prior written consent of FTAC (which consent will not be unreasonably conditioned, withheld, delayed or denied):

•	change or amend its certificate of formation or incorporation, limited liability company agreement, bylaws or other organizational documents, except as otherwise required by law;

•

make, declare, set aside, establish a record date for or pay any dividend or distribution, other than any dividends or distributions from any wholly owned subsidiary of the Accounting Predecessor to the Accounting Predecessor or any other wholly owned subsidiaries of the Accounting Predecessor;

•

issue, deliver, sell, transfer, pledge, dispose of or place any lien (other than a permitted lien) on any shares of capital stock or any other equity or voting securities of PGHL or any of its subsidiaries;

•	issue or grant any options, warrants, restricted stock units, performance stock units or other rights to purchase or obtain any shares of capital stock or any other equity or voting securities of;

•	subject to certain exceptions, sell, assign, transfer, convey, lease, license, abandon, allow to lapse of expire, subject to or grant any lien on any material assets, rights or properties;

•

(i) cancel or compromise any claim or Indebtedness owed to PGHL or any of its subsidiaries, or (ii) settle any pending or threatened Action, (a) if such settlement would require payment by PGHL in an amount greater than $10,000,000, (b) to the extent such settlement includes an agreement to accept or concede injunctive relief, or (c) to the extent such settlement involves a Governmental Authority or alleged criminal wrongdoing;

•

acquire (by merger, consolidation, acquisition of a substantial portion of stock or assets or otherwise), directly or indirectly, any material portion of assets, securities, properties or businesses other than (i) any such acquisitions that, individually or in the aggregate, do not exceed $50,000,000 and (ii) any residual purchase obligations with respect to credit card portfolios; provided, that any such other acquisitions that are not otherwise permitted by clause (i) or (ii) shall be deemed approved and permitted if the Founder has been provided with three (3) business days’ notice thereof and has not responded;

•

make any loans or advance any money or other property to any third party, except for certain advances to employees or officers, prepayments and deposits paid to suppliers of PGHL and its subsidiaries and trade credit extended to customers of PGHL or any of its subsidiaries, in each case, in the ordinary course of business;

•	redeem, purchase or otherwise acquire, any equity interests (convertible or otherwise) of PGHL or any of its subsidiaries;

•	adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any shares of capital stock or other equity interests or securities of PGHL;

•

enter into, renew or amend in any material respect, any transaction or Contract relating to PGHL Transaction Expenses if such entry, renewal or amendment would result in additional PGHL Transaction Expenses that, individually or in the aggregate, exceed $5,000,000;

•

make any change in its customary accounting principles or methods of accounting materially affecting the reported consolidated assets, liabilities or results of operations of PGHL and its subsidiaries, other than as may be required by applicable law, GAAP or regulatory guidelines;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of PGHL or its subsidiaries;

•

make or change any material income tax election, adopt or change any material accounting method with respect to taxes, file any amended material tax return or settle or compromise any material tax liability;

•	change its residence for any Tax purposes;

•

directly or indirectly, incur, or modify in any material respect the terms of, any Indebtedness, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness (other than (i) Indebtedness under the any PGHL Financing Agreement or capital leases entered into in the ordinary course of business or (ii) Indebtedness that is repaid at Closing);

•

except as otherwise required by Law, the terms of any existing PGHL Benefit Plan as in effect on December 7, 2020 or the terms of any contract with the Company or any of its Affiliates, (i) establish, adopt, enter into or amend any PGHL Benefit Plan providing for severance or termination benefits or payments or make any grant of severance or termination benefits or payments to any person other than in the ordinary course of business with respect to PGHL Employees with an annual base salary equal to or less than $250,000 (“Non-Management Employees”), (ii) make any grant of any cash retention payment to any Person, except in connection with the hiring (to the extent permitted by clause (iii) immediately following this clause (ii)) of any employee or promotion of a PGHL Employee, (iii) except in the ordinary course of business, hire, or terminate the employment (other than for cause) of, any PGHL Employee who is not a Non-Management Employee or (iv) except in the ordinary course of business, establish, adopt, enter into, amend in any material respect or terminate any PGHL Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a PGHL Benefit Plan if it were in existence as of the date of the Merger Agreement (except to the extent permitted to be established, adopted, entered into or amended in accordance with Section 7.01(p)(i) of the Merger Agreement);

•

voluntarily fail to maintain in full force and effect material insurance policies covering PGHL and its subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practices;

•

enter into any transaction with any Person that, to the knowledge of PGHL, is an Affiliate of PGHL, Blackstone or CVC subject to certain exclusions, including ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses in respect of members or stockholders who are employees of PGHL;

•

enter into any agreement that materially restricts the ability of PGHL or its subsidiaries to engage or compete in any material line of business or in any geographic territory or enter into a new material line of business; or

•	enter into any agreement, or otherwise become obligated, to do any of the foregoing actions.

Covenants of FTAC

PGHL and FTAC have agreed that, unless otherwise required or permitted under the Merger Agreement, and subject to certain disclosed exceptions, FTAC will not take the following actions during the interim period between signing of the Merger Agreement and closing of the Transactions, among others, without the prior written consent of PGHL:

•	change, modify or amend the Trust Agreement or the FTAC Organizational Documents;

•	declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, FTAC;

•	split, combine or reclassify any capital stock of, or other equity interests in, FTAC;

•

other than in connection with the FTAC Stockholder Redemption or as otherwise required by FTAC’s Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, FTAC;

•

make, change or revoke any material income tax election, adopt or change any material accounting method with respect to taxes, file any amended material tax return or settle or compromise any material tax liability;

•

enter into, renew or amend in any material respect, any transaction or contract with an Affiliate of FTAC, the Founder or Cannae Holdings (including, for the avoidance of doubt, (i) any director or officer of FTAC, the Founder or Cannae Holdings or anyone related by blood, marriage or adoption to any such person and (ii) any Person with whom any director or officer of FTAC, the Founder or Cannae Holdings has a direct or indirect legal or contractual relationship or beneficial ownership interest of 5% or greater) or any other FTAC Affiliate Agreement;

•

enter into, renew or amend in any material respect, any transaction or Contract relating to FTAC Transaction Expenses if such entry, renewal or amendment would result in additional FTAC Transaction Expenses that, individually or in the aggregate, exceed $5,000,000;

•	waive, release, compromise, settle or satisfy any pending or threatened material claim, action or proceeding or compromise or settle any liability;

•

except as contemplated by the Omnibus Incentive Plan Proposal, adopt or amend any FTAC Benefit Plan (or any plan, policy or arrangement that would be an FTAC Benefit Plan if so adopted), or enter into any employment contract or collective bargaining agreement, pay any special bonus or special remuneration to any director, officer, employee or contractor, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or independent contractors;

•	acquire by merging or consolidating with, or by purchasing the assets of, or by any other manner, any business or person or division thereof or otherwise acquire any assets;

•	adopt a plan of complete or partial liquidation, dissolution, merger, division transaction, consolidation or recapitalization;

•	incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

•

offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, other equity interests, equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in, FTAC or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than the, issuance of FTAC Class A Common Stock in connection with FTAC Financing on the terms set forth in the Forward Purchase Agreement;

•	amend, modify or waive any of the terms or rights set forth in, any FTAC Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

•

take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Business Combination from qualifying for the Intended Tax Treatment; or

•	authorize any of, or commit or agree to take, whether in writing or otherwise, any of, the foregoing actions.

The Merger Agreement also contains additional covenants of the parties, including, among other things, covenants providing:

•

that each of FTAC and the Paysafe Parties will cooperate with one another and use their respective reasonable best efforts to prepare all necessary documentation (including furnishing all information (i) required under any applicable Antitrust Laws or other applicable Laws, (ii) requested by a Governmental Authority pursuant to applicable Antitrust Laws, or (iii) requested by the FCA or CBI as part of the FCA Approval and CBI Approval applications) to effect promptly all necessary filings with any Governmental Authority and to obtain all necessary, proper or advisable actions or nonactions, consents, waivers, exemptions and approvals of any Governmental Authority necessary to consummate the transactions contemplated by the Merger Agreement, including the FCA Approval and the CBI Approval;

•

that the parties will prepare and file this proxy statement/prospectus and solicit proxies from FTAC Stockholders to vote on the proposals that will be presented for consideration at the Special Meeting;

•	for mutual exclusivity during the interim period between signing of the Merger Agreement and closing of the Transactions;

•	that each party take certain actions to effect the intended tax treatment of the Transactions;

•

for the protection of confidential information in accordance with the terms of the existing confidentiality agreement between the parties and, subject to the confidentiality requirements, the provision of reasonable access to information;

•

that each party use commercially reasonable efforts to obtain all material consents and approvals of third parties and take such other actions as may reasonably be necessary to satisfy the closing conditions and consummate the Transactions as soon as practicable;

•	post-closing cooperation to give full effect to the Merger Agreement and the transactions contemplated thereby;

•	for customary indemnification of, and provision of insurance with respect to, former and current officers and directors of FTAC and PGHL and each of their respective subsidiaries;

•

FTAC to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements and the Forward Purchase Agreement on the terms and conditions described therein;

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FTAC to take all actions and do all things necessary, proper or advisable to satisfy on a timely basis all conditions and covenants applicable to FTAC in the Sponsor Agreement and to enforce its rights thereunder;

•	FTAC to use its reasonable best efforts to ensure FTAC remains listed as a public company on, and for shares of FTAC’s Class A common stock and warrants to be listed on, the NYSE;

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FTAC to take all commercially reasonable steps as may be required to cause any acquisition or disposition of FTAC’s Class A common stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to FTAC to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•	the Company to, subject to obtaining the approval of the stockholders of FTAC for the Omnibus Incentive Plan Proposal, adopt the Paysafe Limited 2021 Omnibus Incentive Plan;

•

that, from signing of the Merger Agreement to closing of the Transactions, FTAC take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the JOBS Act and not take any action that would cause FTAC to not qualify as an “emerging growth company” within the meaning of the JOBS Act;

•	FTAC and PGHL execute and deliver to the other at or prior to the Closing, the Shareholders Agreement and the Registration Rights Agreement;

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PGHL provide to FTAC, (a) audited financial statements, including consolidated balance sheets and consolidated statements of income, shareholders’ equity and cash flows, of the Accounting Predecessor and its subsidiaries as at and for the years ended December 31, 2019 and December 31, 2018, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the of the U.S. Public Company Accounting Oversight Board and (b) unaudited financial statements, including consolidated balance sheets and consolidated statements of income, shareholders’ equity and cash flows, of the Accounting Predecessor and its subsidiaries as at and for the nine-months ended September 30, 2019 and September 30, 2020, in each case, prepared in accordance with GAAP and Regulation S-X;

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in the event the Closing occurs, or is expected to occur, on or after March 25, 2021, the parties reasonably cooperate and take, or cause to be taken, such actions as are reasonably necessary to prepare the audited consolidated balance sheets of the Accounting Predecessor and its Subsidiaries as at December 31, 2020, and the related audited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the year then ended, together with the auditor’s reports thereon; and

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to work in good faith to enter into a share purchase agreement between the Company and Skrill USA, Inc. and associated documentation, including an indemnification agreement between the Company and PGHL, in each case, on terms substantially consistent with the forms attached to the PGHL Schedules.

Conditions to Closing of the Transactions

General Conditions

Consummation of the Transactions is conditioned on the approval of the Business Combination Proposal and the Charter Amendment Proposal, as described in this proxy statement/prospectus.

In addition, the consummation of the Transactions contemplated by the Merger Agreement is conditioned upon, among other things:

•	the early termination or expiration of the waiting period under the HSR Act;

•	receipt of required consents and approvals from all applicable Governmental Authorities;

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no order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority, and no statute, rule or regulation that is in effect and enjoins or prohibits the consummation of the Transactions;

•	FTAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after FTAC Stockholder Redemption; and

•	the Form F-4 registration statement that this proxy statement/prospectus forms a part of and the absence of any issued or pending stop order by the SEC;

•	the Company Common Shares to be issued in connection with the Transactions having been approved for listing on the NYSE, subject only to official notice of issuance;

•	the Company Board shall be constituted with the Persons specified in the PGHL Schedules;

•	the delivery by each of PGHL to FTAC to the other of an executed copy of the Shareholders Agreement and the Registration Rights Agreement; and

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the delivery by each of the Paysafe Parties and FTAC to the other of a certificate with respect to the truth and accuracy of such party’s representations and warranties as of the Closing, as well as the performance by such party of the covenants and agreements contained in the Merger Agreement required to be complied with by such party prior to the Closing.

FTAC’s Conditions to Closing

The obligations of FTAC to consummate the Transactions contemplated by the Merger Agreement also are conditioned upon, among other things:

•	the accuracy of the representations and warranties of the Paysafe Parties (subject to customary bring-down standards); and

•	the covenants of the Paysafe Parties having been performed in all material respects.

The Paysafe Parties’ Conditions to Closing

The obligations of the Paysafe Parties to consummate the Transactions contemplated by the Merger Agreement also are conditioned upon, among other things:

•	the accuracy of the representations and warranties of FTAC (subject to customary bring-down standards);

•	the covenants of FTAC having been performed in all material respects;

•	there being at least $3,400,000,000 of Available Closing Cash;

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the covenants of the Sponsor Persons under the Sponsor Agreement having been performed in all material respects, and the Sponsor Persons shall not have threatened (orally or in writing) (i) that the Sponsor Agreement is not valid, binding and in full force and effect, (ii) that PGHL is in breach of or default under the Sponsor Agreement or (iii) to terminate the Sponsor Agreement;

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delivery by FTAC to PGHL on or before the Closing Date of a duly executed statement dated as of the Closing Date that certifies, in accordance with Treasury Regulations Section 1.1445-2(c)(3) and Section 1.897-2(h), that FTAC Common Stock is not a United States real property interest within the meaning of Section 897(c) of the Code; and

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the preparation and availability for issuance of the audited and interim financial statements of the Accounting Predecessor that will be required to be included in the Form 20-F to be filed in connection with the Closing.

Waiver

Any party to the Merger Agreement may, at any time prior to the closing of the Transactions, by action taken by its board of directors or equivalent governing body, or officers thereunto duly authorized, waive in writing any of its rights or conditions in its favor under the Merger Agreement. Notwithstanding the foregoing, pursuant to FTAC’s current certificate of incorporation, FTAC cannot consummate the proposed Business Combination if it has less than $5,000,001 of net tangible assets remaining after the closing.

The existence of the financial and personal interests of the directors may result in a conflict of interest on the part of one or more of them between what he may believe is best for FTAC and what he may believe is best for himself in determining whether or not to grant a waiver in a specific situation.

Termination

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned under certain customary and limited circumstances, notwithstanding approval of the Merger Agreement by the stockholders of FTAC or PGHL as follows:

•	by mutual written consent of PGHL and FTAC;

•	by FTAC if the Transactions are not consummated on or before December 7, 2021 (the “Termination Date”), which may be automatically extended in the event that any action or legal proceeding for specific performance or other equitable relief by PGHL with respect to the Merger Agreement or any other Transaction Agreement or otherwise with respect to the Transactions is commenced or pending on or before December 7, 2021 until 30 days following the date on which a final, non-appealable order or judgment has been entered with respect to such action or legal proceeding, provided that FTAC’s failure to fulfill any obligation under the Merger Agreement is not the primary cause of, or primarily resulted in, the failure of the closing of the Transactions to occur on or before the Termination Date;

•

by PGHL if the Transactions are not consummated on or before December 7, 2021, provided that PGHL’s failure to fulfill any obligation under the Merger Agreement is not the primary cause of, or primarily resulted in, the failure of the closing of the Transactions to occur on or before the Termination Date;

•

by either FTAC or PGHL if the other party has breached any of its covenants, agreements, representations or warranties which would cause the conditions to closing of the Transactions not to be satisfied and has not cured its breach, if curable, within thirty days of an intent to terminate, provided that the terminating party’s failure to fulfill any obligation under the Merger Agreement is not the primary cause of, or primarily resulted in, the failure of the closing of the Transactions to occur on or before the Termination Date or, in the case of a termination by PGHL, the extended Termination Date, as applicable;

•	by either FTAC or PGHL if a final, non-appealable governmental order or a statute, rule or regulation permanently enjoins or prohibits the consummation of the Merger; or

•

by either FTAC or PGHL if stockholder approval is not obtained at the Special Meeting (subject to any adjournment or postponement thereof), provided that FTAC is not entitled to terminate on these grounds if, at the time of such termination, FTAC is in breach of certain obligations with respect to this proxy statement/prospectus and the Special Meeting.

Effect of Termination

In the event of proper termination by either FTAC or PGHL, the Merger Agreement will become void and have no effect (other than with respect to certain surviving obligations specified in the Merger Agreement), without any liability on the part of any party thereto or its respective affiliates, officers, directors, employees or stockholders, other than liability of any party thereto for any intentional and Willful Breach of the Merger Agreement by such party occurring prior to such termination.

Fees and Expenses

Except for all filing fees payable pursuant to Antitrust Laws in connection with the Transactions, which shall be borne by FTAC, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses; provided that, if the Closing occurs, the Company shall bear and pay all of the transaction expenses of or payable by FTAC and the Paysafe Parties.

Amendments

The Merger Agreement may be amended by the parties thereto at any time by execution of a duly authorized agreement in writing executed on behalf of each of the parties in the same manner as the Merger Agreement and which makes reference to the Merger Agreement. FTAC would file a Current Report on Form 8-K and issue a press release to disclose any amendment to the Merger Agreement entered into by the parties. If such amendment is material to investors, a proxy statement supplement would also be sent to holders of FTAC common stock as promptly as practicable.

Governing Law; Consent to Jurisdiction

The Merger Agreement is governed by the laws of the State of Delaware law. The parties to the Merger Agreement have irrevocably submitted to the exclusive jurisdiction of federal and state courts in the State of Delaware.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, and other interested parties are urged to read such Related Agreements in their entirety.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, FTAC entered into the Sponsor Agreement. The following summary of the Sponsor Agreement is qualified by reference to the complete text of the Sponsor Agreement, a copy of which is attached as Exhibit 10.2 to the Form 8-K filed by FTAC on December 7, 2020. All stockholders are encouraged to read the Sponsor Agreement in its entirety for a more complete description of the terms and conditions thereof.

Pursuant to the terms of the Sponsor Agreement, among other things, the Sponsor Persons have agreed to (i) vote any shares of FTAC Common Stock held by such party in favor of the Transactions and other FTAC Stockholder Matters, (ii) not redeem any shares of FTAC’s Common Stock, (iii) not take any action to solicit any offers relating to an alternative business combination, (iv) use reasonable best efforts to obtain required regulatory approvals, (v) not transfer any Company Common Shares for a period beginning on the Closing Date and ending on the earlier of (A) 270 days thereafter or (B) if the volume weighted average price of the Company Common Shares equals or exceeds $12.00 per share for any 20 trading days within a 30 trading day period, 150 days thereafter and (vi) be bound to certain other obligations as described therein.

The Founder further agreed that it will exchange its Private Placement Warrants for a number of shares of FTAC Class C Common Stock equal to the shares of FTAC Class A Common Stock underlying such warrants (the “Private Placement Warrants Transfer”). Prior to the consummation of the Business Combination, the Founder will contribute all such FTAC Class C Common Stock to the LLC in exchange for exchangeable units of the LLC that will be exchangeable into Company Common Shares or cash, as determined by the LLC, on the same terms as such warrants, following the first anniversary of the Closing and expiring on the fifth anniversary of the Closing.

Additionally, as provided in the Merger Agreement, the Founder and certain of the Insiders have agreed to forfeit 7,987,877 shares of FTAC Class B Common Stock subject to the consummation of the Business Combination. All forfeited shares of FTAC Class B Common Stock shall be canceled. After such forfeiture, the Founder and such Insiders shall hold 28,687,959 shares of Class B Common Stock.

Subscription Agreements

In connection with the execution of the Merger Agreement, FTAC entered into the Subscription Agreements with the PIPE Investors. The following summary of the Subscription Agreements is qualified by reference to the complete text of the form of the Subscription Agreement, a copy of which is attached as Exhibit 10.6 to this proxy statement/prospectus. All stockholders are encouraged to read the form of Subscription Agreement in its entirety for a more complete description of the terms and conditions thereof.

Pursuant to the terms of the Subscription Agreements, the Company has agreed to issue and sell to the PIPE Investors and the PIPE Investors have agreed to buy, in the aggregate, $2,000,000,000 of Company Common Shares (the “PIPE Investment”) at a purchase price of $10.00 per share. The closing of the PIPE Investment is conditioned on the conditions set forth in the Merger Agreement having been satisfied or waived by the parties thereto and the Transactions being consummated immediately following the closing of the PIPE Investment.

The Subscription Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the mutual written agreement of the parties thereto or (iii) at a PIPE Investor’s election, on or after December 7, 2021, subject to automatic extension if any action for specific performance or other equitable relief by PGHL or the Company with respect to the Merger Agreement, the other Transaction Agreements specified in the Merger Agreement or otherwise regarding the Transactions is commenced or pending on or prior to the Termination Date.

If the closing of the PIPE Investment by any PIPE Investor does not occur prior to the consummation of the Transactions due to a breach of the Subscription Agreement by such PIPE Investor, then PGHL or one or more of its equityholders may, within thirty (30) days after the consummation of the Transactions, cause such PIPE Investor to purchase from PGHL (or from its assignee(s) or designee(s), including, if applicable, equityholders), the number of Company Common Shares that such PIPE Investor failed to purchase at the closing of the PIPE Investment, for a per share purchase price equal to $10.00 per share.

In connection with the PIPE Investment, the Company has agreed to pay (i) the FNF Subscribers a fee of 1.6% of the purchase price the FNF Subscribers will pay to the Company at Closing for the issuance of the Company Common Shares pursuant to the Subscription Agreement upon the consummation of the Business Combination and (ii) Cannae Holdings a fee of 1.6% of the purchase price Cannae Holdings will pay to the Company at Closing for the issuance of the Company Common Shares pursuant to the Subscription Agreement upon the consummation of the Business Combination. Such fees match the fees (on a percentage basis) to be received by the placement agent with respect to the PIPE Investment by the other PIPE Investors and the placement agents will receive no fees with respect to the PIPE Investment by the FNF Subscribers or Cannae Holdings.

The proceeds of the PIPE Investment will be used to fund a portion of the amount necessary to consummate the Transactions.

Amended and Restated Registration Rights Agreement

In connection with the Merger Agreement, the Company, Pi Topco, PGHL, Cannae LLC, the Founder,

the CVC Party and the Blackstone Investors agreed to enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) at the Closing. The Registration Rights Agreement will provide these holders (and their permitted transferees) with, among other things, (i) the right to require the Company, at the Company’s expense, to file a registration statement of the Company Common Shares that they hold within 45 days following the Closing Date and on customary terms for a transaction of this type and (ii) customary registration rights, including demand, piggy-back and shelf registration rights. The Registration Rights Agreement will also provide that the Company pay certain expenses of the electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act.

Shareholders Agreement

In connection with the execution of the Merger Agreement, the Company, Pi Topco, PGHL, Cannae LLC, the Founder, the CVC Investors and the Blackstone Investors have agreed to enter into a shareholders agreement (the “Shareholders Agreement”) at the Closing. Pursuant to terms of the Shareholders Agreement, effective as of the date the Closing Date, the Company Board is anticipated to be comprised of eleven directors as follows: (i) four directors designated by Cannae LLC and the Founder (together, the “FTAC Investors”), (ii) four directors designated by the CVC Investors and Blackstone Investors, (iii) two directors mutually designated by Cannae, the CVC Investors and the Blackstone Investors (which such directors will be independent directors) and (iv) the chief executive officer of PGHL.

Following the Closing Date, the FTAC Investors’ right to designate directors to the Company Board is subject to (a) the amount of Company Common Shares held by the FTAC Investors at a given point in time, as compared to the Company Common Shares held by the FTAC Investors on the Closing Date and (b) the amount of Company Common Shares held by the FTAC Investors as compared to the number of Company Common Shares then outstanding at a given time. So long as the FTAC Investors hold at least 50% of the Company Common Shares held by the FTAC Investors on the Closing Date, the FTAC Investors will have the right to designate four directors and Cannae LLC will have the right to jointly with the CVC Investors and the Blackstone Investors, designate two directors. If the FTAC Investors hold less than 50% of the Company Common Shares held by the FTAC Investors on the Closing Date, they will have the right to designate (1) if the FTAC Investors hold at least 7.5% of the aggregate outstanding Company Common Shares, four directors and Cannae LLC will have the right to jointly with the CVC Investors and the Blackstone Investors, designate two directors, and to consent to any individual nominated for election to the Company Board seat initially occupied by the chief executive officer of PGHL; (2) if the FTAC Investors hold at least 6.25% (but less than 7.5%) of the aggregate outstanding Company Common Shares, two directors; and (3) if the FTAC Investors hold at least 2.5% (but less than 6.25%) of the aggregate outstanding Company Common Shares, one director.

Additionally, following the Closing Date, each of the CVC Investors’ and Blackstone Investors’ rights to designate directors to the Company Board is subject to the aggregate amount of Company Common Shares held by such investors as compared to the number of Company Common Shares outstanding at any time. If the CVC Investors or the Blackstone Investors, as the case may be, directly hold or indirectly, as set forth on the books and records of PGHL or Pi Topco, as applicable, are attributed at least 7.5% of the aggregate outstanding Company Common Shares, the CVC Investors or the Blackstone Investors, are, respectively, entitled to designate two directors. If the CVC Investors or the Blackstone Investors, as the case may be, directly hold or indirectly, as set forth on the books and records of PGHL or Pi Topco, as applicable, are attributed at least 2.5% (but less than 7.5%) of the aggregate outstanding Company Common Shares, then the CVC Investors or the Blackstone Investors, are, respectively, entitled to appoint one director. If the CVC Investors or the Blackstone Investors, as the case may be, hold at least 7.5% of the aggregate outstanding Company Common Shares, then the CVC Investors or the Blackstone Investors, are, respectively, entitled to jointly with Cannae and the Blackstone Investors (in the case of the CVC Investors) and the CVC Investors (in the case of the Blackstone Investors) designate two directors and to consent to any individual nominated for election to the Company Board seat initially occupied by the chief executive officer of PGHL. Additionally, each of the CVC Investors and the Blackstone Investors have agreed not to transfer any Company Common Shares for a period beginning on the Closing Date and ending on the earlier of (A) 180 days thereafter or (B) if the volume weighted average price of the Company Common Shares equals or exceeds $12.00 per share for any 20 trading days within a 30 trading day period, 60 days thereafter.

Omnibus Incentive Plan

Subject to the approval of the FTAC Stockholders, upon the consummation of the Business Combination, the Company will adopt the Omnibus Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex E, which, among other things, permits the granting of nonqualified stock options, restricted stock units, performance shares, performance units, replacement awards and other awards. If approved by FTAC Stockholders, the Omnibus Incentive Plan will become effective upon the consummation of the Business Combination and have the following principal features:

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Types of Awards: The Omnibus Incentive Plan provides for non-qualified share options and incentive share options, share appreciation rights, restricted shares and restricted share units and other equity-based awards or cash-based awards.

•	Eligibility: Subject to certain restrictions, the Company’s and its subsidiaries’ employees, director of officer and consultants or advisors are eligible to participate in the Omnibus Incentive Plan.

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Administration: The Omnibus Incentive Plan will be administered by the compensation committee of the Company’s Board, or such other committee of the Company’s Board to which it has properly delegated power, or if no such committee or subcommittee exists.

•	Shares Available for Awards: The Omnibus Incentive Plan provides that the total number of Company Common Shares that may be issued under the Omnibus Incentive Plan is or the “Absolute Share

Limit”; provided, however, that the amount shall be increased on the first day of each fiscal year beginning with the 2022 fiscal year in an amount equal to the least of (x)                  Company Common Shares, (y) 7.5% of the total number of Company Common Shares outstanding on the last day of the immediately preceding fiscal year, and (z) a lower number of Company Common Shares as determined by the Company’s Board. Of this amount, the maximum number of Company Common Shares for which incentive share options may be granted is                 .

A summary of the Omnibus Incentive Plan is set forth in the “Proposal No. 4—The Omnibus Incentive Plan Proposal” and a complete copy of the Omnibus Incentive Plan is attached to this proxy statement/prospectus as Annex E.

Charter Documents of the Company Following the Business Combination

Pursuant to the Merger Agreement, upon the closing of the Business Combination, the Company Charter will be amended and restated. See “Description of the Company’s Securities,” for a description of the Company’s amended and restated memorandum of association and a comparison to the provisions of the FTAC Organizational Documents.

Headquarters; Stock Symbols

After completion of the transactions contemplated by the Merger Agreement, the Company expects its Company Common Shares (including the Company Common Shares issuable in the Business Combination) and the Company Warrants to be listed on the NYSE under the proposed symbols “PSFE” and “PSFE.WS” respectively.

The mailing address of Paysafe Limited’s registered office is c/o M Q Services Ltd., Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. It is the intention that, in the longer term, the affairs of Paysafe will be conducted so that the central management and control of Paysafe is exercised in the UK with its corporate headquarters and principal executive offices located at 25 Canada Square, 27th Floor, London, United Kingdom, E14 5LQ.

Background of the Business Combination

FTAC is a blank check company formed as a corporation in Delaware on July 17, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Business Combination is the result of an extensive search for a potential initial business combination, whereby FTAC evaluated a large number of potential targets utilizing FTAC’s global network and the investing, operating and transaction experience of FTAC’s management team, advisory partners and the FTAC Board. The terms of the Business Combination are the result of arm’s-length negotiations between representatives of FTAC and representatives of PGHL over the course of three months. The following is a brief discussion of the background of these negotiations, the Merger Agreement and related transaction documents and the Business Combination.

On August 21, 2020, FTAC completed its initial public offering (the “FTAC IPO”). Prior to the consummation of the FTAC IPO, neither FTAC, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with FTAC.

After the FTAC IPO, FTAC commenced an active search for prospective businesses and assets to acquire, reviewing a large number of potential targets. Representatives of FTAC, FTAC management and members of the FTAC Board contacted and were contacted by a number of individuals, entities and third party financial advisors with respect to acquisition opportunities.

In evaluating potential businesses and assets to acquire, FTAC, together with its advisory partners, generally surveys the landscape of potential acquisition opportunities based on its knowledge of, and familiarity with, the

M&A marketplace. In general, FTAC looks for acquisition targets that are (i) of a size relevant to the public marketplace, which FTAC generally views as companies with an enterprise value of at least $6.5 billion and (ii) positioned, operationally and financially, to be successful as a public company. FTAC further looks for those transactions that it believes that, if entered into, would be well-received by the public markets and FTAC Stockholders. In particular, FTAC generally seeks to identify companies that (a) have an existing strong management team, (b) have an attractive platform with a defensible market position, (c) are positioned for both organic and in-organic growth, and (d) generate significant cash flow. FTAC also seeks to identify companies that it believes would benefit from the expertise of FTAC’s operating partners and from being a publicly-held entity, particularly with respect to access to capital for both organic growth and for use in acquisitions. FTAC generally applies these criteria when evaluating potential targets.

In connection with their evaluation of potential initial business combination opportunities, William P. Foley, II, the Founder and Chairman of FTAC, Richard N. Massey, Chief Executive Officer of FTAC, Bryan D. Coy, Chief Financial Officer of FTAC, David W. Ducommun, Senior Vice President of Corporate Finance of FTAC and Michael L. Gravelle, General Counsel and Corporate Secretary of FTAC, together with their advisory partners and other representatives of FTAC:

•	developed a list of business combination candidates;

•	held conversations with numerous potential targets and their management and/or stakeholders either initiated by them or by the potential target or its sponsor;

•	identified and evaluated a number of potential target opportunities, including a combination with PGHL, prior to focusing its efforts on a business combination transaction with PGHL; and

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in connection with evaluating such opportunities, representatives of FTAC met and conducted preliminary discussions with representatives of, and commenced initial preliminary due diligence on, such potential target opportunities.

Representatives of FTAC considered and reached out to several other alternative acquisition targets but decided not to pursue them. The decision not to pursue the alternative acquisition targets was generally the result of one or more of (i) FTAC’s determination that these businesses did not represent as attractive a target as PGHL due to a combination of business prospects, strategy, concerns raised in preliminary diligence, management teams, structure and valuation, (ii) FTAC’s decision to pursue a business combination with PGHL or (iii) a difference in valuation expectations between FTAC, on the one hand, and a seller, on the other hand.

Given their experience in the digital commerce industry, members of FTAC management and the FTAC Board were familiar with PGHL’s business, management and reputation as a longstanding leader in the industry and considered PGHL an attractive potential acquisition target. Representatives of RBC Capital Markets, LLC (“RBCCM”) highlighted PGHL as a potential acquisition target and arranged for a call with representatives of FTAC on September 3, 2020 to further familiarize FTAC with PGHL and gauge whether FTAC would be interested in considering a transaction with PGHL. During the September 3rd call and a subsequent call with representatives of FTAC on September 11, 2020, representatives of RBCCM presented an overview of PGHL and the Paysafe business to representatives of FTAC. FTAC selected RBCCM to act as its financial adviser due to its knowledge of the Paysafe business and the industry more generally.

On September 16, 17 and 18, 2020 representatives of FTAC held a series of calls with representatives of Credit Suisse Securities (US) LLC (“Credit Suisse”), financial advisor to PGHL, representatives of RBCCM and representatives of PGHL’s management. During these calls representatives of PGHL’s management presented to FTAC an overview of PGHL and the Paysafe business, however RBCCM did not prepare or deliver any reports to the FTAC Board.

On September 21, 2020, FTAC and its advisors were granted access by PGHL to a virtual data room containing non-public information relating to PGHL and the Paysafe business in order to facilitate FTAC’s due diligence review of PGHL. From September 21, 2020 to December 7, 2020, FTAC and its advisors continued their broader due diligence review of PGHL’s business, including holding numerous diligence calls among FTAC management, PGHL management and their respective advisors.

During the week of October 9, 2020, representatives of each of Credit Suisse and RBCCM, acting on behalf of PGHL and FTAC respectively, exchanged communications regarding certain high-level economic terms of a potential transaction, including (i) total enterprise valuation, (ii) size of private placement transaction and (iii) leverage expectations at closing.

On October 15, 2020, representatives of FTAC provided an initial non-binding indication of interest to representatives of PGHL, which contemplated, among other things, a total enterprise valuation for the post-closing combined company of $10.5 billion and a proposed pro forma equity ownership calculation. The pro forma equity ownership was determined based on the valuation and the dollar amounts from the (a) Trust Account, (b) Forward Purchase and (c) PIPE Investment, with the balance of the enterprise value allocated to the existing PGHL equityholders after accounting for agreed debt reduction and allocation of transaction expenses.

On October 19, 2020, representatives of PGHL provided an initial draft term sheet (the “Term Sheet”) to representatives of FTAC outlining the basic parameters for a transaction between PGHL and FTAC. The initial Term Sheet contemplated, among other things, (i) a total enterprise valuation for the post-closing combined company of $10.6 billion, (ii) two tranches of earnout securities to be issued by the Company to PGHL if the price of the Company Common Shares met certain thresholds in the seven (7) year period post-Closing, (iii) the parties raising a $2.5 billion private placement, (iv) the forfeiture by the Founder of certain of its FTAC Class B Common Stock if the Available Cash Amount at Closing was less than $3.9 billion, (v) certain “lock-up” arrangements for the Sponsor Persons, the CVC Investors and the Blackstone Investors, (vi) the proposed composition of the post-closing board of directors of the Company and (vii) an updated pro forma equity ownership calculation. The pro forma equity ownership was determined based on the valuation and the dollar amounts from the (a) Trust Account, (b) Forward Purchase and (c) PIPE Investment, with the balance of the enterprise value allocated to the existing PGHL equityholders after accounting for agreed debt reduction and allocation of transaction expenses.

On October 20, 2020, representatives of FTAC sent a revised draft of the Term Sheet to representatives of PGHL. The primary open issues in the revised term sheet were (i) the calculation of consideration to be paid to PGHL, (ii) the amount to be invested by Cannae LLC in the PIPE Investment, (iii) the relative duration of the Sponsor Persons’ “lock-up” and the Blackstone Investors and CVC Investors “lock-up” and (iv) the proposed composition of the post-closing board of directors of the Company.

Between October 22, 2020 and October 29, 2020, FTAC, PGHL, representatives from Weil, Gotshal & Manges LLP (“Weil”), legal counsel to FTAC, and representatives from Simpson Thacher & Bartlett LLP (“Simpson Thacher”), legal counsel to PGHL, negotiated and exchanged drafts of the Term Sheet. Significant areas of discussion and negotiation included the structure of the Transaction, the amount and terms of the PIPE Investment by Fidelity National Financial, Inc. and Cannae Holdings, the relative duration of the parties’ obligations under the “lock-up” and the proposed composition of the post-closing board of directors of the Company.

On October 28, 2020, PGHL and Trasimene Capital Management, LLC (a limited partner of the Founder) executed a non-disclosure agreement to facilitate the exchange of confidential information in connection with a potential transaction. Throughout the month of November 2020 through December 7, 2020, FTAC engaged in business, financial and legal due diligence review of PGHL, and representatives of each party and certain of their respective advisors (acting at the direction of their respective party) held numerous calls in furtherance of that review.

Following such initial due diligence by FTAC, as well as initial agreement on the valuation for a potential business combination with PGHL, FTAC decided to prioritize the evaluation and pursuit of a potential business combination with PGHL, assuming satisfactory results from FTAC’s further due diligence efforts.

On October 28, 2020, representatives of FTAC and representatives of PGHL met with representatives of Credit Suisse, J.P. Morgan Securities LLC (“J.P. Morgan”) and BofA Securities, Inc. (“BofA”, and together with Credit Suisse and J.P. Morgan, the “Placement Agents”) to discuss the scope and timing of raising additional capital from investors via a private placement in connection with a potential business combination between FTAC and PGHL. Given Credit Suisse’s extensive knowledge of the Company and experience with similar transactions, PGHL and FTAC determined that Credit Suisse should serve as placement agent in addition to financial advisor. FTAC and the Placement Agents subsequently entered into an engagement letter on November 3, 2020 whereby the Placement Agents were engaged to act as placement agents in connection with the PIPE Investment.

On November 4, 2020, with authorization from FTAC and PGHL, representatives of the Placement Agents began to contact potential investors to discuss their interest in making an equity investment in the Company pursuant to a private placement in connection with the potential business combination.

From November 4, 2020 through November 24, 2020, representatives of FTAC, PGHL and the Placement Agents hosted numerous discussions with potential investors regarding the possibility of making an equity investment in the Company pursuant to a private placement in connection with the potential business combination.

On November 6, 2020, representatives of FTAC reviewed the terms reflected in the Term Sheet with the members of the FTAC Board and provided an update regarding the initial discussions with potential private placement investors.

On November 9, 2020, on behalf of PGHL, a representative of Simpson Thacher delivered a draft merger agreement to Weil.

On November 10, 2020, on behalf of FTAC, a representative of Weil delivered to Simpson Thacher a draft of the subscription agreement to be provided to potential investors in the PIPE Investment.

On November 13, 2020, a representative of Weil delivered to the Placement Agents, for distribution to potential third party investors, a draft of the subscription agreement.

On November 16, 2020, a representative of Simpson Thacher delivered to Weil a draft of the sponsor agreement, pursuant to which the Sponsor Persons would agree, among other things (i) to vote their shares in support of the Business Combination, (ii) not to elect to redeem any shares of FTAC Common Stock in connection with the Business Combination, (iii) not to take any action to solicit any offers relating to an alternative business combination and (iv) not to transfer any Company Common Shares for up to 270 days after the Closing (subject to certain exceptions).

Later on November 16, 2020, a representative of Weil delivered to Simpson Thacher a revised draft of the merger agreement on behalf of FTAC. The November 16th draft of the merger agreement addressed the following points, among others (i) the calculation of the cash and share consideration to be paid to PGHL, (ii) the scope of representations and warranties to be provided by PGHL, (iii) the limitations imposed by the conduct of business covenants on PGHL and (iv) the required efforts of the parties with respect to obtaining regulatory approval of the proposed business combination.

Between November 16, 2020 and November 24, 2020, representatives of FTAC, PGHL and certain of their advisors, acting at the direction of FTAC and PGHL, respectively, had a number of calls to discuss, among other things, the status of the investor interest in the PIPE Investment and feedback from potential third party investors.

On November 17, 2020, a representative of Simpson Thacher delivered to Weil drafts of: (i) the shareholders agreement, pursuant to which (a) the Sponsor Persons and certain entities advised by affiliates of

CVC and Blackstone agreed to designation rights with respect to the composition of the post-closing Company Board and (b) the funds related to CVC and Blackstone agreed not to transfer any Company Common Shares for up to 180 days after the Closing (subject to certain exceptions); and (ii) the registration rights agreement, pursuant to which PGHL, the Founder, Cannae LLC and certain entities advised by affiliates of CVC and Blackstone agreed to certain registration rights with respect to the registration of securities of the Company following closing of the Business Combination. From November 16, 2020 through November 28, 2020 Weil and Simpson Thacher exchanged drafts of each of the sponsor agreement, the shareholders agreement and the registration rights agreement and held conference calls to substantially finalize each agreement.

On November 21, 2020, a representative of Simpson Thacher delivered to Weil a draft of the merger agreement, which, among others things (i) revised the mechanics for calculation of the cash and share consideration to be paid to PGHL, (ii) narrowed the scope of representations and warranties to be provided by PGHL, (iii) eased the limitations imposed by the conduct of business covenants on PGHL and (iv) enhanced the required efforts of the parties with respect to obtaining regulatory approval of the proposed business combination.

On November 22, 2020, a representative of Weil delivered to Simpson Thacher drafts of: (i) the sponsor agreement, addressing, among other things, which of the Sponsor Persons would be subject to the agreement and the required efforts of the parties with respect to obtaining regulatory approval of the proposed business combination; (ii) the shareholders agreement addressing, among other things, the relative rights of the parties to designate directors of the Company Board and the equity ownership levels necessary to retain such rights; and (iii) the registration rights agreement addressing, among other things, the form of registration statement, timing and commitments relating to the registration rights of the parties.

On November 23, 2020, a representative of Weil delivered to Simpson Thacher a draft of the merger agreement, which, among other things, (i) reflected revisions to the contemplated transaction structure, (ii) broadened the scope of certain representations and warranties to be provided by PGHL, (iii) reinserted certain limitations imposed by the conduct of business covenants on PGHL and (iv) revised the required efforts of the parties with respect to obtaining regulatory approval of the proposed business combination.

On November 24, 2020, representatives of Simpson Thacher delivered to Weil: (i) an initial draft of the disclosures schedules relating to the Merger Agreement, following which the parties and their respective legal counsel engaged in on-going discussions and negotiations regarding the items to be included in the disclosure schedules and (ii) revised drafts of the sponsor agreement, shareholders agreement and registration rights agreement.

Based on feedback from and following discussions among representatives of PGHL, the Placement Agents and certain anchor investors, it was determined that the total enterprise valuation for the post-closing combined company should be reduced to $9 billion and the contemplated PIPE Investment should be reduced to $2 billion, in each case, to ensure best execution in connection with the contemplated PIPE Investment and enable the CVC Investors and the Blackstone Investors to retain a greater ownership interest in the post-closing combined company.

On November 24, 2020, representatives of FTAC, PGHL and the Placement Agents met to discuss the updated terms of the potential business combination that FTAC and PGHL had agreed to, including, among other things, (i) a reduction in the total enterprise value of the Company from $10.6 billion to $9.0 billion, (ii) a reduction in the size of the contemplated PIPE Investment from $2.5 billion to $2.0 billion, (iii) a reduction in the Available Cash Amount required to be delivered by FTAC to PGHL at the Closing from $3.7 billion to $3.4 billion, (iv) the elimination of any “earnout” shares to be issued to PGHL and (v) the forfeiture, prior to the closing of the Business Combination, of 7,987,877 shares of FTAC Class B Common Stock by the Founder and certain of the Sponsor Persons.

Between November 24, 2020 and December 4, 2020, representatives of FTAC and PGHL, together with the Placement Agents, hosted numerous discussions with potential investors regarding the updated terms of the potential business combination and such investors’ interest in participating in an equity investment in the Company pursuant to a private placement in connection with the potential business combination.

On November 26, 2020, a representative of Simpson Thacher delivered to Weil a draft of the merger agreement reflecting, among other things, the updated terms of the potential business combination discussed by the parties, reinserted materiality qualifiers with respect to certain representations and warranties to be provided by PGHL, and additional efforts required of the parties with respect to obtaining regulatory approval of the proposed business combination

On November 27, 2020, a representative of Weil delivered to Simpson Thacher a draft of the merger agreement, which, among other things, removed the concept of additional surrendered shares of FTAC Class B Common Stock and proposed that the minimum Available Cash Amount condition be a mutual condition to the obligations of the parties to close the Transaction. The parties also discussed the remaining open points in the shareholders agreement and registration rights agreement and agreed to final forms of such agreements on November 28th.

On November 28, 2020, representatives of FTAC and PGHL held calls to discuss the terms proposed in the November 27th draft of the merger agreement and agreed that the minimum Available Cash Amount condition would not be a mutual condition, but would remain a condition to PGHL’s obligation to close the Transaction.

On November 29, 2020, a representative of Simpson Thacher delivered to Weil a draft of the merger agreement, which, among other things, changed the minimum Available Cash Amount condition back to a condition to the obligations of PGHL to close the Transaction and enhanced the regulatory efforts commitments by FTAC.

On November 30, 2020, representatives of Simpson Thacher and Weil exchanged drafts of the sponsor agreement reflecting the updated terms of the transactions and regulatory efforts commitments of the parties.

Between December 1, 2020 and December 4, 2020, the parties and their advisors (i) negotiated the terms of the subscription agreements with the third party investors in the PIPE Investment and (ii) exchanged drafts of the merger agreement, sponsor agreement and related ancillary agreements and disclosure schedules, and held calls to resolve the remaining significant open points in the transaction documents.

On December 4, 2020, the FTAC Board met telephonically to discuss and evaluate the potential business combination with PGHL, with representatives of FTAC management and Weil participating. Representatives of Weil reviewed with the FTAC Board its fiduciary duties and a representative of FTAC management summarized the material terms of the transaction documents, including those contained in the merger agreement and related agreements, including the subscription agreements. One of the members of the FTAC Board reviewed with the other members of the FTAC Board the enhancements to the terms of the transaction structure, including a reduction in the Available Cash Amount required to be delivered by FTAC to PGHL at the Closing from $3.7 billion to $3.4 billion and the elimination of any “earnout” shares to be issued to PGHL; the strategic rationale for the transaction; Paysafe’s historical financial statements and the prospective financial information prepared by Paysafe (see the section entitled “—Unaudited Prospective Financial Information” below); illustrative base returns for a four year hold period and exit multiples between 20-25x next twelve month EBITDA; similar characteristics to other transactions involving Mr. Foley in the financial technologies industry; and key opportunities for change and transformation in the Paysafe business, including organic expansion through growth and integration of existing platforms, acquisition opportunities in digital wallet and eCommerce and cost savings from platform integration. The FTAC Board discussed the terms of the transaction, opportunities for growth of the Paysafe business, and the implied valuation of the Paysafe business, including the fact that the investor interest in the PIPE Investment at the valuation implied by the transactions indicated support for the reasonableness of the consideration being paid. A representative of FTAC management then reviewed with the FTAC Board the various relationships among Messrs. Foley, Holland, Linehan, Ms. Meinhardt, and Messrs. Massey, Coy , Ducommun and Gravelle, the Founder and Trasimene Capital, each as disclosed in the materials provided to the FTAC Board in advance of the meeting. After further discussion, including asking questions of FTAC management and Weil, Mr. Foley then informed the FTAC Board that, as a result of any potential conflicts that could arise by virtue of his and Mr. Massey’s direct and indirect interests in the Founder and the Founder’s interests in FTAC, Messrs. Foley and Massey would abstain from the vote of the FTAC Board with respect to the matters being considered by the FTAC Board. Upon a motion duly made and seconded, the FTAC Board unanimously, among those voting, (i) determined that the merger agreement and the transactions contemplated thereby are fair to and in the best interests of FTAC’s stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of such date; (iii) approved the transactions contemplated by the merger agreement as a business combination and (iv) adopted a resolution recommending the Merger be adopted by FTAC’s stockholders.

Over the course of December 4, 2020 and December 5, 2020, representatives of PGHL and the other Paysafe Parties that are party to the merger agreement, acting by written consent and/or via telephonic meeting, authorized and approved the potential business combination with FTAC. Representatives of Simpson Thacher reviewed with representatives of PGHL and the other Paysafe Parties the material terms of the transaction documents, including those contained in the merger agreement and related agreements, prior to such approval.

Throughout December 5th and December 6, 2020, the parties and their advisors worked to finalize the terms of the merger agreement and related agreements and disclosure schedules. Early on the morning of December 7, 2020, the parties executed the merger agreement, sponsor agreement and the related agreements and the PIPE Investors executed their respective subscription agreements and other documentation related thereto. On the morning of December 7, 2020, before the stock market opened, FTAC and PGHL announced the execution of the merger agreement and the contemplated transactions.

FTAC’s Board of Directors’ Reasons for the Approval of the Business Combination

The FTAC Board, in evaluating the Business Combination, consulted with FTAC’s management and legal and financial advisors. In unanimously, among those voting, determining (a) that the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Business Combination, are advisable and in the best interests of FTAC and the FTAC Stockholders and (b) to recommend that FTAC Stockholders adopt and approve the Merger Agreement and transactions contemplated thereby, the FTAC Board considered a range of factors, including but not limited to, the factors discussed below. In light of the number and wide variety of factors, the FTAC Board did not consider it practicable to and did not attempt to quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The FTAC Board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of FTAC’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

In approving the Business Combination, the FTAC Board determined not to obtain a fairness opinion. The officers and directors of FTAC have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of FTAC’s financial advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination with the PGHL Parties. In addition, FTAC’s officers and directors and FTAC’s advisors have substantial experience with mergers and acquisitions.

In considering the Transactions, the FTAC Board gave considerable weight to the following factors:

•

Reasonableness of Aggregate Consideration. Following a review of the financial data provided to FTAC, including Paysafe’s historical financial statements and certain unaudited prospective financial information, FTAC’s due diligence review of Paysafe’s business and the support for the valuation of Paysafe implied by the Transactions indicated by the successful commitments obtained in the PIPE Investment, the FTAC Board considered the aggregate consideration to be paid and determined that the aggregate consideration was reasonable in light of such data and financial information;

•

Due Diligence. FTAC’s management and advisors conducted significant due diligence examinations of Paysafe, including: conducting commercial due diligence, conducting financial, tax and legal due diligence, conducting discussions with the Paysafe’s management and FTAC’s financial, tax and legal advisors concerning such due diligence examination of Paysafe;

•	Global Leader in Digital Commerce. Paysafe is a global leader in digital commerce with a long history as the global market leader in iGaming payments and broad network of digital wallet solutions;

•

Strong Platform with High Quality Assets. Paysafe has proprietary digital currency solutions empowering online mobile and in-app commerce for gamers and cash consumers, as well as integrated POS and eCommerce solutions for SMBs and eCommerce sellers to accept payments across multiple channels;

•

Platform Supports Further Growth Initiatives. Paysafe’s platform supports further expansion of its footprint with existing customers, new customer additions and expansion into new markets and geographic regions in order to facilitate the achievement of revenue growth;

•	Opportunities for EBITDA Growth and Margin Expansion. Further commercial, operational and cost structure improvements could significantly increase EBITDA growth and margin expansion;

•

Synergistic Acquisition Opportunities. The FTAC Board believes that there are various incremental acquisition opportunities to expand and enhance Paysafe’s platform which could increase EBITDA growth. Paysafe’s strong platform and recurring cash flow support add-on acquisitions in vertical markets, as well as transformative acquisitions to address whitespace opportunities;

•

Commitment of Paysafe’s Owners. The FTAC Board believes that the CVC Investors, the Blackstone Investors and other current indirect stockholders of PGHL continuing to own a substantial percentage of the post-combination company on a pro forma basis reflects such stockholders’ belief in and commitment to the continued growth prospects of Paysafe going forward;

•

Lock-Up. The agreement by PGHL, Founder, Cannae and the other Sponsor Persons to be subject to a lockup in respect of their Company Common Shares, subject to certain customary exceptions (including the attainment of certain trading price thresholds), which will provide important stability to the leadership and governance of the Company;

•

Financial Condition. The FTAC Board also considered factors such as Paysafe’s historical financial results, outlook, financial plan and debt structure, including de-leveraging as a result of the Business Combination. In considering these factors, the FTAC Board reviewed Paysafe’s recent performance, the current prospects for growth if Paysafe achieves its business plans and various historical and current balance sheet items. In reviewing these factors, the FTAC Board noted Paysafe is well-positioned for strong future growth;

•

Experienced and Proven Management Team. Paysafe has a strong management team and the senior management of Paysafe intend to remain with the Company, which will provide helpful continuity in advancing the Company’s strategic and growth goals;

•

Other Alternatives. The FTAC Board believes, after a thorough review of other business combination opportunities reasonably available to FTAC, that the proposed Business Combination represents the best potential business combination for FTAC and the most attractive opportunity for FTAC’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and the FTAC Board’s belief that such process has not presented a better alternative; and

•

Negotiated Transaction. The FTAC Board considered the terms and conditions of the Merger Agreement and the related agreements and the transactions contemplated thereby, including the Merger, each party’s representations, warranties and covenants, the conditions to each party’s obligation to consummate the Transaction and the termination provisions as well as the strong commitment by both PGHL and FTAC to complete the Transaction. The FTAC Board also considered the financial and other terms of the Merger Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between FTAC and PGHL.

The FTAC Board also considered a variety of uncertainties, risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

•	Macroeconomic Risks. Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic, and the effects it could have on the combined company’s revenues;

•	Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

•

Costs Savings and Growth Initiatives May Not be Achieved. The risk that the cost savings and growth initiatives of Paysafe’s long-term growth strategy may not be fully achieved or may not be achieved within the expected timeframe;

•

Regulation. The risk that changes in the regulatory and legislative landscape or new industry developments, including changes in market prices, may adversely affect the business benefits anticipated to result from the Business Combination;

•

Redemption Risk. The potential that a significant number of FTAC Stockholders elect to redeem their shares of FTAC Class A Common Stock prior to the consummation of the Business Combination and pursuant to FTAC’s second amended and restated certificate of incorporation, which would potentially make the Business Combination more difficult or impossible to complete;

•	Stockholder Vote. The risk that FTAC Stockholders may fail to provide the respective votes necessary to effect the Business Combination;

•	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within FTAC’s control;

•

Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;

•

Listing Risks. The challenges associated with preparing the Company, a private entity, for the applicable disclosure and listing requirements to which the Company will be subject as a publicly traded company on the NYSE;

•

Liquidation of FTAC. The risks and costs to FTAC if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in FTAC being unable to effect an initial business combination by August 21, 2022;

•	No Third-Party Valuation. The risk that the FTAC Board did not obtain a third-party valuation or fairness opinion in connection with the Business Combination; and

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

In addition to considering the factors described above, the FTAC Board also considered other factors including, without limitation:

•	Interests of Certain Persons. Some officers and directors of FTAC have interests in the Business Combination. See “—Interests of Certain Persons in the Business Combination”; and

•	Other Risks Factors. Various other risk factors associated with the business of Paysafe, as described in the section entitled “Risk Factors.”

The FTAC Board concluded that the potential benefits that it expected FTAC and the FTAC Stockholders to achieve as a result of the Business Combination outweighed the potentially negative and other factors associated with the Business Combination. The FTAC Board also noted that the FTAC Stockholders would have a substantial economic interest in the combined company (depending on the level of FTAC Stockholders that sought redemption of shares of FTAC Class A Common Stock into cash). Accordingly, the FTAC Board unanimously, among those voting, determined that the Business Combination and the transactions contemplated by the Merger Agreement, were advisable and in the best interests of FTAC and its stockholders.

Unaudited Prospective Financial Information

The unaudited prospective financial information set forth below is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year.

While presented in this proxy statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Paysafe’s or FTAC’s senior management, including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” Paysafe and FTAC believe the assumptions in the prospective financial information were reasonable at the time the financial information was prepared in September 2020, given the information that Paysafe and FTAC had at the time. However, important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to Paysafe’s business, industry performance, the regulatory environment, and general business and economic conditions. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. The unaudited prospective financial information was not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information but, in the view of Paysafe’s and FTAC’s senior management, was prepared on a reasonable basis, reflected the best available estimates and judgments at the time of preparation, and presented, to the best of Paysafe and FTAC senior management’s knowledge and belief, the expected course of action and the expected future financial performance of Paysafe. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither the Company’s nor FTAC’s respective independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information prepared by Paysafe and FTAC contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

Except as required by applicable securities laws, neither Paysafe nor FTAC intends to make publicly available any update or other revision to the prospective financial information. The prospective financial information does not take into account any circumstances or events occurring after the date that such information was prepared. Neither Paysafe, FTAC nor any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any FTAC shareholder or any other person regarding ultimate performance compared to the information contained in the prospective financial information or that financial and operating results will be achieved.

Although certain of the measures included in the prospective financial information have not been prepared in accordance with GAAP, the prospective financial information is being disclosed to comply with the anti-fraud and other liability provisions of the federal securities laws and, as such, the financial measures included therein are excluded from the definition of non-GAAP financial measures under applicable SEC rules and are therefore not subject to Item 10(e) of Regulation S-K and Regulation G. Accordingly, neither Paysafe nor FTAC have provided a reconciliation of the financial measures.

Unaudited Prospective Financial Information Prepared by Paysafe

Prior to approval by the FTAC Board of the Transactions and the execution of the Merger Agreement and the Related Agreements, Paysafe’s senior management prepared and provided to FTAC certain internal, forward-looking, unaudited prospective financial information, for the years ended December 31, 2020 through 2023 in connection with the FTAC Board’s evaluation of the Business Combination. Paysafe does not as a matter of course make public projections as to future revenue, earnings or other results. Paysafe’s senior management prepared such financial information based on its judgement and assumptions regarding the future financial performance of Paysafe. The inclusion of the below information should not be regarded as an indication that Paysafe, FTAC or any other recipient of this information considered or now considers it to be necessarily predictive of actual future results. These financial projections, if at all, should only be evaluated together with the historic information and any other information provided in this proxy statement/prospectus.

The following table sets forth certain summarized prospective financial information for Paysafe as prepared by Paysafe senior management for 2021, 2022 and 2023:

(USD in millions)	2021E	2022E	2023E
Volume	$102,903	$117,766	$135,107
Revenue	$1,523	$1,686	$1,881
Adjusted EBITDA(1)	$501	$580	$669

The following table sets forth the same summarized prospective financial information related to Adjusted EBITDA for Paysafe for 2021, 2022 and 2023, except such projections show Paysafe senior management’s upside case:

(USD in millions)	2021E	2022E	2023E
Adjusted EBITDA(1)	$561	$655	$744

(1)

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, impairment expense on intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiary and other assets, net, and other income/(expense), net. For further details on the limitations of this measure and why management uses it, see the section entitled “Paysafe’s Management’s Discussion and Analysis of Financial Condition and Results of Operation—Non-GAAP Financial Measure.”

Our projections do not give effect to certain recurring costs that we expect to incur in periods after we have become a public company, including additional headcount in finance and accounting, investor relations and legal functions, board fees, D&O insurance, stock exchange fees and similar costs. We currently estimate that these recurring public company costs will range from approximately $6 million to $8 million annually.

The foregoing projections were prepared using a number of assumptions, including the following:

•

Volume projections for each segment have been made, taking into account expected COVID-19 recovery with regards to global macro-economies and Paysafe in particular. Current and future product mix, geographic trends and expansions and overall organic growth assumptions have been taken into account, among other factors.

•	In order to derive net revenue, historical and projected take rates for each segment were considered including pricing and fee structures, product mix implications and other factors.

•

Margin projections are based on current and predicted trends and product mix, and is driven by costs relating to processing and scheme fees, residual and commission costs, distributors fees and other cost of sales drivers, taking into account their relevance within each business segment.

•

In addition, other drivers to profitability including operating expenditures were forecasted by using trends and projections relating to staff costs and bonuses, credit losses, marketing and advertising expenditures, IT costs and other cost drivers.

•

Best estimates were used for known revenue- and cost-focused projects and initiatives that are in motion and expected to be completed during the projection periods to identify timing and benefit during the projection period.

•	In making the above mentioned forecast assumptions, the Company also leveraged externally published reports.

Unaudited Prospective Financial Information Prepared by FTAC

FTAC management prepared certain forward-looking, unaudited prospective financial information with respect to Paysafe, for the years December 31, 2024 through 2026, in connection with the FTAC Board’s evaluation of the Business Combination. Such projections were prepared by FTAC management assuming that revenue and Adjusted EBITDA of Paysafe would continue to grow at the same rates as implied by the unaudited prospective financial information prepared by Paysafe referred to above.

Neither Paysafe nor its board were involved in the preparation of (and were not provided with), and have not compiled, examined, reviewed or performed any procedures with respect to, the unaudited prospective financial information prepared by FTAC management. Paysafe management does not and has not expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, such prospective financial information.

The following table sets forth certain summarized prospective financial information for Paysafe as prepared by FTAC management for 2024, 2025 and 2026.

(USD in millions)	2024E	2025E	2026E
Revenue	$2,090	$2,325	$2,588
Adjusted EBITDA(1)	$763	$870	$993

(1)

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, impairment expense on intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiary and other assets, net, and other income/(expense), net. For further details on the limitations of this measure and why management uses it, see the section entitled “Paysafe’s Management’s Discussion and Analysis of Financial Condition and Results of Operation—Non-GAAP Financial Measure.”

Satisfaction of 80% Test

It is a requirement under the FTAC Charter that any business acquired by FTAC have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an Initial Business Combination (excluding the deferred underwriting discount held in, and taxes payable on the income earned on, the Trust Account). This requirement is measured at the time of the execution of the definitive agreement only.

As of December 7, 2020, the date of the execution of the Merger Agreement, the balance of the funds in the Trust Account, less the items described above, was approximately $1.467 billion and 80% thereof represents approximately $1.173 billion. In reaching its conclusion on the 80% asset test, the FTAC Board used as a fair market value the $9.0 billion enterprise value for the Paysafe Parties, which was implied based on the terms of the Business Combination agreed to by parties in negotiating the Merger Agreement. The parties to the Merger Agreement considered factors such as the historical financial results of the Paysafe Parties, the future growth outlook and financial plan, as well as valuations and trading of publicly traded companies in similar and adjacent sectors.

The FTAC Board believes that because of the financial skills and background of its directors, it was qualified to conclude that the acquisition of the Paysafe Parties met the 80% requirement as of December 7, 2020. Based on the fact that the $9.0 billion fair market value of the Paysafe Parties as described above, is in excess of the threshold of approximately $1.173 billion, representing 80% of the balance of the funds in the Trust Account (less the items described above), the FTAC board determined that the fair market value of the Paysafe Parties at the time of the execution of the Merger Agreement was substantially in excess of 80% of the funds in the Trust Account and that the 80% test was met.

Interests of FTAC’s Directors and Officers in the Business Combination

In considering the recommendation of the FTAC Board to vote “FOR” the Business Combination Proposal, stockholders should keep in mind that, whether the Business Combination is consummated or not, FTAC’s Initial Stockholders, including its directors and executive officers, have interests in such proposal that are different from, or in addition to, those of FTAC Stockholders generally. In particular:

•

If the Transactions or another business combination are not consummated by August 21, 2022, FTAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the FTAC Board, dissolving and liquidating. In such event, the 36,675,836 initial shares held by the Founder would be worthless because the holders thereof are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of approximately $                 based upon the closing price of $                 per share on the NYSE on                 , 2021, the record date for the Special Meeting.

•

The Founder purchased an aggregate of 20,893,780 Private Placement Warrants from FTAC for an aggregate purchase price of $31,340,669 (or $1.50 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of the FTAC IPO. A portion of the proceeds FTAC received from these purchases were placed in the Trust Account. Such warrants had an aggregate market value of approximately $                 based upon the closing price of $                 per share on the NYSE on                 , 2021, the record date for the Special Meeting. The Private Placement Warrants will become worthless if FTAC does not consummate a business combination by August 21, 2022.

•

                ,                 ,                  and                  will become directors of the Company after the closing of the Transactions. As such, in the future each will receive any cash fees, stock options or stock awards that the Company Board determines to pay to its executive and non-executive directors.

•

FTAC has entered into (i) Subscription Agreements with the FNF Subscribers and Cannae LLC for $500,000,000 (in the aggregate) and $350,000,000, respectively; and (ii) the Forward Purchase with Cannae Holdings for $150,000,000. In connection with such subscriptions, the FNF Subscribers and Cannae Holdings will each receive a placement fee of 1.6% of the purchase price each such PIPE Investor will pay to the Company at closing (equal to $8,000,000 (in the aggregate) with respect to the FNF Subscribers and $5,600,000 with respect to Cannae Holdings), in each case, for the issuance of Company Common Shares pursuant to the Subscription Agreement upon the consummation of the Business Combination. Such fees match the placement fees (on a percentage basis) to be received by the placement agents with respect to the PIPE Investment by the other PIPE Investors and the placement agents will receive no placement fees with respect to the PIPE Investment by the FNF Subscribers or Cannae Holdings. Each of the directors of FTAC also serves as a director of Cannae

Holdings and each of the officers of FTAC are also officers of Cannae Holdings. Mr. Foley also serves on the board of directors of Fidelity National Financial, Inc. and Ms. Meinhardt and Mr. Gravelle are also officers of Fidelity National Financial, Inc. Upon the consummation of the Business Combination, the Founder will hold approximately 4.0%, the FNF Subscribers will hold approximately 7.0% and Cannae LLC will hold approximately 7.0% of the Company Common Shares (in each case, assuming no redemptions).

•

If FTAC is unable to complete a business combination within the completion window, its executive officers will be personally liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by FTAC for services rendered or contracted for or products sold to FTAC. If FTAC consummates a business combination, on the other hand, the Company will be liable for all such claims.

•

FTAC’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on FTAC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if FTAC fails to consummate a business combination within the completion window, they will not have any claim against the trust account for reimbursement. Accordingly, FTAC may not be able to reimburse these expenses if the Transactions or another business combination, are not completed within the completion window.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Material Tax Considerations

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations for holders of FTAC Class A Common Stock and Non-Founder FTAC Warrants (collectively, the “FTAC securities”) of (i) the Merger and related transactions, (ii) electing to have shares of FTAC Class A Common Stock redeemed for cash if the Merger is completed, and (iii) the ownership and disposition of Company Common Shares and Company Warrants (collectively, the “Company’s securities”) acquired pursuant to the Merger and related transactions. This discussion only applies to holders of FTAC securities that hold their FTAC securities, and will hold their Company’s securities, as capital assets for U.S. federal income tax purposes and does not describe all of the tax consequences that may be relevant to holders of FTAC securities in light of their particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, such as:

•	banks, thrifts, mutual funds and other financial institutions or financial services entities;

•	insurance companies;

•	tax-exempt organizations, pension funds or governmental organizations;

•	regulated investment companies and real estate investment trusts;

•	United States expatriates and former citizens or former long-term residents of the United States;

•	persons that acquired securities pursuant to an exercise of employee share options, in connection with employee incentive plans or otherwise as compensation;

•	dealers or traders subject to a mark-to-market method of tax accounting with respect to the FTAC securities or the Company’s securities;

•	brokers or dealers in securities or foreign currency;

•	individual retirement and other deferred accounts;

•	persons holding their FTAC securities as part of a “straddle,” hedge, conversion, constructive sale or other risk reducing transactions;

•	persons who purchase or sell their shares as part of a wash sale for tax purposes;

•	grantor trusts;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;

•	holders that are “controlled foreign corporations” or “passive foreign investment companies,” referred to as “PFICs,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax;

•

a person required to accelerate the recognition of any item of gross income with respect to FTAC securities or Company’s securities as a result of such income being recognized on an applicable financial statement;

•	U.S. holders actually or constructively owning 5% or more of the FTAC Class A Common Stock or the Company Common Shares; or

•	a person who owns or is deemed to own 10% or more (by vote or value) of the equity of FTAC or Paysafe.

This discussion does not consider the tax treatment of entities that are partnerships or other pass-through entities for U.S. federal income tax purposes or persons who hold our securities through such entities. If a partnership or other pass-through entity for U.S. federal income tax purposes is the beneficial owner of FTAC securities, the U.S. federal income tax treatment of partners of the partnership will generally depend on the status of the partners and the activities of the partner and the partnership.

This discussion also does not address or consider the tax treatment of the Founder FTAC Warrant Recapitalization or the LLC Contribution. This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not take into account potential suggested or proposed changes in such tax laws which may impact the discussion below and does not address any aspect of State, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes. Each of the foregoing is subject to change, potentially with retroactive effect. Holders of FTAC securities and of Company’s securities are urged to consult their tax advisors with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any State, local or non-U.S. jurisdiction.

Tax Treatment of Paysafe

Treatment of Paysafe as a Non-U.S. Corporation for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under the generally applicable U.S. federal income tax rules, Paysafe, which is not a corporation created or organized in the United States or under the laws of the United States or any State but is instead a Bermuda incorporated entity, would generally be classified as a non-U.S. corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that Paysafe should be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, Paysafe would be liable for U.S. federal income tax on its income just like any other U.S. corporation and certain distributions made by Paysafe to Non-U.S. holders of Company Common Shares would be subject to U.S. withholding tax.

The Section 7874 rules are complex and require analysis of all relevant facts, and there is limited guidance as to their application. Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, be subject to U.S. federal income tax on its worldwide income) if (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding stock of the U.S. corporation), (2) the non-U.S. corporation’s “expanded affiliated group” does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities, and (3) the shareholders of the acquired U.S. corporation before the acquisition hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the acquired U.S. corporation (the “80% Ownership Test”).

Based on the complex rules for determining share ownership under Section 7874 of the Code and certain factual assumptions, former holders of FTAC Class A Common Stock are expected to be treated as holding less than 80% (by both vote and value) of Company Common Shares by reason of their former ownership of FTAC Class A Common Stock, and therefore Paysafe is not expected to satisfy the 80% Ownership Test. As a result, Paysafe is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. However, whether the 80% Ownership Test has been satisfied must be finally determined after the completion of the Merger. Furthermore, the interpretation of Treasury Regulations relating to the 80% Ownership Test is subject to uncertainty, and there is limited guidance regarding their application. In addition, changes to the rules in Section 7874 of the Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect Paysafe’s status as a non-U.S. entity for U.S. federal income tax purposes. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

Treatment of Paysafe as a “Surrogate Foreign Corporation” for U.S. Federal Income Tax Purposes

In addition to the potential U.S. federal income tax consequences discussed above, Section 7874 can also apply to limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, cause dividends paid by the non-U.S. acquiring corporation to not be treated as “qualified dividend income,” and may subject the U.S. affiliates (including the acquired U.S. corporation) of the non-U.S. acquiring corporation to additional taxes under Section 59A of the Code (as discussed below). These limitations will potentially apply if: (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding stock of the U.S. corporation), (2) the non-U.S. corporation’s “expanded affiliated group” does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities, and (3) the shareholders of the acquired U.S. corporation before the acquisition hold at least 60% (but less than 80%), by either vote or value, of the shares of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the acquired U.S. corporation (the “60% Ownership Test”).

If each of these conditions is met, then the taxable income of the U.S. corporation (and any U.S. person considered to be related to the U.S. corporation pursuant to applicable rules) for any given year, within a period beginning on the first date the U.S. corporation’s properties were acquired directly or indirectly by the non-U.S. acquiring corporation and ending 10 years after the last date the U.S. corporation’s properties were acquired, will be no less than that person’s “inversion gain” for that taxable year. A person’s inversion gain includes gain from the transfer of shares or any other property (other than property held for sale to customers) and income from the license of any property that is either transferred or licensed as part of the acquisition or after the acquisition to a non-U.S. related person. In general, the effect of this provision is to deny the use of net operating losses, foreign tax credits or other tax attributes to offset the inversion gain. Further, the Tax Cuts and Jobs Act (the “TCJA”) imposed additional requirements on a U.S. corporation that has failed the substantial business activities test and met the 60% ownership test, including that such U.S. corporation must include, as base erosion payments that may be subject to a minimum tax, any amounts treated as reductions in gross income paid to a related foreign person within the meaning of Section 59A of the Code. The TCJA also precludes dividends paid by the non-U.S. acquiring corporation to qualify for a reduced rate of tax as “qualified dividend income,” discussed below under “—U.S. Holders—Taxation of Distributions” when such dividends are received by stockholders of the non-U.S. acquiring corporation.

Based on the complex rules for determining share ownership under Section 7874 of the Code and certain factual assumptions, former holders of FTAC Class A Common Stock are expected to be treated as holding less than 60% (by both vote and value) of Company Common Shares by reason of their former ownership of FTAC Class A Common Stock, and therefore Paysafe is not expected to satisfy the 60% Ownership Test. Accordingly, the limitations and other rules described above are not expected to apply to Paysafe or its U.S. affiliates, including FTAC, after the Merger. However, whether the 60% Ownership Test has been satisfied must be finally determined after the completion of the Merger, by which time there could be adverse changes to the relevant facts and circumstances. Furthermore, the interpretation of Treasury Regulations relating to the 60% Ownership Test is subject to uncertainty, and there is limited guidance regarding their application, such that any changes to the rules in Section 7874 of the Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect Paysafe and its U.S. affiliates, including FTAC. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

U.S. Holders

For purpose of this discussion, a “U.S. holder” is a beneficial owner of FTAC securities or Company’s securities who or that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

ALL HOLDERS OF FTAC SECURITIES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE TRANSACTIONS TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

The Merger

Subject to the discussions below of Non-Founder FTAC Warrants and Section 367(a) of the Code, the surrender by FTAC Stockholders of FTAC Class A Common Stock and the acquisition of Company Common Shares by holders of FTAC Class A Common Stock in exchange therefor resulting from the Merger, taken together with the related transactions, should qualify as a transfer of property to a corporation in exchange for stock qualifying for non-recognition of gain or loss under Section 351(a) of the Code (a “Section 351 Exchange”). Paysafe will receive an opinion from Simpson Thacher and FTAC will receive an opinion from Weil (such opinions, together, the “Tax Opinions”) to the effect that (1) the exchange by holders of FTAC Class A Common Stock of FTAC Class A Common Stock and the acquisition of Company Common Shares by holders of FTAC Class A Common Stock solely in exchange therefor resulting from the Merger, taken together with related transactions, should qualify as a Section 351 Exchange, and (2) Section 367(a) of the Code should not cause Paysafe not to be treated as a corporation for purposes of recognizing gain with respect to the surrender by holders of FTAC Class A Common Stock of FTAC Class A Common Stock and the acquisition of Company Common Shares by holders of FTAC Class A Common Stock in exchange therefor resulting from the Merger. Receipt of the Tax Opinions is not a condition to the obligations of FTAC, PGHL and other parties to the Merger Agreement to complete the transactions under the Merger Agreement. Such Tax Opinions are based upon representations, warranties and covenants provided by FTAC, PGHL and other relevant parties and certain assumptions, all of which must continue to be true and accurate as of the effective time of the Merger. In addition, the Tax Opinions are subject to certain qualifications and limitations as set forth in the Tax Opinions. If any of the assumptions, representations, warranties or covenants upon which the Tax Opinions are based are inconsistent with the actual facts, the Tax Opinions could be invalid. Although Simpson Thacher and Weil will each deliver an opinion regarding the U.S. federal income tax treatment of the surrender by holders of FTAC Class A Common Stock of FTAC Class A Common Stock and the acquisition of Company Common Shares by holders of FTAC Class A Common Stock in exchange therefor resulting from the Merger and the related transactions, given the complex nature of the tax rules applicable to the Merger and the related transaction and the absence of authorities directly on point or an advance ruling from the IRS, the conclusions to be stated in the Tax Opinions are not free from doubt, and there is a risk that the IRS could take a contrary position to those described in the Tax Opinion and that a court will agree with such contrary position in the event of litigation.

U.S. holders exchanging FTAC Class A Common Stock for Company Common Shares

A U.S. holder that owns only shares of FTAC Class A Common Stock but not Non-Founder FTAC Warrants and that exchanges such FTAC Class A Common Stock for Company Common Shares as a result of the Merger and related transactions generally should not recognize gain or loss. The aggregate tax basis for U.S. federal income tax purposes of the Company Common Shares received by such U.S. holder should be the same as the aggregate adjusted tax basis of the FTAC Class A Common Stock exchanged therefor. For U.S. federal income tax purposes the holding period of the Company Common Shares received by such U.S. holder will include the period during which the shares of FTAC Class A Common Stock exchanged therefor were held by such U.S. holder.

U.S. holders whose Non-Founder FTAC Warrants become Company Warrants

A U.S. holder that owns only Non-Founder FTAC Warrants but not FTAC Class A Common Stock and whose Non-Founder FTAC Warrants convert into Company Warrants should recognize gain or loss upon conversion of Non-Founder FTAC Warrants into Company Warrants equal to the difference between the fair market value of the Company Warrants received and such U.S. holder’s adjusted tax basis in such U.S. holder’s Non-Founder FTAC Warrants. A U.S. holder’s tax basis in Company Warrants deemed received in the Merger and related transactions will equal the fair market value of such Company Warrants. A U.S. holder’s holding period in such U.S. holder’s Company Warrants should begin on the day after the Merger.

U.S. holders exchanging FTAC Class A Common Stock and Non-Founder FTAC Warrants for Company Common Shares and Company Warrants

A U.S. holder that receives Company Common Shares in exchange for such U.S. holder’s FTAC Class A Common Stock and whose Non-Founder FTAC Warrants convert to Company Warrants in the Merger and related transactions should recognize gain (if any) with respect to such shares of FTAC Class A Common Stock and Non-Founder FTAC Warrants held immediately prior to the Merger in an amount equal to the lesser of (i) the excess (if any) of the fair market value of such Company Common Shares and Company Warrants over such U.S. holder’s tax basis in such FTAC Class A Common Stock and Non-Founder FTAC Warrants or (ii) the fair market value of such Company Warrants. Any loss realized by a U.S. holder would not be recognized.

Gain, if any, described in the previous paragraph that is recognized by a U.S. holder will generally be long-term capital gain to the extent it is allocated to exchanged FTAC Class A Common Stock or Non-Founder FTAC

Warrants converted pursuant to their terms into Company Warrants that were held by such U.S. holder for more than one year at the time of the Merger. A U.S. holder should be able to “tack on” the U.S. holder’s holding period in the exchanged FTAC Class A Common Stock to such U.S. holder’s holding period in its Company Common Shares received in exchange therefor. A U.S. holder’s holding period in the Company Warrants received pursuant to the conversion of the Non-Founder FTAC Warrants should begin on the day after the Merger.

Section 367(a)

Section 367(a) of the Code and the Treasury Regulations promulgated thereunder impose certain additional requirements for qualifying under Section 351 of the Code with respect to transactions where a U.S. person transfers stock or securities in a U.S. corporation to a foreign corporation in exchange for stock or securities in a foreign corporation. U.S. holders of FTAC Class A Common Stock will be deemed to transfer shares of such stock to Paysafe in exchange for Company Common Shares, so that these requirements will apply.

In general, for an exchange of FTAC Class A Common Stock for Company Common Shares by a U.S. holder in the Merger to meet these additional requirements, certain reporting requirements must be satisfied and each of the following conditions must be met: (i) no more than 50% of both the total voting power and the total value of the stock of Paysafe is received in the exchange, in the aggregate, by “U.S. transferors” (as defined in the Treasury Regulations and computed taking into account direct, indirect and constructive ownership); (ii) no more than 50% of each of the total voting power and the total value of the stock of Paysafe is owned, in the aggregate, immediately after the exchange by “U.S. persons” (as defined in the Treasury Regulations) that are either officers or directors or “five-percent target shareholders” (as defined in the Treasury Regulations and computed taking into account direct, indirect and constructive ownership) of FTAC; (iii) either (A) the U.S. holder is not a “five-percent transferee shareholder” (as defined in the Treasury Regulations and computed taking into account direct, indirect and constructive ownership) of Paysafe or (B) the U.S. holder is a “five-percent transferee shareholder” of Paysafe and enters into an agreement with the IRS to recognize gain on the transferred shares under certain circumstances; and (iv) the “active trade or business test” as defined in Treasury Regulations Section 1.367(a)-3(c)(3) is satisfied. The active trade or business test generally requires (A) Paysafe to be engaged in an “active trade or business” outside of the U.S. for the 36-month period immediately before the transfer and neither the transferors nor Paysafe to have an intention to substantially dispose of or discontinue such trade or business and (B) the fair market value of Paysafe to be at least equal to the fair market value of FTAC, as specifically determined for purposes of Section 367 of the Code, at the time of the transfer. It is currently expected that conditions (i), (ii), and (iv) will be met and that, as a result, the Merger and related transactions will not fail to satisfy the applicable requirements under Section 367 of the Code on account of such conditions. It should be noted, however, that there is limited guidance regarding the application of these requirements to facts similar to the Merger. In addition, the determination of whether Section 367(a) of the Code will apply to holders of FTAC Class A Common Stock cannot be made until the Merger is completed. Accordingly, there can be no assurance that Section 367(a) of the Code will not apply to U.S. holders of FTAC Class A Common Stock that participate in the Merger.

If the surrender by FTAC Stockholders of FTAC Class A Common Stock and the acquisition of Company Common Shares by holders of FTAC Class A Common Stock in exchange therefor resulting from the Merger, taken together with the related transactions, are not treated as a transfer of property to a corporation in exchange for stock qualifying for non-recognition of gain or loss under Section 351(a) of the Code or are treated as a transfer described in Section 351(a) of the Code but it is determined that Section 367(a) of the Code applies to the transfer of FTAC Class A Common Stock, then a U.S. holder would generally recognize gain, if any, in an amount equal to the excess of (i) the fair market value of the Company Common Shares (and, if such FTAC Stockholders also hold Non-Founder FTAC Warrants that pursuant to the terms of the Non-Founder FTAC Warrants convert into Company Warrants, the converted Company Warrants) received over (ii) such holder’s adjusted tax basis in such FTAC Class A Common Stock (and Non-Founder FTAC Warrants, if any). Any such gain would be capital gain, and generally would be long-term capital gain if the U.S. holder’s holding period for the FTAC Class A Common Stock (and Non-Founder FTAC Warrants, if any) exceeded one year at the time of the Merger. The U.S. holder would not recognize any loss in such holder’s FTAC Class A Common Stock (and Non-Founder FTAC Warrants, if any) and would not be permitted to net any such losses against any gain recognized with respect to other shares of FTAC Class A Common Stock (and Non-Founder FTAC Warrants, if any). The consequences of an exchange of Non-Founder FTAC Warrant in the Merger by a U.S. holder of Non-Founder FTAC Warrants that does not also hold FTAC Class A Common Stock will be as described above under “—U.S. holders whose Non-Founder FTAC Warrants become Company Warrants.”

Redemption of FTAC Class A Common Stock Pursuant to the FTAC Stockholder Redemption

In the event that a U.S. holder’s shares of FTAC Class A Common Stock are redeemed for cash pursuant to the FTAC Stockholder Redemption, the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the FTAC Class A Common Stock under Section 302 of the Code. Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of FTAC Class A Common Stock treated as held by the U.S. holder relative to all of the shares of FTAC Class A Common Stock outstanding both before and after the redemption. For this purpose, the shares outstanding after the redemption should take into account shares owned by Paysafe as a result of the Merger.

The redemption of FTAC Class A Common Stock generally will be treated as a sale of the FTAC Class A Common Stock (rather than as a corporate distribution) if the redemption (i) results in a “complete termination” of the U.S. holder’s interest in FTAC, (ii) is “substantially disproportionate” with respect to the U.S. holder or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder generally should take into account not only FTAC Class A Common Stock actually owned by the U.S. holder, but also FTAC Class A Common Stock constructively owned by it including, as appropriate, shares owned by Paysafe after the Merger. A U.S. holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any shares the U.S. holder has a right to acquire by exercise of an option, which would generally include FTAC Class A Common Stock or Company Common Shares which could be directly or constructively acquired pursuant to the exercise of Non-Founder FTAC Warrants or Company Warrants.

There will be a complete termination of a U.S. holder’s interest if either (i) all of the FTAC Class A Common Stock actually and constructively owned by the U.S. holder is redeemed or (ii) all of the FTAC Class A Common Stock actually owned by the U.S. holder is redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. holder does not constructively own any other shares. In order to meet the “substantially disproportionate” test, the percentage of outstanding voting stock actually or constructively owned by a U.S. holder immediately following the redemption generally must be less than 80% of the voting stock actually or constructively owned by such U.S. holder immediately prior to the redemption. The redemption of the FTAC Class A Common Stock will not be essentially equivalent to a dividend if a U.S. holder’s redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in FTAC. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in FTAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” U.S. holders should consult with their tax advisors as to the tax consequences of a redemption.

If the redemption qualifies as a sale of stock by the U.S. holder under Section 302 of the Code, the U.S. holder would generally be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the FTAC Class A Common Stock redeemed. Such gain or loss generally would be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. holder’s tax basis in such holder’s FTAC Class A Common Stock generally will equal the cost of such shares.

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in such U.S. holder’s FTAC Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the FTAC Class A Common Stock.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax consequences could apply to a U.S. holder if Paysafe is treated as a PFIC for any taxable year during which the U.S. holder holds Company Common Shares. A non-U.S. corporation, such as Paysafe, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For purposes of the PFIC income test and asset test described above, if Paysafe owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Paysafe will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Paysafe is not currently expected to be treated as a PFIC for U.S. federal income tax purposes for the taxable year of the Merger or for foreseeable future taxable years. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. There can be no assurance that Paysafe will not be treated as a PFIC for any taxable year.

If Paysafe were to be treated as a PFIC, U.S. holders holding Company Common Shares could be subject to certain adverse U.S. federal income tax consequences with respect to gain realized on a taxable disposition of such shares (or shares of any Paysafe subsidiaries that are PFICs) and certain distributions received on such shares (or shares of any Paysafe subsidiaries that are PFICs). Certain elections (including a mark-to-market election) may be available to U.S. holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to their investment in Company Common Shares.

Taxation of Distributions

A U.S. holder generally will be required to include in gross income the amount of any cash distribution paid on the Company Common Shares treated as a dividend. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Paysafe’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by Paysafe will be taxable to a corporate U.S. holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. holder’s basis in such holder’s shares (but not below zero), and any excess will be treated as gain from the sale or exchange of such shares as described below under “—U.S. Holders—Gain or Loss on Sale, Taxable Exchange or

Other Taxable Disposition of Company Common Shares and Company Warrants.” It is not expected that Paysafe will determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend.

Any dividends received by a U.S. holder (including any withheld taxes) will be includable in such U.S. holder’s gross income as ordinary income on the day actually or constructively received by such U.S. holder. Such dividends received by a non-corporate U.S. holder will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. holders, certain dividends, referred to as “qualified dividend income,” received from a “qualified foreign corporation” may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the United States Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. A foreign corporation is also treated as a “qualified foreign corporation” with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that Company Common Shares, which are intended to be listed on the NYSE, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that Company Common Shares will be considered readily tradable on an established securities market in later years or that Paysafe will be eligible for the benefits of such a treaty. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of Paysafe’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from Paysafe if it is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company Rules” above) or if Paysafe is treated as a surrogate foreign corporation after the completion of the Merger see “—Tax Treatment of Paysafe—Treatment of Paysafe as a ‘Surrogate Foreign Corporation’ for U.S. Federal Income Tax Purposes” above.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Company Common Shares and Company Warrants

Upon a sale or other taxable disposition of Company Common Shares or Company Warrants and subject to the PFIC rules discussed above, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the Company Common Shares or Company Warrants.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Company Common Shares or Company Warrants so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its Company Common Shares or Company Warrants so disposed of. A U.S. holder’s adjusted tax basis in its Company Common Shares generally will equal the U.S. holder’s acquisition cost of the FTAC Class A Common Stock or Non-Founder FTAC Warrants exchanged therefor, reduced by the amount, if any, by which the value of the Company Warrants received in such exchange exceeds the gain such U.S. holder recognized on such exchange (see “—U.S. Holders—Merger” above) or, as discussed below, the U.S. holder’s initial basis for Company Common Shares received upon exercise of Company Warrants, less, in either case, any prior distributions on the Company Common Shares treated as a return of capital. A U.S. holder’s adjusted tax basis in its Company Warrants generally will be equal to the fair market value of such Company Warrants at the time of the Merger.

Exercise or Lapse of a Company Warrant

Except as discussed below with respect to the cashless exercise of a Company Warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of a Company Common Share on the exercise of a Company Warrant for cash. A U.S. holder’s tax basis in a Company Common received upon exercise of the Company Warrant generally will be an amount equal to the sum of the U.S. holder’s tax basis in the Non-Founder FTAC Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for a Company Common Share received upon exercise of the Company Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Company Warrant and will not include the period during which the U.S. holder held the Company Warrant. If a Company Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in such Company Warrant.

The tax consequences of a cashless exercise of a Company Warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. holder’s basis in the Company Common Shares received would equal the holder’s basis in the Company Warrants exercised therefore. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Company Common Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Company Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Company Common Shares would include the holding period of the Company Warrants exercised therefore. It is also possible that a cashless exercise of a Company Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder would recognize gain or loss with respect to the portion of the exercised Company Warrants treated as converted to pay the exercise price of the Company Warrants (the “converted Company Warrants”). The U.S. holder would recognize capital gain or loss with respect to the converted Company Warrants in an amount generally equal to the difference between (i) the fair market value of the Company Common Shares that would have been received with respect to the converted Company Warrants in a regular exercise of the Company Warrants and (ii) the sum of the U.S. holder’s tax basis in the converted Company Warrants and the aggregate cash exercise price of such Warrants (if they had been exercised in a regular exercise). In this case, a U.S. holder’s tax basis in the Company Common Shares received would equal the U.S. holder’s tax basis in the Company Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the converted Company Warrants. A U.S. holder’s holding period for the Company Common Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Company Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of Company Warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Company Warrants.

Possible Constructive Distributions

The terms of each Company Warrant provide for an adjustment to the number of Company Common Shares for which the Company Warrant may be exercised or to the exercise price of the Company Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Company Warrant would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Company Common Shares that would be obtained upon exercise of such Company Warrant) as a result of a distribution of cash to the holders of the Company Common Shares which is taxable to the U.S. holders of such shares as described under “—Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such Company Warrant received a cash distribution from the Company equal to the fair market value of such increased interest.

Non-U.S. Holders

This section applies to a Non-U.S. holder. A “Non-U.S. holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of FTAC securities or Company’s securities who or that is not a U.S. holder, including:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•	a foreign corporation; or

•	a foreign estate or trust;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. A holder that is such an individual should consult its tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of Company’s securities.

The characterization for U.S. federal income tax purposes of the redemption of a non-U.S. holder’s FTAC Class A Common Stock generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder’s FTAC Class A Common Stock, as described above. Subject to the discussion below under “—FATCA,” to the extent that the redemption of a Non-U.S. holder’s FTAC Class A Common Stock is characterized as a dividend for U.S. federal income tax purposes, any Non-U.S. holder generally will be subject to U.S. withholding tax at a 30% rate or a lower applicable tax treaty rate. To the extent that the redemption of a Non-U.S. holder’s FTAC Class A Common Stock is characterized as a sale for U.S. federal income tax purposes, any redeeming Non-U.S. holder will generally not be subject to U.S. federal income tax on any gain recognized as a result of the redemption or be able to utilize a loss in computing U.S. federal income tax liability unless one of the exceptions described below applies.

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. holder in respect to Company Common Shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States). In addition, a Non-U.S. holder generally will not be subject to U.S. federal income tax on any gain (or be able to utilize for such purpose a loss) attributable to a sale or other disposition of Company Common Shares or Company Warrants unless such gain (or loss) is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States). In addition, special rules may apply to a Non-U.S. holder that is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met. Holders that are such an individual should consult their tax advisors regarding the U.S. federal income tax consequences of the sale or other disposition of Company’s securities.

Dividends and gains that are effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in the case of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. holder’s exercise of a Company Warrant, or the lapse of a Company Warrant held by a Non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a Company Warrant by a U.S. holder, as described under “—U.S. Holders—Exercise or Lapse of a Company Warrant,” above, however, a Non-U.S. holder will not be able to utilize a loss recognized upon lapse of a Company Warrant against the Non-U.S. holder’s U.S. federal income tax liability unless the loss is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if an income tax treaty applies, is attributable to a permanent establishment or fixed base in the United States) or is treated as a U.S.-source loss and the Non-U.S. holder is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met. To the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. holder’s gain on the sale or other disposition of the Company Common Shares and Company Warrants.

FATCA Reporting

Under FATCA, a 30% U.S. federal withholding tax may apply to payments of U.S.-source dividends (including a redemption that is treated as a dividend pursuant to the FTAC Stockholder Redemption, as discussed above) paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interest in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and the entity’s jurisdiction may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return containing the required information (which may entail significant administrative burden). Non-U.S. Holders are urged to consult their tax advisors regarding the application of FATCA to a redemption of Company Common Shares.

Reporting and Backup Withholding

Dividend payments with respect to the Company Common Shares and proceeds from the sale, exchange or redemption of the Company Common Shares or Company Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Individuals and certain domestic entities that are U.S. holders will be required to report information with respect to such U.S. holder’s investment in “specified foreign financial assets” on IRS Form 8938, subject to certain exceptions. An interest in Paysafe constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. holders are urged to consult with their tax advisors regarding the foreign financial asset reporting obligations and their application to Company’s securities.

Following the Effective Date, FTAC will prepare and file in accordance with Treasury Regulations (including by posting a copy on the investor relations section of its website) an IRS Form 8937 with respect to the Business Combination. It is anticipated that information regarding the qualification of the Business Combination as part of an overall exchange described in Section 351(a) of the Code will be made available on such Form 8937 following the consummation of the Business Combination.

A Non-U.S. holder will not be subject to U.S. backup withholding if it provides a certification of exempt status (on an appropriate IRS Form W-8 or an applicable substitute form). Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the Non-U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH FTAC CLASS A STOCKHOLDER. FTAC CLASS A STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

Certain United Kingdom Tax Considerations

The following statements are of a general nature and do not purport to be a complete analysis of all potential United Kingdom (“UK”) tax consequences of acquiring, holding, and disposing of Company Common Shares. They are based on current UK tax law (including rates of tax) and on the current published practice of Her Majesty’s Revenue and Customs (“HMRC”) (which may not be binding on HMRC), as of the date of this proxy statement/prospectus, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain UK tax consequences for holders of Company Common Shares who are tax resident in (and only in) the UK, and in the case of individuals, domiciled in (and only in) the UK (except where expressly stated otherwise) who are the absolute beneficial owners of Company Common Shares and any dividends paid on them and who hold Company Common Shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of holders of Company Common Shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with Paysafe or any member of a group of which Paysafe forms part, persons holding their Company Common Shares as part of hedging or conversion transactions, shareholders who have (or are deemed to have) acquired their Company Common Shares by virtue of an office or employment, and shareholders who are or have been officers or employees of Paysafe or a company forming part of a group of which Paysafe forms part. The statements do not apply to any shareholder who directly or indirectly holds or controls 10% or more of Paysafe’s share capital (or class thereof), voting power or profits. The statements do not address any UK tax implications of the issue, exercise, transfer, sale, disposal or cancellation of any warrants whether in exchange for the issue of Company Common Shares or otherwise; the taxation of warrants is complex and any current or prospective holder of warrants should obtain independent professional advice as to the UK tax treatment.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, Company Common Shares.

Accordingly, prospective subscribers for, or purchasers of, Company Common Shares who are in any doubt as to their tax position regarding the acquisition, ownership or disposition of Company Common Shares or who are subject to tax in a jurisdiction other than the UK should consult their own tax advisers.

The Company

It is the intention that, in the longer term, the affairs of Paysafe will be conducted so that the central management and control of Paysafe is exercised in the UK and, as a result, it is treated as a resident in the UK for UK tax purposes.

Taxation of dividends

Withholding tax

Paysafe will not be required to withhold UK tax at source when paying dividends.

Income tax

An individual holder of Company Common Shares who is resident for tax purposes in the UK may, depending on their particular circumstances, be subject to UK tax on dividends received from Paysafe.

All dividends received by a UK resident individual holder of Company Common Shares from Paysafe or from other sources will form part of that shareholder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by a holder of Company Common Shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the £2,000 dividend allowance, the first £2,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 7.5%, to the extent that the excess amount falls within the basic rate tax band, 32.5%, to the extent that the excess amount falls within the higher rate tax band or 38.1%, to the extent that the excess amount falls within the additional rate tax band.

An individual holder of Company Common Shares who is not resident for tax purposes in the UK should not be chargeable to UK income tax on dividends received from Paysafe, unless he or she carries on (whether solely or in partnership) any trade, profession, or vocation in the UK through a branch or agency in the UK to which their Company Common Shares are attributable. There are certain exceptions for trading in the UK through independent agents, such as some brokers and investment managers.

Corporation tax

Corporate holders of Company Common Shares who are resident for tax purposes in the UK, or who are not so resident in the UK but who are carrying on a trade in the UK through a permanent establishment in the UK in connection with which Company Common Shares are used or held, should not be subject to UK corporation tax on any dividend received from Paysafe so long as the dividends qualify for exemption and certain conditions are met (including anti-avoidance conditions). Corporate holders of Company Common Shares who are not resident in the UK and who are not carrying on a trade in the UK through a permanent establishment in the UK in connection with which Company Common Shares are used or held or acquired will not generally be subject to UK corporation tax on dividends.

A holder of Company Common Shares who is resident outside the UK may be subject to non-UK taxation on dividend income under local law.

Taxation of Capital Gains

UK resident shareholders

A disposal or deemed disposal of Company Common Shares by an individual or corporate holder of Company Common Shares who is tax resident in the UK may, depending on that shareholder’s circumstances and subject to any available exemptions, allowances or reliefs, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of Company Common Shares less the allowable cost to the shareholder of acquiring such shares.

The applicable tax rates for individual holders of Company Common Shares realizing a gain on the disposal of such shares is 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers. For corporate holders, any chargeable gain on the disposal of such shares will, generally, be subject to corporation tax at a rate of 19%.

Non-UK shareholders

Holders of Company Common Shares who are not resident in the UK and, in the case of an individual shareholder, not temporarily non-resident, should not be liable for UK tax on capital gains realized on a sale or other disposal of Company Common Shares unless such Company Common Shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency in the UK or, in the case of a corporate holder of Company Common Shares used, held, or acquired for the purposes of a trade carried on in the UK through a permanent establishment in the UK. Holders of Company Common Shares who are not resident in the UK may be subject to non-UK taxation on any gain under local law.

Generally, an individual holder of Company Common Shares who has ceased to be resident in the UK for UK tax purposes for a period of five years or less and who disposes of Company Common Shares during that period may be liable on their return to the UK to UK taxation on any capital gain realized (subject to any available exemption or relief).

UK Stamp Duty (“stamp duty”) and UK Stamp Duty Reserve Tax (“SDRT”)

The statements in this section are intended as a general guide to the current position relating to stamp duty and SDRT and apply to any holders of Company Common Shares irrespective of their place of tax residence.

No stamp duty or SDRT will be payable on the issue of Company Common Shares.

Stamp duty will technically be payable on any instrument of transfer of Company Common Shares that is executed in the UK or that relates to any property situated, or to any matter or thing done or to be done, in the UK. An exemption from stamp duty is available on an instrument transferring Company Common Shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Holders of Company Common Shares should be aware that, even where an instrument of transfer is technically subject to stamp duty, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a UK court. As a practical matter, so long as the register of holders of Company Common Shares is maintained outside the UK, generally, a purchaser of the Company Common Shares may not have to pay stamp duty.

Paysafe currently does not intend that any register of holders of the Company Common Shares will be maintained in the UK and it does not intend that the Company Common Shares will be paired with any shares issued by a UK incorporated company. Whilst this remains Paysafe’s intention, any agreement to transfer Company Common Shares will not be subject to SDRT.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a capital reorganization whereby Paysafe Limited will be the successor to the Accounting Predecessor. The capital reorganization will be immediately followed by Paysafe Limited acquiring FTAC, which will be effectuated by Merger Sub merging with FTAC with FTAC being the surviving entity. As FTAC will not be recognized as a business under GAAP given it consists primarily of cash in the Trust Account, Paysafe Limited’s acquisition of FTAC will be treated as a recapitalization. Under this method of accounting, the ongoing financial statements of Paysafe Limited will reflect the net assets of the Accounting Predecessor and FTAC at historical cost, with no additional goodwill recognized.

Regulatory Matters; Efforts to Complete the Merger

FTAC, Paysafe Limited, Merger Sub, the LLC, the Accounting Predecessor and PGHL have agreed to cooperate and use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable laws to consummate and make effective the Transactions as promptly as practicable following the execution of the Merger Agreement, and have agreed to use reasonable best efforts to:

•

obtain any licenses, consents, waivers, approvals, authorizations, qualifications and orders of any Governmental Authority necessary to consummate the Transactions, including the FCA Approval and the CBI Approval;

•

prepare all necessary documentation (including furnishing all information (i) required to obtain HSR approval or under any other applicable Antitrust Laws or other applicable law, (ii) requested by a Governmental Authority pursuant to applicable Antitrust Laws, or (iii) requested by the FCA or CBI as part of the FCA Approval and CBI Approval applications) to effect promptly following the execution of the Merger Agreement all necessary filings with any Governmental Authority;

•

provide or cause to be provided as promptly as reasonably practicable and advisable following the date of the Merger Agreement to any Governmental Authority such information and documents as requested by such Governmental Authority or necessary, proper or advisable to permit the consummation of the Transactions, including filing any notification and report form and related material required under the HSR Act and any other filing or notice that may be required with any other Governmental Authority as promptly as reasonably practicable and advisable after the date of the Merger Agreement (and, in the case of filings under the HSR Act, no later than 10 business days after the date of the Merger Agreement);

•	oppose or defend against any action to prevent or enjoin consummation of the Business Combination, and take such other action as reasonably necessary to overturn any such action.

Subject to certain limitations with respect to information of Seller Related Parties and appropriate confidentiality protections, FTAC, Paysafe Limited, Merger Sub, the LLC, the Accounting Predecessor and PGHL have each agreed to furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

To the extent permissible under applicable law, FTAC, Paysafe Limited, Merger Sub, the LLC, the Accounting Predecessor and PGHL have agreed to consult and cooperate with one another, and consider in good faith the views of one another so as to mutually agree on any strategies and decisions in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party to the Merger Agreement relating to proceedings under Antitrust Laws or other applicable Laws.

FTAC has agreed to take, and to cause its controlled affiliates to take, certain other actions to enable the consummation of the Transactions as expeditiously as possible, including holding certain assets separately and/or selling or divesting businesses, product lines, rights or assets of FTAC or its controlled affiliates, in each case, as required in order to enable the consummation of the Transactions as expeditiously as possible. In addition, FTAC has agreed that, until the Closing, it will not make or agree to make any acquisitions that would or would reasonably be likely to, (i) impose any delay in obtaining, or increase the risk of not obtaining, consents of a Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) increase the risk of a Governmental Authority seeking or entering a Governmental Order prohibiting the consummation of the Transactions, (iii) increase the risk of not being able to remove any such Governmental Order on appeal or otherwise, or (iv) otherwise prevent or delay the consummation of the Transactions.

FTAC has further agreed that each Sponsor Person required to obtain FCA Approval and/or CBI Approval will make any such notification to the FCA and/or CBI as promptly as practicable after the date of the Merger Agreement (and in any event within 5 business days after the date of the Merger Agreement). If at any time FTAC becomes aware of any event, circumstance or condition that would be reasonably likely to prevent FCA

Approval or CBI Approval being satisfied, FTAC has agreed to immediately inform the other parties to the Merger Agreement and to reasonably cooperate with them to address any such event, circumstance or condition.

FTAC has agreed to supply as promptly as practicable (and to respond no later than five (5) days following any request) any additional information and documentary material relating to FTAC and the Sponsor Persons that may be requested by any Governmental Authority and furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority (including, with respect to FTAC and the Sponsor Persons, providing financial information and certificates as well as personal information of senior management, directors or control persons, and requesting that individuals with appropriate seniority and expertise make themselves available to participate in discussions or hearings and information relating to FTAC’s structure, ownership, businesses, operations, regulatory and legal compliance, assets, liabilities, financing, financial condition or results of operations, or any of its or their directors, officers, employees, partners, members, shareholders or Affiliates).

Vote Required

The approval of the Business Combination Proposal requires the affirmative vote by the holders of a majority of the outstanding shares of FTAC Class A Common Stock and FTAC Class B Common Stock, voting together as a single class, represented virtually or by proxy and entitled to vote thereon at the Special Meeting. Accordingly, if a valid quorum is established, a FTAC stockholder’s failure to vote by proxy or to vote at the Special Meeting with regard to the Business Combination Proposal will have the same effect as a vote “AGAINST” such proposal. The Initial Stockholders have agreed to vote their Founder Shares and any Public Shares they may hold in favor of the Business Combination. Currently, the Initial Stockholders own approximately 20% of the issued and outstanding FTAC Common Stock, including all of the outstanding Founder Shares.

Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the Special Meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Broker non-votes will count as a vote “AGAINST” each the Business Combination Proposal.

Recommendation of the FTAC Board

THE FTAC BOARD OF DIRECTORS RECOMMENDS THAT THE FTAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2—THE CHARTER AMENDMENT PROPOSAL

Overview

FTAC Stockholders are also being asked to approve and adopt the third amended and restated certificate of incorporation in the form attached to this proxy statement/prospectus as Annex B, which approval by the FTAC Stockholders is a condition to the consummation of the Business Combination.

The following is a summary of the key changes effected by the third amended and restated certificate of incorporation, but this summary is qualified in its entirety by reference to the full text of the third amended and restated certificate of incorporation, a copy of which is attached to this proxy statement/prospectus as Annex B:

•

delete the provision permitting the Initial Stockholders to convert their shares of FTAC Class B Common Stock into FTAC Class A Common Stock at their option or upon the consummation of an Initial Business Combination;

•

delete the provision providing the Initial Stockholders the ability to vote their shares of FTAC Class B Common Stock separately as a single class on certain matters that would alter or change their powers, preferences or rights as holders of FTAC Class B Common Stock; and

•	increase the total number of shares of FTAC capital stock from 880,000,000 shares to 910,000,000 shares and create a new class of common stock, the FTAC Class C Common Stock; and

•	authorize 30,000,000 shares of FTAC Class C Common Stock.

Reasons for the Amendments

Each of these amendments were negotiated as part of the Transactions. The FTAC Board’s reasons for proposing each of these amendments to the FTAC Charter are set forth below.

•

Amending the FTAC Charter to delete the EIGHTH article to remove certain conversion rights of the Initial Stockholders. The amendment provides that the Initial Stockholders will no longer be permitted to convert their shares of FTAC Class B Common Stock into FTAC Class A Common Stock at their option or upon the consummation of an Initial Business Combination. The FTAC Board believes this change is appropriate because each outstanding share of FTAC Class B Common Stock (except for 7,797,877 shares of FTAC Class B Common Stock that will be surrendered to FTAC for cancellation in connection with the consummation of the Transactions as described elsewhere in this proxy statement/prospectus) will convert into the right to receive one Company Common Share in connection with the Merger;

•

Amending the FTAC Charter to delete the EIGHTH article to remove certain voting rights of the Initial Stockholders. The amendment provides that the Initial Stockholders will no longer be permitted to vote their shares of FTAC Class B Common Stock separately as a single class on certain matters that would alter or change the powers, preferences or rights of holders of FTAC Class B Common Stock. The FTAC Board believes this change is appropriate because there will no longer be any shares of FTAC Class B Common Stock outstanding following the consummation of the Transactions; and

•

Amending article FOURTH to increase our total number of authorized shares of capital stock. The amendment provides for the issuance of 30,000,000 shares of FTAC Class C Common Stock necessary to facilitate the Founder FTAC Warrant Recapitalization and consummate the Transactions, specifically, the Founder FTAC Warrant Recapitalization.

Vote Required

If the Business Combination Proposal is not approved, the Charter Amendment Proposal will not be presented at the FTAC Special Meeting.

The approval of the Charter Amendment Proposal will require the (i) affirmative vote of a majority of the outstanding shares of FTAC Class A Common Stock and FTAC Class B Common Stock, voting together as a single class, represented virtually or by proxy and entitled to vote thereon at the Special Meeting and (ii) affirmative vote of the holders of a majority of the shares of FTAC Class B Common Stock then outstanding, voting separately as a single class. Accordingly, if a valid quorum is established, a FTAC stockholder’s failure to vote by proxy or to vote at the Special Meeting with regard to the Charter Amendment Proposal will have the same effect as a vote “AGAINST” such proposal. The Initial Stockholders have agreed to provide a unanimous written consent in favor of the Charter Amendment Proposal.

Consummation of the Transactions is conditioned on the approval of each of the Business Combination Proposal and the Charter Amendment Proposal. It is important for you to note that in the event that the Business Combination Proposal or the Charter Amendment Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination.

Recommendation of the FTAC Board

THE FTAC BOARD RECOMMENDS THAT FTAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.

PROPOSAL NO. 3—THE GOVERNANCE PROPOSAL

Overview

FTAC Stockholders are also being asked to vote on the governance provisions referred to below, which are included in the amended and restated bye-laws of the Company. Consistent with SEC guidance, this proposal is being presented separately and will be voted upon on a non-binding advisory basis.

These provisions were specifically negotiated for by FTAC and PGHL and, in the judgment of the FTAC Board, were essential to entering into the Merger Agreement and necessary to adequately address the needs of the post-combination Company. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, the Company intends that the bye-laws in the form set forth on Annex D will take effect at consummation of the Business Combination, assuming adoption of the Business Combination Proposal and the Charter Amendment Proposal.

Proposal No. 3A: Stockholder Meeting Quorum

Existing FTAC Charter

Quorum shall be present at a meeting of stockholders if the holder or holders of a majority of the shares entitled to vote are present in person, represented by a duly authorized representative in the case of a corporation or other legal entity or represented by proxy.

Proposed Amended and Restated Company Bye-laws

For a general meeting convened by the Company Board, the quorum required for such meeting remains the holders of a majority of the issued shares entitled to vote but also requires that at least two shareholders be present in person or by proxy. For a general meeting convened other than by the Company Board, the quorum required for such meeting is two or more shareholders present in person or by proxy and entitled to vote representing the holders of at least 75% of the issued shares entitled to vote at such meeting.

Proposal No. 3B: Action by Written Consent

Existing FTAC Charter

The FTAC Charter provides that FTAC Stockholders may not act by written consent other than with respect to holders of FTAC Class B Common Stock.

Proposed Amended and Restated Company Bye-laws

For so long as the Principal Shareholders beneficially own, collectively, at least 30% of the Company’s voting power, then action may be taken by written consent if signed by the holders, who at the date of the notice of the written consent, represent the majority of votes that would be required to pass the resolution if the resolution had been voted on at a quorate meeting of the shareholders. If the Principal Shareholders cease to beneficially own, collectively, at least 30% of the Company’s voting power, all shareholder action may only be taken at an annual general meeting or special general meeting of shareholders and may not be taken by written consent in lieu of a meeting.

Proposal No. 3C: Removal of Directors; Vacancies

Existing FTAC Charter

Any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of FTAC Class B Common Stock entitled to vote at an election of directors.

Prior to the closing of the initial business combination, the holders of FTAC Class B Common Stock shall have the exclusive right to elect and remove any director, and the holders of FTAC Class A Common Stock shall have no right to vote on the election or removal of any director.

The FTAC Board may increase the size of the FTAC Board and fill any vacancies.

Proposed Amended and Restated Company Bye-laws

For so long as the Principal Shareholders beneficially own at least 30% of the Company’s voting securities, directors may be removed by the affirmative vote of a majority of shareholders present in person or by proxy, provided that certain procedures described in the Bye-laws are followed.

When the Principal Shareholders beneficially own less than 30% of the Company’s voting securities, directors may only be removed for “cause” (as determined by the Company Board, in its sole discretion from time to time) and only upon the affirmative vote of at least 66 2/3% of the Company’s voting securities.

When the Principal Shareholders beneficially own, collectively, less than 30% of the Company’s voting securities, any newly-created directorships on the Company Board that result from an increase in the number of Directors and/or any vacancy occurring in the Company Board may only be filled by resolution of the Company Board, or by the sole remaining Director (and not by vote of the Shareholders in general meeting).

Proposal No. 3D: Amendment of Certificate of Incorporation/Bye-Laws

Existing FTAC Charter

The FTAC Charter also provides that the approval of the holders of a majority of the shares of FTAC Class B Common Stock then outstanding, voting separately as a single class, is required for any amendment of the FTAC Charter that would alter or change the rights of the FTAC Class B Common Stock.

Proposed Amended and Restated Bye-Laws of the Company

For so long as the Principal Shareholders beneficially own, collectively, at least 30% of the Company’s voting securities, the affirmative vote of a majority of shareholders can approve the amendment, alteration, repeal, rescission, revocation or amendment of the bye-laws.

When the Principal Shareholders beneficially own, collectively, less than 30%, (A) the affirmative vote of 66 2/3% of shareholders is required to amend provisions relating to (i) the appointment of removal of Directors, (ii) indemnification of officers or (iii) business combinations and (B) the affirmative vote of a majority of shareholders is required to amend provisions related to all other matters.

Proposal No. 3E: Stockholder/Shareholder Proposals

Existing FTAC Charter

The FTAC Charter does not address stockholder proposals.

Proposed Amended and Restated Company Bye-laws

Eligible shareholder(s) may, as set forth below and at their own expense (unless the Company otherwise resolves), require the Company to: (a) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholder(s) may properly move at the next annual general meeting; and/or (b) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in any proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

Vote Required

The approval of the Governance Proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of FTAC Class A Common Stock and FTAC Class B Common Stock, voting together as a single class, represented at the Special Meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the Special Meeting. Accordingly, a FTAC Stockholder’s failure to vote by proxy or to vote via the virtual meeting platform during the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Governance Proposal will have no effect on the Governance Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Governance Proposal.

As discussed above, a vote to approve the Governance Proposal is a non-binding, advisory vote, and therefore, is not binding on FTAC, PGHL, the Company or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, FTAC and PGHL intend that the Company Bye-laws, in the form set forth on Annex D and containing the provisions noted above, will take effect at consummation of the Business Combination.

Recommendation of the FTAC Board

THE FTAC BOARD RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE GOVERNANCE PROPOSAL.

PROPOSAL NO. 4—THE OMNIBUS INCENTIVE PLAN PROPOSAL

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” “Paysafe” or the “Company” refer to (i) the Accounting Predecessor prior to the consummation of the Business Combination and to (ii) Paysafe Limited following the consummation of the Business Combination.

Overview

The FTAC Board approved and adopted the Paysafe Limited 2021 Omnibus Incentive Plan, which we refer to herein as the “Omnibus Incentive Plan,” which will be assumed and adopted by the Company, effective as of the effective time of the Merger, subject to the approval of FTAC Stockholders. The FTAC Board is seeking shareholder approval of the Omnibus Incentive Plan (i) in order for incentive stock options to meet the requirements of the Code and (ii) in order to comply with the NYSE Listing Rules.

The FTAC Board believes that the approval of Omnibus Incentive Plan by the FTAC Stockholders will benefit the compensation structure and strategy of FTAC. Paysafe Limited’s ability to attract, retain and motivate top quality management, employees and non-employee directors is material to its success, and the FTAC Board has concluded that this would be enhanced by the ability to make grants under the Omnibus Incentive Plan. In addition, the FTAC Board believes that the interests of FTAC and the FTAC Stockholders will be advanced if we can offer employees and non-employee directors the opportunity to acquire or increase their proprietary interests in Paysafe Limited.

Set forth below is a summary of the material terms of the Omnibus Incentive Plan, as such terms will be modified to reflect the Merger. This summary is qualified in its entirety by reference to the complete text of the Omnibus Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex E. We urge the FTAC Stockholders to read the entire Omnibus Incentive Plan carefully before voting on this proposal.

If approved by the FTAC Stockholders, the Omnibus Incentive Plan will become effective upon the consummation of the Merger.

Material Terms of the Omnibus Incentive Plan

Purpose. The purpose of the Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of Company Common Shares, thereby strengthening their commitment to our welfare and aligning their interests with those of our shareholders.

Eligibility. Eligible participants are any (i) individual employed by the Company or any of its subsidiaries, which shall be collectively referred to herein as the “Company Group”; provided, however, that no employee covered by a collective bargaining agreement will be eligible to receive awards under the Omnibus Incentive Plan unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of any member of the Company Group; or (iii) consultant or advisor to any member of the Company Group who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act, who, in the case of each of clauses (i) through (iii) above, has entered into an award agreement or who has received written notification from the Committee (as defined below) or its designee that they have been selected to participate in the Omnibus Incentive Plan. As of the date of this registration statement, there were approximately 3,300 such persons eligible to participate in the programs to be approved under the Omnibus Incentive Plan.

Administration. The Omnibus Incentive Plan will be administered by the compensation committee of the Company’s Board, or such other committee of the Company’s Board to which it has properly delegated power, or if no such committee or subcommittee exists, the Company’s Board (such administering body referred to herein, for purposes of this description of the Omnibus Incentive Plan, as the “Committee”). Except to the extent prohibited by applicable law, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the Omnibus Incentive Plan. The Committee is authorized to: (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of Company Common Shares to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent and under what circumstances awards may be settled in, or exercised for, cash, Company Common Shares, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Company Common Shares, other securities, other awards, or other property and other amounts payable with respect to an award will be deferred either automatically or at the election of the participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in the Omnibus Incentive Plan and any instrument or agreement relating to, or award granted under, the Omnibus Incentive Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee may deem appropriate for the proper administration of the Omnibus Incentive Plan; (ix) adopt sub-plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Omnibus Incentive Plan. Unless otherwise expressly provided in the Omnibus Incentive Plan, all designations, determinations, interpretations and other decisions under or with respect to the Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to the Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time, and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award and any of the Company’s shareholders.

Awards Subject to the Omnibus Incentive Plan. The Omnibus Incentive Plan provides that the total number of Company Common Shares that may be issued under the Omnibus Incentive Plan is                 , or the “Absolute Share Limit”; provided, however, that the Absolute Share Limit shall be increased on the first day of each fiscal year beginning with the 2022 fiscal year in an amount equal to the least of (x)                 Company Common Shares, (y) 7.5% of the total number of Company Common Shares outstanding on the last day of the immediately preceding fiscal year, and (z) a lower number of Company Common Shares as determined by the Company’s Board. Of this amount, the maximum number of Company Common Shares for which incentive share options may be granted is                 . Except for “Substitute Awards” (as described below), to the extent that an award expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without issuance to the participant of the full number of Company Common Shares to which the award related, the unissued shares will again be available for grant under the Omnibus Incentive Plan. Company Common Shares withheld in payment of the exercise price, or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any exercise price, or taxes relating to an award, shall be deemed to constitute shares not issued; provided, however, that such shares shall not become available for issuance if either: (i) the applicable shares are withheld or surrendered following the termination of the Omnibus Incentive Plan or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of the Omnibus Incentive Plan subject to shareholder approval under any then-applicable rules of the national securities exchange on which the Company Common Shares are listed. No award may be granted under the Omnibus Incentive Plan after the tenth anniversary of the Effective Date (as defined in the Omnibus Incentive Plan), but awards granted before then may extend beyond that date. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines, or Substitute Awards, and such Substitute Awards will not be counted against the Absolute Share Limit, except that Substitute Awards intended to qualify as “incentive share options” will count against the limit on incentive share options described above.

Grants. All awards granted under the Omnibus Incentive Plan will vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee, including, without limitation, attainment of Performance Conditions. For purposes of this proxy statement, “Performance Conditions” means specific levels of performance of any member of the Company Group (and/or one or more of its divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing), which may be determined in accordance with GAAP or on a non-GAAP basis on, without limitation, the following measures: (i) net earnings, net income (before or after taxes), adjusted net income after capital charges or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, or cash flow return on capital), which may be but are not required to be measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation, and/or amortization (including EBIT and EBITDA) or earnings before taxes, interest, depreciation, amortization and restructuring costs (EBITDAR); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total shareholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer/client satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) enterprise value; (xviii) sales; (xix) shareholder return; (xx) customer/client retention; (xxi) competitive market metrics; (xxii) employee satisfaction, employment practices and employee benefits or employee retention; (xxiii) supervision of litigation and information technology; (xxiv) objective measures of personal targets, goals, or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations, divestitures of subsidiaries and/or other affiliates or joint ventures, other monetization or liquidity events relating to subsidiaries, or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets); (xxv) comparisons of continuing operations to other operations; (xxvi) market share; (xxvii) cost of capital, debt leverage, year-end cash position, book value, book value per share, tangible book value, tangible book value per share, cash book value or cash book value per share; (xxviii) strategic objectives; or (xxix) any combination of the foregoing. Any one or more of the aforementioned performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure the performance of one or more members of the Company Group as a whole or any divisions or operational and/or business units, product lines, brands, business segments, or administrative departments of the applicable member of the Company Group or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices.

Options. Under the Omnibus Incentive Plan, the Committee may grant non-qualified share options and incentive share options with terms and conditions determined by the Committee that are not inconsistent with the Omnibus Incentive Plan; provided, that all share options granted under the Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of the Company Common Shares underlying such share options on the date such share options are granted (other than in the case of options that are Substitute Awards), and all share options that are intended to qualify as “incentive stock options” must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as “incentive stock options,” and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for share options granted under the Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any share options intended to qualify as “incentive stock options,” such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified share option would expire at a time when trading of the Company Common Shares is prohibited by the Company’s insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the Company Common Shares as to which a share option is exercised may be paid to us, to the extent permitted by law (i) in cash, check, cash equivalent and/or

Company Common Shares valued at the fair market value at the time the option is exercised; provided, that such Company Common Shares are not subject to any pledge or other security interest and have been held by the participant for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation: (a) in other property having a fair market value on the date of exercise equal to the exercise price, (b) if there is a public market for the Company Common Shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the Company Common Shares otherwise issuable upon the exercise of the option and to deliver promptly to Company Common Shares an amount equal to the exercise price or (c) a “net exercise” procedure effected by withholding the minimum number of Company Common Shares otherwise issuable in respect of an option that is needed to pay the exercise price. Any fractional Company Common Shares shall be settled in cash.

Share Appreciation Rights. The Committee may grant SARs under the Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with the Omnibus Incentive Plan. The Committee may award SARs in tandem with or independent of any option. Generally, each SAR will entitle the participant upon exercise to an amount (in cash, Company Common Shares or a combination of cash and shares, as determined by the Committee) equal to the product of (i) the excess of (a) the fair market value on the exercise date of one Company Common Share over (b) the strike price per Company Common Share covered by the SAR, times (ii) the number of Company Common Shares covered by the SAR, less any taxes that are statutorily required to be withheld. The strike price per Company Common Share covered by a SAR will be determined by the Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a Company Common Share on the date the SAR is granted (other than in the case of SARs granted in substitution of previously granted awards).

Restricted Shares and Restricted Share Units. The Committee may grant restricted Company Common Shares or restricted share units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one Company Common Share for each restricted share unit, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted Company Common Shares, subject to the other provisions of the Omnibus Incentive Plan, the holder will generally have the rights and privileges of a shareholder as to such restricted Company Common Shares, including, without limitation, the right to vote such restricted Company Common Shares.

Other Equity-Based Awards and Other Cash-Based Awards. The Committee may grant other equity-based or cash-based awards under the Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with the Omnibus Incentive Plan.

Effect of Certain Events on the Omnibus Incentive Plan and Awards. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, Company Common Shares, other of the Company’s securities or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of Company Common Shares or other securities, issuance of warrants or other rights to acquire Company Common Shares or other of the Company’s securities, or other similar corporate transaction or event that affects the Company Common Shares (including a “Change in Control,” as defined in the Omnibus Incentive Plan); or (ii) unusual or nonrecurring events affecting us, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (a) the Absolute Share Limit, or any other limit applicable under the Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder; (b) the number of other Company Common Shares or other of the Company’s securities (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the Omnibus Incentive Plan; and (c) the terms of any outstanding award, including, without limitation, (x) the number of Company Common Shares or other of the Company’s securities (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate; (y) the exercise price or strike price with respect to any award; or (z) any applicable performance measures; provided, that in the case of any “equity restructuring” (within the meaning of the FASB ASC Topic 718 (or any successor pronouncement thereto)), the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring. In connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following: (i) substitution or assumption of awards, acceleration of the exercisability of, lapse of restrictions on, or termination of, awards or a period of time for participants to exercise outstanding awards prior to the occurrence of such event (and any such award not so exercised will terminate upon the occurrence of such event); and (ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per Company Common Share received or to be received by other holders of Company Common Shares in such event), including, without limitation, in the case of share options and SARs, a cash payment equal to the excess, if any, of the fair market value of the Company Common Shares subject to the option or SAR over the aggregate exercise price or strike price thereof, or, in the case of restricted Company Common Shares, restricted share units, or other equity-based awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award prior to cancellation of the underlying shares in respect thereof.

Amendment and Termination. The Company’s Board may amend, alter, suspend, discontinue or terminate the Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance or termination may be made without shareholder approval if (i) such approval is required under applicable law; (ii) it would materially increase the number of securities which may be issued under the Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a Termination); provided, that, except as otherwise permitted in the Omnibus Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that without shareholder approval, except as otherwise permitted in the Omnibus Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR; (ii) the Committee may not cancel any outstanding option or SAR and replace it with a new option or SAR (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or SAR; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the shareholder approval rules of any securities exchange or inter-dealer quotation system on which the Company’s securities are listed or quoted.

Dividends and Dividend Equivalents. The Committee in its sole discretion may provide as part of an award dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion. Any dividends payable in respect of restricted share awards that remain subject to vesting conditions shall be retained by the Company and delivered to the participant within 15 days following the date on which such restrictions on such restricted share awards lapse and, if such restricted share is forfeited, the participant shall have no right to such dividends. Dividends attributable to restricted share units shall be distributed to the participant in cash or, in the sole discretion of the Committee, in Company Common Shares having a fair market value equal to the amount of such dividends, upon the settlement of the restricted share units and, if such restricted share units are forfeited, the participant shall have no right to such dividends.

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the Company’s Board or the Committee and as in effect from time to time and (ii) applicable law. Unless otherwise determined by the Committee, to the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay the Company any such excess amount.

Detrimental Activity. If a participant has engaged in any detrimental activity, as defined in the Omnibus Incentive Plan, as determined by the Committee, the Committee may, in its sole discretion and to the extent permitted by applicable law, provide for one or more of the following: (i) cancellation of any or all of such participant’s outstanding awards or (ii) forfeiture and repayment to the Company on any gain realized on the vesting, exercise or settlement of any awards previously granted to such participant.

Tax Consequences. The following is a brief summary of the principal U.S. federal income tax consequences of transactions under the Omnibus Incentive Plan based on current U.S. federal income tax laws. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences.

Non-Qualified Options. No taxable income is realized by a participant upon the grant of a share option. Upon the exercise of a nonqualified share option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the Company Common Shares for which the option is exercised over the aggregate option exercise price. Income and payroll taxes are required to be withheld by the participant’s employer on the amount of ordinary income resulting to the participant from the exercise of a share option. The amount recognized as income by the participant is generally deductible by the participant’s employer for federal income tax purposes, subject to the possible limitations on deductibility of compensation paid to some executives under Section 162(m). The participant’s tax basis in Company Common Shares acquired by exercise of a share option will be equal to the exercise price plus the amount taxable as ordinary income to the participant.

Upon a sale of the Company Common Shares received by the participant upon exercise of the share option, any gain or loss will generally be treated for federal income tax purposes as long-term or short-term capital gain or loss, depending upon the holding period of that share. The participant’s holding period for shares acquired upon the exercise of a share option begins on the date of exercise of that share option.

Incentive Share options. No taxable income is realized by a participant upon the grant or exercise of an incentive share option; however, the exercise of an incentive share option will give rise to an item of tax preference that may result in alternative minimum tax liability for the participant. If Company Common Shares are issued to a participant after the exercise of an incentive share option and if no disqualifying disposition of those shares is made by that participant within two years after the date of grant or within one year after the receipt of those shares by that participant, then:

•	upon the sale of those shares, any amount realized in excess of the option exercise price will be taxed to that participant as a long-term capital gain;

•	and the applicable member of the Company Group will be allowed no deduction.

If Company Common Shares acquired upon the exercise of an incentive share option are disposed of prior to the expiration of either holding period described above, that disposition would be a “disqualifying disposition,” and generally:

•

the participant will realize ordinary income in the year of disposition in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise, or, if less, the amount realized on the disposition of the shares, over the option exercise price; and

•	the applicable member of the Company Group will be entitled to deduct that amount.

Any other gain realized by the participant on that disposition will be taxed as short-term or long-term capital gain and will not result in any deduction to us. If an incentive share option is exercised at a time when it no longer qualifies as an incentive share option, the option will be treated as a nonqualified option. Subject to some exceptions for disability or death, an incentive share option generally will not be eligible for the federal income tax treatment described above if it is exercised more than three months following a termination of employment.

Share Appreciation Rights. Upon the exercise of a SAR, the participant will recognize compensation income in an amount equal to the cash received plus the fair market value of any Company Common Shares received from the exercise. The participant’s tax basis in the Company Common Shares received on exercise of the SAR will be equal to the compensation income recognized with respect to the Company Common Shares. The participant’s holding period for shares acquired after the exercise of a SAR begins on the exercise date. Income and payroll taxes are required to be withheld on the amount of compensation attributable to the exercise of the SAR, whether the income is paid in cash or shares. Upon the exercise of a SAR, the participant’s employer will generally be entitled to a deduction in the amount of the compensation income recognized by the participant, subject to the requirements of Section 162(m) of the Code, if applicable.

Restricted Shares, Restricted Share Units and Other Share-Based Awards. Restricted Company Common Shares that are subject to a substantial risk of forfeiture generally result in income recognition by the participant in an amount equal to the excess of the fair market value of the shares over the purchase price, if any, of the restricted Company Common Shares at the time the restrictions lapse. However, if permitted by the Company, a recipient of restricted Company Common Shares may make an election under Section 83(b) of the Code to instead be taxed on the excess of the fair market value of the shares granted, measured at the time of grant and determined without regard to any applicable risk of forfeiture or transfer restrictions, over the purchase price, if any, of such restricted shares. A participant who has been granted Company Common Shares that are not subject to a substantial risk of forfeiture for federal income tax purposes will realize ordinary income in an amount equal to the fair market value of the shares at the time of grant. A recipient of restricted share units, performance awards or other share-based awards (other than restricted shares) will generally recognize ordinary income at the time that the award is settled in an amount equal to the cash and/or fair market value of the shares received at settlement. In each of these cases, the applicable member of the Company Group will have a corresponding tax deduction at the same time the participant recognizes such income, subject to the limitations of Section 162(m) of the Code, if applicable.

PROPOSAL NO. 5—THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the FTAC Board to submit a proposal to adjourn the FTAC Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal or the Omnibus Incentive Plan Proposal.

In no event will FTAC solicit proxies to adjourn the FTAC Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the FTAC Charter and the DGCL. The purpose of the Adjournment Proposal is to provide more time for the Founder and PGHL to make purchases of shares of FTAC Class A Common Stock or other arrangements that would increase the likelihood of obtaining a favorable vote on the Business Combination Proposal and the Charter Amendment Proposal and to meet the requirements that are necessary to consummate the Business Combination. See the section entitled “Proposal No. 1—The Business Combination Proposal—Interests of FTAC’s Directors and Officers in the Business Combination.”

In addition to an adjournment of the FTAC Special Meeting upon approval of an Adjournment Proposal, the FTAC Board is empowered under the DGCL to postpone the Special Meeting at any time prior to the meeting being called to order. In such event, FTAC will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement.

Consequences if the Adjournment Proposal is not Approved

If an Adjournment Proposal is presented to the FTAC Special Meeting and is not approved by the FTAC Stockholders, FTAC’s Board may not be able to adjourn the Special Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the consummation of the Business Combination (because either the Business Combination Proposal is not approved or the conditions to consummating the Business Combination have not been met). In such event, the Business Combination would not be completed.

Required Vote and Recommendation of the FTAC Board

Adoption of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of FTAC Class A Common Stock and FTAC Class B Common Stock, voting together as a single class, represented at the Special Meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the Special Meeting. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals. Accordingly, if a valid quorum is established, a FTAC stockholder’s failure to vote by proxy or to vote at the Special Meeting and broker non-votes with regard to the Adjournment Proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the outcome of the Adjournment Proposal.

Recommendation of the FTAC Board

THE FTAC BOARD OF DIRECTORS RECOMMENDS THAT FTAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

Paysafe Limited is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2020 combines the unaudited condensed consolidated statement of financial position of Accounting Predecessor as of September 30, 2020 and the unaudited condensed balance sheet of FTAC as of September 30, 2020 on a pro forma basis as if the Business Combination had been consummated on September 30, 2020. The Unaudited Pro Forma Condensed Combined Statements of Comprehensive Loss for the nine months ended September 30, 2020 and the year ended December 31, 2019 combine the unaudited condensed consolidated statement of comprehensive loss of the Accounting Predecessor for the nine months ended September 30, 2020, the audited consolidated statement of comprehensive loss of the Accounting Predecessor for the year ended December 31, 2019 and unaudited condensed statement of operations of FTAC for the period from July 15, 2020 (inception) through September 30, 2020 on a pro forma basis as if the Business Combination had been consummated on January 1, 2019, the beginning of the earliest period presented. The Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2020 and the Unaudited Pro Forma Condensed Combined Statements of Comprehensive Loss for the year ended December 31, 2019 and the nine months ended September 30, 2020, together with the accompanying notes, are the Unaudited Pro Forma Condensed Combined Financial Statements.

The historical financial information of the Accounting Predecessor was derived from the Paysafe Unaudited 2020 Interim Condensed Consolidated Interim Financial Statements and the Paysafe 2019 Audited Consolidated Financial Statements, which are included elsewhere in this proxy statement/prospectus. The historical financial information of FTAC was derived from the Unaudited Condensed Financial Statements of FTAC as of September 30, 2020 and for the period from July 15, 2020 (inception) to September 30, 2020, which are included elsewhere in this proxy statement/prospectus. This information should be read together with the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements, the Paysafe Unaudited 2020 Interim Condensed Consolidated Financial Statements and related notes, the Paysafe Audited 2019 Consolidated Financial Statements and related notes, the Unaudited Condensed Financial Statements of FTAC and related notes, the sections titled “Paysafe’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “FTAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Transaction

On December 7, 2020, Paysafe Limited, FTAC, Merger Sub, Paysafe Bermuda Holding LLC, Accounting Predecessor and PGHL entered into a Merger Agreement to effectuate the Business Combination. In order to effectuate the Business Combination, PGHL created a newly formed wholly owned entity, Paysafe Limited, which will acquire all of the shares of the Accounting Predecessor. Following the acquisition of the Accounting Predecessor’s shares, Paysafe Limited will acquire FTAC. The acquisition of FTAC will be effectuated through a merger between Merger Sub and FTAC. Merger Sub is a newly formed wholly owned entity of Paysafe Limited. FTAC will survive the merger. The Accounting Predecessor and FTAC will be indirect wholly owned subsidiaries of Paysafe Limited following the Business Combination. Paysafe Limited currently has no material operations, assets or liabilities. For more information about the Business Combination, please see the section entitled “Proposal No. 1—The Business Combination Proposal.”

Anticipated Accounting Treatment

The Business Combination will be accounted for as a capital reorganization whereby Paysafe Limited will be the successor to the Accounting Predecessor. The capital reorganization will be immediately followed by Paysafe Limited acquiring FTAC, which will be effectuated by Merger Sub merging with FTAC with FTAC being the surviving entity. As FTAC will not be recognized as a business under GAAP given it consists primarily of cash in the Trust Account, Paysafe Limited’s acquisition of FTAC will be treated as a recapitalization. Under this method of accounting, the ongoing financial statements of Paysafe Limited will reflect the net assets of the Accounting Predecessor and FTAC at historical cost, with no additional goodwill recognized.

The Accounting Predecessor has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the minimum and maximum redemption scenarios:

•	The Accounting Predecessor’s shareholder group will have the largest portion of relative voting rights in Paysafe Limited;

•	The Accounting Predecessor is significantly larger than FTAC by total assets and total cash and cash equivalents;

•

The senior management team of the Accounting Predecessor will continue to serve in such positions with substantially similar responsibilities and duties at Paysafe Limited following consummation of the Business Combination; and

•

The purpose and intent of the Business Combination is to create an operating public company, with management continuing to use the Paysafe platform to grow the business and the combined company will be named Paysafe Limited.

Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Financial Statements have been prepared using the assumptions below with respect to the potential redemption by FTAC’s stockholders of Class A common stock for cash equal to their pro rata share of the aggregate amount of deposit (as of two business days before the Closing of the Business Combination) in the Trust Account:

•	Assuming No Redemptions: This presentation assumes that no FTAC Stockholders exercise redemption rights with respect to their FTAC Class A Common Stock upon consummation of the Business Combination.

•

Assuming Maximum Redemptions: This presentation assumes that 21,715,982 shares of FTAC’s Class A common stock are redeemed for an aggregate redemption payment of $217,159,824, based on an estimated per share redemption price of approximately $10.00 that was calculated based on $1,467,159,824 in the Trust Account as of September 30, 2020. The maximum redemption scenario is subject to the funds available in the Trust Account, the $2,000,000,000 provided by the PIPE investment and $150,000,000 provided by the Forward Agreement, less the $3,400,000,000 minimum cash condition per the Business Combination Agreement.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the Unaudited Pro Forma Condensed Combined Financial Statements are described in the accompanying notes. The Unaudited Pro Forma Condensed Combined Financial Statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Further, the Unaudited Pro Forma Condensed Combined Financial Statements do not purport to project the future operating results or financial position of the Company following the consummation of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these Unaudited Pro Forma Condensed Combined Financial Statements and are subject to change as additional information becomes available and analyses are performed.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2020

(U.S. dollars in thousands, except share data)

	Accounting Predecessor (Historical)	FTAC (Historical)	Reclassification Adjustments	Transaction Accounting Adjustments (Assuming No Redemptions)			Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
ASSETS
Current assets:
Cash and cash equivalents	$298,800	$547		$1,467,160	(A	)	$254,756	$(217,160)	(Q	)	$37,596
			—	1,968,000	(B	)
				150,000	(C	)
				(2,323,412)	(L	)
				(1,117,275)	(M	)
				(51,346)	(N	)
				(120,566)	(O	)
				(17,152)	(P	)
Customer accounts and other restricted cash	1,199,370						1,199,370				1,199,370
Accounts receivable, net of allowance for credit losses of $27,535	120,071						120,071				120,071
Settlement receivables, net of allowance for credit losses of $4,573	249,624						249,624				249,624
Prepaid expenses and other current assets	56,877		516	(753)	(F	)	56,640				56,640
Prepaid expenses		516	(516)				—				—
Related party receivables—current	14,256			(7)	(E	)	14,249				14,249
Assets held for sale	40,952						40,952				40,952
Contingent consideration receivable—current	32,711			(32,711)	(G	)	—				—

Total current assets	2,012,661	1,063		(78,062)			1,935,662	(217,160)			1,718,502
Deferred tax assets	1,099						1,099				1,099
Property, plant and equipment, net	21,159						21,159				21,159
Operating lease right-of-use assets	39,593						39,593				39,593
Intangible assets, net	1,569,464						1,569,464				1,569,464
Goodwill	3,447,393						3,447,393				3,447,393
Related party receivables—non-current	18,397			(10,730)	(E	)	—				—
				(7,667)	(F	)
Contingent consideration receivable—non-current	118,596			(118,596)	(G	)	—				—
Other assets—noncurrent	713						713				713
Cash and marketable Securities held in Trust Account		1,467,160		(1,467,160)	(A	)	—				—

Total assets	$7,229,075	$1,468,223		$(1,682,215)			$7,015,083	$(217,160)			$6,797,923

See accompanying notes to unaudited pro forma condensed combined financial information.

	Accounting Predecessor (Historical)	FTAC (Historical)	Reclassification Adjustments	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and other liabilities	$218,599		$46	$(170)	(M)	$218,475		$218,475
Accrued expenses		46	(46)			—		—
Short–term debt	15,400			(15,400)	(M)	—		—
Funds payable and amounts due to customers	1,375,811					1,375,811		1,375,811
Operating lease liabilities—current	9,121					9,121		9,121
Income taxes payable	7,980	20				8,000		8,000
Related party payables—current	3,749			(3,749)	(D)	—		—
Liabilities associated with assets held for sale	4,064					4,064		4,064
Contingent consideration payable—current	5,964					5,964		5,964

Total current liabilities	1,640,688	66	—	(19,319)		1,621,435	—	1,621,435
Non–current debt	3,212,634			(1,101,705)	(M)	2,110,929		2,110,929
Related party payables—non-current	227,423			(56,959)	(D)	—		—
				(10,737)	(E)
				(8,420)	(F)
				(151,307)	(G)
Operating lease liabilities—non-current	33,360					33,360		33,360
Deferred tax liabilities	122,872					122,872		122,872
Derivative financial liabilities	50,433					50,433		50,433
Contingent consideration payable—non–current	4,747					4,747		4,747
Deferred underwriting fee payable		51,346		(51,346)	(N)	—		—

Total liabilities	5,292,157	51,412		(1,399,793)		3,943,776	—	3,943,776
Commitments and contingent liabilities
Class A common stock subject to possible redemption, 141,181,096 shares at $10.00 per share		1,411,811		(1,411,811)	(H)	—		—

See accompanying notes to unaudited pro forma condensed combined financial information.

	Accounting Predecessor (Historical)	FTAC (Historical)	Reclassification Adjustments	Transaction Accounting Adjustments (Assuming No Redemptions)			Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Shareholders’ equity:
Pi Jersey Holdco 1.5 Limited
Share capital	1,252			(1,252)	(K	)	—				—
Share premium	2,188,706			60,708	(D	)	—				—
				(2,160,508)	(K	)
				31,660	(J	)
				(120,566)	(O	)
Accumulated deficit	(254,822)			(31,660)	(J	)	—				—
				286,482	(K	)
Accumulated other comprehensive loss	(9,133)			9,133	(K	)	—				—
Non-controlling interest	10,915			(10,915)	(K	)	—				—
FTAC
Preferred stock
Class A common stock		1		1	(C	)	—				—
				14	(H	)
				(16)	(I	)
Class B common stock		4		(4)	(I	)	—				—
Class C common stock				2	(R	)	—
				(2)	(S	)
Additional paid–in capital		5,012		149,999	(C	)	—				—
				1,411,797	(H	)
				(1,549,654)	(I	)
				(17,152)	(P	)
				(2)	(R	)
Accumulated deficit		(17)		17	(I	)	—				—
Paysafe Limited
Common stock				200	(B	)	719	(2)	(Q	)	717
				190	(I	)
				329	(K	)

Additional paid–in capital				1,967,800	(B	)	3,355,286	(217,158)	(Q	)	3,138,128
				1,549,467	(I	)
				2,161,431	(K	)
				(2,323,412)	(L	)
Retained earnings/(Accumulated deficit)				(286,482)	(K	)	(286,482)				(286,482)
Accumulated other comprehensive loss				(9,133)	(K	)	(9,133)				(9,133)

Total shareholders’ equity (deficit)	1,936,918	5,000	—	1,118,472			3,060,390	(217,160)			2,843,230

Non-controlling interest				10,915	(K	)	10,917				10,917
				2	(S	)
Total liabilities and shareholders’ equity (deficit)	$7,229,075	$1,468,223	$—	$(1,682,215)			$7,015,083	$(217,160)			$6,797,923

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE LOSS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

(U.S. dollars in thousands, except share data)

	Accounting Predecessor (Historical)	FTAC (Historical)	Reclassification Adjustments	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Revenue	$1,056,204					$1,056,204		$1,056,204
Cost of services (excluding depreciation and amortization)	390,985					390,985		390,985
Selling, general and administrative	334,794		123	9,974	(DD)	344,891		344,891
Formation and general and administrative expenses		123	(123)			—		—
Depreciation and amortization	205,560					205,560		205,560
Impairment expense on intangible assets	102,404					102,404		102,404
Restructuring and other costs	10,511					10,511		10,511
Loss/(gain) on disposal of a subsidiary and other assets, net	359					359		359

Operating income	11,591	(123)	—	(9,974)		1,494	—	1,494
Other income (expense), net	(31,062)			(6,695)	(GG)	(37,757)		(37,757)
Interest earned on marketable securities held in Trust Account		126		(126)	(CC)	—		—
Interest expense, net	(123,332)			3,730	(AA)	(69,911)		(69,911)
				50,281	(BB)
				(374)	(EE)
				(216)	(FF)

Loss before taxes	(142,803)	3	—	36,626		(106,174)	—	(106,174)

Income tax (benefit)/expense	(26,718)	20		11,042	(HH)	(15,656)		(15,656)

Net loss	$(116,085)	$(17)	$—	$25,584		$(90,518)	$—	$(90,518)

Less: net loss attributable to non-controlling interest	(382)					(382)		(382)

Net loss attributable to the Company	$(115,703)	$(17)		$25,584		$(90,136)		$(90,136)
Other comprehensive loss, net of tax:
Loss on foreign currency translation	(8,531)	—				(8,531)		(8,531)

Total comprehensive loss	$(124,616)	$(17)	$—	$25,584		$(99,049)		$(99,049)

Less: comprehensive loss attributable to non-controlling interest	(382)					(382)		(382)
Total comprehensive income (loss) attributable to the Company	$(124,234)	$(17)		$25,584		$(98,667)		$(98,667)
Weighted average ordinary shares—basic and diluted	125,157,540
Net loss per share attributable to the Company—basic and diluted	$(0.92)
Weighted average shares outstanding of Class A redeemable common stock		144,615,427
Basic and diluted income per share, Class A		—
Weighted average shares outstanding of Class B non-redeemable common stock		36,675,836
Basic and diluted net loss per share, Class B		—
Weighted average number of shares of Common stock outstanding—basic and diluted						719,491,304		697,775,322
Net loss per share of Common stock—basic and diluted						$(0.13)		$(0.13)

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2019

(U.S. dollars in thousands, except share data)

	Accounting Predecessor (Historical)	FTAC (Historical)	Reclassification Adjustments	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Revenue	$1,418,140					$1,418,140		$1,418,140
Cost of services (excluding depreciation and amortization)	508,735					508,735		508,735
Selling, general and administrative	443,064			21,686	(DD)	464,750		464,750
Formation and general and administrative expenses						—		—
Depreciation and amortization	279,831					279,831		279,831
Impairment expense on intangible assets	88,792					88,792		88,792
Restructuring and other costs	50,683					50,683		50,683
Loss/(gain) on disposal of a subsidiary and other assets, net	(4,777)					(4,777)		(4,777)

Operating income	51,812			(21,686)		30,126		30,126
Other income (expense), net	(13,914)			(33,211)	(GG)	(47,125)		(47,125)
Interest earned on marketable securities held in Trust Account						—		—
Interest expense, net	(164,559)			9,054	(AA)	(85,941)		(85,941)
				70,159	(BB)
				(298)	(EE)
				(297)	(FF)

Loss before taxes	(126,661)			23,721		(102,940)		(102,940)
Income tax (benefit)/expense	(16,524)			14,792	(HH)	(1,732)		(1,732)

Net loss	$(110,137)			$8,929		$(101,208)		$(101,208)

Less: net income attributable to non-controlling interest	61					61		61
Net loss attributable to the Company	$(110,198)			$8,929		$(101,269)		$(101,269)
Other comprehensive loss, net of tax:
Gain/(loss) on foreign currency translation	3,863					3,863		3,863

Total comprehensive loss	$(106,274)			$8,929		$(97,345)		$(97,345)
Less: comprehensive income attributable to non-controlling interest	(61)					(61)		(61)
Total comprehensive loss attributable to the Company	$(106,335)			$8,929		$(97,406)		$(97,406)
Weighted average ordinary shares—basic and diluted	125,157,540
Net loss per share attributable to the Company—basic and diluted	$(0.88)
Weighted average shares outstanding of Class A redeemable common stock
Basic and diluted income per share, Class A
Weighted average shares outstanding of Class B non-redeemable common stock
Basic and diluted net loss per share, Class B
Weighted average number of shares of Common stock outstanding—basic and diluted						719,491,304		697,775,322
Net loss per share of Common stock—basic and diluted						$(0.14)		$(0.15)

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1—Basis of Presentation

The Business Combination will be accounted for as a capital reorganization whereby Paysafe Limited will be the successor to the Accounting Predecessor. The capital reorganization will be immediately followed by Paysafe Limited acquiring FTAC, which will be effectuated by Merger Sub merging with and into FTAC, with FTAC being the surviving entity. As FTAC will not be recognized as a business under GAAP given it consists primarily of cash in the Trust Account, Paysafe Limited’s acquisition of FTAC will be treated as a recapitalization. Under this method of accounting, the ongoing financial statements of Paysafe Limited will reflect the net assets of the Accounting Predecessor and FTAC at historical cost, with no additional goodwill recognized.

The Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2020 assumes the Business Combination occurred on September 30, 2020. The Unaudited Pro Forma Condensed Combined Statements of Comprehensive Loss for the nine months ended September 30, 2020 and the year ended December 31, 2019 present the pro forma effect to the Business Combination as if it had been completed on January 1, 2019. These periods are presented on the basis of the Accounting Predecessor as the accounting acquirer.

The Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2020 has been prepared using, and should be read in conjunction with, the following:

•	The Accounting Predecessor’s unaudited condensed consolidated statement of financial position as of September 30, 2020 and the related notes, included elsewhere in this proxy statement/prospectus; and

•	FTAC’s unaudited condensed balance sheet as of September 30, 2020 and the related notes, included elsewhere in this proxy statement/prospectus.

The Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss for the nine months ended September 30, 2020 has been prepared using, and should be read in conjunction with, the following:

•

The Accounting Predecessor’s unaudited condensed consolidated statement of comprehensive loss for the nine months ended September 30, 2020 and the related notes, included elsewhere in this proxy statement/prospectus; and

•

FTAC’s unaudited condensed statement of operations for the period from July 15, 2020 (inception) through September 30, 2020 and the related notes, included elsewhere in this proxy statement/prospectus.

The Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss for the year ended December 31, 2019 has been prepared using, and should be read in conjunction with the Accounting Predecessor’s Audited Consolidated Statement of Comprehensive Loss for the year ended December 31, 2019 and the related notes, included elsewhere in this proxy statement/prospectus.

The pro forma adjustments reflecting the consummation of the Business Combination are based on currently available information and certain assumptions and methodologies that Paysafe Limited believes is reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Paysafe Limited believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The Unaudited Pro Forma Condensed Combined Financial Statements are not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the Paysafe Unaudited 2020 Interim Condensed Consolidated Financial Statements and related notes, the Paysafe Audited 2019 Consolidated Financial Statements and related notes, and the Unaudited Condensed Financial Statements of FTAC as of September 30, 2020 and for the period from July 15, 2020 (inception) to September 30, 2020.

Note 2—Conforming Accounting Policies

During the preparation of the unaudited pro forma condensed combined financial information, management performed an initial review of the accounting policies of FTAC to determine if differences in accounting policies require reclassification or adjustment. As a result of that review, management did not become aware of any material differences between the accounting policies of the two companies, other than certain reclassifications necessary to conform FTAC to the Accounting Predecessor’s financial statement presentation. These reclassifications are described in Note 3 below. When management completes a final review of FTAC’s accounting policies, additional differences may be identified that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.

Note 3—Reclassifications

Certain reclassification adjustments have been made to conform FTAC’s financial statement presentation to that of Paysafe Limited’s as noted below:

a) FTAC’s Prepaid expenses line item was reclassified to Prepaid expenses and other current assets to conform with Accounting Predecessor’s balance sheet presentation. This reclassification has no impact on Total assets.

b) FTAC’s Accrued expenses line item was reclassified to Accounts payable and other liabilities to conform with the Accounting Predecessor’s balance sheet presentation. This reclassification has no impact on Total liabilities.

c) FTAC’s Formation and general and administrative expenses line item was reclassified to Selling, general and administrative expenses to conform with the Accounting Predecessor’s income statement presentation. This reclassification has no impact on Expenses.

Note 4—Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” which has been early adopted in its entirety. Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Paysafe Limited has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of comprehensive loss are based upon the number of the post-combination company’s shares outstanding, assuming the Business Combination occurred on January 1, 2019.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The Transaction Accounting Adjustments included in the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2020 are as follows:

(A)	Reflects the reclassification of $1,467,160 cash and marketable securities held in the Trust Account that became available to fund the Business Combination.

(B)	Reflects the gross proceeds of $2,000,000 received through the issuance of Paysafe Limited shares with a par value of $0.001 to the PIPE Investors, which will be offset by the PIPE fee of 1.6% of gross proceeds, or $32,000. Issuance costs, payable at closing, are accounted for through a reduction of Cash and cash equivalents and a corresponding reduction in Paysafe Limited Additional paid-in capital.

(C)	Reflects the purchase by FP Investor pursuant to Forward Purchase Agreement of warrants and 15,000,000 shares of FTAC Class A common stock at a price of $10.00 per share. Accordingly, Cash and cash equivalents increased by $150,000, with a corresponding increase to Class A common stock of $1 and $149,999 to Additional paid-in capital.

(D)	Reflects a retirement of a portion of the outstanding balance on a related party loan which is being settled via an issuance of equity of the Accounting Predecessor. Accordingly, Related party payables—noncurrent decreased by $56,959 and Related party payables—current decreased by $3,749 with a corresponding $60,708 increase to Share premium.

(E)	Immediately prior to the Business Combination, the Accounting Predecessor will transfer two related party receivables in order to partially settle a related party loan from PGHL, such that Paysafe Limited will not have the rights to those receivables after the Business Combination. Accordingly, Related party receivables—non-current decreased by $10,730 and the Related party receivables—current decreased by $7 with a corresponding decrease to Related party payables—non-current.

(F)	Immediately prior to the Business Combination, the Accounting Predecessor will transfer a related party receivable and a loan receivable in order to partially settle a related party loan from PGHL, such that Paysafe Limited will not have the rights to those receivables after the Business Combination. Accordingly, Related party receivables—non-current decreased by $7,667 and Prepaid expenses and other current assets decreased by $753 with a corresponding decrease to Related party payables—non-current.

(G)	Immediately prior to the Business Combination, the Accounting Predecessor will transfer a related party contingent consideration receivable in order to partially settle a related party loan. Accordingly, Contingent consideration receivable—current decreased by $32,711, Contingent consideration receivable—non-current decreased by $118,596 with a corresponding decrease to Related party payables—non-current of $151,307.

(H)	Represents a reclassification of approximately 141,181,096 shares of FTAC Class A common stock subject to redemption to permanent equity.

(I)	Reflects the merger between Merger Sub and FTAC with FTAC as the surviving entity. As part of the Business Combination, the Founder will surrender 7,987,877 shares of FTAC Class B common stock, of which 36,675,836 shares were outstanding at the time of the Business Combination. All remaining outstanding Class B common stock will be automatically converted into FTAC Class A common stock. FTAC Class A shareholders will receive Company Common Shares and FTAC warrant holders will receive Paysafe Limited warrants. Accordingly, FTAC’s Class A and B common stock, Accumulated deficit and Additional paid-in capital will decrease by $20, $17 and $1,549,654, respectively, while Paysafe Limited’s Common stock and Additional paid-in capital will increase by $190 and $1,549,467, respectively.

(J)	Reflects the acceleration of certain historical Accounting Predecessor stock-based compensation awards that vest upon the Closing of the Business Combination.

(K)	The financial statements going forward will be consolidated at the Paysafe Limited level. As a result, the adjustments reflect the reclassification of certain equity balances: (a) reclassification of $286,482 of Accounting Predecessor Accumulated deficit to Paysafe Limited Accumulated deficit, (b) reclassification of $9,133 of Accounting Predecessor Accumulated other comprehensive loss to Paysafe Limited Accumulated other comprehensive loss, (c) the issuance of Company Common Shares to PGHL shareholders, and (d) reclassification of Accounting Predecessor Share premium to Paysafe Limited Additional paid-in capital with a reduction in Paysafe Limited Additional paid-in capital equal to the Paysafe Limited Common stock less Accounting Predecessor Share capital.

(L)	Pursuant to the Business Combination, equity interests in the Accounting Predecessor will be contributed by PGHL to Paysafe Limited in exchange for Company Common Shares of Paysafe Limited and cash consideration of $2,323,412. Accordingly, the payment of cash consideration is reflected as a decrease in Cash and cash equivalents of $2,323,412 with an offsetting adjustment to Additional paid-in capital.

(M)	Reflects an estimation of the cash settlement of certain third-party debt, including current, non-current and interest payable amounts held by subsidiaries of Paysafe Limited outstanding at September 30, 2020, in order to achieve a targeted net debt amount as dictated by the Merger Agreement. This debt repayment will occur contemporaneously with the closing of the Transaction. In accordance with the Merger Agreement, Paysafe will prepare a closing statement at least two business days prior to the Closing Date setting forth its calculation of the targeted net debt amount. This calculation will contain the specific debt that will be repaid at Closing in order to satisfy the debt repayment requirement under the Merger Agreement.

(N)	Reflects the payment of $51,346 deferred underwriters’ fees, which results in a decrease to Cash and cash equivalents. The fees are expected to be paid at the closing of the Business Combination.

(O)	Represents preliminary estimated transaction costs to be incurred by Accounting Predecessor of approximately $120,566, inclusive of advisory, banking, printing, legal, and accounting fees that are incurred as a part of the Business Combination and equity issuance costs that are specifically incremental costs directly attributable to the Business Combination that are capitalized into Share premium. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash of $120,566 with a corresponding offset of $120,566 to Share premium.

(P)	Represents preliminary estimated transaction costs to be incurred by FTAC of approximately $17,152, inclusive of advisory, transaction insurance, legal, and accounting fees that are incurred as a part of the Business Combination and equity issuance costs that are specifically incremental costs directly attributable to the Business Combination that are capitalized into Additional paid-in capital. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash of $17,152 with a corresponding offset of $17,152 to Additional paid-in capital.

(Q)	Reflects the maximum redemption of 21,715,982 public shares for aggregate redemption payments of $217,160 allocated to Class A common stock and Additional paid-in capital using par value of $0.0001 per share and a redemption price of $10.00 per share. The redemption price is calculated as $1,467,160 in the Trust Account per the unaudited pro forma condensed combined balance sheet divided by 146,703 shares outstanding. The cash available to fund the maximum redemption scenario includes the funds available in the Trust Account, the $2,000,000 PIPE investment and $150,000 Forward Agreement, less the $3,400,000 minimum cash condition per the Business Combination Agreement.

(R)	Prior to the contribution by the FTAC Founder’s Class C shares into Paysafe Bermuda Holdings LLC, the Private Placement Warrants are exchanged for FTAC Class C Common Stock. Accordingly, a decrease of $2 to Additional paid-in capital related to the FTAC warrants is recorded with a corresponding increase of $2 to Class C common stock.

(S)	Reflects the contribution of FTAC Founder Class C shares in exchange for a non-controlling equity interest in Paysafe Bermuda Holdings LLC, which is a consolidated subsidiary of Paysafe Limited. After the contribution, holders of the equity units in Paysafe Bermuda Holdings LLC may exchange their interest for Company Common Shares or for cash, at Paysafe Bermuda Holdings LLC’s option. Therefore, the pro forma adjustment removes the $2 of FTAC Class C shares and increases the Company’s non-controlling interest by $2.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss

The Transaction Accounting Adjustments included in the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss for the nine months ended September 30, 2020 and the year ended December 31, 2019 are as follows:

(AA)	Reflects the elimination of interest expense on the Accounting Predecessor’s Related party payable—non-current that will be settled as part of the Business Combination as noted in adjustments (D), (E), (F) and (G) for the nine months ended September 30, 2020 and year ended December 31, 2019, respectively.

(BB)	Reflects the elimination of interest expense and amortization of debt issuance costs on outstanding third-party debt of subsidiaries of the Accounting Predecessor that will be settled as part of the Business Combination as noted in adjustment (M) for the nine months ended September 30, 2020 and year ended December 31, 2019, respectively.

(CC)	Reflects the elimination of interest income related to the marketable securities held in the Trust Account.

(DD)	Reflects the expense related to increased employee share-based compensation as a result of the Business Combination. Certain of Accounting Predecessor’s employee awards include performance conditions that will vest upon a qualifying Exit Event, which was previously not probable. Therefore, in connection with the Business Combination, Accounting Predecessor will recognize share-based compensation related to historical grants of share-based compensation awards that are considered vested upon the grant date. This is a non-recurring item.

(EE)	Reflects the elimination of interest income as a result of the transfer of the related party receivable from the Accounting Predecessor to extinguish a related party loan from PGHL as shown in adjustment (E).

(FF)	Reflects the elimination of interest income as a result of the transfer of the related party receivable from the Accounting Predecessor to extinguish a related party loan from PGHL as shown in adjustment (F).

(GG)	Reflects the elimination of the fair value gain and foreign exchange gain as a result of the transfer of the contingent consideration receivable from the Accounting Predecessor to PGHL as shown in adjustment (G).

(HH)	Reflects the income tax effect of pro forma adjustments by applying the statutory rate to each adjustment based on the applicable jurisdiction.

Note 5—Earnings/Loss Per Share

Represents the net income/(loss) per share calculated using the weighted average shares outstanding, and the issuance of additional Paysafe Limited shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2019. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption by FTAC’s public stockholders of shares of Class A common stock for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account for the nine months ended September 30, 2020 and for the year ended December 31, 2019:

	Nine Months Ended September 30, 2020		Year Ended December 31, 2019
(U.S. dollars in thousands, except share data)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net income (loss) attributable to the Company	$(90,136)	$(90,136)	$(101,269)	$(101,269)
Weighted average Common stock outstanding—basic and diluted	719,491,304	697,775,322	719,491,304	697,775,322
Net income (loss) per Common stock—basic and diluted	$(0.13)	$(0.13)	$(0.14)	$(0.15)

(1)

For the purposes of calculating the weighted average number of shares of Class A Stock outstanding, the effect of outstanding warrants to purchase 69,794,894 of Class A common stock and the effect of unvested share based compensation was not considered in the calculation of diluted income (loss) per share, since the inclusion of such warrants and unvested share based compensation would be anti-dilutive.

The following summarizes the number of shares of Common stock outstanding under the two redemption scenarios:

	Assuming No Redemptions		Assuming Maximum Redemptions
	Shares	Ownership %	Shares	Ownership %
FTAC Public Stockholders (excluding Cannae)	146,703,345	20.4%	124,987,363	17.9%
FTAC Founder (including Cannae)	28,687,959	4.0%	28,687,959	4.1%

Total FTAC	175,391,304	24.4%	153,674,322	22.0%
Paysafe Group Holding Limited	329,100,000	45.7%	329,100,000	47.2%
Cannae (excluding amounts included in Founder)	50,000,000	7.0%	50,000,000	7.2%
PIPE Investors (excluding Cannae)	165,000,000	22.9%	165,000,000	23.6%

	719,491,304	100.0%	697,775,322	100.0%

INFORMATION RELATED TO FTAC

References in this section to “FTAC,” “we,” “our” or “us” refer to Foley Trasimene Acquisition Corp. II, a Delaware corporation.

General

FTAC is a blank check company incorporated on July 15, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Although FTAC’s efforts to identify a prospective target were not limited to any particular industry, it focused on identifying a prospective target business in financial technology or business process outsourcing, which acts as an essential utility to industries that are core to the economy.

In July 2020, prior to the consummation of the FTAC’s IPO, the Founder purchased 34,500,000 shares of FTAC Class B Common Stock for an aggregate purchase price of $25,000. On August 14, 2020, the Founder transferred a total of 75,000 shares of FTAC Class B Common Stock in equal amounts to each of the three (3) independent directors on the FTAC Board at their original purchase price. On August 18, 2020, FTAC effected a stock dividend with respect to its shares of FTAC Class B Common Stock of 2,875,000 shares thereof, resulting in an aggregate of 37,375,000 outstanding shares of FTAC Class B Common Stock. The shares of FTAC Class B Common Stock issued at the closing of the IPO included an aggregate of up to 699,164 shares of FTAC Class B Common Stock that were subject to forfeiture by the Founder following the underwriters’ election to partially exercise their over-allotment option. As a result of the underwriters’ election to partially exercise their over-allotment option, a total of 4,175,836 shares of FTAC Class B Common Stock are no longer subject to forfeiture. On October 2, 2020, the underwriters’ remaining over-allotment expired unexercised, resulting in the forfeiture of 699,164 shares of FTAC Class B Common Stock. Accordingly, as of October 2, 2020, there are 36,675,836 shares of FTAC Class B Common Stock issued and outstanding.

On December 7, 2020, FTAC entered into the Sponsor Agreement, pursuant to which, the Founder and certain of the Insiders have agreed to forfeit pro rata 7,987,877 shares of FTAC Class B Common Stock subject to the consummation of the Business Combination.

Initial Public Offering

On August 21, 2020, FTAC consummated its IPO of 130,000,000 units (the “FTAC Units”), at $10.00 per FTAC Unit, generating gross proceeds of $1,300,000,000, with each FTAC Unit consisting of one share of its FTAC Class A Common Stock and one-third of one FTAC Warrant. Each whole FTAC Warrant entitles the holder to purchase one (1) share of FTAC Class A Common Stock at a purchase price of $11.50 following consummation of the Business Combination. The FTAC Units from the IPO were sold at an offering price of $10.00 per FTAC Unit, generating total gross proceeds of $1,467,033,450.

Simultaneously with the closing of the IPO and the partial exercise of the over-allotment option, FTAC consummated the sale of 18,666,667 Private Placement Warrants at a price of $1.50 per Private Placement Warrant in a private placement to the Founder, generating gross proceeds of $28,000,000. The Private Placement Warrants are identical to the FTAC Warrants sold in the IPO, except that (a) subject to certain exceptions set forth in the Warrant Agreement, the Private Placement Warrants are not transferable, assignable or saleable until 30 days after the completion of an initial business combination, (b) the Private Placement Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees and (c) the Private Placement Warrants will be entitled to registration rights.

Following the consummation of the IPO on August 21, 2020, an amount of $1,300,000,000 ($10.00 per Unit) from the net proceeds of the sale of the FTAC Units in the IPO and the sale of the Private Placement

Warrants was placed in a trust account (the “Trust Account”) invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by FTAC, until the earlier of: (i) the completion of a business combination or (ii) the distribution of the funds in the Trust Account to FTAC’s stockholders.

On August 26, 2020, the underwriters partially exercised their over-allotment option, resulting in an additional 16,703,345 FTAC Units issued for an aggregate amount of $167,033,450. In connection with the underwriters’ partial exercise of their over-allotment option, FTAC also consummated the sale of an additional 2,227,113 Private Placement Warrants at $1.50 per Founder FTAC Warrant, generating total proceeds of $3,340,669. A total of $167,033,450 was deposited into the Trust Account, bringing the total FTAC Units sold in the IPO to 146,703,345 FTAC Units and the aggregate proceeds held in the Trust Account as of such date to $1,467,033,450.

FTAC entered into a Forward Purchase Agreement with Cannae Holdings, a diversified holding company which is externally managed by Trasimene Capital, but is not an affiliate of FTAC or the Founder, in which Cannae Holdings agreed to purchase an aggregate of 15,000,000 shares of FTAC’s Class A Common Stock, plus an aggregate of 5,000,000 redeemable private placement warrants to purchase one (1) share of FTAC’s Class A Common Stock at $11.50 per share, for an aggregate purchase price of $150,000,000, or $10.00 for one share of FTAC Class A Common Stock and one-third of one FTAC Warrant, in a private placement to occur concurrently with the closing of an initial business combination. The FTAC Warrants to be sold as part of the Forward Purchase Agreement will be identical to the FTAC Warrants sold as part of the FTAC Units in the IPO. The proceeds from the sale of the securities pursuant to the Forward Purchase Agreement may be used as part of the consideration in the Business Combination, expenses in connection with Business Combination or for working capital in the post-transaction company. Cannae Holdings does not have any right to the funds held in the Trust Account except with respect to any shares of FTAC Class A Common Stock owned by it (other than the shares to be acquired pursuant to the Forward Purchase Agreement).

Offering Proceeds Held in Trust

Following the IPO and the partial exercise of the over-allotment option, and the offering of Private Placement Warrants, a total of $1,467,033,450 (including $51,346,171 of deferred underwriter fees payable to the underwriter of the IPO upon completion of an Initial Business Combination), was placed in the Trust Account at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee.

Except with respect to interest earned on the funds held in the Trust Account that may be released to FTAC to pay its tax obligations, the funds held in the Trust Account will not be released until (a) the completion of an initial business combination, (b) twenty-four (24) months after the closing of the IPO, or August 21, 2022, if FTAC does not complete an initial business combination by such date or (c) such later date as may be approved by FTAC’s stockholders in accordance with the FTAC Charter.

Fair Market Value of Target Business

The target business or businesses that FTAC acquires must collectively have a fair market value equal to at least 80% of the assets held in the Trust Account (excluding the deferred underwriting discount held in, and taxes payable on the income earned on, the Trust Account) at the time of the execution of a definitive agreement for FTAC’s initial business combination. The FTAC Board has determined that the Business Combination with Paysafe meets the 80% test.

Stockholder Approval of Business Combinations

Under the FTAC Charter, FTAC must seek stockholder approval of the Business Combination at a meeting called for such purpose at which holders of shares of FTAC Class A Common Stock may seek to redeem their shares of FTAC Class A Common Stock, regardless of whether they vote for or against the Business Combination, subject to the limitations described in the prospectus for FTAC’S IPO. Accordingly, in connection with the Business Combination, holders of shares of FTAC Class A Common Stock may seek to redeem their shares of FTAC Class A Common Stock in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with Stockholder Meeting

In connection with the vote with respect to the Business Combination Proposal, pursuant to the Sponsor Agreement, the Sponsor Persons have agreed to vote all of their respective shares of FTAC Class A Common Stock and FTAC Class B Common Stock in favor of the Business Combination and not to seek to have any shares redeemed in connection with the Business Combination.

Redemption of FTAC Public Shares and Liquidation if No Initial Business Combination

The Founder and FTAC’s officers and directors have agreed that we will have only twenty-four (24) months from the closing of the IPO, or August 21, 2022 to complete an initial business combination. If we have not completed an initial business combination within twenty-four (24) months from the closing of the IPO, or August 21, 2022, we will: (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten (10) business days thereafter, subject to lawfully available funds therefor, redeem 100% of the outstanding shares of FTAC Class A Common Stock, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then outstanding shares of FTAC Class A Common Stock, which redemption will completely extinguish the holders of shares of FTAC Class A Common Stock rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (c) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the FTAC Board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. If FTAC does not complete its initial business combination by August 21, 2022 or such later date as may be approved by the FTAC’s stockholders in accordance with the FTAC Charter, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the FTAC Class A Common Stock (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. Furthermore, if FTAC does not complete its initial business combination by August 21, 2022 and FTAC liquidates the funds held in the Trust Account, holders of FTAC Warrants will not receive any of such funds with respect to their FTAC Warrants, nor will they receive any distribution from FTAC’s assets held outside of the Trust Account with respect to such FTAC Warrants. Accordingly, the FTAC Warrants may expire worthless.

FTAC expects all of the costs and expenses associated with implementing the plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the Trust Account plus up to $100,000 of funds from Trust Account available to FTAC to pay dissolution expenses, although FTAC cannot assure you that there will be sufficient funds for such purpose.

If FTAC was to expend all of the net proceeds of the IPO and sale of the Private Placement Warrants and the securities to be acquired under the Forward Purchase Agreement, other than the proceeds deposited in the Trust Account, and without taking into account interest earned on the Trust Account, the per-share redemption amount received by stockholder upon dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of FTAC’s creditors which would be prior to the claims of FTAC Stockholders. FTAC cannot assure you that the actual per-share redemption amount received by stockholder will not be substantially less than $10.00. Under Section 281(b) of the DGCL, FTAC’s plan of dissolution must provide for all claims against it to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. There claims must be paid or provided for before FTAC make any distribution of its remaining assets to its stockholders. While FTAC intend to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although FTAC will continue to seek to have all vendors, service providers (other than our independent registered public accounting firm) and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of FTAC Stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

FTAC has access to up to approximately $1,000,000 from the proceeds of the IPO and sale of the Private Placement Warrants with which to pay any potential claims (including costs and expenses incurred in connection with liquidation, currently estimated to be no more than approximately $100,000). In the event that FTAC liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from Trust Account could be liable for claims made by creditors, however, such liability will not be greater than the amount of funds from the Trust Account received by any such stockholder.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The portion of FTAC’s Trust Account distributed to FTAC Stockholders upon the redemption of 100% of its outstanding shares of FTAC Class A Common Stock in the event FTAC does not complete its initial business combination within twenty-four (24) months from the closing of the IPO, or August 21, 2022, may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of the Trust Account distributed to holders of shares of FTAC Class A Common Stock upon the redemption of shares of FTAC Class A Common Stock in the event FTAC does not complete its initial business combination is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitation for claims of creditors could then be six (6) years after the unlawful redemption distribution, instead of three (3) years, as in the case of a liquidating distribution.

Because FTAC will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires FTAC to adopt a plan, based on facts known to it at such time that will provide for its payment of all existing and pending claims or claims that may be potentially brought against it within the subsequent ten (10) years following its dissolution. However, because FTAC is a blank check company, rather than an operating company, and FTAC’s operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from its vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in FTAC’s underwriting agreement, it will seek to have all vendors, service providers, prospective target businesses or other entities with which it does business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote.

If FTAC files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, FTAC cannot assure you it will be able to return $10.00 per share to FTAC Stockholders. Additionally, if FTAC files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against it that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by its stockholders. Furthermore, the FTAC Board may be viewed as having breached its fiduciary duty to its creditors and/or may have acted in bad faith, and thereby exposing itself and its company to claims of punitive damages, by paying FTAC Stockholders from the Trust Account prior to addressing the claims of creditors. FTAC cannot assure you that claims will not be brought against it for these reasons.

Holders of FTAC Class A Common Stock will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (a) FTAC’s completion of an initial business combination, (b) the redemption of any FTAC Class A Common Stock properly tendered in connection with a stockholder vote to amend the FTAC Charter (i) to modify the substance or timing of FTAC’s obligation to allow redemption in connection with our initial business combination or to redeem 100% of our FTAC Class A Common Stock if we do not complete our initial business combination within twenty-four (24) months from the closing of the IPO, or August 21, 2022 or (ii) with respect to any other provisions relating to the rights of holders of shares of FTAC Class A Common Stock. In no other circumstances will a FTAC Stockholder have any right or interest of any kind to or in the Trust Account. A FTAC Stockholder’s voting in connection with the Business Combination alone will not result in such stockholder’s redeeming its shares of FTAC Class A Common Stock to us for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above.

Limitation on Redemption Rights

FTAC’S Current Charter provides that a holder of shares of FTAC Class A Common Stock, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in IPO without FTAC’s prior consent (the “Excess Shares”). FTAC believes this restriction will discourage stockholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against the Business Combination as a means to force FTAC or its management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a stockholder holding more than an aggregate of 15% of the shares of FTAC Class A Common Stock could threaten to exercise its redemption rights if such holder’s shares are not purchased by FTAC, the Founder or FTAC management at a premium to the then-current market price or on other undesirable terms. By limiting the stockholders’ ability to redeem no more than 15% of the shares of FTAC Class A Common Stock without FTAC’s prior consent, FTAC believes it will limit the ability of a small group of stockholders to unreasonably attempt to block its ability to complete the Business Combination. However, FTAC is not restricting our stockholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination.

Facilities

FTAC currently maintains its executive offices at 1701 Village Center Circle, Las Vegas, NV 89134. The cost for the use of this space is included in the $5,000 per month fee paid to Cannae Holdings for office space and administrative support services. FTAC considers it current office space adequate for its current operations.

Employees

FTAC has four (4) executive officers. These individuals are not obligated to devote any specific number of hours to FTAC’s matters and intend to devote only as much time as necessary to FTAC affairs until it has completed its initial business combination. FTAC does not intend to have any full time employees prior to the consummation of an initial business combination.

Directors and Executive Officers

FTAC’s directors and officers are as follows:

Name	Age	Position
William P. Foley, II	75	Founder and Chairman
C. Malcolm Holland	60	Director
Mark D. Linehan	58	Director
Erika Meinhardt	62	Director
Richard N. Massey	64	Chief Executive Officer and Director
Bryan D. Coy	50	Chief Financial Officer
David W. Ducommun	43	Executive Vice President of Corporate Finance
Michael L. Gravelle	59	General Counsel and Corporate Secretary

William P. Foley, II is a founder and the Chairman of FTAC since July 2020. In addition, he has served as the Chairman of Cannae Holdings since July 2017. Mr. Foley is a founder of FNF, and has served as the Chairman of the board of directors of FNF since 1984. Mr. Foley serves as a Senior Managing Director of Trasimene Capital. He served as Chief Executive Officer of FNF until May 2007 and as President of FNF until December 1994. Mr. Foley also serves as Chairman of Foley Trasimene Acquisition Corp. since May 2020, and he was previously Executive Chairman of Foley Trasimene Acquisition Corp. from March 2020 until May 2020. Mr. Foley also serves as Chairman of Black Knight since December 2019, and served as the Executive Chairman of Black Knight from January 2014 to December 2019 and as the co-Executive Chairman of FGL Holdings since April 2016. Mr. Foley also previously served as a director of Ceridian from September 2013 to August 2019. Mr. Foley also serves as the Chairman of Dun & Bradstreet, which is a Cannae Holdings portfolio company. Mr. Foley also serves as the Chairman, Chief Executive Officer and President of Foley Family Wines Holdings, Inc., a private holding company for numerous vineyards and wineries, and the Executive Chairman and Chief Executive Officer of Black Knight Sports and Entertainment LLC, which is the private company that owns the Vegas Golden Knights, a National Hockey League team. Within the past five-years, Mr. Foley served as the Vice Chairman of FIS and as the Chairman of Remy. After receiving his B.S. degree in engineering from the United States Military Academy at West Point, Mr. Foley served in the U.S. Air Force, where he attained the rank of captain. Mr. Foley’s qualifications to serve on our board include more than 30 years as a director and executive officer of FNF, his long and deep knowledge of our business and industry, his strategic vision, his experience as a board member and executive officer of public and private companies in a wide variety of industries, and his strong track record of building and maintaining stockholder value and successfully negotiating and implementing mergers and acquisitions. Mr. Foley provides high-value added services to our board of directors and has sufficient time to focus on the Company.

C. Malcolm Holland has served as a member of our board of directors since August 2020. In addition, he has served as a director of Cannae Holdings since November 2017. Mr. Holland founded Veritex Holdings, Inc.

(“Veritex”), where he has served as Chairman of the Board and Chief Executive Officer since 2009, and as Chairman of the Board, Chief Executive Officer and President of Veritex Bank since its inception in 2010. Mr. Holland began his career in 1982 as a credit analyst and commercial lender at First City Bank. In 1984, Mr. Holland joined Capital Bank as a vice president of commercial lending. From 1985 to 1998, Mr. Holland was an organizer and executive vice president of EastPark National Bank, a de novo bank that opened in 1986. EastPark National Bank was acquired by Fidelity Bank of Dallas in 1995, and Mr. Holland served as executive vice president and head of commercial lending for Fidelity Bank of Dallas from 1995 to 1998, when the bank was acquired by Compass Bank. From 1998 to 2000, Mr. Holland served as senior vice president and head of business banking for Compass Bank. Mr. Holland served as President of First Mercantile Bank from 2000 to 2002, when the bank was acquired by Colonial Bank. From 2003 to 2009, Mr. Holland served as Chief Executive Officer for the Texas Region of Colonial Bank. Mr. Holland is a past president of the Texas Golf Association and served on the Executive Committee of the United States Golf Association from 2013 through 2016. Mr. Holland is a member of the business advisory committee of Watermark Community Church. He has served as chairman of the College Golf Fellowship from 2002 to 2013. Mr. Holland received his Bachelor of Business Administration from Southern Methodist University in 1982. Mr. Holland’s qualifications to serve on our board include his significant financial expertise and his experience on the boards of a number of public companies.

Mark D. Linehan has served as a member of our board of directors since August 2020. In addition, he has served as a director of Trebia Acquisition Corp. since June 2020, as a director of Cannae Holdings since September 2019 and as a director of Hudson Pacific Properties (“Hudson Pacific”) since 2010. Mr. Linehan has served as President and Chief Executive Officer of Wynmark Company (“Wynmark”), a private real estate investment and development company, since he founded the company in 1993. Prior to founding Wynmark, he served as a Senior Vice President with Trammell Crow Company (“Trammell”) in Los Angeles, California. Prior to working for Trammell, Mr. Linehan worked for Kenneth Leventhal & Co., a Los Angeles-based public accounting firm specializing in the real estate industry which is now part of Ernst & Young LLP. Mr. Linehan previously served on the board of directors of Condor Hospitality from March 2016 to December 2017. In addition, Mr. Linehan serves as a Director of Direct Relief. Mr. Linehan has a Bachelor of Arts degree in Business Economics from UCSB and is a Certified Public Accountant. Mr. Linehan’s qualifications to serve on our board include more than 25 years of business management and leadership experience, his experience as an entrepreneur and his strategic vision and innovation.

Erika Meinhardt has served as a member of our board of directors since August 2020. In addition, she has served as a director of Cannae Holdings since July 2018. Since January 2018, Ms. Meinhardt has served as Executive Vice President of FNF. She previously served as President of National Agency Operations for FNF’s Fidelity National Title Group from February 2005 until January 2018. Prior to assuming that role, she served as Division Manager and National Agency Operations Manager for FNF from 2001 to 2005. Ms. Meinhardt’s qualifications to serve on our board include her knowledge of our businesses she gained as an executive of FNF, and her experience in managing and growing complex business organizations as President of FNF’s National Agency Operations.

Richard N. Massey has served as Chief Executive Officer of FTAC since July 2020 and has agreed to serve as a member of our board of directors. In addition, he serves as a Senior Managing Director of Trasimene Capital and Chief Executive Officer of Cannae Holdings. Mr. Massey served as the Chairman and principal shareholder of Bear State Financial, Inc., a publicly traded financial institution from 2011 until April 2018. Mr. Massey also serves as Chief Executive Officer of Foley Trasimene Acquisition Corp. since March 2020 and as a director of Foley Trasimene Acquisition Corp. since May 2020. Mr. Massey has served on Cannae Holdings’ board of directors since June 2018 and previously served on Black Knight’s board of directors from December 2014 until July 2020. In addition, Mr. Massey previously served as a director of FNF from February 2006 until January 2021. Mr. Massey has been a partner in Westrock Capital, LLC, a private investment partnership, since January 2009. Prior to that, Mr. Massey was Chief Strategy Officer and General Counsel of Alltel Corporation and served as a Managing Director of Stephens Inc., a private investment bank, during which time his financial advisory practice focused on software and information technology companies, and he formerly served as a director of FIS.

Mr. Massey also serves as a director of FGL Holdings. Mr. Massey is also a director of the Oxford American Literary Project and the Chairman of the board of directors of the Arkansas Razorback Foundation. Mr. Massey formerly served as a director of FIS and Chairman of Bear State Financial, Inc. Mr. Massey’s significant financial expertise and experience on the boards of a number of public companies make him well qualified to serve as a member of our board of directors. We believe that Mr. Massey is able to fulfill his roles and devote sufficient time and attention to his duties as Chief Executive Officer, as a member of our board of directors upon completion of this offering and as a director of the other public company on which he serves. We are a blank check company whose business purpose is to effect a business combination, and we will have no operations for Mr. Massey to oversee until we complete our initial business combination.

Bryan D. Coy has served as Chief Financial Officer of FTAC since July 2020. In addition, he has served as Chief Financial Officer of Foley Trasimene Acquisition Corp. since July 2020 and as Chief Financial Officer of Cannae Holdings since July 2020. He also serves as Managing Director of Trasimene Capital. He also serves as Chief Financial Officer of Black Knight Sports & Entertainment, LLC, which is the private company that owns the Vegas Golden Knights, a National Hockey League team, a position he has held since October 2017. He served as Chief Financial Officer of Foley Family Wines from 2017 until 2019. Prior to that, Mr. Coy served as Chief Accounting Officer of Interblock Gaming, an international supplier of electronic gaming tables, from September 2015 to October 2017. He served as Chief Financial Officer—Americas and Global Chief Accounting Officer of Aruze Gaming America from July 2010 through September 2015.

David W. Ducommun has served as an Executive Vice President of Corporate Finance of FTAC since August 2020, and he previously served as a Senior Vice President of Corporate Finance of FTAC since July 2020. In addition, he has served as a Senior Vice President of Corporate Finance of Foley Trasimene Acquisition Corp. since March 2020 and as an Executive Vice President of Corporate Finance since August 2020, as a Managing Director of Trasimene Capital since November 2019, and as a Senior Vice President of Corporate Finance of Cannae Holdings since November 2017 and as an Executive Vice President of Corporate Finance since August 2020. Mr. Ducommun has over 10 years of experience in the financial industry. Mr. Ducommun has served as a Senior Vice President of Mergers and Acquisitions of FNF from 2011 to November 2019. He also served as Secretary of FGL Holdings from April 2016 until December 2017.

Michael L. Gravelle has served as General Counsel and Corporate Secretary of FTAC since July 2020. In addition, he has served as General Counsel and Corporate Secretary of Foley Trasimene Acquisition Corp. since March 2020 and as an Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings since April 2017. Mr. Gravelle has served as the Chief Compliance Officer for Trasimene Capital since January 2020. Mr. Gravelle has over 25 years of business and legal experience in the financial industry. Mr. Gravelle has served as an Executive Vice President, General Counsel and Corporate Secretary of FNF since January 2010, and also served in the capacity of an Executive Vice President, Legal since May 2006 and Corporate Secretary since April 2008. Mr. Gravelle joined FNF in 2003, serving as a Senior Vice President. Mr. Gravelle joined a subsidiary of FNF in 1993, where he served as a Vice President, General Counsel and Secretary beginning in 1996 and as a Senior Vice President, General Counsel and Corporate Secretary beginning in 2000. Mr. Gravelle has also served as an Executive Vice President and General Counsel of Black Knight and its predecessors since January 2014 and as Corporate Secretary of Black Knight from January 2014 until May 2018.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against FTAC or any members of its management team in their capacity as such, and FTAC and the members of its management team has not been subject to any such proceeding in the twelve (12) months preceding the date of this filing.

FTAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

References in this section to “FTAC,” “we,” “our,” or “us” refer to Foley Trasimene Acquisition Corp. II, a Delaware corporation. The following discussion and analysis of FTAC’s financial condition and results of operations should be read in conjunction with FTAC’s audited financial statements and the notes thereto and unaudited condensed financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus.

Overview

We are a blank check company incorporated on July 15, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar initial business combination with one or more businesses.

The registration statement for our IPO was declared effective on August 18, 2020. On August 21, 2020, we completed our IPO of 130,000,000 Units sold to the public at the price of $10.00 per Unit, generating gross proceeds of $1,300,000,000. Each Unit consists of one share of FTAC Class A Common Stock and one-third of one redeemable FTAC Warrant. Each whole FTAC Warrant entitles the holder to purchase one share of FTAC Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment. Simultaneously with the closing of our IPO, we completed the sale to the Founder of an aggregate of 18,666,667 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, generating gross proceeds of approximately $28,000,000. Each Founder FTAC Warrant is exercisable for one share of FTAC Class A Common Stock at a price of $11.50 per share, subject to adjustment. The proceeds from the Private Placement Warrants were added to the net proceeds from the IPO held in the Trust Account.

On August 26, 2020, in connection with the underwriters’ election to partially exercise their over-allotment option, we consummated the sale of an additional 16,703,345 Units and the sale of an additional 2,227,113 Private Placement Warrants, generating total gross proceeds of $170,374,119.

Following our IPO, the partial exercise of the over-allotment option and the sale of the Private Placement Warrants, a total of $1,467,033,450 was placed in the Trust Account. In connection with the IPO, we incurred $81,571,477 in transaction costs, including $29,340,669 of underwriting fees, $51,346,171 of deferred underwriting fees and $884,637 of other offering costs.

On December 7, 2020, FTAC entered into that Merger Agreement, pursuant to which and subject to the terms and conditions set forth therein, at the closing of the Business Combination, among other things, (i) Merger Sub will merge with and into FTAC, with FTAC being the surviving corporation in the merger and an indirect subsidiary of the Company and each outstanding share of common stock of FTAC (other than certain excluded shares) will convert into the right to receive one common share, par value $0.001 per share, of the Company and (ii) PGHL will transfer and contribute the Accounting Predecessor to the Company in exchange for Company Common Shares and cash. The Merger Agreement and the transactions contemplated thereby will constitute a “Business Combination” as contemplated by the FTAC Charter. The Merger Agreement and the Business Combination were unanimously approved by FTAC Board. Please see the section entitled “Proposal No. 1—The Business Combination Proposal—The Merger Agreement” for more information.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities, those necessary to prepare for our IPO and identifying a target company for our initial business combination. We do not expect to generate any operating revenues until after completion of our initial business combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as expenses as we conduct due diligence on prospective initial business combination candidates.

For the period from July 15, 2020 (inception) through September 30, 2020, we had a net loss of $16,677, which consists of formation and operating costs of $123,513 and a provision for income taxes of $19,538, offset by interest income earned on marketable securities held in the Trust Account of $126,374.

Liquidity and Capital Resources

Until the consummation of the IPO, our only source of liquidity was an initial purchase of shares of Class B Common Stock by the Founder and loans from the Founder.

For the period from July 15, 2020 (inception) through September 30, 2020, cash used in operating activities was $593,145. Net loss of $16,677 was affected by interest earned on marketable securities held in the Trust Account of $126,374 and changes in operating assets and liabilities, which used $450,094 of cash from operating activities.

As of September 30, 2020, we had cash and marketable securities of $1,467,159,824 held in the Trust Account. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes paid and deferred underwriting commissions) to complete the Business Combination. We may withdraw interest to pay taxes. During the period ended September 30, 2020, we did not withdraw any interest earned on the Trust Account. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete the Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of September 30, 2020, we had cash of $547,218 outside of the Trust Account. We intend to use the funds held outside the Trust Account primarily to travel to and from the offices or similar locations of the Company, review corporate documents and material agreements of the Company, and structure, negotiate and complete the Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, the Founder or an affiliate of the Founder or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete the Business Combination, we would repay such loaned amounts. In the event that the Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants identical to the Private Placement Warrants, at a price of $1.50 per warrant at the option of the lender.

We do not currently believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of negotiating and completing the Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to the Business Combination. Moreover, we may need to obtain additional financing either to complete the Business Combination or because we become obligated to redeem a significant number of shares of FTAC Class A Common Stock upon consummation of the Business Combination, in which case we may issue additional securities or incur debt in connection with the Business Combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of the Business Combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following the Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on our results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy continue to be impacted for an extended period, our ability to complete the Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit our ability to have meetings with potential investors or affect the ability of a the Company’s personnel, vendors and service providers to consummate the Business Combination in a timely manner.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay Cannae Holdings a monthly fee up to $5,000 for office space and administrative support services. We began incurring these fees on August 18, 2020 and will continue to incur these fees monthly until the earliest to occur of (i) the completion of the Business Combination, (ii) the completion of our initial business combination and (iii) our liquidation.

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $51,346,171 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of unaudited condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the period reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Class A Common Stock Subject to Possible Redemption

We account for the FTAC Class A Common Stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” FTAC Class A Common Stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The FTAC Class A Common Stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, the FTAC Class A Common Stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of our unaudited condensed balance sheet.

Net Income (Loss) per Common Share

We apply the two-class method in calculating earnings per share. Net income per common share, basic and diluted for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account, net of applicable taxes, by the weighted average number of shares of Class A redeemable common stock outstanding for the period. Net loss per common share, basic and diluted for Class B non-redeemable common stock is calculated by dividing net income less income attributable to Class A redeemable common stock, by the weighted average number of shares of Class B non-redeemable common stock outstanding for the period presented.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our unaudited condensed financial statements.

INFORMATION RELATED TO PAYSAFE

Unless otherwise stated or unless the context otherwise requires, all references to “we,” “us,” “our,” “Paysafe” or the “Company” refer to (i) the Accounting Predecessor prior to the consummation of the Business Combination and to (ii) Paysafe Limited following the consummation of the Business Combination.

Overview

Paysafe is a leading, global pioneer in digital commerce with over $98 billion in volume processed in 2019 and $73 billion processed for the nine months ended September 30, 2020. Paysafe generated $1.4 billion in revenue in 2019 and $1.1 billion in revenue for the nine months ended September 30, 2020, with net losses of $110 million and $116 million during the same periods, respectively. We empower over 15 million active users in more than 120 countries and over 250,000 SMBs across the United States, Canada and Europe to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels, generating over 75% of our revenue from eCommerce and Integrated Commerce solutions. Paysafe focuses on specialized and high-risk industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games), digital trading, cryptocurrencies, nutraceuticals, Cannabidiol (CBD) products and multi-level marketing, which represented approximately $640 million, or 45%, of its revenue for the year ended December 31, 2019. We believe that an increasing percentage of digital commerce around the world is becoming too complex for traditional retail payment services, many of which still use legacy business processes and technologies that were developed 10 or more years ago to address an earlier generation of eCommerce. These legacy platforms lack the specialized functionality, sophisticated risk management and robust regulatory compliance infrastructures required to address this large and fast-growing area of the market.

To address this opportunity, we have developed a suite of innovative, proprietary digital commerce solutions that we deploy across the Paysafe Network, a unique combination of Business to Business (“B2B”) and Business to Consumer (“B2C”) relationships. These solutions help (1) solve the complexities of facilitating digital commerce, (2) remove significant friction and pain points from the customer experience, (3) enable our business and consumer clients to transact in a faster, safer and more convenient manner and (4) help our business customers grow their operations by bringing active users to their platforms. Our solutions extend well beyond the basic card-based payments functionality of traditional payment vendors and target an addressable market that is over 2x larger by providing the advanced capabilities of digital wallets, alternative payment methods (“APMs”) and digital currency transactions, which together can address an estimated $58 trillion in global personal consumption expenditures, according to a 2019 report from Mastercard. These include:

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The #2 Global Stored-Value Digital Wallet Solution—that enables users to upload, store, withdraw, pay and send funds from a branded virtual account that can transact in over 15 languages and over 40 currencies and is integrated with close to 70 alternative payment methods, or APMs, from around the world[1];

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The #1 eCash Network—that enables users to transform cash at over 650,000 locations across 50 countries into a proprietary digital currency accessed by a mobile app, a virtual account or a user code and used for online gaming, mobile commerce, or in-app purchases; and

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The #4 Independent Merchant Acquiring Solution in the United States—that enables SMBs to conduct eCommerce, software-integrated commerce and in-store commerce more effectively by utilizing our single API, proprietary gateway, data tokenization, risk management and fraud tools and over 150 integrated software vendor (“ISV”) integrations to process credit card, debit card and APM services seamlessly.

We create a powerful and differentiated, end-to-end offering with global and vertical-specific capabilities for our clients by combining three key elements of our business to create distinct competitive advantages in the market, as illustrated below. These include:

1.	Our global digital commerce solutions, which we deliver across the Paysafe Network;

[1]

Derived from analysis by Paysafe management that (i) excludes stored credential wallets (e.g. Apple Pay, Samsung Pay) and closed loop wallets (e.g. retailer-led) and (ii) is based on 120+ markets currently served.

2.	Our 20 years of global expertise and entrepreneurial culture in solving and simplifying the complexities of digital commerce beyond traditional payments; and

3.	Our global platform of capabilities, which includes:

a.	Unity, our proprietary, cloud-based technology platform;

b.

Highly sophisticated global risk management and compliance operations, embedded into almost all of our offices and consisting of over 300 professionals with significant expertise in risk and regulatory compliance ; and

c.	The Paysafe Expansion Playbook, our proven and repeatable ability to source, consolidate and unlock value from emerging digital commerce solutions and ecosystems.

We believe this unique combination has enabled us to become a global leader in attractive digital commerce verticals, such as iGaming (which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games), gaming (multi-player online games) and eCommerce platforms, which are large, fast-growing and have significant expansion potential around the world, but which also have specific service requirements that are difficult for traditional vendors to provide. For example:

•

Paysafe is a global leader in iGaming payment services, which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games. This vertical is highly regulated and requires significant technology development and compliance infrastructure to facilitate cross-border commerce and the penetration of new markets, such as the United States and South East Asia, which are opening due to favorable secular and regulatory trends and the increasing use of smartphones as a primary interface. Paysafe already serves over 1,000 operators across our global iGaming market. According to reports by EDC and H2 Gambling Capital, the global iGaming market is projected to grow significantly over the next five years, from $77 billion in transaction volume in 2020 to $135 billion in transaction volume by 2025—a 12% CAGR (these estimates exclude North America and China). The iGaming market is also projected to grow at a 15% CAGR in Canada during the same time frame and at a 55% CAGR in the United States from 2019 to 2025, with the potential to reach nearly $50 billion in volume by 2025 in North America based on industry reports and management estimates. As a global leader, Paysafe launched its iGaming services in (1) Canada in 2010, covering 100% of all card processing there, and (2) the United States in 2013, where our iGaming services are already live in 12 states and used by over 34 operators—representing approximately 75% of all iGaming operators in the U.S. market.

•	Paysafe is a global leader in payments services to eSports, console games and multi-player online games. Our eCash solution, paysafecard, has established itself as a top payment method in gaming and we support payments across the leading gaming merchants, including Sony PlayStation, Google Play, Stadia, Steam, Wargaming.net, Riot Games, Roblox, Twitch, EPIC Games, Ubisoft, Mojang, Innogames, Facebook, Activision Blizzard and others. paysafecard enables these gaming merchants to accept eCash payments, resulting in higher conversion rates and new customer acquisition. Based on the success of our eCash services, we have also begun to cross-sell our Digital Wallet and Integrated Processing Solutions to some of these gaming merchants, increasing the continuity of our relationships.

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Paysafe is a global leader in eCommerce payment services. We support numerous eCommerce platforms and online marketplaces to enable them to accept various payments inside of their ecosystems. Our Skrill digital wallet supports a wide range of eCommerce platforms, including Shopify, Wix, Magento, WooCommerce, and PrestaShop. We have also integrated our services with large online marketplaces that sell their own goods services as well as the inventories of third-party merchants. For example, we enable users to load funds onto their Amazon account via Paysafecash, allowing them to pay for goods and services using cash. Through our systems, a user can generate a unique barcode for a transaction on Amazon and use that code to pay in cash at one of our 190,000 participating locations: our systems will then credit the payment to the users’ Amazon account, allowing Amazon to complete the transaction and initiate an email confirmation of the payment to the user. We also enable paysafecard users to pay for content and services on across various Google platforms in over 16 countries, such as the Google Play Store, YouTube and Stadia, and have enabled the auto-provisioning of our Skrill prepaid and NET+ cards into Google Pay.

Consumers in these and other verticals are also attracted to the differentiated functionality of our digital wallet and digital currency solutions that enable them to load funds onto a stored value account that can be used easily and flexibly online, through a mobile device or an integrated app. Many of our consumer clients come from the lucrative younger demographic of Millennial and Generation Z users, who often prefer not to use their bank account, credit or debit cards online, are attracted to the additional security of our solutions and want to control their spending more effectively.

We go to market, serve and support our clients through an omni-channel model that leverages the global reach and B2B and B2C relationships of our Paysafe Network. This enables us to manage and serve our clients through our network of offices around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force of 63 associates who build and develop relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite technology services. We sell our solutions online to smaller merchants and consumers using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as ISVs and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives.

We operate across three business segments, which provide our digital commerce solutions to different end markets. These are:

•

Our Digital Wallet segment which includes our global NETELLER® and Skrill® wallet brands. This segment accounted for 28% of revenue for the nine months ended September 30, 2020, of which 100% of our revenue came from eCommerce solutions generated by approximately 3.8 million active users.

•

Our eCash Solutions segment which includes our Paysafecash® and paysafecard® digital currency brands. This segment accounted for approximately 21% of revenue for the nine months ended September 30, 2020, of which 100% of our revenue came from eCommerce solutions generated by approximately 12 million active users, over 650,000 distribution points and 2,800 redeemable online stores.

•

Our Integrated Processing segment which includes our Paysafe® and Petroleum Card Services® merchant acquiring brands. This segment accounted for 51% of revenue for the nine months ended September 30, 2020, of which 50% of our revenue came from eCommerce and Integrated Commerce solutions generated by over 250,000 SMBs and over 150 ISVs.

We typically generate revenue across our solutions based on per transaction fees that are calculated as a percentage of the transaction dollar volume, a fixed per transaction fee or a combination of both. We generate these fees when funds are loaded onto wallets or cards, when funds are used to make transactions or when we process a transaction on behalf of our merchants or partners. In certain cross-border transactions, we may also generate revenue from foreign exchange fees.

In 2019, we generated $98 billion of total payment volume and $1.4 billion in revenue, up 12% and 24% year-over-year, respectively. During the same period, we had a net loss of $110 million and generated $466 million of Adjusted EBITDA, a change of 177% and 14% year-over-year, respectively. For the nine months ended September 30, 2020, we generated $69 billion of total payment volume and $1.1 billion in revenue, down 6% and consistent year-over-year, respectively. During the same period, we had a net loss of $116 million and generated $330 million of Adjusted EBITDA, a change of 106% and -11% year-over-year, respectively. See “Paysafe’s Management’s Discussion and Analysis of Financial Condition and Results of Operation” for additional information relating to non-GAAP measures presented in this proxy statement/prospectus and for a reconciliation of such non-GAAP measures to the most directly comparable measures calculated and presented in accordance with GAAP.

Our Journey & Evolution as a Pioneer in Digital Commerce

Since our foundation in 1996, we have pioneered and continue to innovate around the development of digital payment solutions that help reduce complexity and expand payment alternatives for merchants and consumers. We have evolved since then by strengthening our domain expertise, adding new capabilities and extending our market reach to build on our early mover advantages in digital commerce and establish ourselves as a scaled market leader across all of our business segments. Some of the key milestones in our evolution include:

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Our Foundations and Pioneering of Digital Commerce—We began as an eCommerce gateway in the UK called NETBANX in 1996 and the first customer to sign up for our system was Arsenal Football Club. Separately, the NETeller Group was established in May 2000 in Canada to commercialize an e-Wallet concept it had been developing to fund internet-based transactions without the security risk of processing each transaction at each separate merchant site.

•

Our Expansion and Consolidation—Adoption of the NETELLER® system grew rapidly in the early 2000s as merchants and consumers benefited from the ease of use of our solutions and the growing number of funding sources and alternative payment methods that could be used to fund our digital accounts.

◾	In 2004, NETeller plc conducted an initial public offering and listed its shares on the AIM Stock Exchange in 2004 and in 2005 it acquired NETBANX.

◾

In 2008 the company changed its name to Neovia Financial plc (“Neovia”) as part of a wider rebranding strategy to differentiate the company from is various solutions, NETELLER®, NETBANX® and NET+, a prepaid card product.

◾	In 2011, Neovia acquired substantially all of the assets of 7012985 Canada Inc. and changed its name to Optimal Payments plc (“Optimal Payments”).

◾

In 2014 and 2015, Optimal Payments acquired five additional companies including the Skrill Group, which included the Skrill and paysafecard businesses. In November 2015, Optimal Payments changed its name to Paysafe Group plc, incorporated in the Isle of Man.

◾	In December 2015, Paysafe Group plc listed its stock on the main market of the London Stock Exchange.

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Our Privatization and Significant Investment in the Business—In December 2017, a consortium led by CVC Capital Partners and The Blackstone Group agreed to acquire Paysafe for approximately a $4 billion U.S. dollar equity value, the largest private equity backed privatization of a London-listed company since the 2007-2008 financial crisis and the Company’s shares were delisted from the London Stock Exchange in December 2017.

Our Large & Fast-Growing Market Opportunity

We believe that an increasing percentage of digital commerce around the world is becoming too complex for traditional payment and eCommerce services providers using legacy business models, payment solutions and risk management platforms to support an aging generation of retail eCommerce solutions. These legacy platforms and vendors lack the specialized functionality, sophisticated risk management and robust regulatory compliance infrastructures required to address a large and fast-growing area of the market, which includes digital wallets, APMs and digital currency transactions. Consumers in these verticals are attracted to the differentiated functionality of these next-generation solutions, which enable them to load funds or cash onto a virtual stored-value account that can be used easily and flexibly online, through a mobile device, or inside an integrated app. Many of these users come from the desirable demographic of Millennials and Generation Z users, who often prefer to use alternative payment methods as they are less comfortable using their bank account, credit card, or debit card online. Instead they are attracted to the additional functionality and security features of these solutions, which enable them to engage in digital commerce and control their spending more effectively. According to a 2019 report from Mastercard, the total global addressable market for personal consumption expenditures that can be addressed with a card product, such as a credit or debit card, was $28 trillion. However, the global addressable market that includes person-to-person payments and personal cash and checks, which are more closely associated with digital wallets, APMs and digital currencies, was $58 trillion, more than two times larger.

Our eCash Solutions segment make eCommerce accessible to a market of over 60 million Americans who may not have a credit card or who prefer to pay with cash. COVID-19 has accelerated the need to transact online and has consequently had a discriminating effect on this consumer segment. We see significant long-term opportunities to provide an eCash payment solution in key categories such as rental payments, utilities, teleco and government.

Key Market Trends

The traditional global electronic payments market is projected to grow 6% annually according to the 2019 Global Payments Study by the Boston Consulting Group. In the United States, total purchase volume of credit and debit cards is projected to grow at a CAGR of 6% from 2019 to 2024, according to the Nilson Report. We focus on serving the SMB segment in the United States, which compares favorably to the total credit and debit card market with a projected annual growth rate of 8%, according to a report by The Strawhecker Group. In addition, we are positioned in key market segments that are being impacted by favorable trends which are driving faster growth and changing the way digital commerce and payments are being implemented. For example:

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Growth in Digital Commerce—The growth of the Internet, the decreasing costs of technology used to access the Internet and the increasing adoption of electronic payments has helped drive more commerce to online channels. We believe this migration will continue as market demographics shift to newer generations of consumers who use the Internet and mobile smartphones more heavily and engage in more forms of digital commerce, such as online gaming and social commerce. According to a 2019 report by eMarketer, global eCommerce spending as a percentage of global retail spending is projected to increase from 13.6% in 2019 to 21.4% in 2024 as volumes grow from $3.4 trillion in 2019 to $6.3 trillion in 2024, a CAGR of 13%.

•

Growth in Digital Wallets—Consumer adoption of digital wallets is expected to continue growing at a rapid pace. According to a 2020 report by FIS, digital wallets will represent half of global eCommerce sales by 2023. In addition, a 2020 report by Allied Market Research projects that the mobile wallet market will grow from $1.04 trillion in 2019 to $7.6 trillion in 2027, a CAGR of 28%. Digital person-to-person volumes, which are facilitated by digital wallets, were also projected to grow nearly 28% from 2019 to 2020 by eMarketer.

•

Growth in Integrated Commerce—As the costs of technology have decreased, access to the internet has increased and SaaS software has become easier to use. SMB businesses are increasingly using more technologies at the point of sale (“POS”) to help them run their operations more efficiently. As a result, technology companies, such as smart device vendors and ISVs, are adding more commerce-enabling features, such as payments and loyalty applications, into their core offerings. These firms are increasingly partnering with digital commerce solutions providers to integrate these features as seamlessly as possible. According to a study by Glenbrook Partners, ISV-driven payment revenues in the United States are projected to grow at a CAGR of approximately 11% from 2017 to 2021, which compares favorably to estimated growth for all digital payments of approximately 6% annually through 2028, according to a study by Boston Consulting Group.

•

Increased Adoption of Cash in the Digital World—Online and brick and mortar merchants are continuing to adopt prepaid and eCash solutions. Prepaid and eCash payments acceptance allows merchants to access a large market of cash-based security-conscious and unbanked consumers. The global prepaid cards market is expected to reach $5.4 trillion by 2027, growing at a 16% CAGR between 2020-2027, according to a report by Allied Market Research. We believe that we are a leading player in the eCash market, connecting merchants with millions of cash-based consumers across a number of high-growth verticals and geographies.

•

Shift to Alternative Payment Methods—As consumers increasingly migrate their commercial activities online and engage in more cross-border transactions, we believe they are looking to use the convenient local payment methods that they use every day to conduct their local purchases. In return, businesses are looking for partners who can provide them with the abilities to seamlessly integrate and accept a growing number of APMs from around the world.

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Shift to Universal Commerce Engagement—Consumer shopping habits are increasingly involving engagement across channels and the combination of payments and loyalty applications, such as digital offers and smart incentives. For example, a consumer can view items online and purchase in-store with a digital reward or buying online using targeted digital incentives. We believe these trends are incentivizing businesses to manage their customer-facing operations, including their retail presence, inventory, incentive programs, payment acceptance alternatives, returns and customer service, across all available channels—instore, online and mobile. As a result, businesses are gravitating to payments partners with the capability to provide integrated solutions that can manage across all channels with highly sophisticated engagement, payment, reporting and data management and analytics capabilities.

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The Payments Industry is Continuing to Rapidly Consolidate—Strategic and Financial buyers of payments businesses are expected to continue to pursue deals that enhance scale, technology capabilities and vertical and geographic expansion. We believe M&A will continue to be an attractive growth opportunity for the sector and believe we are well-positioned to be a leading M&A platform in the space. We have a broad and successful track-record of M&A execution and integration and believe there are a number of actionable targets across our three core business segments.

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Rising Demand for Integrated Multi-Solution Payments Platforms—eCommerce and brick and mortar merchants are continuing to demand partnering with highly sophisticated payments providers with a broad range of solutions. As the global consumer evolves, the leaders in payments technology are best equipped to help their merchants provide multiple transaction methods, content and highly specialized vertical-specific value-added services all-in-one to serve these consumers. We believe that merchants will continue to demand payments partners with integrated solutions provided seamlessly across a single platform. We believe that our solutions, platform and technology will continue to attract merchants and consumers to our platform.

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COVID-19 Crisis Has Accelerated Adoption Trends—The crisis in 2020 and resulting limitations on regular brick and mortar commerce has resulted in an acceleration of the shift towards digital commerce. We believe this acceleration is likely to have a long-term benefit on the rate of adoption of digital wallets and integrated commerce.

Key Market Challenges

As a result of these market trends, we believe businesses and consumers are facing challenges, which pose risks and opportunities for vendors in our market. These include:

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Need for Omni-Channel Engagement—Consumers are increasingly demanding the ability to engage with businesses and merchants seamlessly across in-store, online and mobile channels, using traditional and alternative payment methods, across geographic borders, with feature-rich yet simple customer experiences. As a result, businesses are looking for commerce enabling partners that can assist them with these capabilities and the advanced data and insights needed to manage their businesses more effectively, through a unified offering and a single integration.

•

Need for Global Capabilities—Businesses are increasingly demanding service providers and partners capable of serving their needs across a broad range of geographic markets and do not want to manage the complexity associated with having multiple providers and partners in separate markets. As a result, the need for global platforms with global service, support and risk management capabilities are becoming more important.

•

Need for Strong Regulatory & Risk Management—As commerce across borders, channels and technologies continues to evolve, we believe risk management and regulatory compliance requirements will become more complex. This will present both challenges and opportunities for participants and require digital commerce enabling partners to build and provide a strong regulatory compliance expertise that will not expose customers to unnecessary risks.

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Need for Strong Security & Data Protection—The shift to digital commerce and increasing use of data has resulted in larger amounts of sensitive information being transmitted and stored electronically by a growing number of consumers, businesses and government entities. High-profile data breaches have increased awareness, concern and regulation covering data use, storage and protection. As a result, we believe consumers and businesses are increasingly looking to engage with vendors that have strong global risk management expertise and infrastructures.

Key Verticals & Trends

Within Digital Commerce, we serve a number of specific industry verticals and have established a strong position in iGaming and Gaming, which we have identified as our key verticals because Paysafe believes there is significant market potential for growth and expansion in these areas, and Paysafe is committed to focusing on opportunities for organic and inorganic growth in iGaming and Gaming.

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iGaming Vertical—We operate in the global iGaming vertical, which encompasses a broad selection of online betting related to sports, esports, fantasy sports, poker and other casino games, as well as lotteries and bingo. The iGaming industry is highly regulated, and participation requires specific expertise, significant technology development and compliance infrastructure to facilitate cross-border commerce successfully. Laws governing the vertical are complex, vary considerably by geography and are continually evolving, which creates a significant opportunity to provide value-added services to iGaming providers due to a strong focus on risk management. The ability to develop and offer products and services that comply with applicable regulations provides valuable advantages to address this large and attractive market opportunity. For example, the initial and anticipated ongoing legalization of sports betting in the United States opened a very large market opportunity for iGaming providers capable of offering compliant products and services. iGaming is expected to account for an increasing percentage of the overall global gaming market as technology innovation paves the way for enhanced product offerings and increased digital access by consumers. For example, key growth drivers in the vertical include: (1) increased access to the internet and continued smartphone penetration, (2) growing consumer preference for online gaming alternatives to physical locations and (3) continuous product development and improvements, including iGaming-related apps that offer increased convenience and better overall user experiences. Revenue from our iGaming vertical for the nine months ended September 30, 2020 and for the years ended December 31, 2019 and 2018 was $320.2 million, $455.1 million and $371.6 million, respectively. iGaming revenue decreased in 2020 largely due to the suspension of sports leagues as a result of COVID-19 and a corresponding reduction in sports betting volumes, as well as the impact of operational updates to our client take on procedures in our Digital Wallet division.

a)

Global iGaming—We are a leader in the global iGaming vertical and provide merchants and consumers with a variety of regulatory-compliant payment acceptance and transaction funding tools such as card-based payment processing, digital wallets and eCash services. The global iGaming vertical is projected to grow from $77 billion in transaction volume in 2020 to $135 billion by 2025, a 12% CAGR, according to reports by EDC and H2 Gambling Capital (these estimates exclude North America and China).

b)

U.S. iGaming—We have also leveraged our global leadership position and brand to enter the U.S. market in 2013, where we are already live in 12 states. The U.S. iGaming vertical is projected to grow volumes from $3.4 billion in 2019 to $24 billion by 2025, a 39% CAGR according to reports by EDC and H2 Gambling Capital and Eilers & Krejcik, which assume the ongoing legalization of iGaming in the United States. According to these reports and company estimates, if the U.S. market reaches iGaming activity levels comparable to the UK, volumes in the United States could reach up to $47 billion by 2025, resulting in a CAGR of 55%.

c)

Canada iGaming—As a global leader, we have also established a strong position in the Canadian iGaming vertical after entering the market in 2010. According to the same reports by EDC and H2 Gambling Capital, the iGaming vertical in Canada is projected to grow volume from $1.2 billion in 2020 to $2.5 billion in 2025, a 15% CAGR.

Europe and Rest of World	Canada	United States

Note: In billions. Graph not to scale.

(1)   EDC and H2 Gambling Capital research 2020-2025. Excludes China and North America.

(2)   EDC—Market Opportunity Overview, Online Gambling 2020-2025 CAGR.

(3)   Paysafe management estimates based on EDC, H2 Gambling Capital and Eilers & Krejcik market sizing research, 2019-2025 CAGR. Assumes further legalization of US iGaming in all states and sports betting levels are the same as the UK market.

(4) Paysafe management estimates based on EDC, H2 Gambling Capital and Eilers & Krejcik market sizing research, 2019-2025 CAGR. Assumes certain further legalization of US iGaming.

•	Gaming Vertical—We also operate in the global gaming market, which includes participation in online games through one, or in many cases, multiple, connected devices. Gaming, a massive market covering an estimated 2.5 billion participants across the globe, has become increasingly sophisticated and interactive, with in-game marketing and purchasing opportunities now commonplace. We provide our payment acceptance and transaction funding tools, such as card-based payments and processing (prepaid, debit, credit), digital wallets and eCash services, to gaming merchants and consumers. Global gaming expenditures are projected to increase to $196 billion in 2022, with mobile-related expenditures representing approximately $95 billion of the total according to Newzoo, a leading global provider of games and esports analytics. While the United States and China are the largest video gaming markets, the fastest growing are emerging markets, including Southeast Asia and India. Revenue from in-game purchases now accounts for the majority of industry sales. Revenue from our Gaming vertical for the nine months ended September 30, 2020 and for the years ended December 31, 2019 and 2018 was $31.7 million, $41.6 million and $54.1 million, respectively.

Our Competitive Strengths

Over the course of our evolution, we have developed highly differentiated attributes, assets and capabilities that we combine to create powerful competitive advantages. We believe these advantages have enabled us to establish our leadership position in the market and positioned us favorably to continue to innovate, grow and expand the markets we serve. These strengths include:

Global Digital Solutions & Reach

We offer our business and consumer clients a comprehensive suite of advanced, differentiated, commerce-enabling solutions and specialized payment services through the Paysafe Network to help them transact in a faster, safer and more convenient manner around the world. The advantages of our global digital solutions include:

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Differentiated Value Propositions—Our solutions are highly differentiated in the market and help solve the complexities of digital commerce, remove significant friction and pain points from the customer experience and enable our business and consumer clients to transact in a faster, safer and more convenient manner. For example, we leverage the advantages of the Paysafe Network to extend our digital capabilities beyond basic card-based payments and unlock the monetization potential of local digital wallets, close to 70 major alternative payment methods, crypto-currencies and cash transactions. We also leverage our technology, risk management expertise and compliance infrastructure to empower buyers and sellers to connect and transact in more complex verticals where traditional services do not work well, such as iGaming and gaming. We also offer more traditional services, such as eCommerce payments and SMB merchant acquiring and differentiate these by integrating new technologies to make them more powerful and convenient, such as our global gateway and smart devices to create a differentiated value proposition.

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Superior Client Experiences—Our solutions create superior experiences for our business and consumers across their customer journey, including in-store, online, mobile, as well as hybrid models such as pay online/pick up in-store and cash-funded online purchases. This begins in our product development phase as we prioritize solving the friction and pain points of more traditional commerce, listen to our clients’ specific needs and develop tangible solutions that are designed to solve real-world problems. It continues in our client onboarding phase through a combination of attractive UX design for our applications and fast, easy, and convenient data entry processes. Once our clients initiate or receive a transaction request, we provide a fast and seamless integration of different environments into the payment flow, such as the use of our digital wallets to checkout at a merchant website, the use of our digital currency inside of a live video game application, the integration of our proprietary services, such as Rapid Transfer with an online banking application, or a proprietary application programming interface (“API”)-based integration with third-party services such as a country-specific APM or a third-party software enterprise resource planning (“ERP”) solution. After the transaction, we continue to differentiate our client experiences further with high-quality customer support that is designed to provide quick and easy answers utilizing our intuitive artificial intelligence tools or personalized, relationship-building service through our call centers and relationship managers who prioritize making our customers happy versus completing a service call.

•

Global Reach with Local Capabilities—Our Paysafe Network enables us to reach our clients and distribute our solutions in over 120 countries around the world and across multiple digital and physical channels. This enables us to utilize a combination of global commerce expertise with a strong knowledge of local and regional markets, customs, and regulatory environments to facilitate cross-border commerce. For example, our digital wallets accommodate a wide range of funding options and allow funds to be securely sent and received instantly, empowering online gaming companies and their consumers to conduct commerce together more efficiently. Our eCash solutions also enable online purchases for cash-pay consumers and can be purchased at over 650,000 distribution points in over 50 countries.

Unique Global Culture & Expertise

Since we were a pioneer in the early days of eCommerce, we developed strong company characteristics over the last 20 years that we believe provide us with material advantages, including:

•

Entrepreneurial Culture and Client-Centric Focus—We have proactively developed an entrepreneurial culture within Paysafe to foster a highly energetic, innovative and collaborative mindset for our employees by promoting four core employee value statements:

○	Pioneering—We are curious and collaborate to find innovative ways to improve our business;

○	Focused—We are results driven, achieving our goals by delivering relevant solutions that meet our clients’ needs;

○	Open—We are open and transparent in the way we work together, building trustworthy relationships with our colleagues, customers and shareholders; and

○	Courageous—We encourage empowered people to be brave when challenging the status quo, and decisive when proposing and implementing the resulting change.

We have also curated an attractive workplace environment for our employees, as demonstrated by our glassdoor.com employer ratings as of December 2020, including: a 4.3 stars (out of 5) overall score, a 99% approval rating of our CEO, and 87% of employees who would recommend Paysafe to a friend. In addition, we have encouraged a strong client-centric mentality across all our functions to prioritize solving the friction and pain points that our clients experience when trying to conduct commerce online rather than trying to sell undifferentiated payment services. Together, our entrepreneurial culture and client centric focus form the core spirit of our company, which has enabled us to: (1) pioneer and establish a leadership position empowering digital commerce throughout the world; (2) develop our Paysafe Network and its various advantages and capabilities; and (3) differentiate our solutions, service quality and client relationships from the more traditional legacy payment vendors that sell increasingly commoditized products and services.

•

Deep Expertise in Solving and Simplifying the Complexity of Digital Commerce—We have been able to learn from our experiences to develop a deep expertise in digital commerce and in highly regulated markets with complex compliance requirements. This has enabled us to develop new ways for consumers, merchants and integrated partners to conduct commerce and open new markets for commercial transactions across channels, verticals and geographies.

Smart Global Platform for Growth

We have built our integrated technology and risk management platforms into highly differentiated assets at the center of Paysafe, which provides us with powerful, distinct competitive advantages in the marketplace, including:

•

Powerful Technology and Data Management Capabilities—We developed a proprietary, cloud-based technology platform, Unity, with modular, next-generation capabilities delivered through a micro-services architecture. This provides us with a highly scalable, integrated, single point of access to our products and services and facilitates the customization and delivery of market-specific payment solutions that meet the requirements and purchasing preferences of local markets. Unity enables us to efficiently manage our solutions and other functions and quickly deploy new services to any market we target for expansion. In addition, Unity leverages a large and growing data lake and powerful analytics platform featuring a range of internally developed A.I capabilities which provide us with unique insights into transaction flows, purchasing habits and trends within our payments ecosystem. This enables us to address the increasing demand from merchants for analytics and insights that will empower them to better understand their customers and design more productive consumer engagement strategies. Our massive data lake also contains valuable information on fast-growing areas of commerce and attractive demographic behaviors that we do not believe are well understood by traditional vendors;

•

Powerful Risk Management and Compliance Capabilities—In order to successfully serve our markets, we run highly sophisticated risk management and regulatory compliance operations with global capabilities. Our risk management processes include stringent operating policies, multi-layered customer onboarding procedures and best-in-class transaction monitoring capabilities. Our compliance and risk teams now numbers over 300 professionals and have significant expertise in managing risk and regulatory requirements across the entire payments landscape. We believe these skills are a key strategic advantage for us and will serve as part of the foundation for our continued growth and expansion. Our proactive approach to these functions helps drive credibility with key constituents, including customers, partners, bank sponsors and regulators, making Paysafe the provider of choice in many specialized and complex verticals; and

•

Proven and Repeatable Expansion Playbook—We have successfully acquired and integrated 15 companies since our foundation and have an advantaged platform for consolidation. As such we have: (a) global capabilities that enable us to source acquisition targets from a large and fragmented pool of attractive candidates that we can evaluate and learn from; (b) a “plug and play” platform infrastructure, such as Unity, that we can leverage to generate revenue and cost synergies from an acquired company; (c) a significant amount of deal experience and expertise across a seasoned team that enables us to source, identify, negotiate and execute deals effectively; and (d) strong integration capabilities powered by our strong entrepreneurial culture and global HR infrastructure that enable us to welcome, integrate and empower new company founders, management teams and employee bases around the world.

Attractive Strategic & Structural Advantages

Our capabilities also provide us with several strategic and structural advantages that we believe are very difficult to replicate, including:

•

Early Mover Leadership in Complex and Emerging Commerce—As a pioneer in providing digital commerce solutions in markets with complex payments requirements, we have an early-mover advantage that positions us as a market leader and trusted brand in the sector. We believe this also provides us with a privileged market position globally to capitalize on new payment opportunities in emerging market segments and verticals;

•

Diversified Business and Portfolio of Clients—Our business is highly diversified from both a customer and geographic perspective. We conduct business in over 120 countries and territories and serve over 3.8 million active users in our digital wallets, 12 million active users in our eCash solutions and over 250,000 SMB businesses. In iGaming, our largest vertical, we serve over 1,000 operators globally.

•

Strong Global Banking Infrastructure—Paysafe leverages a network of nearly 70 commercial banks across 30 countries, with over 1,000 bank accounts in more than 30 currencies. We work with top tier institutions such as J.P. Morgan Chase, Bank of America, and BBVA as well as employ a network of regional and domestic banks across North America, the EMEA region, and Asia to augment our reach and serve our markets locally. In addition, seven large corporate and investment banks provide us with liquidity for our foreign exchange activities, with sizeable trading capacity.

•

Structural Economic Advantages—Due to the differentiated nature of our value proposition and superior client experiences, our business also has several structural economic advantages over traditional, legacy payment services. While our business requires more focus on risk management and product development to address the greater complexity of the markets that we serve, we typically don’t face the same competitive and pricing pressures that many other providers face who sell more traditional, increasingly commoditized services. As a result, our business generates an average revenue yield or take rate of 1.4% in 2019 on our transacted volume, which we believe is at the higher end of the industry.

•

Powerful Network Effects in our Ecosystem—Our business has created a unique ecosystem that has powerful, self-reinforcing network effects. For example, our expertise enables us to design and deploy solutions to address complex markets for digital commerce. These solutions enable us to connect and serve businesses and consumers in existing markets and develop new digital commerce solutions. As we attract a larger number of active users for our solutions, we also attract a larger number of businesses that want to accept our solutions, opening further markets and use cases for our users. As we continue to scale, the breadth and depth of our Paysafe Network continues to grow, enabling us to leverage our growing expertise to expand the scope of our services and solutions into new areas.

•

Significant Barriers to Entry—We have built a highly differentiated business with broad global capabilities that we believe are defensible and have significant barrier to entry. We believe it will be difficult for new entrants to replicate the combination of our (1) more than 20 years of deep domain expertise in digital commerce, (2) proprietary Paysafe Network with B2B and B2C capabilities, (3) highly specialized and vertical specific capabilities, (4) proprietary technology platform, (5) global risk management platform and regulatory compliance infrastructure and (6) global omni-channel reach with strong local capabilities. In addition, we believe our ability to successfully design, deploy, integrate and secure new solutions for merchants and consumers in complex, highly regulated markets is very difficult to replicate.

•

Experienced Team with a Track Record of Solving Commerce Friction & Managing Risk—We have a highly experienced management team with a powerful combination of global industry, operational and technical expertise. Our team has successfully developed and delivered commerce-enabling payments products in numerous market segments, including markets that are highly regulated and have more complex compliance requirements than traditional markets. In addition, we have a long track record of managing risk and risk events around the world. For example, in 2020 during the onset of the COVID-19 pandemic, our management team responded quickly by reducing our merchant credit risk exposure to potentially at risk verticals by 67% from March 2020 to October 2020, such as: (1) Airlines, Travel and Cruises, (2) Gyms, Events and Ticketing, and (3) Tangible Goods and Others. We believe this proactive risk management has enabled us to limit our credit losses during the crisis.

Our Growth Strategies

We will leverage the leadership, scale and competitive advantages of our leading digital solutions, global expertise and global platforms to grow our business and extend the Paysafe Network around the world. We will continue to build upon our core foundations to grow our business by optimizing our current operations to help our business and consumer clients transact more effectively, innovating to create new solutions that reduce friction and unlock new areas for digital commerce to flourish and expanding into new markets and verticals. In general, we have organized our growth and expansion initiatives around four key strategies. These are:

1.	Penetrate and Serve Our Large Client Base More Effectively

We will continue to generate new revenue and earnings growth from a series of initiatives that we have begun implementing to drive new volumes, revenue yield and operating efficiencies from our large, existing client base and operations. These include:

•

Enterprise-Wide Sales—we are implementing an enterprise-wide sales strategy to offer our business clients all our solutions in a more integrated manner and through a single API rather than through discrete sales initiatives and service integrations. We believe this will enable us to monetize our client relationships more effectively by cross-selling our digital commerce, eCash and integrated processing solutions more efficiently, capturing greater volumes and increasing our revenue yield per client over time.

•

Global Gateway Convergence—we are connecting our leading, digital wallet gateway with our integrated processing services to provide a unified and more powerful gateway solution that supports our enterprise sales and enables our business clients to secure, authorize and execute different types of transactions through a convenient and seamless service experience. We believe this will enable us to capture greater volume opportunities and save operating and development costs from operating discrete gateway services.

•

Solution Innovation—we will continue to innovate and develop new functionalities and solutions to capture greater volume and revenue opportunities. For example, we are working to roll-out new features in app-based commerce, social networking commerce, marketplace selling, unified account balances and rewards maximization. Our global gateway will enable us to integrate, market and deploy these additional capabilities quickly and more effectively into our installed base of clients and promote them to new clients. In addition, we are capitalizing on the increasing demand for integrated payments functionality and are working to make Paysafe a partner of choice for software developers by enabling them to integrate seamlessly with our Unity platform.

•	Platform Optimization—we are implementing a series of initiatives to create new synergies and greater operating efficiencies within our platform. For example:

a)

Data & Insights—we are leveraging the significant amount of data across our global ecosystem to (i) provide our business clients with valuable insights into consumer preferences and spending trends that help them grow their sales volumes and (ii) optimize our underwriting and onboarding capabilities to increase our acceptance rates and reduce the number of declined transactions due to false positive triggers;

b)

Global Banking-as-a Service—we are leveraging our large and growing relationships with global banks to realize better execution and cost savings through the implementation of more efficient Banking-as-a-Service solutions that are better integrated with our technology platform and back-office functions; and

c)

Artificial Intelligence & Automation—we are leveraging the implementation of A.I. and process automation technologies to optimize the speed and operating efficiencies of our technology and risk management platforms as well as our internal processes and back office systems to generate better marginal cost efficiencies.

2.	Penetrate High-Growth and Profitable Verticals & Markets

We will continue to pursue new revenue and earnings growth opportunities through specific initiatives designed to expand our ecosystem and the reach of our Paysafe Network to capture greater digital commerce volumes from new clients in large and attractive verticals and markets. These initiatives include:

•

Increase Share in Existing Markets—We intend to increase our market share in key, high-growth verticals where we currently operate, such as iGaming, gaming, Remittances, Digital Trading, Social Media, Property Management and Rentals, Wellness and Membership, Utilities and Subscriptions. To achieve these share gains, we will (a) continue marketing the advantages of our solutions across channels, (b) continue innovating to add vertical-specific functionalities that help drive new client adoption and (c) continue pursuing new distribution and partnerships. We will also pursue the same strategy in our integrated processing market segments, with a focus on growing our eCommerce volumes, growing our base of SMB merchants and ISV partners and growing our base of clients in specialized verticals, such as Petroleum stations, where we have differentiated sales and service capabilities.

•

Enter New Vertical and Geographic Markets—We intend to enter new verticals and geographic markets where we can successfully leverage our competitive advantages to provide superior digital commerce solutions and gain share. For example, while we are a top four independent merchant acquirer in the United States, we are still in the early stages of penetrating the market with our full suite of digital commerce solutions. Similarly, while we are the second largest global stored-value digital wallet solution in the world, we are still in the early stages of penetrating a large and fast-growing ecosystem of eCommerce platforms. We will continue to integrate our digital commerce solutions with new eCommerce platforms to enable our approximately 3.8 million digital wallet active users and 12 million eCash active users to purchase goods and services online.

3.	Win in the Highly Attractive U.S. iGaming Market

We will continue to leverage our privileged position as the global leader of digital commerce solutions in the iGaming market to benefit from the very fast growth and large addressable market opportunity in U.S. iGaming. This market is expanding rapidly due to favorable secular and regulatory trends and is projected to grow volumes from $3.4 billion in 2019 to $24 billion in 2025, a 39% CAGR according to reports by EDC, H2 Gambling Capital and Eilers & Krejcik, which assume the ongoing legalization of iGaming in the United States. According to these reports and company estimates, if the U.S. market reaches iGaming activity levels comparable to the UK, volumes in the United States could reach up to $47 billion by 2025, resulting in a CAGR of 55%. We entered the U.S. market in 2013 and currently serve over 34 operators across 12 states including DraftKings and the state lotteries of Pennsylvania, Michigan, Virginia, New Hampshire, North Carolina and North Dakota. We believe the combination of our brand, breadth of solutions, our ability to serve both businesses and consumers, our ease of integration and our strong risk management and regulatory compliance provide us with powerful competitive advantages to capture additional market share.

4.	Pursue Strategic Acquisitions to Consolidate the Market

We will pursue acquisitions to gain access to strategically important technology, products and distribution, as well as to enter new markets or supplement our position in markets we currently serve. We have a demonstrated track record of growth through acquisitions as shown by our successful acquisition and integration of 15 companies since our foundation. Since the digital commerce market is still relatively fragmented and regional in nature, we believe there are a large number of potential acquisition opportunities to evaluate and consolidate around the world. For example, we believe there are over 170 specialized digital wallet solutions around the world and many of these lack significant scale and capabilities. However, they represent an opportunity for us to add specific features, distribution and active users which can be incorporated into our global digital wallet solutions. Similar to this, we believe there are attractive consolidation opportunities to add distribution, capabilities and client bases in eCash, eCommerce, APMs and iGaming value-added services around the world.

Our Segments & Solutions

We offer a broad selection of B2B and B2C digital commerce solutions to online businesses, SMB merchants and consumers through our proprietary Paysafe Network. Our solutions are designed to reduce friction in digital and in-store channels and expand our clients’ payment alternatives, enabling them to conduct commerce more efficiently and effectively across our global footprint. While we manage our business holistically and in an integrated manner, we provide our solutions across three business segments to optimize our management of each. Our three segments include (1) Digital Wallet, which includes our global Skrill and NETELLER wallet solutions, (2) eCash Solutions, which includes our Paysafecash and paysafecard digital currency solutions and (3) Integrated Processing, which includes our Paysafe and Petroleum Card Services merchant acquiring services.

Overview by Segment

	Digital Wallet	eCash Solutions	Integrated Processing

Description	Digital wallet solutions enable users to upload, store, withdraw and pay funds and APMs from a virtual account	Proprietary digital currency solutions empowering online, mobile and in-app commerce for gamers and cash users	eCommerce, Integrated and POS solutions for SMBs and eCommerce sellers to accept payments across channels

Key Brands

Market Position	#2 Global Stored Value Digital Wallet	#1 eCash Network	#4 Independent Merchant Acquirer in the United States

Geographic Footprint	120+ Markets	50+ Markets	United States, Canada and Europe

Clients	3.8 million Active Users	12 million Active Users	Over 250,000 Businesses

Key Metric	~$1 billion Deposits	650,000+ Distribution Points	150+ ISV Integrations

2019 Volume	$27 billion	$4 billion	$69 billion

2019 Revenue	$428 million	$273 million	$735 million

% eCommerce & Integrated Revenue	100%	100%	50%+

Digital Wallet

Our proprietary digital wallet solutions are marketed under the NETELLER and Skrill brand names, as well as a proprietary pay-by-bank solution marketed in Europe under the Rapid Transfer brand. Skrill and NETELLER remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such card-based payments, enabling our active users to send, spend, store and accept funds online more easily. We have 3.8 million active NETELLER and Skrill wallet users who generate over 95 million transactions annually, driving $27 billion in transaction volume in 2019. Our Rapid Transfer solution is a pay-by-bank alternative for ecommerce applications that provides a safe, low-cost payment alternative for consumers and merchants. In 2019, this segment generated $428 million in revenue and $213 million in Adjusted EBITDA, up 25% and 12% year-over-year, respectively. For the nine months ended September 30, 2020, this segment generated $16 billion of total payment volume, $298 million in revenue and $142 million in Adjusted EBITDA, down 21%, down 6% and 14% period-over-period, respectively.

Solution	Description	Features and Benefits
Skrill Digital Wallet

Our Skrill digital wallet is an internet-based account used by merchants and consumers that enables account holders to send and receive funds instantly, conveniently and securely using a wide selection of funding options. Skrill allows consumers to pay for goods and services online without exposing personal financial data, as well as to receive money from merchants, such as winnings from an internet-based gambling website or payments from an auction website.

Once deposits are made into a Skrill wallet, all transfers, user-to-user and user-to-merchant, are completed instantly as

•   Facilitates domestic and cross-border payments and money transfer for consumers and merchants

•   Supports a wide selection of funding alternatives including close to 70 alternative payment method integrations, including cryptocurrency

•   Offered in over 120 countries, over 40 currencies and over 15 languages

•   Money transfer feature allows Skrill wallet holder to transfer funds to over 35 countries

Solution	Description	Features and Benefits

internal transactions with no money moving between bank accounts or payments systems. Transactions involve only the counterparty’s digital wallet account, in contrast to traditional card payments which require an issuer, an acquiring bank and a payment service provider in addition to customer and merchant accounts.

•   Appeals to gamers and digital traders due to access to leading online merchants, crypto exchanges, FX and send money services

•   Maintains confidentiality of personal account information

•   Mobile and in-app capabilities

•   Revenue generated directly from merchants and consumers

Knect	Knect is a Skrill-related loyalty program that awards points to users based on their deposit or spend transaction activity.	• Rewards points can be redeemed for cash awards, discounts and other deals based on a defined point value
NETELLER Digital Wallet

Our NETELLER digital wallet is an online stored value account that allows customers to make and receive instant, secure, guaranteed payments over the internet with a similar functionality to Skrill.

NETELLER has a significant presence and strong market share in emerging markets, including in Latin America and Asia.

• Similar to Skrill with some small variations in deposit features and cross-border fees
Net+ Prepaid Mastercard	The Net+Prepaid Mastercard is a companion product enabling NETELLER digital wallet active users to access and use stored funds anywhere that Mastercard card products are accepted.	• Accepted at online and physical sales outlets worldwide on the Mastercard network • Provides cash withdrawal ability at all Mastercard connected ATMs
Rapid Transfer

Our Rapid Transfer solution enables customers to make instant payments directly from their bank account using their online banking credentials. Rapid Transfer allows users to benefit from their bank’s online security measures while remaining on the merchant website throughout the transaction process.

Highly efficient, direct integration capabilities make Rapid Transfer easy for merchants to add as a checkout option.

•   Addresses consumer preference for using their bank account to make online purchases instead of using credit cards or other payment alternatives

•   Supports over 200 banks

•   Customers benefit from their bank’s online security measures

•   Provides merchants with a low cost, safe payment acceptance mechanism

•   Increases customer conversions and reduces shopping cart abandonment

•   Allows merchants to avoid Payment Card Industry (“PCI”) and fraud issues associated with card payments

•   Available as a funding alternative for Skrill and NETELLER wallet transfers

Card Issuing	We provide issuing services for prepaid, virtual, and private label cards on behalf of	• FCA-authorized issuer of e-money and payment instruments

Solution	Description	Features and Benefits

our merchant customers. Our issuing program solutions range from white label to fully customized, multichannel solutions, and include program design and setup.

As an issuing bank, the Paysafe Group is able to provide bank identification number (“BIN”) sponsorship to organizations that are not financial institutions but wish to offer prepaid card programs.

As of November 2020, we had over 400,000 physical cards and over 250,000 virtual cards in issue.

• Principal Member of Mastercard International Inc. for issuing

eCash Solutions

Our proprietary eCash solutions are marketed under the paysafecard and Paysafecash brands. These solutions provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash. paysafecard and Paysafecash are available at over 650,000 locations in 50 countries worldwide and can be used to make purchases on over 2,800 online stores and eCommerce platforms, such as Amazon. We have 12 million combined active users who generate over 150 million transactions annually, driving $4 billion in transaction volume in 2019. In 2019, this segment generated $273 million in revenue and $92 million in Adjusted EBITDA, up 3% and up 3% year-over-year, respectively. For the nine months ended September 30, 2020, this segment generated $3 billion of total payment volume, $227 million in revenue and $81 million in Adjusted EBITDA, up 14%, 14% and 18% period-over-period, respectively.

Solution	Description	Features and Benefits
Paysafecash

Paysafecash is an invoicing eCash solution that enables users to shop online and then pay offline in cash to finalize the transaction. Paysafecash users submit a purchase order online and select Paysafecash as the payment method during checkout. The user receives a barcode transaction identifier that can be printed out, uploaded to a mobile phone, or into a digital wallet. The transaction is completed when the user makes a cash payment at a designated retail location authorized to accept Paysafecash payments.

•   Appeals to consumers who prefer not to disclose personal account information online

•   Allows consumers that don’t have a bank account or credit card to shop online

•   Allows online merchants to extend target market to include cash-pay consumers

•   Excellent for bill-pay applications

•   Online and mobile/in-app functionality

paysafecard

paysafecard is a prepaid eCash solution that enables users to fund a non-reloadable stored valued account in cash at a retail location and then use those funds to shop online.

paysafecards are available in various denominations in each respective country’s local currency. Purchasers receive a secure PIN code that is either printed on a physical card or contained in an e-voucher.

The PIN can be uploaded to a digital paysafecard account or directly to an online retailer’s site, and then be used to purchase goods and services at over 2,800 participating retailers.

•   Appeals to consumers who prefer not to disclose personal account information online

•   Allows online merchants to extend target market to include cash-pay consumers

•   Accepted as a method of payment at thousands of online retailers, including gaming, online communities, music, film, entertainment sites and, where permissible, by licensed online gambling providers

•   Accommodates low-value transactions and micro-payments

•   Currency conversion feature facilitates payments in foreign currencies using paysafecard as funding source

•   Excellent tool for controlling online spending, such as parents who wish to restrict the amount that their children can spend online and gamers and gamblers who want to control amounts spent on games or wagered

•   Online and mobile/in-app functionality

paysafecard Mastercard

We also offer a paysafecard prepaid Mastercard that can be linked to a digital paysafecard account and used to make purchases anywhere in the world, online or offline, where Mastercard is accepted. The paysafecard Mastercard, which can be funded with cash through a digital paysafecard account with credits from online gaming merchants, is currently available to our customers in 17 countries.

• Similar to paysafecard, but with the broader acceptance network capabilities provided by Mastercard

Integrated Processing Solutions

Our Integrated Processing Solutions are marketed under the Paysafe and Petroleum Card Services brands. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, eCommerce solutions, gateway solutions, fraud and risk management tools, data and analytics, POS systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners. We service over 250,000 SMB merchants and over 150 ISV partners in the United States, Canada and Europe which generate over 800 million transactions annually, driving $68 billion in transaction volume in 2019. In 2019, this segment generated $735 million in revenue and $222 million in Adjusted EBITDA, up 35% and 25% year-over-year, respectively. For the nine months ended September 30, 2020, this segment generated $50 billion of total payment volume, $545 million in revenue and $156 million in Adjusted EBITDA, with total payment volume down 1%, revenue consistent and Adjusted EBITDA down 16% period-over-period, respectively.

Solution	Description	Features and Benefits
Merchant Acquiring & Payment Processing

We provide a comprehensive suite of payment acceptance and processing services enabling SMBs to accept payments in over 100 currencies through instore, online, or mobile channels.

We sell our solutions directly and indirectly through partners, to a diverse set of merchants and integrated service providers in the United States, Canada and European markets.

We have obtained Principal Membership designation from Mastercard Europe and Visa Europe to offer merchant acquiring services to merchants in the European Union. With the Principal Membership of Visa and Mastercard, Paysafe is able to act as an acquiring bank.

•   Customized processing solutions for key verticals:

•   iGaming

•   gaming

•   SMB Retail

•   Petroleum

•   SMB Restaurants

•   Travel

•   Proprietary, highly sophisticated, cloud-based sales management tool supports selling and cross-selling/ upselling efforts for partners (agents, ISOs) to support their selling efforts

•   Comprehensive partner (ISO, Agent) management and support tools

Solution	Description	Features and Benefits

•   Automated application and boarding tools

•   Fraud and risk management tools

•   PCI decision support system compliance and Peer-to-Peer encryption

•   Advanced analytics, reporting and Customer Relationship Management tools

•   Chargeback management

Integrated & eCommerce Solutions

Our Integrated & eCommerce Solutions is similar to Merchant Acquiring and Payment Processing, but targeted towards eCommerce merchants and software-integrated merchants with integrated payment capabilities for over 150 ISVs.

We provide a comprehensive, full-featured eCommerce toolkit that allows merchants and ISVs in the United States, Canada and Europe to build and scale their online commerce presence. Our solution, which can easily integrate with merchant websites and social media platforms addresses the full range of online commerce requirements.

We also offer merchants and ISVs a global turn-key payments gateway solution, providing critical connectivity between merchant eCommerce sites and payment acceptance and transaction processing providers. Through our global feature-rich gateway, we manage and provide all connections to card processing networks, acquiring banks and transaction processors. We continually expand our gateway functionality with emerging payment types to ensure that our merchant customers can serve the largest target market possible.

•   Highly flexible, feature-rich solutions, including:

•   Gateway connectivity

•   Shopping carts

•   Tokenization and encryption

•   Fraud and risk management

•   Support a broad selection of payment alternatives:

•   Traditional card-based payments

•   Alternative payment methods

•   Mobile and in-app payments

•   Seamless integrations into leading ecommerce platforms, including Magento, Shopify and Woo Commerce

•   Multiple APMs to offer targeted, localized payment methods in key markets

•   Multiple settlement currencies

•   Specialized suite of Representational State Transfer APIs and platform access tools that enable developers to manage the user onboarding experience as well as the buyer checkout experience, including:

•   Account Management API to allow platforms and partners to create a customized onboarding process. This is used to onboard users and merchants as part of their application to enable the processing of payments.

Solution	Description	Features and Benefits

•   Split Payouts which enables platforms and partners to receive their service fees directly from their merchant and user accounts as part of each transaction and to share and distribute payments among multiple accounts.

•   Balance Transfers which enables transfer balances between the ISVs account and any linked accounts for their users and merchants.

•   APM integrations which enables ISVs to offer targeted, localized payment methods in key markets.

•   Paysafe Software Developer Toolkits, such as our Server-side Software Development Kit (“SDK”), Mobile iOS and Android SDKs and JavaScript SDKs to help developers create hosted payments pages, including:

•   Paysafe.js to develop a fully customized PCI Self-Assessment Questionnaire (“SAQ”)-A compliant embedded hosted payment form

•   Paysafe Checkout to develop a drop-in SAQ-A payment form

•   Paysafe Request to take payments from a web site using mobile-based payment methods, such as Apple Pay

Business Management Solutions

Our merchant acquiring and payment processing solutions are supplemented by a suite of value-added, business management solutions including:

•  Working Capital Solutions

•  Merchant Cash Advance

•  Merchant Funding

•  Equipment Leasing

• Highly customizable working capital management and reporting features • Allow merchants to manage and improve cash flow • Provide a variety of business funding alternatives for merchants
Smart POS Systems	We offer a suite of advanced POS systems available in a wide range of hardware and software configurations. Our offering includes highly customizable systems as well as systems featuring segment-specific	• Support a comprehensive suite of SMB-focused business management tools, including: • Back office management • Real-time transaction views • Business analytics

Solution	Description	Features and Benefits

functionality in order to address specific merchant requirements.

Our Paysafe POS system is designed specifically for retail, restaurant and quick- serve restaurant use and features purpose-built functionality.

We offer Clover®, an industry leading, flexible, scalable POS system offering multiple hardware and software configurations as well as over 200 downloadable business management apps.

• Offline processing • Inventory management • Restaurant menu builds • Security and data protection • 24/7 support

Our Distribution & Sales

We reach over 15 million active users in more than 120 countries and over 250,000 small businesses across North America and Europe. In 2019, we generated approximately 48% of our revenue in North America, 38% in Europe and 14% in the rest of the world, based on the region where a transaction was initiated for our Digital Wallet and eCash Solutions or the merchant location for our Integrated Processing Solutions. We go to market and reach our clients through a combination of online and physical channels that we sell into utilizing a range of direct and indirect sales strategies across our three business segments. These sales strategies include:

•	Direct Sales—We market and sell our solutions directly to our clients through online marketing, our various branded solutions portals and a dedicated sales team.

•

Online Sales—We sell our solutions online to consumers using targeted marketing campaigns and search engine optimization tools designed to address specific verticals, geographies and user profiles. Users can sign up for our services at one of our proprietary online portals such as skrill.com, neteller.com and paysafecard.com.

•

Relationship & Call Center Sales—We have a direct sale force of 63 associates who build and develop relationships with larger merchants or respond to their inquiries via our dedicated sales centers that respond to calls or online inquiries. These sales personnel help businesses learn about our solutions and then will help configure a commercial solution for them from our suite of offerings.

•

Indirect Sales—We have built a network of resellers and partners, such as online portals, ISVs, Payment Facilitators and ISOs, who integrate our solutions into their own services or resell our solutions by utilizing their own salesforces or online marketing initiatives.

•

Online Resellers—We work with selected merchants and partners in specific verticals, such as iGaming and gaming, who promote our solutions or sell them in store. For example, our paysafecard and Paysafecash products are sold or activated across more than 650,000 distribution points around the world.

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ISVs—We work with over 150 ISVs who develop vertical-specific business management SaaS solutions for industries such as restaurants, spa/salon, gyms, charities, property managers, and field service companies, among others. These ISVs service downstream merchants in Canada, the US, the UK and the EU. We provide development tools and APIs to help these software companies integrate our payment solutions into their software to facilitate membership billing, subscriptions, online or in person payments while minimizing their PCI obligations. We also provide onboarding tools that allow the ISV to provide a seamless and embedded onboarding experience, risk tools that protect the ISV and their downstream merchants against fraud, and data and reporting services that allow the ISV to consume payment data within their own applications to offer a true one-stop-shop experience to their merchant customers. ISVs leveraging our payment technology can act as referral partners, be registered ISOs or registered payment facilitators. Our technology can support any of these models.

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Independent Resellers—We work with over 600 active independent resellers, such as agents, ISOs, referral partners or bank partners who typically resell our solutions and services to SMB merchants in North America for commissions, revenue share agreements or referral fees.

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Payment Facilitators (PayFacs)—We work with sponsored payment facilitators in our portfolio and also help our ISO, ISV or platform clients to easily embed a custom payment solution into their offerings to create a “payfac-lite” or “payfac-in-a-box” solution. This enables our clients to get all of the features and benefits of being a PayFac without the risk, extensive underwriting and registration burdens, cash reserve requirements, or compliance and monitoring overhead.

Our Customer Service & Support

We provide customer support services that have been designed to address the specific support issues of each of our three business segments. These include:

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Digital Wallet Support—We provide customer support 24 hours per day and 7 days per week in 12 different languages through automated online tools for simple requests and through dedicated support contact centers located in Sofia, Bulgaria and Calgary, Canada. Our Digital Wallet support team is comprised of approximately 200 agents with another 60 support and management staff who are organized to support consumers and VIP members from all over the world. These teams are trained and equipped with a broad range of tools including communication templates and a state-of-the-art knowledge base to help address over 250 different contact types. More complex support issues are escalated to dedicated teams for resolution. In 2020, our customer service team successfully handled over 2.9 million service requests via phone, email, chat and social media achieving 80% first contact resolution. We are focused on increasing automation and self-service capabilities across our support operations and introduced virtual assistant, automated caller authentication, and robotic process automation solutions in 2020.

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eCash Support—We provide customer support from 6:00 a.m. to 10:00 p.m. CET 7 days per week in 22 different languages through multiple channels like phone, e-mail, and automated online tools for simple requests and through dedicated support call centers located in Sofia and Plovdiv, Bulgaria and Vienna, Austria. Our eCash customer support team is comprised of approximately 122 1st Level Support call center agents and 11 2nd Level Support agents. These teams are trained and equipped with a broad range of support scripts and preconfigured solutions to help resolve Level 1 support issues quickly and efficiently. More complex support issues are escalated to dedicated 2nd Level Team for resolution. For the nine months ended September 30, 2020, we handled over 575,000 customer support inquiries. We are also focused on increasing automation and self-service capabilities in this segment through the continued development of our webforms and FAQ’s, and the implementation of a self-resolution email service.

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Integrated Processing Support—We provide customer support 24 hours per day and 7 days per week for our merchant customers as well as our sales partners, such as agents, ISOs and VARs. We provide support through dedicated service centers located in the United States (Houston, Tampa Bay, West Lake Village, Minden), Jamaica, the UK (London) and Canada (Montreal). We support customers across a variety of channels including calls, email, chat and social media. Our support services are conducted primarily in English and secondarily in Spanish, but we can provide support in approximately 100 languages through our language support partner. Our customer support teams are comprised of approximately 200 agents with another 30 support and management staff trained to help resolve Level 1 support issues quickly and efficiently. More complex Level 2 and Level 3 support issues are escalated to dedicated technical teams for resolution. For the nine months ended September 30, 2020, we handled over 345,000 customer support calls.

Unity—Our Global Technology Platform

Unity is a proprietary, cloud-based technology platform that we have developed to manage and power our omni-channel solutions around the world in a highly scalable and efficient manner. Our Platform-as-a-Service (“Paas”) technology model was designed with a modular, micro-services architecture and a range of next-generation automation and A.I. capabilities. These enable us to develop and deploy our app-based solutions efficiently so they can be plugged into our ecosystem and rolled out quickly across our Paysafe Network to keep up with new innovations and revenue opportunities. As illustrated in the graphic below, Unity enables us to:

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Configure—Integrating, consolidating and curating functions and micro-services to facilitate the delivery of market-specific payment solutions that meet the requirements and purchasing preferences of local markets and partners. It also enables us to provide our clients with a convenient, single point of access through our Unity API to interface with these wide range of solutions and services;

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Transact—Providing powerful processing capabilities through our global gateway to capture, authorize, clear and settle transactions on our own account-to-account payments network or to route and process transactions through third-party networks and alternative payment methods;

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Analyze—Leveraging a large and growing data lake and powerful analytics platform featuring a range of internally developed A.I capabilities that provide us with unique insights into transaction flows, purchasing habits and trends within our payments ecosystem. This enables us to address the increasing demand from merchants for analytics and insights that will empower them to better understand their customers and design more productive consumer engagement strategies. Our massive data lake also contains valuable information on fast growing areas of commerce and attractive demographic behaviors that we do not believe are well understood by traditional vendors;

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Defend—Securing our client accounts and their transactions by utilizing a range of cybersecurity, fraud detection and risk management technologies and algorithms that we have developed in-house, integrated from best-of-breed third-party vendors, or customized through a combination of both approaches into our core technology stack; and

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Manage—Hosting, automating and streamlining a range of client engagement technologies such as our mobile apps and back-office functions, such as our on-boarding to interact, manage and support our clients more effectively.

The Unity platform is continuously updated with 86 week update cycles using agile development methodologies and app-based solutions deployed by 211 developers in our technology organization. Combined,

these features and attributes provide us with a range of operating advantages that we believe enable us to run our systems faster, more effectively and more efficiently, while optimizing our development resources to control our costs, including accelerating the cloud migration of nearly all of our core services, consolidating our digital wallets onto a single system and reducing our data centers from 12 to 2 physical sites and 2 cloud-based sites that are fully redundant and maintain a 99.99% uptime service level.

Our Global Risk and Compliance Management Program

Paysafe’s global risk and compliance program includes the development, deployment and management of proprietary models to detect and prevent compliance risk, card scheme risk, fraud risk and credit risk. We leverage the vast amount of data in our ecosystem and the learnings derived from our global and local operating experts to continuously update and improve our compliance and risk management practices. We utilize real-time detection and prevention processes and create alerts, which are then reviewed by our risk and compliance teams to ensure we act quickly to stop any potential fraudulent behavior. The outcomes of our reviews are driven back into our machine learning models for continuous improvement in accuracy. Our risk and compliance teams are geographically aligned with our business footprint around the world and include both global and local expertise in compliance and regulatory requirements across the entire payments landscape. The focus areas of our global risk, regulatory and compliance operations include:

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Global Expertise & Policies—We have leveraged our deep domain expertise and over 20 years of experience in solving the complexities of digital commerce to develop a series of stringent proprietary operating policies that enable us to operate a broad global business with deep local risk and regulatory compliance capabilities;

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Licenses & Certifications—We have built a network of relationships with regulators, networks and financial institutions, undergone numerous certification and registration processes and successfully acquired numerous operating licenses that enable us to operate in multiple jurisdictions in a safe and compliant manner. We maintain strict controls over these licenses and leverage our expertise to add new ones as we move into new markets;

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Underwriting & Risk Management—We have created sophisticated underwriting and real-time risk mitigation processes through a range of machine learning models and behavioral detection systems to identify potentially suspicious activity and reduce fraud. Our risk management infrastructure enables us to safely process billions of dollars in payments on a monthly basis.

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Credit Risk Management—Proprietary credit risk management system that monitors the top credit risks across the enterprise and allows expert analysts to conduct periodic reviews and make recommendations to mitigate large credit exposures.

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Account On-Boarding & Monitoring—We developed a series of multi-layered onboarding procedures to review new merchants and consumers. We validate and confirm information provided against government and other agency records or government issued documents to complete KYC checks at onboarding and then undertake further checks during the consumer lifecycle. We also employ models and monitoring rules to detect potential fraud and AML activity and report suspicious activity to the relevant government entities as appropriate as well as cooperating with any inquiries.

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Transaction Encryption & Management—We have developed strong transaction security capabilities that enable us to secure and monitor transactions within our own wallet and digital currency networks and safely encrypt and decrypt transactions from third-party networks and alternative payment methods. We also provide automation technologies and transaction management tools to help identify and manage chargebacks and transaction reversals in a convenient and easy to use manner for our clients.

•	Enterprise Risk and Risk Appetite—We have integrated a robust enterprise risk framework to our strategic decision making, which ensures we have ongoing and reasonable assurance regarding the achievement of our strategic objectives. This framework consists of a multi-layered governance structure to identify, assess, respond to and manage risks in line with our global risk appetite. Our global risk appetite has qualitative and quantitative measures in place, to support our business with broad-based guidance on the amount and type of risk we are willing to accept in pursuit of our strategic objectives.

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Core Risk Tracking System—We leverage governance, risk and compliance tools to track enterprise-wide risks, document improvement actions, identify accountable owners and track progress towards closure of key risks.

•	Centralized Risk Repository—We have centralized a repository of core risk policies, processes and control documentation via global risk governance and Enterprise Risk Management.

Licensing and Regulation

Laws and regulations in jurisdictions around the world apply to many key aspects of our business. Any actual or perceived failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, regulatory or governmental investigations, administrative enforcement actions, sanctions (including public fines), civil and criminal liability, public censures and constraints on our ability to continue to operate, as well as potentially adverse effects on our brand and position with respect to competitors. It is also possible that current or future laws or regulations could be interpreted or applied in a manner that would prohibit, alter, or impair our existing or planned products and services, or that could require costly, time-consuming, or otherwise burdensome compliance measures from us. This discussion is not exhaustive, and there are numerous other regulatory agencies that have or may assert jurisdiction over our activities. The laws and regulations applicable to the payments industry in any given jurisdiction are subject to interpretation and change.

Payments Regulation

Various laws and regulations govern the global payments industry. In Europe, certain of our subsidiaries are authorized by the FCA under the Electronic Money Regulations 2011 to perform the regulated activity of issuing e- money and the provision of payment services (which has the meaning specified in the Second Electronic Money Directive) as well as to provide account information services and payment initiation services to support our Rapid Transfer service. Additionally, we are authorized by the CBI under the European Communities (Electronic Money) Regulations 2011 for two of our entities in Ireland to act as e-money issuers and to provide payment services (including account information and payment initiation services to support our Rapid Transfer service) and have completed the necessary passporting notifications to operate in other EEA jurisdictions. E-money means electronically (including magnetically) stored monetary value, as represented by a claim on the electronic money issuer, which (a) is issued on receipt of funds for the purpose of making payment transactions; (b) is accepted by a person other than the electronic money issuer; and (c) is not excluded by regulation. An e-money issuer is someone who issues and redeems electronic money and provides payment services in accordance with the Second Electronic Money Directive. In connection with the Skrill and NETELLER Cryptocurrency Services, we have also applied for registration as a cryptoasset business with the FCA. The FCA has not been able to assess and register all firms that have applied for registration by the deadline for registration of January 10, 2020, due to the complexity and standard of the applications received, and the pandemic restricting the FCA’s ability to visit firms as planned. As a result, the Skrill and NETELLER Cryptocurrency Services have been temporarily registered under the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 as a cryptoasset business until July 9, 2021, pending the determination of our applications by the FCA. Additionally, one of Paysafe’s subsidiaries is also licensed as a financial intermediary with supervised membership of the self-regulatory authority Treuhand Suisse.

Both the UK and Ireland prescribe that, with respect to our payment services entities, no person may hold or acquire, alone or together with others, a direct or indirect stake of 10% or more of our shares, 10% of the voting rights attached to our shares, or exercise, directly or indirectly, significant influence over any of the regulated subsidiaries (or increase an existing holding of 10% or more of our shares or the voting rights attached to our shares crossing a control threshold (20%, 30% or 50%)) without first obtaining the prior approval of the FCA and the CBI.

Furthermore, certain of our subsidiaries are considered Foreign Money Service Businesses (“FMSBs”) under the recently amended Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act and are therefore required to hold FMSB licenses with FINTRAC, the Canadian Regulator. These licensed subsidiaries are subject to record keeping and reporting requirements for all activity involving money transferring, foreign exchange dealing, and as of June 1, 2021, all offerings related to virtual currency. These same subsidiaries are also licensed as money service businesses with the Quebec Autorité de Marchés Financiers and are subject to record keeping requirements for all money transfers and foreign exchange transactions involving Quebec residents.

In the United States, Skrill USA Inc. (“Skrill USA”), is registered with FinCEN as a money services business and regarded as a money transmission business. Money transmitting businesses are subject to numerous regulations in the United States at the federal and state levels, and we have obtained or applied for money transmitter licenses (or applicable similar licenses) in all U.S. states and territories in which we are required to do so, with licenses pending. These licenses and registrations subject us, among other things, to record-keeping requirements, reporting requirements, bonding requirements, limitations on the investment of customer funds, and inspection by state and federal regulatory agencies. We are also subject to inspections, examinations, supervision, and regulation by each state in which we are licensed. Furthermore, to the extent that our activities cause us to be deemed to be engaged in other business involving digital currency activities that are regulated in any state in which we operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations. If we are required to register in these states and comply with their individual requirements, we can expect to incur significant compliance costs, including increased legal expenses, accounting expenses and internal costs. Without a required money transmitter license, we could not engage in money transmitter activities with such state).

Since the enactment of the Dodd-Frank Act, there have been substantial reforms to the supervision and operation of the financial services industry, including numerous new regulations that have imposed compliance costs on us and our financial institution partners and clients. Among other things, the Dodd-Frank Act established the CFPB, which is empowered to conduct rule-making and supervision related to, and enforcement of, federal consumer financial protection laws. Certain money transmitters engaged in international money transfers such as Skrill USA are required to provide additional consumer information and disclosures, adopt error resolution standards and adjust refund procedures for international transactions originating in the United States, and certain money transmitters that are deemed by regulation to be “larger participants” in the international money transfer market, such as Skrill USA, are subject to direct supervision by the CFPB. In addition, the CFPB may adopt other regulations governing consumer financial services, including regulations defining unfair, deceptive, or abusive acts or practices, and new model disclosures. Skrill USA could be subject to fines or other penalties if it is found to have violated the Dodd-Frank Act’s prohibition against unfair, deceptive or abusive acts or practices or other consumer financial protection laws enforced by the CFPB. The CFPB’s authority to change regulations adopted in the past by other regulators could increase our compliance costs and litigation exposure. Skrill USA may also be liable for failure of its agents to comply with the Dodd-Frank Act. The legislation and implementation of regulations associated with the Dodd-Frank Act have increased Skrill USA’s costs of compliance and required changes in the way it and its agents conduct business. In addition, Skrill USA is subject to examination by the CFPB from time to time.

The Dodd-Frank Act also empowers state attorneys general and other state officials to enforce federal consumer protection laws under specified conditions. We, including Skrill USA, have periodically been involved in reviews, investigations, proceedings (both formal and informal), and information-gathering requests, by various government offices and agencies, including various state agencies and state attorneys general (as well as the CFPB and the U.S. Department of Justice). These examinations, inquiries and proceedings could result in, among other things, substantial fines, penalties or changes in business practices that may require us to incur substantial costs.

Although we have the licenses and authorizations referred to above, our Digital Wallet and eCash Solutions business issues e-money to customers in over 120 countries and territories, a majority in which we are not licensed as an e-money issuer. We take the view that, in general, we are not conducting regulated activities in these other jurisdictions on the basis that our activities of issuing e-money are not conducted in each jurisdiction in which our relevant customers reside, but rather e-money is issued in jurisdictions in which we are licensed. We acknowledge that local regulators in these jurisdictions may take a different view and, as transaction volumes increase and/or the matter is brought to our attention by local regulators, we will take advice in respect of local requirements on a case-by-case basis. Failure to comply with local regulations in these jurisdictions could also lead to examinations, inquiries and proceedings that could result in, among other things, fines, penalties, prohibitions on operating in jurisdictions or changes in business practices that may require us to incur substantial costs.

Due to ongoing developments in e-money regulation, we obtain advice from outside legal counsel as required in order to assess any applicable risk and, where necessary, will limit the extent of our operations in a particular jurisdiction or will consider whether to obtain a license in such jurisdiction. We believe that the likelihood of any enforcement action by a regulator is low due to factors such as the operation of the services through the internet on a cross-border basis from a country in which the relevant entity holds a license, the limited extent of our activities in the respective jurisdictions, the lack of enforcement action against similar payment processors, the lack of a physical presence in the respective jurisdictions, and the effective management of our relationships with our customers. However, the adoption of new money transmitter statutes in other jurisdictions, changes in regulators’ interpretation of existing state and federal money transmitter or money services business statutes or regulations, or disagreement by a regulatory authority with our interpretation of such statutes or regulations, could require additional registrations or licenses, limit certain of our business activities until they are appropriately licensed and expose us to financial penalties. See “Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—We are subject to financial services regulatory risks.”

Payment Network Rules and Standards and Relationships with Partner Banks

Payment networks, such as Visa, Mastercard and American Express, establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including the Payment Card Industry Data Security Standards, govern a variety of areas, including how consumers and clients may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. With respect to the payment networks of which we are a participant, those payment networks rules apply to us directly. In addition, where we partner with a member bank to access payment networks, as described below, those payment networks’ rules may apply to us indirectly, as the rules may impact the nature of our relevant bank partnership. The payment networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the networks, and may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards.

In order for our Integrated Processing Solutions business to process and settle transactions for our merchants, we have entered into sponsorship agreements with banks that are members of the payment systems.

Because we are not a “member bank” as defined by the major payment networks’ rules and standards, we are not permitted to access those networks directly; instead, we are required to access the payment networks through our sponsor banks. Our bank partners sponsor our adherence to the rules and standards of the payment networks and enable us to route transactions under the sponsor banks’ control and BINs across the payment networks to authorize and clear transactions. Payment network rules restrict us from performing funds settlement directly and require that merchant settlement funds be in the possession of the member bank until the merchant is funded. These restrictions place the settlement assets and liabilities under the control of the member bank.

Our sponsorship agreements with our bank partners also give our sponsor banks substantial discretion in approving certain aspects of our business practices, including our solicitation, application and qualification procedures for clients and the terms of our agreements with clients, and provide them with the right to audit our compliance with the payment network rules and guidelines. We are also subject to network operating rules and guidelines promulgated by the National Automated Clearing House Association (“NACHA”) relating to payment transactions we process using the Automated Clearing House Network. Like the payment networks, NACHA may update its operating rules and guidelines at any time, which could require us to take more costly compliance measures or to develop more complex monitoring systems. Similarly, our ACH sponsor banks have the right to audit our compliance with NACHA’s rules and guidelines, and are given wide discretion to approve certain aspects of our business practices and terms of our agreements with ACH clients.

We have obtained Principal Membership designation from Mastercard Europe and Visa Europe to offer merchant acquiring services to merchants in the European Union. With the Principal Membership of Visa and Mastercard, Paysafe is able to act as the acquiring bank. This means that we are solely responsible for the adherence to the rules and standards of these payment networks, and it enables us to route transactions under our own payment network licenses to authorize and clear transactions. Under our payment network licenses, we are allowed to perform funds settlement directly to merchants. In addition, our European payment processing business has similar relationships with sponsor banks as described above for our North American component of our Integrated Processing Solutions business in order to access other European payment networks.

Indirect and Direct Regulatory Requirements

Our sponsor banks and certain of our merchants are financial institutions that are directly subject to various regulations and compliance obligations issued by their regulators and in the countries in which they operate. While these regulatory requirements and compliance obligations do not apply directly to us, many of these requirements materially affect the services we provide to our clients and us overall. For example, many regulators require financial institutions to manage their third-party service providers, including us. In turn, we also have certain direct obligations to oversee our critical suppliers. Among other things, these requirements include performing appropriate due diligence when selecting third-party service providers; evaluating the risk management, information security, and information management systems of third-party service providers; imposing contractual protections in agreements with third-party service providers (such as performance measures, audit and remediation rights, indemnification, compliance requirements, confidentiality and information security obligations, insurance requirements and limits on liability); and conducting ongoing monitoring, diligence and audit of the performance of third-party service providers. Accommodating these requirements applicable to our clients imposes additional costs and risks in connection with our relationships with financial institutions. We expect to expend significant resources on an ongoing basis in an effort to assist our clients in meeting their legal requirements. Similarly, we need to work very closely with our third-party core processors who sit between us and the payments network in the payment cycle.

Unfair, Deceptive or Abusive Acts or Practices (“UDAAP”) and Other Consumer Protection Standards

We and many of our clients are subject to laws and regulations prohibiting unfair or deceptive acts or practices in jurisdictions around the world. In the United States, this includes Section 5 of the Federal Trade Commission Act (“FTCA”) and various state laws in the United States similar in scope and subject matter thereto. In addition, laws prohibiting these activities and other laws, rules and or regulations, including the Telemarketing Sales Rule, which gives effect to the Telemarketing and Consumer Fraud and Abuse Prevention Act, and the Telephone Consumer Protection Act, may directly impact the activities of certain of our clients, and in some cases may subject us, as the client’s payment processor or provider of certain services, to investigations, fees, fines and disgorgement of funds if we are deemed to have aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of a client through our services. In the UK, the FCA implements, maintains and enforces a range of rules covering (among other things) management and control, market conduct, communications, financial prudence, the fair treatment of customers and the protection of vulnerable customers. These rules are contained in various sources including the FCA handbook of Rules and Guidance and the Payment Services Regulations 2017 and apply to the regulated activities we carry out. Breach of these rules may result in fines, public censures, customer remediation and redress and ultimately in the revocation of our regulatory license. In addition, the Consumer Rights Act 2015 sets out a framework of statutory consumer protection measures, and protects consumers in almost all purchases they make, through enforcing that products and services are of satisfactory quality, fit for purpose and are as described before the purchase. In addition, and of particular relevance to our business, the Consumer Rights Act 2015 sets out a framework for the assessment of unfair terms in consumer contracts, including a list of terms which will always be considered to be unfair and those terms which may be considered unfair. These provisions apply to our terms of business, as well as to “consumer notices” which includes items such as marketing material and pre-contractual discussions with customers. Consumers have the right to challenge unfair contract terms, such as disproportionate fees and charges, terms which create a significant imbalance between a customer’s rights and ours, as terms which may exclude any statutory duties we owe. Additionally, the FCA enforces and oversees compliance with the Consumer Rights Act 2015 in relation to regulated firms. Breach of the Consumer Rights Act 2015 may result in contracts or certain terms being unenforceable, damages liability and/or regulatory action.

In Ireland, the CBI also implements, maintains and enforces a range of rules covering (among other things) market conduct, communications with customers, the safeguarding of users’ funds and the fair treatment of consumers and other vulnerable customers. These rules are contained in various sources including the Consumer Protection Code and the European Union (Payment Services) Regulations 2018 and apply to the regulated activities we carry out from Ireland across the EEA. Breach of these rules may result in fines, public censures, customer remediation and redress and ultimately in the revocation of our regulatory licenses in Ireland.

Various regulatory enforcement agencies in jurisdictions around the world, including the Federal Trade Commission and the states attorneys general in the United States, and the FCA in the UK, have authority to take action against payment processors who violate such laws, rules and regulations. To the extent we are processing payments or providing services for a client suspected of violating such laws, rules and regulations, we may face enforcement actions and, as a result, incur losses and liabilities that may adversely affect our business. In the absence of a Federal privacy law, the Federal Trade Commission in particular has prosecuted privacy misdemeanors under Section 5 of FTCA, which are also open to prosecution by the CFPB.

The CFPB has attempted to extend certain provisions of the Dodd-Frank Act that prevent the employment of unfair, deceptive or abusive practices to payment processors. Though there is still litigation and uncertainty involving the meaning of “abusiveness” under the Dodd-Frank Act and whether payment processing companies are subject to these provisions (and the extent of their application), these provisions may apply or be applicable to us in the future. UDAAPs could involve omissions or misrepresentations of important information to consumers or practices that take advantage of vulnerable consumers, such as elderly or low-income consumers. The CFPB has initiated enforcement actions against a variety of bank and non-bank market participants with respect to a number of consumer financial products and services that has resulted in those participants expending significant time, money and resources to adjust to the initiatives being pursued by the CFPB. Such enforcement actions may serve as precedent for how the CFPB interprets and enforces consumer protection laws, including UDAAP, which may result in the imposition of higher standards of compliance with such laws and, as a result, limit, restrict or adversely affect our business of our business. The CFPB has indicated that it is considering whether future rulemaking may clarify the meaning of “abusiveness” under the Dodd-Frank Act UDAAP rule, though the scope and content of any such future rulemaking (and the extent to which any such future rulemaking may affect our business) remains uncertain.

Anti-Money Laundering

We are subject to various anti-money laundering and counter-terrorist financing laws and regulations that prohibit, among other things, our involvement in transferring the proceeds of criminal activities. Facilitating financial transactions over the internet creates a risk of fraud. See “Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—We must comply with money laundering regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere, and any failure to do so could result in severe financial and legal penalties.” Applicable money laundering regulations require firms to put preventative measures in place and to perform KYC procedures, including conducting customer identification and verification and undertaking ongoing monitoring. In addition, regulations require companies to keep records of identity and to train their staff on the requirements of the relevant money laundering regulations. We are also subject to rules and regulations imposed by, amongst others, HM Treasury and OFAC, regarding watch lists published by such bodies restricting the transfer of funds to certain specifically designated countries. If we are not in compliance with U.S. or other anti-money laundering laws, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse effect on our business, results of operations, financial condition and cash flows. Any investigation of any potential violations of anti-money laundering laws by U.S. or international authorities could harm our reputation and could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Our customers are resident in over 120 countries and territories. However, we believe that we do not conduct regulated activities in all of these jurisdictions. Rather, we conduct regulated activity in only a limited number of jurisdictions, and our wider customer base accesses our services online. We are subject to anti-money laundering regulation in Bermuda, the UK, Ireland, Switzerland, the United States and in any other jurisdiction where we are established and performing activities that would require that we apply anti-money laundering regulation. Our merchants are subject to due diligence in accordance with our policies and procedures before acceptance and, subject to the below, we intend for all customers to be subjected to progressive, risk-based KYC procedures with levels of identity verification through a combination of screening, monitoring of activity patterns and transaction volumes surpassing pre-set limits (in accordance with applicable regulations in Europe, the UK and in North America). Our systems are designed to have all consumer transactions be subject to strict, real-time transaction monitoring. Certain of our products and services, such as paysafecard e-vouchers, are exempted from KYC regulations due to the low monetary value of the transactions. We have put into place procedures designed to mitigate money laundering risks in these circumstances, including (i) strict, real-time transaction monitoring on the use of the vouchers, (ii) certain limitations on spending and (iii) limiting the frequency of voucher issuance in respect of a single customer or through certain points of sale or distributors. We conduct additional due diligence and verification when we detect high risk or suspicious activity. As a result, we believe that we have the appropriate processes in place to comply with the anti-money laundering laws and regulations to which we are subject and will become subject.

Online Gambling Regulation

We do not provide gambling services and, as a result, in most jurisdictions outside of the United States, do not require any gambling licenses or associated regulatory permissions. Where any associated regulatory permission is required to supply merchants in this sector we work to ensure that we hold the appropriate permission. However, our Digital Wallet and eCash businesses offer an online alternative to traditional payment methods and a large proportion of the customers and merchants of those businesses are engaged in the use or provision of online gambling services. Additionally, in February of 2019, we launched a new strategic partnership with Worldpay Inc. to establish an industry-leading digital payments acceptance and security platform in iGaming and Sports Betting in the United States.

During the nine months ended September 30, 2020, we derived approximately 31% of our revenue directly or indirectly from processing transactions for merchants and customers in the online gambling sector.

Given the importance of the online gambling sector to our business, we expend significant time and resources to ensure that we have an in-depth understanding of the regulatory environment in the main territories in which our gambling industry merchants operate and customers reside, monitoring closely the developing regulatory regimes in those territories and adapting our business acceptance policies where necessary. Currently, we monitor legal and regulatory developments in all of our material markets closely and generally seek to keep abreast of legal and regulatory developments affecting the gambling industry as a whole. We adapt our regulatory policies and, therefore, the scope of our ongoing monitoring on the basis that an individual market’s materiality to us may change. We have adopted a market presence policy that assesses a number of factors, including the legislative regime applicable to the relevant country, whether we have a presence in such country and the overall environment for online gambling activities in that country; we then consider whether any changes are required to the extent of our business activities in those countries. For example, in Norway, the Norwegian gambling regulator notified us that processing gambling payments for Norwegians is prohibited, so we have stopped processing certain gambling payments there, which will result in a small loss of a revenue. We also engage external counsel to conduct an assessment of our top 20 online gambling revenue producing countries to assist in our assessments of risk. However, we do not necessarily monitor, on a continuous basis, the laws and regulations in every jurisdiction where we facilitate payments for merchants or customers. See “Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation, including in such ways as could criminalize certain of our activities.”

The global online gambling market is characterized by regulatory inconsistencies across many jurisdictions and frequent changes in the laws and regulations governing online gambling. For instance, due to the borderless nature of online gaming and sports betting and foreign exchange trading, a merchant properly licensed in its home jurisdiction may still provide services to consumers in other jurisdictions, knowingly or unknowingly including in jurisdictions whose regulations are ambiguous or where gaming, sports betting and/or foreign exchange trading are prohibited. For example, the Latvian Financial and Capital Market Commission (the “Commission”) notified us of their belief that we were in breach of Latvian law as a result of processing gambling payments between Latvian customers and gambling operators that do not have a local license. Following engagement with the Commission, we asserted that we were not in breach of Latvian law and currently have not received a response. See “Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—We generate a significant portion of our revenue by processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors.”

Risk Assessment Process

We have designed risk management systems to identify the geographic locations of our customers, identify the regulatory system to which such customers are subject and then determine whether such customers should be permitted to transact payments for online gambling through our system. Where we have made a decision for legal and/or policy reasons not to accept gambling transactions from customers in particular territories, we endeavor to implement those decisions rigorously using our risk management platform.

Before we accept business from merchants or customers for gambling activities, we are careful to assess the risk for us of accepting such business. Our determination as to whether or not to permit online gambling customers in a given jurisdiction to access our services is based on a number of factors. These factors include, among others, our understanding of:

•	what licenses are held by our merchants and the strength of their legal position that the licenses permit their activities or that no license is required;

•	the laws and regulations of the jurisdiction where the merchants and customers are located, interpreted in accordance with applicable law;

•

the approach to the application or enforcement of such laws and regulations by regulatory and other authorities, including the approach of such authorities to the extraterritorial application and enforcement of such laws;

•	the willingness of online gambling merchants and other e-money and/or payment processing businesses to offer their services for gambling purposes in a particular jurisdiction;

•

the willingness of financial institutions in our network (principally banks and card payment companies) and our competitors to process funds in relation to online gambling by customers in a particular jurisdiction; and

•	the potential for a challenge of a local licensing regime based on the Treaty of the Functioning of the European Union (“TFEU”).

When the legal position is unclear, we will consider the above factors and make a decision whether to do business based on a review and weighting of the above factors. We re-evaluate our assessment of individual jurisdictions as required and the categorization applied and may change our view. For example, we consider planned changes to legislation or court judgments which may affect our categorization of any jurisdiction and our willingness to transact gambling payments for customers located there. Such reviews take place as soon as practicable after becoming aware of them and when a review can meaningfully be undertaken. These reviews comprise the solicitation of legal advice (and updated advice) as well as the assessment of market intelligence, which are then assessed and determined by our Market Presence Committee. Other gambling operators, regulators and other payments businesses and financial institutions may, however, take a different view of the legal environment in any particular jurisdiction. In this regard, we have created and used the following categories of classification for the Group:

•

Banned countries. We currently regard eleven countries and territories as “banned,” in respect of our services, as a result of certain factors but primarily geographic sanctions imposed by the U.S. Department of Treasury’s Office of Foreign Asset Control. Where we classify a market as banned, such as Cuba, Iran, Iraq, Libya, North Korea and Syria, we decline any customers in that market (irrespective of whether the end user intends to use the products and services for gambling) and customers resident in other countries should not be able to access their accounts when present in any of the banned countries.

We have a policy in place to screen our customers upon customer account registration against the Specially Designated Nationals list published by OFAC and the HM Treasury sanctions list. Decisions to add or remove countries from our banned country list are taken on a country-by-country basis and we adopt a risk based approach when making such decisions and, among other things, will conduct an assessment of the legal environment.

•

Non-Serviced countries and territories. We designate certain countries and territories as non-serviced, which could either mean we do not provide any of our services in that particular country or territory or that we do not provide payment services in relation to a particular industry such as online gambling in that country or territory. A decision to classify a country or territory or an industry as non-serviced is made after a careful analysis of business risks associated with such activity.

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Limited service countries. In certain countries we are prepared to provide payment services in relation to a particular industry but subject to certain requirements or restrictions (e.g., we accept online gambling business in these types of countries provided the merchant is licensed). Those countries have introduced regulations that permit online gambling merchants provided that they are licensed by the regulator in that country (as in Italy, France, UK and Spain). In some jurisdictions, we have also agreed not to support certain black-listed gambling operators after an assessment of the relevant regulatory regime.

•

Accepted markets. Where the market is not classified as either banned, non-serviced or limited service, we categorize it as accepted and support processing payments in relation to online gambling from such jurisdictions. An example of an accepted market is a market is which an online gambling licensing regime has been implemented where we believe that the regime could be subject to challenge under EU law, such as where only a limited number of operators have been granted licenses or impediments exist in the application process for which there is no obvious market justification. We closely monitor the regulatory position in the major markets that we have categorized as accepted markets to ensure that the level of risk to us, our merchants and customers is acceptable. To implement this monitoring process, we have created an experienced team with in-depth industry knowledge, who take a number of measures in order to ensure that they are well placed to make decisions to accept or decline business in particular jurisdictions and to deploy our technology platform in order to best apply these decisions. These measures include taking specific legal advice, attending conferences and industry meetings, reviewing market studies on what banks and other payment processors do, exploring the regulatory position with others in the sector (including competitors and their own merchant base), and continually developing our technology platform in order to best implement our business acceptance policies. We augment this review with risk mitigation in ensuring that our operations, people and assets are not located in jurisdictions (even temporarily) where it is not clear that online gambling is legal.

In making the assessment for each relevant country, we will assess the risk in the market, the approach of our competitors and the likelihood of enforcement action being taken. We regularly review our categorization of jurisdictions of existing gambling merchants and customers as the regulatory environment within countries changes over time which may, along with a potential change in our attitude towards risk, result in us reconsidering our approach. It is also possible that, while our assessment of a jurisdiction may not change, enforcement action could still be taken against us and/or our executive officers or directors, depending upon the local laws in the relative jurisdiction. Although we have designed these systems with the intention of effectively assessing risk, our risk assessment processes may not always be effective. See “Risk Factors—Risks Related to Our Business and Industry—We may become an unwitting party to fraud or be deemed to be handling proceeds resulting from the criminal activity of our customers.”

Regulatory Change: Trends and Outlook

Although the general trend in gambling regulation over the last ten years has been to seek to restrict the activities of online-based operators, in the EU this has generally resulted in a move towards controlled regulation, rather than absolute prohibition. For example, the regimes in Italy and France have both moved away from state-run monopoly-based markets to controlled regulation (and Germany has moved from prohibition to controlled regulation). Not all regimes license all types of gambling products. Changes in the regulation of online gambling in the markets described above and elsewhere may impact us both positively (where the markets are liberalized or become regulated) and negatively (where markets are restricted or become prohibited). See “Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—Our business is subject to extensive regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation, including in such ways as could criminalize certain of our activities.”

Data Protection and Information Security

We process personal data, some of which may be sensitive, as part of our business and are subject to increasingly complex regulations related to privacy, data protection and information security in the jurisdictions in which we do business. Ensuring customer data security, privacy, and ongoing compliance with applicable regulations requires significant capital expenditure. Moreover, these regulations could result in negative impacts to our business. In the EU, we are also subject to enhanced compliance and operational requirements under the GDPR, which became effective in May 2018. The GDPR expands the scope of the EU data protection law to all foreign companies processing personal data of EU residents, imposes a strict data protection compliance regime with severe penalties of up to the greater of 4% of worldwide turnover or €20 million, and includes new rights such as the “portability” of personal data. Although the GDPR applies across the EU without a need for local implementing legislation, each EU member state has the ability to interpret the GDPR opening clauses, which permit region-specific data protection legislation and has created inconsistencies, on a country-by-country basis.

Since 2016, we have engaged in a large, transformative program regarding data privacy in connection with GDPR compliance requirements. However, policymakers around the globe are using these requirements as a reference to adopt new or updated privacy laws that could result in similar or stricter requirements in other jurisdictions. In the United States, the Gramm-Leach-Bliley Act of 1999 (along with its implementing regulations) restricts certain collection, processing, storage, use and disclosure of personal financial information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of such information through the issuance of data security standards or guidelines.

In addition, there are state laws in the United States governing the collection of personal information (including, as of January 1, 2020, the California Consumer Privacy Act of 2018 (the “CCPA”)), including those restricting the ability to collect and use certain types of information such as Social Security and driver’s license numbers. The CCPA imposes stringent data privacy and data protection requirements for the data of California residents, and provides for penalties for noncompliance of up to $7,500 per violation, if willful, and provides for a private right of action in the event of a data breach affecting specified personal information of California residents. Implementing regulations for the CCPA were released in August 2020, and on November 3, 2020, California voters approved a new law, the California Privacy Rights Act (“CPRA”). The CPRA expands the rights of consumers and establishes the California Privacy Protection Agency, providing the agency with investigative, enforcement and rule-making powers. Certain other state laws impose or are in the process of imposing similar privacy obligations. Certain other state laws impose similar privacy obligations as well and, in addition, all 50 states have laws with varying obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others. Additionally, the use or generation of biometric data as an aid to fraud prevention is becoming increasingly regulated through a patchwork of laws in both the EU and across the United States, with a number of state laws now requiring consent to such use. See “Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—We are subject to current and proposed regulation addressing consumer privacy and data use, which could adversely affect our business, financial condition and results of operations.”

Intellectual Property and R&D

We rely upon a combination of copyrights, trade secrets, trademarks, license agreements, confidentiality policies and procedures, nondisclosure agreements and technical measures designed to protect the intellectual property and commercially valuable confidential information and data used in our business in jurisdictions around the world. We seek to protect our intellectual property rights by relying on applicable laws and regulations in the United States and internationally, as well as a variety of administrative procedures. We also rely on contractual restrictions to protect our proprietary rights when offering or procuring products and services. We have not applied for any patents in respect of our electronic payment processing systems and cannot give assurances that any patent applications will be made by us or that, if they are made, they will be granted. Additionally, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude us from using our technology.

The steps we have taken to protect our copyrights, trade secrets, trademarks and other intellectual property may not be adequate, and third parties could infringe, misappropriate or misuse our intellectual property. If this were to occur, it could harm our reputation and adversely affect our competitive position or results of operations.

We also license from third parties a variety of content, data and other intellectual property. Although we believe that alternative technologies and work-arounds are likely to be available should these agreements terminate or expire, there is no guarantee that third-party technologies will continue to be available to us on commercially reasonable terms or that work-arounds would be readily available for deployment in a commercially reasonable time frame. See “Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—We may not be able to adequately protect or enforce our intellectual property rights, or third parties may allege that we are infringing their intellectual property rights,” “Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—Our use of open source software could compromise our ability to offer our products or services and subject us to possible litigation” and “Risk Factors—Risks Related to Our Business and Industry—Regulatory, Legal and Tax Risks—If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.”

Our total research and development expense for the nine months ended September 30, 2020 was $4,338,091.

Competition

The global payments industry is highly competitive, rapidly changing, highly innovative and increasingly subject to regulatory scrutiny and oversight. We compete against a wide range of businesses, including businesses that are larger than we are, have a dominant and secure position, or offer other products and services to consumers and merchants that we do not offer, as well as smaller companies that may be able to respond more quickly to regulatory and technological changes than we can. We compete against all forms of payments, including credit and debit cards; automated clearing house and bank transfers; other online payment services, local alternative payment methods, and digital wallets; mobile payments; cryptocurrencies and distributed ledger technologies; and offline payment methods, including cash and check. We also compete against banks, merchant acquirers, and third-party payment processors, including Chase Merchant Services, Bank of America Merchant Services, Wells Fargo Merchant Services, U.S. Bank’s Elavon division, Fiserv, FIS, Global Payments, PayPal and Square. We compete primarily on the basis of the following:

•	brand recognition;

•	distribution network and channel options;

•	convenience;

•	variety of payment methods;

•	product and service offerings;

•	customer service for both consumers and merchants;

•	trust and reliability;

•	speed;

•	data protection and security;

•	price; and

•	innovation.

Employees

As of September 30, 2020, we had approximately 3,400 employees globally. None of these employees are represented by a labor union and we consider our relationship with our employees to be good.

Properties

The mailing address of Paysafe Limited’s registered office is c/o M Q Services Ltd., Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. It is the intention that, in the longer term, the affairs of Paysafe will be conducted so that the central management and control of Paysafe is exercised in the UK with its principal executive office located at 25 Canada Square, 27th Floor, London, United Kingdom, E14 5LQ. Our London lease expires on September 3, 2025. We also lease a number of operations, business, data center and sales offices and facilities in 23 locations in 10 countries across Europe, North America and Asia. Our business is not capital intensive. We believe that our facilities are generally adequate for our current anticipated and future use, although we may from time to time lease additional facilities or vacate existing facilities as our operations require.

Seasonality

Our business is subject to seasonal influences. Our Integrated Processing Solutions and eCash businesses historically experience increased activity during the traditional holiday periods and around other nationally recognized holidays. Our Digital Wallet and eCash businesses experience increased activity based on the occurrence and timing of major sporting events.

Legal Proceedings

We are, from time to time, party to general legal proceedings and claims, which arise in the ordinary course of business. We may be and in some cases have been subject to claims, lawsuits, government or regulatory investigations, subpoenas, inquiries or audits, and other proceedings involving areas such as online gambling regulation, intellectual property, consumer protection, privacy, data protection, labor and employment, immigration, import and export practices, product labeling, competition, accessibility, securities, tax, marketing and communications practices, commercial disputes, anti-money laundering, anti-corruption, counter-terrorist financing, sanctions and other matters.

While it is not possible to quantify the financial impact or predict the outcome of all pending claims and litigation, management does not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon our financial position, results of operations or cash flows.

PAYSAFE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Paysafe Audited 2019 Consolidated Financial Statements included elsewhere in this proxy statement/prospectus. The information for the nine-month periods ended September 30, 2020 and September 30, 2019 are derived from our Paysafe Unaudited 2020 Interim Condensed Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause such differences are discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refer to Pi Jersey Holdco 1.5 Limited and its subsidiaries prior to the consummation of the Business Combination.

Our Company

Paysafe is a leading, global pioneer in digital commerce solutions. We empower over 15 million active users in more than 120 countries and over 250,000 SMBs across the United States, Canada, and Europe to conduct secure and friction-less commerce across online, mobile, in-app, and in-store channels. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in Integrated Processing, Digital Wallet and online eCash solutions.

We serve and support our clients through an omni-channel model that leverages the global reach and B2B and B2C relationships of our Paysafe Network. This enables us to manage and serve our clients through 6 hubs around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force of 63 associates who build and develop relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite of technology services. We sell our solutions online to smaller merchants and consumers using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as ISVs and ISOs, who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives. We operate across three lines of business, which provide our digital commerce solutions to different end markets. Our three lines of business, which represent our operating and reporting segments, are Integrated Processing, Digital Wallet and eCash Solutions.

Integrated Processing: Our Integrated Processing solutions are marketed under the Paysafe and Petroleum Card Services brands. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, eCommerce solutions, gateway solutions, fraud and risk management tools, data and analytics, point of sale systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners.

Digital Wallet: Our Digital Wallet solutions are marketed under the NETELLER and Skrill brand names, as well as a proprietary pay-by-bank solution marketed in Europe under the Rapid TransferTM brand. Skrill and NETELLER remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such card-based payments, enabling our active users to send, spend, store and accept funds online more easily.

eCash Solutions: Our proprietary eCash solutions are marketed under the Paysafecard and Paysafecash brands. These solutions provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash. Paysafecard and Paysafecash are available at over 650,000 locations in 50 countries worldwide.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see the section entitled “Information Related to Paysafe—Our Large & Fast-Growing Market Opportunity—Key Market Trends” and “Risk Factors” in this proxy statement/prospectus.

Impact of COVID-19

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict. It is even more difficult to predict the impact on the global economic market, which will depend upon the actions taken by governments, businesses and other enterprises in response to the pandemic. The pandemic has already caused, and is likely to result in further, significant disruption of global financial markets and economic uncertainty. The pandemic has resulted in authorities implementing numerous measures to try to contain the COVID-19 pandemic, such as travel bans and restrictions, quarantines, shelter in place or total lock-down orders, and business limitations and shutdowns. Such measures have significantly contributed to rising unemployment and negatively impacted consumer and business spending.

On March 17, 2020, as a precautionary measure in order to increase our cash position and preserve financial flexibility in light of uncertainty in the global markets resulting from the COVID-19 pandemic, we borrowed $216,000 under our revolving credit facility. We subsequently repaid all outstanding borrowings under our revolving credit facility during the period between August 17, 2020 and October 13, 2020. The extent to which COVID-19 impacts the Company’s future financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken by governments to curtail or treat its impact, including shelter in place directives, business limitations and shutdowns, travel bans and restrictions, loan payment deferrals (whether government-mandated or voluntary), moratoriums on debt collection activities and other actions, which, if imposed or extended, may impact the economies in which the Company now, or may in the future, operate. Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect our business and the value of our shares.

Our merchants, particularly in industries most impacted by the COVID-19 pandemic, including the retail, restaurant, hotel, hospitality, consumer discretionary and travel industries and companies whose customers operate in impacted industries, may reduce or delay their technology-driven transformation initiatives, which could materially and adversely impact our business. Further, as a result of the COVID-19 pandemic, we have experienced, and may continue to experience, slowed growth or decline in new demand for our products and services and lower demand from our existing merchants for expansion within our products and services, as well as existing and potential merchants reducing or delaying purchasing decisions. This is particularly relevant for Integrated Processing, where these effects contributed in part to the impairment of intangible assets in the nine months ended September 30, 2020 of $102,404. In addition, while our Digital Wallet business is showing recovery as sporting events resume, if the COVID-19 pandemic continues and authorities implement measures to contain the pandemic that have the effect of decreasing or halting altogether sporting events, our Digital Wallet business could be materially adversely affected. We have experienced, and may continue to experience, an increase in prospective merchants seeking lower prices or other more favorable contract terms and current merchants attempting to obtain concessions on the terms of existing contracts, including requests for early termination or waiver or delay of payment obligations, all of which has adversely affected and could materially adversely impact our business, results of operations and overall financial condition in future periods. Further, we may face increased competition due to changes to our competitors’ products or services, including modifications to their terms, conditions and pricing that could materially adversely impact our business, results of operations and overall financial condition in future periods.

While the current macroeconomic environment as a result of the COVID-19 outbreak has adversely impacted general consumer and merchant spending with a more pronounced impact on travel and events verticals, the spread of COVID-19 has also accelerated the shift from in-store shopping and traditional in-store payment methods (e.g., credit cards, debit cards, cash) towards e-commerce and digital payments and resulted in increased customer demand for safer payment and delivery solutions (e.g. contactless payment methods, buy online and pick up in store) and a significant increase in online spending in certain verticals that have historically had a strong in-store presence. Our eCash Solutions segment has benefited from these behavioral shifts, including a significant increase in net new active accounts and payments volume. To the extent that consumer preferences revert to pre-COVID-19 behaviors as mitigation measures to limit the spread of COVID-19 are lifted or relaxed, our business, financial condition, and results of operations could be adversely impacted.

Additionally, diversion of management focus to address the impacts of the COVID-19 pandemic could potentially disrupt our operating plans. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. Because of our largely subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods.

Public company costs

Following the completion of the Business Combination, we expect to incur additional costs associated with operating as a public company. We expect that these costs will include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations and other expenses that we did not incur as a private company. While at the time of this filing we qualify as a foreign private issuer under the Exchange Act, this status is subject to change pending our ability to qualify in the future. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and national securities exchanges, requires public companies to implement specified corporate governance practices that are currently not applicable to us as a private company. These additional rules and regulations will increase our legal, regulatory and financial compliance costs and will make some activities more time-consuming and costly.

Share based compensation

Certain of our outstanding share-based compensation awards include a service-based vesting condition and a performance-based vesting condition that are satisfied upon a qualifying “Exit Event,” which will include the Business Combination. Awards for which the service-based condition has already been met will, upon completion of the Business Combination, satisfy the performance condition and vest immediately, resulting in a share-based compensation expense. See “Unaudited Pro Forma Condensed Combined Financial Information” for additional information. Awards for which the service-based condition has not yet been met will, upon completion of the Business Combination, result in a share-based compensation expense being recognized over time as services are rendered by employees. As a result, we expect to recognize share-based compensation expense related to awards that will vest upon the occurrence of the Business Combination. See “Unaudited Pro Forma Condensed Combined Financial Information” for additional information. In addition, following the completion of the Business Combination, from time to time we expect to make grants of equity-based awards of our common shares under the Omnibus Incentive Plan to employees, officers and directors. We generally expect to recognize expense related to the grant date fair value of these share-based compensation awards over the applicable service period.

Foreign currency impact

Our revenues and expenses are subject to changes in foreign currencies against the U.S. dollar which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our Consolidated Statement of Comprehensive Loss in the future. As a result of the relative size of our international operations, these fluctuations may be material.

Recent Company Initiatives and Events

Recent acquisitions

On June 1, 2018, we completed the acquisition or iPayment Holdings Inc. and its subsidiaries (“iPayment”), a U.S. based provider of payment and processing products for small and medium-sized businesses. The acquisition formed part of Paysafe’s strategy to expand its presence in North America in response to significant growth opportunities.

Components of Our Operating Results

Revenue

Revenue consists primarily of fees derived from the transaction processing services through three main lines of business: Integrated Processing, Digital Wallet and eCash Solutions. Substantially all of our Integrated Processing revenue stream is earned by charging merchants processing fees for facilitating payment processing transactions. The Digital Wallet revenue streams are almost entirely derived from charging merchants’ fees for allowing payments on their platforms using our services or from revenues for charging customers on a transactional basis for using our digital wallet. Similarly, in our eCash Solutions segment all revenue streams are earned either from charging merchants’ fees for accepting our eCash Solutions services or from transaction fees from customers using the Paysafecard services.

The Company’s promise to stand ready to provide electronic payment services is not based on a specified number of transactions, but rather is a promise to process all the transactions needed each day. Therefore, we measure revenue for our payment service daily based on the services that are performed on that day. We recognize revenue net of taxes collected from customers. These taxes are subsequently remitted to governmental authorities.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) consists primarily of the cost of transaction processing systems through three main lines of business: Integrated Processing, Digital Wallet and eCash Solutions. Cost of services (excluding depreciation and amortization) for Integrated Processing consists primarily of merchant residual payments to our network of independent sales organizations, as well as other fees incurred by the Company in the processing of transactions. Cost of services (excluding depreciation and amortization) does not include interchange fees charged by the card issuing financial institutions and fees charged by payment networks in the Integrated Processing segment, which are presented net of revenue. Cost of services (excluding depreciation and amortization) for Digital Wallet consists primarily of the costs to accept a customer’s funding source of payment and subsequent withdrawals from the wallet. These costs include fees paid to payment processors and other financial institutions. Cost of services (excluding depreciation and amortization) for eCash Solutions consists primarily of commission paid to distributors. These expenses exclude any depreciation or amortization, which is described below.

Selling, general and administrative

Selling, general and administrative consists primarily of employee related costs, including salaries and benefits, credit losses, information technology expenses and other administrative costs as noted below. Selling expenses are comprised of sales and marketing personnel-related costs, including salaries, and benefits. General and administrative expenses are comprised of expenses associated with operational and supporting personnel-

related costs, including salaries and benefits, as well as credit losses, corporate management, information technology, office infrastructure, external professional services and other activities. Specifically, for the years ended December 31, 2019 and 2018, credit losses were measured under ASC 310, Receivables, whereas for the nine months ended September 30, 2020, credit losses were measured under ASC 326 Financial Instruments—Credit Losses, which became effective on January 1, 2020. Accordingly, credit losses are not measured on the same basis in the financial years ended December 31, 2019 and 2018 as included in the Paysafe Consolidated Financial Statements, as the nine month period ended September 30, 2020, as included in the Paysafe Unaudited 2020 Interim Condensed Consolidated Financial Statements.

Depreciation and amortization

Depreciation and amortization consist of depreciation and amortization expenses related to computer and communication equipment, furniture and equipment, right-of-use assets, leasehold improvements, acquired and internally developed software, customer relationships and other intangible assets. Research and development costs for software development projects are capitalized when it is probable that the project will be completed, and the software will be used to perform the function intended. These costs are amortized over their useful life.

Impairment expense on intangible assets

Impairment expense on intangible assets relates to loss on impairment of intangible assets.

Restructuring and other costs

Restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, strategic transformation costs resulting from value creation initiatives following business acquisitions and professional consulting and advisory fees related to public company readiness activities. This includes certain professional advisory costs, office closure costs and resulting severance payments to employees.

Gain on disposal of a subsidiary and other assets, net

On June 26, 2019, Paysafe Group Limited, an indirect subsidiary of the Company, disposed of 100% of the share capital of Paysafe UK GOLO Holdco Limited. Gain on disposal of a subsidiary relates to the gain on the sale of Paysafe UK GOLO Holdco Limited in 2019.

Other (expense)/income, net

Other (expense)/income, net consists primarily of foreign exchange gains and losses, fair value movement in contingent consideration receivable, capital raising costs, and fair value movement in derivative instruments.

Interest expense, net

Interest expense, net primarily consists of the interest associated with our outstanding debt obligations and the amortization of debt issuance costs.

Income tax (benefit)/expense

Income tax (benefit)/expense represents income taxes generated in the UK and numerous foreign jurisdictions. These foreign jurisdictions have different statutory tax rates than the UK. Our effective tax rates will vary depending on the relative proportion of foreign to domestic income, interest, penalties, changes in the valuation of our deferred tax assets and liabilities, changes in uncertain tax positions and changes in tax laws.

Key Performance Indicators

We regularly monitor the following key performance indicators to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions. We believe that these key performance indicators are useful in understanding the the underlying trends in the Company’s businesses.

There are limitations inherent in key performance indicators. Investors should consider any key performance indicator together with the presentation of our results of operations and financial condition under GAAP, rather than as an alternative to GAAP financial measures. These measures may not be comparable to other performance measures used by the Company’s competitors.

Volume and Take Rate

Gross dollar volume is calculated as the dollar value of payment transactions processed by the Company. To reflect the distinct nature of our products across each segment, this includes, but is not limited to, the following:

•	For Integrated Processing: credit card and debit card transactions, and purchases made via Pay Later

•	For Digital Wallet: Deposits, withdrawals, transfers to merchants from consumers, transfers from merchants to consumers, wallet-to-wallet transfers, and pre-paid Mastercard transactions

•	For eCash Solutions: Transactions where vouchers are redeemed at merchants, and pre-paid Mastercard transactions

Volume (also known as gross dollar volume) is a meaningful indicator of our business and financial performance, as we typically generate revenue across our solutions based on per transaction fees that are calculated as a percentage of transaction dollar volume. In addition, volume provides a measure of the level of payment traffic we are handling for our consumers and merchants. Many marketing initiatives are focused on driving more volume, either through encouraging greater adoption of our payment products or increasing activity through existing merchants or consumers. As with any KPI, volume needs to be considered in context of products driving any movements across periods, as the pricing across different volume-generating products varies.

Take rate is calculated as operating segment revenue divided by gross dollar volume. Take-rate is a meaningful indicator of our business and financial performance as it describes the percentage of revenue collected by Paysafe on the volume of transactions processed. This is used by management as an indication of pricing or product mix trends over time. Please note this does not represent absolute pricing within each segment, due to the mix of product types and pricing agreements that will be in place with specific merchants. It will also factor in revenue from fees that are not directly linked to volume-based transactions, such as inactivity fees charged on dormant accounts.

The following table sets forth our gross dollar volume and take rate for the nine months ended September 30, 2020 and 2019:

	For the nine months ended September 30, 2020
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment Elimination	Total
Gross dollar volume	$50,269	$15,570	$3,180	($351)	$68,668
Take Rate	1.1%	1.9%	7.1%	—	1.5%

	For the nine months ended September 30, 2019
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment Elimination	Total
Gross dollar volume	$51,025	$19,648	$2,782	($447)	$73,008
Take Rate	1.1%	1.6%	7.2%	—	1.4%

	Increase / (Decrease)
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment Elimination	Total
Gross dollar volume	($756)	($4,078)	$398	$96	($4,340)
Take Rate	0.0%	0.3%	(0.1)%	—	0.1%

The following table sets forth our gross dollar volume and take rate for the year ended December 31, 2019 and 2018:

	For the years ended December 31, 2019
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment Elimination	Total
Gross dollar volume	$68,878	$26,564	$3,801	($588)	$98,655
Take Rate	1.1%	1.6%	7.2%	—	1.4%

	For the years ended December 31, 2018
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment Elimination	Total
Gross dollar volume	$63,611	$21,147	$3,618	($563)	$87,813
Take Rate	0.9%	1.6%	7.3%	—	1.3%

	Increase / (Decrease)
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment Elimination	Total
Gross dollar volume	$5,267	$5,417	$183	($25)	$10,842

	Increase / (Decrease)
(U.S. dollars in millions)	Integrated Processing	Digital Wallet	eCash Solutions	Intersegment Elimination	Total
Take Rate	0.2%	0.0%	(0.1)%	—	0.1%

Non-GAAP Financial Measure

We report our financial results in accordance with GAAP, which includes the standards, conventions, and rules accountants follow in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, we have provided Adjusted EBITDA as a non-GAAP financial measure.

We include a non-GAAP measure in this registration statement because it is a basis upon which our management assess our performance and we believe it reflects the underlying trends and an indicator of our business. Although we believe the non-GAAP measure is useful for investors for the same reasons, we recommend users of the financial statements to note the measure is not a substitute for GAAP financial measures or disclosures.

Our non-GAAP measure may not be comparable to other similarly titled measures used by other companies and has limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the operating results as reported under GAAP.

An explanation of the relevance of the non-GAAP measure, a reconciliation of the non-GAAP measure to the most directly comparable measure calculated and presented in accordance with GAAP is set out below. The non-GAAP measure has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. We do not regard the non-GAAP measure as a substitute for, or superior to, the equivalent measure calculated and presented in accordance with GAAP or the one calculated using a financial measure that is calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, impairment expense on intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiary and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes these adjustments improve the comparability of operating results across reporting periods.

We use Adjusted EBITDA as a key profitability measure. We use Adjusted EBITDA as our measure of segment profitability to assess the performance of our businesses and it is used for the Company as well because we believe it is important to consider our profitability on a basis that is consistent with that of our operating segments. Adjusted EBITDA reported for our segments is not, however, considered a non-GAAP measure as it is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of a non-GAAP measure under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K. We believe that Adjusted EBITDA should be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of Adjusted EBITDA by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income (loss) or other methods of analyzing our results as reported under GAAP. We do not use or present Adjusted EBITDA as a measure of liquidity or cash flow. Some of the limitations of Adjusted EBITDA are:

•	It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	It does not reflect changes in, or cash requirements for, our working capital needs;

•	It does not reflect the interest expense or the cash requirements to service interest or principal payments on debt;

•	It does not reflect income tax payments we are required to make;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Results of Operations

Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019

The following table sets forth our results of operations for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30,		Variance
(U.S. dollars in thousands)	2020	2019	$	%
Revenue	$1,056,204	$1,053,329	$2,875	0.3%
Cost of services (excluding depreciation and amortization)	390,985	374,793	16,192	4.3%
Selling, general and administrative	334,794	307,087	27,707	9.0%
Depreciation and amortization	205,560	207,355	(1,795)	(0.9%)
Impairment expense on intangible assets	102,404	1,944	100,460	5,167.7%
Restructuring and other costs	10,511	40,153	(29,642)	(73.8%)
Loss/(gain) on disposal of a subsidiary and other assets, net	359	(4,783)	5,142	(107.5%)

Operating income	11,591	126,780	(115,189)	(90.9)%
Other (expense)/income, net	(31,062)	(14,851)	(16,211)	109.2%
Interest expense, net	(123,332)	(122,557)	(775)	(0.6)%

Loss before taxes	(142,803)	(10,628)	(132,175)	1,243.6%

Income tax (benefit)/expense	(26,718)	(542)	(26,176)	4,829.5%

Net loss	(116,085)	(10,086)	(105,999)	1,051.0%

Less: net loss attributable to non-controlling interest	(382)	(48)	(334)	695.8%

Net loss attributable to the Company	(115,703)	(10,038)	(105,665)	1,052.6%

Revenue

Revenue remained consistent period over period with movements within our segments offsetting. The movements were driven by a 13.6%, or $27,235, increase in our eCash Solutions division due to higher volumes from online poker merchants during the COVID-19 pandemic as a result of changes in customer behavior, offset by a 6.2%, or $19,644, decrease in our Digital Wallet division due to the suspension of sports leagues as a result of COVID-19 and a corresponding reduction in sports betting volumes, as well as the impact of operational updates to our client take on procedures. For further detail on our segments, see “—Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $16,192, or 4.3%, to $390,985 for the nine months ended September 30, 2020 from $374,793 for the nine months ended September 30, 2019. Movements in our cost of services (excluding depreciation and amortization) are largely related to changes in volume and revenue. In addition to the movements in cost of services (excluding depreciation and amortization) due to the factors noted above for revenue, the increase is primarily attributable to an increase in fees paid to ISO partners in our Integrated Processing segment due to a change in revenue mix. The increase is also attributable to increases in certain fees in our Digital Wallet segment, including fees paid to affiliate partners, as well as fees paid to processing partners primarily due to the growth of Skrill Money Transfer.

Selling, general and administrative

Selling, general and administrative expenses increased $27,707, or 9.0%, to $334,794 for the nine months ended September 30, 2020 from $307,087 for the nine months ended September 30, 2019. This movement is driven by an increase in personnel-related costs of $8,328 due to an increase in headcount resulting from investments in certain critical functions. The remaining increase is due to an increase in credit losses incurred of $19,014 partly due to the impact of COVID-19 and the adoption of ASC 326 Financial Instruments—Credit Losses, which became effective on January 1, 2020. These factors were offset by cost saving measures implemented as a result of COVID-19.

Depreciation and amortization

Depreciation and Amortization decreased $1,795, or 0.9%, to $205,560 for the nine months ended September 30, 2020 from $207,355 for the nine months ended September 30, 2019. This decrease was primarily attributable to the impact of the impairment on intangible assets recognized during the nine months ended September 30, 2020 and the year ended December 31, 2019, offset by additions in intangible assets in the same period.

Impairment expense on intangible assets

Impairment expense on intangible assets increased by $100,460, or 5,167.7%, to $102,404 for the nine months ended, September 30, 2020 from $1,944 for the nine months ended September 30, 2019. In the nine months ended September 30, 2020, the Company recognized an impairment loss for certain software development and customer relationships resulting from the deterioration in their forecasted cashflows as well as higher than anticipated merchant attrition rates due, in part, to the impact of COVID-19 and the early retirement of legacy technology platforms. The impairment loss in 2019 related to a deterioration in forecasted cash flows and higher than anticipated merchant attrition rates relating to certain software development and customer relationships.

Restructuring and other costs

Restructuring and other costs decreased $29,642, or 73.8%, to $10,511 for the nine months ended September 30, 2020 from $40,153 for the nine months ended September 30, 2019. This decrease was primarily attributable to the following:

•

A decrease in restructuring costs of $9,835. For the nine months ended September 30, 2019, we incurred restructuring costs related to the integration of iPayment into the Company. The costs incurred include office closure costs, severance payments made to employees as a direct result of this restructure and certain professional advisory costs.

•

A decrease in costs related to our Brexit migration of $4,317. In 2020, we successfully transferred our EEA customers from our U.K. subsidiaries regulated by the Financial Conduct Authority to subsidiaries based in Ireland regulated by the Central Bank of Ireland. Most of the costs incurred relating to this migration were incurred in 2019. The costs incurred related primarily to professional advisory costs.

•

A decrease in costs related to US public market readiness costs of $10,247. In 2019 we incurred professional advisory costs related to the establishment of our SOX program, as well as accounting advisory costs in anticipation of a potential listing. The costs incurred related to the transaction described in this prospectus were primarily incurred after September 30, 2020.

The remaining decrease relates to a decrease in other costs recognized within restructuring and other costs, such as certain strategic transformation costs.

Loss/(gain) on disposal of a subsidiary and other assets, net

Loss/(gain) on disposal of a subsidiary and other assets, net decreased $5,142, or 107.5%, to a loss of $359 for the nine months ended September 30, 2020 from a gain of $4,783 for the nine months ended September 30, 2019. This decrease was primarily attributable to the disposal of 100% of the share capital of Paysafe UK GOLO Holdco Limited, an indirect subsidiary of the Company, which took place in 2019.

Other (expense)/income, net

Other (expense)/income, net increased $16,211, or 109.2%, to an expense of $31,062 for the nine months ended September 30, 2020 from an expense of $14,851 for the nine months ended September 30, 2019. The increase in other (expense)/income, net was primarily driven by an increase in foreign exchange loss of $6,415 and a decrease in the fair value gain on contingent consideration receivable of $10,001.

Interest expense, net

Interest expense, net increased slightly by $775, or 0.6%, to an expense of $123,332 for the nine months ended September 30, 2020 from an expense of $122,557 for the nine months ended September 30, 2019. The increase in interest expense, net was primarily driven by the additional drawdown of the revolving credit facility in 2020, a proactive step to realize liquidity in the early stages of COVID-19.

Income tax (benefit)/expense

Income tax (benefit)/expense was an income tax benefit of $26,718 for the nine months ended September 30, 2020 from a benefit of $542 for the nine months ended September 30, 2019. This increase in income tax benefit of $26,176 was primarily driven by the tax benefit of the impairment of intangible assets in 2020. The effective tax rate for the nine months ended September 30, 2020 was 18.7%, compared to 5.1% for the nine months ended September 30, 2019.

Net loss

Net loss increased by $105,999, or 1,051.0%, to a net loss of $116,085 for the nine months ended September 30, 2020 from a net loss of $10,086 for the nine months ended September 30, 2019. This increase in net loss was driven by the increase in cost of services (excluding depreciation and amortization), selling, general and administrative, impairment expense on intangible assets and other (expense)/income, partly offset by a decrease in restructuring and other costs and an increase in income tax benefit discussed above.

Non-GAAP Financial Measure

Adjusted EBITDA

Adjusted EBITDA for the Company decreased $41,024, or 11.0%, to $330,425 for the nine months ended September 30, 2020 from $371,449 for the nine months ended September 30, 2019. This decrease was driven primarily by the increase in cost of services (excluding depreciation and amortization) of $16,192 which was only partially offset by a $2,875 increase in revenue. Additionally, this decrease was the result of an increase in selling, general and administrative expenses due to an increase in employee costs and an increase in current expected credit losses incurred, which is partly due to the impact of COVID-19 and the adoption of ASC 326 Financial Instruments—Credit Losses. For further explanation on the year-over-year change on these financial statement line items, please refer to the commentary above in “Results of Operations.”

A reconciliation of loss from continuing operations before income taxes to Adjusted EBITDA is as follows for the nine months September 30, 2020 and 2019:

	Nine Months Ended September 30,
(U.S. dollars in thousands)	2020	2019
Net loss	$(116,085)	$(10,086)
Income tax (benefit)/expense	(26,718)	(542)
Interest expense, net	123,332	122,557
Depreciation and amortization	205,560	207,355
Impairment expense on intangible assets	102,404	1,944
Restructuring and other costs[1]	10,511	40,153
Loss/(gain) on disposal of a subsidiary and other assets, net	359	(4,783)
Other (expense)/income, net[2]	31,062	14,851

Adjusted EBITDA	$330,425	$371,449

(1)

As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, strategic transformation costs resulting from value creation initiatives following business acquisitions and professional consulting and advisory fees related to public company readiness activities. This includes certain professional advisory costs, office closure costs and resulting severance payments to employees. For the nine months ended September 30, 2020, restructuring and strategic transformation costs amounted to $7,578. Other costs primarily consisted of advisory fees related to public company readiness activities as well as other advisory fees incurred on merger and acquisition activity and the Company’s Brexit planning. For the nine months ended September 30, 2019, restructuring and strategic transformation costs amounted to $21,577. Other costs primarily consisted of advisory fees related to public company readiness activities as well as other advisory fees incurred on merger and acquisition activity, such as the disposal of Paysafe UK GOLO Holdco Limited, and the Company’s Brexit planning.

(2)

As noted above, other (expense)/income, net consists primarily of foreign exchange gains and losses, fair value movement in contingent consideration receivable, capital raising costs, interest expense, net of related party balances and fair value movement in derivative instruments. For the nine months ended September 30, 2020, other (expense)/income, net includes loss on foreign exchange of $8,693, fair value gain on contingent consideration receivable of $10,468, fair value loss on derivative instruments of $22,966 and interest expense, net, on related party balances of $3,140, together with other costs of $6,731. For the nine month period ended September 30, 2019, other (expense)/income, net includes loss on foreign exchange of $2,278, fair value gain on contingent consideration receivable of $20,469, fair value loss on derivative instruments of $20,809 and interest expense, net, on related party balances of $6,694, together with other costs of $5,539.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following table sets forth our results of operations for the years ended December 31, 2019 and 2018:

	Year ended December 31,		Variance
(U.S. dollars in thousands)	2019	2018	$	%
Revenue	$1,418,140	$1,140,662	$277,478	24.3%
Cost of services (excluding depreciation and amortization)	508,735	390,715	118,020	30.2%
Selling, general and administrative	443,064	341,960	101,104	29.6%
Depreciation and amortization	279,831	234,256	45,575	19.5%
Impairment expense on intangible assets	88,792	—	88,792	—
Restructuring and other costs	50,683	57,789	(7,106)	(12.3)%
Gain on disposal of a subsidiary and other assets, net	(4,777)	—	(4,777)

Operating income	51,812	115,942	(64,130)	(55.3)%
Other (expense)/income, net	(13,914)	5,995	(19,909)	(332.1)%
Interest expense, net	(164,559)	(156,027)	(8,532)	5.5%

Loss before taxes	(126,661)	(34,090)	(92,571)	271.5%

Income tax (benefit)/expense	(16,524)	5,621	(22,145)	(394.0)%

Net loss	(110,137)	(39,711)	(70,426)	177.3%

Less: net income attributable to non-controlling interest	61	—	61

Net loss attributable to the Company	$(110,198)	$(39,711)	$(70,487)	177.5%

Revenue

Revenue increased by $277,478, or 24.3%, to $1,418,140 for the year ended December 31, 2019 from $1,140,662 for the year ended December 31, 2018. This increase was in part driven by inclusion of the full year results of iPayment, which was acquired on June 1, 2018. For the year ended December 31, 2019, iPayment contributed to $324,856 of revenue, an increase of $135,548 from the year ended December 31, 2018. The remaining increase in revenue is primarily due to the growth in our Integrated Processing and Digital Wallet segments. For further detail on our segments, see “—Analysis by Segments.”

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $118,020, or 30.2%, to $508,735 for the year ended December 31, 2019 from $390,715 for the year ended December 31, 2018. Movements in our cost of services are largely related to changes in volume and revenue. This increase was therefore in part driven by inclusion of the full year results of iPayment, which was acquired on June 1, 2018 and is a lower margin business than the average of the Company’s existing business lines. For the year ended December 31, 2019, iPayment contributed to $132,233 of cost of services (excluding depreciation and amortization), an increase of $54,669 from the year ended December 31, 2018. The remaining increase is primarily due to an increase in cost of services (excluding depreciation and amortization) incurred within the Digital Wallet segment due to growth in the business, as well as an increase in commissions paid to affiliate partners for the introduction of new customers. The increase in cost of services (excluding depreciation and amortization) of the Digital Wallet segment was $35,473 from the year ended December 31, 2018.

Selling, general and administrative

Selling, general and administrative expenses increased $101,104, or 29.6%, to $443,064 for the year ended December 31, 2019 from $341,960 for the year ended December 31, 2018. This increase was primarily attributable to the following:

•

An increase in personnel-related costs of $40,037 as the average number of monthly employees increased from 2,861 to 3,189 during the period ending December 31, 2019. The increase in the average number of monthly employees was in part driven by the full-year impact of the acquisition of iPayment, as well as investment into certain corporate functions.

•

An increase in credit losses incurred of $26,527, primarily due to the full-year impact of the acquisition of iPayment as well as a material credit loss event relating to a former customer in which we incurred losses of $13,500.

The remaining increase was largely driven by an increase in marketing costs and professional costs. Marketing costs increased due to certain key campaigns in the period, including major sporting events such as the ICC Cricket World Cup, whereas professional costs were higher than the prior period due in part to an increased spend in outsourced services resulting from investments in our risk capabilities.

Depreciation and amortization

Depreciation and amortization increased $45,575, or 19.5%, to $279,831 for the year ended December 31, 2019 from $234,256 for the year ended December 31, 2018. This increase was in part attributable to the full year-impact of the intangible assets recognized as a result of the iPayment acquisition. The remaining increase is due to a revision of useful lives of certain computer software and customer relationships acquired as part of the past acquisitions of Paysafe Group Limited and iPayment. The revised useful lives reflect management’s best estimate of the accelerated retirement of legacy IT platforms and shortened periods over which these certain customer relationships are expected to generate revenue. The revisions resulted in a $22,123 increase in amortization expense for the year ended December 31, 2019. The increase in amortization was partially offset by a slight decrease in depreciation expense of $3,449.

Impairment expense on intangible assets

Impairment expense on intangible assets increased $88,792, to $88,792 for the year ended December 31, 2019 from $0 for the year ended December 31, 2018. The impairment loss in 2019 related to a deterioration in forecasted cash flows and higher than anticipated merchant attrition rates relating to certain software development and customer relationships.

Restructuring and other costs

Restructuring and other costs decreased $7,106, or 12.3%, to $50,683 for the year ended December 31, 2019 from $57,789 for the year ended December 31, 2018. The decrease in restructuring and other costs is attributable to the following factors:

•	A decrease in acquisition costs incurred of $10,894. The costs incurred in the year-ended December 31, 2018 relate to professional advisory costs incurred resulting from the acquisition of iPayment.

•

A decrease in restructuring costs and certain strategic transformation costs of $18,285. The decrease is primarily attributable to the closure of certain office locations in 2018 as well as costs incurred in 2018 related to certain strategic transformation programs resulting from the value creation plan initiated by the CVC Investors and the Blackstone Investors post acquisition of Paysafe.

This is partly offset by the following factors:

•

An increase in US public market readiness costs of $17,921. In 2019 we incurred professional advisory costs related to the establishment of our SOX program, as well as accounting advisory costs in anticipation of a potential listing.

•

An increase in costs relating to Brexit of $4,893. In 2020, we successfully transferred our EEA customers from our U.K. subsidiaries regulated by the Financial Conduct Authority to subsidiaries based in Ireland regulated by the Central Bank of Ireland. Most of the costs incurred relating to this migration were incurred in 2019. The costs incurred related primarily to professional advisory costs

Gain on disposal of a subsidiary and other assets, net

Gain on disposal of a subsidiary and other assets, net increased $4,777, to a gain of $4,777 for the year ended December 31, 2019 from $0 for the year ended December 31, 2018. This increase was primarily attributable to the disposal of 100% of the share capital of Paysafe UK GOLO Holdco Limited, an indirect subsidiary of the Company.

Other (expense)/income, net

Other (expense)/income, net was a net expense of $13,914 for the year ended December 31, 2019 compared to a net income of $5,995 the year ended December 31, 2018, a year-over-year increase in net expense of $19,909. The increase of net expense in 2019 was driven by a foreign exchange loss of $3,301 for the year ended December 31, 2019 compared to a gain of $41,761 for the year ended December 31, 2018, and an increase of $6,983 in fair value loss on derivative instruments. The gain related to foreign exchange arose on a timing difference between when Paysafe was acquired at the end of 2017 and when the cash was subsequently received in early 2018, which was partially offset by a fair value loss on acquired debt for the year ended December 31, 2018 of $41,125 which did not occur in the year ended December 31, 2019.

Interest expense, net

Interest expense, net increased slightly by $8,532, or 5.5%, to $164,559 for the year ended December 31, 2019 from $156,027 for the year ended December 31, 2018. The increase in interest expense, net is largely driven by the incremental debt recognized as a result of the acquisition of iPayment in 2018.

Income tax (benefit)/expense

The income tax (benefit)/expense in 2019 was a benefit of $16,524 for the year ended December 31, 2019 from an income tax expense of $5,621 for the year ended December 31, 2018. This resulted in an effective tax rate of 13.0% for the year ended December 31, 2019 and (16.5%) for the year ended December 31, 2018. The change in the effective tax rate in 2019 compared to 2018 primarily arises as a result of the tax benefit of the impairment of intangible assets in 2019, adjustments in respect of prior period estimates primarily relating to the taxability of derivative instruments and previously unrecognized R&D credits. This is offset by valuation allowances recorded against restricted interest expense carry forwards. A reconciliation between the statutory income tax rate and the income tax (benefit) provision reported in the Consolidated Statement of Comprehensive Loss is summarized in Note 3, Taxation, of the Paysafe Audited 2019 Consolidated Financial Statements appearing elsewhere in this proxy statement/prospectus.

Net loss

Net loss increased by $70,426, or 177.3%, to a net loss of $110,137 for the year ended December 31, 2019 from a net loss of $39,711 for the year ended December 31, 2018. This increase in net loss was driven by the increase in cost of services (excluding depreciation and amortization), selling, general, and administrative, impairment expense on intangible assets, and depreciation and amortization, partly offset by an increase in revenue and restructuring and other costs discussed above.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company increased $58,354, or 14.3%, to $466,341 for the year ended December 31, 2019 from $407,987 for the year ended December 31, 2018. This increase was driven by the $277,478 increase in revenue offset by a $118,020 increase in cost of services (excluding depreciation and amortization) due to the factors noted above. This increase was further offset by an increase in selling, general and administrative expenses of $101,104 from $341,960 for the year ended December 31, 2018 to $443,064 for the year ended December 31, 2019. The increase in selling, general and administrative expenses is primarily due to increases in employee costs, primarily due to the full year-impact of the iPayment acquisition. For further explanation on the year-over-year change on these financial statement line items, please refer to the commentary below in “Results of Operations.”

A reconciliation of loss from continuing operations before income taxes to Adjusted EBITDA is as follows for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
(U.S. dollars in thousands)	2019	2018
Net Loss	$(110,137)	$(39,711)
Income tax (benefit)/expense	(16,524)	5,621
Interest expense, net	164,559	156,027
Depreciation and amortization	279,831	234,256
Impairment expense on intangible assets	88,792	—
Restructuring and other costs	50,683	57,789
Gain on disposal of a subsidiary and other assets, net	(4,777)	—
Other (expense)/income, net	13,914	(5,995)

Adjusted EBITDA	$466,341	$407,987

(1)

As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, strategic transformation costs resulting from value creation initiatives following business acquisitions and professional consulting and advisory fees related to public company readiness activities. This includes certain professional advisory costs, office closure costs and resulting severance payments to employees. For the year ended December 31, 2019, restructuring and strategic transformation costs amounted to $24,792. Other costs primarily consisted of advisory fees related to public company readiness activities as well as other advisory fees incurred on merger and acquisition activity and the Company’s Brexit planning. For the period ended December 31, 2018, restructuring and strategic transformation costs amounted to $43,077. Other costs primarily consisted of advisory fees related to public company readiness activities as well as other advisory fees incurred on merger and acquisition activity, such as the acquisition of iPayment Holdings Inc., and the Company’s Brexit planning.

(2)

As noted above, other (expense)/income, net, consists primarily of foreign exchange gains and losses, fair value movement in contingent consideration receivable, capital raising costs, interest expense, net on related party balances and fair value movement in derivative instruments. For the year ended December 31, 2019, other (expense)/income, net includes loss on foreign exchange of $3,301, fair value gain on contingent consideration receivable of $27,274, fair value loss on derivative instruments of $17,325 and interest expense, net, on related party balances of $8,457, together with other costs of $12,105. For the year ended December 31, 2018, other (expense)/income, net includes gain on foreign exchange of $41,761, fair value gain on contingent consideration receivable of $30,443, fair value loss on acquired debt of $41,125, fair value loss on derivative instruments of $10,342 and interest expense, net, on related party balances of $8,457, together with other costs of $6,639.

Analysis by Segment

We operate in three operating segments: Integrated Processing, Digital Wallet, and eCash Solutions. Our reportable segments are the same as our operating segments. Adjusted EBITDA at the segment level is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs. For this reason, Adjusted EBITDA, as it relates to our segments, is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of non-GAAP financial measures under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K.

The Company allocates shared costs to the three segments. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019

Our results by operating segment for the nine months ended September 30, 2020 comprised of the following:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate(2)	Intersegment Elimination	Total
Revenue	$545,171	$298,144	$227,050	$—	$(14,161)	$1,056,204
Cost of services (excluding depreciation and amortization)	231,361	71,461	102,324	—	(14,161)	390,985
Selling, general and administrative	157,872	84,548	43,730	48,644	—	334,794

Adjusted EBITDA(1)	$155,938	$142,135	$80,996	$(48,644)	$—	$330,425

(1)	For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “—Results of Operations.”
(2)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Our results by operating segment for the nine months ended September 30, 2019 comprised of the following:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate(2)	Intersegment Elimination	Total
Revenue	$549,156	$317,788	$199,815	$—	$(13,430)	$1,053,329
Cost of services (excluding depreciation and amortization	224,058	72,009	92,156	—	(13,430)	374,793
Selling, general and administrative	139,613	80,874	39,266	47,334	—	307,087

Adjusted EBITDA(1)	$185,485	$164,905	$68,393	$(47,334)	$—	$371,449

(1)	For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “—Results of Operations.”
(2)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate(2)	Intersegment Elimination	Total
Revenue	$(3,985)	$(19,644)	$27,235	$—	$(731)	$2,875
Cost of services (excluding depreciation and amortization)	7,303	(548)	10,168	—	(731)	16,192
Selling, general and administrative	18,259	3,674	4,464	1,310	—	27,707

Adjusted EBITDA(1)	$(29,547)	$(22,770)	$12,603	$(1,310)	$—	$(41,024)

(1)	For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “—Results of Operations.”
(2)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Integrated Processing

Revenue decreased by $3,985, or 0.7%, to $545,171 for the nine months ended September 30, 2020 from $549,156 for the nine months ended September 30, 2019. This decrease was due to the impact of COVID-19 and an associated decrease in volumes period-over-period.

Cost of services (excluding depreciation and amortization) increased $7,303, or 3.3%, to $231,361 for the nine months ended September 30, 2020 from $224,058 for the nine months ended September 30, 2019. This increase was driven by an increase in fees paid to ISO partners, due to changes in revenue mix.

Selling, general and administrative increased $18,259 or 13.1%, to $157,872 for the nine months ended September 30, 2020 from $139,613 for the nine months ended September 30, 2019. The increase was primarily driven by an increase in current expected credit losses incurred partly due to the impact of COVID-19 as well as the adoption of ASC 326 Financial Instruments—Credit Losses.

Adjusted EBITDA decreased by $29,547, or 15.9%, to $155,937 for the nine months ended September 30, 2020 from $185,485 for the nine months ended September 30, 2019. This decrease in Adjusted EBITDA was largely due to the factors as noted above.

In addition, for the nine months ended September 30, 2020, we recognized an impairment expense on intangible assets totaling $102,404 that is attributable to the Integrated Processing segment. This expense is not included within the Integrated Processing segment Adjusted EBITDA.

Digital Wallet

Revenue decreased by $19,644, or 6.2%, to $298,144 for the nine months ended September 30, 2020 from $317,788 for the nine months ended September 30, 2019. This decrease was due to lower volumes year-on-year due to the impact of COVID-19 on sports betting, as well as the impact of operational updates to our client take on procedures.

Cost of services (excluding depreciation and amortization) decreased $548, or 0.8%, to $71,461 for the nine months ended September 30, 2020 from $72,009 for the nine months ended September 30, 2019. The decrease was primarily driven by the decrease in volume as noted above, offset by an increase in fees paid to affiliate partners, as well as fees paid to processing partners primarily due to the growth of Skrill Money Transfer.

Selling, general and administrative increased $3,674, or 4.5%, to $84,548 for the nine months ended September 30, 2020 from $80,874 for the nine months ended September 30, 2019. The increase was primarily driven by an increase in employee costs.

Adjusted EBITDA decreased by $22,770, or 13.8%, to $142,135 for the nine months ended September 30, 2020 from $164,905 for the nine months ended September 30, 2019. This decrease in Adjusted EBITDA was largely due to the factors as noted above.

eCash Solutions

Revenue increased by $27,235, or 13.6%%, to $227,050 for the nine months ended September 30, 2020 from $199,815 for the nine months ended September 30, 2019. This increase was driven primarily by higher volumes from online poker merchants during the COVID-19 pandemic due to changes in customer behaviors.

Cost of services (excluding depreciation and amortization) increased $10,168, or 11.0%, to $102,324 for the nine months ended September 30, 2020 from $92,156 for the nine months ended September 30, 2019. This increase was primarily driven by an increase in transaction volumes for the factors noted above.

Selling, general and administrative increased $4,464, or 11.4%, to $43,730 for the nine months ended September 30, 2020 from $39,266 for the nine months ended September 30, 2019. The increase was primarily driven by an increase in irrecoverable sales taxes, due to the migration of the divisions’ EU customers to a legal entity incorporated and resident in the Republic of Ireland in preparation for Brexit.

Adjusted EBITDA increased by $12,603 or 18.4%, to $80,996 for the nine months ended September 30, 2020 from $68,392 for the nine months ended September 30, 2019. This increase in Adjusted EBITDA was largely due to the factors as noted above.

Corporate

Corporate Adjusted EBITDA comprising of corporate overhead decreased $1,310, or 2.8% to a loss of $48,644 for the nine months ended September 30, 2020 from a loss of $47,334 for the nine months ended September 30, 2019. This increase in the Adjusted EBITDA loss was primarily driven by an increase in employee related costs, relating to the investments in key critical functions such as risk, finance and IT.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Our results by operating segment for the year ended December 31, 2019 comprised of the following:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate(2)	Intersegment Elimination	Total
Revenue	$735,459	$428,148	$272,744	$—	$(18,211)	$1,418,140
Cost of services (excluding depreciation and amortization)	301,456	99,730	125,760	—	(18,211)	508,735
Selling, general and administrative	212,230	115,624	54,681	60,529	—	443,064

Adjusted EBITDA(1)	$221,773	$212,794	$92,303	$(60,529)	$—	$466,341

(1)	For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “—Results of Operations.”
(2)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Our results by operating segment for the year ended December 31, 2018 comprised of the following

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate(2)	Intersegment Elimination	Total
Revenue	$543,301	$343,883	$263,970	$—	$(10,492)	$1,140,662
Cost of services (excluding depreciation and amortization)	215,716	64,257	121,234	—	(10,492)	390,715

Selling, general and administrative	150,134	89,189	52,951	49,686	—	341,960

Adjusted EBITDA(1)	$177,451	$190,437	$89,785	$(49,686)	$—	$407,987

(1)	For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “—Results of Operations.”
(2)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	Integrated Processing	Digital Wallet	eCash Solutions	Corporate(2)	Intersegment Elimination	Total
Revenue	$192,158	$84,265	$8,774	$—	$(7,719)	$277,478
Cost of services (excluding depreciation and amortization)	85,740	35,473	4,526	—	(7,719)	118,020
Selling, general and administrative	62,096	26,435	1,730	10,843	—	101,104

Adjusted EBITDA(1)	$44,322	$22,357	$2,518	$(10,843)	$—	$58,354

(1)	For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “—Results of Operations.”
(2)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Integrated Processing

Revenue increased by $192,158, or 35.4%, to $735,459 for the year ended December 31, 2019 from $543,301 for the year ended December 31, 2018. This increase was primarily attributable to the full year impact of the iPayment acquisition, which drove an increase in underlying volumes. Additionally, this increase was further driven by an underlying organic growth in existing core Integrated Processing businesses.

Cost of services (excluding depreciation and amortization) increased by $85,740 or 39.7% to $301,456 for the year ended December 31, 2019 from $215,716 for the year ended December 31, 2018. The increase was primarily driven by the factors explained above that drove an increase in revenue. As noted above, iPayment is a lower margin business than the average of the Company’s existing business lines and this contributed to the higher increase in cost of services (excluding depreciation and amortization) than the increase in revenue.

Selling, general and administrative increased $62,096, or 41.4%, to $212,230 for the year ended December 31, 2019 from $150,134 for the year ended December 31, 2018. The increase was primarily driven by the full-year impact of the iPayment acquisition, partially offset by realized synergies resulting from the integration of iPayment.

Adjusted EBITDA increased by $44,322, or 25.0%, to $221,773 for the year ended December 31, 2019 from $177,451 for the year ended December 31, 2018. This increase in Adjusted EBITDA was largely due to the factors as noted above.

In addition, for the year ended December 31, 2019, we recognized an impairment expense on intangible assets totalling $88,792 that is attributable to the Integrated Processing segment. This expense is not included within the Integrated Processing segment Adjusted EBITDA.

Digital Wallet

Revenue increased by $84,265, or 24.5%, to $428,148 for the year ended December 31, 2019 from $343,883 for the year ended December 31, 2018. This increase was primarily attributable to growth in both core and emerging markets driven by the popularity of certain sports events and improvements made to the user interface within Paysafe’s digital wallet applications, which also drove an increase in volumes. These improvements to the user interface led to a combination of increased customer numbers and average revenue per customer.

Cost of services (excluding depreciation and amortization) increased by $35,473, or 55.2%, to $99,730 for the year ended December 31, 2019 from $64,257 for the year ended December 31, 2018. The increase was primarily driven by an increase in transaction volume as noted above, as well as an increase in commissions paid to affiliate partners for the introduction of new customers.

Selling, general and administrative increased $26,435, or 29.6%, to $115,624 for the year ended December 31, 2019 from $89,189 for the year ended December 31, 2018. The increase primarily driven by an increase in employee costs, as well as an increase in marketing costs. Marketing costs increased due to certain key campaigns in the period, including major sporting events such as the ICC Cricket World Cup.

Adjusted EBITDA increased by $22,357, or 11.7%, to $212,794 for the year ended December 31, 2019 from $190,437 for the year ended December 31, 2018. This increase in Adjusted EBITDA was largely due to the factors as noted above.

eCash Solutions

Revenue increased by $8,774, or 3.3%, to $272,744 for the year ended December 31, 2019 from $263,970 for the year ended December 31, 2018. This increase was primarily attributable to organic growth resulting from new products and markets which drove an increase in volume, partially offset by the impact of the cycling of key game releases and currency fluctuations.

Cost of services (excluding depreciation and amortization) increased $4,526, or 3.7%, to $125,760 for the year ended December 31, 2019 from $121,234 for the year ended December 31, 2018. The increase was primarily driven by an increase in transaction volume as noted above.

Selling, general and administrative increased $1,730, or 3.3%, to $54,681 for the year ended December 31, 2019 from $52,951 for the year ended December 31, 2018. The increase was primarily driven by an increase in employee costs.

Adjusted EBITDA increased by $2,518 or 2.8%, to $92,303 for the year ended December 31, 2019 from $89,785 for the year ended December 31, 2018. This increase in Adjusted EBITDA was largely due to the factors noted above.

Corporate

Corporate Adjusted EBITDA comprising of corporate overhead decreased $10,843, or 21.8% to a loss of $60,529 for the year ended December 31, 2019 from a loss of $49,686 for the year ended December 31, 2018. This increase in the Adjusted EBITDA loss was primarily driven by an increase in employee costs, following investments in critical functions such as risk and IT

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, our Integrated Processing and eCash Solutions businesses historically experiences increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our game’s operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Wallet and eCash business experiences increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations.

Internal Control over Financial Reporting

We have been a private company, growing organically and by acquisition, with limited accounting personnel and other resources with which we address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2019, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses, affecting each of the five components of the Internal Control—Integrated Framework (2013) by the Committee of Sponsoring Organization of the Treadway Commission (“COSO 2013”) which have caused management to conclude that as of December 31, 2019 we did not maintain an effective control framework:

•	Inadequate controls over the completeness and accuracy of revenue data in Integrated Processing

•	Inadequate review in Integrated Processing of certain cash and working capital account reconciliations

•	Inadequate controls over key accounting judgement areas including capitalized development costs, intangible asset impairment valuation models and purchase price allocations

•

Insufficient management review of assumptions and the completeness and accuracy of inputs associated with key business process management review controls across substantially all financial statement account balances and disclosures

•	Ineffective information technology controls, including lack of segregation of duties and privileged access, and ineffective controls over completeness and accuracy of information used in controls

Notwithstanding the existence of these material weaknesses in our internal control over financial reporting, management believes that the Paysafe Consolidated Financial Statements included in this Form F-4 present in all material respects our financial condition, results of operations and cash flows for the periods presented.

To address the material weakness related to our ineffective control framework as of December 31, 2019, we hired employees with extensive experience related to internal control over financial reporting. We have also identified and assessed relevant risks of material misstatement and have designed and implemented new processes and controls in each of the areas impacted by the material weaknesses.

We intend to continue to take steps to remediate the material weaknesses described above through hiring additional qualified accounting and financial reporting personnel, providing additional training, and further evolving our accounting processes and systems. We will continue to monitor and evaluate the effectiveness of our internal control over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary. However, we will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time.

Our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. This requirement will first apply to our second annual report filed with the SEC. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting after the completion of this offering. See “Risk Factors.”

Inflation

While inflation may impact our revenue and expenses, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Quantitative and Qualitative Disclosure about Market Risk

Our market risk includes the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. We monitor risk exposures on an ongoing basis. The Company utilizes derivative financial instruments to manage interest rate risk on its variable rate debt facilities and term loans. The Company does not apply hedge accounting for its derivative financial instruments.

We manage foreign currency risk through various strategies to minimize our exposure, as noted below.

Interest Rate Risk

We are exposed to interest rate risk relating to our borrowings and investment revenue.

As of September 30, 2020, an increase of 100 basis points in the applicable interest rates charged on the Company’s borrowings would result in a $32.2 million increase in the interest expense on the Company’s borrowings, while a decrease of 100 basis points would result in a $32.2 million decrease in the interest expense on the Company’s borrowings. Due to the interest rate floors within the Company’s facility agreements of 1% on USD LIBOR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

As of December 31, 2019, an increase of 100 basis points in the applicable interest rates charged on the Company’s borrowings would result in a $31.7 million increase in the interest expense on the Company’s borrowings, while a decrease of 100 basis points would result in a $31.7 million decrease in the interest expense on the Company’s borrowings. Due to interest rate floors within the Company’s facility agreements of 1% on USD LIBOR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

The Company actively manages this interest rate risk through the use of interest rate swaps and caps on a portion of its debt. Interest rate swaps convert floating rates to fixed, and interest rate caps limit the potential impact of rising interest rates.

Foreign Currency Risk

We have global operations and trade in various foreign currencies, primarily the Euro, Great British Pound, Canadian Dollar, Norwegian Krone, Swiss Franc, Swedish Krona and Polish Zloty. In addition, we are exposed to currency risk associated with translating our functional currency financial statements into its reporting currency, which is the U.S. dollar. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar.

We manage the exposure to currency risk by transacting materially in U.S. dollars, Euros Great British Pounds, the currencies in which we materially incur operating expenses. We limit the extent to which we incur operating expenses in other currencies, wherever possible. The currency of the Company’s borrowings is in part matched to the currencies expected to be generated from the Company’s operations. Intercompany funding is typically undertaken in the functional currency of the operating entities or undertaken to ensure offsetting currency exposures.

As of September 30, 2020, had the U.S. dollar strengthened by 1% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $12.0 million. A weakening of the U.S. dollar by 1% against the above currencies would have had an equal and opposite effect.

As of December 31, 2019, had the U.S. dollar strengthened by 1% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased in both profit and equity by $12.4 million. A weakening of the U.S. dollar by 1% against the above currencies would have had an equal and opposite effect.

Credit Risk

Credit risk is the risk of financial loss if a consumer or merchant counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents, settlement receivables, restricted cash in respect to customer accounts, and trade receivables.

The cash and cash equivalents and restricted cash in respect to customer accounts are deposited with different banking partners with a variety of credit ratings. Credit exposures are regularly monitored and managed by the Group’s Treasury function with oversight from the Group Safeguarding and Treasury Committee (“STC”).

Settlement receivables primarily relate to receivables from third party payment institutions arising in our Digital Wallet and certain Integrated Processing businesses, as well as receivables from distribution partners arising in our eCash Solutions business. These receivables are closely monitored on an ongoing basis. The eCash Solutions business utilizes credit limits and insurance to limit its overall gross exposure to distribution partners.

Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral, usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Group to cover unpaid receivables). Outstanding trade receivables are regularly monitored to flag any unusual activities such as chargebacks. Having a significant number of consumers and merchants across multiple geographies and industries helps mitigate the Group’s exposure to concentration risk. Through the Group’s global credit risk framework we forecast, under normal business conditions, the probability of the occurrence of credit events before they occur. Customer credit risk is managed by each business unit subject to our established customer credit risk management policies, procedures and controls.

Liquidity Risk

Liquidity risk is the risk that we may be unable to meet our financial obligations as they fall due. We control and monitor both cash levels and cash flow on a regular basis, including forecasting future cash flows. Our objective to managing liquidity is to ensure that, as far as possible, we always have sufficient liquidity to meet our liabilities as they become due.

In order to mitigate short-term liquidity risk, we have a $225,000 revolving credit facility available, from which we make draw downs and repayments throughout the year. The balance drawn on the revolving credit facility as of September 30, 2020 and December 31, 2019 was $33,997 and $76,881.

As of September 30, 2020, and December 31, 2019, the total principal amount of our external borrowings was $3,301,111 and $3,272,779. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. All interest and mandatory debt repayments were satisfied during the year-ended December 31, 2019 and during the nine months to September 30, 2020.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain 1st lien leverage below 9.0x an EBITDA measure adjusted for certain items as stipulated in the Group’s facilities agreement. This is a springing covenant that is only applicable if the related revolving credit facility is drawn at 40% of the available facility or greater. As of September 30, 2020, and December 31, 2019, the Company was in compliance with all financial covenants associated with this debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the UK and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital together with our other sources of liquidity. As of September 30, 2020, and December 31, 2019, we had $298,800 and $234,617 in cash and cash equivalents. Furthermore, we had $191,003 and $148,119 available under our First Lien Revolving Credit Facility as of September 30, 2020 and December 31, 2019, respectively.

In connection with, and contingent upon, this Business Combination, we will be undergoing a series of transactions that will impact our financial position and overall liquidity profile. These transactions are contractual in nature and are as a result of the Business Combination. Our cash and cash equivalents, as a combined company, are expected to decrease between $44,044, assuming no FTAC shareholder redemptions and $261,204, assuming maximum FTAC shareholder redemptions permitted under the Merger Agreement. Each redemption scenario includes $1,968,000 in net proceeds from private placement (“PIPE Investment”) and $150,000 from the forward purchase agreement with the FP Investor. These transactions will be offset by the Cash Contribution to PGHL ($2,323,412), debt repayment ($1,117,275), deferred underwriting costs ($51,346), and estimated transaction expenses of FTAC and Paysafe ($17,152 and $120,566 respectively). Please see “Unaudited Pro Forma Combined Financial Information” for further information.

If we experience the maximum redemption scenario, we will have $37,596 in cash and cash equivalents. In addition to our cash and cash equivalents on our Consolidated Statement of Financial Position, we expect to continue to generate cash from our normal operations as well as the ability to draw down on our credit facilities, disclosed below, as required.

In either scenario, we believe that, following completion of this Business Combination, we believe that we have sufficient financial resources to fund our activities and execute our business plans during the next 12 months.

Debt

The Company’s credit facilities consist of a first lien term loan facility, a second lien term loan facility, and a first lien revolving credit facility (“First Lien Revolving Credit Facility “), and line of credit. The first lien term loan consists of a $1,540,000 USD Facility (“USD First Lien Term Loan”) (the principal amounts outstanding were $1,501,500 and $1,513,050 as of September 30, 2020 and December, 31, 2019 respectively) and €1,043,716 EUR Facility (“EUR First Lien Term Loan”) (the principal amounts outstanding were $1,223,549 and $1,170,267 as of September 30, 2020 and December, 31, 2019 respectively). The Second Lien Term Loan facility consists of a $250,000 USD Facility (“USD Second Lien Term Loan”) (the principal amounts outstanding were $250,000 and $250,000 as of September 30, 2020 and December, 31, 2019 respectively) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”) (the principal amounts outstanding were $249,065 and $238,219 as of September 30, 2020 and December 31, 2019 respectively).

The First Lien Revolving Credit Facility has an available balance of $225,000 from which the Company has made drawdowns and repayments throughout the year. As at September 30, 2020 and December 31, 2019 the Company had unpaid drawdowns of $33,997 and $76,881 outstanding.

The Company also has available a $50,000 Line of Credit with Woodforest National Bank. The Line of Credit is restricted for use in funding settlements in the Integrated Processing business and is secured against known transactions. The Company has made drawdowns and repayments. As at September 30, 2020 and December 31, 2019, the Company had an outstanding balance of $43,000 and $24,362, respectively.

The key terms of the facilities and the principal outstanding as of September 30, 2020 and December 31, 2019 are shown below (U.S. dollars in thousands):

Facility	Currency	Interest rate	Facility maturity date	Principal outstanding at September 30, 2020 (USD)	Principal outstanding at December 31, 2019 (USD)
USD First Lien Term Loan	USD	USD LIBOR + 3.50%(1)	January 2025	$1,501,500	$1,513,050
USD Second Lien Term Loan	USD	USD LIBOR + 7.25%	January 2026	250,000	250,000
EUR First Lien Term Loan	EUR	EURIBOR + 3.25%(1)	January 2025	1,223,549	1,170,267
EUR Second Lien Term Loan	EUR	EURIBOR + 7.00%	January 2026	249,065	238,219
First Lien Revolving Credit Facility	USD	BASE + 3.75%(1)	January 2024	—	22,500
First Lien Revolving Credit Facility	EUR	BASE + 3.00%(1)	January 2024	33,997	54,381
Woodforest Line of Credit	USD	PRIME - 0.25%(2)	May 2023	43,000	24,362

(1)	During the nine-months ended September 30, 2020, the margin on these facilities was increased by 25 basis points and it currently stands at the amounts reflected in this table.
(2)

The Prime Rate is defined as the rate of interest per annum most recently published in The Wall Street Journal (or any successor publication if The Wall Street Journal is no longer published) in the “Money Rates” Section (or such successor section) as the “Prime Rate.”

Debt Covenants

The credit agreements governing the Company’s credit facilities contain affirmative, restrictive and incurrence-based covenants. In addition, the financial covenants in the Senior Facilities Agreement governing the USD First Lien Term Loan, EUR First Lien Term Loan and First Lien Revolving Credit Facility require the Company to maintain, as of the last day of each four fiscal quarter period, a maximum consolidated first lien net leverage ratio (the “First Lien Net Leverage Ratio”) of 9.0 to 1.0 only if, as of the last day of any fiscal quarter, revolving loans under the First Lien Revolving Credit Facility are outstanding in an aggregate amount greater than 40% of the total commitments under the First Lien Revolving Credit Facility at such time. The First Lien Net Leverage Ratio is the ratio of (a) consolidated senior secured net debt (as defined in the Senior Facilities Agreement) as of the last day of such relevant period to (b) consolidated EBITDA (as defined in the Senior Facilities Agreement) for the relevant period. The First Lien Net Leverage Ratio is subject to customary equity cure rights.

As of September 30, 2020, and 2019, we were in compliance with our financial covenants. Our first Lien Net Leverage Ratio was 5.55 to 1.00 in 2020 and 4.65 to 1.00 in 2019. As of December 31, 2019, and 2018, we were in compliance with our financial covenants. Our First Lien Net Leverage Ratio was 5.00 to 1.00 in 2019 and 5.20 to 1.00 in 2018.

Cash Flow

The following table presents the summary consolidated cash flow information for the period presented.

	For the nine months ended September 30,
(U.S. dollars in thousands)	2020	2019
Net cash flows provided by (used in) operating activities	$172,806	$210,485
Net cash flows used in investing activities	(58,037)	(116,837)
Net cash flows used in/(from) financing activities	(42,195)	20,993
Effect of foreign exchange rate changes	45,485	(38,925)

Increase (decrease) in cash and cash equivalents, including customer accounts and other restricted cash, and cash and cash equivalents classified within current assets held for sale during the period	$118,059	$75,716

	For the year ended December 31,
(U.S. dollars in thousands)	2019	2018
Net cash flows provided by (used in) operating activities	$289,047	$(27,290)
Net cash flows used in investing activities	(160,557)	(5,051,414)
Net cash flows from financing activities	72,677	3,267,283
Effect of foreign exchange rate changes	(15,756)	(13,859)

Increase (decrease) in cash and cash equivalents, including customer accounts and other restricted cash	$185,411	$(1,825,280)

Comparison of Cash Flows

The Company’s regulatory obligations include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded in customer accounts and other restricted cash in our Consolidated Statement of Financial Position. The Company includes customer accounts and other restricted cash in the cash and cash equivalents balance reported in the Consolidated Statements of Cash Flows.

Operating Activities

Net cash flows provided by (used in) operating activities mainly consists of our net loss adjusted for non-cash items and movements in working capital.

Non-cash items usually arise as a result of timing differences between expenses recognized and actual cash costs incurred or as a result of other non-cash income or expenses. Non-cash items include: depreciation and amortization; unrealized foreign exchange gain/(loss); deferred tax (expense)/benefit; non-cash interest expense, net; other (expense)/income, net; impairment expense on intangible assets; provision for doubtful accounts and other; net gain on settlement of deferred and contingent consideration; gain/(loss) on disposal of a subsidiary and other assets, net; and non-cash lease expense.

Movements in working capital include the movements in: accounts receivable, net; prepaid expenses, other current assets and related party receivables; settlement receivables, net; accounts payable, other liabilities, related party payables; funds payable and amounts due to customers; and income tax payable. Movements in working capital are affected by several factors including the timing of month-end and transaction volume, especially for accounts receivable, net, settlement receivables, net, and funds payable and amounts due to customers.

The Company’s regulatory obligations in the UK and Ireland, include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded as an asset in our Consolidated Statement of Financial Position, in customer accounts and other restricted cash which is presented as part of cash, cash equivalents, customer accounts and other restricted cash as reported in the Consolidated Statements of Cash Flows. As such, movements in customer accounts and other restricted cash are not presented as part of movements in working capital as described above.

The Company also has a corresponding liability to its customers recognized in our Consolidated Statement of Financial Position as funds payable and amounts due to customers, as well as settlement receivables, net, that represent timing differences in the Group’s settlement process between the cash settlement of a transaction and the recognition of the associated liability. The movements in these account balances are presented as part of movements in working capital as described above.

The amounts of these balances in our Consolidated Statement of Financial Position as at September 30, 2020 and 2019, and December 31, 2019 and 2018 are summarized in the table below.

(U.S. dollars in thousands)	For the nine months ended September 30,		For the year ended December 31,
	2020	2019	2019	2018
Customer accounts and other restricted cash	$1,199,370	$1,102,586	$1,150,532	$1,076,769
Settlement receivables, net of allowances for doubtful accounts	249,624	215,403	250,453	213,020
Funds payable and amounts due to customers	$1,375,811	$1,288,697	$1,328,792	$1,274,455

Net cash flows provided by operating activities decreased $37,679 to an inflow of $172,806 for the nine months ended September 30, 2020 from an inflow of $210,485 for the nine months ended September 30, 2019. For the nine months ended September 30, 2020, net cash flows provided by operating activities of $172,806 primarily consists of a net loss of $116,085 adjusted for cash inflows from non-cash items of $328,839, largely driven by depreciation and amortization of $205,560, impairment expense on intangible assets of $102,404, and cash outflows of $39,948 used in movements in working capital, including an increase in accounts receivable, net of $47,165 and a decrease in accounts payable, other liabilities, and a decrease in related party receivables of $18,866. These working capital movements were partly offset by decrease in prepaid expenses, other current assets, and related party receivables of $7,522 and settlement receivables, net of $10,636. For the nine months ended September 30, 2019, net cash flows provided by operating activities of $210,485 primarily consists of a net loss of $10,086, adjusted for cash inflows from non-cash items of $246,718, mainly representing depreciation and amortization of $207,355, and cash outflows of $26,147 used in movements in working capital, including an increase in accounts receivable, net of $51,619 and decrease in income tax payable of $29,998. These working capital movements were partly offset by an increase in funds payable and amounts due to customers of $57,527.

Net cash flows provided by (used in) operating activities increased $316,337 to an inflow of $289,047 for the year ended December 31, 2019 from an outflow of $27,290 for the year-ended December 31, 2018.

For the year ended December 31, 2019, net cash flows provided by operating activities of $289,047 primarily consists of a net loss of $110,137, adjusted for cash inflows from non-cash items of $405,193, largely driven by depreciation and amortization of $279,831, impairment expense on intangible assets of $88,792 and provision for doubtful accounts and other of $52,044, and cash outflows of $6,009 used in movements in working capital, including an increase in accounts receivable, net of $30,955 and settlement receivables, net of $44,081 and a decrease in income tax payable of $13,604. These working capital movements were partly offset by an increase in funds payable and amounts due to customers of $85,067.

For the year ended December 31, 2018, net cash flows used in operating activities of $27,290 primarily consists of a net loss of $39,711, adjusted for cash inflows from non-cash items of $216,982, largely driven by depreciation and amortization of $234,256 and other (expense)/income, net of $35,554, partly offset by unrealized foreign exchange gain of $63,226, and cash outflows of $204,561 used in movements in working capital, including increase in accounts receivable, net of $47,772 and settlement receivables, net of $152,110 and decrease in accounts payable, other liabilities, and related party payables of $43,442. These working capital movements were partly offset by an increase in funds payable and amounts due to customers of $21,403.

Investing Activities

Net cash used in investing activities decreased $58,800 to $58,037 for the nine months ended September 30, 2020 from $116,837 for the nine months ended September 30, 2019. This decrease is primarily attributed to a reduction in purchases of merchant portfolios.

Net cash used in investing activities decreased $4,890,857 to $160,557 for the year ended December 31, 2019 from $5,051,414 for the year ended December 31, 2018. This decrease is primarily attributed to a net cash outflow related to the acquisitions of iPayment Holdings, Inc. and Paysafe Group Limited of $4,224,912 and repayment of debt extinguished in a business combination of $726,132 in 2018. This was offset in part by an increase of $73,700 relating to the purchase of merchant portfolios.

Financing Activities

Net cash used in/(from) financing activities decreased $63,188 to an outflow of $42,195 for the nine months ended September 30, 2020 from an inflow of $20,993 for the nine months ended September 30, 2019. This decrease primarily resulted from the net impact of repayments made to the Company’s revolving credit facility.

Net cash provided by financing activities decreased $3,194,606 to $72,677 for the year ended December 31, 2019 from $3,267,283 for the year ended December 31, 2018. This decrease primarily resulted from proceeds from the Company’s immediate parent company in exchange for an equity issuance in 2018 that did not occur in 2019. Additionally, this decrease was further driven by a reduction in net proceeds from loans and borrowings of $738,524 from 2019 as compared to 2018. These decreases were slightly offset by an increase in net proceeds from line of credit of $24,363.

We believe that our current level of cash and borrowing capacity under debt facilities, together with future cash flows from operations will be sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future.

Contractual Obligations

The following table summarizes the long-term cash payment obligations to which we are contractually bound as of December 31, 2019 and the estimated timing and effect that such obligations are expected to have on liquidity and cash flows in future periods:

	Payment due by periods
(U.S. dollars in thousands)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt(1)	$15,712	$55,163	$107,681	$3,094,223	$3,272,779
Interest on long-term debt(2)	$175,270	$315,733	$294,108	$40,229	$825,340
Operating lease liability(3)	$9,214	$15,724	$13,162	$6,482	$44,582

Total Contractual Obligations	$200,196	$386,620	$414,951	$3,140,934	$4,142,701

(1)

Long-term debt includes the principal outstanding amount of the Company’s term loans, revolving credit facilities and line of credit including issuance costs. For further information, please see Note 9, Debt, of the Paysafe Audited 2019 Consolidated Financial Statements appearing elsewhere in this proxy statement/prospectus.

(2)	Interest is stated inclusive of committed payments due on derivative instruments such as interest rate swaps and caps.

(3)

In conjunction with the adoption of ASC 842, Leases, the Company is required to recognize a lease liability for operating leases on its Consolidated Balance Sheets. For further information, please see Note 18, Leases, of the Paysafe Audited 2019 Consolidated Financial Statements appearing elsewhere in this proxy statement/prospectus.

As discussed in Note 3, Taxation, as of December 31, 2019 the Company has $24,593 of liabilities associated with uncertain tax positions in the various jurisdictions in which the Company conducts operations. Due to the uncertain and complex application of the tax regulations, combined with the difficulty in predicting when tax audits throughout the world may be concluded, the Company cannot make precise estimates of the timing of cash outflows relating to these liabilities. Accordingly, liabilities associated with uncertain tax positions have been excluded from the contractual obligations table above.

Off-Balance Sheet Arrangements

During the years ended December 31, 2019, 2018 and for the nine months ended September 30, 2020, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, other than letters of credit and financial guarantee contracts entered into in the ordinary course of business.

Commitments and Contingencies

From time to time we enter into certain types of contracts that contingently require us to indemnify parties against certain categories of losses they might incur including as a result of third-party claims. The contracts primarily relate to: (i) certain bank sponsor agreements, under which we may be required to provide indemnification to the bank in respect of losses they may incur as a result of processing card payments for relevant merchants; (ii) certain merchant and vendor agreements where we may be required to indemnify the merchant or vendor against any third party claims resulting from a violation of intellectual property rights or for any breach of the representations, warranties, obligations, or covenants in the agreement or against losses resulting from a data breach suffered by the Company; (iii) certain business purchase agreements, under which we may provide customary indemnification to the seller of the business being acquired; and (iv) certain real estate leases, under which we may be required to indemnify property owners for environmental and other liabilities, and other claims arising from our use of the applicable premises.

The terms of such obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, no liabilities have been recorded for these obligations on our Consolidated Statement of Financial Position for any of the periods presented.

We periodically become a party to litigation proceedings arising in the normal course of our business operations. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated.

Additionally, the Company has contingent consideration payables associated with several historical acquisitions. Such contingent consideration payable was recognized at fair value on the acquisition date and is remeasured each reporting period. Amounts payable by the Company are contingent upon the achievement of certain financial performance targets. The Company also recognizes contingent consideration receivables associated with the disposal of a previous subsidiary. Such contingent consideration receivable was recognized at fair value on the acquisition date and is remeasured each reporting period. The contingent consideration to be received is based on the future distributable cash generated by the disposed subsidiary.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP, which often require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our critical estimates and assumptions on an ongoing basis. Our estimates are based on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below.

Business Combinations

The Company performs a two-step analysis to determine whether a transaction will be considered as the acquisition of a business or the acquisition of an asset. Firstly, an initial screening test is performed, which determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single (or group of similar) identified assets. If this initial test is not met, an acquired asset cannot be considered a business unless it includes an input and a substantive process that together significantly contribute to the ability to create output.

An asset acquisition is accounted for using a cost accumulation model. The acquired assets including related transaction costs are recorded at cost when cash consideration is used. If the consideration is non-cash, then the recording of the assets is based on the fair value of the assets acquired. Direct and incremental acquisition costs are included in the cost of the acquisition. Contingent consideration that is accounted for as a derivative is recognized at fair value. Otherwise, such consideration generally is recognized when it becomes probable and reasonably estimable. Any excess of the cost of the acquisition over the fair value of the net assets acquired is allocated to assets on the basis of relative fair values. Goodwill is not recognized. Asset acquisitions generally consist of the purchase of merchant portfolios which are accounted for as intangible assets.

In a business combination, substantially all identifiable assets, liabilities and contingent liabilities acquired are accounted for using the acquisition method at the acquisition date and are recorded at their respective fair values. We allocate the purchase price of acquired companies to tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values at the acquisition date. The purchase price allocation process requires management to make significant estimates and assumptions. Although we believe the assumptions and estimates we have made are reasonable, they are based in part on historical experience, market conditions and information obtained from management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing acquired assets and assumed liabilities include but are not limited to:

•	Future expected cash flows;

•	Historical and expected customer attrition rates and anticipated growth in revenue from acquired customers;

•	Expected use of acquired assets; and

•	Discount rates

Measurement period adjustments are reflected at the time identified, up through the conclusion of the measurement period, which is the time at which all information for determination of the values of the assets acquired and liabilities assumed is received, and is not to exceed one year from the acquisition date.

When a business combination involves contingent consideration, we record a liability for the estimated cost of such contingencies when expenditures are probable and reasonably estimable. A significant amount of judgment is required to estimate and quantify the potential liability in these matters. We engage outside experts as deemed necessary or appropriate to assist in the calculation of the liability, however management is responsible for evaluating the estimate. We measure our contingent liabilities at fair value on a recurring basis using significant unobservable inputs classified within Level III of the fair value hierarchy. We reassess the estimated fair value of the contingent consideration each financial reporting period over the term of the arrangement. Any resulting changes identified subsequent to the measurement period are recognized in earnings and could have a material effect on our results of operations. Payments related to contingent consideration made on or within three months of the business combination date is viewed as an extension of the business combination, and such payments are classified as investing activities in the consolidated statement of cash flows. Payments that are made more than three months after business combination date are classified as financing activities in the consolidated statement of cash flows.

Variable Interest Entities

A VIE is an entity in which the equity investors as a group lack the power through voting or similar rights to direct the activities of such entity that most significantly impact such entity’s economic performance or the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support. The Company has a controlling financial interest and will consolidate a VIE if it has both (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company has a variable interest in Skrill USA, a company that provides digital wallet services to U.S. customers. Skrill Limited, an indirect subsidiary of the Company, has a market support arrangement which supports the business and operations of Skrill USA for the purpose of expanding the Skrill brand and business in the U.S. market. In addition, Skrill Ltd and Optimal Payment Services Inc., both Paysafe entities, have an outsourcing arrangement with Skrill USA for a license to offer money transfer and related services in the U.S. market. Through these arrangements, the Company assumes all or a portion of the risk and cost of the operations of Skrill USA representing a variable interest. These arrangements provide the Company with economic interest in Skrill USA, as well as implied power in making significant decisions through its partnerships with certain products, overall strategic advice, operating support, and use of Company technology. As a result, Skrill USA was determined to be a VIE and the Company deemed the primary beneficiary. The assets, liabilities, and results of operations of Skrill USA are consolidated in the Company’s Consolidated Financial Statements.

However, as the Company has no direct equity ownership in Skrill USA, 100% of the equity (net assets) and results of operations are presented as non-controlling interest in the Company’s Consolidated Financial Statements. Non-controlling interests include the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company.

Revenue Recognition

Application of the accounting principles in GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting.

We generate substantially all of our revenue through the delivery of transaction processing services through three lines of business; Integrated Processing, Digital Wallet and eCash Solutions. For each primary source of revenue under these business lines, the Company’s main performance obligation is to stand ready to provide electronic payment services. As the timing and quantity of transactions to be processed is not determinable at the inception of the contract, the payment services comprise a series of distinct services that are substantially the same and have the same pattern of transfer to the customer over time. Accordingly, the promise to stand ready is accounted for as a single-series performance obligation. Given the nature of the promise and underlying fees are based on unknown quantities or outcomes of services to be performed over the contract term, the total consideration for each primary source of revenue is determined to be variable. Changes in judgments with respect to these assumptions and estimates could impact the amount of revenue recognized.

An area of significant judgement for the Company is the determination of the principal agent consideration. For the Company’s Integrated Processing Solutions segment, the Company has concluded that its promise to customers to provide payment services is distinct from the services provided by the card issuing financial institutions and payment networks in connection with payment transactions. The Company does not have the ability to direct the use of and obtain substantially all the benefits from the services provided by the card issuing financial institutions and payment networks before those services are transferred to the customer. As a result, the Company presents revenue for its Integrated Processing Solutions segment net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks.

Another area of significant judgement involves determining whether goods and services are considered distinct performance obligations that should be accounted for separately, or together as one performance obligation. The primary services offered by the Company to its customers comprise a series of distinct performance obligations that are substantially similar with the same pattern of transfer. Hence, these services are considered a single performance obligation and revenue is recognized as the Company satisfies its performance obligation by transferring control over the service to a customer.

Share-based Compensation

We account for share-based compensation plans in accordance with ASC 718, Compensation—Stock Compensation, which requires the recognition of expense related to the grant date fair value of share-based compensation awards.

We determine the grant date fair value of the A ordinary shares and B ordinary shares using a Monte Carlo simulation (“MCS”) methodology, which models a large number of possible exit equity values and calculates the payout to the A ordinary and B ordinary shares at a future exit date using each class’ contractually agreed rights and preferences. The MCS methodology requires us to make certain assumptions and apply judgment in determining the fair value of the A ordinary shares and B ordinary shares issued. The most significant assumptions and judgments include expected volatility of the underlying equity, risk-free interest rates, dividend yield, and expected term to an exit or liquidity event. We have based the equity volatility assumption on historical equity volatility of comparable listed companies. The expected time to exit and dividend yield are based on our best estimate as at the date of valuation. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

Share-based compensation awards that are subject to performance condition(s) are expensed when performance targets are considered probable of being achieved and vesting conditions lapse.

Following the closing of the Business Combination, the fair value per share of the Company Common Shares for purposes of determining stock-based compensation will be the closing price of our shares as reported on the applicable grant date.

Income Taxes

We are subject to income tax in most of the jurisdictions in which we operate. Management is required to exercise significant judgment in determining our provision for income taxes. The provision for income taxes is determined taking into account guidance related to uncertain tax positions. Judgment is required in assessing the timing and amounts of deductible and taxable items. Deferred tax assets are amounts available to reduce income taxes payable on taxable income in future years and are initially recognized at enacted tax rates. To the extent deferred tax assets are not expected to be realized, we record a valuation allowance. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences may affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations.

Goodwill

We estimate the fair value of assets acquired and liabilities assumed in a business combination. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Goodwill is tested for impairment at a minimum on an annual basis, as well as upon an indicator of impairment.

Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then quantitative assessment is performed to compare the reporting unit’s carrying value to its fair value. Alternatively, we are permitted to bypass the qualitative assessment and proceed directly to performing the quantitative assessment. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The fair value of the reporting unit is based on a discounted cash flow model involving several assumptions.

When appropriate, the Company considers assumptions a hypothetical marketplace participant would use in estimating future cash flows. The key assumptions include cash flow growth and discount rate. Cash flow growth is based on management estimates of future outcomes considering past experience and market participant assumptions. The exit multiples are determined based on comparable companies’ transaction multiples and discounted based on business-specific considerations. Discount rate assumptions are based on determining a cost of debt and equity, followed by an assessment as to whether there are risks not adjusted for in the future cash flows of the respective reporting unit. The impairment test results are corroborated by following alternative modeling approaches. Failure to achieve these expected results or changes in the discount rate, may cause a future impairment of goodwill at the reporting unit level.

Changes in assumptions or circumstances could result in an additional impairment in the period in which the change occurs and in future years.

The estimated fair value of each reporting unit significantly exceeds its carrying value as of September 30, 2020.

Finite-lived Intangible Assets

We regularly review finite-lived intangible assets, such as brands, computer software and customer relationships, for impairment. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded.

Fair values are determined based on quoted market prices or discounted cash flow analysis. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Key assumptions often include average revenue growth rate, EBIT/EBITDA margin, merchant attrition rates, royalty rates, estimated useful-lives and discount rates. These valuations are considered to be level III in the fair value hierarchy due to the inputs often being unobservable.

We also regularly evaluate whether events and circumstances have occurred that indicate the useful lives of finite-lived intangible assets may warrant revision. Examples of events and circumstances that may indicate the useful lives of finite-lived intangible assets require revision include a deterioration in the forecasted cash flows underpinning their value, an accelerated retirement of technology, and higher than anticipated customer or merchant attrition rates. Any changes to the useful-life estimate are accounted for on a prospective basis within Depreciation and amortization within the Consolidated Statement of Comprehensive Loss.

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated.

The Company vigorously defends its position on all open cases. While the Company considers a material outflow for any one individual case unlikely, it is noted that there is uncertainty over the final timing and amount of any potential settlements. These claims require management judgement in the assessment of the potential outcome and the impact on the Company’s assets and liabilities. The actual outcome of these claims or liabilities could materially differ to management judgements.

Research and Development

Expenses for research and development activities (except for certain computer software and web site development costs) are expensed as incurred unless the expenditure relates to an item with an alternative future use.

The Company develops software that is used in providing services to customers. Costs incurred during the preliminary project stage are expensed as incurred. Capitalization of costs begins when both of the following occur: 1) the preliminary project stage is completed, and 2) management, with the relevant authority, authorizes and commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization of costs ceases when the software is substantially complete and ready for its intended use.

Accounting Pronouncements Not Yet Adopted

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within the Paysafe Audited 2019 Consolidated Financial Statements appearing elsewhere in this proxy statement/prospectus.

MANAGEMENT OF PAYSAFE FOLLOWING THE BUSINESS COMBINATION

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” “Paysafe” or the “Company” refer to (i) PGHL, the parent company of the Accounting Predecessor, prior to the consummation of the Business Combination and to (ii) Paysafe Limited following the consummation of the Business Combination.

Directors and Executive Officers

The following table sets forth the names, ages and positions of our executive officers following the Business Combination. Our directors following the Business Combination will be included in a subsequent pre-effective amendment to this proxy statement/prospectus.

Name	Age	Position
Philip McHugh	49	Chief Executive Officer and Director
Ismail (Izzy) Dawood	48	Chief Financial Officer
Danny Chazonoff	57	Chief Operating Officer
Elliott Wiseman	46	General Counsel & Chief Compliance Officer
Udo Mueller	45	Chief Executive Officer, paysafecard
Lorenzo Pellegrino	46	Chief Executive Officer, Skrill, NETELLER & Income Access
Paulette Rowe	54	Chief Executive Officer, Integrated & Ecommerce Solutions
Afshin Yazdian	48	Chief Executive Officer, U.S. Acquiring
Roy Aston	42	Chief Information Officer
Louise Clements	56	Chief Marketing Officer
Chi Eun Lee	51	Executive Vice President & Chief of Staff
Nick Walker	47	Chief Human Resources Officer
Richard Swales	48	Chief Risk Officer

Philip McHugh has been our Chief Executive Officer and a member of the Company Board since June 2019. Before Paysafe, he worked for Total Systems Services Inc. (“TSYS”), a global payments provider, where he was responsible for leading their merchant solutions division from April 2017 until June 2019. Prior to TSYS, Mr. McHugh spent over ten years working for Barclays in London where he held several senior roles, including Global CFO of Barclaycard and CEO of Barclaycard Business Solutions. Before Barclays, he spent ten years with Citi (formerly Citigroup) working in both Latin America and the United States. Mr. McHugh holds a BA from Emory University in Atlanta, Georgia, and an MBA from the University of South Carolina.

Ismail (Izzy) Dawood has been our Chief Financial Officer since September 2020. Prior to joining Paysafe, Mr. Dawood served as Chief Financial Officer of Branch International from December 2019 to August 2020 and as Chief Financial Officer of WageWorks from April 2018 to August 2019. Prior to Wageworks, Mr. Dawood served as Chief Financial Officer of Santander Consumer USA Holdings Inc. between December 2015 and October 2017. He also served as Executive Vice President and Chief Financial Officer of the Investment Services division of The Bank of New York Mellon Corporation (“BNY Mellon”) since April 2013, as Executive Vice President and Director of Investor Relations and Financial Planning and Analysis of BNY Mellon from June 2009 to March 2013 and as Senior Vice President and Global Head of Corporate Development and Strategy of BNY Mellon from November 2006 to May 2009. Mr. Dawood holds a master’s degree in business administration from the Wharton School of Business and a bachelor’s degree in finance from St. John’s University, Jamaica (Queens), New York. Mr. Dawood is a Chartered Financial Analyst (“CFA”) charterholder.

Danny Chazonoff has been our Chief Operating Officer since November 2015. Prior to joining Paysafe, he was Chief Technical Officer of OP Payments Inc. for seven years before becoming COO of Optimal Payments plc, a position he held for sixteen years until October 2015. Mr. Chazonoff was Vice President, MIS and Web Development at BCE Emergis, a subsidiary of Bell Canada, and Director of Operations for AVS Technologies, a leading distributor of consumer electronics in Canada. Mr. Chazonoff holds a B.Comm in Management

Information Systems from Montreal’s McGill University and an MBA from Montreal’s John Molson School of Business.

Elliott Wiseman has been our General Counsel & Chief Compliance Officer since October 2011. Prior to joining Paysafe, Mr. Wiseman worked for MoneyGram International where he was Senior Legal Counsel with responsibility for legal matters in the Northern European and Asia Pacific regions. Previously, Mr. Wiseman worked as an associate at the law firms Slaughter and May, Debevoise & Plimpton and Mischon de Reya, in their respective M&A departments. Mr. Wiseman is a qualified solicitor in England and Wales and has a Master of Arts degree in Geography from Oxford University.

Udo Mueller co-launched paysafecard in the year 2000 directly after finishing university. He has been our Chief Executive Officer, paysafecard since March 2014, just after the company paysafecard was acquired by Skrill. Mr. Mueller has served as a Director of Prepaid Services Company Limited since 2006. Mr. Mueller holds a Master’s degree in Mechanical Engineering from the Technical University in Graz, Austria, and an MBA in Business Administration from Donau University in Krems, Austria

Lorenzo Pellegrino has been our Chief Executive Officer, Skrill, NETELLER & Income Access since September 2015. Prior to joining Paysafe, he was the Executive Vice President for Digital Development for Optimal Payments plc from March 2012 until August 2015. Before joining Optimal Payments, he held executive level positions at Skrill (previously known as Moneybookers); first as Vice President for Sales and Account Management in the UK and then as Vice President of Business Development in the United States. Mr. Pellegrino earned his degree in Public Administration and International Institutions Management from the Università Commerciale “Luigi Bocconi,” located in Milan. He also attended the University of Westminster in the UK, where he completed a Business English Certificate & Diploma, with a concentration in Marketing.

Paulette Rowe has served as our Chief Executive Officer, Integrated & Ecommerce Solutions since January 2020. Prior to joining Paysafe, Ms. Rowe served as Head of Payments and Financial Services Partnerships for Facebook from July 2018 to January 2020. Prior to that, Ms. Rowe served as Managing Director, Barclaycard Payment Solutions at Barclaycard from October 2012 to June 2018. Prior to joining Barclaycard, Ms. Rowe served as Strategy Director of NBNK Investments plc, London from January 2011 to August 2012. Ms Rowe was a member of the Retail Banking Executive at the Royal Bank of Scotland and held various senior roles over seven years including CEO, European Consumer Finance and Managing Director, NatWest Retail Banking. Ms. Rowe is a Non-Executive Director of FTSE 100-listed United Utilities Group plc. She also served as Trustee and former Chair of the Mayor’s Fund for London from 2009 to 2017. Ms. Rowe holds an MBA from INSEAD and a Master’s degree in Mechanical Engineering, Manufacture and Management from the University of Birmingham.

Afshin Yazdian has been our Chief Executive Officer, U.S. Acquiring since July 2020. Prior to joining Paysafe, he served as President & CEO of Cynergy Data from September 2013 until the company’s merger with Priority Payment Systems, and then continued to serve as President of Priority until January 2020. Prior to that, Mr. Yazdian served as President of TouchSuite from April 2012 to September 2013 and EVP & General Counsel of iPayment, Inc. from its founding in January 2001 until December 2011. Mr. Yazdian graduated from Emory University Goizueta School of Business with a BBA in 1994 and graduated with honors from the University of Miami School of Law in 1997.

Roy Aston has been our Chief Information Officer since February 2019. Prior to joining Paysafe, he worked for Barclaycard between April 2013 and February 2019, where he served in several executive roles, including as Managing Director, Chief Technology Officer US Challenger Retail Bank, Managing Director, Barclaycard Global Chief Information Officer and Managing Director, Barclaycard Europe Chief Information Officer. Prior to joining Barclaycard, Mr. Aston worked at Citi and Egg UK, which was acquired by Citi in 2007, in various roles from 2001 until April 2013, most recently as Business Director and Transition Programme Manager. Mr. Aston holds a BSc with Upper Second-Class Honours in Computer Science & Software Engineering from the University of Birmingham.

Louise Clements has been our Chief Marketing Officer since October 2019. Prior to joining Paysafe, Ms. Clements served as Chief Operating Officer of Worldplay from June 2018 to February 2019. Prior to that, Ms. Clements served in various roles including Executive Vice President and President of ICF Olson from March 2016 to March 2018. Prior to joining ICF Olson, Ms. Clements served as President, MRM//McCann East at MRM//McCann from January 2013 to March 2016. Ms. Clements holds a BA degree in Political Science from York University—Glendon College.

Chi Eun Lee has been our Executive Vice President & Chief of Staff since October 2019. Previously, she worked at Barclaycard from April 2013 to August 2019, serving as a Business Development Director. Before Barclaycard, Ms. Lee served as Vice President—Europe Key Account Manager & Channel Management for LG Electronics Europe from 2007 to 2011 and as a management consultant at McKinsey & Company for eight years. Ms. Lee holds a bachelor’s degree in Psychology from Yonsei University and an MBA from Harvard Business School

Nick Walker has been our Chief Human Resources Officer since August 2015. Prior to joining Paysafe, he worked for payments company Skrill Group, acquired by Optimal Payments in 2015, where he served as Senior Vice President, HR from October 2012 until July 2015. Prior to joining Skrill, Mr. Walker worked at Bull for 8 years in various international HR Director positions. Before that, he served as HR Director and Principal Consultant at Schlumberger. His experience also includes HR Manager at Atos and HR Executive at Xerox. Mr. Walker holds a BA with Honours in Human Geography from Queen Mary University of London and an MA in Human Resources from Middlesex University.

Richard Swales has been our Chief Risk Officer since October 2019. Prior to joining Paysafe, he spent nine years working at PayPal where he held a range of senior leadership and compliance roles including Vice President of PayPal International Entities, Chief Risk Officer, Vice President & Global Head of Enterprise Risk and Vice President International Enterprise Risk & Compliance. Before PayPal, Mr. Swales was Founder and Managing Director of Archway Risk Management Solutions Ltd from 2009 to 2010. Before that, he was Chief Risk Officer EMEA of AIG United Guaranty from 2007 to 2009 and Head of Credit Risk for CIT from 2002 to 2007.

Composition of the Board of Directors After the Business Combination

Following the Closing, our business and affairs will be managed under the direction of the Company Board. The Company Bye-laws provide for a classified board of directors, with                  directors in Class I (expected to be                  ),                  directors in Class II (expected to be                 ) and directors in Class III (expected to be                 ). See “Description of the Company’s Securities—Certain Corporate Anti-Takeover Provisions—Classified Board.” We intend to enter into the Shareholders Agreement with our Principal Shareholders in connection with the Business Combination. This agreement will grant our Principal Shareholders the right to designate nominees to the Company Board subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Person Transactions—Certain Relationships and Related Person Transactions—Paysafe—Shareholders Agreement.”

Foreign Private Issuer Status

We were founded in the UK in 1996 and were previously listed on the London Stock Exchange. At the time of the Closing, the majority of our outstanding voting securities are directly and indirectly owned of record by non-U.S. residents. In addition, U.S. residents do not comprise a majority of our executive officers or directors, and most of our assets are located, and our business is principally administered, outside of the United States. As a result, after the Closing, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30,                . For so long as we qualify as a

foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and imposing liability for insiders who profit from trades made within a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of an annual report on Form 10-K (although we will file annual reports on a corresponding form for foreign private issuers), quarterly reports on Form 10-Q containing unaudited financial and other specified information (although we will file semi- annual reports on a current reporting form for foreign private issuers), or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company. Additionally, certain accommodations in the NYSE corporate governance standards allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards. The Company Bye-laws do not require shareholder approval for the issuance of authorized but unissued shares, including (i) in connection with the acquisition of stock or assets of another company; (ii) when it would result in a change of control; (iii) when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants; or (iv) in connection with certain private placements. To this extent, our practice varies from the requirements of the corporate governance standards of the NYSE, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. While we do not currently intend to rely on any other home country accommodations, for so long as we qualify as a foreign private issuer, we may take advantage of them.

Controlled Company Exception

After the Closing, our Principal Shareholders will continue to hold more than a majority of the voting power of our Company Common Shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards (the “corporate governance standards”). Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company.”

As a “controlled company,” we may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of the Company Board consists of independent directors, (2) that the Company Board has a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that the Company Board has a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our Company Common Shares continue to be listed on the NYSE, we will be required to comply with the corporate governance standards within the applicable transition periods.

Board Committees

We anticipate that, prior to the Closing, the Company Board will establish the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. The Company Board may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by the Company Board.

Audit Committee

Following the Closing, we expect our audit committee will consist of                ,                  and                  , with                  serving as chair and                  serving as the audit committee financial expert. Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the Company Board in evaluating the qualifications, performance and independence of our independent auditors;

•	assisting the Company Board in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the Company Board in monitoring our compliance with legal and regulatory requirements;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the Company Board in monitoring the performance of our internal audit function;

•	monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

The SEC rules and NYSE rules require us to have one independent audit committee member upon the listing of our Company Common Shares on the NYSE, a majority of independent directors within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement.                 and                 qualify as independent directors under the NYSE listing standards and the independence standards of Rule 10A-3 of the Exchange Act.

Compensation Committee

Following the Closing, we expect our compensation committee will consist of                 ,                 and                 , with                 serving as chair. The compensation committee is responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our CEO’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the Company Board with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•	reviewing and recommending the compensation of the Company Board;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Corporate Governance Committee

Following the Closing, we expect our nominating and corporate governance committee will consist of                 ,                 and                 , with                serving as chair. The nominating and corporate governance committee is responsible for, among other things:

•	assisting the Company Board in identifying prospective director nominees and recommending nominees to the Company Board;

•	overseeing the evaluation of the Company Board and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of the Company Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last completed fiscal year as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on the Company Board or our compensation committee. We are party to certain transactions with affiliates of our Principal Shareholders described in “Certain Relationships and Related Person Transactions.”

Code of Ethics

We will adopt a new Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

Executive and Director Compensation

Non-Executive Directors

We do not currently pay our directors who are either employed by us, CVC or Blackstone, any compensation for their service as directors. Our non-executive directors who receive compensation receive an annual cash fee ranging from $47,500 to $365,794 and are eligible to participate in the equity program described below. Our vice chairman is also eligible for a discretionary annual bonus of up to 100% of his annual fee. The aggregate compensation paid to non-executive directors in 2020 was $717,906.

In addition, all of our directors receive reimbursement for all reasonable and properly documented expenses.

Senior Management

For 2020, our senior management team consisted of Philip McHugh, Danny Chazonoff, Udo Mueller, Lorenzo Pellegrino, Elliott Wiseman, Nick Walker, Roy Aston, Richard Swales, Louise Clements, Chi Eun Lee, Ismail Dawood, Afshin Yazdian and Paulette Rowe.

The aggregate amount of compensation, including cash, equity awards and other benefits, paid to our senior management team for the year ended December 31, 2020 is expected to be $4,696,478.

Cash compensation for our senior management team in 2020 consisted of base salary and a cash incentive bonus under our annual bonus plan for executives.

Our annual bonus plan provides executive officers with an opportunity to earn a cash incentive payment based on a maximum or target percentage of the executive’s annual base salary. The final amount of the incentive payment is determined based on the achievement of pre-established performance conditions selected by the remuneration committee of PGHL (the “Committee”). As of the time of filing this proxy statement/prospectus, annual bonus award amounts for 2020 have not yet been determined. However, the two executives who joined the company in 2020 were guaranteed a cash bonus of at least target, and these amounts have been reflected in the aggregate compensation amount described above to the extent accrued or paid in 2020.

The Committee has the discretion to claw back cash incentive compensation paid to executives within the previous three years in the event of:

•	a material misstatement in the audited consolidated accounts of the Company which led to the incorrect calculation of that incentive payment;

•

the assessment of the satisfaction of a performance condition was based on an error, or on inaccurate or misleading information or assumptions and a higher payment was made than was in actuality earned; or

•	there are circumstances which would warrant the Company dismissing that individual (whether or not the Company has chosen to do so).

The amount which may be subject to clawback will be such proportion of the incentive payment as the Committee considers to be fair and reasonable having regard to all the circumstances. The Committee, in order to implement the clawback, has the discretion to offset by the clawback amount future cash incentive payments otherwise earned and payable to the executive under any cash incentive plan operated by the Company; and/or to reduce the number of shares otherwise deliverable to the executive under specified share plans.

Equity Program

On January 2, 2018, Pi Topco adopted its memorandum of association and entered into a management investment agreement with certain members of senior management which authorized certain executive officers and other senior managers of the Company to invest in A ordinary shares and B ordinary shares. A ordinary shares have been purchased by members of management only, while B ordinary shares are held by certain executives and senior managers, as well as investor shareholders of Pi Topco. All management shareholders of Pi Topco are bound by its charter and the management investment agreement. In the case of certain managers (other than executive officers/senior management), they are also bound by restricted share award agreements with Pi Topco (the “RSAAs”). The total number of authorized A ordinary shares under the Pi Topco memorandum of association is 600,000.

The A ordinary shares include a service-based vesting condition for all holders. The B ordinary shares held by certain managers (other than executive officers/senior management) are also subject to a service-based vesting condition. Vesting for these managers is subject to continuous service until the achievement of an Exit (as defined in the applicable RSAA, which includes the Transactions). Vesting for executive officers/senior management is subject to (i) the achievement of an Exit and (ii) the Investors (as defined below) receiving at least one times their cost.

In addition, the A ordinary shares are subject to a ratchet in connection with the Transactions (and upon subsequent receipts of proceeds by the CVC Investors and the Blackstone Investors, whom we refer to as the “Investors”) which allows management to participate in a greater share of returns if certain IRR (i.e., total internal rate of return achieved by the Investors in relation to their investment) thresholds are satisfied. To the extent that the IRR is equal to or less than 22.5%, the A ordinary shares, including those held by the executive officers and non-executive directors, will not participate in a greater share of returns. To the extent that upon the operation of the ratchet the IRR is greater than 22.5% and the total return to the Investors is greater than or equal to 2.25 times their cost, the A ordinary shares will participate in up to an additional percentage equal to 50% of the fully diluted ordinary share capital represented by the A ordinary shares issue immediately prior to the Transactions.

During 2020, our executive officers and non-executive directors were eligible to participate in the equity program described above. The following executives purchased A ordinary shares during 2020 at a purchase price of $2.16 per A ordinary share:

Name	Number of A ordinary shares
Roy Aston	1,500
Ismail Dawood	15,000
Paulette Rowe	1,500
Afshin Yazdian	6,000

Total:	24,000

Following the Transactions, the equity in Pi Topco held by our executive officers and non-executive directors will be governed by the Management Investment Agreement (as defined below). Please see “Certain Relationships and Related Persons Transactions—Paysafe—Management Investment Agreement” for additional information.

Omnibus Incentive Plan

In addition, in connection with the Transactions, the Company Board expects to approve and adopt the Paysafe Limited 2021 Omnibus Incentive Plan, which we refer to herein as the “Omnibus Incentive Plan,” which will be assumed and adopted by the Company, effective as of the effective time of the Merger, subject to the approval of our shareholders. Please see “Proposal No. 4—The Omnibus Incentive Plan Proposal” for additional information.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of FTAC Common Stock as of the date of this proxy statement/prospectus prior to the consummation of the Business Combination and (ii) the expected beneficial ownership of Company Common Shares immediately following consummation of the Business Combination, assuming that no shares of FTAC Class A Common Stock are redeemed, and alternatively the maximum number of shares of FTAC Class A Common Stock are redeemed by:

•	each of the current executive officers and directors of FTAC, and such persons as a group;

•	each person who is the beneficial owner of more than 5% of any class of the outstanding FTAC Common Stock;

•	each person who will become an executive officer or director of the Company post-Business Combination, and such persons as a group; and

•	each person who is expected to be the beneficial owner of more than 5% of the Company Common Shares post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options that are currently exercisable or exercisable within 60 days.

The beneficial ownership of FTAC Common Stock pre-Business Combination is based on 183,379,181 shares of FTAC Common Stock issued and outstanding, which includes an aggregate of 146,703,345 shares of FTAC Class A Common Stock and 36,675,836 shares of FTAC Class B Common Stock.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of FTAC Common Stock beneficially owned, or Company Common Shares to be beneficially owned, by them.

	Beneficial Ownership Of FTAC Common Stock			Beneficial Ownership Of Company Common Shares After Consummation of the Business Combination
				No Redemption Scenario		Maximum Redemption Scenario
Name and Address of Beneficial Owner	Number of Shares		Percentage of FTAC Common Stock	Number of Company Common Shares	Percentage of Company Common Shares	Number of Company Common Shares	Percentage of Company Common Shares
	Class A	Class B
FTAC Officers, Directors and 5% Holders Pre-Business Combination
Trasimene Capital FT, LP II(1)				(7)		(7)
MFN Partners Management Holders(2)
Empyrean Capital Partners Holders(3)
Integrated Core Strategies(4)
William P. Foley, II(1)				(7)		(7)
C. Malcolm Holland(5)				(8)		(8)
Mark D. Linehan(5)				(8)		(8)
Erika Meinhardt(5)	(6)			(8)		(8)
Richard N. Massey
Bryan D. Coy
David W. Ducommun
Michael L. Gravelle
Company Officers, Directors and 5% Holders Post-Business Combination
Parties to our shareholders agreement as a group

	Beneficial Ownership Of FTAC Common Stock			Beneficial Ownership Of Company Common Shares After Consummation of the Business Combination
				No Redemption Scenario		Maximum Redemption Scenario
Name and Address of Beneficial Owner	Number of Shares		Percentage of FTAC Common Stock	Number of Company Common Shares	Percentage of Company Common Shares	Number of Company Common Shares	Percentage of Company Common Shares
	Class A	Class B
Paysafe Group Holdings Limited(9) CVC(9)(10)
Blackstone(9)(11)
Cannae LLC
Third Point
FNF Holders
Philip McHugh(12)(13)
Izzy Dawood(12)(14)
Danny Chazonoff(12) (15)
Elliott Wiseman(12) (16)
Udo Mueller(12)(17)
Lorenzo Pellegrino(12)(18)
Paulette Rowe(12)(19)
Afshin Yazdian(12)(20)
Roy Aston(12)(21)
Louise Clements(12)(22)
Chi Eun Lee(12)(23)
Nick Walker(12)(24)
Richard Swales(12)(25)
All Company directors and executive officers as a group

*	Less than 1%.
(1)

Trasimene Capital FT, LLC II is the sole general partner of Trasimene Capital FT, LP II. Trasimene Capital FT, LLC II has sole voting and dispositive power over the FTAC Class B Common Stock owned by Trasimene Capital FT, LP II. William P. Foley, II is the sole member of Trasimene Capital FT, LLC II, and therefore may be deemed to beneficially own 36,600,836 shares of FTAC Class B Common Stock and 20,893,780 shares of FTAC Class C Common Stock, and ultimately exercises voting and dispositive power over the shares of FTAC Class B Common Stock held by Trasimene Capital FT, LP II. Mr. Foley disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.

(2)

Based on a Schedule 13G filed by Integrated Core Strategies (US) LLC with the SEC on August 31, 2020 (the “Millennium 13G”) on behalf of itself, Riverview Group LLC, ICS Opportunities, Ltd., Millennium International Management LP, Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander (collectively, the “Millennium Entities”). As of August 31, 2020, the Millennium Entities beneficially owned an aggregate of 10,500,000 shares of FTAC Class A Common Stock. Pursuant to the Millennium 13G, the principal address of each of the Millennium Entities is located at 666 Fifth Avenue, New York, New York 10103.

(3)

Based on a Schedule 13G filed by by Empyrean Capital Partners, LP with the SEC on August 31, 2020 (the “Empyrean 13G”) on behalf of itself, Empyrean Capital Overseas Master Fund, Ltd. and Amos Meron (collectively, the “Empyrean Entities”). As of August 31, 2020, the Empyrean Entities beneficially owned an aggregate of 9,000,000 shares of FTAC Class A Common Stock. Pursuant to the Empyrean 13G, the principal address of each of the Empyrean Entities is located at 10250 Constellation Boulevard, Suite 2950, Los Angeles, CA 90067.

(4)

Based on a Schedule 13G filed by by MFN Partners, LP with the SEC on August 27, 2020 (the “MFN 13G”) on behalf of itself, MFN Partners GP, LLC, MFN Partners Management, LP, MFN Partners Management, LLC, Farhad Nanji and Michael DeMichele (collectively, the “MFN Entities”). As of August 27, 2020, the MFN Entities beneficially owned an aggregate of 10,000,000 shares of FTAC Class A Common Stock. Pursuant to the MFN 13G, the principal address of each of the MFN Entities is located at 222 Berkeley St., 13th Floor, Boston, MA 02116.

(5)	Interest shown consists solely of FTAC Class B Common Stock. Such shares will automatically convert into Company Common Shares at the closing of the Business Combination on a one-for-one basis.
(6)

Ms. Meinhardt purchased 25,000 FTAC Units for $10.00 per FTAC Unit directly from the underwriters in connection with the FTAC’s IPO for an aggregate purchase price of $250,000. Each FTAC Unit consists of one share of FTAC Class A Common Stock and one-third of one FTAC Warrant.

(7)

Excludes 7,971,539 shares of FTAC Class B Common Stock that will be surrendered to FTAC for cancellation in connection with the consummation of the Business Combination as described in “Proposal No. 1—The Business Combination Proposal—The Merger Agreement.”

(8)

Excludes 5,445 shares of FTAC Class B Common Stock that will be surrendered to FTAC for cancellation in connection with the consummation of the Business Combination as described in “Proposal No. 1—The Business Combination Proposal—The Merger Agreement.”

(9)

The sole shareholder of PGHL is Pi Topco. Pi Topco is controlled by the CVC Investors and the Blackstone Funds (as defined below). The address for each of PGHL and Pi Topco is 25 Canada Square, 27th Floor, London, United Kingdom E14 5LQ.

(10)

The CVC entities that own interests in Pi Topco are Pi Holdings Jersey Limited and Pi Syndication LP (together, the “CVC Investors”). The registered address for each CVC Investor is c/o Saltgate Limited, 27 Esplanade, St Helier, Jersey, JE1 1SG, United Kingdom.

(11)

The “Blackstone Funds” shall refer to BCP Pi Aggregator (Cayman) L.P., Blackstone Pi Co-Invest (Cayman) L.P., BCP VII Co-Invest—Star (Cayman) L.P., and Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. The general partner of BCP PI Aggregator (Cayman) L.P. is BCP VII Holdings Manager (Cayman) L.L.C. Blackstone Management Associates (Cayman) VII L.P. is the managing member of BCP VII Holdings Manager (Cayman) L.L.C. and the general partner of each of Blackstone Pi Co-Invest (Cayman) L.P. and BCP VII Co-Invest-Star (Cayman) L.P. The general partners of Blackstone Management Associates (Cayman) VII L.P. and Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. are BCP VII GP L.L.C. and Blackstone LR Associates (Cayman) VII Ltd. Blackstone Holdings III L.P. is the sole member of BCP VII GP L.L.C. and the controlling shareholder of Blackstone LR Associates (Cayman) VII Ltd. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. The Blackstone Group Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each (other than the Blackstone Funds to the extent of their direct holdings) disclaims beneficial ownership of such shares. The address of each of the entities listed in this footnote is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154.

(12)

Certain Paysafe directors and Executive Management are direct or indirect shareholders of Pi Topco. Pi Topco may not sell any Company Common Shares held by PGHL that may be indirectly attributable to a shareholder of Pi Topco without such shareholder’s consent. As a result, a shareholder of Pi Topco may be deemed to have shared indirect investment power over any Company Common Shares held by PGHL that are attributable to such shareholder through such shareholder’s interest in Pi Topco.

(13)	Reflects Company Common Shares held by PGHL that Mr. McHugh may be deemed to indirectly beneficially own.
(14)	Reflects Company Common Shares held by PGHL that Mr. Dawood may be deemed to indirectly beneficially own.
(15)	Reflects Company Common Shares held by PGHL that Mr. Chazonoff may be deemed to indirectly beneficially own.
(16)	Reflects Company Common Shares held by PGHL that Mr. Wiseman may be deemed to indirectly beneficially own.
(17)	Reflects Company Common Shares held by PGHL that Mr. Mueller may be deemed to indirectly beneficially own.
(18)	Reflects Company Common Shares held by PGHL that Mr. Pellegrino may be deemed to indirectly beneficially own.
(19)	Reflects Company Common Shares held by PGHL that Ms. Rowe may be deemed to indirectly beneficially own.
(20)	Reflects Company Common Shares held by PGHL that Mr. Yazdian may be deemed to indirectly beneficially own.
(21)	Reflects Company Common Shares held by PGHL that Mr. Aston may be deemed to indirectly beneficially own.
(22)	Reflects Company Common Shares held by PGHL that Ms. Clements may be deemed to indirectly beneficially own.
(23)	Reflects Company Common Shares held by PGHL that Ms. Lee may be deemed to indirectly beneficially own.
(24)	Reflects Company Common Shares held by PGHL that Mr. Walker may be deemed to indirectly beneficially own.
(25)	Reflects Company Common Shares held by PGHL that Mr. Swales may be deemed to indirectly beneficially own.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Certain Relationships and Related Person Transactions—FTAC

Founder Shares

In July 2020, prior to the consummation of the FTAC’s IPO, the Founder purchased 34,500,000 shares of FTAC Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.001 per share. On August 14, 2020, the Founder transferred a total of 75,000 shares of FTAC Class B Common Stock in equal amounts to each of the three independent directors on the FTAC Board at their original per share purchase price. On August 18, 2020, FTAC effected a stock dividend with respect to its shares of FTAC Class B Common Stock of 2,875,000 shares thereof, resulting in an aggregate of 37,375,000 outstanding shares of FTAC Class B Common Stock. The shares of FTAC Class B Common Stock issued at the closing of the IPO included an aggregate of up to 699,164 shares of FTAC Class B Common Stock that were subject to forfeiture by the Founder if the underwriters elected to exercise their over-allotment option on August 26, 2020. As a result of the underwriters’ election to partially exercise their over-allotment option, a total of 4,175,836 shares of FTAC Class B Common Stock are no longer subject to forfeiture. On October 2, 2020, the underwriters’ remaining over-allotment expired unexercised, resulting in the forfeiture of 699,164 shares of FTAC Class B Common Stock. Accordingly, as of October 2, 2020, there are 36,675,836 shares of FTAC Class B Common Stock issued and outstanding. The shares of FTAC Class B Common Stock may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. The Founder forfeited 699,164 shares of FTAC Class B Common Stock to FTAC for no consideration, which was exempted pursuant to Rule 16b-3(e) under the Exchange Act, in connection with the underwriters’ election not to exercise the remaining unused portion of the over-allotment option.

Private Placement Warrants

Simultaneously with the closing of the IPO and the partial exercise of the over-allotment option, FTAC consummated the sale of 20,893,780 Private Placement Warrants at a price of $1.50 per Private Placement Warrant in a private placement to the Founder, generating gross proceeds of $34,140,669. The Private Placement Warrants are identical to the FTAC Warrants sold in the IPO, except that (a) subject to certain exceptions set forth in the Warrant Agreement, the Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of an initial business combination, (b) the Private Placement Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees and (c) the Private Placement Warrants are entitled to registration rights.

Forward Purchase Agreement

On July 16, 2020, FTAC entered into the Forward Purchase Agreement with Cannae Holdings, pursuant to which Cannae Holdings agreed to purchase an aggregate share amount equal to 15,000,000 shares of FTAC Class A Common Stock, plus an aggregate of 5,000,000 redeemable warrants to purchase one share of FTAC Class A Common Stock at $11.50 per share, for an aggregate purchase price of $150,000,000, or $10.00 for one share of FTAC Class A Common Stock and one-third of one FTAC Warrant, in a private placement to occur concurrently with the closing of the Business Combination.

The proceeds from the sale of the forward purchase securities will be used as part of the consideration in the Business Combination, expenses incurred in connection with the Business Combination or for working capital in the post transaction company. Cannae Holdings’ purchase of the forward purchase securities is required to be made regardless of whether any FTAC Class A Common Stock are redeemed by the Public Stockholders and is intended to assist FTAC in meeting the Available Cash Amount condition required to consummate the Business Combination.

Cannae Holdings will not have any right to the funds held in the respective Trust Account. An affiliate of Cannae Holdings has an approximately 15% limited partnership interest in the Founder, and as a result, has an indirect economic interest in 15% of the aggregate amount of shares of FTAC Class B Common Stock and Private Placement Warrants held by the Founder.

PIPE Investment

In connection with the PIPE Investment, the PIPE Investors, including a subsidiary of Cannae Holdings, entered into Subscription Agreements for the purchase of 200,000,000 Company Common Shares at a purchase price of $10.00 per share, for an aggregate purchase price of $2,000,000,000. The PIPE Investment is being issued to the subsidiary of Cannae Holdings on the same terms and conditions as all other PIPE Investors. In connection with the PIPE Investment, the Company has agreed to pay (i) the FNF Subscribers a fee of 1.6% of the purchase price the FNF Subscribers will pay to the Company at Closing and (ii) Cannae Holdings a fee of 1.6% of the purchase price Cannae LLC will pay to the Company at Closing, in each case, for the issuance of the Company Common Shares pursuant to the Subscription Agreement upon the consummation of the Business Combination. Such fees match the fees (on a percentage basis) to be received by the placement agents with respect to the PIPE Investment by the other PIPE Investors and the placement agents will receive no fees with respect to the PIPE Investment by the FNF Subscribers or Cannae LLC.

Amended and Restated Sponsor Agreement

In connection with the execution of the Merger Agreement, FTAC entered into the Sponsor Agreement, which amended and restated (a) that certain letter agreement, dated August 21, 2020, by and among FTAC and the Founder and (b) each of the letter agreements, dated as of August 21, 2020, by and between FTAC and William P. Foley, II, Richard N. Massey, Mark D. Linehan, Erika Meinhardt, David W. Ducommun, Michael L. Gravelle, C. Malcolm Holland and Bryan D. Coy (the “Insiders”). Pursuant to the Sponsor Agreement, among other things, the Founder and the Insiders have agreed (i) to vote any shares of FTAC’s securities in favor of the Transactions and the other FTAC Stockholder Matters, (ii) not to redeem any shares of FTAC Class A Common Stock or FTAC Class B Common Stock, (iii) not to take any action to solicit any offers relating to an alternative business combination, (iv) to use reasonable best efforts to obtain required regulatory approvals, (v) not to transfer any Company Common Shares for a period beginning on the Closing Date and ending on the earlier of (A) 270 days thereafter or (B) if the volume weighted average price of the Company Common Shares equals or exceeds $12.00 per share for any 20 trading days within a 30 trading day period, 150 days thereafter, and (vi) to be bound to certain other obligations as described therein. Additionally, as provided in the Sponsor Agreement, the Founder and certain of the Insiders have agreed to forfeit 7,987,877 shares of FTAC Class B Common Stock subject to the consummation of the Business Combination. All forfeited shares of FTAC Class B Common Stock shall be cancelled. After such forfeiture, the Founder and such Insiders shall hold 28,687,959 shares of Class B Common Stock. Please see the section entitled The Business Combination Proposal—Related Agreements—Amended and Restated Sponsor Agreement.”

Related Party Loans

The Founder advanced FTAC an aggregate of $480,000 to cover expenses related to the IPO. The advances were non-interest bearing and due on demand. The outstanding advances of $480,000 were repaid at the closing of the IPO on August 21, 2020.

On July 17, 2020, FTAC issued a promissory note (the “FTAC Promissory Note”) to the Founder and an affiliate of the Founder, pursuant to which FTAC may borrow up to an aggregate principal amount of $800,000. The Promissory Note was non-interest bearing and payable on the earlier of (a) January 31, 2021 or (b) the completion of the IPO. The outstanding balance under the FTAC Promissory Note of $500,000 was repaid at the closing of the IPO on August 21, 2020.

In addition, in order to finance transaction costs in connection with a Business Combination, the Founder or an affiliate of the Founder, or certain of FTAC’s officers and directors may, but are not obligated to, loan FTAC funds as may be required (“FTAC Working Capital Loans”). Such FTAC Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of the Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of an the Business Combination into FTAC Warrants at a price of $1.50 per FTAC Warrant. Such FTAC Warrants would be identical to the Private Placement Warrants. In the event that the Business Combination does not close, FTAC may use a portion of proceeds held outside the Trust Account to repay the FTAC Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the FTAC Working Capital Loans. No amounts have been borrowed under this arrangement as of September 30, 2020.

Administrative Services Agreement

FTAC entered into an administrative services agreement, commencing on August 18, 2020, to pay Cannae Holdings up to $5,000 per month for office space and administrative support services. FTAC currently maintain its executive offices at 1701 Village Center Circle, Las Vegas, NV 89134. The cost for FTAC’s use of this space is included in the $5,000 per month fee paid to Cannae Holdings. Upon completion of the Business Combination or its liquidation, FTAC will cease paying these monthly fees.

Registration Rights

In connection with the execution of the Merger Agreement, the Company, Pi Topco, PGHL, Cannae LLC, the Founder, the CVC Party and the Blackstone Investors agreed to enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) at the Closing. The Registration Rights Agreement will provide these holders (and their permitted transferees) with the right to require the Company, at the Company’s expense, to register Company Common Shares that they hold on customary terms for a transaction of this type. The Registration Rights Agreement will also provide that the Company pay certain expenses of the electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act.

Compensation

No compensation of any kind, including finder’s and consulting fees, will be paid to the Founder, FTAC’s officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on FTAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. FTAC’s audit committee will review on a quarterly basis all payments that were made to the Founder, FTAC’s officers or directors, or any of their affiliates. Any such payments prior to the Business Combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, FTAC does not expect to have any additional controls in place governing its reimbursement payments to its directors and officers for their out-of-pocket expenses incurred in connection with FTAC’s activities on its behalf in connection with identifying and completing the Business Combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by FTAC to the Founder, FTAC’s officers and directors, or any of their respective affiliates, prior to completion of the Business Combination.

Policy for Approval of Related Party Transactions

The audit committee of the FTAC Board has adopted an audit committee charter, providing for the review and approve all transactions involving an amount in excess of $120,000 in which FTAC is to be a participant and in which any “related person” (as defined in Item 404(a) under the Exchange Act) has a direct or indirect material interest. At its meetings, the audit committee shall be provided with the details of each new, existing or proposed related party transaction, including the terms of the transaction, any contractual restrictions that FTAC has already committed to, the business purpose of the transaction and the benefits of the transaction to FTAC and to the relevant related party. Any member of the audit committee who has an interest in the related party transaction under review by the audit committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the audit committee, participate in some or all of the audit committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the audit committee may determine to permit or to prohibit the related party transaction.

Certain Relationships and Related Person Transactions—Paysafe

Shareholders Agreement

In connection with the Business Combination, concurrently with the Closing, the Company, Pi Topco, PGHL, Cannae LLC, the Founder, the CVC Investors and the Blackstone Investors will enter into a Shareholders Agreement (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement, each of the Principal Shareholders will be entitled to nominate a certain number of directors to the Company Board, based on each such holder’s ownership of the voting securities of the Company. The number of directors that each of the CVC Investors, the Blackstone Investors and the FTAC Investors will separately be entitled to designate to the Company Board increases and/or decreases on a sliding scale.

The Shareholders Agreement will require us to, among other things, nominate a number of individuals designated by the CVC Investors or the Blackstone Investors, as applicable, for election as directors of the Company Board as follows: (i) if the CVC Investors or the Blackstone Investors, as the case may be, collectively directly hold or indirectly, as set forth in the books and records of PGHL or Pi Topco, as applicable, are attributed at least 7.5% of the aggregate outstanding Company Common Shares, such applicable investors will be entitled to designate two directors; and (ii) if the CVC Investors or the Blackstone Investors, as the case may be, collectively directly hold or indirectly, as set forth in the books and records of PGHL or Pi Topco, as applicable, are attributed at least 2.5% (but less than 7.5%) of the aggregate outstanding Company Common Shares, such applicable investors will be entitled to designate one director (which director may be a U.S. citizen or resident) (in each case, each such person a “CVC Designee” or a “Blackstone Designee,” as applicable). In addition, if the CVC Investors or the Blackstone Investors, as the case may be, collectively directly hold or indirectly, as set forth in the books and records of PGHL or Pi Topco, as applicable, are attributed at least 7.5% of the aggregate outstanding Company Common Shares, the CVC Investors or the Blackstone Investors, as the case may be, shall have the right, but not the obligation, to (i) jointly with Cannae and the Blackstone Investors (in the case of the CVC Investors) or the CVC Investors (in the case of the Blackstone Investors), designate two directors (such two directors, the “Jointly Designated Directors”) and (ii) consent to any individual nominated for election as a director to the Company Board seat initially occupied by the Chief Executive Officer of PGHL.

Additionally, for so long as the FTAC Investors collectively continue to hold at least 50% of the aggregate outstanding Company Common Shares held by the FTAC Investors as of the Closing Date, the Shareholders Agreement will require us to, among other things, nominate four individuals designated by FTAC for election as directors of the Company Board, and Cannae shall have the right, but not the obligation, to (i) jointly with the CVC Investors and the Blackstone Investors, designate the Jointly Designated Directors and (ii) consent to any individual nominated for election as a director to the Company Board seat initially occupied by the Chief Executive Officer of PGHL. If the FTAC Investors collectively hold less than 50% of the aggregate outstanding Company Common Shares held by the FTAC Investors as of the Closing Date, the Shareholders Agreement will require us to, among other things, nominate a number of individuals designated by FTAC for election as directors of the Company Board as follows: (i) if the FTAC Investors collectively hold at least 7.5% of the aggregate outstanding Company Common Shares, four directors; (ii) if the FTAC Investors collectively hold at least 6.25% (but less than 7.5%) of the aggregate outstanding Common Shares, two directors; and (iii) if the FTAC Investors collectively hold at least 2.5% (but less than 6.25%) of the aggregate outstanding Common Shares, one director, which director may be a U.S. citizen or resident (in each case, each such person a “FTAC Designee”). In addition, if the FTAC Investors collectively hold at least 7.5% of the aggregate outstanding Company Common Shares, Cannae shall have the right, but not the obligation, to (i) jointly with the CVC Investors and the Blackstone Investors, designate the Jointly Designated Directors and (ii) consent to any individual nominated for election as a director to the Company Board seat initially occupied by the Chief Executive Officer of PGHL. Further, for so long as the Company remains a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, at any time FTAC has the right under the Shareholders Agreement to appoint more than one director to the Company Board, at least one of the FTAC Designees shall be neither a citizen nor a resident of the United States.

Furthermore, pursuant to the Shareholders Agreement and subject to certain exceptions as set forth therein, for the period beginning on the Closing Date until the earlier of (i) 180 days thereafter or (ii) if the VWAP of the Company Common Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 Trading Days within a period of 30 consecutive Trading Days, 60 days thereafter, the CVC Investors and the Blackstone Investors will not, and will cause any other holder of record of any of the CVC Investors’ and the Blackstone Investors’ Company securities not to, transfer any of such investor’s Company securities, other than any such securities purchased on the open market and certain other limited exceptions.

For so long as the Shareholders Agreement remains in effect, directors designated by a Principal Shareholder may be removed only with the consent of the Principal Shareholder that nominated such director. In the case of a vacancy on the Company Board created by the removal or resignation of a director designed by a Principal Shareholder, the Shareholders Agreement will require the Company to nominate an individual designated by the Principal Shareholder that nominated such director for election to fill the vacancy. Additionally, any increase in the total number of directors on the Company Board to greater than eleven will require the consent of (i) the CVC Investors, for so long as the CVC Investors collectively directly hold or indirectly, as set forth in the books and records of PGHL or Pi Topco, as applicable, are attributed at least 7.5% of the aggregate outstanding Company Common Shares, (ii) the Blackstone Investors, for so long as the Blackstone Investors collectively directly hold or indirectly, as set forth in the books and records of PGHL or Pi Topco, as applicable, are attributed at least 7.5% of the aggregate outstanding Company Common Shares, and (iii) FTAC, for so long as the FTAC Investors collectively hold at least 7.5% of the aggregate outstanding Company Common Shares.

The Shareholders Agreement will also provide each Principal Shareholder with basic information and management rights, as well as detailed venture capital operating company covenants. In addition, the Shareholders Agreement will provide that each Principal Shareholder may, without the consent of the Company or any other person, assign its rights to designate directors to the Company Board to any transferee of Company Common Shares so long as any right to designate directors to the Company Board will not result in the transferee receiving the right to designate more than two directors where such designation rights would result in the transferee receiving the right to designate a percentage of the total number of directors on the Company Board that is greater than the percentage of the aggregate outstanding Company Common Shares held by such transferee after giving effect to such transfer. The Principal Shareholders are otherwise not able to assign their rights and obligations under the agreement, in whole or in part, without the prior written consent of the Company.

Furthermore, the Shareholders Agreement also requires the Company to cooperate with the Principal Shareholders in connection with certain future pledges, charges, hypothecations, grants of security interest in or transfers (including to third party investors) of any or all of the Company Common Shares held by the Principal Shareholders, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit.

Registration Rights Agreement

In connection with the Business Combination, concurrently with the Closing, the Company, Pi Topco, PGHL, Cannae LLC, the Founder, the CVC Party and the Blackstone Investors will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company has agreed that within 45 days after the Closing Date, the Company will file a registration statement to permit the public resale of all of the registrable securities held by the Principal

Shareholders from time to time. In addition, pursuant to the Registration Rights Agreement, upon the demand of any Principal Shareholder, the Company will be required to facilitate a registered offering of the Company Common Shares requested by such Principal Shareholder to be included in such offering. Any demanded registered offering will also include registrable shares to be sold by holders that exercise their related piggyback rights in accordance with the Registration Rights Agreement, subject to customary cut-backs. Within 60 days (in the case of a demand for a registration on Form F-1) or 30 days (in the case of a demand for a registration on Form F-3) after receipt of a demand for such registration, the Company will file a registration statement relating to such demand and use its best efforts to cause such registration statement to be declared effective by the SEC as soon as practicable thereafter. In certain circumstances, Principal Shareholders will be entitled to piggyback registration rights in connection with the demand of a registered offering.

In addition, the Registration Rights Agreement will entitle the Principal Shareholders to demand and be included in a shelf registration when the Company is eligible to sell its Company Common Shares in a secondary offering on a delayed or continuous basis in accordance with Rule 415 of the Securities Act. Within 30 days of the Company becoming qualified to register the offer and sale of securities under the Securities Act pursuant to a registration statement on Form F-3, the Company will file a registration statement that covers all registrable securities then outstanding and use its best efforts to cause such shelf registration statement to be declared effective by the SEC as soon as practicable thereafter. Moreover, upon the demand of a Principal Shareholder, the Company will be required to facilitate in the manner described in the Registration Rights Agreement a “takedown” off of an effective shelf registration statement of registrable shares requested by such Principal Shareholder.

The Registration Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Consortium Agreement

In connection with the Business Combination, concurrently with the Closing, the existing consortium agreement related to Pi Topco between Pi Holdings Jersey Limited (the “CVC Party”), BCP Pi Aggregator (Cayman) L.P. and Blackstone Family Investment Partnership (Cayman) VII—ESC L.P. (together, the “Blackstone Parties”), and BCP VII Co-Invest—Star (Cayman) L.P., Blackstone Pi Co-Invest L.P., Pi Syndication LP, Francisco Partners IV, L.P., Francisco Partners IV-A, L.P., Chatham Holdings II, LLC, AB High Income Fund, Inc., AB Bond Fund, Inc.—AB Income Fund, AllianceBernstein Global High Income Fund, Inc., AB FCP I—Global High Yield Portfolio (together, the “Co-Investors”) and Paysafe Group Holdings Limited and Pi Topco (together, the “Holdcos”) will be amended and restated (such amended and restated agreement being the “Consortium Agreement”).

The Consortium Agreement will set out provisions related to the governance of the Holdcos, which cross-refer to the governance provisions in the Management investment Agreement. The Co-Investors will not take part in the management or control of the business or affairs of the Holdcos. In addition, the Consortium Agreement provides that the terms of the management equity plan (comprising the securities that certain employees of the Paysafe group of companies will hold in Pi Topco) shall be governed by the Management Investment Agreement (and related documents).

The Consortium Agreement will also set out provisions to allow the CVC Party, the Blackstone Parties and the Co-Investors to automatically “flip-down” their holdings of securities in Pi Topco so that they hold shares directly in Pubco upon expiry of the lock-up undertakings imposed on their holdings of securities in Pi Topco. When the “flip-down” mechanic is operated, PGHL shall (and Pi Topco shall procure that PGHL shall), subject to applicable law, transfer (whether by distribution or otherwise) such number of Company Common Shares in Paysafe Limited to Pi Topco to enable Pi Topco to transfer such shares to the CVC Party, the Blackstone Parties and the Co-Investors in exchange for the requisite number of securities in Pi Topco held by them. If reasonably required by the CVC Party and the Blackstone Parties, the CVC Party and the Blackstone Parties may elect to “flip-down” their holdings of securities in Pi Topco at any time.

In addition, the Holdcos shall be obliged to reimburse the Lead Investors and, with the consent of the Lead Investors, any other Co-Investor for their costs and expenses incurred in connection with their holdings of securities in Pi Topco from time to time. Similar provisions will also be included in the Management Investment Agreement (described below).

Finally, the Consortium Agreement will impose standard confidentiality undertakings on the parties to the agreement (and standard permitted disclosure rights). The Holdcos shall also be required to comply with obligations and information requests in connection with the Lead Investors’ U.S. tax requirements.

Management Investment Agreement

In connection with the Business Combination, concurrently with the Closing, it is intended that the management investment agreement related to Pi Topco between certain employees of the Paysafe group of companies (the “Managers”), the CVC Party, the Blackstone Parties, SJT Limited (in its capacity as trustee of the Pi Employee Benefit Trust) (the “EBT”), SJT Limited (in its capacity as trustee of the Pi Shareholder Benefit Trust) (the “SBT”) and each Holdco will be amended and restated (such amended and restated agreement being the “Management Investment Agreement”).

The Management Investment Agreement will set out provisions related to the governance of the Holdcos. Each Holdco board (and any committee thereof) shall be comprised of up to three persons appointed by each of the CVC Party and Blackstone. The Managers shall be obliged to procure that such directors are promptly appointed to the boards and committees as required from time to time. In addition, the CVC Party and the Blackstone Parties shall be entitled at any time to appoint a non-executive director to the Paysafe Group Holdings Limited board who shall be the chairman of the board. The quorum requirements for each board require at least one director appointed by each of the CVC Party and the Blackstone Parties.

The Managers shall provide a customary tax indemnity in respect of their holdings of securities in any Holdco. In addition, the Managers, the EBT and the SBT shall be obliged to provide such cooperation or assistance as the CVC Party and the Blackstone Parties may require in connection with any transfer of their securities in Pi Topco or a winding-up of Pi Topco.

The Management Investment Agreement shall also provide that, until the CVC Party and the Blackstone Parties realize a 1 times return on their original investment in the Paysafe group of companies:

•

If a Manager becomes a Bad Leaver (as defined in the Management Investment Agreement) by reason of voluntary resignation, the Manager’s securities that derive from the Manager’s holdings of A ordinary shares prior to the amendment of the Management Investment Agreement can be acquired by the CVC Party and the Blackstone Parties (or such person nominated by them) at fair market value for vested securities and at the lower of FMV and cost for unvested securities.

•

If a Manager becomes a Bad Leaver by reason of fraud, summary dismissal or breach of restrictive covenant, the Manager’s securities that derive from the Manager’s holdings of A ordinary shares prior to the amendment of the Management Investment Agreement can be acquired by the CVC Party and the Blackstone Parties (or such person nominated by them) at the lower of fair market value and cost.

Securities subject to this repurchase right shall be considered vested as follows:

•	First anniversary of acquisition of A Ordinary Shares—20%

•	Each additional quarter—5%

•	Up to a maximum of 80%

In connection with the Transactions, the equity held by Managers will become fully vested other than with resect to the repurchase right described above. The Management Investment Agreement shall also include provisions that will entitle the Managers who held A ordinary shares prior to the amendment of the Management Investment Agreement to additional value if the CVC Party and the Blackstone Parties receive a certain level of liquid return on their investment. Please see “Management of Paysafe Following the Business Combination—Executive and Director Compensation—Equity Program” for additional information.

In addition, the Management Investment Agreement will also set out provisions such that the Managers will automatically “flip-down” their holdings of securities in Pi Topco so that they hold Company Common Shares directly upon expiry of the lock-up undertakings imposed on their holdings of securities in Pi Topco. If reasonably required by the CVC Party and the Blackstone Parties, the CVC Party and the Blackstone Parties may elect to “flip-down” their holdings of securities in Pi Topco at any time. When the “flip-down” mechanic is operated, PGHL shall (and Pi Topco shall procure that PGHL shall), subject to applicable law, transfer (whether by distribution or otherwise) such number of Company Common Shares in Paysafe Limited to Pi Topco to enable Pi Topco to transfer such shares to the Managers in exchange for the requisite number of securities in Pi Topco held by them. The CVC Party and the Blackstone Parties will have the flexibility to require the Managers to “flip-down” prior to expiry of the lock-up undertakings. To the extent that any Managers are required to “flip-down” prior to the expiry of the lock-up period, any Company Common Shares held by such Manager will be subject to the same lock-up undertakings that applied to the securities held by such Manager in Pi Topco prior to the “flip-down.”

Commercial Transactions with CVC funds’ Portfolio Companies and Blackstone Portfolio Companies

Entities advised by affiliates of CVC and Blackstone and their affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services. None of these transactions or arrangements has been or is expected to be material to us.

Other related party transactions

For additional information on related party transactions, see Note 23, Related party transactions, within the Paysafe Audited 2019 Consolidated Financial Statements appearing elsewhere in this proxy statement/prospectus.

Loans Granted to Members of the Board or Executive Management

As of the date of this proxy statement/prospectus, Paysafe has no outstanding loan or guarantee commitments to members of the board or Executive Management.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted by Bermuda law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Policies and Procedures for Related Person transactions

Effective upon the consummation of the Business Combination, the Company Board will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which the post-combination company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of the post-combination company’s executive officers or one of the post-combination company’s directors;

•	any person who is known by the post-combination company to be the beneficial owner of more than 5% of Paysafe’s voting stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of Paysafe’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of Paysafe’s voting stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Paysafe will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

DESCRIPTION OF THE COMPANY’S SECURITIES

The following is a description of material terms of, and is qualified in its entirety by, the Company Charter and the Company Bye-laws, each of which as will be in effect upon the consummation of the Business Combination, the forms of which are attached as Annex C and D, respectively, to this registration statement. Under “Description of the Company’s Securities,” “we,” “us,” “our,” the “Company” and “our company” refer to Paysafe Limited and not to any of its subsidiaries following the consummation of the Business Combination.

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 56074. We were incorporated on November 23, 2020 under the name Paysafe Limited. Our registered office is located at Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. Our agent for service of process in the United States in connection with the Business Combination is Cogency Global Inc.

Our objects are unrestricted, and we have the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

Our authorized share capital is                  common shares, par value $0.001 per share and                  undesignated shares, par value $0.001 per share. Upon consummation of the Business Combination, there will be approximately                 common shares issued and outstanding, and no preference shares outstanding. All of our issued and outstanding common shares prior to the consummation of the Business Combination are and will be fully paid, and all of our shares to be issued in the Business Combination will be issued fully paid. Unless the Company’s Board (the “Company Board”) determines otherwise, we will issue all of our share capital in uncertificated form.

Pursuant to the Company Bye-laws, subject to the requirements of the NYSE and subject to any resolution of the shareholders to the contrary, the Company Board is authorized to issue any of our authorized but unissued shares on such terms as the Company Board determines. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Company Common Shares

Under Bermuda law and the Company Bye-laws, the Company Board is authorized to issue any of our authorized but unissued shares without shareholder approval on such terms as the Company Board determines. The holders of Company Common Shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of Company Common Shares are entitled to one vote per share on all matters submitted to a vote of holders of Company Common Shares. Unless a different vote is required by Bermuda law or by the Company Bye-laws, resolutions to be approved by holders of voting shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. Holders of Company Common Shares will vote together as a single class on all matters presented to the shareholders for their vote or approval, including the election of directors. The Company Charter and the Company Bye-laws do not authorize cumulative voting and directors are elected by plurality of votes.

Any individual who is a shareholder of the Company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. The Company Bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in such form as the Company Board may determine.

In the event of our liquidation, dissolution or winding up, the holders of Company Common Shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Preference Shares

Under Bermuda law and the Company Bye-laws, the Company Board is authorized to issue preference shares in one or more series without shareholder approval. The Company Board has the discretion under the Company Bye-laws to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of our authorized but unissued undesignated shares, and the Company Board may issue those shares in series of preference shares, without any further shareholder approval. The rights with respect to a series of preference shares may be greater than the rights attached to our Company Common Shares. It is not possible to state the actual effect of the issuance of any preference shares on the rights of holders of our Company Common Shares until the Company Board determines the specific rights attached to those preference shares. The effect of issuing preference shares could include, among other things, one or more of the following:

•	restricting dividends in respect of our Company Common Shares;

•	diluting the voting power of our Company Common Shares or providing that holders of preference shares have the right to vote on matters as a class;

•	impairing the liquidation rights of our Company Common Shares; or

•	delaying or preventing a change of control of us.

Upon the consummation of the Business Combination, there will be no preference shares outstanding, and we have no present plans to designate the rights of or to issue any preference shares.

Dividend Rights

Under Bermuda law and the Company Bye-laws, the Company Board has discretion as to the payment of dividends on our Company Common Shares, including the amount (if any), payment date and whether paid in cash or satisfied by our shares or other assets, without shareholder approval. Under Bermuda law, we may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of our assets would as a result be less than our liabilities. Under the Company Bye-laws, each Company Common Share is entitled to dividends if, as and when dividends are declared by the Company Board, subject to any preferred dividend right of the holders of any preference shares. If we are permitted under Bermuda law to pay dividends, there are no restrictions on our ability to pay dividends in U.S. dollars or to U.S. residents who are holders of our shares.

We have no current plans to pay dividends on our Company Common Shares and no obligation under Bermuda law or the Company Bye-laws to do so. Any decision to declare and pay dividends in the future will be made at the sole discretion of the Company Board and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that the Company Board may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future. See “Description of Certain Indebtedness.”

Any cash dividends payable to holders of our Company Common Shares listed on the NYSE will be paid to                , our transfer agent in the United States for disbursement to those holders.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of a majority of the issued shares of that class or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing a majority of the issued shares of the relevant class is present in person or by proxy. The Company Bye-laws specify that the creation or issue of shares ranking equally with existing shares or the purchase or redemption by us of our shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Transfer of Shares

The Company Board may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that it is not fully paid (but we do not currently have, or intend to issue, any shares which are not fully-paid). The Company Board may also refuse to recognize any required instrument of transfer of a share unless it is accompanied by the relevant share certificate (if issued), such other evidence of the transferor’s right to make the transfer as the Company Board shall reasonably require, and unless the Company Board is satisfied that all applicable consents, authorizations, permissions or approvals are in place and that the transfer would not violate any agreement to which the Company or the transferor is subject.

When our shares are listed or admitted to trading on an appointed stock exchange (which includes the NYSE), they will be transferred in accordance with the rules and regulations of such exchange.

If at any time our shares cease to be listed or admitted to trading on an appointed stock exchange, which includes the NYSE, the permission of the Bermuda Monetary Authority is required, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all transfers of shares (which includes our Company Common Shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. Subject to the restrictions mentioned above, a holder of common shares may transfer the title to all or any of such holder’s common shares by completing a form of transfer in such form as the Company Board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share the Company Board may accept the instrument signed only by the transferor.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year, which is referred to as the annual general meeting. However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company not later than three months before the end of the year in question, require the holding of an annual general meeting, in which case an annual general meeting must be called.

Bermuda law provides that a special general meeting of shareholders may be called by the Company Board of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. The Company Bye-laws provide that the president or chairman or a majority of the Company Board may convene an annual general meeting or a special general meeting; provided, however, that for so long as our Principal Shareholders (as defined in the Shareholders Agreement) beneficially own, collectively, at least 30% of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, special meetings of our shareholders shall also be called by the Company Board or the chairman of the Company Board at the request of a Principal Shareholder. Under the Company Bye-laws, at least five clear days’ notice (as defined in the Company

Bye-laws) of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. The quorum required for a general meeting of shareholders generally is two or more persons present throughout the meeting and representing, in person or by proxy, a majority of the issued shares entitled to vote at such meeting; provided, however, that if the special general meeting was requisitioned by shareholders in accordance with the provisions of Bermuda law, the quorum required for such meeting is two or more persons present throughout the meeting and representing in person or by proxy of at least 75% of the issued shares entitled to vote at such meeting.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the Company Charter, including its objects and powers, certain alterations to the Company Charter and a list of the directors of the company. The shareholders have the additional right to inspect the Company Bye-laws of a company, minutes of general meetings and a company’s audited financial statements, which must be presented to the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders and by members of the general public without charge. The register of shareholders is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Certain Bermuda companies are required to maintain a register of their beneficial owners holding more than 25% of their shares, which is not open for inspection by the public. We will be exempted from this requirement for so long as our shares are listed on an appointed stock exchange, which includes the NYSE.

Election of Directors

The Company Bye-laws provide that the Company Board shall consist of eleven directors or such lesser or greater number as the Company Board, by resolution, may from time to time determine, provided that, at all times, there shall be no fewer than three directors. The Company Board currently consists of 3 directors.

The Company Bye-laws provide that, subject to the rights granted to one or more series of preference shares then outstanding or the rights granted under the Shareholders Agreement, any newly-created directorship on the Company Board that results from an increase in the number of directors and any vacancies on the Company Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the shareholders; provided, however, at any time our Principal Shareholders beneficially own, collectively, less than 30% of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, any newly-created directorship on the Company Board that results from an increase in the number of directors and any vacancy occurring in the Company Board may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the shareholders).

Any shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by the Company Board must give notice of the intention to propose the person for election to the Company in accordance with the timetable set forth in the Company Bye-laws. In addition, the proposed nominee must be approved by the competent regulatory authorities with responsibility for regulating the business activities of the Company and group of companies to which it belongs. Where a director is to be elected at an annual general meeting, the shareholder notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary the notice must be given not later than 21 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting the shareholder notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made. Such proposal must be made in accordance with the procedures set forth in the Company Bye-laws. These provisions will not apply to the parties to the Shareholders Agreement so long as the Shareholders Agreement remains in effect. These provisions will not apply to a requisition pursuant to the Companies Act.

Proceedings of Company Board

The Company Bye-laws provide that our business is to be managed and conducted by the Company Board. Bermuda law permits individual and corporate directors and there is no requirement in the Company Bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in the Company Bye-laws or Bermuda law that our directors must retire at a certain age.

The remuneration of our directors is determined by the Company Board and each such director, other than directors who are employees of the Company, shall be entitled to a fee at a rate determined by the Company Board. The directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

A director who has a direct or indirect interest in any contract or arrangement with us must disclose such interest as required by Bermuda law. Such an interested director may be counted in the quorum but is not entitled to vote on or participate in any discussion in respect of any such contract or arrangement in which he or she is interested.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may exempt or indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

The Company Bye-laws provide that we shall indemnify and advance expenses to our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The Company Bye-laws also provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We will purchase and maintain a directors’ and officers’ liability policy for such a purpose.

Amendment of Company Charter and Company Bye-laws

Bermuda law provides that the Company Charter may be amended by a resolution passed at a general meeting of shareholders. Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company’s issued share capital or any class of shares have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the Company Charter adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the Company Charter must be made within twenty-one days after the date on which the resolution altering the Company Charter is passed and may be made on behalf of persons entitled to make the application by one or more of them. No application may be made by shareholders who voted in favor of the amendment.

Amendments to the Company Bye-laws will require the approval of the Company Board and the affirmative vote of a majority of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time. In addition, the Company Bye-laws provide that at any time when our Principal Shareholders collectively beneficially own, in the aggregate, less than 30% of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, certain provisions in the Company Bye-laws, including the provisions providing for a classified board of directors (the election and term of our directors), may be amended, altered, repealed or rescinded only by the affirmative vote of at least 66 2/3% of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time. This provision makes it more difficult for any person to remove or amend any provisions in the Company Bye-laws that may have an anti-takeover effect.

Certain Corporate Anti-Takeover Provisions

Certain provisions in the Company Bye-laws may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the common shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board.

Common Shares

The authorized but unissued common shares will be available for future issuance by the Company Board on such terms as the Company Board may determine, subject to any resolutions of the shareholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued Company Common Shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger, amalgamation, scheme of arrangement or otherwise.

Preference Shares

We have authorized             of as yet undesignated shares in the Company, the rights and restrictions attaching to which are not defined by the Company Bye-laws. Pursuant to the Company Bye-laws, preference shares may be issued by the Company from time to time, and the Company Board is authorized (without any requirement for further shareholder action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attaching to those shares (and any further undesignated shares which may be authorized by our shareholders). See “—Preference Shares.”

Classified Board

The Company Bye-laws provide that, subject to the right of holders of any series of preference shares, the Company Board will be divided into three classes of directors, as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of shareholders. As a result, approximately one-third of the Company Board will be elected each year.

The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Company Board. The Company Bye-laws provide that, subject to any rights of holders of preference shares to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Company Board.

Removal of Directors

In accordance with the terms of the Company Bye-laws, our directors may be removed only by resolution, with or without cause, upon the affirmative vote of a majority of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time; provided, however, at any time when our Principal Shareholders beneficially own, collectively, less than 30% of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2/3% of the then issued and outstanding shares carrying the right to vote at general meetings at the relevant time.

Restriction on Shareholder Action by Written Consent

The Company Bye-laws provide that for so long as our Principal Shareholders beneficially own, collectively, at least 30% of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, anything (except the removal of a director or an auditor) which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the shareholders may, without a meeting, be done by resolution in writing signed by, or on behalf of, such number of shareholders who, at the date that the notice of resolution is given, represent not less than the minimum number of votes as would be required if the resolution was voted on at a meeting of shareholders. If our Principal Shareholders cease to beneficially own, collectively, at least 30% of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, all shareholder action may be taken only at an annual meeting or special general meeting of shareholders and may not be taken by written consent in lieu of a meeting. Failure to satisfy any of the requirements for a shareholder general meeting could delay, prevent or invalidate shareholder action.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

The Company Bye-laws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual general meeting of shareholders or special general meeting of shareholders must provide timely notice of their proposal. Generally, to be timely, a shareholder’s notice must be received with advance notice to the fullest extent permitted by law. The Company Bye-laws also specify requirements as to the form and content of a shareholder’s notice for shareholder proposals and nominations. These provisions may impede shareholders’ ability to bring matters before an annual or special general meeting of shareholders or make nominations for directors at a general meeting of shareholders.

Voting Requirements

Approval of certain significant corporate transactions, including amendments to the Company Bye-laws, will require the approval of the Company Board in addition to any other vote required by applicable law.

Amalgamations and Business Combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the Company Board and by our shareholders. The Company Bye-laws provide that a majority in number of the Company Board present at a meeting where a quorum is present is required to approve the amalgamation or merger agreement. Additionally, the Company Bye-laws provide that a resolution passed by holders of a majority of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time is required to approve the amalgamation or merger agreement. The Company Bye-laws provide that a merger or an amalgamation that is a business combination with an interested shareholder must be approved as described below.

The Company Bye-laws contain provisions regarding “business combinations” with “interested shareholders.” Pursuant to the Company Bye-laws, in addition to any other approval that may be required by applicable law, we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:

•	prior to such time, the Company Board approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued and outstanding voting shares at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by the Company Board and by the affirmative vote of holders of at least 66 2/3% of our issued and outstanding voting shares that are not owned by the interested shareholder.

Generally, a “business combination” includes a merger, amalgamation, asset or share sale, or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 10% or more of our issued and outstanding voting shares, but our Principal Shareholders and their affiliates and any of their respective direct or indirect transferees shall not constitute “interested shareholders” for purposes of this provision.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with the Company Board because the shareholder approval requirement would be avoided if the Company Board approves either the business combination or the transaction that results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in the Company Board and may make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one (1) month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda within one (1) month of the transaction to appraise the fair value of those shares.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the Company Charter or the Company Bye-laws. Furthermore, consideration would be given by a Bermuda court to allow a shareholder to commence such action where acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of

Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

The Company Bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Capitalization of Profits and Reserves

Pursuant to the Company Bye-laws, the Company Board may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Transfer Agent and Registrar

A register of holders of the common shares will be maintained by MQ Services Ltd. in Bermuda, and a branch register will be maintained in the United States by                                  , who will serve as branch registrar and transfer agent.

Listing

We intend to apply to have our Company Common Shares listed on the NYSE under the symbol “PSFE.”

Untraced Shareholders

The Company Bye-laws provide that the Company Board may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our Company Common Shares.

Under Bermuda law, “exempted” companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an “exempted” company, we generally may not, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in certain business transactions in Bermuda, including: (i) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years; or (ii) the carrying on of business with persons outside Bermuda.

The Bermuda Monetary Authority has, pursuant to its general permissions issued in its Notice to the Public of June 2015, given its consent for the issue and free transferability of all of our Company Common Shares to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed herein. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

The Bermuda Economic Substance Act 2018 and associated regulations (the “Economic Substance Act”) require Bermuda companies carrying on certain relevant activities to comply with obligations related to their economic substance in Bermuda, including being managed and directed from Bermuda and undertaking certain core income generating activities in Bermuda. For entities which are resident for tax purposes in certain jurisdictions outside Bermuda, only limited compliance and filing obligations are relevant.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.

Limitations on the Right to Own Securities

In addition to the limitations applicable to all businesses under applicable law, the right to own our securities is subject to limitations imposed due to the nature of the products and services that we offer, as summarized below. Any shareholder seeking to acquire 10% or more of our shares or the voting rights attached to our shares or acquiring the power to exercise, directly or indirectly, an equivalent degree of control in us should carefully consider the regulatory framework within which we operate and the formalities that must be complied with. See “Our Business—Information Related to Paysafe—Licensing and Regulation—Payments Regulation” and “Risk Factors—Risks Related to Paysafe—Regulatory, Legal and Tax Risks—Limitations imposed by the FCA and CBI on the right to own our securities may result in sanctions being imposed on our regulated subsidiaries and an acquirer of such securities in the event of noncompliance by such acquirer, and may reduce the value of our shares.”

Several of the Company’s indirect subsidiaries are subject to regulatory supervision, including the requirement to obtain prior consent from the relevant regulator when a person holds, acquires or increases a qualifying holding in those entities.

As such, each person who, alone or together with others, holds, acquires or increases a qualifying holding/control in any of these regulated subsidiaries, directly or indirectly (including by way of investment in Paysafe), as a result of which certain thresholds are reached or passed, will require prior approval or a declaration of no objection from the relevant regulator (the FCA in the UK and the CBI in Ireland) prior to obtaining such qualifying holding/control. This requirement to obtain prior approval or a declaration of no objection for qualifying holdings/changes in control in the regulated subsidiaries implements the requirements relating to qualifying holdings in payment services providers as set out in PSD2.

A “qualifying holding” or “an acquisition of control” in UK terms is a direct or indirect holding of 10% or more of the issued share capital of any of the regulated subsidiaries, the ability to exercise directly or indirectly 10% or more of the voting rights in such regulated subsidiary, or the power to exercise, directly or indirectly, an equivalent degree of control in such regulated subsidiary.

Holders of such qualifying holdings or “controllers” in UK terms, will also be subject to certain additional notification requirements where the size of such holdings increase beyond or fall below certain thresholds, as required by Article 6 of PSD2 (as implemented in the UK and Ireland).

Local laws, regulations and guidelines, including the EU Joint Guidelines on the prudential assessment of acquisitions and increases of qualifying holdings in the financial sector (JC/GL/2016/01), shall be taken into account in assessing a qualifying holding/control (e.g., the voting rights of any other shareholders with whom a person is acting in concert are also relevant in determining a person’s voting rights).

DESCRIPTION OF CERTAIN INDEBTEDNESS

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” “Paysafe” or the “Company” refer to the Accounting Predecessor and its subsidiaries prior to the consummation of the Business Combination.

The following section summarizes the terms of our material principal indebtedness.

Credit Facilities

On December 20, 2017, Paysafe Group Holdings II Limited (“Pi Holdco II”) and Paysafe Group Holdings III Limited entered into the Senior Facilities Agreement and the Second Lien Facility Agreement (collectively, the “Credit Agreements”). On May 30, 2018, Pi Holdco II and the applicable Borrowers (as defined below) entered into incremental facility increase notices in connection with borrowings of incremental term loans and an increase in the revolving commitments.

The Credit Agreements consist of the following:

•

$1,501.5 million first lien term loan facility (the “USD First Lien Term Loan”) and €1,043.7 million ($1,223.5 million equivalent as of September 30, 2020) first lien term loan facility (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loan”), the maturity date of which is January 3, 2025;

•

$250.0 million second lien term loan facility (the “USD Second Lien Term Loan”) and €212.5 million ($249.1 million equivalent as of September 30, 2020) second lien term loan facility (the “EUR Second Lien Term Loan” and, together with the USD Second Lien Term Loan, the “Second Lien Term Loan”), the maturity date of which is January 3, 2026; and

•

$225.0 million first lien revolving credit facility (the “First Lien Revolving Credit Facility” and, together with the First Lien Term Loan and the Second Lien Term Loan, the “Facilities”), the maturity date of which is January 3, 2024. The commitments under the First Lien Revolving Credit Facility may be utilized for the issuance of letters of credit and/or ancillary facilities.

In addition, the credit agreements provide that Pi Holdco II has the right at any time, subject to customary conditions, to request incremental term loans or incremental revolving credit commitments in an aggregate principal amount of up to (a) the greater of (1) $350.0 million and (2) an amount equal to 100% of Pi Holdco II’s trailing twelve-month consolidated EBITDA (as such term is defined in the credit agreement) at the time of determination plus (b) an amount equal to all voluntary prepayments, repurchases, redemptions and other retirements of the term loans under the credit agreements and certain other incremental equivalent debt and permanent revolving credit commitment reductions under the credit agreements, in each case prior to or simultaneous with the date of any such incurrence (to the extent not funded with the proceeds of long-term debt other than revolving loans) plus (c) an additional unlimited amount so long as Pi Holdco II (I) in the case of incremental indebtedness that is secured by the collateral under the credit agreements on a pari passu basis with the First Lien Term Loan, does not exceed a specified pro forma first lien net leverage ratio, (II) in the case of incremental indebtedness that is secured by the collateral under the credit agreements on a pari passu or junior basis with respect to the Second Lien Term Loan, does not exceed a specified pro forma total secured net leverage ratio and (III) in the case of unsecured incremental indebtedness (or indebtedness not secured by all or a portion of the collateral securing the Facilities), either does not exceed a specified total net leverage ratio or satisfies a specified fixed charge coverage ratio. The lenders under the Facilities are not under any obligation to provide any such incremental loans or commitments, and any such addition of or increase in loans will be subject to certain customary conditions precedent and other provisions.

Certain proceeds of the Facilities were used to finance the acquisition of Paysafe by the CVC Investors and Blackstone Investors, see Note 9, Debt, within the Paysafe Audited 2019 Consolidated Financial Statements

appearing elsewhere in this proxy statement/prospectus, and, in June 2018, the acquisition of iPayment Holdings Inc., including the repayment of the acquired debt of the relevant target group at their acquisition date and the payment of related fees and expenses and for other general corporate purposes. Pi Lux Finco S.a r.l. and Paysafe Holdings (US) Corp., collectively referred to in this section as the “First Lien Term Loan Borrowers,” are the borrowers under the First Lien Term Loan. PI UK Bidco Limited, Paysafe Holdings UK Limited, Paysafe Holdings (US) Corp., Paysafe Payment Processing Solutions LLC and Paysafe Group Limited (referred to in this section as the “Revolving Credit Borrowers”) are the borrowers under the First Lien Revolving Credit Facility. Pi Lux Finco S.a r.l. and Pi US Borrowerco, LLC, which are collectively referred to in this section as the “Second Lien Borrowers,” are the borrowers under the Second Lien Term Loan. The First Lien Term Loan Borrowers, the Revolving Credit Borrowers and the Second Lien Term Loan Borrowers are collectively referred to in this section as the “Borrowers.”

The Company intends to use a portion of the Closing Cash Consideration paid to PGHL to repay certain outstanding indebtedness under the Second Lien Term Loan and First Lien Term Loan.

Interest Rate and Fees

Borrowings under the USD First Lien Term Loan and the USD Second Lien Term Loan bear interest at a rate per annum equal to USD LIBOR, determined in accordance with the credit agreements (including a floor of 1.00% per annum), plus the applicable margin (which is currently 3.50% and 7.25%, respectively). Borrowings under the EUR First Lien Term Loan and the EUR Second Lien Term Loan bear interest at a rate per annum equal to EURIBOR, determined in accordance with the credit agreements (including a floor of 0.00% per annum), plus the applicable margin (which is currently 3.25% and 7.00%, respectively). Borrowings under the First Lien Revolving Credit Facility bear interest at a rate equal to LIBOR, EURIBOR or equivalent (as applicable), determined in accordance with the Senior Facilities Agreement (including a floor of 0.00% per annum), plus the applicable margin (which is currently 3.00%). The applicable margin for the Facilities (other than the Second Lien Term Loans) is subject to adjustment based on Pi Holdco II’s consolidated first lien net leverage ratio.

In addition to paying interest on outstanding principal under the Facilities, Pi Holdco II will continue to be required to pay a commitment fee to the lenders under the First Lien Revolving Credit Facility in an amount equal to 30% of the applicable margin in respect of the First Lien Revolving Credit Facility multiplied by the aggregate undrawn commitments under the First Lien Revolving Credit Facility, payable quarterly in arrears. Pi Holdco II will also continue to be required to pay customary letter of credit fees and annual agency fees to the agent and security agent.

Prepayments

The credit agreements require Pi Holdco II to prepay outstanding loans under the Facilities, subject to certain exceptions, with:

•

100% of the net cash proceeds of certain dispositions of property (which percentage may be reduced to 50% and 0% if Pi Holdco II achieves and maintains specified consolidated first lien net leverage ratios), subject to certain exceptions, and subject to Pi Holdco II’s right to reinvest the proceeds within a time period set forth in the credit agreements; and

•

50% of annual excess cash flow (determined in accordance with the credit agreements) commencing with the first full fiscal year completed after the closing of the Facilities (which percentage may be reduced to 25% and 0% if Pi Holdco II achieves and maintains (as of the end of the applicable fiscal year) specified consolidated first lien net leverage ratios), subject to certain credits and exceptions.

In addition, unless the lenders holding a majority of the outstanding loans and commitments under each credit agreement consent, each of the credit agreements provide that upon a change of control (determined in accordance with the credit agreements) or a sale of all or substantially all of the business and/or assets of the group the Facilities will be cancelled and all amounts thereunder will become immediately due and payable.

Pi Holdco II may elect to apply the foregoing mandatory prepayments (i) if the consolidated total net leverage ratio is less than or equal to 6.50:1.00, between the First Lien Term Loans, the Second Lien Term Loans and any other debt ranking pari passu with the Second Lien Term Loan on a pro rata basis and (ii) if the consolidated total net leverage ratio is less than or equal to 6.25:1.00, to the Second Lien Term Loans, other second lien refinancing debt and other debt in priority to the facilities under the Senior Facilities Agreement.

The Borrowers may voluntarily, in minimum amounts set forth in the credit agreements, repay outstanding loans or reduce outstanding commitments under the Facilities at any time without premium or penalty, subject to reimbursements of the lenders’ breakage costs actually incurred in the case of a prepayment of borrowings prior to the last day of the relevant interest period. Subject to the Intercreditor Agreement, the foregoing voluntary prepayments may be applied to any class of loans under the Facilities as Pi Holdco II or the Borrowers shall direct.

Amortization and Maturity

The USD First Lien Term Loan amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount of the USD First Lien Term Loan outstanding as of the date of the closing of the Facilities, with the balance being payable at maturity on January 3, 2025. Principal amounts outstanding under the EUR First Lien Term Loan are due and payable in full at maturity on January 3, 2025. Principal amounts outstanding under the Second Lien Term Loan are due and payable in full at maturity on January 3, 2026. Principal amounts outstanding under the First Lien Revolving Credit Facility are due and payable in full at final maturity on January 3, 2024.

Guarantees and Security

All obligations of the obligors under the credit agreements are unconditionally guaranteed by all guarantors under the credit agreements, such guarantors being material wholly owned direct and indirect restricted subsidiaries of Pi Holdco II that are organized in the UK, the United States, Luxembourg, the Isle of Man, Canada or the jurisdiction of incorporation of any Borrower and by Pi Holdco II, with customary exceptions and certain agreed security principles including, among other things, where providing such guarantees is not permitted by law, regulation or contract or would result in adverse tax consequences.

Subject to the Intercreditor Agreement, all obligations of the obligors under the credit agreements and the guarantees of such obligations, are secured, subject to permitted liens, certain agreed security principles and other exceptions, by: (i) a pledge of all of the shares issued by the Borrowers and each subsidiary guarantor (subject to certain exceptions), (ii) a security interest in all material intercompany loan receivables of the Borrowers and each guarantor and (iii) in the case of any obligor organized in the UK, security interests in substantially all tangible and intangible personal property (subject to certain exceptions and exclusions) and a floating charge over substantially all of the assets of the relevant obligor.

Subject to certain agreed security principles, the aggregate EBITDA (determined in accordance with the credit agreements) of all guarantors as of the end of each fiscal year must not represent less than 80% of the aggregate EBITDA of Pi Holdco II and its restricted subsidiaries as of the end of each fiscal year.

Certain Covenants and Events of Default

The credit agreements contain a number of negative covenants that, among other things, restrict, subject to certain exceptions, the ability of Pi Holdco II and its restricted subsidiaries to:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	engage in mergers or consolidations or make fundamental changes;

•	sell assets;

•	pay dividends and distributions or repurchase their share capital;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	enter into certain burdensome agreements;

•	make changes in the nature of their business; and

•	make prepayments of junior debt.

In addition, with respect to the First Lien Revolving Credit Facility, the Senior Facilities Agreement requires Pi Holdco II to maintain, as of the last day of each four fiscal quarter period, a maximum consolidated first lien net leverage ratio of 9.00 to 1.00 only if, as of the last day of any fiscal quarter, revolving loans under the First Lien Revolving Credit Facility are outstanding in an aggregate amount greater than 40% of the total commitments under the First Lien Revolving Credit Facility at such time. The financial maintenance covenant is subject to customary equity cure rights.

The credit agreements also contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the Facilities will be entitled to take various actions, including the acceleration of amounts due under the credit agreements and all actions permitted to be taken by a secured creditor.

Paysafe Payment Revolving Credit Facility

On June 18, 2019, Paysafe Payment Processing Solutions LLC (“Paysafe Payment”), entered into a credit agreement with Woodforest National Bank, as administrative agent (as amended and restated on January 21, 2020, the “Paysafe Payment Credit Agreement”). iPayment, Inc. (“iPayment”) is also a borrower under the Paysafe Payment Credit Agreement. The Paysafe Payment Credit Agreement provides for a $50 million revolving credit facility (the “Paysafe Revolving Credit Facility”), the maturity date of which is May 31, 2023.

In addition, the Paysafe Payment Credit Agreement provides that Paysafe Payment has the right at any time, subject to customary conditions, to request incremental revolving credit commitments in an aggregate principal amount of up to $20 million. The lenders under the Paysafe Revolving Credit Facility are not under any obligation to provide any such incremental commitments, and any such increase in commitments will be subject to certain customary conditions precedent and other provisions.

The proceeds of the Paysafe Revolving Credit Facility may be used for working capital and other general corporate purposes, other than for the repayment of debt or for personal, family, household or agricultural purposes.

Interest Rate and Fees

Borrowings under the Paysafe Revolving Credit Facility bear interest at a floating rate per annum which can be, at Paysafe Payment’s option, either (i) a LIBOR rate for a specified interest period plus 2.70% or (ii) an alternate base rate minus 0.25%. Paysafe Payment will also continue to be required to pay customary annual agency fees to the administrative agent.

Prepayments

The Paysafe Payment Credit Agreement requires Paysafe Payment to prepay outstanding loans under the Paysafe Revolving Credit Facility (i) immediately, if the principal amount of borrowings under the Paysafe Revolving Credit Facility exceeds the aggregate commitments thereunder or (ii) within 30 days, if the proceeds of borrowings under the Paysafe Revolving Credit Facility are used to fund certain permitted acquisitions. Paysafe Payment may voluntarily, in minimum amounts set forth in the Paysafe Payment Credit Agreement, repay outstanding loans or reduce outstanding commitments under the Paysafe Revolving Credit Facility at any time without premium or penalty.

Maturity

Principal amounts outstanding under the Paysafe Revolving Credit Facility are due and payable in full at maturity on May 31, 2023.

Guarantees and Security

All obligations of Paysafe Payment and iPayment under the Paysafe Payment Credit Agreement are unconditionally guaranteed by Pi Holdco II and each of iPayment’s subsidiaries.

All obligations of Paysafe Payment and iPayment under the Paysafe Payment Credit Agreement and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by perfected security interests in the accounts, collateral accounts and liquid assets of Paysafe Payment, iPayment and its subsidiaries, and certain contracts, documents, general intangibles, letter-of-credit rights, proceeds and records relating thereto (subject to certain exceptions and exclusions).

Certain Covenants and Events of Default

The Paysafe Payment Credit Agreement contains a number of negative covenants that, among other things, restrict, subject to certain exceptions, the ability of Paysafe Payment to:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	engage in mergers or consolidations or make fundamental changes;

•	sell assets;

•	pay dividends and distributions or repurchase its share capital;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	enter into certain burdensome agreements;

•	make changes in the nature of its business;

•	enter into certain hedge agreements;

•	amend its organizational documents; and

•	change its accounting treatment or practices.

In addition, the Paysafe Payment Credit Agreement requires Paysafe Payment to maintain, as of the last day of each March, June, September and December, (i) a minimum fixed charge coverage ratio, (ii) a maximum leverage ratio and (iii) a minimum liquidity amount, in each case determined in accordance with the Paysafe Payment Credit Agreement.

The Paysafe Payment Credit Agreement also contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the Paysafe Revolving Credit Facility will be entitled to take various actions, including the acceleration of amounts due under the Paysafe Payment Credit Agreement and all actions permitted to be taken by a secured creditor.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

This section of the proxy statement/prospectus describes the material differences between the rights of FTAC Stockholders and Company shareholders upon completion of the Business Combination.

The rights of FTAC Stockholders are currently governed by the DGCL, and the FTAC Charter, and the amended and restated bylaws of FTAC, which we refer to in this proxy statement/prospectus as the certificate of incorporation and bylaws of FTAC. Upon completion of the Business Combination, the rights of FTAC Stockholders who become shareholders of Company will be governed by the Bermuda Companies Act and the Company Charter and the Company Bye-laws, as they will be in effect as of the Closing.

This section does not include a complete description of all differences among the rights of FTAC Stockholders and shareholders of the Company following completion of the Business Combination, nor does it include a complete description of the specific rights of these shareholders. Furthermore, the identification of some of the differences in the rights of these shareholders as material is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the Bermuda Companies Act, the DGCL, as well as the certificate of incorporation, the Company Charter, post-closing bye-laws and the Company Bye-laws and FTAC, as applicable. Copies of the certificates of incorporation and bylaws of FTAC are filed as exhibits to the reports of FTAC incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” for additional information. The form of the Company Charter and form of the Company Bye-laws that will be in effect as of the closing are included as Exhibit 3.1 and Exhibit 3.2, respectively, to the registration statement of which this proxy statement/prospectus forms a part.

Provision	FTAC (A Delaware Corporation)	The Company (A Bermuda exempted limited company)

Applicable corporate law legislation	DGCL	Companies Act 1980, as amended (the “Companies Act”)

Authorized Capital

The aggregate number of shares which FTAC has the authority to issue is (i) 881,000,000 shares of FTAC common stock, par value $0.0001 per share and (ii) 1,000,000 shares of preferred stock, par value $0.0001. As of the date of this proxy statement/prospectus, no shares of preferred stock are outstanding.

The FTAC Board is authorized to issue the preferred stock in one or more series, to fix the number of shares of any such series, and to fix the designation of any such series as well as the powers, preferences, and rights and the qualifications, limitations, or restrictions of the preferred stock

The authorized share capital of the Company as of the effective time of the Business Combination will be             shares divided into             common shares (“Common Shares”) of par value $0.001 each and             preference shares of par value $0.001 each.

The Company Board is authorized to issue preference shares in one or more series without shareholder approval. The Company Board has the discretion under the Company Bye-laws to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of our authorized but unissued

Provision	FTAC (A Delaware Corporation)	The Company (A Bermuda exempted limited company)
undesignated shares, and the Company Board may issue those shares in series of preference shares, without any further shareholder approval.

Voting Rights

Except as otherwise provided by applicable law or in the certificate of incorporation or bylaws, the holders of FTAC common stock have the right to vote for the election of director and all other purposes.

Unless otherwise required by the DGCL, the certificate of incorporation of FTAC or the bylaws of FTAC, any question brought before any meeting of stockholders is decided by a majority of votes cast by holders of the stock represented and entitled to vote thereon.

Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different vote is required by Bermuda law or by the Company Bye-laws, resolutions to be approved by holders of voting shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. Holders of common shares will vote together as a single class on all matters presented to the shareholders for their vote or approval, including the election of directors. The Company Charter and the Company Bye-laws do not authorize cumulative voting and directors are elected by plurality of votes.

Appraisal Rights	Under the DGCL, in certain situations, appraisal rights may be available in connection with a merger or a consolidation. Appraisal rights are not available to PGHL stockholders in connection with the Merger or any of the other transactions described in this proxy statement/prospectus.	Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Stockholder Meeting Quorum	Quorum shall be present at a meeting of stockholders if the holder or holders of a majority of the shares entitled to vote are present in person, represented by duly authorized representative in	For a general meeting convened by the Company Board, the quorum required for such meeting is at least two shareholders present in person or by proxy and entitled to vote representing the holders of

Provision	FTAC (A Delaware Corporation)	The Company (A Bermuda exempted limited company)
	the case of a corporation or other legal entity or represented by proxy.	a majority of the issued shares entitled to vote. At a general meeting convened other than by the Company Board, the quorum required for such meeting is two or more shareholders present in person or by proxy and entitled to vote representing the holders of at least 75% of the issued shares entitled to vote at such meeting.

Stockholder/Shareholder Consent to Action Without Meeting	The FTAC Charter provides that its stockholders may not act by written consent.	Shareholders may act by written consent for so long as the Principal Shareholders beneficially own, collectively, at least 30% of the Company’s voting power, then action may be taken by a majority of votes that would be required to pass the resolution as if it had been voted on at a meeting of shareholders.

Inspection of Books and Records; Information Requests	All stockholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a stockholder.

Members of the general public have the right to inspect the Company’s public documents available at the office of the Registrar of Companies in Bermuda and the Company’s registered office in Bermuda, which will include the Company Charter (including its objects and powers) and certain alterations to the Company Charter and a list of the directors of the Company. The shareholders have the additional right to inspect the Company Bye-laws, minutes of general meetings and audited financial statements, which must be presented to the annual general meeting of shareholders.

The register of shareholders of a company is also open to inspection by shareholders and members of the general public without charge. The register of shareholders is required to be open for inspection for not less than two (2) hours in any business day

Provision	FTAC (A Delaware Corporation)	The Company (A Bermuda exempted limited company)

(subject to the ability of a company to close the register of shareholders for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Certain Bermuda companies are required to maintain a register of their beneficial owners holding more than 25% of their shares, which is not open for inspection by the public. the Company will be exempted from this requirement for so long as its shares are listed on an appointed stock exchange, which includes the NYSE.

Stockholder/Shareholder Lawsuits for violation of directors’ duties	A stockholder may bring a derivative suit for alleged violation of directors’ duties, subject to procedural requirements.	The Company Bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. As such, shareholders may not have a direct cause of action against the directors.

Stockholders’/Shareholders’ Suits in General	Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in	Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder

Provision	FTAC (A Delaware Corporation)	The Company (A Bermuda exempted limited company)
accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

to commence an action on behalf of a company to remedy a wrong to the Company where the act complained of is alleged to be beyond the corporate power of the Company or illegal, or would result in the violation of the Company Charter or the Company Bye-laws.

Furthermore, consideration would be given by a Bermuda court to allow derivative action rights in relation to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the Company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the Company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the Company.

Election and Removal of Directors; Vacancies	At any annual or special meeting of the stockholders at which a quorum is present, holders of FTAC Class A Common Stock and FTAC Class B Common Stock, voting together as a single class, have the exclusive right to vote for the election of directors by a plurality of the votes cast by the stockholders present in person (or remote means of communication, if applicable) or represented by proxy at the meeting and entitled to vote. The	The board shall consist of eleven (11) directors or such other number as determined by the Board, but no fewer than three (3) Directors. The appointment of Directors at a general meeting would be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Provision	FTAC (A Delaware Corporation)	The Company (A Bermuda exempted limited company)

election need not be written by ballot.

Any director or the entire board may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Prior to the closing of the initial business combination, the holders of Class B Common Stock shall have the exclusive right to elect and remove any director, and the holders of Class A Common Stock shall have no right to vote on the election or removal of any director.

The board may increase the size of the board and fill any vacancies.

For so long as the Principal Shareholders1 beneficially own at least 30% of the Company’s voting securities, directors may be removed by a majority vote of shareholders present in person or by proxy, provided that certain procedures described in the Company Bye-laws are followed.

When the Principal Shareholders beneficially own less than 30% of the Company’s voting securities, Directors may only be removed for “cause” (as determined by the Board, in their sole discretion from time to time) and only upon the affirmative vote of at least 66 2/3 of the Company’s voting securities.

When the Principal Shareholders beneficially own, collectively, less than 30% of the Company’s voting securities, any newly-created directorships on the Board that results from an increase in the number of Directors and/or any vacancy occurring in the Board, may only be filled by resolution of the Board, or by the sole remaining Director (and not by the Shareholders in general meeting).

Classified or Staggered Boards	Classified board with staggered elections; three (3) classes of directors each elected for a term of three (3) years.	Classified board with staggered elections; three (3) classes of directors each elected for a term of three (3) years.

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, except that in any action brought by or in the right of the corporation, such	The directors and officers are indemnified out of the funds of the Company against all liabilities, losses, damages or expenses (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all legal and other costs and expenses properly payable) arising out of the actual or purported execution or discharge of his duties or the

Provision	FTAC (A Delaware Corporation)	The Company (A Bermuda exempted limited company)
	indemnification may be made only for expenses (not judgments or amounts paid in settlement) and may not be made even for expenses if the officer, director or other person is adjudged liable to the corporation (unless otherwise determined by the court).	exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office (including but not limited to liabilities attaching to him and losses arising by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company or any subsidiary of the Company).

Limited Liability of Directors	The DGCL law permits the limiting or eliminating of the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.	Directors are liable to the Company in respect of any negligence, default or breach of duty on his own part in relation to the Company or any subsidiary of the Company, or for any loss or damage which may happen, in or arising out of the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office.

Special Vote Required for Combinations with Interested Stockholders/Shareholders	The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned more than 15% of the target’s outstanding voting stock within the past three years.	A transaction entered into by the Company in which a director has an interest will not be voidable by the Company and such director will not be liable to the Company for any profit realized pursuant to such transaction as a result of such interest, provided the nature of the interest is disclosed at the first opportunity either at a meeting of directors or in writing to the directors. The Company Bye-laws provide that a majority in number of the Company Board present at a meeting where a quorum is present is required to approve the amalgamation or merger agreement and require directors to recuse themselves from any discussion or decision at a meeting involving another firm or company with which the director

Provision	FTAC (A Delaware Corporation)	The Company (A Bermuda exempted limited company)

This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors is affiliated or other matters with respect to which the director has a personal conflict.

Approval of Certain Transactions	Under the DGCL, the consummation of a merger or consolidation requires the approval of the board of directors of the corporation which desires to merge or consolidate and requires that the agreement and plan of merger be adopted by the affirmative vote of a majority of the stock of the corporation entitled to vote thereon at an annual or special meeting for the purpose of acting on the agreement. However, no such approval and vote are required if such corporation is the surviving corporation and such corporation’s certificate of incorporation is not amended, the stockholders of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after the effective date of the merger; and either no shares of common stock of the surviving corporation and no shares, securities or obligations

Amalgamations and Mergers:

Any merger or amalgamation of the Company with another company shall require the approval of (i) the Board by a resolution passed with the approval of a majority of those Directors then in office and eligible to vote on that resolution and (ii) a Resolution passed by a majority of votes cast, in addition to any other sanction required by the Companies Acts in respect of any variation of the rights of any class of Shareholders.

If the Company has more than one class of shares at that time, the Companies Act provides that all of the Company shares carry the right to vote on the merger or amalgamation, whether or not they otherwise carry the right to vote, and that the holders of a class of shares have the right to vote separately as a class if the merger or amalgamation terms would result in a variation of their share class rights.

Provision	FTAC (A Delaware Corporation)	The Company (A Bermuda exempted limited company)
convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger. Under the DGCL, a sale or all or substantially all of a corporation’s assets requires the approval of such corporation’s board of directors and the affirmative vote of a majority of the outstanding stock of the corporation entitled to vote thereon.

Takeovers:

An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company: (a) by a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the Company and its shareholders. The scheme must be approved by a majority in number of shareholders present and voting, at a court ordered meeting held to consider the scheme of arrangement, and representing 75% in value of the issued and outstanding shares. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement; (b) by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of

Provision	FTAC (A Delaware Corporation)	The Company (A Bermuda exempted limited company)
any non-tendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise; (c) Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the Company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares (in which case the appraised value is payable or the acquiring party may withdraw its notice to acquire the shares). This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired; or (d) by a merger or amalgamation transaction.

Stockholders’ ability to call a Special Meeting	A special meeting of stockholders may be called only by the chairman of the FTAC Board, Chief Executive Officer of FTAC, or the FTAC Board pursuant to a resolution adopted by a majority of the FTAC Board, and the ability of the stockholders to call a special meeting is specifically denied.	A special general meeting may be called by the Company Board, the president or the chairman of the Company Board; provided, however, that for so long as its Principal Shareholders beneficially own, collectively, at least 30% of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, special meetings of its shareholders shall also be called by the Company Board or

Provision	FTAC (A Delaware Corporation)	The Company (A Bermuda exempted limited company)
the chairman of the Company Board at the request of a Principal Shareholder. Bermuda law also provides that a special general meeting must be called upon the request of shareholders holding not less than 10% of the paid-up shares of the Company carrying the right to vote at general meetings; however, the required quorum of such meetings is two or more persons present representing at least 75% of the Company’s voting securities.

Dividends and Other Distributions	Under Delaware law and the FTAC Charter, the FTAC Board may declare dividends and shall share equally on a per share basis.	Pursuant to Bermuda law, no dividends may be declared or paid if there are reasonable grounds for believing that: (i) the Company is, or would after the payment be, unable to pay its liabilities as they become due or (ii) that the realizable value of the Company’s assets would as a result of the dividend be less than its liabilities.

Stockholder/Shareholder Proposals	Neither the DGCL nor the FTAC Charter includes a provision restricting the manner in which nominations for directors may be made by stockholders or the manner in which business may be brought before a meeting.	Eligible shareholder(s) may, as set forth below and at their own expense (unless the Company otherwise resolves), require the Company to: (a) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholder(s) may properly move at the next annual general meeting; and/or (b) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in any proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the

Provision	FTAC (A Delaware Corporation)	The Company (A Bermuda exempted limited company)
meeting to which the requisition relates; or (ii) not less than 100 shareholders.

Amendment of Company Charter/Certificate of Incorporation	Delaware law requires that, unless a greater percentage is provided for in the certificate of incorporation, a majority of the outstanding stock entitled to vote is required to approve the amendment of the certificate of incorporation at the stockholders’ meeting. The FTAC Charter also provides that holders of a majority of the shares of Class B Common Stock then outstanding, voting separately as a single class is required for an amendment of the certificate of incorporation.

Bermuda law provides that the Company Charter may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued and outstanding share capital or any class of shares have the right to apply to the Bermuda courts for an annulment of any amendment of the Company Charter adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the Company Charter must be made within 21 days after the date on which the resolution altering the Company Charter is passed and may be made on behalf of persons entitled to make the application by one or more of them. No application may be made by the shareholders voting in favor of the amendment.

Amendment of Bye-laws	The FTAC Board is expressly authorized to make, alter and repeal the FTAC amended and restated bylaws, but any bylaws adopted by the FTAC may be adopted, amended, altered or repealed by the stockholders entitled to vote thereon; provided, however, the affirmative vote of the holders of at least a majority

The Company Bye-laws may be amended, altered, repealed or rescinded by a resolution of the Board passed by a majority of the Directors then in office and eligible to vote on that resolution.

For so long as the Principal Shareholders beneficially own, collectively, at least 30% of the

Provision	FTAC (A Delaware Corporation)	The Company (A Bermuda exempted limited company)
of the voting power of all then outstanding FTAC Common Stock, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the FTAC amended and restated bylaws.

Company’s voting securities, a majority of shareholders can approve the amendment, alteration, repeal, rescission, revocation or amendment of the Company Bye-laws.

For such time that the Principal Shareholders own less than 30%, (A) a vote of 66 2/3% of shareholders is required to amend provisions relating to (i) the appointment of removal of Directors, (ii) indemnification of officers or (iii) business combinations and (B) a majority of shareholders is required to amend provisions related to all other matters.

Dissolution	Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with a dissolution initiated by the board of directors.	Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the Company entering liquidation, a majority of the directors shall each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the Company and have formed the opinion that the Company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Bermuda Registrar of Companies. A general meeting will be convened primarily for the purposes of passing a resolution that the Company be wound up voluntarily and appointing a liquidator. The winding up of the Company is deemed to commence at the time of the passing of the resolution. Companies may also be wound up by the Bermuda court in certain circumstances.

STOCK MARKET AND DIVIDEND INFORMATION

FTAC’s Units, Class A Common Stock and Warrants are each traded on the NYSE under the symbols “BFT.U,” “BFT” and “BFT.WS,” respectively.

The closing price of the FTAC Units, FTAC Class A Common Stock and Public Warrants on December 5, 2020, the last trading day before announcement of the execution of the Merger Agreement, was $11.27, $10.62, and $2.00, respectively. As of                     , 2021, the record date for the Special Meeting, the most recent closing price for each FTAC Unit, FTAC Class A Common Stock and Public Warrant was $                , $                , and $                , respectively.

Holders of the Units, Public Shares and Public Warrants should obtain current market quotations for their securities. The market price of FTAC’s securities could vary at any time before the Business Combination.

The Company intends to apply to list the Company Common Shares and the Company Warrants on the NYSE under the symbols “PSFE” and “PSFE.WS” respectively. It is a condition to consummation of the Business Combination in the Merger Agreement that the Company Common Shares to be issued in connection with the Business Combination will have been approved for listing on the NYSE, subject only to official notice of issuance thereof. PGHL and FTAC have certain obligations in the Merger Agreement to use reasonable best efforts in connection with the Business Combination, including with respect to satisfying the NYSE listing condition. The NYSE listing condition in the Merger Agreement may be waived by the parties to the Merger Agreement.

Holders

As of                     , 2021, there were                  holders of record of FTAC Class A Common Stock and                  holders of record of FTAC Class B Common Stock,                  holders of record of FTAC Units and                  holders of record of FTAC Warrants. See “Beneficial Ownership of Securities.”

Dividend Policy

FTAC has not paid any cash dividends on the FTAC Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of any cash dividends after consummation of the Business Combination will be dependent upon the revenue, earnings and financial condition of the Company from time to time. The payment of any dividends subsequent to the Business Combination will be within the discretion of the Company Board.

APPRAISAL RIGHTS

Neither FTAC Stockholders nor FTAC warrant holders have appraisal rights under the DGCL in connection with the Business Combination.

FTAC SPECIAL STOCKHOLDER MEETING PROPOSALS

FTAC’s Board is aware of no other matter that may be brought before the Special Meeting. Under the DGCL, only business that is specified in the notice of Special Meeting to stockholders may be transacted at the Special Meeting.

FUTURE STOCKHOLDER PROPOSALS

If the Business Combination is consummated, you will be entitled to attend and participate in the Company’s annual meetings of shareholders. If the Company holds a 2021 annual meeting of shareholders, it will provide notice of or otherwise publicly disclose the date on which the 2021 annual meeting will be held. As a foreign private issuer, the Company will not be subject to the SEC’s proxy rules.

OTHER STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with FTAC’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of FTAC, c/o Foley Trasimene Acquisition Corp, II, 1701 Village Center Circle, Attn: Corporate Secretary, Las Vegas, NV 89134. Following the Business Combination, such communications should be sent in care of the Company, Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

The validity of the Company Common Shares and certain matters related to the assumption of the Company Warrants by the Company has been passed on by Wakefield Quin Limited, Bermuda counsel to the Company. The validity of the Company Warrants under New York law will be passed on by Simpson Thacher & Bartlett LLP, New York counsel to the Company.

Simpson Thacher & Bartlett LLP has opined upon certain U.S. federal income tax consequences of the Merger. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds advised by affiliates of CVC and The Blackstone Group Inc.

EXPERTS

The financial statements of Pi Jersey Holdco 1.5 Limited as of December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019, included in this Proxy Statement/Prospectus of Paysafe Limited have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Foley Trasimene Acquisition Corp. II as of July 17, 2020, and for the period from July 15, 2020 (inception) through July 17, 2020, and the balance sheet as of August 21, 2020, included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their reports thereon, appearing herein, and are included in reliance on such report given on the authority of such firm as an experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, FTAC and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of FTAC’s annual report to stockholders and FTAC’s proxy statement. Upon written or oral request, FTAC will deliver a separate copy of the annual report to stockholder and/or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that FTAC deliver single copies of such documents in the future. Stockholders may notify FTAC of their requests by calling or writing FTAC at its principal executive offices at Foley Trasimene Acquisition Corp, II, 1701 Village Center Circle, Attn: Corporate Secretary, Las Vegas, NV 89134. Following the Business Combination, such requests should be made by calling +1 441 494 4073 or writing to the Company at Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda, Attn: Paysafe (MQS).

TRANSFER AGENT AND REGISTRAR

The Transfer Agent for FTAC’s securities is Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

FTAC files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on FTAC at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to FTAC has been supplied by FTAC, and all such information relating to PGHL, the Company, the Accounting Predecessor, Merger Sub, or the LLC has been supplied by PGHL. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

FTAC:

1701 Village Center Circle

Attn: Corporate Secretary

Las Vegas, NV 89134

(702) 323-7330

Proxy Solicitor:

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and Brokers call (203) 658-9400

BFT.info@investor.morrowsodali.com

INDEX TO FINANCIAL STATEMENTS

Pi Jersey Holdco 1.5 Limited

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Pi Jersey Holdco 1.5 Limited and subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Pi Jersey Holdco 1.5 Limited and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, shareholder’s equity, and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

London, United Kingdom

December 21, 2020

We have served as the Company’s auditor since 2017.

Pi Jersey Holdco 1.5 Limited

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	For the year ended December 31,
	2019	2018
Revenue	$1,418,140	$1,140,662
Cost of services (excluding depreciation and amortization)	508,735	390,715
Selling, general and administrative	443,064	341,960
Depreciation and amortization	279,831	234,256
Impairment expense on intangible assets	88,792	—
Restructuring and other costs	50,683	57,789
Gain on disposal of a subsidiary and other assets, net	(4,777)	—

Operating income	51,812	115,942
Other (expense)/income, net	(13,914)	5,995
Interest expense, net	(164,559)	(156,027)

Loss before taxes	(126,661)	(34,090)
Income tax (benefit)/expense	(16,524)	5,621

Net loss	$(110,137)	$(39,711)
Less: net income attributable to non-controlling interest	61	—

Net loss attributable to the Company	$(110,198)	$(39,711)

Net loss per ordinary share attributable to the Company—basic and diluted	$(0.88)	$(0.54)
Net loss	$(110,137)	$(39,711)
Other comprehensive loss, net of tax:
Gain/(loss) on foreign currency translation	3,863	(6,504)

Total comprehensive loss	$(106,274)	$(46,215)
Less: comprehensive income attributable to non-controlling interest	61	—

Total comprehensive loss attributable to the Company	$(106,335)	$(46,215)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Pi Jersey Holdco 1.5 Limited

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(U.S. dollars in thousands, except share data)

	2019	2018
Assets
Current assets
Cash and cash equivalents	$234,617	$122,969
Customer accounts and other restricted cash	1,150,532	1,076,769
Accounts receivable, net of allowances for doubtful accounts of $37,444 and $25,615, respectively	120,384	138,176
Settlement receivables, net of allowances for doubtful accounts of $4,498 and $2,916, respectively	250,453	213,020
Prepaid expenses and other current assets	62,774	67,626
Related party receivables—current	21,700	42,775
Contingent consideration receivable—current	50,170	42,696

Total current assets	1,890,630	1,704,031
Deferred tax assets	1,355	492
Property, plant and equipment, net	28,149	34,286
Operating lease right-of-use assets	35,408	30,157
Intangible assets, net	1,801,172	2,013,707
Goodwill	3,437,354	3,451,685
Related party receivables—non-current	17,686	13,371
Contingent consideration receivable—non-current	113,859	135,265
Other assets—non-current	882	—

Total assets	$7,326,495	$7,382,994

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$237,669	$214,127
Short-term debt	15,712	15,403
Funds payable and amounts due to customers	1,328,792	1,274,455
Operating lease liabilities—current	9,003	10,185
Income taxes payable	1,036	13,285
Related party payables—current	9,076	8,207
Contingent consideration payable—current	6,651	7,125

Total current liabilities	1,607,939	1,542,787
Non-current debt	3,178,419	3,125,692
Related party payables-non-current	248,922	317,760
Operating lease liabilities—non-current	29,638	20,982
Deferred tax liabilities	165,605	194,474
Derivative financial liabilities	27,467	10,286
Contingent consideration payable—non-current	4,798	1,032

Total liabilities	5,262,788	5,213,013

Commitments and contingent liabilities
Shareholder’s equity
Share capital
$0.01 par value; authorized, issued and outstanding—125,157,540 shares	1,252	1,252
Share Premium	2,188,706	2,188,706
Accumulated deficit	(131,610)	(21,412)
Accumulated other comprehensive loss	(602)	(4,465)

Shareholder’s equity in the Company	2,057,746	2,164,081
Non-controlling interest	5,961	5,900

Total shareholder’s equity	2,063,707	2,169,981

Total liabilities and shareholder’s equity	$7,326,495	$7,382,994

The accompanying notes are an integral part of these Consolidated Financial Statements.

Pi Jersey Holdco 1.5 Limited

CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY

(U.S. dollars in thousands)

	Share capital	Share premium	Retained earnings/ (accumulated deficit)	Accumulated other comprehensive income/(loss)	Shareholders’ equity in the Company	Non- controlling interest	Total Shareholder’s equity
January 1, 2018	$—	$—	$18,299	$2,039	$20,338	$5,900	$26,328
Net loss	—	—	(39,711)	—	(39,711)	—	(39,711)
Loss on foreign currency translation	—	—	—	(6,504)	(6,504)	—	(6,504)
Issuance of ordinary shares	1,252	2,188,706	—	—	2,189,958	—	2,189,958

December 31, 2018	$1,252	$2,188,706	$(21,412)	$(4,465)	$2,164,081	5,900	2,169,981

Net Income/ (loss)	—	—	(110,198)	—	(110,198)	61	(110,137)
Gain on foreign currency translation	—	—	—	3,863	3,863	—	3,863

December 31, 2019	$1,252	$2,188,706	$(131,610)	$(602)	$2,057,746	$5,961	$2,063,707

The accompanying notes are an integral part of these Consolidated Financial Statements.

Pi Jersey Holdco 1.5 Limited

CONSOLIDATED STATEMENT OF CASH FLOWS

(U.S. dollars in thousands)

	For the year ended December 31,
	2019	2018
Cash flows from operating activities
Net loss	$(110,137)	$(39,711)
Adjustments for non-cash items:
Depreciation and amortization	279,831	234,256
Unrealized foreign exchange loss/(gain)	197	(63,226)
Deferred tax benefit	(27,417)	(27,332)
Interest expense/(income), net	(2,899)	2,759
Other expense, net	7,904	35,554
Impairment expense on intangible assets	88,792	—
Provision for doubtful accounts and other	52,044	25,517
Net gain on settlement of deferred and contingent consideration	—	(2,192)
Gain on disposal of a subsidiary and other assets, net	(4,777)	—
Non-cash lease expense	11,518	11,646
Movements in working capital:
Accounts receivable, net	(30,955)	(47,722)
Prepaid expenses, other current assets, and related party receivables	(2,186)	1,448
Settlement receivables, net	(44,081)	(152,110)
Accounts payable, other liabilities, and related party payables	(250)	(43,442)
Funds payable and amounts due to customers	85,067	21,403
Income Tax Payable	(13,604)	15,862

Net cash flows provided by (used in) operating activities	289,047	(27,290)

Cash flows from investing activities
Purchase of property, plant & equipment	(9,657)	(13,434)
Purchase of merchant portfolios	(89,441)	(15,741)
Purchase of other intangible assets	(61,005)	(63,724)
Amounts loaned to related parties	—	(7,471)
Repayment of debt extinguished in business combinations	—	(726,132)
Net cash outflow on acquisition of subsidiaries	—	(4,224,912)
Net cash outflow on disposal of subsidiaries	(454)	—

Net cash flows used in investing activities	(160,557)	(5,051,414)

Cash flows from financing activities
Proceeds from loans received from related parties	—	318,225
Proceeds from issuance of ordinary shares	—	2,189,958
Proceeds from loans and borrowings	189,802	908,704
Repayment of loans and borrowings	(128,789)	(109,167)
Proceeds under line of credit	74,363	—
Repayments under line of credit	(50,000)	—
Payments under derivative financial instruments	(6,662)	(5,491)
Settlement of deferred consideration	—	(27,190)
Contingent consideration paid	(6,037)	(7,756)

Net cash flows from financing activities	72,677	3,267,283
Effect of foreign exchange rate changes	(15,756)	(13,859)

Increase in cash and cash equivalents, including customer accounts and other restricted cash during the year	185,411	(1,825,280)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the year	1,199,738	3,025,018
Cash and cash equivalents, including customer accounts and other restricted cash at end of the year	$1,385,149	$1,199,738

	For the year ended December 31,
	2019	2018
Supplemental cash flow disclosures:
Cash paid for interest	$167,458	$153,268
Cash paid for Income taxes	$24,497	$17,090

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the Consolidated Statement of Financial Position to the total of the same amounts shown in the Consolidated Statement of Cash Flows:

	For the year ended December 31,
	2019	2018
Cash and cash equivalents	$234,617	$122,969
Customer accounts and other restricted cash	1,150,532	1,076,769

Total cash and cash equivalents, including customer accounts and other restricted cash	$1,385,149	$1,199,738

The accompanying notes are an integral part of these Consolidated Financial Statements.

Pi Jersey Holdco 1.5 Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

1. Basis of presentation and summary of significant accounting policies

Description of the Business and Basis of Presentation

In these Consolidated Financial Statements and related notes, Pi Jersey Holdco 1.5 Limited and its consolidated subsidiaries are referred to collectively as “Paysafe,” “‘we,” “us,” and “the Company” unless the context requires otherwise. Paysafe is a leading global provider of end-to-end payment solutions. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through our payment platforms.

The Company provides payment solutions through three primary lines of business, that represent our reporting segments; Integrated Processing, Digital Wallet and eCash Solutions. Our Integrated Processing business is focused on card not present and card present solutions for small to medium size business merchants. The Digital Wallet business provides wallet based online payment solutions through our Skrill and NETELLER brands; and our eCash Solutions business enables consumers to use cash to facilitate online purchases through our paysafecard prepaid vouchers. With over 20 years of online payment experience, the Company connects businesses and consumers across 200 payment types in over 40 currencies around the world. The Company provides these payment solutions in the following principal verticals; e-commerce, on-line gambling and on-line gaming; the principal markets being in North America and Europe.

The Company is a wholly owned subsidiary of Paysafe Group Holdings Limited (“PGHL” or the “Immediate Parent”) and was incorporated in Jersey, Channel Islands, on November 17, 2017. The Company is primarily owned by funds of CVC Capital Partners (“CVC”) and The Blackstone Group Inc. (“Blackstone”). This ownership is through the ultimate parent entity, Pi Jersey Topco Limited (“Topco” or the “Ultimate Parent”), who directly wholly owns PGHL.

On December 20, 2017, the Company acquired, through an indirect, wholly-owned subsidiary, Pi UK Bidco Limited, the entire equity interest in Paysafe Group Limited in exchange for cash consideration of GBP 2,943,881 ($3,936,940 based on the foreign exchange rate on December 20, 2017). The cash consideration for the acquisition was paid on January 2, 2018. The acquisition was financed via bank credit facilities and the issuance of preferred equity certificates by PGHL, the proceeds of which PGHL contributed into the Company in the form of a shareholder term loan of $317,760 and a capital contribution of $2,064,801. The acquisition was accounted for as a business combination, which resulted in the recognition of goodwill of $2,918,524 and net assets of $1,018,416.

We completed the acquisition of iPayment Holdings, Inc. on June 1, 2018. This transaction was also financed via bank credit facilities and a new issuance of preferred equity certificates by PGHL, the proceeds of which PGHL used to make a new capital contribution into the Company amounting to $125,157. The results of operations from this acquired business have been included in our Consolidated Financial Statements from the acquisition date.

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of consolidation

The accompanying Consolidated Financial Statements include those of Pi Jersey Holdco 1.5 Limited, subsidiaries thereof, all of which are wholly owned, and a variable interest entity in which the Company has a controlling financial interest. All intercompany balances and transactions have been eliminated. The Company’s and its consolidated subsidiaries’ fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ materially from those estimates. The Company’s significant estimates relate to income taxes, allocation of the purchase price paid for acquired businesses, impairment testing of Goodwill and Intangible Assets, and revision of the useful lives of Intangible Assets.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Variable Interest Entities

A variable interest entity (“VIE”) is an entity in which the equity investors as a group lack the power through voting or similar rights to direct the activities of such entity that most significantly impact such entity’s economic performance or the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support.

The Company will be considered to have a controlling financial interest and will consolidate a VIE if it has both (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company has a variable interest in Skrill USA, a company that provides digital wallet services to U.S. customers. Under the terms of a 2015 agreement for the sale and purchase of the original family of Skrill-related entities, Skrill USA was fully separated from Paysafe ownership as a result of U.S. regulatory considerations. Skrill Ltd, an entity of Paysafe, has a market support arrangement which supports the business and operations of Skrill USA for the purpose of expanding the Skrill brand and business in the U.S. market. In addition, Skrill Ltd and Optimal Payment Services Inc., both Paysafe entities, have an outsourcing arrangement with Skrill USA for a license to offer money transfer and related services in the U.S. market. Through these arrangements, the Company assumes all or a portion of the risk and cost of the operations of Skrill USA representing a variable interest. These arrangements also provide the Company with economic interest in Skrill USA, as well as implied power in making significant decisions through its partnerships with certain products, overall strategic advice, operating support, and use of Company technology. As a result, Skrill USA was determined to be a VIE and the Company deemed the primary beneficiary. The assets, liabilities, and results of operations of Skrill USA are consolidated in the Company’s consolidated financial statements.

However, as the Company has no direct equity ownership in Skrill USA, 100% of the equity (net assets) and results of operations are presented as a non-controlling interest in the Company’s consolidated financial statements. Non-controlling interests include the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company.

Credit risk and concentration

Credit risk is the risk of financial loss to the Company if a customer or merchant counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, customer accounts and other restricted cash, settlement receivables, and accounts receivable.

The cash and cash equivalents and restricted cash in respect to customer accounts are deposited with different banking partners with a variety of credit ratings and credit exposure are regularly monitored and managed by the Company’s Safeguarding and Treasury Committee (“STC”). Management consider low risk of losses from these financial instruments.

Settlement receivables primarily relate to receivables from third party payment institutions arising in the Company’s digital wallet and certain integrated processing businesses, as well as receivables from distribution partners arising in the Company’s eCash Solutions business. These receivables are closely monitored on a regular basis and are not considered to arise in material credit risk. The eCash Solutions business utilizes insurance and credit limits with its distribution partners to limit its overall gross exposure. Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Company to cover unpaid receivables).

Outstanding Accounts Receivables balances are regularly monitored to flag any unusual activities such as chargebacks. Having a significant number of consumers and merchants which are geographically widespread and the merchants active in various industries, the exposure to concentration risk is also mitigated. The global credit risk framework allows the Company to forecast under normal business conditions the probability of the occurrence of credit events before they occur. Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and controls relating to customer credit risk management.

The Company issues financial guarantee contracts to its sponsor banks within its Integrated Processing business for which the Company is exposed to losses from potential chargeback claims. A significant portion of the Company’s exposure to credit risk arises from the threat of chargeback claims against Paysafe directly or Paysafe merchants on card purchases. Chargebacks result in credit exposure to Paysafe when either the merchant or other partners become bankrupt or are otherwise unable to meet their financial obligation. The Company manages the exposure to credit risk by employing various online identification verification techniques, enacted transaction limits, reserves or guarantees held and a number of credit risk management and monitoring tools such as an internally developed credit risk calculator, early warning system and daily credit agency and other third party alerts where potential signs of financial stress on merchants and partners are flagged.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and all liquid investments with a maturity of three months or less when purchased. In accordance with ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, the Company includes customer accounts and other restricted cash in the Cash and Cash Equivalents balance reported in the Consolidated Statements of Cash Flows. Customer accounts and other restricted cash include cash on hand and liquid investments with a maturity of three months or less when purchased.

Customer accounts and other restricted cash

Under the Company’s regulatory requirements, the Company is required to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded in Customer accounts and other restricted cash in our Consolidated Balance Sheets, as described below.

Depending on the underlying regulations, the Company may satisfy these safeguarding requirements by either placing qualifying liquid assets in a segregated bank account, by insuring the funds with an authorized insurer or by obtaining guarantees from authorized credit institution.

Settlement receivables, net

Settlement receivables, net include balances arising from timing differences in the Company’s settlement process between the cash settlement of a transaction and the recognition of the associated liability (for example, liabilities to customers and merchants). These balances mainly arise in the Digital Wallet business. When customers fund their digital wallet account using their bank account or a credit card or debit card, there is a clearing period before the cash is received or settled, usually within 5 business days.

Settlement receivables, net also includes receivables from distribution partners within the eCash Solutions business. These receivables represent amounts collected by the distribution partners in exchange for the issuance of an eCash Solutions voucher, prior to settlement with the Company.

Accounts receivable

Accounts receivable includes receivables from Integrated Processing merchants that represent processing revenues earned but not yet collected. The Company records a reserve for doubtful accounts when it is probable that the accounts receivable will not be collected. The Company reviews historical loss experience and the financial position of its customers when estimating the allowance. Accounts receivable are classified as current assets if receipts are due within one year or less. If not, they are presented as non-current assets.

The Company typically records a reserve for merchant losses necessary to absorb chargebacks and other losses for merchant transactions that have been previously processed and which have been recorded as revenue. The reserve for merchant losses is comprised of three components: (1) specifically identifiable reserves for merchant transactions for which losses are probable and estimable, (2) a calculated reserve based upon historical loss experience applied to the previously processed transactions, and (3) a reserve judgmentally determined by management considering concentration issues and general macroeconomic and other factors. Reserves for receivables are recorded based on an incurred loss model, whereas reserves for losses on chargebacks are separately assessed and recorded based on the guidance within ASC 460, Guarantees. The expense related to the provision for doubtful accounts is included within “Selling, General and Administrative expense.”

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment loss. Depreciation is recognized over the estimated useful lives of the corresponding assets, using the straight-line method, on the following basis:

Computer and communication equipment	2-5 years
Furniture and other equipment	3-5 years

Other assets are depreciated over their estimated useful lives, using the straight-line method, on the following basis:

Leaseholdimprovements Over the term of the lease

Depreciation expense is recorded in the Consolidated Statement of Comprehensive Loss in “Depreciation and amortization.” The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Consolidated Statement of Comprehensive Loss.

Leases

The Company has adopted Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) using a modified retrospective transition method as of January 1, 2019. The Company has elected to apply the transition approach as of the earliest period presented and through the comparative periods in the entity’s financial statements.

The Company determines whether an arrangement is a lease at inception. The Company has operating leases for offices, data centers, and corporate apartments. Leases have remaining lease terms of less than one year to 8 years, some of which have the option to extend the lease term for an additional five years. Certain leases also include the option to terminate the lease within one year. The exercise of the lease extension and termination options are at the sole discretion of the Company and we recognize the options that we are reasonably certain to exercise when determining the lease term used to establish our right-of-use assets and lease liabilities. As of December 31, 2019 and 2018 the Company did not recognize any expected extension or termination options and the Company is not aware of any unrecognized leases. The Company’s lease agreements do not contain any residual value guarantees or restrictive covenants.

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments (including in-substance fixed payments), less any lease incentives receivable.

The right-of-use asset is initially measured at the amount equal to the lease liability, adjusted for any lease payments made at or before lease commencement, lease incentives and any initial direct costs. Subsequently, the right-of-use asset is subject to amortization which is recognized on a straight-line basis over the lease term in the Consolidated Statement of Comprehensive Loss in “Selling, general and administrative.”

The lease liabilities are presented as separate lines in the consolidated balance sheet. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The interest on the lease liability is recognized in the Consolidated Statement of Comprehensive Loss in “Selling, general and administrative.” The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•	The lease term has changed, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•

A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

Finite-lived intangible assets

Acquired computer software is stated at cost less accumulated amortization and accumulated impairment losses.

Other intangible assets, including customer relationships and brands that are acquired by the Company and have finite useful lives, are recognized at fair value at the acquisition date and amortized using the straight-line method over the estimated useful life of the intangible asset. Amortization expense is recorded in the Consolidated Statement of Comprehensive Loss in “Depreciation and amortization.”

In addition to customer relationships that are derived from the acquisition of a business, customer relationships also include acquisitions of merchant portfolios. An intangible asset is recorded for the acquisition of the merchant portfolio when: 1) the merchant portfolio acquired is identifiable and has a contract in place that provides the rights and obligations related to the merchant relationship, 2) the legal rights to future revenues from the acquired merchant portfolios can be obtained, and 3) future economic benefits will be generated from the merchant portfolio. Customer relationships relating to acquisitions of merchant portfolios are initially measured at their acquisition date fair values and subsequently measured at carrying amount less accumulated amortization and accumulated impairment losses. On occasion, the cost of a merchant portfolio will include both an initial (“up-front”) and a contingent element of the consideration. The Company assesses the fair value of the contingent consideration at each reporting period and any adjustments are recognized as an adjustment to the cost of the asset.

Management reassesses the estimated useful lives of our intangible assets on an annual basis. See Note 5 for further information.

Intangible assets are amortized using the straight-line method over the expected life of the intangible asset on the following basis:

Brands	2-10 years
Computer Software	1-5 years
Customer Relationships	2-22 years

Software development costs

The Company develops software that is used in providing services to customers. Costs incurred during the preliminary project stage are expensed as incurred. Capitalization of costs begins when both of the following occur: 1) the preliminary project stage is completed, and 2) management, with the relevant authority, authorizes and commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization of costs ceases when the software is substantially complete and ready for its intended use. Capitalized costs include payroll and payroll-related costs, including external consulting fees. Capitalized costs incurred to develop software for internal use are amortized on a straight-line basis over an estimated useful life of three to ten years and are recorded as Depreciation and amortization on the Consolidated Statement of Comprehensive loss. Costs related to maintenance of internal use software are expensed as incurred.

Expenses for research and development activities (except for certain computer software and web site development costs) are expensed as incurred unless the expenditure relates to an item with an alternative future use.

Impairment of long-lived assets

The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of property, plant and equipment and finite-lived intangible assets may not be recoverable. When factors indicate that these long-lived assets should be evaluated for possible impairment, the Company assesses the potential impairment by determining whether the carrying amount of such long-lived assets will be recovered through the future undiscounted cash flows expected from use of the asset and its eventual disposition. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded in the Consolidated Statement of Comprehensive Loss within “Impairment expense on intangible assets.” Fair values are determined based on quoted market prices or discounted cash flow analysis as applicable. The Company also regularly evaluates whether events and circumstances have occurred that indicate the useful lives of property and equipment and finite-lived intangible assets may warrant revision. The Company performed its most recent impairment review of long-lived assets, including property plant, and equipment and finite-lived intangible assets, for all reporting units as of November 30, 2019. See Note 6 for further information.

Goodwill

Goodwill is required to be allocated to reporting units which are either (1) an operating segment or (2) components of an operating segment that are one level below and for which discrete financial information is prepared and regularly reviewed by management. The Company considers its reporting units to be its operating segments.

Goodwill is tested for impairment at a minimum on an annual basis; and more frequently when there is an indicator of impairment. For the year ended December 31, 2018, the Company performed the annual goodwill impairment test on December 31. The impairment test date changed in 2019 to November 30 following management efforts to accelerate year-end closing activities, thus bringing impairment test date forward. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit’s carrying value is compared to its fair value. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value.

The fair value of the reporting unit is based on a discounted cash flow model involving several assumptions. When appropriate the Company considers assumptions a hypothetical marketplace participant would use in estimating future cash flows. See Note 4 for further information.

Business combinations

The Company performs a two-step analysis to determine whether a transaction will be considered as the acquisition of a business or the acquisition of an asset. Firstly, an initial screening test is performed, which determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single (or group of similar) identified assets. If this initial test is not met, an acquired asset cannot be considered a business unless it includes an input and a substantive process that together significantly contribute to the ability to create output.

Asset acquisition is accounted for using a cost accumulation model. The acquired assets including related transaction costs are recorded at cost when cash consideration is used. If the consideration is non-cash, then the recording of the assets is based on the fair value of the assets acquired. Direct and incremental acquisition costs are included in the cost of the acquisition. Contingent consideration that is accounted for as a derivative is recognized at fair value. Otherwise, such consideration generally is recognized when it becomes probable and reasonably estimable. Any excess of the cost of the acquisition over the fair value of the net assets acquired is allocated to assets on the basis of relative fair values. Goodwill is not recognized. Asset acquisitions generally consistent of the purchase of merchant portfolios which are accounted for as intangible assets.

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interest issued by the Company in exchange for control of the acquiree.

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair value. Goodwill is measured as the excess of the sum of the consideration transferred over the net of the acquisition date amounts of the identifiable assets and liabilities assumed. When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Payments related to contingent consideration made on or within three months of the business combination date is viewed as an extension of the business combination, and such payments are classified as investing activities in the consolidated statement of cash flows. Payments that are made more than three months after business combination date are classified as financing activities in the consolidated statement of cash flows.

Funds Payable and Amounts Due to Customers

The Company recognizes a liability upon the issuance of e-money to its customers and merchants equal to the amount of electronic money that has been issued. In addition, where the Company is in the flow of funds in the transaction settlement cycle, a liability is recognized for the amount to be settled to merchants.

These amounts are presented as Funds Payable and Amounts Due to Customers in the Company’s Consolidated Balance Sheets.

Revenue recognition

The Company has prepared these financial statements under Accounting Standard Codification (“ASC”) 606, Revenue From Contracts With Customers and ASC 340-40, Other Assets and Deferred Costs—Contracts With Customers (collectively referred to as the “Revenue Standard”). The Revenue Standard provides a five-step framework to determine when and how revenue is recognized, based on the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Revenue Standard also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company provides payment solutions through three primary lines of business: Integrated Processing Solutions, Digital Wallet and eCash Solutions. Our Integrated Processing Solutions revenue streams are earned by charging merchants processing fees for facilitating payment processing transactions. The Digital Wallet revenue streams are almost entirely derived from charging merchants’ fees for allowing payments on their platforms using our products or for charging customers on a transactional basis for using our digital wallet offerings. Similarly, in our eCash Solutions segment all revenue streams are earned either from charging merchants’ fees for accepting our eCash Solutions services or from transaction fees from customers using these services. As a result of these concentrations, the Company does not disaggregate revenue below this level. These revenue streams align with our segments and the resulting segment disclosures (See Note 22).

For each primary source of revenue within these business lines, the Company’s main performance obligation is to stand ready to provide payment services to merchants and consumers. Some of the Company’s contracts with customers include promises to transfer multiple goods and services. The primary goods offered by the Company are point of sale terminals that are offered in the Integrated Processing segment.

The Company recognizes revenue net of taxes collected from customers. These taxes are subsequently remitted to governmental authorities.

Our contracts with customers have different durations across our business segments, depending on the nature of the good or service provided and whether the contracts are with consumers or merchants. The Company’s primary consumer facing revenue streams are within the Digital Wallet and eCash Solutions business lines. In these businesses our consumer facing contracts are online terms and conditions that the consumers agree on as terms of business; these are typically open ended and can be terminated without penalty by either party. Therefore, our contracts in these segments are essentially defined at the transaction level and there is no commitment to provide further services beyond the services already provided. Our merchant contracts in the Digital Wallet and eCash Solutions segments are formal written contractual agreements with merchants who accept our Integrated Processing Solutions on their platforms. These contracts are longer-term relationships structured as open-ended contracts and are typically cancellable by either party with 30-60-day written notice.

The Company does not contract directly with consumers within our Integrated Processing segment; as such, our contracts in this segment are all written contractual agreements primarily in two main categories. The first category includes contracts with our sponsor banks and processing partners, which are typically long term contractual relationships with durations of 5 years, but continuing in effect with automatic renewals of a year or longer. These agreements usually have termination clauses requiring written notice and 90 to 180-day notice periods. The second category is our contracts with merchants. The contracts with merchants are tri-party agreements, usually between the Company, the merchants and sponsor banks with durations of 3 years followed by annual auto-renewals at the end of the terms. Termination clauses generally require 30 days written notice. While the duration of contacts may differ, the primary source of revenue is consistent across segments and consumer base.

Significant judgments

An area of significant judgement for the Company is the determination of the principal agent consideration under the Revenue Standard. For the Company’s Integrated Processing segment, the Company has concluded that its promise to customers to provide payment services is distinct from the services provided by the card issuing financial institutions and payment networks in connection with payment transactions. The Company does not have the ability to direct the use of and obtain substantially all the benefits from the services provided by the card issuing financial institutions and payment networks before those services are transferred to the customer. As a result, the Company presents revenue for its Integrated Processing segment net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks.

Another area of significant judgement involves determining whether goods and services are considered distinct performance obligations that should be accounted for separately, or together as one performance obligation. This includes determining whether distinct services are part of a series of distinct services that are substantially the same. The Company has determined that the primary services offered to its customers comprise a series of distinct performance obligations, that are substantially similar with the same pattern of transfer. Hence, these services are considered a single performance obligation. The Company also concluded that the goods offered in our contracts, comprising primarily of point of sale terminals, were not material individually or in the aggregate to the contract and no allocation of consideration was made to those goods. The Company recognizes revenue as it satisfies a performance obligation by transferring control over the service to a customer for which the timing and quantity of transactions to be processed is not determinable at the inception of the contract.

The Company’s promise to stand ready to provide electronic payment services is not based on a specified number of transactions, but rather is a promise to process all the transactions needed each day. As such the nature of the promise is that of a series of distinct services that are substantially the same and have the same pattern of transfer to the customer over time. Accordingly, the promise to stand ready is accounted for as a single-series performance obligation for which the measure of progress is time.

The majority of our payment services are priced as a percentage of transaction value or a specified fee per transaction. We also charge other fixed fees based on specific services that may be unrelated to the number of transactions or transaction value. Given the nature of the promise and that the underlying transaction fees are based on unknown quantities of transactions or outcomes of services to be performed over the contract term, the total consideration for each primary source of revenue is determined to be variable. The Company allocates the variable fees to the individual day in which the services were wholly performed and for which it has the contractual right to bill those wholly performed services under the contract. Therefore, we measure revenue for our payment service daily based on the services that are performed on that day.

Integrated Processing

Integrated Processing services are primarily derived from processing credit and debit card transactions for merchants. Revenue is earned by charging merchants either as a percentage-based fee of the payment volumes processed or as a charge per transaction, pursuant to the respective merchant agreements, as well as certain fixed charges for various ancillary items and services on a monthly or annual basis.

The fee revenue can include charges to process transactions, foreign exchange services for settling foreign currency transactions, gateway services, fraud and risk management services and charges for accepting alternative payments.

Within our Integrated Processing segment, the nature of our billing depends on whether we are in the flow of the funds. When we are in the flow of funds, we can direct debit our fees and settle with our customers on a net basis. When the Company does not have direct access to debit our customer accounts, we typically collect by billing our merchant banking partners on a monthly basis, and our invoices are due immediately upon receipt.

Digital Wallet

Digital Wallet services are offered through the NETELLER and Skrill brands. Consumer and merchant revenues are earned either as a fee calculated as a percentage of funds processed or as a charge per transaction, pursuant to the respective consumer and merchant agreements, as well as fees from cross-currency transactions.

In the Digital Wallet segment, we typically have the authority to directly debit our consumers’ pre-funded digital wallet accounts and the merchant wallet accounts, as such, when we earn revenue from transaction fees we are not required to separately bill for amounts earned and collectability is reasonably assured.

eCash Solutions

eCash Solutions services are offered through the paysafecard prepaid payment vouchers, which are sold directly to customers through third party distributors and paysafecard online payment accounts. The third-party distributors are a network of sales points from which customers may purchase prepaid vouchers; the Company pays a sales commission to its distributors for this service.

All eCash Solutions revenue is earned from fees charged to merchants accepting payments made using the paysafecard services as well as fees charged to customers on a transactional basis. When a customer purchases an eCash Solutions voucher, consideration is collected by the distribution partner prior to settlement with the Company. The redemption of the voucher is the point we earn the revenue and collectability of our revenue is reasonable assured.

Interest revenue

Interest revenue is earned on the funds held on behalf of customers and is accrued on a monthly basis, by reference to the principal outstanding and at the effective interest rate applicable. While this is not revenue earned from contracts with customers, interest revenue on consumer funds held by the Company is presented in Revenue since it is earned on funds that are held as part of the Company’s revenue generating activities.

Cost to obtain and fulfil a contract

The Revenue Standard requires the Company to capitalize certain incremental contract acquisition costs and the Company has determined that sales commissions for new contract acquisitions payable to employees of Paysafe in the sales function, meet this requirement. The Company recognizes incremental sales commission costs of obtaining a contract as an expense when the amortization period for those assets is one year or less per the practical expedient under the Revenue Standard. Incremental sales commission costs with an amortization period of more than one year and sales commissions for contract renewals are not material.

We capitalize incremental costs incurred to fulfil our contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy our performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Incremental costs to fulfil customer contracts are not material.

Contract balances

We do not have any contract balances associated with our contracts with customers.

Remaining performance obligation

The Revenue Standard requires disclosure of the aggregate amount of the transaction price allocated to unsatisfied performance obligations; however, as permitted by the Revenue Standard, the Company has elected to exclude disclosing any contracts with an original duration of one year or less and any variable consideration that meets specified criteria. As described above, the Company’s most significant performance obligations consist of variable consideration under a stand-ready series of distinct days of service, which typically represent all or almost all of the total transaction price for the related contract. The variable consideration that will be allocated to future days of service is not required to be disclosed as these days of services are wholly unsatisfied at the Company’s reporting date. The aggregate fixed consideration portion of customer contracts with an initial contract duration greater than one year is not material.

Cost of Services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) primarily relate to fees incurred by the Company in the processing and settlement of transactions.

Integrated Processing: Cost of services (excluding depreciation and amortization) consists primarily of merchant residual payments to our network of Independent Sales Organizations (“ISOs”) and other fees incurred by the Company in processing of transactions. Cost of sales (excluding depreciation and amortization) does not include interchange fees charged by the card issuing financial institutions and fees charged by payment networks in the integrated processing business, which are presented net within revenue.

Digital Wallet: Cost of services (excluding depreciation and amortization) is primarily composed of the costs the company incurs to accept a customer’s funding source of payment and subsequent withdrawals from the wallet. These costs include fees paid to payment processors and other financial institutions in order to draw funds from a customer’s credit or debit card, bank account, or other funding source they have stored in their digital wallets.

eCash Solutions: Cost of services (excluding depreciation and amortization) is primarily comprised of commissions paid to distributors.

Restructuring and other costs

Restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity, restructuring costs, strategic transformation costs resulting from value creation initiatives following business acquisitions and professional consulting and advisory fees related to public company readiness activities. This includes certain professional advisory costs, office closure costs and resulting severance payments to employees.

Employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay the amount as a result of past service provided by the employee and the obligation can be estimated reliably. The Company operates a defined contribution plan for its employees. Payments to defined contribution plans are recognized as an expense when employees have rendered the service entitling them to the contributions.

Advertising costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2019 and 2018 was $34,202 and $27,039, respectively.

Foreign currencies

The Company has operations in foreign countries whose currency differs from the functional currency of the Company and its subsidiaries. Gains and losses on transactions denominated in currencies other than the functional currency are included in determining net income (loss) for the period. Foreign exchange gains and losses are included within Other (expense)/Income, net.

The assets and liabilities of subsidiaries whose functional currency is a foreign currency are translated at the period end exchange rate into United States Dollars (“USD”), the Company’s reporting currency. Income statement items are translated at the average monthly rates prevailing during the year. The resulting translation adjustment is recorded as a component of other comprehensive income and is included in Accumulated Other Comprehensive Loss.

Income Taxes

The provision for income taxes is determined using the asset and liability approach considering guidance related to uncertain tax positions. Tax laws require items to be included in tax filings at different times than the items are reflected in the financial statements. A current liability is recognized for the estimated taxes payable for the current year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes are initially recognized at enacted tax rates and are adjusted for any enacted changes in tax rates and tax laws. Subsequent changes to deferred taxes originally recognized in equity are recognized in income. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The income tax effects from an uncertain tax position are recognized when it is more likely than not that the position will be sustained based on its technical merits and consideration of the tax authorities widely understood administrative practices and precedents. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to uncertain tax positions in the provision for Income Tax (Benefit)/Expense on the Consolidated Statements of Operations.

Fair value measurements

The Company follows ASC 820, Fair Value Measurements, which defines fair value as the price to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of fair value is based on the principal or most advantageous market in which the Company could participate and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance. Also, determination of fair value assumes that market participants will consider the highest and best use of the asset.

The Company uses the hierarchy prescribed in the aforementioned accounting guidance for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the hierarchy are as follows:

•	Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date,

•

Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability if it has a specified or contractual term, and

•

Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Company’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk.

There were no material transfers of account balances between the three levels of hierarchy for the year ended December 31, 2019 or 2018.

Financial instruments

Financial instruments measured at fair value through profit or loss are measured at fair value with changes in fair value recognized in the Consolidated Statement of Comprehensive Income. These financial instruments include contingent consideration receivable, deferred and contingent consideration payable, and derivative financial assets and liabilities.

Financial assets measured at amortized cost include cash and cash equivalents, restricted cash in respect to customer accounts, trade receivables, other receivables and settlement receivables. Financial liabilities measured at amortized cost include loans and borrowings, trade and other payables, and funds payable and amounts due to customers.

Financial liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Finance costs are charged to the Consolidated Statement of Comprehensive Loss using the effective interest rate method.

Offsetting

Financial assets and liabilities are offset and the net amount presented in the Consolidated Balance Sheets when, and only when, the Company has a legally enforceable right to set off the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted by the accounting standards.

Derivative instruments

The Company accounts for derivatives in accordance with ASC 815, Derivatives and Hedging, which provides accounting and reporting guidance for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the Consolidated Balance Sheets at fair value. The Company’s derivatives balances in the financial statements are all classified as non-current, as these instruments are all long term in nature, with maturities that match our non-current debt. The Company enters into derivative financial instruments to manage its interest rate risk related to its financing operations. Payments under our derivative financial instruments are included in financing cash flows in the Consolidated Statements of Cash Flows. The Company does not enter into derivative financial instruments for speculative purposes.

Share-based compensation

The Company accounts for share-based compensation plans in accordance with ASC 718, Compensation—Stock Compensation, which requires the recognition of expense related to the grant date fair value of share-based compensation awards. The grant date fair value of the A ordinary shares and B ordinary shares is determined using a Monte Carlo method. The determination of the grant date fair value is affected by assumptions regarding a number of complex and subjective variables, including expected stock price volatility over the expected term of the award, the risk-free interest rate for the expected term of the award and expected dividends. The awards are subject to a service condition, a performance condition and a market condition. As the share-based compensation awards are subject to a performance condition, share-based compensation will be expensed as the performance targets are considered probable of being achieved and vesting conditions lapse. The Company accounts for forfeitures as they occur.

Earnings per share

Basic earnings per share is computed by dividing net income (loss) attributable to the Company by the weighted average shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) attributable to the Company, adjusted as necessary for the impact of potentially dilutive securities, by the weighted-average shares outstanding during the period and the impact of securities that would have a dilutive effect on earnings per share.

Recently Adopted Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU replaces most existing revenue recognition guidance in GAAP when it becomes effective. The FASB has issued several additional ASUs since this time that add additional clarification to certain issues existing after the original ASU was released. All of the new standards were effective for the Company on January 1, 2018. The standards permit the use of either the full retrospective or modified retrospective transition method. The Company adopted the new revenue standard as of January 1, 2018 using the full retrospective transition method.

Share-based compensation

In 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. The new guidance clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. Specifically, an entity would apply modification accounting only if the fair value, vesting conditions, or classification of the awards changes as a result of changes in the terms or conditions. The Company adopted the guidance effective January 1, 2018 and applied it prospectively upon adoption. The adoption of this guidance did not have a material impact on the Consolidated Financial Statements.

Cash flows

In 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (topic 230): Classification of Certain Cash Receipts and Cash Payments, which includes new guidance on classifying certain cash receipts and cash payments on the statement of cash flows. The new guidance addresses the classification of cash flows related to: debt prepayment or extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance, including bank-owned life insurance, distributions received from equity method investees, and beneficial interests in securitization transactions. The guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance should be applied retrospectively after adoption. The Company adopted the guidance effective January 1, 2018. The adoption of this guidance did not have a material impact on the Consolidated Financial Statements.

In 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (topic 230): Restricted Cash, which includes new guidance on restricted cash on the statement of cash flows. The new guidance requires the classification and presentation of changes in restricted cash and cash equivalents in the statement of cash flows. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning and ending balances shown on the statement of cash flows. The guidance had to be applied retrospectively after adoption. The Company adopted the guidance effective January 1, 2018 on a retrospective basis. The beginning and ending balances of cash and cash equivalents on the Consolidated Statement of Cash Flows now include restricted cash and restricted cash equivalents, such as cash and cash equivalents underlying customer accounts and other restricted cash and restricted cash equivalents within short-term investments.

Goodwill

In 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The new guidance simplifies the accounting for goodwill impairment. The guidance simplifies the measurement of goodwill impairment by removing step 2 of the goodwill impairment test, which requires the determination of the fair value of individual assets and liabilities of a reporting unit. The new guidance requires goodwill impairment to be measured as the amount by which a reporting unit’s carrying value exceeds its fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendments should be applied on a prospective basis. We have elected to early adopt the new guidance for our annual goodwill impairment test performed on November 30, 2019. The adoption of this standard did not have a material impact on our financial statements.

Leases

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (“ASU 2016-02”), Leases (“Topic 842”). The pronouncement requires lessees to recognize lease assets and lease liabilities on the balance sheet and disclose key information about leasing arrangements. The new guidance requires lessees to recognize most leases, particularly those classified as operating leases, on the balance sheet, and lease expense generally results in straight-line expense that is presented as a single line in the consolidated statement of comprehensive loss. The FASB has subsequently issued ASU 2018-11, Leases (Topic 842) to add an additional transition method upon adoption of the standard.

The Company utilized a comprehensive approach to assess the impact of this guidance on our financial statements and related disclosures, including the increase in the assets and liabilities on our balance sheet and the impact on our current lease portfolio from a lessee perspective. The Company completed its review of its lease portfolio including significant leases by asset type that were impacted by the new guidance and enhanced our controls.

Topic 842 permits a modified retrospective approach, which may be implemented either (1) as of the earliest period presented and through the comparative periods in the entity’s financial statements or (2) as of the effective date of ASC 842, with a cumulative-effect adjustment to equity. The Company adopted Topic 842 as of January 1, 2019 using the modified retrospective transition approach. The Company has elected to apply the transition approach as of January 1, 2018, which is the beginning of the earliest period presented in the Company’s financial statements for the year ended December 31, 2019. As a result, the financial statements as of and for the period ending December 31, 2018 are reflective of the adoption of Topic 842.

The Company elected certain practical expedients upon adoption which provide us relief from the requirements to 1) reassess whether existing contracts are or contain leases, 2) to reassess the lease classification of any existing leases, 3) to apply hindsight in determining lease term and 4) to reassess initial direct costs for any existing leases. The Company has not elected to adopt the short term policy election and will recognize a lease liability and right-of-use asset for all leases with a term of twelve months or less.

For the data center asset class, we have elected the practical expedient under which the lease components are not separated from the non-lease components. We bifurcate the lease and non-lease components for our remaining asset classes, being office space and corporate apartments. For the office space and corporate apartment leases, lease components are comprised of contractual base rent payments, which are directly related to the right to use the underlying asset. Non-lease components are comprised of shared operating and other costs and are recognized in the Consolidated Statement of Comprehensive Loss in “Selling, general and administrative.”

The adoption of ASC 842 resulted in the recognition of $44,633 of right-of-use assets and $44,633 of lease liabilities. See Note 18 for further information.

Taxes

In 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This new guidance is in response to the tax reform that allows the option to reclassify stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) from accumulated other comprehensive income to retained earnings. If such an option is elected, transition can be applied either retrospectively to each period in which the effect of tax reform is recognized or applied with a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company adopted the guidance effective January 1, 2019. The adoption of this guidance did not have a material impact on the Consolidated Financial Statements.

Recently Issued Pronouncements Not Yet Adopted

In 2016 the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Credit losses on loans, accounts receivable, held-to-maturity debt securities, and other instruments will reflect management’s current estimate of the current expected credit losses and generally will result in the earlier recognition of allowances for losses. Credit losses on available-for-sale debt securities with unrealized losses will be recognized as allowances for credit losses limited to the amount by which fair value is below amortized cost. Additional disclosures will be required, including information used to track credit quality by year of origination for most financing receivables. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company will adopt the new guidance effective January 1, 2020. It is required to apply the provisions of this guidance as a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted with impairment of available-for-sale debt securities applied prospectively after adoption. Management has evaluated the impact of and approach to adopting this new accounting guidance on the Consolidated Financial Statements which will result in a cumulative adjustment to reduce beginning retained earnings by $7,509, net of tax.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company will adopt the new guidance effective January 1, 2020. The adoption of this new guidance will not have a material impact on the consolidated financial statements and disclosures.

In August 2018, the FASB issued ASU No. 2018-15 Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This new guidance aligns the requirements for capitalizing implementation costs incurred by an entity related to a cloud computing arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. Accordingly, this guidance requires an entity to capitalize certain implementation costs incurred and then amortize them over the term of the cloud hosting arrangement. Furthermore, this guidance also requires an entity to present the expense, cash flows, and capitalized implementation costs in the same financial statement line items as the associated hosting service. The guidance is effective for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The Company will adopt the new guidance effective January 1, 2020. The adoption of this new guidance will not have a material impact on the consolidated financial statements and disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The amendments in this ASU are intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments are also intended to improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company will adopt the new guidance effective January 1, 2021. The Company is currently in the process of evaluating the impact of this ASU on the Company’s consolidated financial statements.

2. Net loss per share attributable to the Company

The following table sets forth the computation of the Company’s basic and diluted net loss per ordinary share attributable to the Company.

	Year ended December 31,
	2019	2018
Numerator
Net loss attributable to the Company	$(110,198)	$(39,711)
Denominator
Weighted average ordinary shares—basic and diluted	125,157,540	73,380,078
Net loss per share attributable to the Company
Basic and diluted	$(0.88)	$(0.54)

3. Taxation

In accordance with ASC Topic 740, Income Taxes, (“ASC 740”) income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax liabilities and assets, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using the enacted statutory tax rates and are adjusted for any changes in such rates in the period of change.

Income tax (benefit)/expense

The components of loss before taxes for the year ended December 31, 2019 and 2018 consisted of the following:

	Year ended December 31,
	2019	2018
UK	$(28,289)	$(97,270)
United States	(139,950)	21,850
Foreign Other	41,578	41,330

Loss from operations before taxes	$(126,661)	$(34,090)

Income tax (benefit)/expense comprises current and deferred tax. Current tax and deferred tax are recognized in the Consolidated Statement of Comprehensive Loss except to the extent that they relate to a business combination or items recognized directly in equity or in other comprehensive income. The income tax (benefit)/expense consists of the following:

	Year ended December 31,
	2019	2018
Current:
UK	$(1,363)	$2,221
United States	(2,189)	8,234
Foreign Other	14,445	22,498

Total	10,893	32,953

Deferred:
UK	(9,659)	(10,832)
United States	(4,904)	(4,324)
Foreign Other	(12,854)	(12,176)

Total	(27,417)	(27,332)

Income tax (benefit)/expense	$(16,524)	$5,621

The effective tax rate for the years ended December 31, 2019 and 2018 were 13.0% and (16.5)%, respectively. The reconciliation of the statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year ended December 31,
	2019	2018
UK corporate tax rate	19.0%	19.0%
Changes in respect of prior periods	14.2%	(10.7)%
Expenses not deductible for tax purposes	(3.3)%	(8.6)%
Gains and losses not subject to income tax	1.6%	—
Movement in deferred not recognized	(26.7)%	(3.9)%
Tax losses not recognized	(6.0)%	(37.3)%
Foreign income taxed at different rates	13.4%	25.1%
Other	0.8%	(0.1)%

Effective tax rate	13.0%	(16.5)%

Uncertain tax positions

Accounting for taxes involves some estimation because the tax law is uncertain, and the application requires a degree of judgement, which authorities may dispute. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Company establishes reserves for uncertain tax positions where appropriate, based on amounts expected to be paid to the tax authorities.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for uncertain tax positions is as follows:

	Year ended December 31,
	2019	2018
Beginning unrecognized tax benefits	$25,660	$21,093
Increases related to prior year tax positions	651	2,640
Decreases related to prior year tax positions	(1,036)	(603)
Increases related to current year tax provisions	921	2,530
Decreases related to current year tax positions	(143)	—
Decreases related to settlement with tax authorities	(1,460)	—

Closing unrecognized tax benefits	$24,593	$25,660

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate for the years ended December 31, 2019 and 2018 is $24,593 and $25,660, respectively, which is recorded within Accounts Payable and other liabilities within the Consolidated Statement of Financial Position (See Note 11). This is the amount held in respect of uncertain tax positions across all jurisdictions for all periods where the statutes of limitation have not closed. The Company classifies interest and penalties on income taxes as a component of the provision for income taxes. The total amount of interest and penalties accrued as of December 31, 2019 were $3,286 and $631, respectively, and as of December 31, 2018 were $3,319 and $457, respectively.

There are no events anticipated within the next 12 months that would significantly increase or decrease the total amount of unrecognized tax benefits.

We conduct business globally and file income tax returns in the UK, United States and other foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities around the world. The Company is no longer subject to income tax examinations by tax authorities in the UK, United States and other foreign jurisdictions for tax years before 2011.

Recognition of deferred tax assets and liabilities

Deferred tax assets and liabilities reflect the effect of the differences between the financial reporting and income tax bases of assets and liabilities based on tax rates (and laws) enacted by the balance sheet date and which are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled.

The realization of deferred tax assets is dependent on generating sufficient taxable income in future periods in which the tax benefits are deductible or creditable. We review the realization of deferred tax assets at each reporting date by estimating future taxable income of the relevant group entities. A valuation allowance is provided in respect of those assets where we do not expect to realize a benefit. All available evidence is considered in determining the amount of the required valuation allowance using a “more likely than not” threshold. Our assessment considers both positive and negative evidence and the extent to which that evidence can be objectively verified. Such evidence includes: (i) net earnings or losses in recent years; (ii) the likelihood of future, sustainable net earnings; (iii) the carry forward periods of tax losses and the impact of relevant reversing temporary differences; and (iv) any available tax planning strategies.

Income and foreign withholding taxes have not been recognized on the excess of the amount included for financial reporting purposes over the tax basis of investments in foreign subsidiaries in Austria, Canada and the United States on the basis that they are indefinitely reinvested. For these territories where the indefinite investment criteria is satisfied, the amounts becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. As of December 31, 2019 and 2018, the amount of such taxable temporary differences totaled $861,875 and $195,452, respectively, and the amount of any unrecognized deferred income tax liability on this temporary difference is $2,541 and $1,830, respectively. For our domestic subsidiaries in the UK, the Company has no intention of remitting earnings and/or no withholding tax would be imposed and therefore no deferred tax has been provided.

The principal components of deferred tax were as follows:

	Year ended December 31,
	2019	2018
Deferred tax assets:
Property and equipment	$9,803	$4,502
Intangible assets	30,099	16,697
Carry forward tax losses	79,487	64,827
Excess interest carry forward	48,154	11,879
Debt transaction costs	—	6,184
Accrued and unpaid expenses	15,985	7,057
Financial instruments	7,446	—
Other	14,842	7,040

Total deferred tax assets	205,816	118,186
Valuation allowance	(72,334)	(28,605)

Net deferred tax assets	133,482	89,581

Deferred tax liabilities:
Property and equipment	(4,689)	(8,327)
Intangible assets	(286,587)	(273,443)
Other	(6,456)	(1,793)

Total deferred tax liabilities	(297,732)	(283,563)

Net deferred tax liabilities	$(164,250)	$(193,982)

Accounting for income taxes under GAAP requires that individual tax-paying entities offset all deferred tax assets and liabilities within each particular tax jurisdiction and present them net as non-current in the Statement of Consolidated Financial Position. As of December 31, 2019, $132,127 of the $133,482 deferred tax assets arose in the same taxable entities or consolidated tax groups as deferred tax liabilities where there is a legally enforceable right to offset current tax assets against current tax liabilities. As of December 31, 2018, $89,089 of the $89,581 deferred tax assets arose in the same taxable entities or consolidated tax groups as deferred tax liabilities where there is a legally enforceable right to offset current tax assets against current tax liabilities. Therefore, the net differences of $1,355 and $492 are reflected as deferred tax assets within the Consolidated Statement of Financial Position as of December 31, 2019 and 2018, respectively. As of December 31, 2019, the gross deferred tax liability of $297,732 is presented on the Consolidated Statement of Financial Position on a net basis with $132,127 of deferred tax assets, reflected as a deferred tax liability of $165,605. As of December 31, 2018, the gross deferred tax liability of $283,563 is presented on the Consolidated Statement of Financial Position on a net basis with $89,089 of deferred tax assets, reflected as a deferred tax liability of $194,474.

As of December 31, 2019 and 2018, respectively, the Company has net operating loss carry forwards of $379,363 and $292,131, respectively. As of December 31, 2019, $164,204 of those carry forwards will expire between December 31, 2021 and December 31, 2039 if not utilized. The remaining balance of $215,159 are indefinite loss carry forwards with no expiry date.

A valuation allowance is provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the years ended December 31, 2019 and 2018, the valuation allowance for the Company was $72,334 and $28,605, respectively. The current period valuation allowance primarily relates to $29,995 of carried forward tax losses from Canadian subsidiaries, on the basis that it is not expected that future taxable profits will be available against which these tax losses can be utilized, and $33,162 in excess interest expenses carried forward in the United States. The increase in the valuation allowance during the years ended December 31, 2019 and 2018 was $43,729 and $12,338, respectively.

4. Goodwill

Changes in the carrying amount of goodwill are as follows:

	Integrated Processing	Digital Wallets	eCash Solutions	Total
Balance as of January 1, 2018	$1,247,965	$1,005,699	$669,891	$2,923,555
Additions during 2018 (Note 14)	550,958	—	—	550,958
Foreign exchange	—	—	(22,828)	(22,828)

Balance as of December 31, 2018	1,798,923	1,005,699	647,063	3,451,685
Foreign exchange	—	—	(14,331)	(14,331)

Balance as of December 31, 2019	$1,798,923	$1,005,699	$632,732	$3,437,354

Goodwill relates to the acquisitions of Paysafe Group Limited, completed in December 2017, and of iPayment Holdings Inc., completed in June 2018.

The Company performed its most recent annual goodwill impairment test for all reporting units as of November 30, 2019 using a discounted cash flow methodology. The fair value was based on a 5-year discounted cash flow model with a terminal value calculated by applying an exit multiple to year 5 cash flows. The key assumptions include cash flow growth, cash flow forecast period, exit multiple, and discount rate. Cash flow forecast was based on our expectation of future outcomes considering past experience and market participant expectations. The exit multiple was determined based on comparable companies’ transaction multiples and discounted based on business-specific considerations. Management considered these to be reasonable exit multiples in the context of transaction multiples within the payments sector over the last 5 years and consistent with the assumption that a market participant would make. Discount rate assumptions are based on determining a cost of debt and equity followed by an assessment as to whether there are risks not adjusted for in the future cash flows of the respective reporting unit. The impairment test results were corroborated by calculating the fair value following alternative modelling approaches. Failure to achieve these expected results or changes in the discount rate may cause a future impairment of goodwill at the reporting unit level.

For the year ended December 31, 2018, the Company performed the annual goodwill impairment test as of December 31, 2018. The fair value of the reporting units used in the 2018 goodwill impairment test was also based on a 5-year discounted cash flow model, but with the terminal value calculated based on an EBITDA long term growth rate into perpetuity. Management considers that the modelling approach utilized in the current period better reflects the long term growth forecasts for the payments sector.

There is no accumulated impairment of goodwill at the beginning of the years ended December 31, 2019 or 2018. Based on the analysis performed, it was determined that no adjustment to the carrying value of goodwill of any reporting unit was required. There have been no other events or changes in circumstances subsequent to the testing date that would indicate impairment of these reporting units as of December 31, 2019 or 2018.

5. Intangible assets

As of December 31, 2019 and 2018, the Company’s intangible assets consisted of the following:

	As of December 31,
	2019	2018
Brands	$161,985	$164,083
Software development costs	696,154	653,791
Customer relationships	1,487,613	1,395,377
Computer software	26,205	21,456

	2,371,957	2,234,707

Less accumulated amortization on:
Brands	37,783	17,854
Software development costs	175,832	82,042
Customer relationships	258,871	117,646
Computer software	9,645	3,458

	482,131	221,000

Less accumulated impairment on:
Brands	344	—
Software development costs	40,258	—
Customer relationships	48,052	—
Customer software	—	—

	88,654	—

Intangible assets, net	$1,801,172	$2,013,707

Intangible assets primarily relate to the acquisitions of Paysafe Group Limited, completed in December 2017, and of iPayment Holdings Inc., completed in June 2018. During the year ended December 31, 2019, we acquired merchant portfolios and accounted for these acquisitions as asset purchases, recording customer relationship intangible assets of $105,873.

Amortization expense on intangible assets for year ended December 31, 2019 and 2018, was $265,477 and $216,453, respectively.

In connection with our annual reassessment of the estimated useful lives of intangible assets, we revised the useful lives of certain computer software and customer relationships that had been acquired in the past acquisitions of Paysafe Group Limited and iPayment Holdings, Inc. The revised useful lives reflect management’s best estimate of the period during which the assets will be used. Certain computer software useful lives were shortened following progression in the consolidation of the legacy platforms into a unified Group IT platform, resulting in an accelerated retirement of the legacy IT platforms. Certain customer relationships’ useful lives were also revised to reflect the shorter period over which they are expected to generate revenue. The revision of useful lives which occurred in the first quarter of 2019, caused an acceleration of amortization expense of $22,123 for the year ended December 31, 2019, resulting in an increase in Depreciation and amortization, decrease in Operating income, and an increase in Net loss, of the same amount for that year. On a pretax per share basis, the revisions caused a decrease in basic and diluted EPS of $0.18.

In November 2019 the Company evaluated whether events and circumstances had occurred that would indicate the carrying amount of intangible assets was not recoverable. As a result, the Company recognized an impairment loss for certain software development and customer relationships resulting from a deterioration in their forecasted cashflows as well as higher than anticipated merchant attrition rates observed since the assets acquisition. Management determined the individual assets’ fair value based on discounted cash flow forecasts and market participant assumptions. Management’s key assumptions included expected cashflows and post-tax discount rate. The review led to the recognition of an impairment loss of $38,597 for software development, $18,710 for customer relationships and $344 for brands acquired in the past acquisitions of Paysafe Group Limited and iPayment Holdings, Inc. An additional impairment loss of $29,342 was recorded against customer relationships relating to acquired merchant portfolios and $1,661 for software development for projects that were canceled during the period. The impairment losses are primarily in the Integrated Processing segment and are recognized in the consolidated statement of comprehensive loss under “Impairment expense on intangible assets.”

The estimated amortization expense of intangible assets for the next five years is as follows:

2020	$263,463
2021	$246,994
2022	$223,498
2023	$175,092
2024	$166,460

Intangible assets acquired by the Company during the year ended December 31, 2019 and 2018 had the following expected weighted-average useful lives:

	2019	2018
Brands	2 years	3 years
Computer software	3 years	3 years
Customer relationships	5 years	13 years
Total weighted-average useful life	4.2 years	9.2 years

6. Property, plant and equipment

A summary of the Company’s property, plant and equipment is as follows:

	Estimated Useful Lives in years	As of December 31,
		2019	2018
Computer and communication equipment	2-5	$29,459	$34,672
Furniture and other equipment	3-5	12,438	5,761
Leasehold improvements	1-10	7,243	8,137
Accumulated depreciation		(20,991)	(14,284)

Property, plant and equipment, net		$28,149	$34,286

Depreciation expense related to property, plant and equipment for the year ended December 31, 2019 and 2018 was $14,354 and $ 17,803, respectively.

7. Accounts receivable, net

The Company had the following balances:

	As of December 31,
	2019	2018
Accounts receivable	$157,828	$163,791
Allowance for doubtful accounts	(37,444)	(25,615)

Total	$120,384	$138,176

Accounts receivable, net including receivables from payment processing merchants that represent processing revenues earned but not yet collected, are presented at their amortized cost less allowance for doubtful accounts.

A summary of changes in the Company’s allowance for doubtful accounts for accounts receivable is as follows:

	Year ended December 31,
	2019	2018
At beginning of period	$25,615	$43,044
Activity in the period:
Provision for doubtful accounts	36,077	18,631
Acquired on business combination	—	868
Write off	(24,248)	(36,928)

At end of period	$37,444	$25,615

8. Settlement receivables, net

The Company had settlement receivables from the following parties:

	As of December 31,
	2019	2018
Third party payment processors	$130,513	$72,912
Distribution partners	119,940	140,108

Total	$250,453	$213,020

Settlement receivables are presented net of the allowance for doubtful accounts.

A summary of changes in the Company’s allowance for doubtful accounts for settlement receivables is as follows:

	As of December 31,
	2019	2018
At beginning of period	$2,916	$—
Activity in the period:
Provision for doubtful accounts	1,582	2,916
Write off	—	—

At end of period	$4,498	$2,916

9. Debt

The Company’s credit facilities consist of a first lien term loan, a second lien term loan and a first lien revolving credit facility (“First Lien Revolving Credit Facility”). The facilities were drawn down to finance the acquisitions of Paysafe Group Limited in December 2017 and of iPayment Holdings Inc. in June 2018, including the repayment of the acquired debt existing in these respective companies at their acquisition date.

The first lien term loan consists of a $1,540,000 USD Facility (“USD First Lien Term Loan) and €1,043,716 EUR Facility (“EUR First Lien Term Loan). In December 2017, $1,010,000 and €813,716 ($969,174) were drawn down from the facilities less financing fees of $27,605 and €18,715 ($22,356), respectively. In June 2018, $530,000 and €230,000 ($269,019) were drawn down less financing fees of $17,614 and €1,725 ($2,018), respectively.

The second lien term loan facility consists of a $250,000 USD Facility (“USD Second Lien Term Loan) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). In December 2017, $200,000 and €212,459 ($253,782) were drawn down from the facilities less financing fees of $6,950 and €7,383 ($8,819), respectively. In June 2018, $50,000 was drawn down from the USD Second Facility less financing fees of $250.

The First Lien Revolving Credit Facility has an available balance of $225,000, from which the Company has made draw downs and repayments throughout the year. As at December 31, 2019 and 2018, the Company had unpaid drawdowns of $76,881 and $0, respectively. The Company also pays a fee on the daily portion of the facility that is not utilized and available for future borrowings. For the year ended December 31, 2019 the commitment fee payable on the unutilized amount was 30% of the applicable margin of 2.75%.

On June 18, 2019, the Company finalized a $25,000 Line of Credit, which was increased to $50,000 in the first quarter of 2020. The Line of Credit is restricted for use in funding settlements in the Integrated Processing business and is secured against known transactions. The Company has made draw downs and repayments throughout the year ended December 31, 2019. As at December 31, 2019, the Company had $24,362 outstanding balance.

During the years ended 2019 and 2018 the Company repaid $15,400 and $11,550, respectively, under the USD First Lien Term Loan. Interest under all the facilities is paid on a monthly basis. Interest expenses incurred on the above loans for the year ended December 31, 2019 and 2018 was $164,559 and $155,734, respectively.

As of December 31, 2019 and 2018, the Company had issued $126,000 and $20,000, in letters of credit, respectively, for use in the ordinary course of business.

The key terms of these facilities were as follows:

Facility	Currency	Interest rate	Facility maturity date	Principal outstanding at December 31, 2019 (Local Currency)	Principal outstanding at December 31, 2019 (USD)
USD First Lien Term Loan	USD	USD LIBOR + 3.25%(1)	January 2025	$1,513,050	$1,513,050
USD Second Lien Term Loan	USD	USD LIBOR + 7.25%	January 2026	250,000	250,000
EUR First Lien Term Loan	EUR	EURIBOR + 3.00%(1)	January 2025	1,043,716	1,170,267
EUR Second Lien Term Loan	EUR	EURIBOR + 7.00%	January 2026	212,459	238,219
First Lien Revolving Credit Facility	USD	BASE + 2.75%(1)	January 2024	22,500	22,500
First Lien Revolving Credit Facility	EUR	BASE + 2.75%(1)	January 2024	48,500	54,381
Line of Credit	USD	Prime (2)—0.25%	May 2022	24,362	24,362

Total Principal Outstanding					$3,272,779

(1)	In May 2019 the margin on these facilities was reduced by 25 basis points and it currently stands at the amounts reflected in this table.

(2)

The Prime Rate is defined as the rate of interest per annum most recently published in The Wall Street Journal (or any successor publication if The Wall Street Journal is no longer published) in the “Money Rates” Section (or such successor section) as the “Prime Rate.”

	As of December 31,
	2019	2018
Principal outstanding	$3,272,779	$3,218,765
Deferred debt issuance costs	(60,108)	(73,035)
Amortization of interest expense	(18,540)	(4,635)

Total	3,194,131	3,141,095
Short-term debt	15,712	15,403

Long-term debt	$3,178,419	$3,125,692

For the year ended December 31, 2019 and 2018, amortization expense on deferred debt issuance costs was $12,185 and $10,771, respectively.

Maturity requirements on non-current debt as of December 31, 2019 by year are as follows:

Years ending December 31,
2020	$15,712
2021	15,400
2022	39,763
2023	15,400
2024	92,281
2025 and thereafter	3,094,223

Total	$3,272,779

Repayment of debt extinguished in business combinations

On June 1, 2018, the Company acquired and fully repaid the debt of iPayment Holdings Inc., consisting of $541,768 external bank debt, $180,843 preferred stock liability and accrued interest. The acquired debt was repaid on the acquisition date utilizing funds drawn down from the First and Second Lien Term Loans above.

Compliance with Covenants

The credit agreements governing the Company’s credit facilities contain affirmative, restrictive and incurrence-based covenants. In addition, the financial covenants in the Senior Facilities Agreement require the Company to maintain, as of the last day of each four fiscal quarter period, a maximum consolidated first lien net leverage ratio (the “First Lien Net Leverage Ratio”) of 9.0 to 1.0 only if, as of the last day of any fiscal quarter, revolving loans under the First Lien Revolving Credit Facility are outstanding in an aggregate amount greater than 40% of the total commitments under the First Lien Revolving Credit Facility at such time. The First Lien Net Leverage Ratio is the ratio of (a) consolidated senior secured net debt (as defined in the Senior Facilities Agreement) as of the last day of such relevant period to (b) consolidated EBITDA (as defined in the Senior Facilities Agreement) for the relevant period. The First Lien Net Leverage Ratio is subject to customary equity cure rights. As of December 31, 2019 and 2018 we were in compliance with our financial covenants.

10. Derivative instruments

The Company has entered into derivative financial instruments to manage its interest rate risk related to its variable-rate credit facilities, comprised of its First Lien Term Loan and Second Lien Term Loan (see Note 9).

As of December 31, 2019, the Company’s derivative instruments for this purpose consisted of interest rate swaps and interest rate cap agreements (collectively “interest rate contracts”). The interest rate contracts are measured at fair value and not designated as hedges for accounting purposes; as such, any fair value changes are recorded in “Other (expense)/income, net” in the Consolidated Statement of Comprehensive Loss. The Company has two interest rate caps and two interest rate swaps maturing on December 31, 2021, with combined notional amounts of $780,235 and $1,104,125, respectively.

The interest rate swaps mitigate the exposure to the variable-rate debt by effectively converting the floating-rate payments under the First Lien Term Loan and Second Lien Term Loan to fixed-rate payments. The interest rate cap agreements cap a portion of the Company’s variable-rate debt under the First Lien Term Loan and Second Lien Term Loan if interest rates rise above the strike rate on the contract. As of December 31, 2019 and 2018, the Company’s interest rate contracts had a fair value of $27,467 and $10,286, classified as non-current liabilities in the Company’s Consolidated Balance Sheets. The Company recognized a fair value loss for the year ended December 31, 2019 and 2018 of $17,325 and $10,342, respectively, in respect of its interest rate contracts. For information regarding the fair value of the derivative instruments see discussion in Note 17.

11. Accounts payable and other liabilities

Accounts payable and other liabilities is comprised of the following balances:

	As of December 31,
	2019	2018
Accounts payable	$21,566	$32,857
Other payables(1)	40,251	22,427
Accrued liabilities	69,057	65,409
Payroll liabilities	48,981	43,161
Provisions and contingent liabilities(2)	57,844	50,273

Total	$237,699	$214,127

(1)	Other payables mainly consist of sales tax and value added tax payable, related party interest payable, and other miscellaneous payables.
(2)	Provisions and contingent liabilities mainly consist of uncertain tax positions, provisions on financial guarantee contracts, and provisions recognized for certain litigation cases.

12. Deferred and Contingent consideration payable

Contingent consideration payable

Contingent consideration relates to merchant buyouts and prior period acquisitions that is payable in cash subject to the future financial performance of the acquired portfolios and acquired businesses. Contingent consideration payable is comprised of the following balances:

Total
Balance at January 1, 2018	$14,493
Payments made during the year	(7,756)
Additions in the year	2,117
Released in the year	(697)

Balance at December 31, 2018	$8,157
Payments made during the year	(6,037)
Additions in the year	12,373
Released in the year	(3,044)

Balance at December 31, 2019	$11,449

Current portion of contingent consideration payable	$6,651

Non-current portion of contingent consideration payable	$4,798

During the year ended December 31, 2018:

•

The Company paid $1,661 of contingent cash consideration related to the 2016 acquisition of MeritCard Solutions LP due to achievement of certain financial performance targets. A gain of $697 was recorded within “Other (expense)/income, net” associated with the financial performance targets that were not met.

•

The Company paid $6,095 of contingent consideration payable in respect of existing merchant buyouts. In addition, the Company acquired new merchant portfolios in the period and recognized an additional contingent consideration payable of $2,117 resulting from these acquisitions.

During the year ended December 31, 2019:

•	The Company acquired merchant portfolios and recognized an estimated contingent consideration payable of $12,373.

•	The Company paid $6,037 of the contingent consideration payable in respect to the merchant portfolios acquired in prior years.

•

Based on management’s assessment of the fair value of the contingent consideration payable on merchant portfolios at the balance sheet date, a release of $3,044 has been recorded in the Consolidated Balance Sheet against the merchant portfolios acquired during the year ended December 31, 2019.

The remaining estimated contingent consideration of $11,449 is classified as a liability on the Consolidated Balance Sheet, of which $4,798 is non-current. The remaining contingent consideration relates to merchant buyouts.

Deferred consideration payable

At January 1, 2018, the deferred consideration balance was $28,685. During 2018, the following activities took place, reducing the deferred consideration balance to $0 at December 31, 2018:

•

Deferred consideration of $1,820 was paid in cash for a 2016 acquisition. The Company agreed with the sellers that the remaining amount of deferred consideration of $1,495 would not be paid and was cancelled. As a result, a gain of $1,495 was recorded within “Other (expense)/income, net.”

•	Deferred consideration of $25,370 was paid in cash in respect of the 2014 acquisition of Meritus Payment Solutions.

There has been no further movement in deferred consideration payable in 2019, with the balance remaining at $0.

13. Contingent consideration receivable

The current and non-current contingent consideration receivable arose on the disposal of Paysafe Merchant Services Limited (“PMSL”), a previous subsidiary of Paysafe Group Limited. The disposal occurred on December 20, 2017, immediately prior to the acquisition of Paysafe Group Limited by the Company.

The contingent consideration is to be received in bi annual installments up to December 20, 2023, known as the ‘target payments’. The target payments are fixed amounts that are contingent on the future distributable cash generated by PMSL. If the distributable cash generated by PMSL is lower than the amount of the target payments (a “shortfall”), the amount receivable will be limited to the distributable cash generated.

Under the terms of the disposal agreement, if the buyer defaults on payment and the Company issues a 90-day notice to pay, certain shares of PMSL can be held by the Company as security on the payment of the contingent consideration receivable (“Share Charge”).

As of December 31, 2019 and 2018, the possibility of the enactment of a Share Charge is considered remote. All amounts due in the period under the agreed terms of the disposal have been settled by the buyer in full.

At December 31, 2019 and 2018, the Company expects the future target payments to be met in full. The contingent consideration receivable has been discounted using a discount rate of 16.5%, reflecting the risks associated with the operation of the PMSL business and cashflows. As of December 31, 2019 and 2018 a movement of 1% of the discount rate would impact the receivable by $2,775 and $3,682, respectively.

The following table summarized the movement in the contingent consideration receivable during the years ended December 31, 2019 and 2018.

Total
Balance at January 1, 2018	$197,452
Fair value gain on contingent consideration receivable(1)	30,450
Settlements	(45,424)
Foreign exchange	(4,517)

Balance at December 31, 2018	177,961
Fair value gain on contingent consideration receivable(1)	27,274
Settlements	(47,143)
Foreign exchange	5,937

Balance at December 31, 2019	164,029

Current portion of contingent consideration receivable	50,170

Non-current portion of contingent consideration receivable	$113,859

(1)

The gain recognized during the years ended December 31, 2019 and 2018 is due to the fair value measurement of the contingent consideration receivable and is recorded in Other (expense)/income, net (Note 21).

It is noted that, pursuant to the disposal agreement, payments due are made directly to Topco. Topco is obliged to transfer such proceeds to the Company, but only to the extent that it receives such amounts from the buyer. During the years ended December 31, 2019 and 2018, Topco has received payments from the buyer of $47,143 and $45,424 (at transaction date foreign exchange rates), respectively. As of December 31, 2019 and 2018, the total outstanding balance due from Topco to the Company is $12,903 and $42,625 (at closing foreign exchange rates), respectively, and is included within current “Related party receivables” in the Consolidated Balance Sheets.

14. Business Combination

iPayment Holdings Inc.

On June 1, 2018, a subsidiary of the Company, Paysafe Holdings (US) Corp acquired 100% of the issued share capital and thus obtained control of iPayment Holdings Inc. and its subsidiaries (“iPayment”). iPayment is a U.S.-based provider of payment and processing services for small and medium-sized businesses.

The acquisition forms part of Paysafe’s investment strategy to expand its presence in North America in response to significant growth opportunities. The integration process of combining iPayment with Paysafe’s North American payment processing organization commenced in 2018, with the Company benefiting from both cost and revenue synergies.

The following table summarizes the purchase price and fair value of the assets and liabilities acquired on acquisition.

Cash consideration	$228,154

Total purchase price	228,154
Cash and cash equivalents	3,823
Prepaid expenses and other current assets	6,882
Trade and other receivables	37,427
Deferred tax assets	26,402
Property, plant and equipment	6,763
Intangible assets(1)	383,217
Trade and other payables	(35,271)
Loans and borrowings	(685,007)
Deferred tax liability	(67,040)

Net liabilities acquired	(322,804)

Goodwill	$550,958

(1)	Intangible assets are primarily comprised of customer relationships.

Goodwill is not deductible for tax purposes.

iPayment Holdings Inc. revenues of $189,346 and net earnings of $38,644 are included in the Consolidated Statements of Comprehensive Loss from the date of acquisition and are reported as part of the Integrated Processing segment (Note 22). The unaudited pro forma consolidated revenues and net loss for the Company for the period ended December 31, 2018 would have been $1,270,805 and $49,308, respectively, had the iPayment acquisition occurred on January 1, 2018. These pro forma results are presented for informational purposes only and are not indicative of future operations or results that would have been achieved had the acquisition been completed as of January 1, 2018.

Gross contractual amounts receivable are equal to their book value where appropriate.

During the year ended December 31, 2018 the Company incurred acquisition-related costs of approximately $2,505, which are recorded in Restructuring and Other Costs on the Consolidated Statements of Comprehensive Loss.

15. Gain on disposal of a subsidiary

On June 26, 2019, Paysafe Group Limited, an indirect subsidiary of the Company, disposed of 100% of the share capital of Paysafe UK GOLO Holdco Limited for a total consideration of $9,523.

Cash consideration	$9,523

Total cash consideration	9,523
Less: Net assets on disposal	4,695

Gain on disposal of a subsidiary	$4,828

As a result of the disposal, the Company recognized a gain of $4,828 during the year ended December 31, 2019, recorded in Gain on disposal of a subsidiary and other assets, net on the Consolidated Statements of Comprehensive Loss.

16. Share-based payments

On January 2, 2018, Pi Jersey Topco Limited adopted a plan (the “Plan”) authorizing the issuance of equity-based awards, including A ordinary shares and B ordinary shares, to certain executive and senior managers of the Company in consideration for their employee services. A ordinary shares have been granted to certain executives and senior management only, while B ordinary shares are held by certain executives and senior managers as well as shareholders of Topco. The total number of authorized A ordinary shares under the Plan is 600,000, and there is not a limit to the number of B ordinary shares authorized. A consideration of $2.16 or $1.50 was payable on the grant of each A ordinary share, depending on the grant date, and consideration of $1.00 was payable on the grant of each B ordinary share. The awards are issued and settled by Pi Jersey Topco Limited. The employee services are rendered to the Company. As such, they are accounted for as equity settled share-based payments in the Company’s financial statements.

The A ordinary shares and B ordinary shares include a service-based vesting condition and a performance-based vesting condition. Vesting is subject to continuous service until the achievement of an Exit Event (defined as an Initial Public Offering (“IPO”) whereby Blackstone and CVC retain less than 50% of the B ordinary shares they held immediately prior to the IPO through one or multiple transactions, winding-up or completion of a sale). In the case of an IPO that does not meet the definition of an Exit Event, a portion of A ordinary shares would vest between the IPO and an Exit Event. The Plan also includes a market condition through a ratchet mechanism whereby, upon the achievement of a specified return at an Exit Event or subsequent sale of ordinary shares, a number of B ordinary shares as determined by a formula would automatically be converted into deferred shares, so as to result in the A ordinary shares, which are held by executives and senior managers of the Company only, having an additional ownership percentage of the total equity. This ratchet mechanism impacts the grant date fair value of the A ordinary shares and the B ordinary shares.

As vesting is contingent upon the achievement of an Exit Event, no compensation expense will be recognized prior to the achievement of an IPO, winding-up or completion of a sale and compensation expense for these awards will be recognized when vesting conditions lapse. For the year ended December 31, 2019 and 2018, no compensation charge was recorded. As of December 31, 2019 and 2018, the unrecognized stock-based compensation expense from outstanding A ordinary shares and B ordinary shares awarded to employees was $66,497 and $31,779, respectively.

Changes in the number of A ordinary shares and B ordinary shares are detailed in the table below:

	A ordinary shares	Weighted average grant date fair value	B ordinary shares	Weighted average grant date fair value
Outstanding as of January 1, 2018	—	$43.67	—	$33.66
Granted during the year	593,634	$43.67	299,341	$33.66
Forfeitures during the year	(63,144)	$43.67	(11,212)	$33.66

Outstanding as of December 31, 2018	530,490	$43.67	288,129	$33.66
Granted during the year	139,166	$259.63	23,969	$200.26
Forfeitures during the year	(130,296)	$44.84	(8,527)	$38.06

Outstanding as of December 31, 2019	539,360	$99.11	303,571	$46.69

Assumptions used in the valuation model

The fair value of the A ordinary shares and B ordinary shares was determined using a Monte Carlo simulation approach. The following table shows the principal assumptions used in the valuation:

	For the year ended December 31,
	2019	2018
Expected volatility	30.90%	32.50%
Risk free interest rate	1.84%	2.20%
Dividend yield	Nil	Nil
Weighted average fair value per ordinary share granted	$250.91	$40.31

Expected volatility was determined based on the historical volatility of Paysafe and broadly comparable companies operating in the payments sector.

The increase in the weighted average fair value per ordinary share granted resulted from the timing of the key grants, and thus of the corresponding valuations. The 2018 fair value was driven by a January 2018 enterprise valuation, while the 2019 fair value was impacted by a higher enterprise valuation performed in June 2019. The main drivers behind the increase in the enterprise valuation include synergies achieved from iPayment acquisition (June 2018), increasing scale, diversification of the business (noting expansion in US markets and lower exposure to gambling with the divestment of the Asia Gateway business), organic growth resulting from several strategic initiatives focused on revenue growth and cost efficiencies, and the higher observed EV/EBITDA and transaction multiples within the payments sector.

A single valuation was completed in 2019 and used for all awards in the year, aligned with the material grants made to management. Grants made between the 2018 and 2019 valuation dates are not material. Management do not consider the weighted average fair value per ordinary share granted to be indicative of market price on any future potential sale of the Company.

17. Fair Value Measurements

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2018 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	$—	$—	$177,961

	$—	$—	$177,961

Financial liabilities measured at fair value:
Contingent consideration payable	$—	$—	$8,157
Derivative financial liability	—	10,286	—

	$—	$10,286	$8,157

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2019 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	$—	$—	$164,029

	$—	$—	$164,029

Financial liabilities measured at fair value:
Contingent consideration payable	$—	$—	$11,449
Derivative financial liability	—	27,467	—

	$—	$27,467	$11,449

There were no transfers between levels during the year. A reconciliation of the movements in level 3 financial instruments in the year are shown in Note 12 and 13.

The valuation techniques and significant unobservable inputs used in determining the fair value measurement of contingent consideration receivables is included below. The sensitivity of the contingent consideration receivable to changes in the discount rate is disclosed in Note 13.    Other than this input, a reasonably possible change in one or more of other unobservable inputs would not materially change the fair value of financial instruments listed below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Contingent consideration receivable	Discounted cashflow	Discount rate

Contingent consideration payable is measured at fair value using a discounted cash flow approach.

The Company considers that the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, related party receivables, accounts payable and other liabilities, liabilities to customers and merchants and related party payables approximate fair value given the short-term nature of these items. At December 31, 2019, the carrying amount of our debt approximated fair value (a Level 2 measurement) based on counterparty credit risk and market interest rates for similar debt facilities.

18. Leases

Components of lease expense are as follows:

	For the year ended December 31,
	2019	2018
Operating lease expense	$11,028	$11,292

Supplemental cash flow information related to leases was as follows:

	For the year ended December 31,
	2019	2018
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$10,842	$11,088
Leased assets and liabilities recognized upon adoption	$—	$44,633
Leased assets obtained in exchange for new operating lease liabilities	$16,408	$3,502

Weighted-average remaining lease term and discount rate for our operating leases are as follows:

	As of December 31,
	2019	2018
Weighted-average remaining lease term	5.3 years	5.2 years
Weighted-average discount rate	5.3%	5.6%

As of December 31, 2019, maturities of lease liabilities on an undiscounted cash flow basis were as follows:

2020	$9,214
2021	8,276
2022	7,448
2023	6,945
2024	6,217
2025 and beyond	6,482

Total lease payments	$44,582
Less: interest	(5,941)

Total lease liability	38,641
Current portion of lease liability	9,003

Non-current portion of lease liability	$29,638

19. Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, for the year ended December 31, 2019 and 2018 we have recognized a provision of $9,950 and $9,800, respectively, related to certain litigation proceedings. This amount is presented within accounts payable and other liabilities in the Company’s Consolidated Balance Sheets.

The Company vigorously defends its position on all open cases. While the Company considers a material outflow for any one individual case unlikely, it is noted that there is uncertainty over the final timing and amount of any potential settlements. Management believes the disposition of all claims currently pending, including potential losses from claims that may exceed the liabilities recorded, and claims for loss contingencies that are considered reasonably possible to occur, will not have a material effect, either individually or in the aggregate, on the Company’s consolidated financial condition, results of operations or liquidity.

20. Share capital

On January 2, 2018, the Company issued 99 ordinary shares of $0.01 each for a total cash consideration of $2,064,800. On June 1, 2018, the Company issued additional 125,157,440 ordinary shares of $0.01 for cash consideration of $125,157.

The table below describes this share capital activity during the years ended December 31, 2019 and 2018:

	Number of Shares	Par Value $	Share Premium $	Total $
Authorized, issued and outstanding:
Outstanding at January 1, 2018	1	—	—	—

Issue of 99 ordinary shares	99	—	2,064,800	2,064,800
Issue of 125,157,440 ordinary shares	125,157,440	1,252	123,906	125,157

Outstanding at December 31, 2018 and December 31, 2019	125,157,540	1,252	2,188,706	2,189,958

Ordinary shareholders

Holders of the ordinary shares are entitled to receive dividends and other distributions, to receive notice of, attend and vote at any general meeting, and to participate in all returns of capital on winding up or otherwise. One ordinary share carries one vote.

The Company does not have a limit on the amount of authorized capital.

21. Other (expense)/income, net

A summary of the amounts recorded in Other (expense)/income, net is as follows:

	For the year ended December 31,
	2019	2018
Foreign exchange (loss) gain	$(3,301)	$41,761
Fair value gain on contingent consideration receivable	27,274	30,443
Fair value loss on acquired debt	—	(41,125)
Fair value loss on derivative instruments	(17,325)	(10,342)
Interest expense, net, on related party balances	(8,457)	(8,103)
Other	(12,105)	(6,639)

Other (expense)/income, net	$(13,914)	$5,995

22. Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance. We operate in three operating segments: Integrated Processing, which focuses on card not present and card present solutions for small to medium size business merchants; Digital Wallet, which provides wallet based online payment solutions through our Skrill and NETELLER brands; and eCash Solutions, which enables consumers to use cash to facilitate online purchases through paysafecard prepaid vouchers. These three operating segments, which are also reportable segments as they have not been aggregated, are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment and Corporate primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

The CODM evaluates performance and allocate resources based on Adjusted EBITDA of each operating segment. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs. Corporate overhead costs and Corporate’s allocation of shared costs are included in Corporate in the following table. Corporate overhead costs are costs consumed in the execution of corporate activities that are not directly factored into the production of any service provided by the Company’s segments.

The CODM does not receive segment asset data to evaluate performance or allocate resources and therefore such information is not presented.

The Company earns revenue from the sale of Integrated Processing, Digital Wallet and eCash Solutions services. The information below summarizes revenue and Adjusted EBITDA by segment for the year ended December 31, 2019:

	Integrated Processing	Digital Wallets	eCash Solutions	Corporate(1)	Intersegment Elimination	Total
Revenue from external customers	$728,883	$415,947	$264,584	$—	$—	$1,409,414
Interest Revenue	472	8,014	240	—	—	8,726
Intersegment Revenue(2)	6,104	4,187	7,920	—	(18,211)	—

Revenue	735,459	428,148	272,744	—	(18,211)	1,418,140

Adjusted EBITDA	221,773	212,794	92,303	(60,529)	—	466,341

The information below summarizes revenue and Adjusted EBITDA by segment for the year ended December 31, 2018:

	Integrated Processing	Digital Wallets	eCash Solutions	Corporate(1)	Intersegment Elimination	Total
Revenue from external customers	$537,548	$331,682	$260,782	$—	$—	$1,130,012
Interest Revenue	933	9,424	293	—	—	10,650
Intersegment Revenue(2)	4,820	2,777	2,895	—	(10,492)	0

Revenue	543,301	343,883	263,970	—	(10,492)	1,140,662

Adjusted EBITDA	177,451	190,437	89,785	(49,686)	—	407,987

(1)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.
(2)

Intersegment revenue and related eliminations are primarily for processing of credit card transactions and deposits between segments. Intersegment revenue is primarily recognized based on the volume of transactions processed.

A reconciliation of total segments Adjusted EBITDA to the Company’s loss from operations before taxes is as follows:

	Year ended December 31,
	2019	2018
Segments Adjusted EBITDA	$526,870	$457,673
Corporate costs	(60,529)	(49,686)
Depreciation and amortization	(279,831)	(234,256)
Impairment expense on intangible assets	(88,792)	—
Restructuring and other costs	(50,683)	(57,789)
Gain on disposal of a subsidiary and other assets, net	4,777	—
Other (expense)/income, net	(13,914)	5,995
Interest expense, net	(164,559)	(156,027)

Loss from operations before taxes	$(126,661)	$(34,090)

Geographic Information

Revenue by major geographic region is based upon the geographic location of the customers who receive the Company’s services. Interest revenue is not included within this table as it is not practicable to apportion its geographical source.

The information below summarizes revenue by geographic area for the year ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018
UK	$63,424	$53,506
United States of America	641,585	461,519
Germany	115,093	105,528
All other countries	589,312	509,459

Revenue from external customers	$1,409,414	$1,130,012

(1)	No single country included in the All other countries category generated more than 10% of revenue.

The Company has no single customer contributing 10% or more of the Company’s revenue in the period.

The information below summarizes long-lived assets, net by geographic area for the year ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018
UK	$7,936	$8,967
Canada	10,778	15,146
United States of America	20,674	19,633
Bulgaria	13,144	6,052
Austria	5,246	6,791
All other countries(1)	5,779	7,854

Total long lived assets, net	$63,557	$64,443

(1)	No single country included in the other countries category generated more than 10% of total long lived assets.

23. Related party transactions

Intercompany balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Balances and transactions with related parties

The Company entered the following transactions with related parties. As of December 31, 2019 and 2018, the following amounts were outstanding:

Related party relationship	Type of transaction	Amounts owed by related parties December 31, 2019	Amounts owed to related parties December 31, 2019
Topco	Loan granted	$10,363	$—
Topco	Receivable	12,903	—
PGHL	Loan received	—	257,998
PGHL	Receivable	1,700	—
Director	Loan granted	7,323	—
Other	Receivable	7,097	—

Total		$39,386	$257,998

Related party relationship	Type of transaction	Amounts owed by related parties December 31, 2018	Amounts owed to related parties December 31, 2018
Topco	Loan granted	$—	$—
Topco	Receivable	42,625	—
PGHL	Loan received	—	325,967
PGHL	Receivable	150	—
Director	Loan granted	7,471	—
Other	Receivable	5,900	—

Total		$56,146	$325,967

The amounts outstanding are unsecured and no guarantees have been given or received. No allowances for credit losses have been made for debts in respect of the amounts owed by related parties. Interest expense, net, on related party transactions for the year ended December 31, 2019 and 2018 was $8,457 and $8,103, respectively. These balances are recognized and included within Other (expense)/Income, net.

Transactions with Topco

In June 2019, the Company sold a subsidiary to Topco in exchange for a loan receivable of $9,486, which carries interest at 4% + LIBOR per annum and is payable in June 2024. As of December 31, 2019, this loan receivable balance was $9,626, representing the majority of loans granted to Topco.

A majority of the remaining receivables owed from Topco arose from the disposal of PMSL, a previous subsidiary of Paysafe Group Limited. The contingent consideration payments from the disposal of PMSL are made by the buyer to Topco and Topco is obligated to transfer the consideration received to the Company (See Note 13). During the period, Topco settled a portion of the receivable, and the Company used the funds to partially settle its loan payable to PGHL, as described below. As a result, as of December 31, 2019 and 2018 the amounts owed from Topco related to the disposal of PMSL were $12,903 and $42,625, respectively.

Transactions with PGHL

In January 2018, the Company entered into a shareholder term loan agreement with PGHL for an amount of $317,760, used to fund part of the acquisition price of Paysafe Group Limited. The loan carries interest at a rate equal to the US Applicable Federal Rate. The interest is capitalized to the loan annually and is payable with the principal in July 2026 or earlier at the option of the Company. During the year ended December 31, 2019, the Company partially settled this loan for an amount of $77,068, in connection with the settlement of the loan receivable from Topco as described above.

The Company has a receivable from PGHL which is interest free and repayable on demand. As of December 31, 2019 and 2018 this receivable balance is $1,700 and $150, respectively.

Transactions with directors

The loan granted to a director of the Company carries interest at 4.5% per annum; GBP 2,800 is repayable in January 2021 and the outstanding is repayable on Exit (defined as an IPO, winding-up or completion of a Sale).

Other transactions

The remaining related party transactions mainly relates to a receivable from the parent of Skrill USA. As of December 31, 2019, and 2018 this receivable balance is $5,900. This receivable was settled in May 2020.

24. Subsequent events

European Economic Area (“EEA”)

In connection with the UK’s exit from the European Union, the Company applied for and received two licenses from the Central Bank of Ireland (“CBI”) to enable the continuity of operations within ongoing EEA jurisdictions. The Company has completed its transfer of EEA business to its regulated Irish entities which have completed the necessary passporting notifications to operate in other EEA jurisdictions.

COVID-19

In March 2020, an outbreak of a novel strain of the coronavirus (referred to as COVID-19) occurred and developed such that on March 11, 2020, the World Health Organization has characterized the outbreak as a pandemic.

On March 17, 2020, as a precautionary measure in order to increase our cash position and preserve financial flexibility in light of uncertainty in the global markets resulting from the COVID-19 pandemic, we borrowed $216,000 under our revolving credit facility. We subsequently repaid all outstanding borrowings under our revolving credit facility during the period between August 17, 2020 and October 13, 2020.

As a result of the COVID-19 pandemic, we have experienced slowed growth or decline in new demand for our products and services and lower demand from our existing merchants, which has contributed, in part, to intangible impairments of $102,404 recognized during the nine-months ended September 30, 2020, in addition to an increase in credit losses. Credit losses recognized during the same period were $42,518. However, an estimate of the full extent to which COVID-19 has impacted the Company’s financial results cannot be reasonably made.

Acquisitions

In August 2020, the Company completed the acquisition of Openbucks within the Integrated Processing segment for cash consideration of $9,760, with an additional contingent earnout to be paid in future periods based on earnings targets. Our preliminary estimate of the total expected consideration including earnouts is $13,262. The acquisition was accounted for as a business combination.

Disposition

In October 5, 2020, the Company disposed of Payolution GmbH, a wholly owned subsidiary of the Company, for total consideration up to $57,600. The total consideration consists of cash consideration of $47,100 and a contingent consideration receivable of up to $10,500. The receivable is contingent upon certain financial performance metrics of Payolution GmbH. The consideration for financial performance conditions, if met, will be due in the second quarters of the years ended December 31, 2021 and 2022.

As these events arose after the reporting date and do not provide evidence of a condition that existed at December 31, 2019, these are considered non-adjusting subsequent events. While the extent and duration of the effect of the coronavirus outbreak on the Group and our partners remains unclear, certain of the estimates and judgements made in the preparation of the financial statements at December 31, 2019 may change. However, management are not able to reliably estimate the impact a reduction in global economic activity and market prices might reasonably have on the carrying value of the Company’s assets and liabilities.

Agreement and Plan of Merger

On December 7, 2020, the Company entered into a definitive agreement and plan of merger with Foley Trasimene Acquisition Corp. II (“FTAC”). FTAC is a blank check company incorporated in Delaware and was formed to acquire one or more operating businesses through a business combination. FTAC has obtained commitments from certain investors for a private placement of common shares (“Pipe Investment”) pursuant to the terms of a number of subscription agreements. Under the terms of the proposed transaction, FTAC will combine with the Company and, in connection with the business combination, the Company will become a publicly traded entity under the name “Paysafe Limited” and symbol PSFE. The transaction reflects an implied pro-forma enterprise value at closing of approximately $9,000,000. Existing Paysafe equity holders, including Blackstone, CVC and management, will remain the largest investors in the Company.

Completion of the transaction is subject to approval by FTAC Stockholders, the effectiveness of a registration statement to be filed with the Securities and Exchange Commission in connection with the transaction, and other customary closing conditions, including the receipt of certain regulatory approvals. The transaction is expected to close in the first half of 2021.

As these events arose after the reporting date and do not provide evidence of a condition that existed at December 31, 2019, these are considered non-adjusting subsequent events. Management has evaluated subsequent events up until December 21, 2020 which is the date the financial statements were issued.

Pi Jersey Holdco 1.5 Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	For the nine months ended September 30,
	2020	2019
Revenue	$1,056,204	$1,053,329
Cost of services (excluding depreciation and amortization)	390,985	374,793
Selling, general and administrative	334,794	307,087
Depreciation and amortization	205,560	207,355
Impairment expense on intangible assets	102,404	1,944
Restructuring and other costs	10,511	40,153
Loss/(gain) on disposal of a subsidiary and other assets, net	359	(4,783)

Operating income	11,591	126,780
Other income (expense), net	(31,062)	(14,851)
Interest expense, net	(123,332)	(122,557)

Loss before taxes	(142,803)	(10,628)
Income tax (benefit)/expense	(26,718)	(542)

Net loss	$(116,085)	$(10,086)

Less: net loss attributable to non-controlling interest	(382)	(48)

Net loss attributable to the Company	$(115,703)	$(10,038)

Net loss per ordinary share attributable to the Company—basic and diluted	$(0.92)	$(0.08)
Net loss	$(116,085)	$(10,086)
Other comprehensive loss, net of tax:
Loss on foreign currency translation	(8,531)	(3,945)

Total comprehensive loss	$(124,616)	$(14,031)
Less: comprehensive loss attributable to non-controlling interest	(382)	(48)

Total comprehensive income loss attributable to the Company	$(124,234)	$(13,983)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Pi Jersey Holdco 1.5 Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(U.S. dollars in thousands, except share data)

	September 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$298,800	$234,617
Customer accounts and other restricted cash	1,199,370	1,150,532
Accounts receivable, net of allowance for credit losses of $27,535 and $37,444, respectively	120,071	120,384
Settlement receivables, net of allowance for credit losses of $4,573 and $4,498, respectively	249,624	250,453
Prepaid expenses and other current assets	56,877	62,774
Related party receivables—current	14,256	21,700
Assets held for sale	40,952	—
Contingent consideration receivable—current	32,711	50,170

Total current assets	2,012,661	1,890,630
Deferred tax assets	1,099	1,355
Property, plant and equipment, net	21,159	28,149
Operating lease right-of-use assets	39,593	35,408
Intangible assets, net	1,569,464	1,801,172
Goodwill	3,447,393	3,437,354
Related party receivables—non-current	18,397	17,686
Contingent consideration receivable—non-current	118,596	113,859
Other assets—non-current	713	882

Total non-current assets	5,216,414	5,435,865

Total assets	$7,229,075	$7,326,495

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$218,599	$237,669
Short-term debt	15,400	15,712
Funds payable and amounts due to customers	1,375,811	1,328,792
Operating lease liabilities—current	9,121	9,003
Income taxes payable	7,980	1,036
Related party payables—current	3,749	9,076
Liabilities associated with assets held for sale	4,064	—
Contingent consideration payable—current	5,964	6,651

Total current liabilities	1,640,688	1,607,939
Non-current debt	3,212,634	3,178,419
Related party payables—non-current	227,423	248,922
Operating lease liabilities—non-current	33,360	29,638
Deferred tax liabilities	122,872	165,605
Derivative financial liabilities	50,433	27,467
Contingent consideration payable—non-current	4,747	4,798

Total non-current liabilities	3,651,469	3,654,849

Total liabilities	5,292,157	5,262,788
Commitments and contingent liabilities
Shareholder’s equity
Share capital
- $0.01 par value; authorized, issued and outstanding—125,157,540 shares	1,252	1,252
Share premium	2,188,706	2,188,706
Accumulated deficit	(254,822)	(131,610)
Accumulated other comprehensive loss	(9,133)	(602)

Shareholders’ equity in the Company	1,926,003	2,057,746
Non-controlling interest	10,915	5,961

Total shareholder’s equity	1,936,918	2,063,707

Total liabilities and shareholder’s equity	$7,229,075	$7,326,495

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Pi Jersey Holdco 1.5 Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY

(U.S. dollars in thousands)

	Share capital	Share premium	Accumulated deficit	Accumulated other comprehensive loss	Shareholders’ equity in the Company	Non- controlling interest	Total Shareholder’s equity
December 31, 2019	$1,252	$2,188,706	$(131,610)	$(602)	$2,057,746	$5,961	$2,063,707
Cumulative adjustment for adoption of ASC 326 Financial Instruments—Credit Losses (See Note 1)	—	—	(7,509)	—	(7,509)	—	(7,509)
Net loss	—	—	(115,703)	—	(115,703)	(382)	(116,085)
Loss on foreign currency translation	—	—	—	(8,531)	(8,531)	—	(8,531)
Contributions from non-controlling interest holders	—	—	—	—	—	5,336	5,336

September 30, 2020	$1,252	$2,188,706	$(254,822)	$(9,133)	$1,926,003	$10,915	$1,936,918

	Share capital	Share premium	Accumulated deficit	Accumulated other comprehensive loss	Shareholders’ equity in the Company	Non- controlling interest	Total Shareholder’s equity
December 31, 2018	$1,252	$2,188,706	$(21,412)	$(4,465)	$2,164,081	$5,900	$2,169,981
Net loss	—	—	(10,038)	—	(10,038)	(48)	(10,086)
Loss on foreign currency translation	—	—	—	(3,945)	(3,945)	—	(3,945)

September 30, 2019	$1,252	$2,188,706	$(31,450)	$(8,410)	$2,150,098	$5,852	$2,155,950

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Pi Jersey Holdco 1.5 Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(U.S. dollars in thousands)

	Nine Months Ended September 30,
	2020	2019
Cash flows from operating activities
Net loss	$(116,085)	$(10,086)
Adjustments for non-cash items:
Depreciation and amortization	205,560	207,355
Unrealized foreign exchange gain	(8,843)	(5,174)
Deferred tax expense/(benefit)	(41,171)	6,387
Interest expense/(income), net	5,552	(5,014)
Other expense, net	14,613	13,090
Impairment expense on intangible assets	102,404	1,944
Allowance for credit losses and other	42,518	23,504
(Loss)/gain on disposal of a subsidiary and other assets, net	359	(4,783)
Non-cash lease expense	7,847	9,409
Movements in working capital:
Accounts receivable, net	(47,165)	(51,619)
Prepaid expenses, other current assets, and related party receivables	7,522	11,924
Settlement receivables, net	10,636	(10,384
Accounts payable, other liabilities, and related party payables	(18,866)	(3,597)
Funds payable and amounts due to customers	3,322	57,527
Income tax payable	4,603	(29,998)

Net cash flows from operating activities	172,806	210,485

Cash flows from investing activities
Purchase of property, plant & equipment	(2,303)	(6,308)
Purchase of merchant portfolios	(3,241)	(67,547)
Purchase of other intangible assets	(43,356)	(42,982)
Net cash outflow on acquisition of subsidiary	(9,137)	—

Net cash flows used in investing activities	(58,037)	(116,837)

Cash flows from financing activities
Proceeds from loans and borrowings	270,050	46,552
Repayments of loans and borrowings	(323,264)	(40,863)
Proceeds under line of credit	346,867	67,177
Repayments under line of credit	(328,230)	(42,416)
Payments under derivative financial instruments	(3,259)	(3,793)
Contingent consideration paid	(4,359)	(5,664)

Net cash flows (used in)/from financing activities	(42,195)	20,993
Effect of foreign exchange rate changes	45,485	(38,925)

Net increase in cash and cash equivalents, including customer accounts and other restricted cash, and cash and cash equivalents classified within current assets held for sale during the year	118,059	75,716
Less: Net decrease in cash and cash equivalents classified within current assets held for sale	(2,250)	—

Net increase in cash and cash equivalents, including customer accounts and other restricted cash during the year	115,809	75,716
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period(1)	1,382,361	1,199,738

Cash and cash equivalents, including customer accounts and other restricted cash at end of period	$1,498,170	$1,275,454

(1)

Cash and cash equivalents, including customer accounts and other restricted cash, as of January 1, 2020 decreased by $2,788 as a result of the cumulative-effect adjustment to Customer accounts and other restricted cash for the adoption of the ASC 326 Financial Instruments—Credit (See Note 1).

	Nine Months Ended September 30,
	2020	2019
Supplemental cash flow disclosures:
Cash paid for interest	$117,780	$127,571
Cash paid for Income taxes	$9,850	$23,069

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the unaudited condensed consolidated statement of financial position to the total of the same amounts shown in the unaudited condensed consolidated statement of cash flows:

	Nine Months Ended September 30,
	2020	2019
Cash and cash equivalents	$298,800	$172,868
Customer accounts and restricted cash	1,199,370	1,102,586

Total cash and cash equivalents, including customer accounts and other restricted cash	$1,498,170	$1,275,454

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Pi Jersey Holdco 1.5 Limited

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

1.	Basis of presentation and summary of significant accounting policies

Description of the Business and Basis of Presentation

In these unaudited condensed consolidated financial statements and related notes, Pi Jersey Holdco 1.5 Limited, (“Pi Jersey Holdco”) and its consolidated subsidiaries are referred to collectively as “Paysafe,” “we,” “us,” and “the Company” unless the context requires otherwise. Paysafe is a leading global provider of end-to-end payment solutions. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through our payment platforms.

The Company provides payment solutions through three primary lines of business, that represent our reporting segments: Integrated Processing, Digital Wallet and eCash Solutions. Our Integrated Processing business is focused on card not present and card present solutions for small to medium size business merchants. The Digital Wallet business provides wallet based online payment solutions through our Skrill and NETELLER brands; and our eCash Solutions business enables consumers to use cash to facilitate online purchases through our paysafecard prepaid vouchers. With over 20 years of online payment experience, the Company connects businesses and consumers across 200 payment types in over 40 currencies around the world. The Company provides these payment solutions in the following principal verticals; e-commerce, on-line gambling, and on-line gaming; the principal markets being in North America and Europe.

The Company is a wholly owned subsidiary of Paysafe Group Holdings Limited (“PGHL” or the “Immediate Parent”) and was incorporated in Jersey, Channel Islands, on November 17, 2017. The Company is primarily owned by funds of CVC Capital Partners (“CVC”) and The Blackstone Group Inc. (“Blackstone”). This ownership is through the ultimate parent entity, Pi Jersey Topco Limited (“Topco” or the “Ultimate Parent”), who directly wholly owns PGHL.

In August 2020, the Company completed the acquisition of Openbucks for cash consideration of $9,760 with an additional contingent earnout to be paid in future periods based on earnings targets. Our preliminary estimate of the total expected consideration including earnouts is $13,262. As of the date of the issuance of these financials, the determination of the final purchase price allocation to specific assets acquired and liabilities assumed is incomplete due to timing of the acquisition. The current estimate of the purchase price allocations may change in future periods as the fair value estimates of assets and liabilities (including, but not limited to, goodwill, intangibles and contingent consideration payable) and the valuation of the related tax assets and liabilities are completed.

The accompanying unaudited condensed consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included. Operating results for the nine-months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020 or any other interim period.

These interim financial statements are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019.

COVID-19 Impacts

In March 2020, an outbreak of a novel strain of the coronavirus (referred to as COVID-19) occurred and developed such that on March 11, 2020, the World Health Organization has characterized the outbreak as a pandemic.

On March 17, 2020, as a precautionary measure in order to increase our cash position and preserve financial flexibility in light of uncertainty in the global markets resulting from the COVID-19 pandemic, we borrowed $216,000 under our revolving credit facility. We subsequently repaid all outstanding borrowings under our revolving credit facility during the period between August 17, 2020 and October 13, 2020.

As a result of the COVID-19 pandemic, we have experienced slowed growth or decline in new demand for our products and services and lower demand from our existing merchants, which has contributed, in part, to intangible impairments of $102,404 recognized during the nine-months ended September 30, 2020 (See Note 4), in addition to an increase in current expected credit losses. Current expected credit losses recognized during the same period were $42,518 (See Note 1). However, an estimate of the full extent to which COVID-19 has impacted the Company’s financial results cannot be reasonably made.

Disaggregation of Revenue

The Company provides payment solutions through three primary lines of business: Integrated Processing, Digital Wallet and eCash Solutions. For each primary source of revenue within these business lines, the Company’s main performance obligation is to stand ready to provide payment services to merchants and consumers. As a result of the concentration of revenue streams within each of the primary lines of business, the Company does not disaggregate revenue below this level. These revenue streams align with our segments and the resulting segment disclosures (See Note 14).

We do not have any contract balances associated with our contracts with customers as of September 30, 2020 and December 31, 2019. The Company has applied the practical expedient to exclude disclosure of remaining performance obligations as the Company’s contracts typically have a term of one year or less.

Recent Accounting Pronouncements

Allowance for Current Expected Credit Losses

In 2016 the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. We adopted the standard on January 1, 2020 using the modified retrospective transition method. The adoption of this standard resulted in a cumulative-effect adjustment to increase the allowance for current expected credit losses by $7,360 and $2,788 for financial guarantees and cash and cash equivalents, respectively, and decrease retained earnings by $7,509, net of tax, on January 1, 2020. The amendments in this update changed how we measure and recognize credit impairment for certain financial instruments measured at amortized cost. Under the current expected credit losses model required by ASU 2016-13, we recognize at asset inception and each subsequent reporting date an estimate of current expected credit losses expected to occur over the remaining life of each pool of financial assets with similar risk characteristics.

The Company has exposure to credit losses for financial assets including cash and cash equivalents, settlement receivables, accounts receivable, customer accounts and other restricted cash, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases. Chargebacks result in credit loss exposure to the Company when either the merchant or other partners become bankrupt or are otherwise unable to meet their financial obligation. We utilize a combination of aging or probability of default methods to develop an estimate of current expected credit losses, depending on the nature and risk profile of the underlying asset pool. A broad range of information is considered in the estimation process, including historical loss information adjusted for current conditions and expectations of future trends. The estimation process also includes consideration of qualitative and quantitative risk factors associated with the age of asset balances, expected timing and probability of default, loss given default, exposure at default, merchant risk profiles, and relevant macro-economic factors.

Financial assets are presented net of the allowance for current expected credit losses in the condensed consolidated balance sheets. The allowance for current expected credit losses related to financial guarantees and merchant overdrafts are recorded as a liability and included within Accounts payable and other liabilities within the condensed consolidated statement of financial position.

The measurement of the allowance for current expected credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of Selling, general and administrative expense in the consolidated statements of income. Write-offs are recorded in the period in which the asset is deemed to be uncollectible. Prior to the adoption of ASU 2016-13, credit losses on these financial instruments were recognized when an occurrence was deemed to be probable.

The following table summarizes the current expected credit allowance activity for cash and cash equivalents, settlement receivables, net, accounts receivable, net, financial guarantee contracts and merchant cash advances for the nine-months ended September 30, 2020:

Total allowance for current expected credit losses
Beginning balance, December 31, 2019	$52,866
Adjustment for adoption of ASC 326 Financial Instruments—Credit Losses	10,148
Current expected credit loss expense	42,518
Write-Offs	(35,230)

Ending balance, September 30, 2020	$70,302

(1)

As of September 30, 2020, $34,994 of the allowance for current expected credit losses is recorded net of financial assets, $8,048 is recorded as a liability and $27,260 is classified as current assets and current liabilities held for sale (See Note 10).

Fair Value Measurements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company adopted this guidance effective January 1, 2020 and has applied the guidance prospectively to the disclosures herein (See Note 11), which did not have a material impact on the Company’s condensed consolidated financial statements and related disclosures.

Capitalized implementation costs

In August 2018, the FASB issued ASU No. 2018-15 Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This new guidance aligns the requirements for capitalizing implementation costs incurred by an entity related to a cloud computing arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. Accordingly, this guidance requires an entity to capitalize certain implementation costs incurred and then amortize them over the term of the cloud hosting arrangement. Furthermore, this guidance also requires an entity to present the expense, cash flows, and capitalized implementation costs in the same financial statement line items as the associated hosting service. The guidance was effective for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The Company adopted this guidance effective January 1, 2020 and has applied the guidance prospectively, which did not have a material impact on the Company’s condensed consolidated financial statements.

Accounting Standards Issued but not yet Adopted

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The amendments in this ASU are intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments are also intended to improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company will adopt the new guidance effective January 1, 2021. We are currently evaluating the effect of this new guidance on our condensed consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848),” which provides optional expedients and exceptions to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update apply only to contracts, hedging relationships, and other transactions that reference London Inter-bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022 for which an entity has elected certain optional expedients and which are retained through the end of the hedging relationship. The amendments in this update also include a general principle that permits an entity to consider contract modifications due to reference rate reform to be an event that does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. If elected, the optional expedients for contract modifications must be applied consistently for all eligible contracts or eligible transactions within the relevant ASC Topic or Industry Subtopic that contains the guidance that otherwise would be required to be applied. The amendments in this update were effective upon issuance and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. We have not yet adopted this new guidance are currently evaluating the effect on our condensed consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06 Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This update reduces the number of accounting models for convertible debt instruments resulting in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in-capital. In addition, this update also makes targeted changes to the disclosures for convertible instruments and earnings-per-share guidance. This guidance may be adopted through either a modified retrospective or fully retrospective method of transition and will take effect for public companies with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years, and must be adopted as of the beginning of the Company’s fiscal year. We are currently evaluating the effect of this new guidance our condensed consolidated financial statements.

2.	Net loss per share attributable to the Company

The following table sets forth the computation of the Company’s basic and diluted net loss per ordinary share attributable to the Company:

	Nine Months Ended September 30,
	2020	2019
Numerator
Net loss attributable to the Company	$(115,703)	$(10,038)
Denominator
Weighted average shares of share capital—basic and diluted	125,157,540	125,157,540
Net loss per share attributable to the Company
Basic and diluted	$(0.92)	$(0.08)

3.	Taxation

We account for income taxes in interim periods pursuant to the provisions of ASC 740 Income Taxes. Under this method, our provision for or benefit from income taxes is computed at an estimated annual effective tax rate and the effects of any discrete income tax items are recognized in the periods in which they occur.

Our effective tax rate for the nine-months ended September 30, 2020 and September 30, 2019 was 18.7% and 5.1%, respectively. The difference between our effective tax rate and the U.K. statutory rate of 19% in the above periods was primarily the result of foreign income taxed at varying rates and items identified as discrete during the interim periods.

4.	Goodwill

Changes in the carrying amount of goodwill are as follows:

	Integrated Processing	Digital Wallet	eCash Solutions	Total
Balance as of December 31, 2019	$1,798,923	$1,005,699	$632,732	$3,437,354
Additions during the period	—	—	12,982	12,982
Reductions during the period	(31,751)	—	—	(31,751)
Foreign exchange	—	—	28,808	28,808

Balance as of September 30, 2020	$1,767,172	$1,005,699	$674,522	$3,447,393

	Integrated Processing	Digital Wallet	eCash Solutions	Total
Balance as of December 31, 2018	$1,798,923	$1,005,699	$647,063	$3,451,685
Foreign exchange	—	—	(32,121)	(32,121)

Balance as of September 30, 2019	$1,798,923	$1,005,699	$614,942	$3,419,564

The majority of goodwill relates to the acquisitions of Paysafe Group Limited and of iPayment Holdings Inc. in prior periods. Additions to goodwill within the eCash segment in the current year relate to the acquisition of Openbucks (See Note 1). Reductions to goodwill within the Integrated Processing Solutions segment in the current year relate to assets held for sale (See Note 10).

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. Due to the COVID-19 outbreak in March of the current year and the resulting uncertainty on future performance (See Note 1), we performed an assessment at March 31, 2020 using a discounted cash flow methodology. The fair value was based on a 5-year discounted cash flow model with a terminal value calculated by applying an exit multiple to year 5 cash flows. The key assumptions include expected cash flows, exit multiple, and discount rate. The cash flow forecast was based on our expectation of future outcomes considering past experience and market participant expectations. The exit multiple was determined based on comparable companies’ transaction multiples and discounted based on business-specific considerations. Management considered these to be reasonable exit multiples in the context of transaction multiples within the payments sector over the last 5 years and consistent with the assumption that a market participant would make. Discount rate assumptions are based on determining a cost of debt and equity followed by an assessment as to whether there are risks not adjusted for in the future cash flows of the respective reporting unit. Failure to achieve these expected results or changes in the discount rate may cause a future impairment of goodwill at the reporting unit level.

Based on the analysis performed, it was determined that no adjustment to the carrying value of goodwill of any reporting unit was required. There is no accumulated impairment of goodwill as of September 30, 2020 or December 31, 2019 and there have been no other events or changes in circumstances subsequent to the testing date that would indicate impairment of these reporting units.

For the year ended December 31, 2019, the Company performed the annual goodwill impairment test as of November 30th. The annual impairment test date changed in the current year to October 1st, following management efforts to accelerate year-end closing activities. The fair value of the reporting units used in the 2019 goodwill impairment test was also based on a 5-year discounted cash flow model.

5.	Intangible assets

The Company’s intangible assets consisted of the following:

	September 30, 2020	December 31, 2019
Brands	$167,127	$161,985
Software development costs	744,408	696,154
Customer relationships	1,513,368	1,487,613
Computer software	20,896	26,205

	2,445,799	2,371,957

Less accumulated amortization on:
Brands	52,257	37,783
Software development costs	258,606	175,832
Customer relationships	365,138	258,871
Computer software	9,276	9,645

	685,277	482,131

Less accumulated impairment on:
Brands	344	344
Software development costs	83,239	40,258
Customer relationships	107,475	48,052
Computer software	—	—

	191,058	88,654

Intangible assets, net	$1,569,464	$1,801,172

Amortization expense on intangible assets for the nine-months ended September 30, 2020 and 2019, were $195,983 and $183,754, respectively.

When events and circumstances have occurred that would indicate the carrying amount of intangible assets is not recoverable, the Company performs an impairment analysis. As a result of this analysis, the Company recognized an impairment loss for certain software development and customer relationships resulting from shortening an asset’s estimated useful life following accelerated retirement of a legacy IT platform as well as deterioration in the assets forecasted cashflows. An additional impairment loss was recognized for certain acquired merchant portfolios due to higher than anticipated merchant attrition rates observed since the assets acquisition. Management determined the individual assets’ fair value based on discounted cash flow forecasts and market participant assumptions which represent Level 3 inputs. Management’s key assumptions included expected cashflows and discount rate (8.2%). The review led to the recognition of an impairment loss of $42,981 for software development and $31,878 for customer relationships acquired in the past acquisitions of Paysafe Group Limited and iPayment Holdings, Inc. An additional impairment loss of $27,545 was recorded against customer relationships relating to acquired merchant portfolios. The impairment losses are for the Integrated Processing Solutions segment and are recognized in the condensed consolidated statement of comprehensive loss under “Impairment expense on intangible assets.”

6.	Debt

The Company’s credit facilities consist of a first lien term loan, a second lien term loan and a first lien revolving credit facility (“First Lien Revolving Credit Facility”). The first lien term loan consists of a $1,540,000 USD Facility (“USD First Lien Term Loan) and €1,043,716 EUR Facility (“EUR First Lien Term Loan). The second lien term loan facility consists of a $250,000 USD Facility (“USD Second Lien Term Loan) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”).

During the nine-months ended September 30, 2020 and 2019, the Company had repaid $11,550 and $11,500, respectively, under the USD First Lien Term Loan. Interest under all the facilities was paid on a monthly basis until March 31, 2020 and then subsequently paid either quarterly or biannually. Interest expense on the above loans for the nine-months ended September 30, 2020 and 2019, were $123,332 and $122,557 respectively.

The First Lien Revolving Credit Facility has an available balance of $225,000 in multiple currencies, from which the Company has made draw downs and repayments throughout the year. As of September 30, 2020 and December 31, 2019, the Company had unpaid drawdowns of $33,997 and $76,881, respectively. The Company also pays a fee on the daily portion of the facility that is not utilized and available for future borrowings. For the nine-months ended September 30, 2020, the commitment fee payable on the unutilized amount was 30% of the applicable margin of 3.00%, compared to the applicable margin of 2.75% for the year ended December 31, 2019.

In 2019, the Company finalized a $25,000 Line of Credit. In the first quarter of 2020, the Line of Credit was increased to $50,000 and the maturity date was extended to May 2023. The Line of Credit is restricted for use in funding settlements in the integrated processing business and is secured against known transactions. As of September 30, 2020 and December 31, 2019, the Company had an outstanding balance of $43,000 and $24,362.

As of September 30, 2020 and December 31, 2019, the Company had issued $127,458 and $126,000, letters of credit, respectively, for use in the ordinary course of business.

The key terms of these facilities were as follows:

Facility	Currency	Interest rate	Facility maturity date	Principal outstanding at September 30, 2020 (Local Currency)	Principal outstanding at September 30, 2020 (USD)
USD First Lien Term Loan	USD	USD LIBOR + 3.50%(1)	Jan-25	$1,501,500	$1,501,500
USD Second Lien Term Loan	USD	USD LIBOR + 7.25%	Jan-26	250,000	250,000
EUR First Lien Term Loan	EUR	EURIBOR + 3.25%(1)	Jan-25	1,043,716	1,223,549
EUR Second Lien Term Loan	EUR	EURIBOR + 7.00%	Jan-26	212,459	249,065
First Lien Revolving Credit Facility	EUR	BASE + 3.00%(1)	Jan-24	29,000	33,997
Line of Credit	USD	Prime(2)—0.25%	May-23	43,000	43,000

Total Principal Outstanding					$3,301,111

(1)	During the nine-months ended September 30, 2020, the margin on these facilities was increased by 25 basis points and it currently stands at the amounts reflected in this table.
(2)

The Prime Rate is defined as the rate of interest per annum most recently published in The Wall Street Journal (or any successor publication if The Wall Street Journal is no longer published) in the “Money Rates” Section (or such successor section) as the “Prime Rate.”

	September 30, 2020	December 31, 2019
Principal Outstanding	$3,301,111	$3,272,779
Deferred Debt Issuance Costs	(52,920)	(60,108)
Amortization of interest expense	(20,157)	(18,540)

Total	$3,228,034	$3,194,131
Short-term debt	15,400	15,712

Non-current debt	$3,212,634	$3,178,419

Amortization of deferred debt issuance costs for the nine-months ended September 30, 2020 and 2019, were $7,956 and $10,085, respectively.

Compliance with Covenants

The Company’s Senior Credit Facility contains affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and Revolving Credit Facility utilization, as defined in the agreement. The financial covenants under the Senior Credit Facility require the Company to test its First Lien Net Leverage Ratio if the principal amount of the Revolving Facility Loans outstanding at the reporting date exceeds 40% of the total Revolving Credit Facility Commitment. Only if the Revolving Credit Facility utilization is greater than 40% at the reporting date, the First Lien Net Leverage Ratio is not permitted to exceed 9.00 to 1.00. The First Lien Net Leverage Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) consolidated EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its financial covenants at September 30, 2020.

7.	Derivative instruments

The Company has entered into derivative financial instruments to manage its interest rate risk related to its variable-rate credit facilities, comprised of its First Lien Term Loan and Second Lien Term Loan (see Note 6). The Company’s derivative instruments consisted of interest rate swaps and interest rate cap agreements (collectively “interest rate contracts”). The interest rate contracts are measured at fair value and not designated as hedges for accounting purposes; as such, any fair value changes are recorded in “Other (expense)/income, net” in the Company’s condensed consolidated statement of comprehensive loss. The Company extended the maturity of the interest rate swaps in April 2020. As of September 30, 2020, the Company has two interest rate caps and two interest rate swaps maturing on December 31, 2021 and December 31, 2023, with combined notional amounts of $815,759 and $1,093,931, respectively.

The interest rate swaps mitigate the exposure to the variable-rate debt by effectively converting the floating-rate payments under the First Lien Term Loan and Second Lien Term Loan to fixed-rate payments. The interest rate cap agreements cap a portion of the Company’s variable-rate debt under the First Lien Term Loan and Second Lien Term Loan if interest rates rise above the strike rate on the contract. As of September 30, 2020 and December 31, 2019, the Company’s interest rate contracts had a fair value of $50,433 and $27,467, classified as non-current liabilities in the Company’s condensed consolidated statements of financial position. The Company recognized a fair value loss for the nine-months ended September 30, 2020 and 2019 of $22,966 and $20,809, respectively.

For further information regarding the fair value of the derivative instruments see discussion in Note 11.

8.	Contingent consideration payable

Contingent consideration payable is comprised of the following balances:

Balance at January 1, 2019	$8,157
Payments made during the year	(5,664)
Additions in the year	10,307
Released in the year	—

Balance at September 30, 2019	$12,800
Current	$6,776
Noncurrent	$6,024

Balance at January 1, 2020	$11,449
Payments made during the year	(4,359)
Additions in the year	3,724
Released in the year	(103)

Balance at September 30, 2020	$10,711
Current	$5,964
Noncurrent	$4,747

During the nine-months ended September 30, 2020:

-	The Company acquired merchant portfolios and Openbucks and recognized an estimated contingent consideration payable of $3,724, of which $3,502 was related to Openbucks (See Note 1).

-	The Company paid $4,359 of the contingent consideration payable in respect to the merchant portfolios acquired in prior years.

During the nine-months ended September 30, 2019:

-	The Company acquired merchant portfolios and recognized an estimated contingent consideration payable of $10,307.

-	The Company paid $5,664 of the contingent consideration payable in respect to the merchant portfolios acquired in prior years.

The remaining estimated contingent consideration of $10,711 is classified as a liability on the condensed Consolidated Balance Sheet, of which $4,747 is non-current. This contingent consideration arose as part of the consideration of merchant buyouts in the current and prior year and the acquisition of Openbucks in August 2020 (See Note 1). The contingent consideration is payable in cash subject to the future financial performance of the acquisitions.

9.	Contingent consideration receivable

The current and non-current contingent consideration receivable arose on the disposal of Paysafe Merchant Services Limited (“PMSL”), a previous subsidiary of Paysafe Group Limited. The disposal occurred on December 20, 2017, immediately prior to the acquisition of Paysafe Group Limited by the Company.

Under the terms of the disposal agreement, if the buyer defaults on payment and the Company issues a 90-day notice to pay, certain shares of PMSL can be held by the Company as security on the payment of the contingent consideration receivable (“Share Charge”). As of September 30, 2020, the possibility of the enactment of a Share Charge is considered remote. All amounts due in the period under the agreed terms of the disposal have been settled by the buyer in full.

At September 30, 2020, the Company expects the future target payments to be met in full.

The following table summarized the movement in the contingent consideration receivable during the nine-months ended September 30, 2020 and 2019.

Balance at January 1, 2019	$177,961
Fair value gain on contingent consideration receivable	20,469
Settlements	(30,137)
Foreign exchange	(6,566)

Balance at September 30, 2019	$161,727
Current	38,819
Noncurrent	122,908

Balance at January 1, 2020	$164,029
Fair value gain on contingent consideration receivable	10,468
Settlements	(19,417)
Foreign exchange	(3,773)

Balance at September 30, 2020	$151,307
Current	32,711
Noncurrent	118,596

(1)

The gain recognized during the nine-months ended September 30, 2020 and 2019, respectively, is due to the fair value measurement of the contingent consideration receivable and is recorded in Other (expense)/income, net (Note 13).

10.	Assets and liabilities held for sale and disposal of a subsidiary

Assets and Liabilities Held for Sale

As of September 30, 2020, the assets and liabilities of Payolution GmbH, a wholly owned subsidiary within the Integrated Processing Solutions segment, were classified as held for sale. The assets and liabilities held for sale are being marketed for sale and it is the Company’s intention to complete the sales of these assets within twelve months. The disposition of this subsidiary does not qualify for discontinued operations as it does not represent a major line of business within the Company.

The carrying amount of the major classes of assets and liabilities held for sale are as follows:

Assets Held for Sale
Assets
Current assets
Cash and cash equivalents	$2,250
Prepaid expenses and other current assets	2,435
Accounts receivable, net of allowances for current expected credit losses of $24,881	1,456
Non-current assets
Deferred tax assets	543
Property, plant and equipment, net	258
Intangible assets, net	2,259
Goodwill	31,751

Assets held for sale	$40,952

Liabilities
Accounts payable and accrued expenses	$(4,064)

Liabilities associated with assets held for sale	$(4,064)

Disposal of a subsidiary

On June 26, 2019, Paysafe Group Limited, an indirect subsidiary of the Company, disposed of 100% of the share capital of Paysafe UK GOLO Holdco Limited for a total consideration of $9,523.

Cash consideration	$9,523

Total cash consideration	9,523
Net assets on disposal	4,695

Gain on disposal of a subsidiary	$4,828

As a result of the disposal, the Company recognized a gain of $4,828 during the nine-months ended September 30, 2019, recorded in Loss/(gain) on disposal of a subsidiary and other assets, net on the condensed consolidated statements of comprehensive loss.

11.	Fair Value Measurements

The Company uses the hierarchy prescribed in ASC 820, Fair Value Measurements, for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the hierarchy are as follows:

•	Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date,

•

Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability if it has a specified or contractual term, and

•

Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Company’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk.

The fair value hierarchy of financial instruments measured at fair value as of September 30, 2020 is provided below.

As at September 2020	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	$—	$—	$151,307

Financial liabilities measured at fair value:
Contingent consideration payable	$—	$—	$10,711
Derivative financial liability	$—	$50,433	$—

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2019 is provided below.

As at December 2019	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable	$—	$—	$164,029

Financial liabilities measured at fair value:
Contingent consideration payable	$—	$—	$11,449
Derivative financial liability	$—	$27,467	$—

There were no transfers between levels during the nine-months ended September 30, 2020 and 2019. A reconciliation of the movements in level 3 financial instruments in the year are shown in Note 8 and 9.

The valuation techniques and significant unobservable inputs used in determining the fair value measurement of Level 3 financial instruments is set out in the table below. Other than this input, a reasonably possible change in one or more of the unobservable inputs listed below would not materially change the fair value of financial instruments listed below.

Financial instrument	Valuation technique used	Significant unobservable inputs (Weighted Average)
Contingent consideration receivable	Discounted cashflow	Discount rate 16.5%
Contingent consideration payable	Discounted cashflow	Discount rate 12%

The Company considers that the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, related party receivables, accounts payable and accrued expenses, liabilities to customers and merchants and related party payables approximate fair value given the short-term nature of these items.

12.	Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, we have recognized a provision of $10,450 and $9,950 for September 30, 2020 and December 31, 2019, respectively, related to certain litigation proceedings. This amount is presented within accounts payable and accrued expenses in the Company’s condensed Consolidated Balance Sheets.

The Company vigorously defends its position on all open cases. While the Company considers a material outflow for any one individual case unlikely, it is noted that there is uncertainty over the final timing and amount of any potential settlements. Management believes the disposition of all claims currently pending, including potential losses from claims that may exceed the liabilities recorded, and claims for loss contingencies that are considered reasonably possible to occur, will not have a material effect, either individually or in the aggregate, on the Company’s condensed consolidated financial condition, results of operations or liquidity.

Financial guarantee contracts

Through services offered in our Integrated Processing Solutions segment, the Company is exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an allowance for current expected credit losses on financial guarantees as of September 30, 2020 (See Note 1).

13.	Other (expense)/ income, net

A summary of the Other (expense)/income, net is as follows:

	Nine Months Ended September 30,
	2020	2019
Gain/(loss) on foreign exchange	$(8,693)	$(2,278)
Fair value gain on contingent consideration receivable	10,468	20,469
Fair value loss on derivative instruments	(22,966)	(20,809)
Interest expense, net, on related party balances	(3,140)	(6,694)
Other	(6,731)	(5,539)

Other (expense)/income, net	$(31,062)	$(14,851)

14.	Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance. We operate in three reportable segments: Integrated Processing Solutions, which focuses on card not present and card present solutions for small to medium size business merchants; Digital Wallet, which provides wallet based online payment solutions through our Skrill and NETELLER brands; and eCash Solutions, which enables consumers to use cash to facilitate online purchases through paysafecard prepaid vouchers. These three operating segments, which are also reportable segments as they have not been aggregated, are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment.

Shared costs are allocated to each segment and Corporate primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA.

The CODM evaluates performance and allocate resources based on Adjusted EBITDA of each operating segment. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs. Corporate overhead costs and Corporate’s allocation of shared costs are included in Corporate in the following table. Corporate overhead costs are costs consumed in the execution of corporate activities that are not directly factored into the production of any service provided by the Company’s segments.

The CODM does not receive segment asset data to evaluate performance or allocate resources and therefore such information is not presented.

The Company earns revenue from the sale of Integrated Processing Solutions, Digital Wallet and eCash solution services. The information below summarizes revenue and Adjusted EBITDA by segment for the nine-months ended September 30, 2020:

	Integrated Processing	Digital Wallet	eCash Solutions	Corporate(1)	Intersegment Elimination	Total
Revenue from external customers	$543,255	$291,619	$217,858	$—	$—	$1,052,732
Interest Revenue	101	3,349	21	—	—	3,471
Intersegment Revenue(2)	1,814	3,175	9,171	—	(14,161)	—

Revenue	545,171	298,144	227,050	—	(14,161)	1,056,204
Adjusted EBITDA	155,938	142,135	80,996	(48,644)	—	330,425

The information below summarizes revenue and Adjusted EBITDA by segment for the nine-months ended September 30, 2019:

	Integrated Processing	Digital Wallet	eCash Solutions	Corporate(1)	Intersegment Elimination	Total
Revenue from external customers	$543,960	$308,194	$193,993	$—	$—	$1,046,146
Interest Revenue	347	6,657	178	—	—	7,182
Intersegment Revenue(2)	4,849	2,937	5,644	—	(13,430)	—

Revenue	549,156	317,788	199,815	—	(13,430)	1,053,329
Adjusted EBITDA	185,485	164,905	68,393	(47,334)	—	371,449

(1)	Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

(2)

Intersegment revenue and related eliminations are primarily for processing of credit card transactions and deposits between segments. Intersegment revenue is primarily recognized based on the volume of transactions processed.

A reconciliation of total segments Adjusted EBITDA to the Company’s loss before taxes is as follows:

	Nine Months Ended September 30,
	2020	2019
Segments Adjusted EBITDA	$379,069	$418,783
Corporate costs	(48,644)	(47,334)
Depreciation and amortization	(205,560)	(207,355)
Restructuring and other costs	(10,511)	(40,153)
Impairment expense on intangible assets	(102,404)	(1,944)
Other (expense)/income, net	(31,062)	(14,851)
(Loss)/gain on disposal of subsidiary and other assets, net	(359)	4,783
Interest expense, net	(123,332)	(122,557)

Loss before taxes	$(142,803)	$(10,628)

Geographic Information

Revenue by major geographic region is based upon the geographic location of the customers who receive the Company’s services. Investment income is not included within this table as it is not practicable to apportion its geographical source.

The information below summarizes revenue by geographic area for the nine-months ended September 30, 2020 and 2019:

	Nine Months Ended September 30,
	2020	2019
UK	$40,396	$47,737
United States of America	472,799	487,173
Germany	106,800	83,461
All other countries(1)	432,736	427,774

Revenue from external customers	$1,052,732	$1,046,146

(1)	No single country included in the other countries category generated more than 10% of revenue.

The Group has no single customer contributing 10 % or more of the Group’s revenue in the period.

The information below summarizes long lived assets, net by geographic area:

	September 30, 2020	December 31, 2019
UK	$6,064	$7,936
Canada	8,266	10,778
United States of America	17,981	20,674
Bulgaria	12,943	13,144
Austria	11,173	5,246
All other countries(1)	4,325	5,779

Total long-lived assets, net	$60,752	$63,557

(1)	No single country included in the other countries category comprised more than 10% of total long-lived assets.

15.	Related party transactions

Intercompany balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Balances and transactions with related parties

The Company entered the following transactions with related parties. The following amounts were outstanding at the date of the condensed consolidated statements of financial position:

Related Party Relationship	Type of Transaction	Amounts owed by related parties September 30, 2020	Amounts owed to related parties September 30, 2020
Topco	Loan granted	$10,737	$—
Topco	Receivable	12,363	—
PGHL	Loan received	—	231,172
PGHL	Receivable	1,724	—
Director	Loan granted	7,660	—
Other	Receivable	169	—

		$32,653	$231,172

Related Party Relationship	Type of Transaction	Amounts owed by related parties December 31, 2019	Amounts owed to related parties December 31, 2019
Topco	Loan granted	$10,363	$—
Topco	Receivable	12,903	—
PGHL	Loan received	—	257,998
PGHL	Receivable	1,700	—
Director	Loan granted	7,323	—
Other	Receivable	7,097	—

		$39,386	$257,998

The amounts outstanding are unsecured and no guarantees have been given or received. No allowances have been made for credit losses on debts in respect of the amounts owed by related parties. Interest expense, net, on related party transactions was $3,140 and $6,694 for the nine-month period ended September 30, 2020 and 2019, respectively. These balances are recognized and included within Other (expense)/Income, net.

Transactions with Topco

In June 2019, the Company sold a subsidiary to Topco in exchange for a loan receivable of $9,486, which carries interest at 4% + LIBOR per annum and is payable in June 2024. As of September 30, 2020 and December 31, 2019 this loan balances is $10,003 and $9,626, respectively, representing the majority of the loans granted to Topco.

A majority of the remaining amounts owed from the Topco arose from the disposal of PMSL, a previous subsidiary of Paysafe Group Limited (See Note 9). The contingent consideration payments from the disposal of PMSL are made by the buyer to Topco and Topco is obligated to transfer the consideration received to the Company. During the periods ended September 30, 2020 and December 31, 2019, Topco settled a portion of the receivable, and the Company used the funds to partially settle its loan payable to PGHL, as described below. As a result, as of September 30, 2020, and December 31, 2019, the amounts owed from Topco related to the disposal of PMSL were $12,363 and $12,903, respectively.

Transactions with PGHL

In January 2018, The Company entered into a shareholder term loan agreement with PGHL for an amount of $317,760, used to fund part of the acquisition price of Paysafe Group Limited. The loan carries interest at a rate equal to the US Applicable Federal Rate. The interest is capitalized to the loan annually and is payable with the principal in July 2026 or earlier at the option of the Company. During the period ended September 30, 2020 and December 31, 2019, the Company partially settled this loan for an amount of $18,929 and $77,068, respectively, in connection with the settlement of the loan receivable from Topco as described above.

The Company has a receivable from PGHL which is interest free and repayable on demand. As of September 30, 2020 and December 31, 2019 this receivable balance is $1,724 and $1,700, respectively.

Transactions with directors

The loan granted to a director of the Company carries interest at 4.5% per annum; GBP 2,800 is repayable in January 2021 and the outstanding is repayable on Exit (defined as an IPO, winding-up or completion of a Sale).

Other transactions

The remaining related party transactions mainly relate to a receivable from Skrill USAs parent. As of December 31, 2019, this receivable balance is $5,900. This receivable was settled in May 2020.

16.	Subsequent events

Disposition

On October 5, 2020, the Company disposed of Payolution GmbH, a wholly owned subsidiary of the Company, for total consideration up to $57,600. The total consideration consists of cash consideration of $47,100 and a contingent consideration receivable of up to $10,500. The receivable is contingent upon the achievement of certain financial performance metrics of Payolution GmbH. The consideration for financial performance conditions, if met, will be due in the second quarters of the years ended December 31, 2021 and 2022. The assets and liabilities of the subsidiary were classified as held for sale as of September 30, 2020 (See Note 10).

Agreement and Plan of Merger

On December 7, 2020, the Company entered into a definitive agreement and plan of merger with Foley Trasimene Acquisition Corp. II (“FTAC”). FTAC is a blank check company incorporated in Delaware and was formed to acquire one or more operating businesses through a business combination. FTAC has obtained commitments from certain investors for a private placement of common shares (“Pipe Investment”) pursuant to the terms of a number of subscription agreements. Under the terms of the proposed transaction, FTAC will combine with the Company and, in connection with the business combination, the Company will become a publicly traded entity under the name “Paysafe Limited” and symbol PSFE. The transaction reflects an implied pro-forma enterprise value at closing of approximately $9,000,000. Existing Paysafe equity holders, including Blackstone, CVC and management, will remain the largest investors in the Company.

Completion of the transaction is subject to approval by FTAC Stockholders, the effectiveness of a registration statement to be filed with the Securities and Exchange Commission in connection with the transaction, and other customary closing conditions, including the receipt of certain regulatory approvals. The transaction is expected to close in the first half of 2021.

As these events arose after the reporting date and do not provide evidence of a condition that existed at September 30, 2020, these are considered non-adjusting subsequent events. Management has evaluated subsequent events up until December 21, 2020 which is the date the financial statements were issued.

FTAC Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of

Directors of Foley Trasimene Acquisition Corp. II

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Foley Trasimene Acquisition Corp. II (the “Company”) as of July 17, 2020, the related statements of operations, changes in stockholder’s equity and cash flows for the period from July 15, 2020 (inception) through July 17, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 17, 2020, and the results of its operations and its cash flows for the period from July 15, 2020 (inception) through July 17, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

August 18, 2020

FOLEY TRASIMENE ACQUISITION CORP. II

BALANCE SHEET

July 17, 2020

ASSETS
Current asset—cash	$425,000
Deferred offering costs	40,677

Total Assets	$465,677

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:	$2,621
Accrued expenses	40,677
Promissory note—related parties	400,000

Total Current Liabilities	443,298

Commitments and Contingencies
Stockholder’s Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 800,000,000 shares authorized; non issued and outstanding	—
Class B common stock, $0.0001 par value; 80,000,000 shares authorized; 37,375,000 shares issued and outstanding(1)(2)	3,738
Additional paid-in capital	21,262
Accumulated deficit	(2,621)
Total Stockholder’s Equity	22,379

Total Liabilities and Stockholders’ Equity	$465,677

(1)	Includes an aggregate of up to 4,875,000 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).
(2)	The shares and the associated amounts have been retroactively restated to reflect a stock dividend of

2,875,000 shares on the outstanding shares of the Company’s Class B common stock on August 18, 2020

(see Note 5).

The accompanying notes are an integral part of these financial statements.

FOLEY TRASIMENE ACQUISITION CORP. II

STATEMENT OF OPERATIONS

for the period from July 15, 2020 (inception) through July 17, 2020

Formation costs	$2,621

Net loss	$(2,621)

Weighted average shares outstanding, basic and diluted(1)(2)	32,500,000

Basic and diluted loss per common share	$(0.00)

(1)	Excludes an aggregate of up to 4,875,000 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).
(2)	The shares and the associated amounts have been retroactively restated to reflect a stock dividend of

2,875,000 shares on the outstanding shares of the Company’s Class B common stock on August 18, 2020

(see Note 5).

The accompanying notes are an integral part of these financial statements.

FOLEY TRASIMENE ACQUISITION CORP. II

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

for the period from July 15, 2020 (inception) through July 17, 2020

	Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance—July 15, 2020 (inception)	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor(1)(2)	37,375,000	3,738	21,260	—	25,000
Net loss	—	—	—	(2,621)	(2,621)

Balance—July 17, 2020	37,375,000	$3,738	$21,260	$(2,621)	$22,379

(1)	Includes an aggregate of up to 4,875,000 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).
(2)

The shares and the associated amounts have been retroactively restated to reflect a stock dividend of 2,875,000 shares on the outstanding shares of the Company’s Class B common stock on August 18, 2020 (see Note 5).

The accompanying notes are an integral part of these financial statements.

FOLEY TRASIMENE ACQUISITION CORP. II

STATEMENT OF CASH FLOWS

for the period from July 15, 2020 (inception) through July 17, 2020

Cash Flows from Operating Activities:
Net loss	$(2,621)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accrued expenses	2,621
Net cash used in operating activities	—

Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	25,000
Proceeds from promissory note—related party	400,000
Net cash provided by financing activities	425,000

Net Change in Cash	425,000
Cash at beginning of period	—

Cash at end of period	$425,000

Non-cash financing activities:
Deferred offering costs included in accrued offering costs	$40,677

The accompanying notes are an integral part of these financial statements.

FOLEY TRASIMENE ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND PLAN OF BUSINESS OPERATIONS

Foley Trasimene Acquisition Corp. II (the “Company”) is a blank check company incorporated in Delaware on July 15, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on identifying a prospective target business in financial technology or business process outsourcing, which acts as an essential utility to industries that are core to the economy. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of July 17, 2020, the Company had not commenced any operations. All activity for the period from July 15, 2020 (inception) through July 17, 2020 relates to the Company’s formation and the proposed initial public offering (“Proposed Offering”), which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Proposed Offering. The Company has selected December 31 as its fiscal year end.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a Proposed Offering of 130,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”) at $10.00 per Unit (or 149,500,000 Units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3, and the sale of 18,666,667 warrants (or 21,266,667 warrants if the underwriters’ over-allotment option is exercised on full) (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to Trasimene Capital Management FT, LP II, an affiliate of Trasimene Capital Management, LLC (the “Sponsor”), that will close simultaneously with the Proposed Offering.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company must complete its initial Business Combination with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding any deferred underwriting commissions and taxes payable on the interest earned in the Trust Account) at the time the Company signs a definitive agreement in connection with a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Proposed Offering, management has agreed that $10.00 per Unit sold in the Proposed Offering, including proceeds of the sale of the Private Placement Warrants, will be held in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account (initially $10.00 per share), calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Class A common stock will be recorded at redemption value and classified as temporary equity upon the completion of the Proposed Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5), and any Public Shares purchased during or after the Proposed Offering in favor of approving a Business Combination and not to convert any shares in connection with a stockholder vote to approve a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Articles of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Articles of Incorporation (i) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholder’s rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment and (iii) to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to consummate a Business Combination.

The Company will have until 24 months from the closing of the Proposed Offering (the “Combination Period”) to consummate a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and

(iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Proposed Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Proposed Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a third party for services rendered or products sold to the Company, or by a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern Consideration

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the issuance of these financial statements. In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company has access to funds from the Sponsor that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of the Proposed Offering or one year from the issuance of these financial statements (see Note 3).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of July 17, 2020.

Deferred Offering Costs

Deferred offering costs consist of legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Proposed Offering and that will be charged to stockholder’s equity upon the completion of the Proposed Offering. Should the Proposed Offering prove to be unsuccessful, these deferred costs, as well as additional expenses incurred, will be charged to operations.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of July 17, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The provision for income taxes was deemed to be de minimis for the period from July 15, 2020 (inception) through July 17, 2020.

Net Loss Per Common Share

Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 4,875,000 shares of Class B common stock that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 7). At July 17, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. PROPOSED OFFERING

Pursuant to the Proposed Offering, the Company will offer for sale up to 130,000,000 Units (or 149,500,000 Units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit will consist of one share of Class A common stock and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 7).

NOTE 4. PRIVATE PLACEMENT

The Sponsor has committed to purchase an aggregate of 18,666,667 Private Placement Warrants (or 21,266,667 Private Placement Warrants if the underwriters’ over-allotment is exercised in full) at a price of $1.50 per Private Placement Warrant ($28,000,000, or an aggregate of $31,900,000 if the underwriters’ over-allotment is exercised in full) from the Company in a private placement that will occur simultaneously with the closing of the Proposed Offering. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7). The proceeds from the sale of the Private Placement Warrants will be added to the net proceeds from the Proposed Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

During the period ended July 17, 2020, the Sponsor purchased 34,500,000 shares of the Company’s Class B common stock (the “Founder Shares”) for an aggregate purchase price of $25,000. On August 18, 2020, the Company effected a stock dividend with respect to its Class B common stock of 2,875,000 shares thereof, resulting in an aggregate of 37,375,000 outstanding shares of Class B common stock. The shares and the associated amounts have been retroactively restated to reflect the stock dividend. The Founder Shares include an aggregate of up to 4,875,000 shares of Class B common stock subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares will collectively represent 20% of the Company’s issued and outstanding shares upon the completion of the Proposed Offering.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination; and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property

Promissory Note—Related Parties

On July 17, 2020, the Company issued a promissory note (the “Promissory Note”) to the Sponsor and an affiliate of the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $800,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) January 31, 2021 and (ii) the completion of the Proposed Offering. As of July 17, 2020, there was $400,000 outstanding under the Promissory Note.

Administrative Services Agreement

Commencing on the effective date of the Proposed Offering, the Company has entered into an agreement pursuant to which it will pay Cannae Holdings, Inc. up to $5,000 per month for office space, and administrative support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of a Business Combination into warrants at a price of $1.50 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. No amounts have been borrowed under this arrangement as of July 17, 2020.

Related Party Advance

In August 2020, the Sponsor advanced $480,000 to the Company to fund certain prepaid operating expenses. The advance is due on demand and the Company expects to repay the Sponsor for such advance upon consummation of the Proposed Offering.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans (and any Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Offering. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company will grant the underwriters a 45-day option from the date of Proposed Public Offering to purchase up to 19,500,000 additional Units to cover over-allotments, if any, at the Proposed Public Offering price less the underwriting discounts and commissions.

The underwriters will be entitled to a cash underwriting discount of $0.20 per Unit, or $26,000,000 in the aggregate (or $29,900,000 in the aggregate if the underwriters’ over-allotment option is exercised in full), payable upon the closing of the Proposed Offering. In addition, the underwriters will be entitled to a deferred fee of $0.35 per Unit, or $45,500,000 in the aggregate (or $52,325,000 in the aggregate if the underwriters’ over-allotment option is exercised in full). The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, close of the Proposed Offering and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 7. STOCKHOLDERS’ EQUITY

Preferred Stock. The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. At July 17, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock. The Company is authorized to issue 800,000,000 shares of Class A common stock, with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At July 17, 2020, there were no shares of Class A common stock issued or outstanding.

Class B Common Stock. The Company is authorized to issue 80,000,000 shares of Class B common stock, with a par value of $0.0001 per share. Holders of the Class B common stock are entitled to one vote for each share. At July 17, 2020, there were 37,375,000 shares of Class B common stock issued and outstanding, of which an aggregate of up to 4,875,000 shares of Class B common stock are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part so that the number of Founder Shares will equal 20% of the Company’s issued and outstanding common stock after the Proposed Offering.

Only holders of the Class B common stock will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all other matters submitted to a vote of the Company’s stockholders except as otherwise required by law.

The Class B common stock will automatically convert into Class A common stock on the first business day following the completion of a business combination at a ratio such that the number of Class A common stock issuable upon conversion of all Class B common stock will equal, in the aggregate, 25% of the sum of (i) the total number of shares of Class A common stock issued and outstanding upon completion of Proposed Offering, plus (ii) the sum of (a) the total number of shares of Class A common stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or deemed issued, by the Company in connection with or in relation to the completion of a Business Combination (including the forward purchase shares, but not the forward purchase warrants), excluding any Class A common stock or equity-linked securities exercisable for or convertible into Class A common stock issued, or to be issued, to any seller in a Business Combination, and any private placement warrants issued to the Sponsor upon conversion of Working Capital Loans, minus (b) the number of Public Shares redeemed by public stockholders in connection with a Business Combination. Any conversion of Class B common stock will take effect as a compulsory redemption of Class B common stock and an issuance of Class A common stock as a matter of Delaware law. In no event will the Class B common stock convert into Class A common stock at a rate of less than one to one.

Warrants. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Proposed Offering. The Public Warrants will expire five years from the completion of a Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless the Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the issuance of the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In addition, if the shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of the Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company elects to do so, the Company will not be required to file or maintain in effect a registration statement, but it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A common stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied the excess of the “fair market value” less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” shall mean the volume weighted average price of the Class A common stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00—Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Public Warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the last reported sale price of the Class A common stock for any 20 trading days within a 30 trading day period ending three business days before sending the notice of redemption to warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. However, we will not redeem the warrants unless an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period.

Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $10.00—Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of the Class A common stock;

•

if, and only if, the Reference Value (as defined in the above under “Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); and

•

if the Reference Value is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) the private placement warrants must also be concurrently called for redemption on the same terms (except as described below with respect to a holder’s ability to cashless exercise its warrants) as the outstanding public warrants, as described above.

The exercise price and number of shares of common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices described above adjacent to “Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00” and “Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Proposed Offering, except that (x) the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (y) the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees and (z) the Private Placement Warrants and the Class A common stock issuable upon exercise of the Private Placement Warrants will be entitled to registration rights. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 8. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to August 18, 2020, the date that the financial statements were available to be issued. Based on this review, other than as disclosed below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

As of August 18, 2020, there was $500,000 outstanding under the Promissory Note.

In August 2020, the Sponsor advanced $480,000 to the Company to fund certain prepaid operating expenses. The advance is due on demand and the Company expects to repay the Sponsor for such advance upon consummation of the Proposed Offering.

The Company has entered into a forward purchase agreement with Cannae Holdings, a diversified holding company which is externally managed by Trasimene Capital but is not an affiliate of the Company or the sponsor. Pursuant to such agreement, Cannae Holdings has agreed to purchase shares of our Class A common stock in an aggregate share amount equal to 15,000,000 shares of our Class A common stock, plus an aggregate of 5,000,000 redeemable warrants to purchase one share of our Class A common stock at $11.50 per share, for an aggregate purchase price of $150,000,000, or $10.00 for one share of our Class A common stock and one-third of one warrant, in a private placement to occur concurrently with the closing of our initial business combination. The warrants to be sold as part of the forward purchase agreement will be identical to the warrants sold as part of the units in this offering.

In connection with the forward purchase securities sold to Cannae Holdings, the Company expects that the initial stockholders will receive (by way of an adjustment to their existing shares of our Class B common stock) an aggregate number of additional shares of our Class B common stock so that the initial stockholders, in the aggregate, on an as-converted basis, will hold 20% of the shares of our Class A common stock at the time of the closing of the initial business combination. Under the forward purchase agreement, the Company will provide a right of first offer to Cannae Holdings if the Company proposes to raise additional capital by issuing any equity, or securities convertible into, exchangeable or exercisable for equity securities, other than the units and certain excluded securities. In addition, if the Company seeks stockholder approval of a proposed initial business combination, Cannae Holdings has agreed under the forward purchase agreement to vote any shares of Class A common stock owned by Cannae Holdings in favor of any proposed initial business combination.

On August 14, 2020, the Sponsor transferred 25,000 founder shares to each of the independent director nominees at their original purchase price.

On August 18, 2020, the Company effected a stock dividend of 2,875,000 shares with respect to the

Class B common stock, resulting in the initial stockholder holding an aggregate of 37,375,000 Founder Shares.

As a result of the execution of the underwriting agreement on August 18, 2020, the financial statements have been modified to reflect the final terms of the agreement.

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of

Directors of Foley Trasimene Acquisition Corp. II

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Foley Trasimene Acquisition Corp. II (the “Company”) as of August 21, 2020, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of August 21, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

August 27, 2020

FOLEY TRASIMENE ACQUISITION CORP. II

CONDENSED BALANCE SHEET

AUGUST 21, 2020

ASSETS
Current assets
Cash	$1,010,000
Prepaid expenses	556,800

Total Current Assets	1,566,800

Cash held in Trust Account	1,300,000,000

Total Assets	$1,301,566,800

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	$2,621
Accrued offering costs	426,482

Total Current Liabilities	429,103

Deferred underwriting fee payable	45,500,000

Total Liabilities	45,929,103

Commitments and Contingencies

Class A common stock subject to possible redemption, 125,063,769 shares at redemption value	1,250,637,690

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 800,000,000 shares authorized; 4,936,231 issued and outstanding (excluding 125,063,769 shares subject to possible redemption)	494
Class B common stock, $0.0001 par value; 80,000,000 shares authorized; 37,375,000 shares issued and outstanding (1)	3,738
Additional paid-in capital	4,998,441
Accumulated deficit	(2,666)

Total Stockholders’ Equity	5,000,007

Total Liabilities and Stockholders’ Equity	$1,301,566,800

(1)	Includes up to 699,164 shares of Class B common stock subject to forfeiture as a result of the underwriters’ election to partially exercise their over-allotment option (see Notes 5 and 8).

The accompanying notes are an integral part of the financial statement.

FOLEY TRASIMENE ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENT

NOTE 1. ORGANIZATION AND PLAN OF BUSINESS OPERATIONS

Foley Trasimene Acquisition Corp. II (the “Company”) is a blank check company incorporated in Delaware on July 15, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on identifying a prospective target business in financial technology or business process outsourcing, which acts as an essential utility to industries that are core to the economy. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of August 21, 2020, the Company had not commenced any operations. All activity for the period from July 15, 2020 (inception) through August 21, 2020 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on August 18, 2020. On August 21, 2020 the Company consummated the Initial Public Offering of 130,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $1,300,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 18,666,667 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to Trasimene Capital Management FT, LP II, an affiliate of Trasimene Capital Management, LLC (the “Sponsor”), generating gross proceeds of $28,000,000, which is described in Note 4.

Transaction costs amounted to $72,384,637, consisting of $26,000,000 in cash underwriting fees, $45,500,000 of deferred underwriting fees and $884,637 of other offering costs. In addition, as of August 21, 2020, cash of $1,010,000 was held outside of the Trust Account (as defined below) and is available for working capital purposes.

Following the closing of the Initial Public Offering on August 21, 2020, an amount of $1,300,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

On August 26, 2020, the underwriters partially exercised their over-allotment option, resulting in an additional 16,703,345 Units issued for an aggregate amount of $167,033,450. In connection with the underwriters’ partial exercise of their over-allotment option, the Company also consummated the sale of an additional 2,227,113 Private Placement Warrants at $1.50 per Private Placement Warrant, generating total proceeds of $3,340,669. A total of $167,033,450 was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $1,467,033,450 (see Note 8).

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company must complete its initial Business Combination with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding any deferred underwriting commissions and taxes payable on the interest earned in the Trust Account) at the time the Company signs a definitive agreement in connection with a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account (initially $10.00 per share), calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5), and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination and not to convert any shares in connection with a stockholder vote to approve a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Articles of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Articles of Incorporation (i) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholder’s rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment and (iii) to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to consummate a Business Combination.

The Company will have until August 21, 2022 (the “Combination Period”) to consummate a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a third party for services rendered or products sold to the Company, or by a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement is presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of August 21, 2020.

Cash held in Trust Account

At August 21, 2020, the assets held in the Trust Account were held in cash.

Class A common stock subject to possible redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at August 21, 2020, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Offering Costs

Offering costs consist of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounting to $72,384,637 were charged to stockholders’ equity upon the completion of the Initial Public Offering.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of August 21, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statement.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 130,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 18,666,667 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $28,000,000. The Sponsor has agreed to purchase up to an additional 2,600,000 Private Placement Warrants, for an aggregate purchase price of an additional $3,900,000, if the over-allotment option is exercised in full or in part by the underwriters (see Note 8). Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7). The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In July 2020, the Sponsor purchased 34,500,000 shares of the Company’s Class B common stock (the “Founder Shares”) for an aggregate purchase price of $25,000. On August 14, 2020, the Sponsor transferred 25,000 Founder Shares to each of the independent directors at their original purchase price. On August 18, 2020, the Company effected a stock dividend with respect to its Class B common stock of 2,875,000 shares thereof, resulting in an aggregate of 37,375,000 outstanding shares of Class B common stock. The Founder Shares include an aggregate of up to 699,164 shares of Class B common stock that remain subject to forfeiture by the Sponsor following the underwriters’ election to partially exercise their over-allotment option (see Note 8) so that the number of Founder Shares will collectively represent 20% of the Company’s issued and outstanding shares upon the completion of the Initial Public Offering.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination; and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

Related Party Advances

The Sponsor advanced the Company an aggregate of $480,000 to cover expenses related to the Initial Public Offering. The advances were non-interest bearing and due on demand. The outstanding advances of $480,000 were repaid at the closing of the Initial Public Offering on August 21, 2020.

Promissory Note — Related Parties

On July 17, 2020, the Company issued a promissory note (the “Promissory Note”) to the Sponsor and an affiliate of the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $800,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) January 31, 2021 or (ii) the completion of the Initial Public Offering. The outstanding balance under the Promissory Note of $500,000 was repaid at the closing of the Initial Public Offering on August 21, 2020.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the

Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of a Business Combination into warrants at a price of $1.50 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. No amounts have been borrowed under this arrangement as of August 21, 2020.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Administrative Services Agreement

The Company entered into an agreement, commencing on August 18, 2020, to pay Cannae Holdings, Inc. (“Cannae Holdings”) up to $5,000 per month for office space and administrative support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees.

Registration Rights

Pursuant to a registration rights agreement entered into on August 21, 2020, the holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans (and any Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of Initial Public Offering to purchase up to 19,500,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. On August 26, 2020, the underwriters partially exercised their over-allotment option to purchase an additional 16,703,345 Units at $10.00 per Unit, leaving 2,796,655 Units available for a purchase price of $10.00 per Unit.

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $45,500,000 in the aggregate (or $52,325,000 in the aggregate if the underwriters’ over-allotment option is exercised in full) (see Note 8). The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Forward Purchase Agreement

The Company entered into a forward purchase agreement with Cannae Holdings, a diversified holding company which is externally managed by Trasimene Capital Management, LLC but is not an affiliate of the Company or the Sponsor. Pursuant to such agreement, Cannae Holdings has agreed to purchase shares of Class A common stock in an aggregate share amount equal to 15,000,000 shares of Class A common stock, plus an aggregate of 5,000,000 redeemable warrants to purchase one share of Class A common stock at $11.50 per share, for an aggregate purchase price of $150,000,000, or $10.00 for one share of Class A common stock and one-third of one warrant, in a private placement to occur concurrently with the closing of a Business Combination. The warrants to be sold as part of the forward purchase agreement will be identical to the warrants sold as part of the Units in the Initial Public Offering.

In connection with the forward purchase securities sold to Cannae Holdings, the Company expects that the initial stockholders will receive (by way of an adjustment to their existing shares of Class B common stock) an aggregate number of additional shares of Class B common stock so that the initial stockholders, in the aggregate, on an as-converted basis, will hold 20% of the shares of Class A common stock at the time of the closing of a Business Combination. Under the forward purchase agreement, the Company will provide a right of first offer to Cannae Holdings if the Company proposes to raise additional capital by issuing any equity, or securities convertible into, exchangeable or exercisable for equity securities, other than the units and certain excluded securities. In addition, if the Company seeks stockholder approval of a proposed initial Business Combination, Cannae Holdings has agreed under the forward purchase agreement to vote any shares of Class A common stock owned by Cannae Holdings in favor of any proposed initial Business Combination.

NOTE 7. STOCKHOLDERS’ EQUITY

Preferred Stock. The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. At August 21, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock. The Company is authorized to issue 800,000,000 shares of Class A common stock, with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At August 21, 2020, there were 4,936,231 shares of Class A common stock issued and outstanding, excluding 125,063,769 shares of Class A common stock subject to possible redemption.

Class B Common Stock. The Company is authorized to issue 80,000,000 shares of Class B common stock, with a par value of $0.0001 per share. Holders of the Class B common stock are entitled to one vote for each share. At August 21, 2020, there were 37,375,000 shares of Class B common stock issued and outstanding, of which an aggregate of up to 699,164 shares of Class B common stock remain subject to forfeiture as a result of the underwriters’ election to partially exercise their over-allotment option (see Note 8) so that the number of Founder Shares will equal 20% of the Company’s issued and outstanding common stock after the Initial Public Offering.

Only holders of the Class B common stock will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all other matters submitted to a vote of the Company’s stockholders except as otherwise required by law.

The Class B common stock will automatically convert into Class A common stock on the first business day following the completion of a business combination at a ratio such that the number of Class A common stock issuable upon conversion of all Class B common stock will equal, in the aggregate, 25% of the sum of (i) the total number of shares of Class A common stock issued and outstanding upon completion of Initial Public Offering, plus (ii) the sum of (a) the total number of shares of Class A common stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or deemed issued, by the Company in connection with or in relation to the completion of a Business Combination (including the forward purchase shares, but not the forward purchase warrants), excluding any Class A common stock or equity-linked securities exercisable for or convertible into Class A common stock issued, or to be issued, to any seller in a Business Combination, and any private placement warrants issued to the Sponsor upon conversion of Working Capital Loans, minus (b) the number of Public Shares redeemed by public stockholders in connection with a Business Combination. Any conversion of Class B common stock will take effect as a compulsory redemption of Class B common stock and an issuance of Class A common stock as a matter of Delaware law. In no event will the Class B common stock convert into Class A common stock at a rate of less than one to one.

Warrants. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants have an exercise price of $11.50 per share and will expire five years from the completion of a Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless the Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the issuance of the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In addition, if the shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of the Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company elects to do so, the Company will not be required to file or maintain in effect a registration statement, but it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A common stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied the excess of the “fair market value” less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” shall mean the volume weighted average price of the Class A common stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Public Warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the last reported sale price of the Class A common stock for any 20 trading days within a 30 trading day period ending three business days before sending the notice of redemption to warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. However, the Company will not redeem the warrants unless an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period.

Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $10.00 — Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A common stock;

•	if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); and

•

if the Reference Value is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) the Private Placement Warrants must also be concurrently called for redemption on the same as the outstanding Public Warrants, as described above.

The exercise price and number of shares of common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices described above adjacent to “Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00” and “Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that (x) the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (y) the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees and (z) the Private Placement Warrants and the Class A common stock issuable upon exercise of the Private Placement Warrants will be entitled to registration rights. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 8. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statement was issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement.

On August 26, 2020, the underwriters partially exercised their over-allotment option, resulting in an additional 16,703,345 Units issued for an aggregate amount of $167,033,450. In connection with the underwriters’ partial exercise of their over-allotment option, the Company also consummated the sale of an additional 2,227,113 Private Placement Warrants at $1.50 per Private Placement Warrant, generating total proceeds of $3,340,669.

Transaction costs associated with the underwriters’ partial exercise of their over-allotment option amounted to $9,186,840, consisting of $3,340,669 in cash underwriting fees and $5,846,171 of deferred underwriting fees. A total of $167,033,450 was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $1,467,033,450.

As a result of the underwriters’ election to partially exercise their over-allotment option, a total of 4,175,836 Founder Shares are no longer subject to forfeiture. As of August 26, 2020, up to 699,164 shares of Class B common stock remain subject to forfeiture as a result of the underwriters’ election to partially exercise their remaining over-allotment option.

FOLEY TRASIMENE ACQUISITION CORP. II

CONDENSED BALANCE SHEET

SEPTEMBER 30, 2020

(Unaudited)

ASSETS
Current assets
Cash	$547,218
Prepaid expenses	515,966

Total Current Assets	1,063,184

Cash and marketable securities held in Trust Account	1,467,159,824

Total Assets	$1,468,223,008

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$46,334
Income taxes payable	19,538

Total Current Liabilities	65,872

Deferred underwriting fee payable	51,346,171

Total Liabilities	51,412,043

Commitments and Contingencies

Class A common stock subject to possible redemption, 141,181,096 shares at $10.00 per share	1,411,810,960

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 800,000,000 shares authorized; 5,522,249 issued and outstanding (excluding 141,181,096 shares subject to possible redemption)	552
Class B common stock, $0.0001 par value; 80,000,000 shares authorized; 37,375,000 shares issued and outstanding (1)	3,738
Additional paid-in capital	5,012,392
Accumulated deficit	(16,677)

Total Stockholders’ Equity	5,000,005

Total Liabilities and Stockholders’ Equity	$1,468,223,008

(1)	Includes up to 699,164 shares of Class B common stock subject to forfeiture as a result of the underwriters’ election to partially exercise their over-allotment option (see Notes 5 and 9).

The accompanying notes are an integral part of the unaudited condensed financial statements.

FOLEY TRASIMENE ACQUISITION CORP. II

CONDENSED STATEMENT OF OPERATIONS

(Unaudited)

For the Period from July 15, 2020 (Inception) Through September 30, 2020
Formation and general and administrative expenses	$123,513

Loss from operations	(123,513)

Other income:
Interest earned on marketable securities held in Trust Account	126,374

Income before provision for income taxes	2,861
Provision for income taxes	(19,538)

Net loss	$(16,677)

Weighted average shares outstanding of Class A redeemable common stock	144,615,427

Basic and diluted income per share, Class A	$0.00

Weighted average shares outstanding of Class B non-redeemable common stock (1)	36,675,836

Basic and diluted net loss per share, Class B	$(0.00)

(1) Excludes up to 699,164 shares of Class B common stock subject to forfeiture as a result of the underwriters’ election to partially exercise their overallotment option (see Notes 5 and 9).

The accompanying notes are an integral part of the unaudited condensed financial statements.

FOLEY TRASIMENE ACQUISITION CORP. II

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM JULY 15, 2020 (INCEPTION) THROUGH SEPTEMBER 30, 2020

(Unaudited)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance—July 15, 2020 (inception)	—	$—	—	$—	$—	$—	$—

Issuance of Class B common stock to Sponsor(1)	—	—	37,375,000	3,738	21,262	—	25,000

Sale of 146,703,345 Units, net of underwriting discounts	146,703,345	14,670	—	—	1,385,447,303	—	1,385,461,973

Sale of 20,893,780 Private Placement Warrants	—	—	—	—	31,340,669	—	31,340,669

Common stock subject to possible redemption	(141,181,096)	(14,118)	—	—	(1,411,796,842)	—	(1,411,810,960)

Net loss	—	—	—	—	—	(16,677)	(16,677)

Balance—September 30, 2020	5,522,249	$552	37,375,000	$3,738	$5,012,392	$(16,677)	$5,000,005

(1) Includes up to 699,164 shares of Class B common stock subject to forfeiture as a result of the underwriters’ election to partially exercise their overallotment option (see Notes 5 and 9).

The accompanying notes are an integral part of the unaudited condensed financial statements.

FOLEY TRASIMENE ACQUISITION CORP. II

CONDENSED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JULY 15, 2020 (INCEPTION) THROUGH SEPTEMBER 30, 2020

(Unaudited)

Cash Flows from Operating Activities:
Net loss	$(16,677)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(126,374)
Changes in operating assets and liabilities:
Prepaid expenses	(515,966)
Accrued expenses	46,334
Income taxes payable	19,538

Net cash used in operating activities	(593,145)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(1,467,033,450)

Net cash used in investing activities	(1,467,033,450)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	25,000
Proceeds from sale of Units, net of underwriting discounts paid	1,437,692,781
Proceeds from sale of Private Placement Warrants	31,340,669
Proceeds from advances from related party	480,000
Repayment of advances from related party	(480,000)
Proceeds from promissory note—related party	500,000
Repayment of promissory note—related party	(500,000)
Payment of offering costs	(884,637)

Net cash provided by financing activities	1,468,173,813

Net Change in Cash	547,218
Cash—Beginning of period	—

Cash—End of period	$547,218

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Initial classification of Class A common stock subject to possible redemption	$1,250,637,690

Change in value of Class A common stock subject to possible redemption	$161,173,270

Deferred underwriting fee payable	$51,346,171

The accompanying notes are an integral part of the unaudited condensed financial statements.

FOLEY TRASIMENE ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Foley Trasimene Acquisition Corp. II (the “Company”) is a blank check company incorporated in Delaware on July 15, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on identifying a prospective target business in financial technology or business process outsourcing, which acts as an essential utility to industries that are core to the economy. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of September 30, 2020, the Company had not commenced any operations. All activity for the period from July 15, 2020 (inception) through September 30, 2020 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on August 18, 2020. On August 21, 2020 the Company consummated the Initial Public Offering of 130,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $1,300,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 18,666,667 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to Trasimene Capital Management FT, LP II, an affiliate of Trasimene Capital Management, LLC (the “Sponsor”), generating gross proceeds of $28,000,000, which is described in Note 4.

Following the closing of the Initial Public Offering on August 21, 2020, an amount of $1,300,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

On August 26, 2020, the underwriters partially exercised their over-allotment option, resulting in an additional 16,703,345 Units issued for an aggregate amount of $167,033,450. In connection with the underwriters’ partial exercise of their over-allotment option, the Company also consummated the sale of an additional 2,227,113 Private Placement Warrants at $1.50 per Private Placement Warrant, generating total proceeds of $3,340,669. A total of $167,033,450 was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $1,467,033,450.

Transaction costs amounted to $81,571,477, consisting of $29,340,669 in cash underwriting fees, $51,346,171 of deferred underwriting fees and $884,637 of other offering costs. In addition, as of September 30,

2020, cash of $547,218 was held outside of the Trust Account (as defined below) and is available for working capital purposes.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company must complete its initial Business Combination with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding any deferred underwriting commissions and taxes payable on the interest earned in the Trust Account) at the time the Company signs a definitive agreement in connection with a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account (initially $10.00 per share), calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5), and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination and not to convert any shares in connection with a stockholder vote to approve a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Articles of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Articles of Incorporation (i) to modify the substance or timing of the

Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholder’s rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment and (iii) to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to consummate a Business Combination.

The Company will have until August 21, 2022 (the “Combination Period”) to consummate a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a third party for services rendered or products sold to the Company, or by a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Capital Resources

As of September 30, 2020, the Company had $547,218 in its operating bank account, and working capital of approximately $997,000.

The Company’s liquidity needs to date have been satisfied through a contribution of $25,000 from Sponsor to cover for certain expenses in exchange for the issuance of the Founder Shares, the loan of $500,000 from the Sponsor pursuant to a Note (defined below, see Note 5), and the proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note as of August 21, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (defined below, see Note 5). As of September 30, 2020, there were no amounts outstanding under the Working Capital Loans.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the balance sheet. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s final prospectus for its Initial Public Offering as filed with the SEC on August 20, 2020, as well as the audited balance sheet included in the Company’s Current Report on Form 8-K, as filed with the SEC on August 27, 2020. The interim results for the period from July 15, 2020 (inception) through September 30, 2020 are not necessarily indicative of the results to be expected for the period ending December 31, 2020 or for any future interim periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the unaudited condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2020.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2020, the 141,181,096 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheet.

Offering Costs

Offering costs consist of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounting to $81,571,477 were charged to stockholders’ equity upon the completion of the Initial Public Offering.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of September 30, 2020, the Company had a deferred tax asset of approximately $19,000, which had a full valuation allowance recorded against it of approximately $19,000.

The Company’s current taxable income primarily consists of interest income earned on the Trust Account. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible. During the period from July 15, 2020 (inception) through September 30, 2020, the Company recorded income tax expense of approximately $20,000, primarily related to interest income earned on the Trust Account. The Company’s effective tax rate for the period from July 15, 2020 (inception) through September 30, 2020 was approximately (683%), which differs from the expected income tax rate due to the start-up costs (discussed above) which are not currently deductible.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 69,794,894 shares of Class A common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The Company’s unaudited condensed statement of operation include a presentation of income (loss) per share for common shares subject to redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted, for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account of $126,374 for the period from July 15, 2020 (inception) through September 30, 2020, less applicable franchise and income taxes of approximately $53,000 for the period from July 15, 2020 (inception) through September 30, 2020, by the weighted average number of Class A redeemable common stock since issuance. Net loss per common share, basic and diluted for Class B non-redeemable common stock is calculated by dividing the net income (loss), less income attributable to Class A redeemable common stock, by the weighted average number of Class B non-redeemable common stock outstanding for the period. Class B non-redeemable common stock includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At September 30, 2020, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheet, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 146,703,345 Units, at a purchase price of $10.00 per Unit, inclusive of 16,703,345 Units sold to the underwriters on August 26, 2020 upon the underwriters’ election to partially exercise their over-allotment option. Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 18,666,667 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $28,000,000. On August 26, 2020, in connection with the underwriters’ election to partially exercise their over-allotment option, the Company sold an additional 2,227,113 Private Placement Warrants to the Sponsor, at a price of $1.50 per Private Placement Warrant, generating gross proceeds of $3,340,669. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7). The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In July 2020, the Sponsor purchased 34,500,000 shares of the Company’s Class B common stock (the “Founder Shares”) for an aggregate purchase price of $25,000. On August 14, 2020, the Sponsor transferred 25,000 Founder Shares to each of the independent directors at their original purchase price. On August 18, 2020, the Company effected a stock dividend with respect to its Class B common stock of 2,875,000 shares thereof, resulting in an aggregate of 37,375,000 outstanding shares of Class B common stock. The Founder Shares include an aggregate of up to 699,164 shares of Class B common stock that remain subject to forfeiture by the Sponsor following the underwriters’ election to partially exercise their over-allotment option so that the number of Founder Shares will collectively represent 20% of the Company’s issued and outstanding shares upon the completion of the Initial Public Offering. As a result of the underwriters’ election to partially exercise their over-allotment option, a total of 4,175,836 Founder Shares are no longer subject to forfeiture. On October 2, 2020, the underwriters’ remaining over-allotment expired unexercised, resulting in the forfeiture of 699,164 Founder Shares. Accordingly, as of October 2, 2020, there are 36,675,836 Founder Shares issued and outstanding (see Note 9).

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination; and

(B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

Related Party Advances

The Sponsor advanced the Company an aggregate of $480,000 to cover expenses related to the Initial Public Offering. The advances were non-interest bearing and due on demand. The outstanding advances of $480,000 were repaid at the closing of the Initial Public Offering on August 21, 2020.

Promissory Note — Related Parties

On July 17, 2020, the Company issued a promissory note (the “Promissory Note”) to the Sponsor and an affiliate of the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $800,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) January 31, 2021 or (ii) the completion of the Initial Public Offering. The outstanding balance under the Promissory Note of $500,000 was repaid at the closing of the Initial Public Offering on August 21, 2020.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of a Business Combination into warrants at a price of $1.50 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. No amounts have been borrowed under this arrangement as of September 30, 2020.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Administrative Services Agreement

The Company entered into an agreement, commencing on August 18, 2020, to pay Cannae Holdings up to $5,000 per month for office space and administrative support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the period from July 15, 2020 (inception) through September 30, 2020, the Company incurred and paid $10,000 in fees for these services.

Registration Rights

Pursuant to a registration rights agreement entered into on August 21, 2020, the holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital

Loans (and any Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of Initial Public Offering to purchase up to 19,500,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. On August 26, 2020, the underwriters partially exercised their over-allotment option to purchase an additional 16,703,345 Units at $10.00 per Unit, leaving 2,796,655 Units available for purchase. On October 2, 2020, the underwriters’ remaining over-allotment expired unexercised (see Note 9).

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $51,346,171 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Forward Purchase Agreement

The Company entered into a forward purchase agreement with Cannae Holdings, a diversified holding company which is externally managed by Trasimene Capital Management, LLC but is not an affiliate of the Company or the Sponsor. Pursuant to such agreement, Cannae Holdings has agreed to purchase shares of Class A common stock in an aggregate share amount equal to 15,000,000 shares of Class A common stock, plus an aggregate of 5,000,000 redeemable warrants to purchase one share of Class A common stock at $11.50 per share, for an aggregate purchase price of $150,000,000, or $10.00 for one share of Class A common stock and one-third of one warrant, in a private placement to occur concurrently with the closing of a Business Combination. The warrants to be sold as part of the forward purchase agreement will be identical to the warrants sold as part of the Units in the Initial Public Offering.

In connection with the forward purchase securities sold to Cannae Holdings, the Company expects that the initial stockholders will receive (by way of an adjustment to their existing shares of Class B common stock) an aggregate number of additional shares of Class B common stock so that the initial stockholders, in the aggregate, on an as-converted basis, will hold 20% of the shares of Class A common stock at the time of the closing of a Business Combination. Under the forward purchase agreement, the Company will provide a right of first offer to Cannae Holdings if the Company proposes to raise additional capital by issuing any equity, or securities convertible into, exchangeable or exercisable for equity securities, other than the units and certain excluded securities. In addition, if the Company seeks stockholder approval of a proposed initial Business Combination, Cannae Holdings has agreed under the forward purchase agreement to vote any shares of Class A common stock owned by Cannae Holdings in favor of any proposed initial Business Combination.

NOTE 7. STOCKHOLDERS’ EQUITY

Preferred Stock. The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. At September 30, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock. The Company is authorized to issue 800,000,000 shares of Class A common stock, with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At September 30, 2020, there were 5,522,249 shares of Class A common stock issued and outstanding, excluding 141,181,096 shares of Class A common stock subject to possible redemption.

Class B Common Stock. The Company is authorized to issue 80,000,000 shares of Class B common stock, with a par value of $0.0001 per share. Holders of the Class B common stock are entitled to one vote for each share. At September 30, 2020, there were 37,375,000 shares of Class B common stock issued and outstanding, of which an aggregate of up to 699,164 shares of Class B common stock were subject to forfeiture as a result of the underwriters’ election to partially exercise their over-allotment option so that the number of Founder Shares would equal 20% of the Company’s issued and outstanding common stock after the Initial Public Offering (see Note 9).

Only holders of the Class B common stock will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all other matters submitted to a vote of the Company’s stockholders except as otherwise required by law.

The Class B common stock will automatically convert into Class A common stock on the first business day following the completion of a Business Combination at a ratio such that the number of Class A common stock issuable upon conversion of all Class B common stock will equal, in the aggregate, 25% of the sum of (i) the total number of shares of Class A common stock issued and outstanding upon completion of Initial Public Offering, plus (ii) the sum of (a) the total number of shares of Class A common stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or deemed issued, by the Company in connection with or in relation to the completion of a Business Combination (including the forward purchase shares, but not the forward purchase warrants), excluding any Class A common stock or equity-linked securities exercisable for or convertible into Class A common stock issued, or to be issued, to any seller in a Business Combination, and any private placement warrants issued to the Sponsor upon conversion of Working Capital Loans, minus (b) the number of Public Shares redeemed by public stockholders in connection with a Business Combination. Any conversion of Class B common stock will take effect as a compulsory redemption of Class B common stock and an issuance of Class A common stock as a matter of Delaware law. In no event will the Class B common stock convert into Class A common stock at a rate of less than one to one.

Warrants. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants have an exercise price of $11.50 per share and will expire five years from the completion of a Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless the Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the issuance of the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In addition, if the shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of the Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company elects to do so, the Company will not be required to file or maintain in effect a registration statement, but it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A common stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied the excess of the “fair market value” less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” shall mean the volume weighted average price of the Class A common stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Public Warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the last reported sale price of the Class A common stock for any 20 trading days within a 30 trading day period ending three business days before sending the notice of redemption to warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. However, the Company will not redeem the warrants unless an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period.

Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $10.00 — Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A common stock;

•	if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); and

•

if the Reference Value is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) the Private Placement Warrants must also be concurrently called for redemption on the same as the outstanding Public Warrants, as described above.

The exercise price and number of shares of common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices described above adjacent to “Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00” and “Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that (x) the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (y) the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees and (z) the Private Placement Warrants and the Class A common stock issuable upon exercise of the Private Placement Warrants will be entitled to registration rights. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 8. FAIR VALUE MEASUREMENTS

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments—Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and adjusted for the amortization or accretion of premiums or discounts.

At September 30, 2020, assets held in the Trust Account were comprised of $600 in cash and $1,467,159,224 in U.S. Treasury securities. During the period from July 15, 2020 (inception) through September 30, 2020, the Company did not withdraw any interest income from the Trust Account.

The gross holding gains and fair value of held-to-maturity securities at September 30, 2020 are as follows:

	Held-To-Maturity	Amortized Cost	Gross Holding Loss	Fair Value
September 30, 2020	U.S. Treasury Securities (Mature on 11/19/2020)	$1,467,159,224	$(5,304)	$1,467,153,920

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, other than described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

On October 2, 2020, the underwriters’ remaining over-allotment expired unexercised, resulting in the forfeiture of 699,164 Founder Shares. Accordingly, as of October 2, 2020, there are 36,675,836 Founder Shares issued and outstanding.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

FOLEY TRASIMENE ACQUISITION CORP. II

PAYSAFE LIMITED,

PAYSAFE MERGER SUB INC.,

PAYSAFE GROUP HOLDINGS LIMITED,

PAYSAFE BERMUDA HOLDING LLC,

and

PI JERSEY HOLDCO 1.5 LIMITED

dated as of

DECEMBER 7, 2020

A-i

A-ii

A-iii

EXHIBITS

Exhibit A	–	Form of Company Charter
Exhibit B	–	Form of Company Bylaws
Exhibit C	–	Form of FTAC Charter
Exhibit D	–	Form of Shareholders Agreement
Exhibit E	–	Form of Registration Rights Agreement
Exhibit F	–	Debt Calculation
Exhibit G	–	Form of Merger Certificate
Exhibit H	–	Form of Paysafe Limited 2021 Omnibus Incentive Plan

A-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 7, 2020, by and among Foley Trasimene Acquisition Corp. II, a Delaware corporation (“FTAC”), Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (the “Company”), Paysafe Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”), Paysafe Bermuda Holding LLC, a Bermuda exempted limited liability company (the “LLC”), Pi Jersey Holdco 1.5 Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (“Pi Jersey Holdco”) and Paysafe Group Holdings Limited, a private limited company incorporated under the laws of England and Wales (“PGHL”). FTAC, the Company, Merger Sub, the LLC, Pi Jersey Holdco and PGHL are collectively referred to herein as the “Parties” and individually as a “Party.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Section 1.01.

RECITALS

WHEREAS, FTAC is a blank check company incorporated in Delaware and formed to acquire one or more operating businesses through a Business Combination;

WHEREAS, the Company is a newly formed, wholly owned, direct subsidiary of PGHL, and was formed for the purpose of the Transactions, including to act as the publicly traded company for the Company and its Subsidiaries (and their businesses) after the Closing;

WHEREAS, the LLC is a newly formed, wholly owned, direct subsidiary of the Company, and was formed for the purposes of, among other things, holding the stock of FTAC and Pi Jersey Holdco after the Closing;

WHEREAS, Merger Sub is a newly formed, wholly owned, direct subsidiary of the Company, and was formed for the sole purpose of the Merger;

WHEREAS, on or prior to the date hereof, FTAC has obtained commitments from certain investors for a private placement of Company Common Shares (the “PIPE Investment”) pursuant to the terms of a number of Subscription Agreements (each, a “Subscription Agreement”), such private placement to be consummated immediately prior to the consummation of the Paysafe Contribution, FTAC Financing, Founder FTAC Warrant Recapitalization, the Founder LLC Contribution, the Merger, the I/C Loans, the Company LLC Contribution, the FTAC Contribution and the Additional I/C Loans;

WHEREAS, immediately following the PIPE Investment, PGHL intends to transfer and contribute Pi Jersey Holdco to the Company, in exchange for the Closing Seller Shares and the right to receive the Closing Cash Consideration (the “Paysafe Contribution”), such contribution to be consummated prior to the consummation of the FTAC Financing, Founder FTAC Warrant Recapitalization, the Founder LLC Contribution, the Merger, the I/C Loans, the Company LLC Contribution, the FTAC Contribution and the Additional I/C Loans;

WHEREAS, on or prior to the date hereof, FTAC has entered into a Forward Purchase Agreement with Cannae Holdings, Inc. (the “FP Investor”) for the acquisition of FTAC Class A Common Stock and FP Investor FTAC Warrants in connection with the FTAC Financing, which financing shall be consummated prior to the consummation of the Founder FTAC Warrant Recapitalization, the Founder LLC Contribution, the Merger, the I/C Loans, the Company LLC Contribution, the FTAC Contribution and the Additional I/C Loans;

WHEREAS, FTAC will undergo a recapitalization whereby the Founder FTAC Warrants will be recapitalized for FTAC Class C Common Stock (the “Founder FTAC Warrant Recapitalization”), such recapitalization to be consummated prior to the consummation of the Founder LLC Contribution, the Merger, the I/C Loans, the Company LLC Contribution, the FTAC Contribution and the Additional I/C Loans;

WHEREAS, immediately following the consummation of the FTAC Warrant Recapitalization, Founder intends to transfer and contribute the FTAC Class C Common Stock to the LLC in exchange for exchangeable units as provided in the Sponsor Agreement (the “Founder LLC Contribution”), such contribution to be consummated prior to the consummation of the Merger, the I/C Loans, the Company LLC Contribution, the FTAC Contribution and the Additional I/C Loans;

WHEREAS, immediately following the Founder LLC Contribution, on the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable Laws, the Parties intend to enter into a business combination transaction by which Merger Sub will merge with and into FTAC (the “Merger”), with FTAC being the surviving corporation of the Merger (FTAC, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”), such merger to be consummated prior to the consummation of the I/C Loans, the Company LLC Contribution, the FTAC Contribution and the Additional I/C Loans;

WHEREAS, immediately following the Merger, on the terms and subject to the conditions of this Agreement and in accordance with applicable Laws, FTAC intends to make a loan to the Company and Pi Jersey Holdco out of the Available Cash Amount (the “I/C Loans”), such loans to be made prior to the consummation of the Company LLC Contribution, FTAC Contribution and the Additional I/C Loans;

WHEREAS, immediately following the consummation of the I/C Loans, the Company intends to transfer and contribute FTAC and Pi Jersey Holdco to the LLC in exchange for LLC Interests (the “Company LLC Contribution”), such contribution to be consummated prior to the consummation of the FTAC Contribution and the Additional I/C Loans;

WHEREAS, immediately following the Company LLC Contribution, the Company intends to cause one or more transfers to Pi Jersey Holdco, or a Subsidiary of Pi Jersey Holdco, of all of the stock of FTAC (the “FTAC Contribution”), such contribution to be consummated prior to the consummation to the Additional I/C Loans;

WHEREAS, following the FTAC Contribution, the Company intends to cause FTAC to make one or more loans out of the Available Cash Amount to certain Subsidiaries of the Company (the “Additional I/C Loans”) and to acquire all of the stock of Optimal Payments Services Inc. from a Subsidiary of Pi Jersey Holdco;

WHEREAS, each of the Parties intends that, for U.S. federal income tax purposes, (i) the Pubco Contribution should constitute a transaction that qualifies under Section 351 of the Code and should not subject shareholders of FTAC to income tax under Section 367 of the Code (subject to the entry into gain recognition agreements by any such shareholders required to enter into such agreements to preserve tax-free treatment under Section 367 of the Code), and (ii) the LLC Contribution should constitute a transaction that qualifies under Section 721(a) of the Code;

WHEREAS, prior to the Effective Time, the Company shall amend and restate the bye-laws of the Company to be substantially in the form of Exhibit B attached hereto (the “Company Bylaws”);

WHEREAS, the board of directors of the Company has unanimously (i) determined that it is in the best interests of the Company and declared it advisable, to enter into this Agreement and each of the Transactions, including the Merger in accordance with the DGCL, and (ii) approved this Agreement and each of the Transactions, including the Merger in accordance with the DGCL, as applicable, on the terms and subject to the conditions of this Agreement;

WHEREAS, the board of directors of Merger Sub has unanimously (i) determined that it is in the best interests of Merger Sub and declared it advisable to enter into this Agreement and each of the Transactions, including the Merger in accordance with the DGCL, and (ii) approved this Agreement and each of the Transactions, including the Merger in accordance with the DGCL, as applicable, on the terms and subject to the conditions of this Agreement;

WHEREAS, the Company, in its capacity as the sole stockholder of Merger Sub, has, by its execution and delivery hereof, approved and adopted this Agreement, the Merger and the other Transactions in accordance with Section 251 of the DGCL (the “Merger Sub Stockholder Approval”);

WHEREAS, the board of directors of FTAC has unanimously (i) determined that it is in the best interests of FTAC and the stockholders of FTAC, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL, (ii) approved this Agreement and the Transactions, including the Merger in accordance with the DGCL on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending the plan of merger set forth in this Agreement be adopted by the stockholders of FTAC (the “FTAC Board Recommendation”);

WHEREAS, prior to the Effective Time and the closing of the PIPE Investment, FTAC shall, subject to obtaining the approval of FTAC Stockholder Matters, amend and restate the certificate of incorporation of FTAC to be substantially in the form of Exhibit C attached hereto (the “FTAC Charter”);

WHEREAS, in connection with the consummation of the Merger, PGHL, the Company, the FP Investor and the Company stockholders after Closing will enter into a Shareholders Agreement substantially in the form of Exhibit D attached hereto (the “Shareholders Agreement”) and an Amended and Restated Registration Rights Agreement substantially in the form of Exhibit E attached hereto (the “Registration Rights Agreement”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and the Sponsor Persons have entered into the Sponsor Agreement, pursuant to which, among other things, the Founder has agreed to surrender to FTAC 7,987,877 shares of FTAC Class B Common Stock upon the terms and subject to the conditions set forth therein;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Acquisition Transaction” has the meaning specified in Section 9.04(a).

“Action” means any claim, action, suit, assessment, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

“Additional I/C Loans” has the meaning specified in the Recitals hereto.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise; provided, except for the Company and its Subsidiaries, no Affiliate or portfolio company (as such term is commonly understood in the private equity industry) of Blackstone or CVC or any of their respective Affiliates shall be considered an Affiliate of the Company or any of its Subsidiaries.

“Aggregate Permitted Acquisition Price Amount” means, without duplication, the aggregate amount of consideration paid by any PGHL Party prior to Closing in respect of all Permitted Acquisitions.

“Agreement” has the meaning specified in the preamble hereto.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Governmental Official or representative of a Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Anti-Money Laundering Laws” means the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and any other foreign, federal, state, or local Laws relating to fraud or money laundering.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Audited Financial Statements” has the meaning specified in Section 5.08(a).

“Available Cash Amount” means, as of immediately prior to Closing, all available Cash and Cash Equivalents of FTAC and its Subsidiaries, including (i) all amounts in the Trust Account (after reduction for the aggregate amount of payments required to be made in connection with FTAC Stockholder Redemption), (ii) the PIPE Investment Proceeds, and (iii) the aggregate amount of cash proceeds from the FTAC Financing.

“Blackstone” means The Blackstone Group Inc.

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Combination Proposal” has the meaning specified in Section 9.04(b).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cash and Cash Equivalents” means, for any Person, all cash and cash equivalents (including marketable securities, checks and bank deposits); provided, however that with respect to PGHL and its Subsidiaries, such amount shall exclude segregated account funds and liquid assets as more fully described on Exhibit F-1 attached hereto.

“CBI” means the Central Bank of Ireland.

“CBI Approval” means each required approval from the CBI of (i) the applicable Sponsor Persons and (ii) the Company and the LLC, pursuant to Regulation 44 of the European Communities (Electronic Money) Regulations 2011 (S.I. No. 183/2011) (as amended) and the requirements of the CBI, as a result of the transactions contemplated hereby, to the extent required by applicable Law.

“Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of FTAC, filed with the Secretary of State of the State of Delaware on August 18, 2020, as amended and in effect on the date hereof.

“Certificate of Merger” has the meaning specified in Section 2.04.

“Change of Control Notification” has the meaning specified in Section 9.01(b).

“Closing” has the meaning specified in Section 4.01.

“Closing Cash Consideration” means an amount equal to the sum of (i) the Available Cash Amount, minus (ii) the Debt Repayment Amount, minus (iii) the Transaction Expenses.

“Closing Date” has the meaning specified in Section 4.01.

“Closing Seller Share Consideration” means an amount equal to (i) the Closing Transaction Consideration, less (ii) the Closing Cash Consideration.

“Closing Seller Shares” means the number of Company Common Shares (rounded up to the nearest whole share) equal to (i) the Closing Seller Share Consideration, divided by (ii) $10.00.

“Closing Transaction Consideration” means an amount equal to (i) $8,713,000,000, minus (ii) Company Net Debt Amount, minus (iii) Transaction Expenses, plus (iv) the Aggregate Permitted Acquisition Price Amount, if any.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the preamble hereto.

“Company Bylaws” has the meaning specified in the recitals hereto.

“Company Charter” means the memorandum of association of the Company as in effect on the date hereof and substantially in the form of Exhibit A attached hereto.

“Company Common Shares” means the common shares, par value $0.001 per share, of the Company and any successors thereto or other classes of common share of the Company created in any Pre-Closing Recapitalization.

“Company Net Debt Amount” means, as of immediately prior to the Closing, an amount equal to (i) the aggregate indebtedness for borrowed money of PGHL and its Subsidiaries and indebtedness issued by PGHL and its Subsidiaries in substitution or exchange for borrowed money, excluding any items set forth on Exhibit F-1 minus (ii) Cash and Cash Equivalents of PGHL and its Subsidiaries plus (iii) any costs, fees and expenses associated with refinancing or repricing the existing Indebtedness of the Company (in accordance with this Agreement). An illustrative example of the Company Net Debt Amount is set forth on Exhibit F-2 attached hereto.

“Company LLC Contribution” has the meaning specified in the Recitals hereto.

“Confidentiality Agreement” has the meaning specified in Section 12.09.

“Contracts” means any legally binding contracts, agreements, arrangements, subcontracts, leases, purchase orders, bonds, notes, indentures, mortgages, debt instruments, licenses or other instruments or obligations of any kind.

“Counsel” has the meaning specified in Section 12.17.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Governmental Order, Action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“CTA 2009” means UK Corporation Tax Act of 2009.

“CVC” means CVC Advisers Limited.

“D&O Tail” has the meaning specified in Section 8.01(b).

“Data” means all databases and compilations, including any and all data and collections of data whether machine readable or otherwise.

“Debt Repayment Amount” means an amount equal to the excess, if any, of (i) the Company Net Debt Amount over (ii) the Specified Net Debt Amount.

“DGCL” has the meaning specified in the Recitals hereto.

“Effective Time” has the meaning specified in Section 2.04.

“Elections” has the meaning specified in Section 9.05(f).

“Enforceability Exceptions” has the meaning specified in Section 5.03.

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources) or the use, storage, emission, disposal or release of Hazardous Materials, each as in effect on and as interpreted as of the date hereof.

“ERISA” has the meaning specified in Section 5.13(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Share” means, without duplication, each share of (i) FTAC Common Stock for which redemption rights have been exercised in connection with the FTAC Stockholder Redemption, (ii) FTAC Common Stock (if any), that, at the Effective Time, is held in the treasury of FTAC, (iii) FTAC Common Stock (if any), that is owned by the PGHL Parties and (iv) FTAC Class C Common Stock.

“Extended Termination Date” has the meaning specified in Section 11.01(b).

“FCA” means the UK Financial Conduct Authority and any successor authority thereto.

“FCA Approval” means each required prior approval from the FCA to, in accordance with s178 of the FSMA, and the requirements of the FCA, any of (i) the applicable Sponsor Persons and (ii) the Company and the LLC for the purposes of the Part XII of FSMA as a result of the transactions contemplated hereby, to the extent required by applicable Law.

“Financial Statements” has the meaning specified in Section 5.08(a).

“First Lien Credit Agreement” means that certain Senior Facilities Agreement dated as of December 20, 2017, among Paysafe Group Holdings II Limited (formerly Pi UK Holdco II Limited), Paysafe Group Holdings III Limited (formerly Pi UK Holdco III Limited), the Persons from time to time party thereto as TLB

Borrowers, RCF Borrowers, and as Guarantors (in each case, as defined therein), the financial institutions from time to time party thereto as lenders, Credit Suisse AG, London Branch, as agent and as security agent, and the other Persons from time to time party thereto, as the same has been and may be further amended, restated, amended and restated, supplemented, replaced, refinanced, or otherwise modified from time to time in accordance with the terms thereof.

“Foreign Investment Law” means any applicable Laws, including any state, national or multi-jurisdictional Laws, that are designed or intended to prohibit, restrict or regulate actions by foreigners to acquire interests in domestic equities, securities, entities, assets, land or interests.

“Form F-4” means the registration statement on Form F-4 of the Company with respect to the registration of the Company Common Shares to be issued in connection with the Transactions.

“Forward Purchase Agreement” means the forward purchase agreement, dated as of July 31, 2020, between FTAC and Cannae Holdings, Inc.

“Founder” means Trasimene Capital FT, LP II.

“Founder FTAC Warrants” means the FTAC Warrants held by the Founder.

“Founder LLC Contribution” has the meaning specified in the Recitals hereto.

“FP Investor” has the meaning specified in the Recitals hereto.

“FP Investor FTAC Warrants” means the FTAC Warrants to be acquired by the FP Investor.

“FSMA” means the Financial Services and Markets Act 2000 (as amended and supplemented from time to time).

“FTAC” has the meaning specified in the preamble hereto.

“FTAC Affiliate Agreement” has the meaning specified in Section 6.18(c).

“FTAC Benefit Plan” has the meaning specified in Section 6.11.

“FTAC Board Recommendation” has the meaning specified in the Recitals hereto.

“FTAC Charter” has the meaning specified in the Recitals hereto.

“FTAC Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of FTAC.

“FTAC Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of FTAC.

“FTAC Class C Common Stock” means the Class C common stock, par value $0.0001 per share, of FTAC to be authorized pursuant to the FTAC Charter.

“FTAC Closing Statement” has the meaning specified in Section 4.03(a).

“FTAC Common Stock” means FTAC Class A Common Stock and FTAC Class B Common Stock.

“FTAC Contribution” has the meaning specified in the Recitals hereto.

“FTAC Cure Period” has the meaning specified in Section 11.01(c).

“FTAC Financing” means the equity financing to be provided pursuant to the Forward Purchase Agreement.

“FTAC Organizational Documents” means the Certificate of Incorporation and FTAC’s bylaws, as amended and in effect on the date hereof.

“FTAC Preferred Stock” has the meaning specified in Section 6.13(a).

“FTAC Representations” means the representations and warranties of FTAC expressly and specifically set forth in Article VI of this Agreement, as qualified by the FTAC Schedules.

“FTAC Schedules” means the disclosure schedules of FTAC.

“FTAC Stockholder Approval” has the meaning specified in Section 6.02(b).

“FTAC Stockholder Matters” has the meaning specified in Section 9.03(a)(i).

“FTAC Stockholder Redemption” has the meaning specified in Section 9.03(a)(i).

“FTAC Stockholders” means the holders of shares of FTAC Common Stock.

“FTAC Transaction Expenses” has the meaning specified in Section 4.02(b).

“FTAC Warrant” means a warrant that entitles the holder to purchase one share of FTAC Class A Common Stock at a price of $11.50 per share.

“FTAC Warrant Recapitalization” has the meaning specified in the Recitals hereto.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Filing” has the meaning specified in Section 5.05.

“Governmental Official” means any officer or employee of a Governmental Authority or any department, agency, or instrumentality thereof, including any political subdivision, sovereign wealth fund, or any corporation or other Person owned or controlled in whole or in part by any Governmental Authority or department, agency, or instrumentality thereof, or of a public international organization, or any Person acting in an official capacity for or on behalf of any such Governmental Authority or department, agency, or instrumentality thereof, or for or on behalf of any public international organization.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar meaning) under applicable Environmental Laws in effect as of the date hereof, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“HMRC” means HM Revenue & Customs.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“I/C Loans” has the meaning specified in the Recitals hereto.

“Indebtedness” means, with respect to any Person as of any time, without duplication, (a) all indebtedness for borrowed money of such Person or indebtedness issued by such Person in substitution or exchange for borrowed money, (b) indebtedness evidenced by any note, bond, debenture or other debt security, in each case, as of such time of such Person, (c) obligations of such Person for the deferred purchase price of property or other services (other than trade payables incurred in the ordinary course of business), (d) all obligations as lessee that are required to be capitalized in accordance with GAAP or IFRS, as applicable, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, to the extent drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, (g) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (h) all obligations of the type referred to in clauses (a) – (g) of this definition of any other Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly owned Subsidiary of such Person or between any two or more wholly owned Subsidiaries of such Person.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by the European Union.

“Indemnitee Affiliate” has the meaning specified in Section 8.01(c).

“Intellectual Property” means all intellectual property rights (including with respect to technology) created, arising, or protected under applicable Law (or any other similar statutory provision or common law doctrine in the United States or anywhere else in the world), including all: (a) patents and patent applications, (b) trademarks, service marks and trade names, (c) copyrights, (d) internet domain names, and (e) trade secrets.

“Intended Tax Treatment” has the meaning specified in Section 9.05(b).

“Intercreditor Agreement” means that certain Intercreditor Agreement dated as of December 20, 2017, made between Paysafe Group Holdings II Limited (formerly Pi UK Holdco II Limited) as parent, Credit Suisse AG, London Branch as senior facility agent, Credit Suisse AG, London Branch as second lien facility agent, Credit Suisse AG, London Branch as security agent and the other Persons from time to time party thereto, as the same has been and may be further amended, restated, amended and restated, supplemented, replaced, refinanced, or otherwise modified from time to time in accordance with the terms thereof.

“Interim Financial Statements” has the meaning specified in Section 5.08(a).

“Interim Period” has the meaning specified in Section 7.01.

“IT Systems” means all computer systems, servers, networks, databases, network equipment, websites, computer hardware and equipment used to process, store, maintain and operate data, information, functions, and other information technology systems, including any Software and Data embedded or installed thereon, owned, licensed, leased or controlled by PGHL or any of its Subsidiaries.

“Law” means any statute, law, ordinance, rule, treaty, code, directive, regulation or Governmental Order, in each case, of any Governmental Authority.

“L/C Facility Agreement” means each of:

(a) that certain standby letter of credit and guarantee facility dated as of December 14, 2018, among Paysafe Group Holdings II Limited as the Parent and Deutsche Bank AG as the Bank and the other Persons from time to time party thereto, as the same has been and may be further amended, restated, amended and restated, supplemented, replaced, refinanced, or otherwise modified from time to time in accordance with the terms thereof;

(b) that certain standby letter of credit and guarantee facility dated as of March 18, 2019, among Paysafe Group Holdings II Limited as the Parent and Bank of Montreal, London Branch as the Bank and the other Persons from time to time party thereto, as the same has been and may be further amended, restated, amended and restated, supplemented, replaced, refinanced, or otherwise modified from time to time in accordance with the terms thereof;

(c) that certain standby letter of credit and guarantee facility dated as of October 4, 2019, among Paysafe Group Holdings II Limited as the Parent and Unicredit Bank AG, London Branch as the Bank and the other Persons from time to time party thereto, as the same has been and may be further amended, restated, amended and restated, supplemented, replaced, refinanced, or otherwise modified from time to time in accordance with the terms thereof; and

(d) that certain standby letter of credit and guarantee facility dated as of November 28, 2019, among Paysafe Group Holdings II Limited as the Parent and Royal Bank of Canada as the Bank and the other Persons from time to time party thereto, as the same has been and may be further amended, restated, amended and restated, supplemented, replaced, refinanced, or otherwise modified from time to time in accordance with the terms thereof.

“Leased Real Property” means all real property leased by the Company or its Subsidiaries for which the Company or its Subsidiaries is required to make aggregate payments in excess of $1,000,000.

“Leases” has the meaning specified in Section 5.19.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind or nature whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated, unliquidated or otherwise, and whether due or to become due, and regardless of when or by whom asserted.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, license, option, right of first refusal, security interest or other lien of any kind.

“LLC Contribution” means, collectively, the Founder LLC Contribution and the Company LLC Contribution.

“LLC Interests” means the limited liability company interests in the LLC.

“Material Adverse Effect” means, with respect to PGHL, a material adverse effect on the results of operations or financial condition of PGHL and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on the results of operations or financial condition of PGHL and its Subsidiaries, taken as a whole: (a) any change in applicable Laws or GAAP or IFRS or any interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided that the exceptions in this clause (c) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 5.04 and, to the extent related thereto, the condition in Section 10.02(a)), (d) any change generally affecting any of the industries or markets in which PGHL or its Subsidiaries operate or the economy as a whole, (e) the compliance with the terms of this Agreement or the taking of any action required or contemplated by this Agreement or with the prior written consent of FTAC (provided that the exceptions in this clause (e) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 5.04 and, to the extent related thereto, the condition in Section 10.02(a)), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, PGHL operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack or any internet or “cyber” attack or hacking, upon any Person or country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of PGHL and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect) and (i) COVID-19 or any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such Law, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement or PGHL or any of its Subsidiaries’ compliance therewith; provided that in the case of clauses (a), (b), (d), (f) and (g) such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on PGHL and its Subsidiaries, taken as a whole, as compared to other industry participants.

“Material Contracts” has the meaning specified in Section 5.12(a).

“Merger” has the meaning specified in the Recitals hereto.

“Merger Sub” has the meaning specified in the preamble hereto.

“Merger Sub Stockholder Approval” has the meaning specified in the Recitals hereto.

“Multiemployer Plan” has the meaning specified in Section 5.13(e).

“Non-Founder FTAC Warrant” means a FTAC Warrant, other than a Founder FTAC Warrant.

“NYSE” means the New York Stock Exchange.

“Omnibus Incentive Plan” has the meaning specified in Section 8.09.

“Omnibus Incentive Plan Proposal” has the meaning specified in Section 9.03(a)(i).

“Open Source Software” means any Software that is subject to or licensed, provided or distributed under any license meeting the definition of open source (as promulgated by the Open Source Initiative as of the date of this Agreement) or the Free Software Definition (as promulgated by the Free Software Foundation as of the date of this Agreement) or any similar license for “free,” “publicly available” or “open source” Software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, the Mozilla Public License (MPL), the MIT License or any other license that includes similar terms.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by PGHL or any of its Subsidiaries.

“Party” has the meaning specified in the preamble hereto.

“Paysafe Contribution” has the meaning specified in the Recitals hereto.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” has the meaning specified in Section 5.11.

“Permitted Acquisition” means any acquisition of assets, equity interests or any business or other Person or division thereof by any PGHL Party set forth on Schedule 1.01 of the PGHL Schedules, permitted under Section 7.01, or consented to by FTAC pursuant to Section 7.01(f).

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions, in each case only to the extent appropriate reserves have been established in accordance with GAAP or IFRS, as applicable, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions for which appropriate reserves have been established in accordance with GAAP or IFRS, as applicable, (d) Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (i) are matters of record, (ii) would be disclosed by a physical inspection of such real property, or (iii) do not materially interfere with the present uses of such real property, (e) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (f) Liens securing any Indebtedness of PGHL and its Subsidiaries (including Indebtedness incurred pursuant to any PGHL Financing Agreement) and (g) Liens described on Schedule 1.01(a) of the PGHL Schedules.

“Permitted Recapitalization” has the meaning specified in Section 2.01.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means, in addition to any definition for any similar term (e.g., “personal data” or “personally identifiable information”) provided by applicable Law and applicable privacy policies, information that identifies, relates to, describes, or is reasonably capable of being associated with, or could reasonably be linked (directly or indirectly) with a consumer or household, such as but not limited to a name, postal address, online identifier, Internet Protocol address, email address, account name, biometric information or identifiers, social security number, driver’s license number, account or credit card information, or similar identifiers.

“PGHL” has the meaning specified in the preamble hereto.

“PGHL Benefit Plan” has the meaning specified in Section 5.13(a).

“PGHL Closing Statement” has the meaning specified in Section 4.03(b).

“PGHL Common Shares” means the ordinary shares of $0.01 each of PGHL.

“PGHL Cure Period” has the meaning specified in Section 11.01(b).

“PGHL Employees” has the meaning specified in Section 5.13(a).

“PGHL Financing Agreements” means the First Lien Credit Agreement, the Second Lien Credit Agreement, the Intercreditor Agreement, any L/C Facility Agreement, and the PPPSL Credit Agreement and each other Permitted Financing Document (as defined in the Intercreditor Agreement).

“PGHL Parties” means PGHL, the Company, Merger Sub and the LLC.

“PGHL Representations” means the representations and warranties of the PGHL Parties, expressly and specifically set forth in Article V of this Agreement, as qualified by the PGHL Schedules. For the avoidance of doubt, the PGHL Representations are solely made by PGHL and, solely for the purposes of Section 5.03, Section 5.04 and Section 5.05, the Company, Merger Sub and the LLC.

“PGHL Schedules” means the disclosure schedules of PGHL and its Subsidiaries.

“PGHL Subsidiary Securities” has the meaning specified in Section 5.07.

“PGHL Transaction Expenses” has the meaning specified in Section 4.02(a).

“PIPE Investment” has the meaning specified in the Recitals hereto.

“PIPE Investment Amount” has the meaning specified in Section 6.15.

“PIPE Investment Proceeds” has the meaning specified in Section 2.02.

“PIPE Investor” means an investor party to a Subscription Agreement.

“Policies” has the meaning specified in Section 5.16.

“PPPSL Credit Agreement” means that certain credit agreement dated as of June 18, 2019, among Paysafe Payment Processing Solutions LLC as borrower, the financial institutions from time to time party thereto as lenders, Woodforest National Bank, as administrative agent, and the other Persons from time to time party thereto, as the same has been and may be further amended, restated, amended and restated, supplemented, replaced, refinanced, or otherwise modified from time to time in accordance with the terms thereof.

“Privacy Laws” means any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including but not limited to the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), Payment Card Industry Data Security Standard (PCI-DSS), Gramm-Leach-Bliley Act (GLBA), General Data Protection Regulation 2016/679/EU (GDPR), and any and all applicable Laws relating to breach notification or marketing in connection with Personal Information.

“Privileged Communications” has the meaning specified in Section 12.17.

“Proxy Statement/Prospectus” means the proxy statement/prospectus included in the Form F-4, including (i) the proxy statement of FTAC to be used for the Special Meeting to approve the FTAC Stockholder Matters (which shall also provide the FTAC Stockholders with the opportunity to redeem their shares of FTAC Common Stock in conjunction with a stockholder vote on the Business Combination) and (ii) a prospectus with respect to the Company Common Shares to be offered and issued to the FTAC Stockholders and the effect of the Transactions on the FTAC Warrants, in all cases in accordance with and as required by the FTAC Organizational Documents, applicable Law, and the rules and regulations of the NYSE.

“Pubco Contribution” means, collectively, the PIPE Investment, the Paysafe Contribution, and the Merger.

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Regulatory Consent Authorities” means the Governmental Authorities with jurisdiction over enforcement of any applicable Law, including the FCA and the CBI.

“Related Party Contract” has the meaning specified in Section 5.24.

“Relevant Entity” means the Company, Pi Jersey Holdco or any of their Subsidiaries.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, lenders and consultants of such Person.

“Schedules” means the PGHL Schedules and the FTAC Schedules.

“SEC” means the United States Securities and Exchange Commission.

“SEC Clearance Date” means the date on which the SEC has declared the Form F-4 effective and has confirmed that it has no further comments on the Proxy Statement / Prospectus.

“SEC Reports” has the meaning specified in Section 6.09(a).

“Second Lien Credit Agreement” means that certain Second Lien Facility Agreement dated as of December 20, 2017, among Paysafe Group Holdings II Limited (formerly Pi UK Holdco II Limited), Paysafe Group Holdings III Limited (formerly Pi UK Holdco III Limited), the Persons from time to time party thereto as Borrowers and as Guarantors (in each case, as defined therein), the financial institutions from time to time party thereto as lenders, Credit Suisse AG, London Branch, as agent and as security agent, and the other Persons from time to time party thereto, as the same has been and may be further amended, restated, amended and restated, supplemented, replaced, refinanced, or otherwise modified from time to time in accordance with the terms thereof.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Seller Related Person” has the meaning specified in Section 9.01(g).

“Shareholders Agreement” has the meaning specified in the Recitals hereto.

“Significant Subsidiary” means any direct or indirect Subsidiary of the Company which generated revenue in excess of $25,000,000 during the nine-month period ended September 30, 2020.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) user interfaces, report formats, firmware and development tools and (c) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Special Meeting” means a meeting of the holders of FTAC Common Stock to be held for the purpose of approving the FTAC Stockholder Matters.

“Specified Net Debt Amount” means $1,805,000,000.

“Specified Representations” has the meaning specified in Section 10.02(a)(i).

“Sponsor Agreement” means that certain Amended and Restated Letter Agreement, dated as of the date hereof, by and among the Founder, FTAC, the Company and certain other parties thereto, as amended, restated, modified or supplemented from time to time.

“Sponsor Person” has the meaning specified in the Sponsor Agreement.

“Subscription Agreement” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Surviving Corporation” has the meaning specified in the Recitals hereto.

“Surviving Entity” has the meaning specified in the Recitals hereto.

“Surviving Provisions” has the meaning specified in Section 11.02.

“Tax” means any federal, state, provincial, territorial, local, foreign and other net income tax, alternative or add-on minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax) ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, imposts, levies, contributions, value added (including VAT), estimated, customs duties, and sales or use tax, or other tax or like assessment or charge, together with any interest, penalty, surcharge, fine, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Officer’s Certificates” has the meaning specified in Section 9.05(e).

“Tax Return” means any return, report, statement, refund, claim, declaration, surrender, disclaimer, notice, consent, computations, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“TCGA 1992” means UK Taxation of Chargeable Gains Act 1992.

“Terminating FTAC Breach” has the meaning specified in Section 11.01(c).

“Terminating PGHL Breach” has the meaning specified in Section 11.01(b).

“Termination Date” has the meaning specified in Section 11.01(b).

“Total Company Shares” means the number of Company Common Shares (rounded up to the nearest whole share) equal to (i)(x) $9,000,000,000, minus (y) the Specified Net Debt Amount, divided by (ii) $10.00.

“Total PIPE Shares” means the number of Company Common Shares (rounded up to the nearest whole share) equal to (i) the PIPE Investment Proceeds, divided by (ii) $10.00.

“Transaction Agreements” means this Agreement, the Registration Rights Agreement, the Shareholders Agreement, the Sponsor Agreement, the Forward Purchase Agreement, the Subscription Agreements, the Company Charter, the Company Bylaws, the FTAC Charter, and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Expenses” means the aggregate amount of the PGHL Transaction Expenses and FTAC Transaction Expenses.

“Transactions” means the transactions contemplated by this Agreement, including the Merger, the Paysafe Contribution, the FTAC Contribution, the Founder LLC Contribution, the Company LLC Contribution and the Pre-Closing Recapitalization.

“Transfer Taxes” has the meaning specified in Section 9.05(a).

“Treasury Regulations” means the regulations, including proposed and temporary regulations, promulgated under the Code.

“Trust Account” has the meaning specified in Section 6.07(a).

“Trust Agreement” has the meaning specified in Section 6.07(a).

“Trustee” has the meaning specified in Section 6.07(a).

“VAT” means any: (a) tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) (including, in relation to the United Kingdom, value added tax imposed by the Value Added Tax Act 1994 and legislation and regulations supplemental thereto); and (b) other tax of a similar nature (including, without limitation, sales tax, use tax, consumption tax and goods and services tax), whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in (a), or elsewhere.

“Warrant Agreement” means that certain Warrant Agreement, dated as of August 21, 2020, between FTAC and Continental Stock Transfer & Trust Company, a New York corporation.

Section 1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, and (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if).

(b) When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of PGHL’s and its Subsidiaries’ business, consistent with past practice (including, for the avoidance of doubt, actions taken in light of COVID-19).

(c) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(d) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(f) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g) Unless context otherwise requires, all accounting terms used herein and not expressly defined herein shall have the meanings given to them under IFRS.

(h) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than 9:00 a.m. on the day immediately prior to the date of this Agreement to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by PGHL in connection with this Agreement or (ii) by delivery to such Party or its legal counsel via electronic mail or hard copy form.

Section 1.03 Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge after reasonable inquiry of direct reports with operational responsibility for the fact or matter in question, in the case of PGHL, the persons set forth on Schedule 1.03(a) of the PGHL Schedules and, in the case of FTAC, the persons set forth on Schedule 1.03(b) of the FTAC Schedules.

Section 1.04 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding securities of the PGHL Parties (in each case, other than in connection with a Permitted Recapitalization) or shares of FTAC Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or if there shall have been any breach by FTAC with respect to its shares of FTAC Common Stock or rights to acquire FTAC Common Stock, then any number, value (including dollar value) or amount contained herein which is based upon the number of securities of the PGHL Parties or shares of FTAC Common Stock, as applicable, will be appropriately adjusted to provide to the holders of Company Common Shares, the holders of PGHL Common Shares or the holders of FTAC Common Stock, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit the PGHL Parties or FTAC and its subsidiaries to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

ARTICLE II

RECAPITALIZATION; MERGER; CONTRIBUTIONS

Section 2.01 Pre-Closing Recapitalization. At any time prior to the Closing Date, without breach of any representation, warranty, covenant or agreement of the PGHL Parties under this Agreement and notwithstanding anything to the contrary contained herein, the Company shall be permitted to adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect (including by merger) any change in respect of the then-outstanding Company Common Shares (including any such event that involves the creation of new classes of common shares of the Company, which may have varying voting rights on a per-share basis) as necessary or appropriate to facilitate the Transactions (a “Permitted Recapitalization”). Prior to the Closing Date, the Company will undergo a recapitalization whereby (i) the aggregate number of authorized Company Common Shares will be increased to the amount of Total Company Shares and (ii) such Company Common Shares will consist of common shares, par value $0.001 per share. Other than a Permitted Recapitalization and as permitted pursuant to Section 7.01, the Company shall not without the prior written consent of FTAC be permitted to adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect (including by merger) any change in respect of the then-outstanding Company Common Shares (including any such event that involves the creation of new classes of common shares of the Company, which may have varying voting rights on a per-share basis) at any time prior to the Closing Date.

Section 2.02 PIPE Investment.

(a) Three (3) Business Days prior to the date that the parties reasonably expect all conditions to the closing of the Transactions to be satisfied, each PIPE Investor shall pay and deliver to the Company an amount equal to the aggregate purchase price set forth in such investor’s Subscription Agreement, and, upon such payment and in exchange therefor, the Company hereby agrees to issue and sell to each such PIPE Investor the aggregate number of Company Common Shares set forth in such agreement. “PIPE Investment Proceeds” shall mean the aggregate amount funded and paid to the Company by the PIPE Investors pursuant to their Subscription Agreements, and, at and immediately after the Effective Time, the PIPE Investors shall, in the aggregate, hold such number of shares of Company Common Stock as is equal to the Total PIPE Shares.

(b) Prior to and in connection with the Closing, the FP Investor shall pay and deliver to FTAC an amount equal to the aggregate purchase price set forth in such investor’s Forward Purchase Agreement, in exchange for the number of shares of FTAC Class A Common Stock and the FP Investor FTAC Warrants set forth in such agreement.

Section 2.03 Paysafe Contribution. Prior to and in connection with the Closing, PGHL shall effect the Paysafe Contribution and shall transfer and contribute Pi Jersey Holdco to the Company in exchange for the right to receive the Closing Seller Share Consideration and the right to receive the Closing Cash Consideration.

Section 2.04 The Merger.

(a) Following the Paysafe Contribution, on the terms and subject to the conditions set forth herein, on the Closing Date, the Company and Merger Sub shall cause the Merger to be consummated by filing the certificate of merger in substantially the form of Exhibit G attached hereto (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and FTAC and specified in the Certificate of Merger, being the “Effective Time”).

(b) At the Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, Merger Sub and FTAC shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into FTAC, following which the separate corporate existence of Merger Sub shall cease and FTAC shall continue as the Surviving Corporation after the Merger and as a direct, wholly owned subsidiary of the Company.

Section 2.05 Effect of the Merger.

At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub set forth in this Agreement to be performed after the Effective Time.

Section 2.06 Governing Documents; Directors and Officers.

(a) The certificate of incorporation and bylaws of the Surviving Corporation shall be amended to read the same as the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Foley Trasimene Acquisition Corp. II” At the Effective Time, the board of directors and officers of Merger Sub shall be the board of directors and officers of the Surviving Entity.

(b) The Company Charter shall continue in effect and the bye-laws of the Company shall be amended and restated to read the same as the Company Bylaws.

Section 2.07 I/C Loans; FTAC Contribution. At the Closing, FTAC shall make one or more loans and/or distributions to the Company, or a Subsidiary of the Company, out of the Available Cash Amount in exchange for, among other things, certain U.S. business operations of the Company. Following such FTAC Contribution, the Company shall pay PGHL the Closing Cash Consideration.

Section 2.08 Further Assurances. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of FTAC, Merger Sub and the LLC, the applicable directors, officers, members and managers of FTAC, Merger Sub and the LLC (or their designees) are fully authorized in the name of their respective corporations/companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE III

CONSIDERATION; EFFECTS OF THE TRANSACTIONS

Section 3.01 PGHL Consideration. The total consideration to be paid to PGHL at the Closing for the Paysafe Contribution shall equal the aggregate of (x) the Closing Cash Consideration and (y) the Closing Seller Share Consideration. At the Effective Time, the Company shall (a) pay, or cause to be paid, by wire transfer of same day funds to such account or accounts as PGHL shall designate in writing not less than two (2) Business Days prior to the Closing, the Closing Cash Consideration, and (b) issue and deliver to PGHL such number of Company Common Shares as is equal to the Closing Seller Shares.

Section 3.02 FTAC Consideration; Effects of the Transactions. On the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any further action on the part of any Party or the holders of any securities of FTAC, the following shall occur:

(a) Subject to Section 3.02(e), each share of FTAC Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) will be converted into, and the holders of FTAC Common Stock shall be entitled to receive for each share of FTAC Common Stock, one Company Common Share (collectively, the “FTAC Company Shares”). All such shares of FTAC Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of stock certificates representing such shares of FTAC Common Stock shall thereafter cease to have any rights with respect to such securities.

(b) Each issued and outstanding share of FTAC Class C Common Stock shall be converted into and become one validly issued, fully paid and nonassessable share of Class C Common Stock, par value $0.001 per share, of the Surviving Corporation.

(c) Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of Class A Common Stock, par value $0.001 per share, of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of Class A common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) Each Excluded Share, other than any shares of FTAC Class C Common Stock , shall be cancelled and no consideration shall be paid or payable with respect thereto.

Section 3.03 Non-Founder FTAC Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Non-Founder FTAC Warrants, each Non-Founder FTAC Warrant that is outstanding immediately prior to the Effective Time shall, pursuant to and in accordance with Section 4 of the Warrant Agreement, automatically and irrevocably be modified to provide that such Non-Founder FTAC Warrant shall no longer entitle the holder thereof to purchase the amount of share(s) of FTAC Common Stock set forth therein and in substitution thereof such Non-Founder FTAC Warrant shall entitle the holder thereof to acquire such number of Company Common Shares per Non-Founder FTAC Warrant, subject to adjustments as provided in Section 4 and the last sentence of Section 3.1 of the Warrant Agreement, that such holder was entitled to acquire pursuant to the terms and conditions of the Warrant Agreement. The parties shall cause the Warrant Agreement to be amended or exchanged as of immediately prior to the Effective Time to the extent necessary to give effect to this Section 3.03, including adding the Company as a party thereto, with the effect that the Non-Founder FTAC Warrants outstanding immediately prior to the Effective Time will be exchanged for warrants to purchase Company Common Shares.

Section 3.04 Issuance of Company Common Shares. Unless otherwise determined by the board of directors of the Company following the Closing, or as required pursuant to any Subscription Agreement, all Company Common Shares shall be uncertificated, with record ownership reflected only in the register of shareholders of the Company.

Section 3.05 Fractional Shares. No fractional Company Common Shares shall be issued upon the surrender for exchange of the FTAC Common Stock or Non-Founder FTAC Warrants and the number of Company Common Shares to be issued to each holder in respect of the FTAC Common Stock or Non-Founder FTAC Warrants will be rounded down to the nearest whole share.

Section 3.06 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, FTAC, Merger Sub, the Company, the Surviving Corporation and their respective Affiliates shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under applicable Law; provided, that if the Company or any of its Affiliates, or any party acting on their behalf determines that any payment to PGHL hereunder is subject to deduction and/or withholding, then FTAC shall (i) provide notice to PGHL as soon as reasonably practicable after such determination and (ii) cooperate with PGHL to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority.

ARTICLE IV

CLOSING TRANSACTIONS; ADJUSTMENT TO MERGER CONSIDERATION

Section 4.01 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Transactions (the “Closing”) shall take place (a) electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) commencing as promptly as practicable (and in any event no later than 9:00 a.m. Eastern Time on the third (3rd) Business Day) following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article X (other than those conditions that by their terms or nature are to be satisfied at the Closing; provided that such conditions are satisfied or (to the extent permitted by applicable Law) waived at the Closing) or (b) at such other place, time or date as FTAC and PGHL may mutually agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 4.02 Expense Amounts.

(a) No sooner than five (5) or later than three (3) Business Days prior to the Closing Date, PGHL shall provide to FTAC a written report setting forth a list of the following fees and expenses incurred by or on behalf of PGHL (including its direct and indirect equityholders) in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to PGHL (including its direct and indirect equityholders), (ii) the fees and expenses of accountants and other advisers to PGHL set forth on Schedule 4.02(a)(i) of the PGHL Schedules, (iii) the fees and disbursements of bona fide third-party investment bankers and financial advisors to PGHL, and (iv) any premiums, fees, disbursements or expenses incurred in connection with any tail insurance policy for the directors’ and officers’ liability insurance of PGHL, in each case, incurred in connection with the Transactions (collectively, the “PGHL Transaction Expenses”).

(b) No sooner than five (5) or later than three (3) Business Days prior to the Closing Date, FTAC shall provide to PGHL a written report setting forth a list of the following fees and expenses incurred by or on behalf of FTAC in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to FTAC (including its direct and indirect equityholders), (ii) the fees and expenses of accountants to FTAC, (iii) the fees and expenses of the consultants and other advisors to FTAC set forth on Schedule 4.02(b)(i) of the FTAC Schedules, (iv) the fees and disbursements of bona fide third-party investment bankers and financial advisors to FTAC, (v) the placement fee set forth on Schedule 4.02(b)(ii) of the FTAC Schedules, and (vi) any premiums, fees, disbursements or expenses incurred in connection with any rep and warranty insurance policy and any tail insurance policy for the directors’ and officers’ liability insurance of FTAC, in each case, incurred in connection with the Transactions (collectively, the “FTAC Transaction Expenses”).

Section 4.03 Closing Statements.

(a) At least two (2) Business Days prior to the Special Meeting and in any event not earlier than the time that holders of FTAC Class A Common Stock may no longer elect redemption in accordance with FTAC Stockholder Redemption, FTAC shall prepare and deliver to PGHL a statement (the “FTAC Closing Statement”) setting forth in good faith: (i) the aggregate amount of cash in the Trust Account (prior to giving effect to FTAC Stockholder Redemption); (ii) the aggregate amount of all payments required to be made in connection with FTAC Stockholder Redemption; (iii) the aggregate cash proceeds from the FTAC Financing; (iv) the Available Cash Amount resulting therefrom; (v) the number of shares of FTAC Class A Common Stock to be outstanding as of the Closing after giving effect to FTAC Stockholder Redemption and confirmation that no FTAC Preferred Stock is outstanding; (vi) the PIPE Investment Proceeds received and to be received in connection with the Transaction prior to the Closing; and (vii) the number of shares of FTAC Class C Common Stock that may be issued in connection with the recapitalization by FTAC of the Founder FTAC Warrants, in each case, including reasonable supporting detail therefor. The FTAC Closing Statement and each component thereof shall be prepared and calculated in accordance with the definitions contained in this Agreement. From and after delivery of the FTAC Closing Statement until the Closing, FTAC shall (x) provide the Company and its Representatives with reasonable access at all reasonable times during normal business hours and upon reasonable prior notice to the books and records of FTAC and its Subsidiaries and to senior management personnel of FTAC and its Subsidiaries, in each case, to the extent reasonably requested by the Company or any of its Representatives in connection with their review of the FTAC Closing Statement, (y) cooperate with the Company and its Representatives in connection with their review of the FTAC Closing Statement and the components thereof and (z) consider in good faith any comments to the FTAC Closing Statement provided by the Company prior to the Closing Date.

(b) At least two (2) Business Days prior to the Closing, PGHL shall prepare and deliver to FTAC a statement (the “PGHL Closing Statement”) setting forth in good faith its calculation of the Company Net Debt Amount. The PGHL Closing Statement and each component thereof shall be prepared and calculated in accordance with the definitions contained in this Agreement. From and after delivery of the PGHL Closing Statement until the Closing, PGHL shall (x) provide FTAC and its Representatives with reasonable access at all reasonable times during normal business hours and upon reasonable prior notice to the books and records of PGHL and its Subsidiaries and to senior management personnel of PGHL and its Subsidiaries, in each case, to the extent reasonably requested by PGHL or any of its Representatives in connection with their review of the PGHL Closing Statement, (y) cooperate with the Company and its Representatives in connection with their review of the PGHL Closing Statement and the components thereof and (z) consider in good faith any comments to the PGHL Closing Statement provided by FTAC prior to the Closing Date.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PGHL PARTIES

Except as set forth in the PGHL Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), PGHL and, solely for the purposes of Section 5.03, Section 5.04 and Section 5.05, each PGHL Party represents and warrants to FTAC as follows:

Section 5.01 Corporate Organization of PGHL. PGHL has been duly incorporated, is validly existing as a private limited company and is in good standing (or has the equivalent status under the laws of England and Wales) and has the corporate power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted, except where such failure to be in good standing or to have such corporate power and authority would not constitute a Material Adverse Effect. The copies of the organizational documents of PGHL, as in effect on the date hereof, previously made available by PGHL to FTAC (i) are true, correct and complete and (ii) are in full force and effect. PGHL has the requisite corporate power and authority to own, operate and lease all of its properties, rights and assets and to carry on its business as it is now being conducted and is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect. PGHL is not in violation of any of the provisions of its organizational documents.

Section 5.02 Subsidiaries. The Significant Subsidiaries of PGHL as of the date of this Agreement are set forth on Schedule 5.02 of the PGHL Schedules. The Significant Subsidiaries have been duly formed or organized, are validly existing under the laws of their jurisdiction of incorporation or organization and have the power and authority to own, operate and lease their properties, rights and assets and to conduct their business as it is now being conducted, except where such failure to have such power and authority would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect. Each Significant Subsidiary is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be in good standing or so licensed or qualified would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect. Each PGHL Party (other than PGHL) was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof and has no assets, Liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and any Transaction Agreement to which it is a party, as applicable, and the other transactions contemplated by this Agreement and such Transaction Agreements, as applicable.

Section 5.03 Due Authorization. Each PGHL Party has the requisite corporate power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and (subject to the approvals described in Section 5.05) to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the board of directors or equivalent governing body of the applicable PGHL Party and the Company has, by its execution and delivery hereof, delivered the Merger Sub Stockholder Approval, and no other corporate proceeding on the part of any PGHL Party is necessary to authorize this Agreement or such Transaction Agreements. This Agreement has been, and each such Transaction Agreement will (when executed and delivered) be, duly and validly executed and delivered by each PGHL Party and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement will constitute, a valid and binding obligation of each PGHL Party, enforceable against such PGHL Party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

Section 5.04 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.05, the execution, delivery and performance of this Agreement and each Transaction Agreement to which any PGHL Party is party by such PGHL Party and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate any provision of, or result in the breach of or default under, the certificate of incorporation, bylaws or other organizational documents of any PGHL Party, (b) violate any provision of, or result in the breach of or default by any PGHL Party under, or require any filing, registration or qualification under, any applicable Law, (c) require any consent, waiver or other action by any Person under, violate, or result in a breach of, constitute a default under, result in the acceleration, cancellation, termination or modification of, or create in any party the right to accelerate, terminate, cancel or modify, any Material Contract or Lease, (d) result in the creation of any Lien upon any of the properties, rights or assets of PGHL or any of its Subsidiaries, (e) constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination, acceleration, modification, cancellation or creation of a Lien or (f) result in a violation or revocation of any license, permit or approval from any Governmental Authority or other Person, except, (i) in the case of clause (b) above, for such violations, breaches or defaults that would not, individually or in the aggregate, be material to PGHL and its Subsidiaries, taken as a whole, and (ii) in the case of clauses (c), (d), (e) and (f) above, for such violations, conflicts, breaches, defaults or failures to act that would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect.

Section 5.05 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of FTAC contained in this Agreement, no action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority (collectively, “Governmental Filings”) is required on the part of any PGHL Party with respect to such PGHL Party’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Laws or applicable Foreign Investment Laws, (b) FCA Approval, (c) CBI Approval, (d) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to PGHL and its Subsidiaries, taken as a whole, and (e) as otherwise disclosed on Schedule 5.05 of the PGHL Schedules.

Section 5.06 Current Capitalization. Schedule 5.06 of the PGHL Schedules sets forth, as of the date hereof, the number and class of issued and outstanding shares of PGHL, the record and beneficial owners thereof and the number and class of shares held by each such record and beneficial owner. The outstanding shares of capital stock or other equity interests of PGHL have been duly authorized and validly issued and are fully paid and nonassessable.

Section 5.07 Capitalization of Subsidiaries. The outstanding shares of capital stock or other equity interests of each of PGHL’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. All of the outstanding ownership interests in each Subsidiary of PGHL are owned by PGHL, directly or indirectly, free and clear of any Liens (other than the restrictions under applicable Securities Laws and Liens securing obligations under any PGHL Financing Agreement) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such ownership interests) and have not been issued in violation of preemptive or similar rights. There are no outstanding (a) securities of PGHL or any of its Subsidiaries convertible into or exchangeable for ownership interests in any Subsidiary of PGHL, (b) obligations, options, warrants or other rights, commitments or arrangements to acquire from PGHL or any of its Subsidiaries, or other obligations or commitments of PGHL or any of its Subsidiaries to issue, sell or otherwise transfer, any ownership interests in, or any securities convertible into or exchangeable for any ownership interests in, any Subsidiary of PGHL or (c) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any ownership interests in, any Subsidiary of PGHL (the items in clauses (a)-(c), in addition to all ownership interests of PGHL’s Subsidiaries, being referred to collectively as the “PGHL Subsidiary Securities”). There are no (i) voting trusts, proxies, equityholders agreements or other similar agreements or understandings to which any Subsidiary of PGHL is a party or by which any Subsidiary of PGHL is bound with respect to the voting or transfer of any shares of capital stock of such Subsidiary, or (ii) obligations or commitments of PGHL or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of PGHL Subsidiary Securities or make payments in respect of such shares, including based on the value thereof, or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. Except for the PGHL Subsidiary Securities, neither PGHL nor any of its Subsidiaries owns any equity, ownership, profit, voting or similar interest in or any interest convertible, exchangeable or exercisable for, any equity, profit, voting or similar interest in, any Person. No shares of capital stock are held in treasury by any Subsidiary of PGHL.

Section 5.08 Financial Statements.

(a) Attached as Schedule 5.08 of the PGHL Schedules are true, accurate and complete copies of (a) the audited consolidated balance sheets of PGHL and its Subsidiaries as at December 31, 2019 and December 31, 2018, and the related audited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the periods then ended, together with the auditor’s reports thereon (the “Audited Financial Statements”) and (b) the unaudited consolidated condensed balance sheet of PGHL and its Subsidiaries, as at September 30, 2020 and the related unaudited consolidated condensed statement of income for the nine-month period ended September 30, 2020 (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(b) The Financial Statements of PGHL and its Subsidiaries, together with related notes, have been prepared in accordance with IFRS on a consistent basis throughout the periods involved, except as disclosed therein, and present fairly, in all material respects, the consolidated financial position, cash flows and results of operations of PGHL and its Subsidiaries, as applicable, as of the dates and for the periods indicated in such Financial Statements (except in the case of the Interim Financial Statements for the absence of footnotes and other presentation items and for normal and recurring year-end adjustments, in each case, the impact of which is not material).

Section 5.09 Undisclosed Liabilities. As of the date of this Agreement, neither PGHL nor any of its Subsidiaries has any material Liability, debt or obligation required to be reflected or reserved for on a balance sheet prepared in accordance with IFRS, except for Liabilities and obligations (a) reflected or reserved for in the Financial Statements or disclosed in any notes thereto, (b) that have arisen since September 30, 2020 in the ordinary course of business of PGHL and its Subsidiaries, (c) arising under this Agreement and/or the performance by the Company of its obligations hereunder, including transaction expenses, (d) disclosed in the PGHL Schedules, or (e) that would not be material to PGHL and its Subsidiaries, taken as a whole.

Section 5.10 Litigation and Proceedings. Except for Actions under any Tax Law (as to which certain representations and warranties are made pursuant to Section 5.15) and Actions under any Environmental Law (as to which certain representations and warranties are made pursuant to Section 5.21), as of the date of this Agreement, there are no pending or, to the knowledge of PGHL, threatened in writing Actions against PGHL or any of its Subsidiaries or any of their properties, rights or assets that constitutes a Material Adverse Effect. There is no Governmental Order imposed upon or, to the knowledge of PGHL, threatened in writing Actions against PGHL or any of its Subsidiaries or any of their properties, rights or assets that would, individually or in the aggregate, reasonably be expected to be material to PGHL and its Subsidiaries, taken as a whole. There is no unsatisfied judgment or any open injunction binding upon PGHL or any of its Subsidiaries which would, individually or in the aggregate, reasonably be expected to be material to PGHL and its Subsidiaries, taken as a whole.

Section 5.11 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws has not, and would not, individually or in the aggregate, be material to PGHL and its Subsidiaries, taken as a whole, PGHL and its Subsidiaries are, and since December 31, 2017 have been, in compliance with all applicable Laws and Governmental Orders. PGHL and its Subsidiaries hold, and since December 31, 2017 have held, all licenses, approvals, consents, registrations, franchises and permits (the “Permits”) necessary for the lawful conduct of the business. From December 31, 2017, (a) neither PGHL nor any of its Subsidiaries has received any written notice of any violations of applicable Laws, Governmental Orders or Permits (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business) and (b) to the knowledge of PGHL, no assertion or Action of any violation of any Law, Governmental Order or Permit by PGHL or any of its Subsidiaries is currently threatened against PGHL or any of its Subsidiaries (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business), in each case of (a) and (b), except as would not, individually or in the aggregate, be material to PGHL and its Subsidiaries, taken as a whole. As of the date hereof, no investigation or review by any Governmental Authority with respect to PGHL or any of its Subsidiaries is pending or, to the knowledge of PGHL, threatened and no such investigations have been conducted by any Governmental Authority since December 31, 2017, in each case, other than those the outcome of which would not reasonably be expected to be, individually or in the aggregate, material to PGHL and its Subsidiaries, taken as a whole.

(b) PGHL and its Subsidiaries and, to the knowledge of PGHL, any Person acting for or on behalf of PGHL or its Subsidiaries currently comply in all material respects with and have, since December 31, 2017, complied in all material respects with, all applicable Anti-Corruption Laws or Anti-Money Laundering Laws. Since December 31, 2017, (i) there has been no action taken by PGHL, its Subsidiaries, nor, to the knowledge of PGHL, any of their officers, directors, managers, employees, consultants or agents, in each case, acting on behalf of PGHL or its Subsidiaries, in material violation of any applicable Anti-Corruption Law or Anti-Money Laundering Law, (ii) neither PGHL nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or Anti-Money Laundering Laws or subjected to any investigation by a Governmental Authority for a material violation of any applicable Anti-Corruption Laws or Anti-Money Laundering Laws, (iii) neither PGHL nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any material noncompliance with any Anti-Corruption Law or Anti-Money Laundering Law (other than with respect to the submission by PGHL or one of its Subsidiaries of fraudulent activity reports to a Governmental Authority in connection with alleged or potential violations of Anti-Corruption Law or Anti-Money Laundering Law by customers of PGHL or one of its Subsidiaries) and (iv) neither PGHL nor its Subsidiaries has received any written notice or citation, or to the knowledge of PGHL, any non-written notice, from a Governmental Authority for any actual or potential material noncompliance with any applicable Anti-Corruption Law or Anti-Money Laundering Law.

(c) None of PGHL, its Subsidiaries, nor, to the knowledge of PGHL, any of their respective officers, directors, managers, or employees, consultants or agents, (i) is a Person with whom transactions are prohibited or limited under any Laws relating to economic sanctions, including those administered by the U.S. government (including, without limitation, the Department of the Treasury’s Office of Foreign Assets Control, the Department of State, or the Department of Commerce), the United Nations Security Council, the European Union, or Her Majesty’s Treasury, (ii) since December 31, 2017, has knowingly engaged in any dealings or transactions with any person that, at the time of the dealing or transaction, is or was the subject or the target of broad territorial sanctions, including the Crimea region of Ukraine, Cuba, Iran, North Korea, or Syria, or (iii) has materially violated any Laws relating to economic sanctions since December 31, 2017.

Section 5.12 Contracts; No Defaults.

(a) Schedule 5.12(a) of the PGHL Schedules contains a true and complete listing of all Contracts (other than purchase orders) described in clauses (i) through (xiv) of this Section 5.12(a) to which, as of the date of this Agreement, PGHL or any of its Subsidiaries is a party (together with all material amendments, waivers or other changes thereto) other than PGHL Benefit Plans (collectively, the “Material Contracts”). True, correct and complete copies of the Material Contracts have been delivered to or made available to FTAC.

(i) Each Contract that PGHL reasonably anticipates will involve aggregate payments or consideration furnished by or to PGHL or by or to any of its Subsidiaries of more than $5,000,000 in the calendar year ended December 31, 2020 or any subsequent calendar year;

(ii) Each PGHL Financing Agreement;

(iii) Each Contract that is a definitive purchase and sale or similar agreement for the acquisition of any Person or any business unit thereof or the disposition of any material assets of PGHL or any of its Subsidiaries since December 31, 2017, in each case, involving payments in excess of $25,000,000;

(iv) Each lease, rental or occupancy agreement, installment and conditional sale agreement and each other Contract with outstanding obligations that (x) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property and (y) involves aggregate payments in excess of $1,000,000 in any calendar year, other than sales or purchase agreements in the ordinary course of business consistent with past practices and sales of obsolete equipment;

(v) Each joint venture Contract, partnership agreement, limited liability company agreement or similar Contract (other than Contracts between Subsidiaries of PGHL) that is material to the business of PGHL and its subsidiaries, taken as a whole;

(vi) Each Contract requiring capital expenditures after the date of this Agreement in an amount in excess of $5,000,000 in the aggregate;

(vii) Each Contract expressly prohibiting or restricting in any material respect the ability of PGHL or its Subsidiaries to engage in any business, to sell or distribute any products, to operate in any geographical area or to compete with any Person;

(viii) Each material license or other agreement with respect to any material item of Intellectual Property (excluding licenses granted to PGHL or its Subsidiaries for commercially available “off-the-shelf” software with annual aggregate fees of less than $1,000,000, or non-exclusive licenses granted to customers in the ordinary course of business);

(ix) Each employee collective bargaining Contract or other Contract with any labor union, works council, or labor organization or association;

(x) Each sales commission or brokerage Contract that involves annual payments in excess of $2,000,000 or is not cancellable on 30 calendar days’ notice without payment or penalty;

(xi) Each mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any Indebtedness or borrowing of money by or from PGHL or any of its Subsidiaries in excess of $10,000,000 (other than Contracts disclosed pursuant to Section 5.12(a)(ii));

(xii) Any Contract that is a currency or interest hedging arrangement;

(xiii) Any Contract under which PGHL or any of its Subsidiaries has agreed to purchase or sell goods or services from a vendor, supplier or other person on a preferred supplier or “most favored supplier” basis; and

(xiv) Any commitment to enter into agreement of the type described in clauses (i) through (xiii) of this Section 5.12(a).

(b) Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would not, individually or in the aggregate, reasonably be expected to be material to PGHL and its Subsidiaries, taken as a whole, as of the date of this Agreement, all of the Contracts listed pursuant to Section 5.12(a) are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of PGHL or one of its Subsidiaries party thereto and, to the knowledge of PGHL, represent the legal, valid and binding obligations of the other parties thereto, in each case, subject to the Enforceability Exceptions. As of the date of this Agreement, except as would not reasonably be expected to be, individually or in the aggregate, material to PGHL and its Subsidiaries, taken as whole, (w) none of PGHL, any of its Subsidiaries or, to the knowledge of PGHL, any other party thereto is or is alleged to be in material breach of or material default under any such Contract, (x) neither PGHL nor any of its Subsidiaries has received any written claim or notice of material breach of or material default under any such Contract, (y) to the knowledge of PGHL, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract (in each case, with or without notice or lapse of time or both) and (z) no party to any such Contract that is a customer of or supplier to PGHL or any of its Subsidiaries has, within the past 12 months, canceled or terminated its business with, or, to the knowledge of PGHL, threatened in writing to cancel or terminate its business with, PGHL or any of its Subsidiaries.

Section 5.13 PGHL Benefit Plans.

(a) Schedule 5.13(a) of the PGHL Schedules sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (including Multiemployer Plans), and any material stock purchase, stock option, severance, employment (other than offer letters that do not provide severance benefits or notice periods in excess of 30 days upon termination of the employment relationship), individual consulting, retention, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which (i) any current or former employee, officer, director or independent contractor of PGHL or its Subsidiaries (the “PGHL Employees”) has any present or future right to benefits and which are contributed to, sponsored by or maintained by PGHL or any of its Subsidiaries or (ii) PGHL or any of its Subsidiaries has any present or future liability (each, a “PGHL Benefit Plan”).

(b) With respect to each PGHL Benefit Plan, PGHL has delivered or made available to FTAC copies of (i) each PGHL Benefit Plan and any trust agreement or other funding instrument relating to such plan, (ii) the most recent summary plan description, if any, required under ERISA with respect to such PGHL Benefit Plan, (iii) the most recent annual report on Form 5500 and all attachments with respect to such PGHL Benefit Plan (if applicable), (iv) the most recent actuarial valuation (if applicable) relating to such PGHL Benefit Plan, and (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to any PGHL Benefit Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to PGHL and its Subsidiaries, taken as a whole, (i) each PGHL Benefit Plan has been administered in material compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made with respect to any PGHL Benefit Plan on or before the date hereof have been made and all obligations in respect of each PGHL Benefit Plan as of the date hereof have been accrued and reflected in PGHL’s financial statements to the extent required by IFRS. Each PGHL Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and, to the knowledge of PGHL, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to PGHL and its Subsidiaries, taken as a whole, neither PGHL nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of PGHL or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law.

(e) Neither PGHL nor any of its Subsidiaries sponsored or was required to contribute to, at any point during the six year period prior to the date hereof, a multiemployer pension plan (as defined in Section 3(37) of ERISA or Section 4001(a)(3) of the Code) (a “Multiemployer Plan”) or other pension plan, in each case, that is subject to Section 302 or Title IV of ERISA or Section 412 or Section 4971 of the Code. No PGHL Benefit Plan that is subject to the applicable Law of a jurisdiction outside the United States or that covers any employee, director, consultant or individual independent contractor residing or working outside the United States is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement or has any unfunded or underfunded Liabilities.

(f) Neither the execution and delivery of this Agreement by PGHL nor the consummation of the Merger will (whether alone or in connection with any subsequent event(s)) (i) result in the acceleration, vesting or creation of any rights of any director, officer or employee of PGHL or its Subsidiaries to payments or benefits or increases in any payments or benefits or any loan forgiveness under any PGHL Benefit Plan or (ii) result in severance pay or any increase in severance pay upon any termination of employment of any PGHL Employee.

(g) No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer or director of PGHL or any Subsidiary of PGHL who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

Section 5.14 Labor Matters.

(a) As of the date of this Agreement, neither PGHL nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor organization. To the knowledge of PGHL, none of the PGHL Employees are represented by any labor organization or works council with respect to their employment with PGHL. To the knowledge of PGHL, as of the date of this Agreement, there are no activities or proceedings of any labor organization to organize any of the PGHL Employees and, as of the date of this Agreement, there is no, and since December 31, 2017 has been no, material labor dispute or strike, material slowdown, material concerted refusal to work overtime, or material work stoppage against PGHL, in each case, pending or threatened. Since December 31, 2017, neither PGHL nor any of its Subsidiaries has implemented any plant closings or employee layoffs that would implicate the federal Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”).

(b) Except as would not , individually or in the aggregate, reasonably be expected to be material to PGHL and its Subsidiaries, taken as a whole, each of PGHL and its Subsidiaries (i) is in compliance with all applicable Laws regarding employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, and unemployment insurance, (ii) has not committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved, and (iii) since December 31, 2017, has not experienced any actual or, to the knowledge of PGHL, threatened arbitrations, grievances, material labor disputes, strikes, lockouts, picketing, hand billing, slow-downs or work stoppages against PGHL or its Subsidiaries.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to PGHL and its Subsidiaries, taken as a whole, PGHL and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d) As of the date hereof, PGHL has no knowledge that any current direct report to the Chief Executive Officer of PGHL presently intends to terminate his or her employment.

Section 5.15 Taxes. Except as would not constitute a Material Adverse Effect:

(a) All material Tax Returns required by Law to be filed by PGHL or its Subsidiaries have been duly filed within the applicable time limits and those Tax Returns were, and remain, true, correct, and complete in all material respects, and are not (nor is anything in them) the subject of any dispute with any Governmental Authority.

(b) All material amounts of Taxes due and owing by PGHL and its Subsidiaries have been paid within applicable time limits other than Taxes which are not yet due and payable or are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP or IFRS, as applicable, and since the date of the most recent balance sheet included in the Interim Financial Statements neither PGHL nor any of its Subsidiaries have incurred any material Tax liability outside the ordinary course of business other than Taxes resulting from the Transactions.

(c) Each of PGHL and its Subsidiaries has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis and within applicable time limits, such amounts to the appropriate Governmental Authority, and (iii) complied in all material respects with applicable Law with respect to Tax withholding.

(d) Neither PGHL nor any of its Subsidiaries is engaged in any material audit, assessment, visit, discovery, examinations, investigations, administrative proceeding or judicial proceeding with respect to Taxes. Neither PGHL nor any of its Subsidiaries has received any written notice from a Governmental Authority of a dispute, assessment, or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the knowledge of PGHL, no such claims have been communicated in writing. No written claim has been made by any Governmental Authority in a jurisdiction where PGHL or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of PGHL or any of its Subsidiaries and no written request for any such waiver or extension is currently pending.

(e) During the two-year period ending on the date hereof, neither PGHL nor any of its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(f) Neither PGHL nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g) There are no Liens with respect to Taxes on any of the assets of PGHL or its Subsidiaries, other than Permitted Liens.

(h) Neither PGHL nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than PGHL or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for Liabilities pursuant to commercial contracts not primarily relating to Taxes).

(i) Neither PGHL nor any of its Subsidiaries is a party to, or bound by, or has any material obligation to any Governmental Authority or other Person (other than PGHL or its Subsidiaries) under any Tax allocation, Tax sharing or Tax indemnification agreement (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(j) To the knowledge of PGHL, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Pubco Contribution and the LLC Contribution from qualifying for the Intended Tax Treatment.

(k) As of the Closing, neither PGHL nor any of its non-U.S. Subsidiaries is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

(l) Each of PGHL and its Subsidiaries has complied in all material respects with all applicable transfer pricing rules described in Section 482 of the Code and the regulations thereunder, or any corresponding or similar provision of state, local or foreign Law.

(m) Neither PGHL nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting under Section 481 of the Code (or similar provision of Law), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” within the meaning of Section 7121 of the Code (or similar provision of Law) executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or similar provision Law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) advance payments, prepaid or deferred amounts received on or prior to the Closing Date.

(n) Neither PGHL nor any of its Subsidiaries is a party to any agreement or contract relating to the sharing, allocation or indemnification of Taxes (for the avoidance of doubt, excluding customary commercial agreements entered into in the ordinary course of business the principal subject of which is not Taxes).

(o) Neither the Company nor Pi Jersey Holdco is or has been a “passive foreign investment company” within the meaning of Section 1297(a) of the Code nor expects to be a passive foreign investment company on or prior to the Closing Date.

(p) Neither PGHL nor any of its Subsidiaries or Affiliates has (A) obtained a Paycheck Protection Program Loan pursuant to Section 1102 of the CARES Act, (B) applied for loan forgiveness pursuant to Section 1106 of the CARES Act, (C) deferred payment of the employer portion of FICA and Medicare Tax pursuant to Section 2302 of the CARES Act, or (D) claimed the employee retention credit pursuant to Section 2301 of the CARES Act.

(q) Each of PGHL and its Subsidiaries is, and has always been resident only in its jurisdiction of incorporation for Tax purposes and is not and has not been, treated as having a permanent establishment, branch or taxable presence in any jurisdiction other than in its jurisdiction of incorporation.

(r) Neither PGHL nor any of its Subsidiaries has entered into any arrangement or transaction (or series of arrangements or transactions) prior to the date of this Agreement: (i) the main purpose, or one of the main purposes, of which was the avoidance of Taxation; or (ii) in respect of which disclosure was made, or is being made, under the UK Disclosure of Tax Avoidance Schemes regime or Council Directive 2018/822/EU amending Council Directive 2011/16/ER (including the International Tax Enforcement (Disclosable Arrangements) Regulations 2020), or under Schedule 11A of the UK Value Added Tax Act 1994 or any regulations made under that part or that schedule or any similar rules or regime in a jurisdiction outside the United Kingdom.

(s) Neither PGHL nor any of its Subsidiaries has committed an offence under Part 3 of the UK Criminal Finances Act 2017 or any similar laws in any other jurisdiction, and each of PGHL and its Subsidiaries has instituted and maintained procedures that are designed to prevent its employees, agents and services providers from causing any of them to commit an offence under any such law.

(t) There is no instrument (which, for the avoidance of doubt, does not include any instrument entered into in connection with any of the transactions contemplated by this Agreement or any agreement related thereto) to which PGHL or any of its Subsidiaries is a party and which is necessary to establish such entity’s rights or title to or interest in any asset, which is or could become liable to any stamp duty, stamp duty reserve tax or stamp duty land tax (or any similar duty or tax in a jurisdiction outside the United Kingdom) which has not been duly stamped (if required) or in respect of which the relevant duty or tax together with any related interest and penalties (as applicable) has not been paid.

(u) If required to be registered for VAT purposes, each of PGHL and its Subsidiaries is a registered and taxable person for VAT purposes and none of them are, or have been, a member of any group of companies for VAT purposes.

(v) The implementation of the transactions contemplated by this Agreement will not result in any degrouping or clawback Taxes arising to any Relevant Entity under United Kingdom Tax law other than under sections 780 and 785 CTA 2009 and section 179 TCGA 1992.

For purposes of this Section 5.15, any reference to PGHL or any of its Subsidiaries shall be deemed to include any Person that merged with or was liquidated or converted into PGHL or any Subsidiary, as applicable. Other than Section 5.09, this Section 5.15 provides the sole and exclusive representations and warranties of PGHL in respect of Tax matters.

Section 5.16 Insurance. As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to be material to PGHL and its Subsidiaries, taken as a whole, (a) all of the material policies of property, fire and casualty, liability, workers’ compensation, directors and officers and other forms of insurance (collectively, the “Policies”) held by, or for the benefit of, PGHL or any of its Subsidiaries with respect to policy periods that include the date of this Agreement are in full force and effect, and (b) neither PGHL nor any of its Subsidiaries has received a written notice of cancellation of any of the Policies or of any material changes that are required in the conduct of the business of PGHL or any of its Subsidiaries as a condition to the continuation of coverage under, or renewal of, any of the Policies.

Section 5.17 Permits. As of the date of this Agreement, each of PGHL and its Subsidiaries has all material Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except with respect to Permits required under applicable Environmental Laws (as to which certain representations and warranties are made pursuant to Section 5.21) and except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to be material to PGHL and its Subsidiaries, taken as a whole. PGHL and its Subsidiaries have obtained all of the material Permits necessary under applicable Laws to permit PGHL and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business and operations of PGHL and its Subsidiaries as currently conducted. The operation of the business of PGHL and its Subsidiaries as currently conducted is not in material violation of, nor is PGHL or any of its Subsidiaries in material default or material violation under, any material Permit.

Section 5.18 Real Property.

(a) Neither PGHL nor any Subsidiary of PGHL owns any real property. Neither PGHL nor any Subsidiary of PGHL is party to any agreement or option to purchase any real property interest therein. Schedule 5.18 of the PGHL Schedules contains a true, correct and complete list, as of the date of this Agreement, of all Leased Real Property including, the address of each Leased Real Property. PGHL has made available to FTAC true, correct and complete copies of the material Contracts pursuant to which PGHL or any of its Subsidiaries occupy (or have been granted an option to occupy) the Leased Real Property or is otherwise a party with respect to the Leased Real Property (the “Leases”). Except as would not be material to PGHL and its Subsidiaries, taken as a whole, PGHL or one of its Subsidiaries has a valid and subsisting leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, subject only to Permitted Liens. With respect to each Lease and except as would not constitute a Material Adverse Effect, (i) such Lease is valid, binding and enforceable and in full force and effect against PGHL or one of its Subsidiaries and, to PGHL’s knowledge, the other party thereto, subject to the Enforceability Exceptions, (ii) neither PGHL nor one of its Subsidiaries has received or given any written notice of material default or material breach under any of the Leases; and (iii) there does not exist under any Lease any event or condition which, with notice or lapse of time or both, would become a material default by PGHL or one of its Subsidiaries or, to PGHL’s knowledge, the other party thereto.

(b) Neither PGHL nor its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. Neither PGHL nor any of its Subsidiaries is in material default or violation of, or not in compliance with, any legal requirements applicable to its occupancy of the Leased Real Property, except as would not be material to PGHL and its Subsidiaries, taken as a whole. No construction or expansion is currently being performed or is planned for 2020 or 2021 at any of the Leased Real Properties that is expected to result in liability to PGHL or any of its Subsidiaries in excess of $2,000,000 in any such calendar year.

Section 5.19 Intellectual Property and IT Security. Except as would not, individually or in the aggregate, reasonably be expected to be material to PGHL and its Subsidiaries, taken as a whole:

(a) Schedule 5.19(a) of the PGHL Schedules lists (i) each item of Intellectual Property owned or purported to be owned by PGHL or any of its Subsidiaries as of the date of this Agreement and that is the subject of an application or registration with any Governmental Authority and (ii) each material unregistered trademark or service mark owned or purported to be owned by PGHL or any of its Subsidiaries. Each item of Intellectual Property required to be listed on Schedule 5.19(a)(i) of the PGHL Schedules (collectively, the “Scheduled Intellectual Property”) is subsisting and unexpired and, to the knowledge of PGHL, valid and enforceable. All necessary registration, maintenance, renewal, and other relevant filing fees with a final due date as of the date hereof have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining the material Scheduled Intellectual Property in full force and effect. PGHL or one of its Subsidiaries solely and exclusively owns all material Owned Intellectual Property, free and clear of all Liens (except Permitted Liens), and has a right to use all other material Intellectual Property used, practiced, or held for use or practice by PGHL or any of its Subsidiaries in the operation of the business of PGHL and its Subsidiaries as presently conducted (the “Licensed Intellectual Property”). The Owned Intellectual Property and the Licensed Intellectual Property (when used within the scope of the applicable license) constitute all of the Intellectual Property reasonably necessary and sufficient to enable PGHL and its Subsidiaries to conduct the business as currently conducted (provided that the foregoing and the first sentence of clause (d) below shall not be construed to be a representation as to the non-infringement of any third-party Intellectual Property).

(b) Except as stated on Schedule 5.19(b) of the PGHL Schedules, (i) the conduct and operation of the business of PGHL and its Subsidiaries are not infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any Person in any material respect, and have not, since December 31, 2017 infringed upon, misappropriated or otherwise violated any Intellectual Property rights of any Person in any material respect (ii) to the knowledge of PGHL, no third party is infringing upon, misappropriating or otherwise violating any material Owned Intellectual Property and (iii) to the knowledge of PGHL, as of the date of this Agreement, PGHL and its Subsidiaries have not received from any Person at any time after December 31, 2017 (or earlier, for material matters that are unresolved as of the date hereof), any written notice that PGHL or any of its Subsidiaries is infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any Person in any material respect.

(c) (i) PGHL and its Subsidiaries take commercially reasonable actions and measures to protect and maintain (x) the ownership and, as applicable, confidentiality of their material proprietary Owned Intellectual Property (including, through written Contracts in favor of PGHL or one of its Subsidiaries with each of their respective former and current employees, consultants and independent contractors who have contributed to or developed material Owned Intellectual Property that have conveyed all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for PGHL or any of its Subsidiaries in the course of such Person’s employment or retention thereby, to the extent such Owned Intellectual Property would not vest initially in PGHL or one of its Subsidiaries by operation of law) and (y) the security, confidentiality (as applicable), continuous operation and integrity of their IT Systems and Software (and all data stored therein or transmitted thereby); (ii) no Open Source Software is or has been included, incorporated or embedded in, linked to or combined with any material Software proprietary to PGHL or its Subsidiaries (“Company Software”) that has been conveyed, distributed or made available to third parties, in each case, in a manner that requires, under the terms of the applicable license, that such Company Software be licensed, distributed, or otherwise made available to third parties (y) in source code form or (z) under terms that permit modification, or the creation of derivative works of such Company Software; and (iii) except for consultants and other independent contractors engaged by PGHL or any of its Subsidiaries in the ordinary course of business under written confidentiality agreements, no other Person possesses (or has any right to access or have disclosed) any material proprietary source code owned by PGHL or its Subsidiaries.

(d) PGHL or one of its Subsidiaries owns or has a valid right to use all IT Systems used in connection with the business as currently conducted. PGHL and each of its Subsidiaries maintain reasonable back-up and disaster recovery and business continuity plans that are, in the reasonable determination of PGHL, in accordance with standard industry practice in all material respects. PGHL and each of its Subsidiaries take and have taken commercially reasonable steps to ensure that the IT Systems and Company Software are free from material viruses and other material malicious Software (including worms, Trojan horses, bugs, faults or other devices, errors, contaminants or material vulnerabilities which may be used to gain access to, alter, delete, destroy or disable any of its or any third party’s IT Systems or Software or which may in other ways cause damage to or abuse such IT Systems or Software). To the knowledge of PGHL, the IT Systems and Company Software are free, in all material respects, of any such viruses and malicious Software.

Section 5.20 Data Privacy. PGHL and its Subsidiaries and, to the knowledge of PGHL, any Person acting for or on behalf of PGHL or its Subsidiaries currently comply in all material respects with and have, since December 31, 2017, complied in all material respects with, (i) all applicable Privacy Laws, (ii) all of PGHL and its Subsidiaries’ policies and notices regarding Personal Information, and (iii) all of PGHL and its Subsidiaries’ contractual obligations with respect to Personal Information. Since December 31, 2017, PGHL and its Subsidiaries have implemented and maintained any legally required policies, procedures and systems for receiving and responding to requests from individuals concerning their Personal Information, and have implemented and maintained reasonable and appropriate technical and organizational safeguards, consistent in all material respects with applicable Privacy Laws, to protect Personal Information in their possession or control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure. PGHL and its Subsidiaries have taken any reasonable steps, including where necessary through contractual obligations, to ensure that any third party with access to Personal Information collected by or on behalf of PGHL or any of its Subsidiaries has implemented and maintained the same. To the knowledge of PGHL, any third party who has provided Personal Information to PGHL or any of its Subsidiaries has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent so required. To the knowledge of

PGHL, there have been no material breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of PGHL or any of its Subsidiaries or collected, used or processed by or on behalf of PGHL or any of its Subsidiaries, and PGHL and its Subsidiaries have not provided or been legally required to provide any notices to any Person in connection with a disclosure of Personal Information (except for individual complaints or requests under Privacy Laws in the ordinary course of business and/or as has been resolved without material liability to PGHL). PGHL and its Subsidiaries have not received any written notice of any claims, investigations or inquiries related to the violation of any Privacy Laws, applicable privacy policies, or contractual commitments with respect to Personal Information (except as has been resolved without material liability to PGHL).

Section 5.21 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to PGHL and its Subsidiaries, taken as a whole:

(a) PGHL and its Subsidiaries are, and since December 31, 2017 have been, in compliance with all Environmental Laws;

(b) PGHL and its Subsidiaries hold all material Permits required under Environmental Laws to permit PGHL and its Subsidiaries to operate their assets in a manner in which they are now operated and maintained and to conduct the business of PGHL and its Subsidiaries as currently conducted; and

(c) there are no written claims or notices of violation pending against or, to the knowledge of PGHL, threatened against PGHL or any of its Subsidiaries alleging any violations of or liability under any Environmental Law or any violations or liability concerning any Hazardous Materials, and, to the knowledge of PGHL, there is no reasonable basis for any such claims or notices.

Other than Section 5.09, 5.12 and 5.16, this Section 5.21 provides the sole and exclusive representations and warranties of PGHL in respect of environmental matters, including any and all matters arising under Environmental Laws.

Section 5.22 Absence of Changes.

(a) Since December 31, 2019, no Material Adverse Effect has occurred.

(b) Since December 31, 2019, except (i) as set forth on Schedule 5.22(b) of the PGHL Schedules, (ii) for any COVID-19 Measures and (iii) in connection with the transactions contemplated by this Agreement and any other Transaction Agreement, through and including the date of this Agreement, PGHL and its Subsidiaries have carried on their respective businesses and operated their properties in all material respects in the ordinary course of business.

(c) Since September 30, 2020, except (i) as set forth on Schedule 5.22(c) of the PGHL Schedules, (ii) for any actions taken in response to COVID-19 Measures and (iii) in connection with the transactions contemplated by this Agreement and any other Transaction Agreement, neither PGHL nor any of its Subsidiaries has taken or permitted to occur any action that, were it to be taken from and after the date hereof, would require the prior written consent of FTAC pursuant to Section 7.01.

Section 5.23 Brokers’ Fees. Except for fees described on Schedule 5.23 of the PGHL Schedules, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by PGHL, any of its Subsidiaries or any of their Affiliates.

Section 5.24 Related Party Transactions. Except for the Contracts set forth on Schedule 5.24 of the PGHL Schedules, as of the date hereof, there are no Contracts between PGHL or any of its Subsidiaries, on the one hand, and any Affiliate (including Blackstone and CVC), officer or director of PGHL or, to PGHL’s knowledge, any Affiliate of any of them, on the other hand, except in each case, for (a) employment agreements, fringe benefits and other compensation paid to directors, officers and employees consistent with previously established policies, (b) reimbursements of expenses incurred in connection with their employment or service (excluding from clause (a) and this clause (b), and therefore expressly included in the definition of “Related Party Contracts,” any loans made by PGHL or its Subsidiaries to any officer, director, employee, member or stockholder and all related arrangements, including any pledge arrangements) and (c) amounts paid pursuant to PGHL Benefit Plans (the “Related Party Contracts”).

Section 5.25 Proxy Statement. None of the information relating to PGHL or its Subsidiaries supplied or to be supplied by PGHL, or by any other Person acting on behalf of the Company, in writing specifically for inclusion in the Proxy Statement will, as of the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to FTAC’s stockholders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF FTAC

Except as set forth in the FTAC Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent) or in the SEC Reports filed or furnished by FTAC prior to the date hereof (excluding (x) any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (y) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such a SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 6.04 (Litigation and Proceedings); Section 6.07 (Financial Ability; Trust Account); Section 6.12 (Tax Matters); and Section 6.13 (Capitalization)), FTAC represents and warrants to each of the PGHL Parties as follows:

Section 6.01 Corporate Organization. FTAC is duly incorporated and is validly existing as a corporation in good standing under the Laws of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of FTAC previously delivered by FTAC to the Company are true, correct and complete and are in effect as of the date of this Agreement. FTAC is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its organizational documents. FTAC is duly licensed or qualified and in good standing as a foreign corporation or foreign limited liability company, as applicable, in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of FTAC to enter into this Agreement or consummate the transactions contemplated hereby.

Section 6.02 Due Authorization.

(a) FTAC has all requisite corporate or entity power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and, upon receipt of approval of the FTAC Stockholder Matters by FTAC Stockholders, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized and approved by the board of directors or equivalent governing body of FTAC and, except for approval of FTAC Stockholder Matters by FTAC Stockholders, no other corporate or equivalent proceeding on the part of FTAC is necessary to authorize this Agreement or such Transaction Agreements or FTAC’s performance hereunder or thereunder. This Agreement has been, and each such Transaction Agreement to which FTAC will be party, duly and validly executed and delivered by FTAC and, assuming due authorization and execution by each other Party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement to which FTAC will be party, will constitute a legal, valid and binding obligation of FTAC, enforceable against FTAC in accordance with its terms, subject to the Enforceability Exceptions.

(b) Assuming a quorum is present at the Special Meeting, as adjourned or postponed, the only votes of any of FTAC’s capital stock necessary in connection with the entry into this Agreement by FTAC, the consummation of the transactions contemplated hereby, including the Closing and the approval of the FTAC Stockholder Matters are as set forth on Schedule 6.02(b) of the FTAC Schedules. Each FTAC Stockholder is entitled to vote at the Special Meeting and is entitled to one vote per share. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation applicable to FTAC is applicable to any of the Transactions.

(c) At a meeting duly called and held, the board of directors of FTAC has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of FTAC’s stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) made the FTAC Board Recommendation.

Section 6.03 No Conflict. The execution, delivery and performance of this Agreement and any Transaction Agreement to which FTAC is a party by FTAC and, upon receipt of approval of the FTAC Stockholder Matters by the FTAC Stockholders, the consummation of the transactions contemplated hereby or by any Transaction Agreement do not and will not (a) conflict with or violate any provision of, or result in the breach of the FTAC Organizational Documents or any organizational documents of any Subsidiaries of FTAC, (b) conflict with or result in any violation of any provision of any Law or Governmental Order applicable to FTAC, any Subsidiaries of FTAC or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which FTAC or any Subsidiaries of FTAC is a party or by which any of their respective assets or properties may be bound or affected, or (d) result in the creation of any Lien upon any of the properties or assets of FTAC or any Subsidiaries of FTAC, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of any of FTAC to enter into and perform their respective obligations under this Agreement or any Transaction Agreement to which any of FTAC is a party, as applicable.

Section 6.04 Litigation and Proceedings. There are no pending or, to the knowledge of FTAC, threatened, Actions and, to the knowledge of FTAC, there are no pending or threatened investigations, in each case, against FTAC, or otherwise affecting FTAC or its assets, including any condemnation or similar proceedings, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of FTAC to enter into and perform their respective obligations under this Agreement or any Transaction Agreement to which any of FTAC is a party, as applicable. There is no unsatisfied judgment or any open injunction binding upon FTAC which could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of FTAC to enter into and perform its obligations under this Agreement or any Transaction Agreement to which FTAC is a party, as applicable.

Section 6.05 Governmental Authorities; Consents. No Governmental Filing is required on the part of FTAC with respect to the execution or delivery of this Agreement by FTAC or any Transaction Agreement to which

FTAC is a party, as applicable, or the consummation of the transactions contemplated hereby or thereby, except for (i) applicable requirements of the HSR Act and any other applicable Antitrust Laws or applicable Foreign Investment Laws, (ii) FCA Approval, (iii) CBI Approval, (iv) Securities Laws and (v) the NYSE.

Section 6.06 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws has not, and would not be material to FTAC or would reasonably be expected to prevent or materially delay or materially impair the ability of FTAC to consummate the Transactions, FTAC is, and since its formation has been, in compliance with all applicable Laws and Governmental Orders. FTAC holds, and since its formation has held, all Permits necessary for the lawful conduct of the business, except where the failure to so hold has not been, and would not reasonably be expected to be, individually on in the aggregate, material to FTAC. Since its formation, (i) FTAC has not received any written notice of any violations of applicable Laws, Governmental Orders or Permits (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business) and (ii) to the knowledge of FTAC, no assertion or Action of any violation of any Law, Governmental Order or Permit by FTAC is currently threatened against FTAC, in each case of (i) and (ii), except as would not be material to FTAC. As of the date hereof, no investigation or review by any Governmental Authority with respect to FTAC is pending or, to the knowledge of FTAC, threatened and no such investigations have been conducted by any Governmental Authority since its formation, in each case, other than those the outcome of which would not reasonably be expected to be, material to FTAC.

(b) Since its formation, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, have a material adverse effect on the ability of FTAC to enter into and perform its obligations under this Agreement or any Transaction Agreement to which FTAC is a party, as applicable, (i) there has been no action taken by FTAC, or, to the knowledge of FTAC, any officer, director, manager, employee, agent or representative of FTAC, in each case, acting on behalf of FTAC, in violation of any applicable Anti-Corruption Law, (ii) FTAC has not been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) FTAC has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) FTAC has not received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

Section 6.07 Financial Ability; Trust Account.

(a) As of the date hereof, there is at least $1,467,370,133 invested in a trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated August 21, 2020, by and between FTAC and the Trustee on file with the SEC Reports of FTAC as of the date of this Agreement (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, FTAC Organizational Documents and FTAC’s final prospectus dated August 18, 2020. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. FTAC has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the date hereof, there are no claims or proceedings pending with respect to the Trust Account. Since August 18, 2020, FTAC has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of FTAC to dissolve or liquidate pursuant to the FTAC Organizational

Documents shall terminate, and, as of the Effective Time, FTAC shall have no obligation whatsoever pursuant to the FTAC Organizational Documents to dissolve and liquidate the assets of FTAC by reason of the consummation of the transactions contemplated hereby. To FTAC’s knowledge, as of the date hereof, following the Effective Time, no stockholder of FTAC shall be entitled to receive any amount from the Trust Account except to the extent such stockholder shall have elected to tender its shares of FTAC Class A Common Stock for redemption pursuant to the FTAC Stockholder Redemption. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of FTAC and, to the knowledge of FTAC, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of FTAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SEC Reports to be inaccurate or (ii) entitle any Person (other than stockholders of FTAC who shall have elected to redeem their shares of FTAC Class A Common Stock pursuant to the FTAC Stockholder Redemption or the underwriters of FTAC’s initial public offering in respect of their Deferred Discount (as defined in the Trust Agreement)) to any portion of the proceeds in the Trust Account.

(b) As of the date hereof, assuming the accuracy of the representations and warranties of PGHL, the Company and Merger Sub contained herein and the compliance by PGHL, the Company and Merger Sub with their respective obligations hereunder, FTAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to FTAC on the Closing Date.

(c) As of the date hereof, FTAC does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

Section 6.08 Brokers’ Fees. Except for fees described on Schedule 6.08 of the FTAC Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by FTAC or any of its Affiliates, including the Founder.

Section 6.09 SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a) FTAC has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since August 18, 2020 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SEC Reports”). None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of FTAC as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. FTAC has not had any material off-balance sheet arrangements that are not disclosed in the SEC Reports.

(b) FTAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to FTAC is made known to FTAC’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To FTAC’s knowledge, such disclosure controls and procedures are effective in timely alerting FTAC’s principal executive officer and principal financial officer to material information required to be included in FTAC’s periodic reports required under the Exchange Act.

(c) FTAC has established and maintained a system of internal controls. To FTAC’s knowledge, such internal controls are sufficient to provide reasonable assurance regarding the reliability of FTAC’s financial reporting and the preparation of FTAC’s financial statements for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by FTAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of FTAC. FTAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Neither FTAC (including any employee thereof) nor FTAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by FTAC, (ii) any fraud, whether or not material, that involves FTAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by FTAC or (iii) any claim or allegation regarding any of the foregoing.

(f) To the knowledge of FTAC, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the knowledge of FTAC, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 6.10 Business Activities.

(a) Since its incorporation, FTAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the FTAC Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon FTAC or to which FTAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of FTAC or any acquisition of property by FTAC or the conduct of business by FTAC as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of FTAC to enter into and perform its obligations under this Agreement.

(b) FTAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither FTAC nor any of its Subsidiaries has any interests, rights, obligations or Liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) There is no liability, debt or obligation against FTAC or its Subsidiaries, except for Liabilities and obligations (i) reflected or reserved for on FTAC’s consolidated balance sheet for the period from July 15, 2020 (FTAC’s inception) through September 30, 2020 or disclosed in the notes thereto (other than any such Liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to FTAC and its Subsidiaries, taken as a whole), (ii) that have arisen since the date of FTAC’s consolidated balance sheet for the for the period from July 15, 2020 through September 30, 2020 in the ordinary course of the operation of business of FTAC and its Subsidiaries (other than any such Liabilities as are not and would not be, in the aggregate, material to FTAC and its Subsidiaries, taken as a whole), (iii) disclosed in the Schedules or (iv) incurred in connection with or contemplated by this Agreement and/or the Transactions.

(d) Except for this Agreement and the agreements expressly contemplated hereby or as set forth on Schedule 6.10(d) of the FTAC Schedules, FTAC is, and at no time has been, party to any Contract with any other Person that would require payments by FTAC in excess of $10,000 monthly, $500,000 in the aggregate with respect to any individual Contract or more than $1,000,000 in the aggregate when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 8.02) and Contracts set forth on Schedule 6.10(d) of the FTAC Schedules.

Section 6.11 Employee Benefit Plans. Except as may be contemplated by the Omnibus Incentive Plan Proposal, neither FTAC nor any of its Subsidiaries maintains, contributes to, or could reasonably be expected to have any obligation or liability (contingent or otherwise) under any “employee benefit plan” as defined in Section 3(3) of ERISA (including Multiemployer Plans), or any stock purchase, stock option, severance, employment, individual consulting, retention, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, oral or written (each an “FTAC Benefit Plan”) and neither the execution and delivery of this Agreement by FTAC nor the consummation of the Merger will (whether alone or in connection with any subsequent event(s)) (i) result in the acceleration or creation of any rights of any current or former employee, officer, director or consultant of FTAC or its Subsidiaries to payments or benefits or increases in any payments or benefits or any loan forgiveness or (ii) result in severance pay or any increase in severance pay upon any termination of employment of any current or former employee, officer, director or consultant of FTAC or its Subsidiaries. No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer or director of FTAC or any Subsidiary of FTAC who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

Section 6.12 Tax Matters.

(a) All material Tax Returns required by Law to be filed by FTAC have been duly filed within the applicable time limits and those Tax Returns were, and remain, true, correct, and complete in all material respects and are not (nor is anything in them) the subject of any dispute with any Governmental Authority.

(b) All material amounts of Taxes due and owing by FTAC have been paid within applicable time limits, and since the date of FTAC’s consolidated balance sheet for the three months ended September 30, 2020, FTAC has not incurred any material Tax liability outside the ordinary course of business.

(c) FTAC has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, and within applicable time limits, such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with applicable Law with respect to Tax withholding.

(d) FTAC has not engaged in any material audit, assessment, visit, discovery, examinations, investigations, administrative proceeding or judicial proceeding with respect to Taxes. FTAC has not received any written notice from a Governmental Authority of a dispute, assessment, or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the knowledge of FTAC, no such claims have been communicated in writing. No written claim has been made, and to the knowledge of FTAC, no oral claim has been made, by any Governmental Authority in a jurisdiction where FTAC does not file a Tax Return that FTAC is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of FTAC and no written request for any such waiver or extension is currently pending.

(e) During the two-year period ending on the date hereof, neither FTAC nor any predecessor thereof has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(f) FTAC has not been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g) There are no Liens with respect to Taxes on any of the assets of FTAC, other than Permitted Liens.

(h) FTAC does not have material liability for the Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor or (iii) by contract (except, in each case, for Liabilities pursuant to commercial contracts not primarily relating to Taxes).

(i) FTAC is not a party to, or bound by, or has any material obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreement (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(j) To the knowledge of FTAC, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Pubco Contribution and the LLC Contribution from qualifying for the Intended Tax Treatment.

Section 6.13 Capitalization.

(a) The authorized capital stock of FTAC consists of 881,000,000 shares of capital stock, including (i) 800,000,000 shares of FTAC Class A Common Stock, (ii) 80,000,000 shares of FTAC Class B Common Stock and (iii) 1,000,000 shares of preferred stock (“FTAC Preferred Stock”), of which (A) 146,703,345 shares of FTAC Class A Common Stock are issued and outstanding as of the date of this Agreement, (B) 36,675,836 shares of FTAC Class B Common Stock are issued and outstanding as of the date of this Agreement and (C) no shares of FTAC Preferred Stock are issued and outstanding as of the date of this Agreement. As of immediately prior to and at the Closing, the aggregate number of shares of FTAC Class B Common Stock and shares of FTAC Class A Common Stock held by the Founder shall equal 28,687,959 shares of FTAC Common Stock. FTAC has issued (x) 20,893,780 Founder FTAC Warrants that entitle the Founder to purchase FTAC Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement and (y) 48,901,115 Non-Founder FTAC Warrants that entitle the holder to purchase FTAC Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement. All of the issued and outstanding shares of FTAC Common Stock and FTAC Warrants (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract and (iv) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code, except as disclosed in the SEC Reports with respect to certain FTAC Common Stock held by the Founder. Except for this Agreement, the Forward Purchase Agreement, the FTAC Warrants and the Subscription Agreements, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of FTAC Common Stock or the equity interests of FTAC, or any other Contracts to which FTAC is a party or by which FTAC is bound obligating FTAC to issue or sell any shares of capital stock of, other equity interests in or debt securities of, FTAC, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in FTAC. Except as disclosed in the SEC Reports, the FTAC Organizational Documents or in the Sponsor Agreement, there are no outstanding contractual obligations of FTAC to repurchase, redeem or otherwise acquire any securities or equity interests of FTAC. There are no outstanding bonds, debentures, notes or other indebtedness of FTAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which FTAC’s stockholders may vote. Except as disclosed in the SEC Reports, FTAC is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to FTAC Common Stock or any other equity interests of FTAC. FTAC does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

(b) No Person and no syndicate or “group” (as defined in the Exchange Act and the rules thereunder) of a Person owns directly or indirectly beneficial ownership (as defined in the Exchange Act and the rules thereunder) of securities of FTAC representing 35% or more of the combined voting power of the issued and outstanding securities of FTAC.

Section 6.14 NYSE Stock Market Listing. The issued and outstanding units of FTAC, each such unit comprised of one share of FTAC Class A Common Stock and one-third of one FTAC Warrant, are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “BFT.U”. The issued and outstanding shares of FTAC Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “BFT”. The issued and outstanding FTAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “BFT.WS”. FTAC is in compliance with the rules of the NYSE and there is no Action pending or, to the knowledge of FTAC, threatened against FTAC by the NYSE or the SEC with respect to any intention by such entity to deregister the FTAC Class A Common Stock or FTAC Warrants or terminate the listing of FTAC Class A Common Stock or FTAC Warrants on the NYSE. None of FTAC or its Affiliates has taken any action in an attempt to terminate the registration of the FTAC Class A Common Stock or FTAC Warrants under the Exchange Act except as contemplated by this Agreement. FTAC has not received any notice from the NYSE or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the FTAC Class A Common Stock from the NYSE or the SEC.

Section 6.15 PIPE Investment.

(a) FTAC has delivered to the Company true, correct and complete copies of each of the Subscription Agreements entered into by FTAC with the applicable PIPE Investors named therein, pursuant to which the PIPE Investors have committed to provide equity financing solely for purposes of consummating the Transactions in the aggregate amount of $2,000,000,000 (the “PIPE Investment Amount”). To the knowledge of FTAC, with respect to each PIPE Investor, the Subscription Agreement with such PIPE Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended, modified or waived, in any respect, and no withdrawal, termination, amendment or modification is contemplated by FTAC. Each Subscription Agreement is a legal, valid and binding obligation of FTAC and, to the knowledge of FTAC, each PIPE Investor, and neither the execution or delivery by any party thereto nor the performance of any party’s obligations under any such Subscription Agreement violates any Laws. The Subscription Agreements provide that the Company is a party thereto and is entitled to enforce such agreements against the PIPE Investor. There are no other agreements, side letters, or arrangements between FTAC and any PIPE Investor relating to any Subscription Agreement, that could affect the obligation of such PIPE Investors to contribute to the Company the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreement of such PIPE Investor, and, as of the date hereof, FTAC does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to FTAC, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of FTAC under any material term or condition of any Subscription Agreement and, as of the date hereof, FTAC has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the PIPE Investors to contribute to Company the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein.

(b) No fees, consideration or other discounts are payable or have been agreed by FTAC or any of its Subsidiaries (including, from and after the Closing, the Company and its Subsidiaries) to any PIPE Investor in respect of its PIPE Investment, except as set forth in the Subscription Agreements.

Section 6.16 Sponsor Agreement. FTAC has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended, modified or waived, in any respect, and no withdrawal, termination, amendment or modification is contemplated by FTAC. The Sponsor Agreement is a legal, valid and binding obligation of FTAC and, to the knowledge of FTAC, each other party thereto and neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or requires filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of FTAC under any material term or condition of the Sponsor Agreement.

Section 6.17 Forward Purchase Agreement. FTAC has made available to PGHL a true, correct and complete copy of the Forward Purchase Agreement. The Forward Purchase Agreement is in full force and effect and is legal, valid and binding upon FTAC and, to the knowledge of FTAC, enforceable in accordance with its terms. The Forward Purchase Agreement has not been withdrawn, terminated, amended, modified or waived since the date of execution and prior to the execution of this Agreement, and as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in the Forward Purchase Agreement have not been withdrawn, terminated or rescinded by the FP Investor in any respect. FTAC has fully paid any and all commitment fees or other fees required in connection with the Forward Purchase Agreement that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to the Forward Purchase Agreement. FTAC has, and to the knowledge of FTAC, each other party to the Forward Purchase Agreement has, complied with all of its obligations under the Forward Purchase Agreement. There are no conditions precedent or, to the knowledge of FTAC, other contingencies related to the FTAC Financing to be provided pursuant to the Forward Purchase Agreement, other than as expressly set forth in the Forward Purchase Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (a) constitute a default or breach on the part of FTAC or, to the knowledge of FTAC, (b) assuming the conditions set forth in Section 9.02 and Section 9.03 will be satisfied, constitute a failure to satisfy, or caused to be satisfied, a condition on the part of FTAC, or (c) assuming the conditions set forth in Section 9.02 and Section 9.03 will be satisfied, to the knowledge of FTAC, result in any portion of the amounts to be paid by the FP Investor in accordance with the Forward Purchase Agreement being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 9.02 and Section 9.03 will be satisfied, FTAC has no reason to believe that any of the conditions to the consummation of the purchases under the Forward Purchase Agreement will not be satisfied, and, as of the date hereof, FTAC is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

Section 6.18 Contracts; No Defaults; Affiliate Agreements.

(a) All Contracts material to FTAC to which, as of the date of this Agreement, FTAC is a party or by which any of its assets are bound are set forth on Schedule 6.18 of the FTAC Schedules and have been previously made available to PGHL by FTAC.

(b) Except for any material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any material Contract of the type described in Section 6.18(a), (i) such material Contracts are in full force and effect and represent the legal, valid and binding obligations of FTAC and, to the knowledge of FTAC, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of FTAC, are enforceable by FTAC to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). FTAC has not received written notice that it is in material default under any material Contract of the type described in Section 6.18(a) to which it is a party in the one year immediately preceding the date of this Agreement which notice of default is still outstanding at the date of this Agreement. No party with whom FTAC has entered into a material Contract of the type described in Section 6.18(a) has, in the one year immediately preceding the date of this Agreement, given written notice of its intention to terminate, repudiate or disclaim all or a substantial part of such material Contract of the type described in Section 6.18(a).

(c) Except as set forth in Schedule 6.18(c) of the FTAC Schedules, and other than the private placement of securities in connection with FTAC’s initial public offering, FTAC is not a party to any transaction, agreement, arrangement or understanding with any (i) present or former equityholder, executive officer or director of FTAC, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an “FTAC Affiliate Agreement”). FTAC has made available to the Company true, correct and complete copies of each Contract or other relevant documentation (including any amendments or modifications thereto) available with respect to any FTAC Affiliate Agreement.

Section 6.19 Title to Property. FTAC does not (a) own or lease any real or personal property or (b) is not a party to any agreement or option to purchase any real property or other material interest therein. Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, FTAC owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by FTAC in the operation of its business and which are material to FTAC, in each case, free and clear of any Liens (other than Permitted Liens).

Section 6.20 Investment Company Act. FTAC is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 6.21 Interest in Competitors. FTAC does not own any interest in any entity or Person that derives revenues from any lines of products, services or business within any of PGHL’s or any of its Subsidiaries’ lines of products, services or business.

Section 6.22 FTAC Stockholders. No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state currently has a substantial interest (as defined in 31 C.F.R. Part 800.244) in FTAC and no such foreign person will have a substantial interest in PGHL as a result of the Merger such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over PGHL post-Closing.

ARTICLE VII

COVENANTS OF PGHL AND ITS SUBSIDIARIES

Section 7.01 Conduct of Business. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), PGHL shall, and shall cause its Subsidiaries to, except as contemplated or permitted by this Agreement or the other Transaction Agreements, set forth on Schedule 7.01 of the PGHL Schedules or consented to by FTAC (which consent shall not be unreasonably conditioned, withheld, delayed or denied), (a) use its commercially reasonable efforts to operate its business in the ordinary course of business (including, for the avoidance of doubt, recent past practice in light of

COVID-19; provided that, any action taken, or omitted to be taken, that relates to, or arises out of, COVID-19 shall be deemed to be in the ordinary course of business) and (b) use its commercially reasonable efforts to continue to accrue and collect accounts receivable, accrue and pay accounts payable and other expenses and establish reserves for uncollectible accounts in accordance with past custom and practice (including, for the avoidance of doubt, recent past practice in light of COVID-19; provided that, any action taken, or omitted to be taken, that relates to, or arises out of, any COVID-19 shall be deemed to be in the ordinary course of business). Notwithstanding anything to the contrary contained herein, nothing herein shall prevent PGHL or any of its Subsidiaries from taking or failing to take any action in response to COVID-19 or any COVID-19 Measures, including the establishment of any policy, procedure or protocol, and (x) no such actions or failure to take such actions shall be deemed to violate or breach this Agreement in any way, (y) all such actions or failure to take such actions shall be deemed to constitute an action taken in the ordinary course of business and (z) no such actions or failure to take such actions shall serve as a basis for FTAC to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied; provided, that, to the extent practicable, prior to taking any such material actions PGHL shall use good faith efforts to provide written notice to FTAC and consult with FTAC on such actions or, if not practicable, shall provide written notice reasonably promptly thereafter. Without limiting the generality of the foregoing, except as contemplated or permitted by this Agreement or the other Transaction Agreements, as set forth on Schedule 7.01 of the PGHL Schedules, as consented to by FTAC (which consent shall not be unreasonably conditioned, withheld, delayed or denied), or as required by Law, PGHL shall not, and PGHL shall cause its Subsidiaries not to, during the Interim Period, except as otherwise contemplated by this Agreement:

(a) change or amend the certificate of formation, limited liability company agreement, certificate of incorporation, bylaws or other organizational documents of PGHL, except as otherwise required by Law;

(b) make, declare, set aside, establish a record date for or pay any dividend or distribution, other than any dividends or distributions from any wholly owned Subsidiary of Pi Jersey Holdco to Pi Jersey Holdco or any other wholly owned Subsidiaries of Pi Jersey Holdco;

(c) (i) issue, deliver, sell, transfer, pledge, dispose of or place any Lien (other than a Permitted Lien) on any shares of capital stock or any other equity or voting securities of PGHL or any of its Subsidiaries or (ii) issue or grant any options, warrants, restricted stock units, performance stock units or other rights to purchase or obtain any shares of capital stock or any other equity, equity-based or voting securities of PGHL or any of its Subsidiaries;

(d) sell, assign, transfer, convey, lease, license or abandon, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties of PGHL and its Subsidiaries, taken as a whole, other than granting non-exclusive licenses to customers, the sale or license of Software, goods and services to customers, or the sale or other disposition of IT Systems deemed by PGHL in its reasonable business judgment to be obsolete or no longer be material to the business of PGHL and its Subsidiaries, in each such case, in the ordinary course of business;

(e) (i) cancel or compromise any claim or Indebtedness owed to PGHL or any of its Subsidiaries, or (ii) settle any pending or threatened Action, (A) if such settlement would require payment by PGHL in an amount greater than $10,000,000, (B) to the extent such settlement includes an agreement to accept or concede injunctive relief, or (C) to the extent such settlement involves a Governmental Authority or alleged criminal wrongdoing;

(f) directly or indirectly acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof other than (i) any such acquisitions that, individually or in the aggregate, do not exceed $50,000,000 and (ii) any residual purchase obligations with respect to credit card portfolios; provided, that any such other acquisitions that are not otherwise permitted by clause (i) or (ii) shall be deemed approved and permitted if the Founder has been provided with three (3) Business Days’ notice thereof and has not responded;

(g) make any loans or advance any money or other property to any Person, except for (A) advances in the ordinary course of business to PGHL Employees for expenses, (B) prepayments and deposits paid to suppliers of PGHL or any of its Subsidiaries in the ordinary course of business and (C) trade credit extended to customers of PGHL or any of its Subsidiaries in the ordinary course of business;

(h) redeem, purchase or otherwise acquire, any shares of capital stock (or other equity interests) of PGHL or any of its Subsidiaries or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of capital stock (or other equity interests) of the Company or any of its Subsidiaries;

(i) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any shares of capital stock or other equity interests or securities of PGHL;

(j) enter into, renew or amend in any material respect, any transaction or Contract relating to PGHL Transaction Expenses if such entry, renewal or amendment would result in additional PGHL Transaction Expenses that, individually or in the aggregate, exceed $5,000,000;

(k) make any change in its customary accounting principles or methods of accounting materially affecting the reported consolidated assets, Liabilities or results of operations of PGHL and its Subsidiaries, other than as may be required by applicable Law, GAAP or regulatory guidelines;

(l) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of PGHL (other than the transactions contemplated by this Agreement);

(m) make, revoke or change any material Tax election, adopt or change any material accounting method with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

(n) change its residence for any Tax purposes;

(o) directly or indirectly, incur, or modify in any material respect the terms of, any Indebtedness, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness (other than (i) Indebtedness under the any PGHL Financing Agreement or capital leases entered into in the ordinary course of business or (ii) Indebtedness that is repaid at Closing);

(p) except as otherwise required by Law, the terms of any existing PGHL Benefit Plan set forth on Schedule 5.13(a) of the PGHL Schedules as in effect on the date hereof or the terms of any Contract with the Company or any of its Affiliates, (i) establish, adopt, enter into or amend any PGHL Benefit Plan providing for severance or termination benefits or payments or make any grant of severance or termination benefits or payments to any person other than in the ordinary course of business with respect to PGHL Employees with an annual base salary equal to or less than $250,000 (“Non-Management Employees”), (ii) make any grant of any cash retention payment to any Person, except in connection with the hiring (to the extent permitted by clause (iii) of this paragraph) of any employee or promotion of a PGHL Employee, (iii) except in the ordinary course of business, hire, or terminate the employment (other than for cause) of, any PGHL Employee who is not a Non-Management Employee or (iv) except in the ordinary course of business, establish, adopt, enter into, amend in any material respect or terminate any PGHL Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a PGHL Benefit Plan if it were in existence as of the date of this Agreement (except to the extent permitted to be established, adopted, entered into or amended in accordance with Section 7.01(p)(i));

(q) voluntarily fail to maintain in full force and effect material insurance policies covering PGHL and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practices;

(r) enter into any transaction with any Person that, to the knowledge of PGHL, is an Affiliate of PGHL, Blackstone or CVC (excluding ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses in respect of members or stockholders who are PGHL Employees);

(s) enter into any agreement that materially restricts the ability of PGHL or its Subsidiaries to engage or compete in any material line of business or in any geographic territory or enter into a new material line of business; or

(t) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 7.01.

Section 7.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to PGHL or any of its Subsidiaries by third parties that may be in PGHL’s or any of its Subsidiaries’ possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of PGHL or its Subsidiaries or the negotiation of this Agreement or the Transactions, (y) is prohibited from being disclosed by applicable Law or (z) in the opinion of legal counsel of PGHL would result in the loss of attorney-client privilege or other privilege from disclosure, PGHL shall, and shall cause its Subsidiaries to, afford to FTAC and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of PGHL and its Subsidiaries and so long as reasonably feasible or permissible under applicable Law, to their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of PGHL and its Subsidiaries, in each case, as FTAC and its Representatives may reasonably request solely for purposes of consummating the Transactions; provided, however, that FTAC shall not be permitted to perform any environmental sampling at any Leased Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. Any request pursuant to this Section 7.02 shall be made in a time and manner so as not to delay the Closing. All information obtained by FTAC and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Closing.

Section 7.03 No Claim Against the Trust Account. The Company acknowledges that it has read FTAC’s final prospectus, dated August 18, 2020 and other SEC Reports, FTAC Organizational Documents, and the Trust Agreement and understands that FTAC has established the Trust Account described therein for the benefit of FTAC’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Trust Agreement. The Company further acknowledges that, if the transactions contemplated by this Agreement, or, in the event of termination of this Agreement, another Business Combination, are not consummated by August 21, 2022 or such later date as approved by the stockholders of FTAC to complete a Business Combination, FTAC will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account or to collect from the Trust Account any monies that may be owed to them by FTAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever; provided, that nothing herein shall serve to limit or prohibit the Company’s, PGHL’s or the equityholders’ of PGHL right to pursue a claim against FTAC or any of its Affiliates for legal relief against assets held outside the Trust Account (including from and after the consummation of a Business Combination other than as contemplated by this Agreement) or pursuant to Section 12.13 for specific performance or other injunctive relief. This Section 7.03 shall survive the termination of this Agreement for any reason.

Section 7.04 Proxy Solicitation; Other Actions.

(a) PGHL agrees to provide the following in connection with our initial filing of the Proxy Statement/Prospectus with the SEC (i) audited financial statements, including consolidated balance sheets and consolidated statements of income, shareholders’ equity and cash flows, of Pi Jersey Holdco and its

Subsidiaries as at and for the years ended December 31, 2019 and December 31, 2018, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB, and (ii) unaudited financial statements, including consolidated balance sheets and consolidated statements of income, shareholders’ equity and cash flows, of Pi Jersey Holdco and its Subsidiaries as at and for the nine-months ended September 30, 2019 and September 30, 2020, in each case, prepared in accordance with GAAP and Regulation S-X. PGHL shall be available to, and PGHL and its Subsidiaries shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, FTAC and its counsel in connection with (i) the drafting of the Proxy Statement/Prospectus and (ii) responding in a timely manner to comments on the Proxy Statement/Prospectus from the SEC. Without limiting the generality of the foregoing, PGHL shall reasonably cooperate with FTAC in connection with the preparation for inclusion in the Proxy Statement/Prospectus of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC).

(b) From and after the date on which the Proxy Statement/Prospectus is mailed to FTAC’s stockholders, PGHL will give FTAC prompt written notice of any action taken or not taken by PGHL or its Subsidiaries or of any development regarding PGHL or its Subsidiaries, in any such case which is known by PGHL, that would cause the Proxy Statement/Prospectus to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, FTAC and PGHL shall cooperate fully to cause an amendment or supplement to be made promptly to the Proxy Statement/Prospectus, such that the Proxy Statement/Prospectus no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by FTAC pursuant to this Section 7.04 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the PGHL Schedules.

ARTICLE VIII

COVENANTS OF FTAC

Section 8.01 Indemnification and Insurance.

(a) From and after the Effective Time, the Company agrees that (to the maximum extent permitted by applicable Bermuda law) it shall indemnify and hold harmless each present and former director, manager and officer of PGHL and FTAC and each of their respective Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or Liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, FTAC or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and their respective certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the Company shall cause the Surviving Entity and each of its Subsidiaries to, (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors/managers that are no less favorable to those Persons than the provisions of such certificates of incorporation, bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) For a period of six years from the Effective Time, the Company shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by PGHL’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to FTAC or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall the Company or its Subsidiaries be required to pay an annual premium for such insurance in excess of 225% of the aggregate annual premium payable by the Company and its Subsidiaries for such insurance policy for the year ended December 31, 2019; provided, however, that PGHL or the Company may, in the alternative, cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time (the “D&O Tail”), except that in no event shall the Company or its Subsidiaries be required to pay an annual premium for such insurance in excess of 225% of the aggregate annual premium payable by the Company and its Subsidiaries for such current insurance.

(c) FTAC and PGHL hereby acknowledge (on behalf of themselves and their respective Subsidiaries) that the indemnified Persons under this Section 8.01 may have certain rights to indemnification, advancement of expenses and/or insurance provided by current stockholders, members, or other Affiliates of such stockholders or members (“Indemnitee Affiliates”) separate from the indemnification obligations of FTAC, PGHL and their respective Subsidiaries hereunder. The Parties hereby agree (i) that FTAC, PGHL and their respective Subsidiaries are the indemnitors of first resort (i.e., its obligations to the indemnified Persons under this Section 8.01 are primary and any obligation of any Indemnitee Affiliate to advance expenses or to provide indemnification for the same expenses or Liabilities incurred by the indemnified Persons under this Section 8.01 are secondary), (ii) that FTAC, PGHL and their respective Subsidiaries shall be required to advance the full amount of expenses incurred by the indemnified Persons under this Section 8.01 and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and required by FTAC’s, PGHL’s and their respective Subsidiaries’ governing documents or any director or officer indemnification agreements, without regard to any rights the indemnified Persons under this Section 8.01 may have against any Indemnitee Affiliate, and (iii) that the Parties (on behalf of themselves and their respective Subsidiaries) irrevocably waive, relinquish and release the Indemnitee Affiliates from any and all claims against the Indemnitee Affiliates for contribution, subrogation or any other recovery of any kind in respect thereof.

(d) Notwithstanding anything contained in this Agreement to the contrary, this Section 8.01 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on the Company, the Surviving Corporation and all successors and assigns of the Company, the Surviving Corporation and the Surviving Entity. In the event that the Company, the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 8.01.

Section 8.02 Conduct of FTAC During the Interim Period.

(a) During the Interim Period, except as set forth on Schedule 8.02 of the FTAC Schedules or as contemplated by this Agreement or as consented to by PGHL in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), FTAC shall not and shall not permit any of its Subsidiaries to:

(i) change, modify or amend the Trust Agreement or the FTAC Organizational Documents;

(ii) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, FTAC; (B) split, combine or reclassify any capital stock of, or other equity interests in, FTAC; or (C) other than in connection with FTAC Stockholder Redemption or as otherwise required by FTAC’s Organizational Documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, FTAC;

(iii) make, change or revoke any material tax election, adopt or change any material accounting method with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

(iv) enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of FTAC, the Founder or the FP Investor (including, for the avoidance of doubt, (x) any Director or Officer of FTAC, the Founder or the FP Investor or anyone related by blood, marriage or adoption to any such person and (y) any Person with whom any Director or Officer of FTAC, the Founder or the FP Investor has a direct or indirect legal or contractual relationship or beneficial ownership interest of 5% or greater) or any other FTAC Affiliate Agreement;

(v) enter into, renew or amend in any material respect, any transaction or Contract relating to FTAC Transaction Expenses if such entry, renewal or amendment would result in additional FTAC Transaction Expenses that, individually or in the aggregate, exceed $5,000,000;

(vi) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability;

(vii) except as contemplated by the Omnibus Incentive Plan Proposal, adopt or amend any FTAC Benefit Plan (or any plan, policy or arrangement that would be an FTAC Benefit Plan if so adopted), or enter into any employment contract or collective bargaining agreement, pay any special bonus or special remuneration to any director, officer, employee or contractor, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or independent contractors;

(viii) acquire by merging or consolidating with, or by purchasing the assets of, or by any other manner, any business or Person or division thereof or otherwise acquire any assets;

(ix) adopt a plan of complete or partial liquidation, dissolution, merger, division transaction, consolidation or recapitalization;

(x) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(xi) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, other equity interests, equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in, FTAC (including any FTAC Preferred Stock) or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than the issuance of FTAC Class A Common Stock in connection with FTAC Financing on the terms set forth in the Forward Purchase Agreement or (B) amend, modify or waive any of the terms or rights set forth in, any FTAC Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

(xii) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment; or

(xiii) authorize any of, or commit or agree to take, whether in writing or otherwise, any of, the foregoing actions.

(b) During the Interim Period, FTAC shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, FTAC Organizational Documents, the Trust Agreement and all other agreements or Contracts to which FTAC or its Subsidiaries may be a party.

Section 8.03 PIPE Investment; FTAC Financing. Unless otherwise approved in writing by the Company, FTAC shall not permit any amendment or modification to be made to, or any waiver (in whole or in part) or provide consent to (including consent to termination) of any provision or remedy under, or any replacements of, any of the Subscription Agreements or the Forward Purchase Agreement. FTAC shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements and the Forward Purchase Agreement on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and the Forward Purchase Agreement and to: (a) satisfy in all material respects on a timely basis all conditions and covenants applicable in the Subscription Agreements and otherwise comply with its obligations thereunder; (b) in the event that all conditions in the Subscription Agreements or the Forward Purchase Agreement (other than conditions that FTAC or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, as applicable, consummate transactions contemplated by the Subscription Agreements and the Forward Purchase Agreement at or prior to Closing; (c) confer with the Company regarding timing of the Expected Closing Date (as defined in the Subscription Agreements); (d) deliver notices to the respective counterparties to the Subscription Agreements and the Forward Purchase Agreement at least ten (10) Business Days prior to the Closing to cause them to fund their obligations at least three (3) Business Days prior to the date that the Closing is scheduled to occur hereunder and (e) without limiting the Company’s enforcement thereunder or pursuant Section 12.13, enforce its rights under the Subscription Agreements and the Forward Purchase Agreement in the event that all conditions in the Subscription Agreements or the Forward Purchase Agreement, as applicable (other than conditions that FTAC or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable investors to pay to (or as directed by) FTAC the FTAC Financing and / or the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements in accordance with their terms. Without limiting the generality of the foregoing, FTAC shall give the Company, prompt (and, in any event within one (1) Business Days) written notice: (i) prior to any amendment to the Forward Purchase Agreement or any Subscription Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby); (ii) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by the counterparty to the Forward Purchase Agreement or any party to any Subscription Agreement known to FTAC; (iii) of the receipt of any written notice or other written communication from any party with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation of the Forward Purchase Agreement or any Subscription Agreement or any provisions of such agreements; and (iv) if FTAC does not expect to receive all or any portion of the FTAC Financing or the PIPE Investment Amount on the terms, in the manner or from the persons contemplated by the applicable agreements. FTAC shall deliver all notices it is required to deliver under the Forward Purchase Agreement and the Subscription Agreements on a timely basis in order to cause the applicable investors to consummate the transactions contemplated thereunder concurrently with the Closing and shall take all actions required under the Forward Purchase Agreement or any Subscription Agreements with respect to the timely issuance and delivery of any physical share certificates as and when required thereunder or under side letters thereto.

Section 8.04 Certain Transaction Agreements. FTAC shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacement of, the Sponsor Agreement. FTAC shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to satisfy in all material respects on a timely basis all conditions and covenants applicable to FTAC in the Sponsor Agreement and otherwise comply with its obligations thereunder and to enforce its rights under each such agreement. Without limiting the generality of the foregoing, FTAC shall give the Company, prompt (and, in any event within one (1) Business Day) written notice: (a) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to the

Sponsor Agreement known to FTAC, and (b) of the receipt of any written notice or other written communication from any other party to the Sponsor Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party under any such agreement or any provisions of any such agreement.

Section 8.05 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to FTAC or its Subsidiaries by third parties that may be in FTAC’s or its Subsidiaries’ possession from time to time, and except for any information which in the opinion of legal counsel of FTAC would result in the loss of attorney-client privilege or other privilege from disclosure, FTAC shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of FTAC and its Subsidiaries, and shall use its and their commercially reasonable efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of FTAC that are in the possession of FTAC, in each case as the Company and its Representatives may reasonably request solely for purposes of consummating the Transactions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

Section 8.06 FTAC NYSE Listing. From the date hereof through the Closing, FTAC shall use reasonable best efforts to ensure FTAC remains listed as a public company on, and for shares of FTAC Class A Common Stock and FTAC Warrants to be listed on, the NYSE.

Section 8.07 FTAC Public Filings. From the date hereof through the Closing, FTAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Section 8.08 Section 16 Matters. Prior to the Effective Time, FTAC shall take all commercially reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of FTAC Class A Common Stock or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be or may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to FTAC to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 8.09 Omnibus Incentive Plan. Prior to the Closing Date, the Company shall, subject to obtaining the approval of the stockholders of FTAC for the Omnibus Incentive Plan Proposal, adopt, the Paysafe Limited 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) in the form attached hereto as Exhibit H. The Omnibus Incentive Plan shall provide for the reservation for issuance of a number of Company Common Shares as set forth in the Omnibus Incentive Plan, subject to annual increases as provided therein. Effective as of the Effective Time, the Company shall assume the Omnibus Incentive Plan (with any adjustments, including pursuant to Section 3.02, to reflect the Merger).

Section 8.10 Qualification as an Emerging Growth Company. FTAC shall, at all times during the period from the date hereof until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and (b) not take any action that would cause FTAC to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

ARTICLE IX

JOINT COVENANTS

Section 9.01 Regulatory Approvals.

(a) Each of the parties hereto shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws, to consummate and make effective as promptly as practicable the Transactions, including providing any notices to any Person required in connection with the consummation of the Transactions, and obtaining any licenses, consents, waivers, approvals, authorizations, qualifications and Governmental Orders necessary to consummate the Transactions (including the FCA Approval and the CBI Approval); provided, that in no event shall any party be required to pay any material fee, penalty or other consideration to obtain any license, Permit, consent, approval, authorization, qualification or waiver required under any Contract for the consummation of the Transactions (other than fees or expenses payable to the SEC in connection with the Transactions, including the Proxy Statement / Prospectus, filing fees payable pursuant to the HSR Act or other Antitrust Laws, and any other ordinary course filing fees in connection with Governmental Filings required to consummate the Transactions). Subject to appropriate confidentiality protections and applicable Antitrust Laws, each party hereto shall furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(b) FTAC agrees that each Sponsor Person required to obtain FCA Approval and / or CBI Approval, shall make any such notification (the “Change of Control Notification”) to the FCA and / or CBI as promptly as practicably (and in any event within five (5) Business Days of the date of this Agreement). If at any time FTAC becomes aware of any event, circumstance or condition that would be reasonably likely to prevent FCA Approval or CBI Approval being satisfied, FTAC shall immediately inform the other parties, and reasonably cooperate with them to address any such event, circumstance or condition.

(c) Each of the parties hereto shall cooperate with one another and use their reasonable best efforts to prepare all necessary documentation (including furnishing all information (i) required under any applicable Antitrust Laws or other applicable Laws, (ii) requested by a Governmental Authority pursuant to applicable Antitrust Laws, or (iii) requested by the FCA or CBI as part of the FCA Approval and CBI Approval applications) to effect promptly all necessary filings with any Governmental Authority and to obtain all necessary, proper or advisable actions or nonactions, approvals consents, waivers, exemptions and approvals of any Governmental Authority necessary to consummate the Transactions, including the FCA Approval and the CBI Approval. Each party hereto shall provide to the other parties copies of all correspondence between it (or its advisors) and any Governmental Authority relating to the Transactions or any of the matters described in this Section 9.01. Each of the parties hereto shall promptly inform the other of any substantive oral communication with, and provide copies of any written communications with, any Governmental Authority regarding any such filings or any such transaction, unless prohibited by reasonable request of any Governmental Authority. No party hereto shall independently participate in any substantive meeting or substantive conference call with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving the other party prior notice of the substantive meeting or substantive conference call and, to the extent permitted by such Governmental Authority, the opportunity to attend or participate. In the event a party is prohibited from participating in or attending any meeting or substantive conference call, the participating party shall keep the other party promptly and reasonably apprised with respect thereto, to the extent permitted by applicable Law. To the extent permissible under applicable Law, the parties hereto will consult and cooperate with one another, and consider in good faith the views of one another so as to mutually agree on any strategies and decisions in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under Antitrust Laws or other applicable Laws. Any documents or other materials provided pursuant to this Section 9.01(c) may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or other competitively sensitive material or personally-identifiable information or other sensitive personal or financial information, and the parties may, as each deems advisable, reasonably designate any material provided under this Section 9.01 as “outside counsel only material.” Such “outside counsel only materials” and the information contained therein shall be given only to legal counsel of the recipient and will not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. Notwithstanding the foregoing, neither party shall be obligated to share with the other party documents responsive to items 4(c) and 4(d) on the Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act. Without limiting the generality of the undertakings pursuant to this Section 9.01, each party hereto shall use reasonable best efforts to provide or cause to be provided (including, with respect to filings pursuant to the HSR Act, by its “Ultimate Parent Entities”, as that term is defined in the HSR Act, and with respect to the FCA Approval and/or the CBI Approval, the Sponsor Persons, the Company, and the LLC to the extent that such approval is required by such Person) as promptly as reasonably practicable and advisable to any Governmental Authority information and documents relating to such party as requested by such Governmental Authority or necessary, proper or advisable to permit consummation of the Transactions, including filing any notification and report form and related material required under the HSR Act and any other filing or notice that may be required with any other Governmental Authority as promptly as reasonably practicable and advisable after the date hereof (and, in the case of filings under the HSR Act, no later than 10 Business Days after the date hereof), and thereafter to respond as promptly as reasonably practicable and advisable to any request for additional information or documentary material relating to such party that may be made (including under the HSR Act and any similar Antitrust Law regarding preacquisition notifications for the purpose of competition reviews). FTAC shall supply as promptly as practicable (and shall respond no later than five (5) days following any request) any additional information and documentary material relating to FTAC and the Sponsor Persons that may be requested by any Governmental Authority and furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority (including, with respect to FTAC and the Sponsor Persons, providing financial information and certificates as well as personal information of senior management, directors or control persons, and requesting that individuals with appropriate seniority and expertise make themselves available to participate in discussions or hearings). FTAC shall cause the filings made by it (or by its ultimate parent entity, if applicable) under the HSR Act to be considered for grant of “early termination,” and make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith. In furtherance and not in limitation of the foregoing, FTAC shall provide, or cause to be provided, all agreements, documents, instruments, affidavits, statements or information that may be required or requested by any Governmental Authority relating to (i) FTAC (including any of its directors, officers, employees, partners, members, shareholders or control persons) and (ii) FTAC’s structure, ownership, businesses, operations, regulatory and legal compliance, assets, liabilities, financing, financial condition or results of operations, or any of its or their directors, officers, employees, partners, members, shareholders or Affiliates (including to the extent required pursuant to paragraph 8 of the Sponsor Agreement).

(d) If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted by any Governmental Authority or any private party challenging any of the Transactions as violative of any applicable Law, each of the parties hereto shall cooperate with one another in good faith and use their reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the Transactions), and (ii) take such action as reasonably necessary to overturn any regulatory action by any Governmental Authority to prevent or enjoin consummation of this Agreement (and the Transactions), including by defending any Action brought by any Governmental Authority in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Authority or private party may have to any of the Transactions under such applicable Law so as to permit the consummation of the Transactions in their entity; provided, however, that any decision by the parties hereto to litigate in connection with such matters must be mutually agreed by the parties hereto.

(e) Notwithstanding the foregoing, FTAC shall, and shall cause its controlled Affiliates to, take any and all actions necessary to obtain any authorization, consent or approval of a Governmental Authority (including in connection with any Governmental Filings) necessary or advisable so as to enable the consummation of the Transactions to occur as expeditiously as possible (and in any event, no later than the Termination Date) and to resolve, avoid or eliminate any impediments or objections, if any, that may be asserted with respect to the Transactions under any Law, or to otherwise oppose, avoid the entry of, or to effect the dissolution of, any order, decree, judgment, preliminary or permanent injunction that would otherwise have the effect of preventing, prohibiting, restricting, or delaying the consummation of the Transactions, including: (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of, or holding separate of, businesses, product lines, rights or assets of FTAC or its controlled Affiliates and any interest therein (including entering into customary ancillary agreements relating to any such sale, divestiture, licensing or disposition of such businesses, product lines, rights or assets) and (ii) otherwise taking or committing to take actions that after the Closing Date would limit FTAC’s or its controlled Affiliates’ freedom of action with respect to, or its ability to retain or control, one or more of the businesses, product lines, rights or assets of FTAC and its controlled Affiliates or interest therein, in each case as may be required in order to enable the consummation of the Transactions to occur as expeditiously as possible (and in any event no later than the Termination Date.

(f) From the date of this Agreement until Closing, FTAC shall not acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or any equity in, or by any other manner, any assets or Person, or take any other action, if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition, or the taking of any other action, could in any material respect (individually or in the aggregate): (i) impose any delay in obtaining, or increase the risk of not obtaining, consents of a Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) increase the risk of a Governmental Authority seeking or entering a Governmental Order prohibiting the consummation of the Transactions, (iii) increase the risk of not being able to remove any such Governmental Order on appeal or otherwise, or (iv) otherwise prevent or delay the consummation of the Transactions.

(g) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require PGHL or any of its respective Subsidiaries or any Affiliates (including Blackstone or CVC) to (i) take, or cause to be taken, any action with respect to Blackstone, CVC or any of its or their Affiliates, including any affiliated investment funds or any portfolio company (as such term is commonly understood in the private equity industry) of Blackstone, CVC or any of its or their Affiliates, including selling, divesting or otherwise disposing of, or conveying, licensing, holding separate or otherwise restricting or limiting its freedom of action with respect to, any assets, business, products, rights, licenses or investments, or interests therein, other than with respect to the Company and its Subsidiaries, or (ii) provide, or cause to be provided, (A) nonpublic or other confidential financial or sensitive personally identifiable information of Blackstone, CVC or any of its or their Affiliates or its or their respective directors, officers, employees, managers or partners, or its or their respective control persons’ or direct or indirect equityholders’ and their respective directors’, officers’, employees’, managers’ or partners’ (each of the foregoing Persons, a “Seller Related Person”) (other than such information with respect to the officers and directors of the Company which may be provided to a Governmental Authority on a confidential basis) or (B) any other nonpublic, proprietary or other confidential information of a Seller Related Person that exceeds the scope of information that such Seller Related Person has historically supplied in connection with a similar governmental filing or notification.

(h) Notwithstanding anything else contained herein to the contrary, FTAC shall pay, or cause to be paid, all filing fees payable by any Party pursuant to Antitrust Laws in connection with the Transactions.

(i) The parties agree not to file an application under the FATA in respect of the condition to Closing in Section 10.01(b) unless the application is filed on a date that is more than one month after the date of this

Agreement. The condition to Closing in Section 10.01(b) will be deemed to be satisfied if (i) there is a change of law or prevailing regulations relating to or issued under the FATA or (ii) the Company takes action permitted under Schedule 7.01 of the PGHL Schedules and, in either case, the Company determines, acting reasonably and after consulting with FTAC and giving due consideration to the input of FTAC and its advisors, that approval of the Treasurer under the FATA in order to complete the Transactions is no longer required and gives written notice to FTAC of such determination.

Section 9.02 Support of Transaction. Without limiting any covenant contained in Article VII or Article VIII, including the obligations of PGHL and FTAC with respect to the notifications, filings, reaffirmations and applications described in Section 9.01, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 9.02, FTAC and PGHL shall each, and shall each cause their respective Subsidiaries to: (a) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of FTAC, PGHL, or their respective Affiliates are required to obtain in order to consummate the Transactions, provided that, PGHL and the Company shall not be required to seek any such required consents or approvals of third party counterparties to Material Contracts with the Company or its Subsidiaries to the extent such Material Contract is otherwise terminable at will, for convenience or upon or after the giving of notice of termination by a party thereto unless otherwise agreed in writing by PGHL and FTAC, and (b) use commercially reasonable efforts to take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of the other Party set forth in Article X or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall FTAC, PGHL, the Company, Merger Sub or any of their Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which PGHL or any of its Subsidiaries is a party or otherwise required in connection with the consummation of the Transactions.

Section 9.03 Preparation of Form F-4 and Proxy Statement/Prospectus; FTAC Special Meeting.

(a) Proxy Statement/Prospectus.

(i) As promptly as practicable following the execution and delivery of this Agreement (and in any event on or prior to the later of (i) the third (3rd) Business Day following the delivery of the financial statements pursuant to the first sentence of Section 7.04(a) and (ii) December 31, 2020), FTAC, PGHL and the Company shall use reasonable best efforts to prepare, and the Company shall file with the SEC, the Form F-4 in connection with the registration under the Securities Act of the Company Common Shares to be issued under this Agreement and the effect of the Transactions on the FTAC Warrants, which Form F-4 will also contain the Proxy Statement/Prospectus which will be included therein as a prospectus and which will be used as a proxy statement for the Special Meeting with respect to, among other things: (A) providing FTAC’s stockholders with the opportunity to redeem shares of FTAC Class A Common Stock by tendering such shares for redemption not later than 5:00 p.m. Eastern Time on the date that is at least two (2) Business Days prior to the date of the Special Meeting (the “FTAC Stockholder Redemption”); and (B) soliciting proxies from holders of FTAC Common Stock to vote at the Special Meeting, as adjourned or postponed, in favor of: (1) the adoption of this Agreement and approval of the Transactions; (2) the amendment and restatement of the Certificate of Incorporation in the form of FTAC Charter attached as Exhibit C hereto; (3) the approval of the adoption of the Omnibus Incentive Plan (the “Omnibus Incentive Plan Proposal”); and (4) any other proposals the Parties agree are necessary or desirable to consummate the Transactions (collectively, the “FTAC Stockholder Matters”). Without the prior written consent of the Company, FTAC Stockholder Matters shall be the only matters (other than procedural matters) which FTAC shall propose to be acted on by FTAC’s stockholders at the Special Meeting, as adjourned or postponed. Each of FTAC, PGHL and the Company shall use its reasonable best efforts to cause the Form F-4 and the Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form F-4 effective as long as is necessary to consummate the Transactions. Each of FTAC, on the one hand, and PGHL and the Company, on the other hand, shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Form F-4 and the Proxy Statement/Prospectus. Promptly after the Form F-4 is declared effective under the Securities Act, FTAC, PGHL and the Company shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to stockholders of FTAC.

(ii) Each of FTAC, PGHL and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, delayed or conditioned), any response to comments of the SEC or its staff with respect to the Form F-4 and the Proxy Statement/Prospectus and any amendment to the Form F-4 and the Proxy Statement/Prospectus filed in response thereto. If FTAC, PGHL or the Company becomes aware that any information contained in the Form F-4 and the Proxy Statement/Prospectus shall have become false or misleading in any material respect or that the Form F-4 and the Proxy Statement/Prospectus is required to be amended in order to comply with applicable Law, then (x) such party shall promptly inform the other parties and (y) FTAC, on the one hand, and PGHL and the Company, on the other hand, shall cooperate fully and mutually agree upon (such agreement not to be unreasonably withheld, delayed or conditioned) an amendment or supplement to the Form F-4 and the Proxy Statement/Prospectus. FTAC, PGHL and the Company shall use reasonable best efforts to cause the Form F-4 and the Proxy Statement/Prospectus as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of FTAC Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the FTAC Organizational Documents. Each of the Company, PGHL and FTAC shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that such party receives from the SEC or its staff with respect to the Form F-4 and the Proxy Statement/Prospectus promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff. FTAC, PGHL and the Company shall use reasonable best efforts to cause the Form F-4 to be declared effective as promptly as practicable after it is filed with the SEC and to keep the Form F-4 effective through the Closing in order to permit the consummation of the transactions contemplated hereby.

(iii) FTAC shall file the Proxy Statement on Schedule 14A in accordance with the rules and regulations of the Exchange Act. The Company shall file the Prospectus and any supplement thereto pursuant to Rule 424. FTAC, PGHL and the Company shall use reasonable best efforts to, as promptly as practicable (and in any event, within seven (7) Business Days after the SEC Clearance Date), (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL for a date no later than 35 days following the SEC Clearance Date (subject to Section 9.03(b)), and (ii) cause the Proxy Statement/Prospectus to be disseminated to FTAC’s stockholders in compliance with applicable Law. FTAC shall obtain the written consent of the holders of the Class B Common Stock to the FTAC Charter amendment as promptly as practicable after the Proxy Statement/Prospectus is disseminated to FTAC’s stockholders.

(b) FTAC Special Meeting. FTAC shall use its reasonable best efforts to take all actions necessary (in its discretion or at the request of the Company) to obtain the approval of FTAC Stockholder Matters at the Special Meeting, as adjourned or postponed, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking the approval of FTAC Stockholder Matters. FTAC shall include FTAC Board Recommendation in the Proxy Statement. The board of directors of FTAC shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, FTAC Board Recommendation for any reason. FTAC agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of FTAC Stockholder Matters shall not be affected by any intervening event or circumstance, and FTAC agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its stockholders FTAC Stockholder Matters, regardless of any intervening event or circumstance. Notwithstanding anything to the contrary contained in this Agreement, FTAC shall be entitled to (and, in the case of the following clauses (ii) and (iii), at the request of the Company, shall) postpone or adjourn the Special Meeting for a period of no longer than 20 days: (i) to ensure that any supplement or amendment to the Proxy Statement/Prospectus that the board of directors of FTAC has determined in good faith is required by applicable Law is disclosed to FTAC’s stockholders and for such supplement or amendment to be promptly disseminated to FTAC’s stockholders prior to the Special Meeting; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient shares of FTAC Class A Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; or (iii) in order to solicit additional proxies from stockholders for purposes of obtaining approval of FTAC Stockholder Matters or satisfying the condition set forth in Section 10.03(c) hereof; provided, that in the event of any such postponement or adjournment, the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

Section 9.04 Exclusivity.

(a) During the Interim Period, PGHL shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any Person (other than FTAC and/or any of its Affiliates or Representatives) concerning any purchase of all or a material portion of PGHL’s equity securities or the issuance and sale of any securities of, or membership interests in, PGHL or its Subsidiaries (other than any purchases of equity securities by PGHL from employees of PGHL or its Subsidiaries) or any merger or sale of substantial assets involving PGHL or its Subsidiaries, other than immaterial assets or assets sold in the ordinary course of business or transactions permitted by Section 7.01(d) (each such acquisition transaction, but excluding the Transactions, an “Acquisition Transaction”). PGHL shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.

(b) During the Interim Period, FTAC shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than PGHL, its shareholders and/or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”) other than with PGHL, its shareholders and their respective Affiliates and Representatives. FTAC shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

Section 9.05 Tax Matters.

(a) The Company shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions (collectively, the “Transfer Taxes”) and file all necessary Tax Returns with respect to all Transfer Taxes, and, if required by applicable Law, the Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document. Notwithstanding any other provision of this Agreement, the Parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(b) For U.S. federal income tax purposes (and for purposes of any applicable state or local income tax that follows U.S. federal income tax treatment), each of the Parties intends that (i) the Pubco Contribution should qualify as a transaction under Section 351 of the Code and should not subject shareholders of FTAC to tax under Section 367 of the Code (subject to entry into gain recognition agreements by any such shareholders required to enter into such agreements to preserve tax-free treatment under Section 367 of the Code, and (ii) the LLC Contribution should qualify as a transaction under Section 721 of the Code (clauses (i) and (ii), together, the “Intended Tax Treatment”).

(c) FTAC and PGHL and its Subsidiaries intend for the Transactions to qualify for the Intended Tax Treatment and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a determination within the meaning of Section 1313(a) of the Code. Each of the Parties agrees to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

(d) No Party shall take or cause to be taken any action, or fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Transactions from so qualifying for the Intended Tax Treatment.

(e) The Parties shall use reasonable best efforts to execute and deliver (i) officer’s certificates substantially in the form attached as Schedule 9.05(e) of the PGHL Schedules and (ii) any other representations reasonably requested by counsel to FTAC or counsel to the Seller Group, as applicable, for purposes of rendering opinions regarding the Intended Tax Treatment and other tax matters in connection with the Transactions (clauses (i) and (ii), collectively, the “Tax Officer’s Certificates”), at such time or times as may be reasonably requested by counsel to FTAC or counsel to the Seller Group, including in connection with the Closing and any filing of any Form F-4. For the avoidance of doubt, the tax opinions to be delivered by counsel to FTAC or counsel to the Seller Group shall not be a condition to Closing under this Agreement.

(f) In the event that:

(i) any chargeable gain accrues to any Relevant Entity under section 179 TCGA 1992 in connection with any of the transactions contemplated by this Agreement, the parties shall (A) ensure that such Relevant Entity makes one or more claims under section 179ZA TCGA 1992 to reduce the relevant chargeable gain to zero or to such other amount as is just and reasonable having regard to section 179ZA(5) TCGA 1992 (the “Claims”) and (B) to deal with the circumstances where the Claims may not be effective or, if and to the extent that a chargeable gain remains after the making of effective Claims, the parties shall ensure that one or more joint elections under section 171A TCGA 1992 are entered into promptly (and where relevant on a protective basis) in order to reallocate such gain or remaining chargeable gain from such relevant Relevant Entity to PGHL or (if permissible by law) to any other member of PGHL’s group (the “171A Elections”);

(ii) any chargeable realisation gain accrues to any Relevant Entity under sections 780 or 785 CTA 2009 in connection with any of the transactions contemplated by this Agreement, the parties shall ensure that one or more joint elections under section 792 CTA 2009 are entered into promptly in order to reallocate such chargeable realisation gain from such Relevant Entity to PGHL or (if permissible by law) to any other member of PGHL’s group (the “792 Elections” and, together with the 171A Elections, the “Elections”);

and for the purposes of this Section 9.05(f), PGHL shall provide the Relevant Entity, and the parties shall ensure that the Relevant Entity shall provide PGHL, all information, documentation and assistance reasonably requested by the Relevant Entity or PGHL, as the case may be, for the purposes of making any Claims or Elections. Once made, the Claims (except to the extent such Claims are not accepted by HM Revenue & Customs as being effective) or Elections (except to the extent the Claims are accepted by HM Revenue & Customs as being effective) shall be irrevocable and each of the parties agrees (x) not to take any step which would undermine the validity or effectiveness of the Claims or Elections (and for the avoidance of doubt the making of a Claim shall not be regarded as undermining the validity or effectiveness of the Elections and vice versa); and (y) to the extent permitted by law, to act in a manner consistent with the Claims or Elections, including preparing and filing all Tax computations and Tax Returns in a manner consistent with the Claims or Elections (and, in the case of PGHL, accounting to HMRC for an amount equal to any Tax charge arising to PGHL or any other member of PGHL’s group as a result of the Elections within applicable time limits) and not amending any Tax computation or Tax Returns in a manner that would be inconsistent with the Claims or Elections, provided that the Relevant Entity shall not be obliged to appeal against any assessment or determination of HM Revenue & Customs in respect of the validity or effectiveness of any Claims to any Tribunal or court without the consent of the Parties.

Section 9.06 Confidentiality; Publicity.

(a) FTAC acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby. The Company acknowledges that, in connection with the PIPE Investment, FTAC shall be entitled to disclose, pursuant to the Exchange Act, any information contained in any presentation to the PIPE Investors, which information may include Evaluation Material (as defined in the Confidentiality Agreement), in accordance with the terms of the Confidentiality Agreement.

(b) None of FTAC, PGHL or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of PGHL or FTAC, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case FTAC or PGHL, as applicable, shall use their commercially reasonable efforts to obtain such consent with respect to such announcement or communication with the other Party, prior to announcement or issuance; provided, however, that, subject to this Section 9.06, each Party and its Affiliates may make announcements regarding the status and terms (including price terms) of this Agreement and the transactions contemplated hereby to their respective directors, officers, employees, direct and indirect current or prospective limited partners and investors or otherwise in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information confidential without the consent of any other Party; and provided, further, that subject to Section 7.02 and this Section 9.06, the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any third party consent; provided, further, that notwithstanding anything to the contrary in this Section 9.06(b), nothing herein shall modify or affect FTAC’s obligations pursuant to Section 9.03.

Section 9.07 Post-Closing Cooperation; Further Assurances.

(a) Following the Closing, each Party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and Liabilities contemplated by this Agreement and the transactions contemplated hereby.

(b) Following the Closing, the Company shall use commercially reasonable efforts to ensure that the Available Cash Amount shall be used to repay Indebtedness in an amount equal to the Debt Repayment Amount.

Section 9.08 Shareholders Agreement and Registration Rights Agreement. At or prior to the Closing, each of the parties thereto shall execute and deliver to the other Parties the Shareholders Agreement and the Registration Rights Agreement.

Section 9.09 RESERVED.

Section 9.10 Company Board of Directors. Each of the Company and FTAC shall take, or cause to be taken, the actions set forth in this Section 9.10 prior to the Closing:

(a) The Company and FTAC shall (i) cause each Person serving and not continuing as a member of the board of directors of the Company and FTAC to resign from such position, effective upon the Effective Time, and (ii) elect or otherwise cause Persons designated on Schedule 9.10 of the PGHL Schedules to comprise the entire board of directors of the Company, effective upon the Effective Time; provided, that the board of directors as so constituted shall comply with applicable rules concerning director independence required by the SEC and the rules and listing standards of NYSE and any other Laws or requirements of a Governmental Authority applicable to members of the board of directors of the Company.

(b) The Company and FTAC shall (i) cause each Person serving and not continuing as an officer of the Company and FTAC to resign from such position, effective upon the Effective Time, and (ii) appoint or otherwise cause to be appointed each Person serving as an officer of PGHL immediately prior to the Effective Time as a corresponding officer of the Company, effective upon the Effective Time.

(c) Each of the Company and FTAC shall cause such Persons to, and such Persons shall, comply and cooperate with and satisfy all requests and requirements made by any Governmental Authority in connection with the foregoing, including by furnishing all requested information, providing reasonable assistance in connection with the preparation of any required applications, notices and registrations and requests and otherwise facilitating access to and making individuals available with respect to any discussions or hearings. In the event an individual designated in accordance with Section 9.10(a) does not satisfy any requirement of a Governmental Authority to serve as a director, then (x) there shall be no obligation to appoint such individual pursuant to Section 9.10(a) and (y) the Company or FTAC, as applicable, shall be entitled to designate a replacement director in lieu of such person; provided, further, that in no event shall Closing be delayed or postponed in connection with or as a result of the foregoing.

Section 9.11 Audited Financial Statements. In the event the Closing occurs, or is expected to occur, on or after March 25, 2021, the Parties shall reasonably cooperate and take, or cause to be taken, such actions as are reasonably necessary to prepare the audited consolidated balance sheets of PGHL and its Subsidiaries as at December 31, 2020, and the related audited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the year then ended, together with the auditor’s reports thereon.

Section 9.12 Skrill Purchase Agreement. Prior to the Closing, the Parties shall work in good faith to enter into a share purchase agreement between the Company and Skrill USA, Inc., to be on the terms substantially consistent with the form attached as Exhibit E to the PGHL Schedules and associated documentation, including an indemnification agreement between the Company and PGHL, to be on the terms substantially consistent with the form attached as Exhibit F to the PGHL Schedules.

ARTICLE X

CONDITIONS TO OBLIGATIONS

Section 10.01 Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such Parties:

(a) HSR Act; Other Competition Filings. Any consent, approval or clearance with respect to, or terminations or expiration of any applicable waiting period(s) (and any extension thereof, or any timing agreements, understandings or commitments obtained by request or other action of the FTC and/or the DOJ, as applicable) imposed under the HSR Act in respect of the Transactions shall have been obtained, shall have been received or shall have been expired or terminated, as the case may be.

(b) FIRB Approval. Subject to Section 9.01(i), the Company has received a written notice under Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”) from the Treasurer (or the Treasurer’s delegate) stating that, or to the effect that, the Commonwealth Government does not object to the transaction contemplated by this Agreement either without condition (other than standard tax conditions) or otherwise on terms acceptable to the Company acting reasonably, or following the Company giving notice of the Transactions pursuant to the terms of this Agreement to the Treasurer under FATA, the Treasurer ceases to be empowered to make any order under Part 3 of FATA.

(c) Regulatory Approvals. All required consents and approvals from the Regulatory Consent Authorities set forth on Schedule 10.01(c) of the PGHL Schedules shall have been obtained.

(d) No Prohibition. There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions.

(e) Net Tangible Assets. FTAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after FTAC Stockholder Redemption.

(f) Stockholder Approval. The approval of FTAC Stockholder Matters, other than the Omnibus Incentive Plan Proposal, shall have been obtained.

(g) Form F-4. The Form F-4 shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Form F-4, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

(h) NYSE. The Company Common Shares to be issued in connection with the Transactions shall have been approved for listing on NYSE, subject only to official notice of issuance thereof.

(i) Board of Directors. The board of directors of the Company shall be constituted with the Persons designated in accordance with Section 9.10.

Section 10.02 Additional Conditions to Obligations of FTAC. The obligations of FTAC to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by FTAC:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the PGHL Parties, as applicable, contained in Section 5.01 (Corporation Organization of PGHL), Section 5.03 (Due Authorization), Section 5.06 (Current Capitalization) and Section 5.23 (Brokers’ Fees) (collectively, the “Specified Representations”) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) The representations and warranties of PGHL contained in Section 5.22(a) (No Material Adverse Effect) shall be true and correct in all respects as of the Closing Date.

(iii) Each of the representations and warranties of the PGHL Parties contained in Article V (other than the Specified Representations and the representations and warranties of the Company contained in Section 5.22(a)), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) Agreements and Covenants. The covenants and agreements of each PGHL Party in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) Officer’s Certificate. PGHL shall have delivered to FTAC a certificate signed by an officer of PGHL, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.02(a) and Section 10.02(b) have been fulfilled.

(d) Closing Deliverables. PGHL shall have delivered to FTAC an executed copy of the Shareholders Agreement and the Registration Rights Agreement.

Section 10.03 Additional Conditions to the Obligations of the PGHL Parties. The obligation of the PGHL Parties to consummate or cause to be consummated the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the PGHL.

(a) Representations and Warranties.

(i) Each of the representations and warranties of FTAC contained in Article VI (other than the representations and warranties of FTAC contained in Section 6.13 (Capitalization)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse impact on FTAC or prevent or materially delay or impair the ability of FTAC to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(ii) The representations and warranties of FTAC contained in Section 6.13 (Capitalization) shall be true and correct other than de minimis inaccuracies, as of the Closing Date, as though then made.

(b) Agreements and Covenants. The covenants and agreements of FTAC in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) Available Cash Amount. The Available Cash Amount shall not be less than $3,400,000,000.

(d) Officer’s Certificate. FTAC shall have delivered to PGHL a certificate signed by an officer of FTAC, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.03(a), Section 10.03(b) and Section 10.03(c) have been fulfilled.

(e) Sponsor Agreement. Each of the covenants of each of the parties to the Sponsor Agreement required under the Sponsor Agreement to be performed as of or prior to the Closing shall have been performed in all material respects, and none of the parties thereto shall have threatened (orally or in writing) (i) that the Sponsor Agreement is not valid, binding and in full force and effect, (ii) that the Company is in breach of or default under the Sponsor Agreement or (iii) to terminate the Sponsor Agreement.

(f) FIRPTA Certificate. FTAC shall have delivered to PGHL a duly executed statement dated as of the Closing Date that certifies, in accordance with Treasury Regulations Section 1.1445-2(c)(3) and Section 1.897-2(h), that FTAC Common Stock is not a United States real property interest within the meaning of Section 897(c) of the Code.

(g) Closing Deliverables. FTAC shall have delivered to PGHL an executed copy of the Shareholders Agreement and the Registration Rights Agreement.

(h) Financial Statements. The audited and interim financial statements of Pi Jersey Holdco that will be required to be included in the Form 20-F to be filed in connection with the Closing shall have been prepared and shall be available for issuance, including in the case of such audited financial statements, a report of Pi Jersey Holdco’s independent registered public accounting firm, and the Company shall have obtained the consent of such independent registered public accounting firm to use such report in such Form 20-F.

Section 10.04 Frustration of Conditions. Neither FTAC nor any of the PGHL Parties may rely on the failure of any condition set forth in this Article X to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its commercially reasonable efforts to cause the conditions of the other Party to be satisfied, as required by Section 9.02.

ARTICLE XI

TERMINATION/EFFECTIVENESS

Section 11.01 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of PGHL and FTAC;

(b) prior to the Closing, by written notice to PGHL from FTAC if (i) there is any breach of any representation, warranty, covenant or agreement on the part of PGHL set forth in this Agreement, such that the conditions specified in Section 10.02(a) or Section 10.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by PGHL through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date FTAC provides written notice of such violation or breach and the Termination Date or the Extended Termination Date, as applicable) after receipt by PGHL of notice from FTAC of such breach, but only as long as PGHL continues to use its commercially reasonable efforts to cure such Terminating PGHL Breach (the “PGHL Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating PGHL Breach is not cured within PGHL Cure Period, (ii) the Closing has not occurred on or before December 7, 2021 (the “Termination Date”); provided, that if any Action for specific performance or other equitable relief by PGHL or the Company with respect to this Agreement, any other Transaction Agreement, or otherwise with respect to the Transactions is commenced or pending on or before the Termination Date, then the Termination Date shall be automatically extended without any further action by any Party until the date that is 30 days following the date on which a final, non-appealable Governmental Order has been entered with respect to such Action and the Termination Date shall be deemed to be such later date for all purposes of this Agreement (the “Extended Termination Date”), or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that, the right to terminate this Agreement under subsection (i) or (ii) shall not be available if FTAC’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(c) prior to the Closing, by written notice to FTAC from PGHL if (i) there is any breach of any representation, warranty, covenant or agreement on the part of FTAC set forth in this Agreement, such that the conditions specified in Section 10.03(a) or Section 10.03(b) would not be satisfied at the Closing (a “Terminating FTAC Breach”), except that, if any such Terminating FTAC Breach is curable by FTAC through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date PGHL provides written notice of such violation or breach and the Termination Date or Extended Termination Date, as applicable) after receipt by FTAC of notice from PGHL of such breach, but only as long as FTAC continues to exercise such commercially reasonable efforts to cure such Terminating FTAC Breach (the “FTAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating FTAC Breach is not cured within FTAC Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that the right to terminate this Agreement under subsection (i) or (ii) shall not be available if PGHL’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; or

(d) by written notice from either PGHL or FTAC to the other if FTAC Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment, postponement or recess of the meeting); provided, that, the right to terminate this Agreement under this Section 11.01(d) shall not be available to FTAC if, at the time of such termination, FTAC is in breach of Section 9.03.

Section 11.02 Effect of Termination. Except as otherwise set forth in this Section 11.02 or Section 12.13, in the event of the termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any Party for any Willful Breach of this Agreement by such Party occurring prior to such termination. The term “Willful Breach” means a Party’s material breach of any of its representations or warranties as set forth in this Agreement, or such Party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such Party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement. The provisions of Section 7.03 (No Claim Against the Trust Account), Section 9.06 (Confidentiality; Publicity), this Section 11.02 (Effect of Termination) and Article XII (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

ARTICLE XII

MISCELLANEOUS

Section 12.01 Waiver. Any Party may, at any time prior to the Closing, by action taken by its board of directors or equivalent governing body, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 12.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

Section 12.02 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to FTAC, or to:

Foley Trasimene Acquisition Corp. II

1701 Village Center Circle

Las Vegas, NV 89124

Attn: Michael L. Gravelle, General Counsel

[E-mail address]

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attn: Michael J. Aiello

Eoghan P. Keenan

[E-mail address]

[E-mail address]

(b)	If to any of the PGHL Parties or the Surviving Corporation to:

c/o Paysafe Group Holdings Limited

Floor 27, 25 Canada Square

London, England, E14 5LQ

Attn: Elliott Wiseman

Group General Counsel & Chief Compliance Officer

[E-mail address]

with a copy (which shall not constitute notice) to:

The Blackstone Group Inc.

345 Park Avenue

New York, NY 10154

Attn: Martin Brand

Eli Nagler

[E-mail address]

[E-mail address]

CVC Capital Partners

111 Strand

WC2R 0AG

London, United Kingdom

Attn: Peter Rutland

Matthew Bryant

[E-mail address]

[E-mail address]

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attn: Elizabeth Cooper

Katherine Krause

[E-mail address]

[E-mail address]

or to such other address or addresses as the Parties may from time to time designate in writing.

Section 12.03 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties; provided, that PGHL or the Company, as applicable, may delegate the performance of its obligations or assign its rights hereunder in part or in whole to any Affiliate of PGHL or the Company, as applicable, so long as PGHL or the Company, as applicable remains fully responsible for the performance of the delegated obligations. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 12.03 shall be null and void, ab initio.

Section 12.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of PGHL, the Company and FTAC (and their successors, heirs and representatives) and each of their respective Indemnitee Affiliates are intended third-party beneficiaries of, and may enforce, Section 8.01 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 12.14 and Section 12.15 and (c) Counsel are intended third-party beneficiaries of, and may enforce, Section 12.17.

Section 12.05 Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated if the Transactions are not consummated, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing occurs, the Company shall bear and pay, at or promptly after Closing, all of the Transaction Expenses.

Section 12.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 12.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 12.08 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

Section 12.09 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the other Transaction Agreements and that certain Letter Agreement, dated as of August 28, 2020, by and between PGHL and Trasimene Capital Management, LLC (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the Parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

Section 12.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the Parties shall not restrict the ability of the board of directors (or other body performing similar functions) of any of the Parties to terminate this Agreement in accordance with Section 11.01 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 12.10.

Section 12.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 12.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.12. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.13 Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) or any Transaction Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 11.01, this being in addition to any other remedy to which they are entitled under this Agreement or any Transaction Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions of this Agreement or any Transaction Agreement in accordance with this Section 12.13 shall not be required to provide any bond or other security in connection with any such injunction. Without limiting the generality of the foregoing, FTAC acknowledges and agrees that any PGHL Party may, without breach of this Agreement, with respect to any Transaction Agreement to which such PGHL Party is a party, institute or pursue an Action directly against the counterparty(ies) to such Transaction Agreement seeking, or seek or obtain a court order against the counterparty(ies) to such Transaction Agreement for, injunctive relief, specific performance, or other equitable relief with respect to such Transaction Agreement.

Section 12.14 Non-Recourse. Subject in all respect to the last sentence, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party hereto (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of any PGHL Party or FTAC under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 12.14 shall limit, amend or waive any rights of any party to any Transaction Agreement.

Section 12.15 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and instead shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing and then only with respect to any breaches occurring at or after the Closing (including, for the avoidance of doubt Section 9.05(b)) and (b) this Article XII.

Section 12.16 Acknowledgements.

(a) Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the PGHL Representations constitute the sole and exclusive representations and warranties of the PGHL Parties; (iii) FTAC Representations constitute the sole and exclusive representations and warranties of FTAC; (iv) except for the PGHL Representations by the PGHL Parties and FTAC Representations by FTAC, none of the Parties or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the such Party or its Subsidiaries or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (v) each Party and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the PGHL Representations by the PGHL Parties and the FTAC Representations by FTAC. The foregoing does not limit any rights of any Party pursuant to any other Transaction Agreement against any other Party pursuant to such Transaction Agreement to which it is a party or an express third party beneficiary thereof. Except as otherwise expressly set forth in this Agreement, FTAC understands and agrees that any assets, properties and business of PGHL and its Subsidiaries are furnished “as is”, “where is” and subject to and except for the PGHL Representations by the PGHL Parties or as provided in any certificate delivered in accordance with Section 10.02(c), with all faults and without any other representation or warranty of any nature whatsoever.

(b) Effective upon Closing, each of the Parties waives, on its own behalf and on behalf of its respective Affiliates and Representatives, to the fullest extent permitted under applicable Law, any and all rights, Actions and causes of action it may have against any other Party or their respective Subsidiaries and any of their respective current or former Affiliates or Representatives relating to the operation of any Party or its Subsidiaries or their respective businesses or relating to the subject matter of this Agreement, the Schedules, or the Exhibits to this Agreement, whether arising under or based upon any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise. Each Party acknowledges and agrees that it will not assert, institute or maintain any Action, suit, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 12.16. Notwithstanding anything herein to the contrary, nothing in this Section 12.16(b) shall preclude any Party from seeking any remedy for actual and intentional fraud by a Party solely and exclusively with respect to the making of any representation or warranty by it in Article V or Article VI (as applicable). Each Party shall have the right to enforce this Section 12.16 on behalf of any Person that would be benefitted or protected by this Section 12.16 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable. For the avoidance of doubt, nothing in this Section 12.16 shall limit, modify, restrict or operate as a waiver with respect to, any rights any Party may have under any written agreement entered into in connection with the transactions that are contemplated by this Agreement, including any other Transaction Agreement.

Section 12.17 Provisions Respecting Representation of PGHL. Each of the Parties hereby agrees, on its own behalf and on behalf of its directors, managers, members, partners, officers, employees and Affiliates, that Simpson Thacher & Bartlett LLP (“Counsel”) may serve as counsel to PGHL, on the one hand, and PGHL’s Subsidiaries (individually and collectively, the “Seller Group”), on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Counsel (or any of its respective successors) may serve as counsel to Seller Group or any director, manager, member, partner, officer, employee or Affiliate of any member of Seller Group, in connection with any Action or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation or any continued representation of PGHL and/or any of its Subsidiaries, and each of the Parties (on its own behalf and on behalf of its Affiliates) hereby consents thereto and irrevocably waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to irrevocably waive any conflict of interest arising from such representation. The parties agree to take the steps necessary to ensure that any privilege attaching as a result of Counsel representing PGHL or any of its Subsidiaries in connection with the transactions contemplated by this Agreement shall survive the Closing and shall remain in effect, provided that such privilege from and after the Closing shall be controlled by PGHL on behalf of the Seller Group. As to any privileged attorney-client communications between Counsel and PGHL or Counsel and any of PGHL’s Subsidiaries in connection with the transactions contemplated by this Agreement prior to the Closing Date (collectively, the “Privileged Communications”), FTAC, PGHL and each of its Subsidiaries , together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no such party may use or rely on any of the Privileged Communications in any action against or involving any of the parties after the Closing. In addition, if the Merger and the other transactions contemplated by this Agreement are consummated, all Privileged Communications related to such transactions will become the property of (and be controlled by) PGHL or its direct or indirect equityholders, and none of FTAC, the Company or any of its Subsidiaries or any of their respective Affiliates, Subsidiaries, successors or assigns shall retain any copies of such records or have any access to them. In the event that FTAC is legally required or requested by any Governmental Authority to access or obtain a copy of all or a portion of the Privileged Communications, FTAC shall be entitled to access or obtain a copy of and disclose the Privileged Communications to the extent necessary to comply with any such legal requirement or request; provided that FTAC shall promptly notify PGHL in writing (prior to the disclosure by FTAC of any Privileged Communications to the extent practicable) so that PGHL can seek a protective order, at its sole cost and expense, and FTAC agrees to use commercially reasonable efforts to assist therewith.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

FOLEY TRASIMENE ACQUISITION CORP. II

By:
Name:
Title:

PAYSAFE LIMITED

By:
Name:
Title:

PAYSAFE MERGER SUB INC.

By:
Name:
Title:

PAYSAFE GROUP HOLDINGS LIMITED

By:
Name:
Title:

PAYSAFE BERMUDA HOLDING LLC

By:
Name:
Title:

PI JERSEY HOLDCO 1.5 LIMITED

By:
Name:
Title:

Annex B

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FOLEY TRASIMENE ACQUISITION CORP. II

[●], 2021

Foley Trasimene Acquisition Corp. II, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is Foley Trasimene Acquisition Corp. II.

2. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 15, 2020 (the “Original Certificate”).

3. The Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 18, 2020 (the “Second Amended and Restated Certificate”).

4. This Third Amended and Restated Certificate of Incorporation (the “Third Amended and Restated Certificate”), which both restates and amends the provisions of the Second Amended and Restated Certificate, was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”). The Second Amended and Restated Certificate is being amended in connection with the transactions contemplated by that certain Agreement and Plan of Merger (“Merger Agreement”), dated as of December 7, 2020, by and among the Corporation, Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (the “Company”), Paysafe Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company, Paysafe Bermuda Holdings, LLC, a Bermuda exempted limited liability company, Pi Jersey Holdco 1.5 Limited, a private limited company incorporated under the laws of Jersey, Channel Islands and Paysafe Group Holdings Limited, a private limited company incorporated under the laws of England and Wales.

5. The text of the Second Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:

FIRST. The name of the corporation is Foley Trasimene Acquisition Corp. II (the “Corporation”).

SECOND. The address of the corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 911,000,000, consisting of (a) 910,000,000 shares of common stock (the “Common Stock”), including three separate series of Common Stock consisting of (i) 800,000,000 shares of Class A Common Stock (the “Class A Common Stock”), (ii) 80,000,000 shares of Class B Common Stock (the “Class B Common Stock”) and (iii) 30,000,000 shares of Class C Common Stock (the “Class C Common Stock”), and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”).

FIFTH. The Preferred Stock may be issued in one or more series from time to time, with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the board of directors of the Corporation (the “Board”) and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority, to the full extent now or hereafter provided by law, to adopt any such resolution or resolutions.

SIXTH. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, without a vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders of Preferred Stock is required pursuant to another provision of this Third Amended and Restated Certificate, including any Preferred Stock Designation.

SEVENTH. Common Stock Voting. (a) Except as otherwise required by law or this Third Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.

(b) The holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote.

(c) Except as otherwise required by law or this Third Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, holders of the Class A Common Stock, holders of the Class B Common Stock and holders of the Class C Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Third Amended and Restated Certificate (including a Preferred Stock Designation), holders of shares of any series of Common Stock shall not be entitled to vote on any amendment to this Third Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock or other series of Common Stock if the holders of such affected series of Preferred Stock or Common Stock, as applicable, are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Third Amended and Restated Certificate (including any Preferred Stock Designation).

EIGHTH. Class B Common Stock. The holders of Class B Common Stock shall be entitled to receive the same consideration as the holders of Class A Common Stock in connection with the consummation of the transactions contemplated by the Merger Agreement.

NINTH. Subject to the rights of the holders of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions subject to such rights of the holders of Preferred Stock.

TENTH. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the rights of the holders of Preferred Stock in respect thereof, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

ELEVENTH. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

TWELFTH. The incorporator of the Corporation is Michael L. Gravelle, whose mailing address is 1701 Village Center Circle, Las Vegas, NV 89134.

THIRTEENTH. Number, Election and Term of the Board. (a) The number of directors of the Corporation shall be fixed from time to time in the manner provided in the Amended and Restated Bylaws of the Corporation (“Bylaws”).

(b) Subject to Paragraph SIXTEENTH hereof, commencing at the first annual meeting of the stockholders, and at each annual meeting of the stockholders thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the next annual meeting of the stockholders after their election.

(c) Subject to Paragraph SIXTEENTH hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

(d) Unless, and except to the extent that, the Bylaws shall so require, the election of directors of the corporation need not be by written ballot.

FOURTEENTH. Subject to Paragraph SIXTEENTH hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the director to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

FIFTEENTH. Subject to Paragraph SIXTEENTH hereof and except as otherwise required by this Third Amended and Restated Certificate (including as set forth on Paragraph THIRTY-SECOND hereof), any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

SIXTEENTH. Notwithstanding any other provision of Paragraphs THIRTEENTH, FOURTEENTH and FIFTEENTH, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Third Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to Paragraphs THIRTEENTH, FOURTEENTH and FIFTEENTH, unless expressly provided by such terms.

SEVENTEENTH. In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained in this Third Amended and Restated Certificate, the Board is expressly authorized to make, alter and repeal the bylaws of the corporation, but any bylaws adopted by the Board may be adopted, amended, altered or repealed by the stockholders entitled to vote thereon; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Third Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the bylaws; and provided further, however, that no bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such bylaws had not been adopted.

EIGHTEENTH. To the maximum extent permitted under the DGCL, the Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its directors who are not employees of the Corporation or any of its subsidiaries (“Outside Directors”), other than any such opportunity expressly presented to an Outside Director in such Outside Director’s capacity as a director of the Corporation; and no such Outside Director shall be liable to the Corporation or its stockholders for breach of any fiduciary or other duty by reason of the fact that such Outside Director personally or on behalf of any other person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or its subsidiaries. For purposes of this paragraph EIGHTEENTH, a director shall not be deemed to be an employee of the Corporation solely by reason of holding such position. No amendment or repeal of this paragraph EIGHTEENTH shall apply to or have any effect on the liability or alleged liability of any Outside Director for or with respect to business opportunities of which such Outside Director becomes aware prior to such amendment or repeal. Any person purchasing or otherwise acquiring any interest in any capital stock of the Corporation shall be deemed to have notice of, and to have consented to the provisions of this paragraph EIGHTEENTH.

NINETEENTH. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by another person or persons.

TWENTIETH. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

TWENTY-FIRST. Except as may be otherwise provided for or fixed pursuant to this Third Amended and Restated Certificate (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, subsequent to the consummation of the Corporation’s initial public offering of securities (the “Offering”), any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

TWENTY-SECOND. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for any liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this paragraph shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

TWENTY-THIRD. Indemnification and Advancement of Expenses. (a) To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this paragraph TWENTY-THIRD or otherwise. The rights to indemnification and advancement of expenses conferred by this paragraph TWENTY-THIRD shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this paragraph TWENTY-THIRD, except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b) The rights to indemnification and advancement of expenses conferred on any indemnitee by this paragraph TWENTY-THIRD shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Third Amended and Restated Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c) Any repeal or amendment of this paragraph TWENTY-THIRD by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Third Amended and Restated Certificate inconsistent with this paragraph TWENTY-THIRD, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d) This paragraph TWENTY-THIRD shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

TWENTY-FOURTH. Business Combination Requirements. (a)The provisions of this paragraph TWENTY-FOURTH and the paragraphs TWENTY-FIFTH, TWENTY-SIXTH, TWENTY-SEVENTH, TWENTY-EIGHTH, TWENTY-NINTH, THIRTIETH, THIRTY-FIRST and THIRTY-SECOND shall apply during the period commencing upon the effectiveness of this Third Amended and Restated Certificate and terminating upon the consummation of the Corporation’s initial Business Combination and no amendment to this paragraph TWENTY-FOURTH and the paragraphs TWENTY-FIFTH, TWENTY-SIXTH, TWENTY-SEVENTH, TWENTY-EIGHTH, TWENTY-NINTH, THIRTIETH, THIRTY-FIRST and THIRTY-SECOND shall be effective prior to the consummation of the initial Business Combination unless approved by the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of the Common Stock.

(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2020, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay the Corporation’s taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of shares in connection with a vote seeking to amend any provisions of this Third Amended and Restated Certificate as described in paragraph THIRTIETH, or (iii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within 24 months from the closing of the Offering, subject to applicable law. Holders of shares of the Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are Trasimene Capital Management FT, LP (the “Sponsor”) or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

TWENTY-FIFTH. Redemption Rights. (a)Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed, out of funds legally available therefor, upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, this paragraph TWENTY-FIFTH, Sections (b) and (c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with this paragraph TWENTY-FIFTH, Section (b) hereof (the “Redemption Price”); provided, however, that the Corporation shall not redeem or repurchase Offering Shares to the extent that such redemption would result in the Corporation’s failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor rule)) in excess of $5 million or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the initial Business Combination (such limitation hereinafter called the “Redemption Limitation”). Notwithstanding anything to the contrary contained in this Third Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.

(b) If the Corporation offers to redeem the Offering Shares other than in conjunction with a stockholder vote on an initial Business Combination with a proxy solicitation pursuant to Regulation 14A under the Exchange Act (or any successor rules or regulations) and filing proxy materials with the SEC, the Corporation shall offer to redeem the Offering Shares upon the consummation of the initial Business Combination, subject to lawfully available funds therefor, in accordance with the provisions of this paragraph TWENTY-FIFTH, Section (a) hereof pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E under the Exchange Act (or any successor rule or regulation) (such rules and regulations hereinafter called the “Tender Offer Rules”) which it shall commence prior to the consummation of the initial Business Combination and shall file tender offer documents with the SEC prior to the consummation of the initial Business Combination that contain substantially the same financial and other information about the initial Business Combination and the Redemption Rights as is required under Regulation 14A under the Exchange Act (or any successor rule or regulation) (such rules and regulations hereinafter called the “Proxy Solicitation Rules”), even if such information is not required under the Tender Offer Rules; provided, however, that if a stockholder vote is required by law to approve the proposed initial Business Combination, or the Corporation decides to submit the proposed initial Business Combination to the stockholders for their approval for business or other legal reasons, the Corporation shall offer to redeem the Offering Shares, subject to lawfully available funds therefor, in accordance with the provisions of this paragraph TWENTY-FIFTH, Section (a) hereof in conjunction with a proxy solicitation pursuant to the Proxy Solicitation Rules (and not the Tender Offer Rules) at a price per share equal to the Redemption Price calculated in accordance with the following provisions of this paragraph

TWENTY-FIFTH, Section (b). In the event that the Corporation offers to redeem the Offering Shares pursuant to a tender offer in accordance with the Tender Offer Rules, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares tendering their Offering Shares pursuant to such tender offer shall be equal to the quotient obtained by dividing: (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Corporation to pay taxes, by (ii) the total number of then outstanding Offering Shares. If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on the proposed initial Business Combination pursuant to a proxy solicitation, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares exercising their Redemption Rights shall be equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Corporation to pay taxes, by (b) the total number of then outstanding Offering Shares.

(c) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination pursuant to a proxy solicitation, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), shall be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the Offering Shares.

(d) In the event that the Corporation has not consummated an initial Business Combination within 24 months from the closing of the Offering, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay taxes (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

(e) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if (i) such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination (or, if required by the applicable stock exchange rules then in effect, such as the New York Stock Exchange, the affirmative vote of the holders of a majority of the shares held by Public Stockholders that are voted at a stockholder meeting held to consider such initial Business Combination) and (ii) the Redemption Limitation is not exceeded.

(f) If the Corporation conducts a tender offer pursuant to this paragraph TWENTY-FIFTH, Section (b), the Corporation shall consummate the proposed initial Business Combination only if the Redemption Limitation is not exceeded.

TWENTY-SIXTH. Distributions from the Trust Account. (a) A Public Stockholder shall be entitled to receive funds from the Trust Account only as provided in paragraph TWENTY-FIFTH, Sections (a), (b) and (d) or paragraph TWENTY-NINTH hereof. In no other circumstances shall a Public Stockholder have any right or interest of any kind in or to distributions from the Trust Account, and no stockholder other than a Public Stockholder shall have any interest in or to the Trust Account.

(b) Each Public Stockholder that does not exercise its Redemption Rights shall retain its interest in the Corporation and shall be deemed to have given its consent to the release of the remaining funds in the Trust

Account to the Corporation, and following payment to any Public Stockholders exercising their Redemption Rights, the remaining funds in the Trust Account shall be released to the Corporation.

(c) The exercise by a Public Stockholder of the Redemption Rights shall be conditioned on such Public Stockholder following the specific procedures for redemptions set forth by the Corporation in any applicable tender offer or proxy materials sent to the Public Stockholders relating to the proposed initial Business Combination. Payment of the amounts necessary to satisfy the Redemption Rights properly exercised shall be made as promptly as practical after the consummation of the initial Business Combination.

TWENTY-SEVENTH. Prior to the consummation of the Corporation’s initial Business Combination, the Corporation shall not issue any additional shares of capital stock of the Corporation that would entitle the holders thereof to receive funds from the Trust Account or vote on any initial Business Combination.

TWENTY-EIGHTH. In the event the Corporation enters into an initial Business Combination with a target business that is affiliated with the Sponsor, or the directors or officers of the Corporation, the Corporation, or a committee of the independent directors of the Corporation, shall obtain an opinion from an independent accounting firm or an independent investment banking firm that is a member of the Financial Industry Regulatory Authority that such Business Combination is fair to the Corporation from a financial point of view.

TWENTY-NINTH. The Corporation shall not enter into an initial Business Combination with another blank check company or a similar company with nominal operations.

THIRTIETH. If, in accordance with paragraph TWENTY-FOURTH, Section (a), any amendment is made to this Third Amended and Restated Certificate of Incorporation (a) to modify the substance or timing of the Corporation’s obligation to allow redemption in connection with its initial Business Combination or to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination within 24 months from the date of the closing of the Offering or (b) with respect to any other provisions of this Third Amended and Restated Certificate of Incorporation relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay taxes, divided by the number of then outstanding Offering Shares. The Corporation’s ability to provide such opportunity is subject to the Redemption Limitation.

THIRTY-FIRST. The Corporation’s initial Business Combination must occur with one or more target businesses that together have a fair market value of at least 80% of the assets held in the Trust Account (excluding any deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time the Corporation signs a definitive agreement in connection with the initial Business Combination.

THIRTY-SECOND. Notwithstanding any other provision in this Third Amended and Restated Certificate, prior to the closing of the initial Business Combination, the holders of Class B Common Stock shall have the exclusive right to elect and remove any director, and the holders of Class A Common Stock shall have no right to vote on the election or removal of any director. This paragraph THIRTY-SECOND may only be amended by a resolution passed by a majority of holders of at least ninety percent (90%) of the outstanding shares of Class B Common Stock entitled to vote thereon.

THIRTY-THIRD. The doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Third Amended and Restated Certificate or in the future. In addition to the foregoing, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of the Corporation unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of the Corporation and such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue.

THIRTY-FOURTH. The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Third Amended and Restated Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Third Amended and Restated Certificate and the DGCL; and, except as set forth in paragraphs, TWENTY- SECOND and TWENTY-THIRD, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Third Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this paragraph THIRTY-FOURTH; provided, however, that paragraphs TWENTY-FOURTH, TWENTY-FIFTH, TWENTY-SIXTH, TWENTY-SEVENTH, TWENTY-EIGHTH, TWENTY-NINTH, THIRTIETH, THIRTY-FIRST and THIRTY-SECOND of this Third Amended and Restated Certificate may be amended only as provided therein.

[Signature page follows]

IN WITNESS WHEREOF, Foley Trasimene Acquisition Corp. II has caused this Third Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

FOLEY TRASIMENE ACQUISITION CORP. II

Name:	Michael L. Gravelle
Title:	General Counsel and Corporate Secretary

Annex C

FORM NO. 2

BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF ASSOCIATION OF COMPANY LIMITED BY SHARES

Section 7(1) and (2)

MEMORANDUM OF ASSOCIATION

OF

Paysafe Limited

(“the Company”)

1.	The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2.	We, the undersigned, namely,

Name and Address	Bermudian Status	Nationality	Number of Shares Subscribed
M Q Services Ltd. Victoria Place 31 Victoria Street Hamilton HM 10 Bermuda	Yes	Bermuda Local Company	1

agree to take such number of shares of the Company as may be allotted to us by the provisional directors of the Company, not exceeding the number of shares for which we have subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us.

3.	The Company is to be an exempted Company as defined by the Companies Act 1981.

4.	The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding in all, including the following parcels:- N/A

5.	The authorised share capital of the Company is US$1.00 divided into 1,000 shares of par value US$0.001 each.

6.	The objects for which the Company is formed and incorporated are unrestricted.

7.

Subject to paragraph 4, the Company may do all such things as are incidental or conducive to the attainment of its objects and shall have the capacity rights, powers and privileges of a natural person, and –

(i)	pursuant to Section 42 of the Act, the Company shall have the power to issue preference shares which are at the option of the holder, liable to be redeemed;

C-1

FORM NO. 2

(ii)	pursuant to Section 42A of the Act, the Company shall have the power to purchase its own shares for cancellation; and

(iii)	pursuant to Section 42B of the Act, the Company shall have the power to acquire its own shares to be held as treasury shares.

Signed by each subscriber in the presence of at least one witness attesting the signature thereof:

M Q Services Ltd.

(Subscriber)	(Witness)

Subscribed this 23rd day of November, 2020

C-2

Annex D

FINAL FORM

PAYSAFE LIMITED

BYE-LAWS

(date)

Bye-Laws

of

Paysafe Limited

INTERPRETATION

1.	In these Bye-Laws, unless the context otherwise requires:

“Affiliate” or a person “affiliated” with a specified person means a person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

“Appointed Stock Exchange” means an electronic market for the trading of securities and identified as a “recognised investment exchange” or an “approved investment exchange” by the Government of Bermuda.

“Board” means the board of directors for the time being of the Company;

“Bye-Laws” means these bye-laws in their present form or as from time to time amended;

“clear days” means, in relation to the period of a notice, that period excluding the day on which the notice is given or served, or deemed to be given or served, and the day for which it is given or on which it is to take effect;

“Closing Date” has the meaning given to it in the Shareholders Agreement;

“Common Shares” means common shares of par value US$0.001 per share (or such other par value as may result from any reorganisation of capital) in the capital of the Company, having the rights and being subject to the limitations set out in these Bye-Laws;

“Companies Acts” means every Bermuda statute, regulation and order from time to time in force concerning companies insofar as the same apply to the Company;

“Company” means Paysafe Limited, an exempted company registered in Bermuda with registration number 56074;

“Director” means a director for the time being of the Company;

“Exchange Act” means Securities Exchange Act of 1934, as amended, of the United States of America;

“Group Company” means the Company, any holding company of the Company and any subsidiary of the Company or of any such holding company;

“Listing” means the listing of the Company’s Common Shares on an Appointed Stock Exchange.

“Officer” means a Director, Secretary, or other officer of the Company appointed pursuant to Bye-Law 105, but does not include any person holding the office of auditor in relation to the Company;

“Person entitled by Transmission” means a person whose entitlement to a share in consequence of the death or bankruptcy of a Shareholder or of any other event giving rise to its transmission by operation of law has been noted in the Register;

“Principal Shareholders” means, together, the Principal Shareholders as defined in the Shareholders Agreement.

“Register” means the register of shareholders of the Company and, except in Bye-Laws 38.1, 38.2 and 38.3, includes any branch register;

“Registered Office” means the registered office for the time being of the Company;

“Required Information” means (a) in relation to a person to be nominated as a Director, all information relating to the proposed Director that would be required to be disclosed in solicitations of proxies for election of directors in an election contest for a company listed on an Appointed Stock Exchange, or that is otherwise required pursuant to Section 14(a) of the Exchange Act, and the rules and regulations promulgated thereunder, including such person’s written consent to being named in the Company’s proxy statement as a nominee of the Shareholder and to serving as a Director if elected; (b) in relation to any other business that the Shareholder proposes to bring before the general meeting, a brief description of the business desired to be brought before the general meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration at the general meeting and, in the event that such business includes a proposal to amend these Bye-laws, the language of the proposed amendment), the reasons for conducting such business at the general meeting and any material interest in such business of such Shareholder and the beneficial owner, if any, on whose behalf the proposal is made; (c) details of the Shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, including (i) the name and address of such Shareholder, as they appear on the Company’s Register, and of such beneficial owner, (ii) the class or series and number of shares in the capital of the Company that are owned, directly or indirectly, beneficially and of record by such Shareholder and such beneficial owner, (iii) a representation that the Shareholder is a holder of record of the relevant shares in the capital of the Company at the time of the giving of the notice, will be entitled to vote at the general meeting and will appear in person or by proxy at such meeting to propose such business or nomination, (iv) a representation whether the Shareholder or the beneficial owner, if any, will be or is part of a group that will (x) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Company’s issued and outstanding shares eligible to vote at such general meeting as is required to approve or adopt the proposal or elect the nominee and/or (y) otherwise solicit proxies or votes from Shareholders in support of such proposal or nomination, (v) a certification regarding whether such Shareholder and beneficial owner, if any, have complied with all applicable legal requirements in connection with the Shareholder’s and/or beneficial owner’s acquisition of shares or other securities of the Company and/or the Shareholder’s and/or beneficial owner’s acts or omissions as a Shareholder of the Company and (vi) any other information relating to such Shareholder and beneficial owner, if any, required to be disclosed in a proxy statement or other regulatory filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder; (vii) a description of any agreement, arrangement or understanding with respect to the nomination or proposal and/or the voting of shares of any class in the capital of the Company between or among the Shareholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made, any of their respective Affiliates or associates and/or any others acting in concert with any of the foregoing (collectively, “proponent persons”); and (viii) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) to which any proponent person is a party, the intent or effect of which may be (x) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any security of the Company, (y) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of shares in the capital of the Company and/or (z) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of the Company.

“Resident Representative” means the person or, if permitted by the Companies Acts, the company appointed to perform the duties of resident representative of the Company as set out in the Companies Acts (and includes any assistant or deputy resident representative appointed by the Board);

“Resolution” means a resolution of the Shareholders or, where required, of a separate class or separate classes of Shareholders, adopted in general meeting or passed in accordance with the provisions of these Bye-Laws;

“Seal” means the common seal of the Company and includes any duplicate seal;

“Secretary” means the secretary of the Company or, if there are joint secretaries, any of the joint secretaries and includes a deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the secretary;

“Shareholder” means a holder of a share (of any class) of the Company;

“Share” means any share in the capital of the Company;

“Shareholders Agreement” means the agreement between the Company and the Principal Shareholders and other persons party thereto originally dated [DATE], as amended, restated, varied and supplemented from time to time.

“Subsidiary” and “holding company” have the same meanings as in section 86 of the Companies Act 1981, except that references in that section to a company shall include any body corporate or other legal entity, whether incorporated or established in Bermuda or elsewhere;

“Undesignated Shares” means the shares of par value US$0.001 per share (or such other par value as may result from any reorganisation of capital) in the capital of the Company, having such rights and being subject to such limitations as may be attached to them pursuant to Bye-Law 5.3; and

“US dollars” or “US$” means United States dollars.

2.	For the purposes of these Bye-Laws, unless the context otherwise requires:

2.1	a corporation shall be deemed to be present in person at a meeting if its representative, duly authorised pursuant to these Bye-Laws, is present;

2.2	words importing only the singular number include the plural number and vice versa;

2.3	words importing only one gender include the other genders;

2.4	references to a company include any body corporate or other legal entity, whether incorporated or established in Bermuda or elsewhere;

2.5

references to a person include any company, partnership or other body of persons, whether corporate or not, any trust and any government, governmental body or agency or public authority, whether of Bermuda or elsewhere;

2.6	references to writing include typewriting, printing, lithography, photography, electronic mail and other modes of representing or reproducing words in a legible and non-transitory form;

2.7

a reference to anything being done by electronic means includes its being done by means of any electronic or other communications equipment or facilities and references to any communication being delivered or received, or being delivered or received at a particular place, include the transmission of an electronic or similar communication, and to a recipient identified in such manner or by such means, as the Board may from time to time approve or prescribe, either generally or for a particular purpose;

2.8

references to a signature or to anything being signed or executed include such forms of electronic signature or other means of verifying the authenticity of an electronic or similar communication as the Board may from time to time approve or prescribe, either generally or for a particular purpose;

2.9	references to a dividend include a distribution paid in respect of shares to Shareholders out of contributed surplus or any other distributable reserve;

2.10

any words or expressions defined in the Companies Acts, if not otherwise defined in or given a particular meaning by these Bye-Laws, have the same meaning in these Bye-Laws, except that the definition of “attorney” shall not apply;

2.11

any reference to any statute or statutory provision (whether of Bermuda or elsewhere) includes a reference to any modification or re-enactment of it for the time being in force and to every rule, regulation or order made under it (or under any such modification or re-enactment) and for the time being in force and any reference to any rule, regulation or order made under any such statute or statutory provision includes a reference to any modification or replacement of such rule, regulation or order for the time being in force; and

2.12

references to shares carrying the general right to vote at general meetings of the Company are to those shares (of any class or series) carrying the right to vote, other than shares which entitle the holders to vote only in limited circumstances or upon the occurrence of a specified event or condition (whether or not those circumstances have arisen or that event or condition has occurred).

REGISTERED OFFICE

3.	The Registered Office shall be at such place in Bermuda as the Board from time to time decides.

SHARE CAPITAL

4.1	The authorised share capital of the Company at the date of adoption of these Bye-Laws is US$[●] divided into [●] Common Shares and [●] Undesignated Shares.

4.2	Common Shares

The Common Shares shall entitle their holders to the following rights:-

(a)	as regards dividend:-

after making all necessary provisions, where relevant, for payment of any preferred dividend in respect of any preference shares in the Company then outstanding, the Company shall apply any profits or reserves which the Directors resolve to distribute in paying such profits or reserves to the holders of the Common Shares in respect of their holdings of such shares pari passu and pro rata to the number of Common Shares held by each of them;

(b)	as regards capital:-

on a return of assets on liquidation, reduction of capital or otherwise, the holders of the Common Shares shall be entitled to be paid the surplus assets of the Company remaining after payment of its liabilities (subject to the rights of the holders of any preferred shares in the Company then in issue having preferred rights on a return of capital) in respect of their holdings of Common Shares pari passu and pro rata to the number of Common Shares held by each of them;

(c)	as regards voting in general meetings:-

the holders of the Common Shares shall be entitled to receive notice of, and to attend and vote at, general meetings of the Company; every holder of Common Shares present in person or by proxy shall have one vote for each Common Share held by him.

4.3	The rights of the Undesignated Shares shall be determined in accordance with the provisions of Bye-law 5.3.

SHARE RIGHTS

5.1

Subject to the Companies Acts and to the rights conferred on the holders of any other class of shares, any share in the Company may be issued with or have attached to it such preferential, deferred, qualified or special rights, privileges or conditions as the Company may by Resolution decide or, if no such Resolution is in effect or insofar as the Resolution does not make specific provision, as the Board may from time to time determine.

5.2

Without limiting the foregoing and subject to the Companies Acts, the Company may issue preference shares (including any preference shares created pursuant to Bye-Law 5.3) which (i) are liable to be redeemed on the happening of a specified event or events or on a given date or dates and/or (ii) are liable to be redeemed at the option of the Company and/or the holder. The terms and manner of redemption of any redeemable shares created pursuant to Bye-Law 5.3 shall be as the Board may by resolution determine before the allotment of such shares and the terms and manner of redemption of any other redeemable preference shares shall be either (i) as the Company may by Resolution determine or (ii) insofar as the Resolution does not make any express provision, as the Board may by resolution determine, in either case, before the allotment of such shares.

5.3	The rights attaching to the Undesignated Shares shall be as follows:

5.3.1

each Undesignated Share shall have attached to it such preferred, qualified or other special rights, privileges and conditions and be subject to such restrictions, whether in regard to dividend, return of capital, redemption, conversion into Common Shares or voting or otherwise, as the Board may determine on or before its allotment;

5.3.2

the Board may allot the Undesignated Shares in more than one series and, if it does so, may name and designate each series in such manner as it deems appropriate to reflect the particular rights and restrictions attached to that series, which may differ in all or any respects from any other series of Undesignated Shares;

5.3.3

the particular rights and restrictions attached to any Undesignated Share shall be recorded in a resolution of the Board and, as determined by the Board in its sole discretion, may be greater than the rights attached to the Common Shares, including by:-

(a)	restricting dividends to Common Shares;

(b)	diluting the voting power of Common Shares or providing that holders of preference shares may have the right to vote on matters as a class;

(c)	impairing the liquidation rights of the Common Shares;

(d)	delaying or preventing a change of control of the Company; and

5.3.4	the Board may at any time before the allotment of any Undesignated Share by further resolution in any way amend such rights and restrictions or vary or revoke its designation.

5.4

The terms of any redeemable preference shares (including any redeemable preference shares created pursuant to Bye-Law 5.3) may provide for the whole or any part of the amount due on redemption to be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Acts.

5.5	The Board may, in connection with the issue of any shares (whether pursuant to Bye-law 5.3 or otherwise), exercise all powers of paying commissions and brokerages conferred or permitted by law.

VARIATION OF RIGHTS

6.1

Subject to the Companies Acts, all or any of the special rights for the time being attached to any class of shares for the time being in issue may, unless otherwise expressly provided in the rights attaching to or by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up), be altered or abrogated with the consent in writing of the holders of more than 50 per cent of all of the votes capable of being cast at the relevant time at a separate general meeting of the holders of the issued shares of that class or with the sanction of a Resolution passed at a separate general meeting of the holders of shares of that class by a majority of more than 50 per cent of the votes cast.

6.2

All the provisions of these Bye-Laws relating to general meetings of the Company shall apply mutatis mutandis to any separate general meeting of any class of Shareholders, except that the necessary quorum shall be two or more Shareholders present in person or by proxy together holding or representing a majority of the issued shares of the relevant class; provided that, if the relevant class of Shareholders has only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum.

7.

The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered or abrogated by (i) the creation or issue of further shares ranking pari passu with them, (ii) the creation or issue for full value (as determined by the Board) of further shares ranking as regards participation in the profits or assets of the Company or voting or otherwise in priority to them or (iii) the purchase or redemption by the Company of any of its own shares.

SHARES

8.1

The unissued shares of the Company (whether forming part of the original share capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options or other rights over or otherwise deal with or dispose of them to such persons, at such times and for such consideration and generally on such terms and conditions as the Board may from time to time determine.

8.2

Shares may be issued in fractional denominations and in such event the Company shall deal with such fractions to the same extent as its whole shares, so that a share in a fractional denomination shall have, in proportion to the fraction of a whole share that it represents, all the rights of a whole share, including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

8.3

Where any fraction of a share or other difficulty arises on any alteration, the Board may settle the same as it thinks fit including, without limitation to the generality of the foregoing, the issue to Shareholders of fractions of shares and/or arranging for the sale and transfer of fractions of shares of Shareholders.

9.1

Subject to the Companies Acts, the Company may purchase its own shares and the Board may (without the sanction of a Resolution) authorise any exercise of the Company’s power to purchase its own shares, whether in the market, by tender or by private agreement, at such prices (whether at par or above or below par) and otherwise on such terms and conditions as the Board may from time to time determine. The whole or any part of the amount payable on any such purchase may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Acts.

9.2

The Board may, at its discretion and without the sanction of a Resolution, authorise the acquisition by the Company of its own shares, to be held as treasury shares, upon such terms as the Board may in its discretion determine, provided always that such acquisition is effected in accordance with the Companies Acts. The Company shall be entered in the Register as a Shareholder in respect of the treasury shares, subject to the Companies Acts and the Company shall not exercise any rights and shall not enjoy or participate in any of the rights attaching to those shares except as provided by the Companies Acts.

9.3

Subject to these Bye-laws, any treasury shares held by the Company will be at the disposal of the Board, which may elect to hold the shares as treasury shares, dispose of or transfer the shares for cash or other consideration, or cancel any of the shares

10.

Except only as otherwise provided in these Bye-Laws, as ordered by a court of competent jurisdiction or as otherwise required by law, the Company shall be entitled to treat the registered holder of any share (or any fractional part of a share) as the absolute owner of it and accordingly no person shall be recognised by the Company as holding any share (or any fractional part of a share) upon trust, and the Company shall not be bound by or required in any way to recognise (even when having notice of it) any equitable, contingent, future or partial interest or other right in any share (or any fractional part of a share) except an absolute right to the entirety of the share or to the fractional part of a share in the registered holder of it.

UNTRACED SHAREHOLDERS

11.1

The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a Shareholder or the shares to which a person is entitled by virtue of transmission on death, bankruptcy, or otherwise by operation of law if and provided that:

11.1.1	during a period of six (6) years, no dividend in respect of those shares has been claimed and at least three (3) cash dividends have become payable on the share in question;

11.1.2

on or after expiry of that period of six (6) years, the Company has inserted an advertisement in a newspaper circulating in the area of the last registered address at which service of notices upon the Shareholder or person entitled by transmission may be effected in accordance with these Bye-Laws and in a national newspaper published in the relevant country, giving notice of its intention to sell such shares:

11.1.3

during that period of six (6) years and the period of three (3) months following the publication of such advertisement, the Company has not received any communication from such Shareholder or person entitled by transmission; and

11.1.4

if so required by the rules of any securities exchange upon which the shares in question are listed for the time being, notice has been given to that exchange of the Company’s intention to make such sale.

11.2

If during any six (6) year period referred to in Bye-law 11.1.1 above, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all the other requirements of Bye-Law 11.1 (other than the requirement that they be in issue for six (6) years) have been satisfied in regard to the further shares, the Company may also sell the further shares.

11.3

To give effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

11.4

The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Shareholder or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Shareholder or other person in the books of the Company as a creditor for such amount, though no trust shall be created in respect of the debt and no interest shall be payable in respect of the same. At the expiry of the further six (6) year period set forth in Bye-law 11.1.3, if the Company has not received any communication from the untraced Shareholder, the liability to the untraced Shareholder will cease and the Company shall not be required to account for any money earned on the net proceeds of sale of Shares, which may be employed in the business of the Company or invested in such investments as the Board from time to time thinks fit.

INCREASE OF CAPITAL

12.	The Company may from time to time increase its capital by such sum, to be divided into shares of such par value, as the Company by Resolution shall prescribe.

13.

The Company may, by the Resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of these Bye-laws and the Companies Acts) at a discount or make any other provision as to the issue of the new shares.

14.	The new shares shall be subject to all the provisions of these Bye-Laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

ALTERATION OF CAPITAL

15.1	The Company may from time to time by Resolution:

15.1.1	divide its shares into several classes and attach to them respectively any preferential, deferred, qualified or special rights, privileges or conditions;

15.1.2	consolidate and divide all or any of its share capital into shares of larger par value than any of its existing shares;

15.1.3

sub-divide its shares or any of them into shares of smaller par value than is fixed by its memorandum, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

15.1.4	make provision for the issue and allotment of shares which do not carry any voting rights;

15.1.5

cancel shares which, at the date of the passing of the relevant Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its authorised share capital by the amount of the shares so cancelled; and

15.1.6	change the currency denomination of its share capital.

15.2

Where any difficulty arises in regard to any division, consolidation or sub-division under this Bye-Law 15, the Board may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion among the Shareholders who would have been entitled to the fractions, except that any proceeds in respect of any holding which are less than a sum fixed by the Board may be retained for the benefit of the Company. For the purpose of any such sale the Board may authorise some person to transfer the shares representing fractions to the purchaser, who shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

16.

Subject to the Companies Acts and to any confirmation or consent required by law or these Bye-Laws, the Company may from time to time by Resolution convert any preference shares in the Company (unless otherwise expressly provided by the rights attaching to or by the terms of issue of the preference shares in question) into redeemable preference shares.

REDUCTION OF CAPITAL

17.

Subject to the Companies Acts and to any confirmation or consent required by law or these Bye-Laws, the Company may from time to time by Resolution authorise the reduction in any manner of its issued share capital (but not to a sum less than any minimum share capital prescribed by its memorandum) or any share premium account.

18.

In relation to any such reduction, the Company may by Resolution determine the terms upon which the reduction is to be effected, including, in the case of a reduction of part only of a class of shares, those shares to be affected.

CERTIFICATED SHARES AND UNCERTIFICATED SHARES

19.	Shares shall be issued in registered form.

CERTIFICATED SHARES

20.

Unless otherwise provided by the rights attaching to or by the terms of issue of any particular shares, each Shareholder shall, upon becoming the holder of any share, be entitled to a share certificate for all the shares of each class held by him (and, on transferring a part of his holding, to a certificate for the balance), but the Board may decide not to issue certificates for any shares held by, or by the nominee of, any securities exchange or depository or any operator of any clearance or settlement system except at the request of any such person. In the case of a share held jointly by several persons, delivery of a certificate in their joint names to one of several joint holders shall be sufficient delivery to all.

20.1

Share certificates shall be in such form as the Board may from time to time prescribe, subject to the requirements of the Companies Acts. No fee shall be charged by the Company for issuing a share certificate. If a share certificate is worn-out or defaced, or alleged to have been lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of any exceptional costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of wearing-out or defacement, on delivery of the certificate to the Company. The Board may require any such indemnity to be secured in such manner as the Board may think fit.

20.2

All certificates for shares (other than letters of allotment, scrip certificates and other like documents) shall be signed by such person or persons (whether or not Officers) as the Board may from time to time decide, but the Board may determine that certificates for shares or for particular shares need not be signed by any person.

20.3

The Board may also determine, either generally or in any particular case, that any signatures on certificates for shares (or certificates or agreements or other documents evidencing the issue by the Company of awards under any share option, share incentive or other form of employee benefits plan adopted by the Company from time to time) need not be autographic but may be affixed to such certificates, agreements or other documents by some mechanical means or may be facsimiles printed on such certificates, agreements or other documents. If any Officer who has signed, or whose facsimile signature has been used on, any such certificate, agreement or other document ceases for any reason to hold his office, such certificate, agreement or other document may nevertheless be issued as though that Officer had not ceased to hold such office.

UNCERTIFICATED SHARES

21.

If at any time the Company participates or is able to participate in an Appointed Stock Exchange on which the Company’s shares are listed or admitted to trading, the Board may permit any class of shares to be held in uncertificated form and to be transferred by means of a relevant system acceptable to the Appointed Stock Exchange. Conversion of shares held in certificated form into shares held in uncertificated form, and vice versa, may be made in such manner as the Board may in its absolute discretion think fit (subject to the facilities and requirements of the Appointed Stock Exchange). Shares held in uncertificated form shall not constitute a separate class of shares from other shares in that class simply by virtue of such shares being held in uncertificated form.

22.1

Unless otherwise determined by the Board and permitted under the rules of the Appointed Stock Exchange, if any, on which the Company’s shares are listed or admitted to trading, (unless the Board determines otherwise) no person shall be entitled to receive a certificate in respect of any share for so long as transfers of that share may be made otherwise by written instrument as permitted by the Companies Act. The Board shall have power to implement any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of an uncertificated share (subject always to the requirements of the Appointed Stock Exchange) and no provision of these Bye-laws shall apply or have effect to the extent that it is any way inconsistent with the holding of shares in uncertificated form or the transfer of title to uncertificated shares by means of a relevant system permitted by the Appointed Stock Exchange or otherwise permitted by applicable law.

22.2	A member may, in accordance with the Companies Act or the requirements of an Appointed Stock Exchange, apply to the Board to change a share from a certificated share to an uncertificated share or vice versa and the Board shall prescribe the manner for such conversion in accordance with the facilities and regulations of the Appointed Stock Exchange.

22.3

Nothing in these Bye-Laws shall preclude (i) title to a certificated share being evidenced or transferred otherwise than in writing to the extent permitted by the Companies Acts and otherwise as may be determined by the Board from time to time or (ii) the Board from recognising the renunciation of the allotment of any share by the allottee in favour of some other person on such terms and subject to such conditions as the Board may from time to time decide.

LIEN

23.

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently due or not, called or payable in respect of such share. The Company’s lien on a share shall extend to all dividends payable on it. The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-Law.

24.1

The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently due nor until the expiration of 14 clear days after a notice, stating and demanding payment of the sum presently due and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share or the person entitled by transmission to it.

24.2

The net proceeds of sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is due, and any residue shall (subject to a like lien for debts or liabilities not presently due as existed upon the share prior to the sale) be paid to the holder of, or the person entitled by transmission to, the share immediately before such sale. For giving effect to any such sale the Board may authorise some person to transfer the share to the purchaser. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

24.3

Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any shares registered in any of the Company’s registers as held either jointly or solely by any Shareholders or in respect of any dividends, bonuses or other monies due or payable or accruing due or which may become due or payable to such Shareholder by the Company on or in respect of any Shares registered as mentioned above or for or on account or in respect of any Shareholder and whether in consequence of:

(a)	the death of such Shareholder;

(b)	the non-payment of any income tax or other tax by such Shareholder;

(c)	the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such Shareholder or by or out of his estate; or

(d)	any other act or thing;

in every such case (except to the extent that the rights conferred upon holders of any class of shares render the Company liable to make additional payments in respect of sums withheld on account of the those matters):

(i)	the Company shall be fully indemnified by such Shareholder or his executor or administrator from all liability;

(ii)

the Company shall have a lien upon all dividends and other monies payable in respect of the shares registered in any of the Company’s registers as held either jointly or solely by such Shareholder for all monies paid or payable by the Company as referred to above in respect of such Shares or in respect of any dividends or other monies in respect of those Shares or for or on account or in respect of such Shareholder under or in consequence of any such law, together with interest at the rate of 15% per annum (or such other rate as the Board may determine) thereon from the date of payment to date of repayment, and the Company may deduct or set off against such dividends or other monies so payable any monies paid or payable by the Company as referred to above together with interest at the same rate;

(iii)

the Company may recover as a debt due from such Shareholder or his executor or administrator (wherever constituted) any monies paid by the Company under or in consequence of any such law and interest thereon at the rate and for the period referred to above in excess of any dividends or other monies then due or payable by the Company; and

(iv)

the Company may if any such money is paid or payable by it under any such law as referred to above refuse to register a transfer of any Shares by any such Shareholder or his executor or administrator until such money and interest is set off or deducted as referred to above or in the case that it exceeds the amount of any such dividends or other monies then due or payable by the Company, until such excess is paid to the Company.

Subject to the rights conferred upon the holders of any class of shares, nothing in this Bye-Law 24.3 will prejudice or affect any right or remedy which any law may confer or purport to confer on the Company. As between the Company and every such Shareholder as referred to above (and, his executor, administrator and estate, wherever constituted), any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

CALLS ON SHARES

25.1

The Board may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue of the shares made payable at a date fixed by or in accordance with their terms of issue and each Shareholder shall (subject to the Company serving on him at least 14 clear days’ notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.

25.2	A call may be made payable by instalments and shall be deemed to be made at the time when the resolution of the Board authorising the call is passed.

25.3	A person on whom a call is made shall (in addition to the transferee) remain liable for it notwithstanding the subsequent transfer of the share in respect of which the call is made.

26.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

27.

If a sum called in respect of a share is not paid before or on the day appointed for its payment, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment to the time of actual payment at such rate as the Board may determine, but the Board may waive payment of such interest, wholly or in part.

28.

Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal value of the share or by way of premium, shall for all purposes of these Bye-Laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable, and, in case of non-payment, all the relevant provisions of these Bye-Laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

29.	The Board may, on the issue of any shares, differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

30.

The Board may, if it thinks fit, receive all or any part of the moneys payable on a share beyond the sum actually called up on it if the holder is willing to make payment in advance and, on any moneys so paid in advance, may (until they would otherwise be due) pay interest at such rate as may be agreed between the Board and the Shareholder paying the sum in advance.

FORFEITURE OF SHARES

31.

If a Shareholder fails to pay any call or instalment of a call on the day appointed for its payment, the Board may at any time while any part of such call or instalment remains unpaid serve on him a notice requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued. The notice shall state a further day (not being less than 14 clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or instalment is payable will be liable to be forfeited.

32.	The Board may accept the surrender of any share liable to be forfeited, and, in any such case, references in these Bye-Laws to forfeiture include surrender.

33.

If the requirements of any notice given under Bye-Law 31 are not complied with, any share in respect of which the notice was given may, at any time before payment of all calls or instalments and interest due in respect of it is made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not actually paid before the forfeiture.

34.

When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share or the person entitled by transmission to it, but no forfeiture shall be invalidated by any omission to give such notice.

35.

A forfeited share shall become the property of the Company and may be sold, re-offered or otherwise disposed of either to the person who was, before forfeiture, the holder of, or entitled to, the share or to any other person, on such terms and in such manner as the Board thinks fit. At any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Board may think fit.

36.

A person whose shares have been forfeited shall cease to be a Shareholder in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, together with interest at such rate as the Board may determine from the date of forfeiture until payment and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.

37.

An affidavit to the effect that the deponent is a Director or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on its sale, re-allotment or disposition, and the Board may authorise some person to transfer the share to the person to whom it is sold, re-allotted or disposed of. That person shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any), nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

REGISTER OF SHAREHOLDERS

38.1	The Register shall be kept in the manner prescribed by the Companies Acts at the Registered Office or at such other place in Bermuda as may be authorised by the Board from time to time.

38.2

The Company may also keep one or more branch registers at such place or places outside Bermuda to the extent and in the manner permitted by the Companies Acts and the Board may make such regulations as it thinks fit regarding the keeping of any branch register and may revoke or vary any such regulations. The Board may authorise any share on the Register to be included in a branch register or any share registered on a branch register to be registered on another branch register, provided that at all times the Register is maintained in accordance with the Companies Acts.

38.3

The Register or any branch register may be closed at such times and for such periods as the Board may from time to time decide, subject to the Companies Acts. Except during such time as it is closed, the Register and each branch register shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon (or between such other times as the Board from time to time determines) on every working day.

38.4

Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register any indication of any trust or any equitable, contingent, future or partial interest in any share or any fractional part of a share, and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any provisions of Bye-Law 11.

OBLIGATION TO DISCLOSE INTERESTS

39.1	Each holder of shares of the Company shall be under an obligation to make certain notifications to the Company in accordance with the provisions of this Bye-Law 39.

39.2	The Company may by notice in writing require any person whom the Board knows or has reasonable cause to believe to be interested (legally or beneficially) in the Company’s shares:

(a)	to confirm that fact or (as the case may be) to indicate whether or not it is the case, and

(b)	where he holds an interest in shares at the date of the notice, to give such further information as may be required in accordance with Bye-law 39.3.

39.3	A person who has received a notice under Bye-law 39.2 shall respond, in writing, to the Board within 10 Business Days (or such other period as the Board shall specify in the notice) and shall:

(a)

state their full name and address, and, where the person interested in shares is a body corporate, include a confirmation that the signatory to such response is duly authorised on behalf of such body corporate to give the relevant confirmation to the Company;

(b)	confirm the number of shares in which he is or was interested as at the date of the notice;

(c)	in a case where the person no longer has an interest in the Company’s shares, state that he no longer has such an interest.

39.4

Where the Company has served a notice under Bye-law 39.2 on a person who is or was interested in shares in the Company, and that person fails to give the Company the information required by the notice within the time specified in it, the Board, in its sole discretion, may direct that for so long as the shares are held by that person and the default continues, the shares in question will be subject to restrictions including (without limitation) that:

(i)	no voting rights are exercisable in respect of the shares;

(ii)	any transfer of the shares is void; and/or

(iii)	except in a liquidation, no payment may be made of sums due from the Company on the shares, whether in respect of dividend, capital or otherwise.

39.5	For the purposes of this Bye-law 39, a person is taken to be interested in any shares:

(a)	in which his spouse or any child or step-child or other Affiliate of his is interested;

(b)	if a body corporate is interested in them, and

(i)	that body or its directors are accustomed to act in accordance with his directions or instructions, or

(ii)	he is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of that body corporate; or

(c)	he enters into a contract for their purchase by him (whether for cash or other consideration); or

(d)	not being the registered holder, he is entitled to exercise or receive any right conferred by the holding of the shares or is entitled to control the exercise of any such right; or

(e)	where property is held on trust and shares in the Company are comprised in such trust property, and the Shareholder or a person identified in Bye-law 39.5(a) is a beneficiary of the trust.

39.6

The Company may keep a register for purposes of this Bye-law 39, and whenever the Company issues a notice in accordance with Bye-law 39 and receives a response, the Company may cause to be inscribed in the register, against that person’s name, the relevant information and the date of the record.

39.7	Nothing contained in this Bye-Law 39 shall be taken to limit the powers of the Company to apply to the court for an order imposing restrictions on a person’s shares.

DEPOSITORY INTERESTS

40.

The Directors shall, subject always to the Companies Acts and the facilities and requirements of any relevant system concerned and these Bye-Laws, have power to implement and/or approve any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of interests in shares in the capital of the Company in the form of depository interests or similar interests, instruments or securities, and to the extent such arrangements are so implemented, no provision of these Bye-Laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer of the depository interests or the shares in the Company represented by them. The Directors may from time to time take such actions and do such things as they may, in their absolute discretion, think fit in relation to the operation of any such arrangements.

REGISTER OF DIRECTORS AND OFFICERS

41.

The Secretary shall maintain a register of the Directors and Officers of the Company as required by the Companies Acts. The register of Directors and Officers shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon (or between such other times as the Board from time to time determines) on every working day.

TRANSFER OF SHARES

42.1

Subject to the Companies Acts and to such of the restrictions contained in these Bye-Laws as may be applicable, any Shareholder may transfer all or any of his shares (of any class) in certificated form by an instrument of transfer in any form which the Board may from time to time approve. The instrument of transfer may be endorsed on the certificate.

42.2

The instrument of transfer of a share in certificated form shall be signed by or on behalf of the transferor and, if the share is not fully paid, by or on behalf of the transferee and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect of it. All instruments of transfer may be retained by the Company.

42.3

The Board may, in its absolute discretion and without assigning any reason for its decision, decline to register any transfer of any share which is not a fully-paid share. The Board may also decline to register any transfer if:

42.3.1

the instrument of transfer is not duly stamped, if required, and lodged at the Registered Office or any other place as the Board may from time to time specify for the purpose, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

42.3.2	the instrument of transfer is in respect of more than one class of share;

42.3.3	the instrument of transfer is in favour of more than four persons jointly;

42.3.4

it is not satisfied that all applicable consents, authorisations, permissions or approvals of any governmental body or agency in Bermuda or any other applicable jurisdiction required to be obtained under relevant law prior to such transfer have been obtained; or

42.3.5	it is not satisfied that the transfer would not violate the terms of any agreement to which the Company (or any of its subsidiaries) and/or the transferor are party or subject.

42.4	If the Board declines to register a transfer it shall, within one month after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

42.5	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-Law 42.

43.

Notwithstanding any other provisions of these Bye-laws, the Board shall, subject always to the Companies Act and any other applicable laws and the facilities and requirements of any Appointed Stock Exchange, have power to implement and/or approve any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of interests in shares in the capital of the Company held in uncertificated form, and the holding and transfer of such shares or securities. To the extent such arrangements are so implemented, no provision of these Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer thereof or the shares in the capital of the Company represented thereby.

TRANSMISSION OF SHARES

44.

In the case of the death of a Shareholder, the survivor or survivors, where the deceased was a joint holder, or the estate representative, where he was sole holder, shall be the only person or persons recognised by the Company as having any title to his shares; but nothing in these Bye-Laws shall release the estate of a deceased holder from any liability in respect of any share held by him either solely or jointly with other persons. In this Bye-Law, estate representative means the person to whom probate or letters of administration or confirmation as executor has or have been granted under the laws applicable to the estate of the deceased Shareholder or, failing such person, such other person as the Board may in its absolute discretion determine to be the person recognised by the Company for the purpose of this Bye-Law.

45.1

In the case of a person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law, the Board may require the production to the Company of such evidence of his entitlement as is prescribed by the Companies Acts or, to the extent that no such evidence is prescribed, as may from time to time be required by the Board. Upon production of such evidence the name and address of the person so entitled shall be noted in the Register.

45.2

Subject to Bye-Law 46.2, any person entitled by transmission to a share shall be entitled to receive (and may give a discharge for) any dividends or other moneys payable in respect of the share, to attend and vote in respect of the share at general meetings of the Company and of the relevant class of Shareholders and generally to exercise in respect of the share all of the rights or privileges of a Shareholder as if he were registered as the holder of the share.

46.1

Any person entitled by transmission to a share may elect either to be registered himself as the holder of the share or to have some person nominated by him registered as the transferee of the share. If he elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the provisions of these Bye-Laws relating to the right to transfer and the registration of transfer of shares shall apply to any such notice or instrument of transfer as if the death of the Shareholder or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Shareholder.

46.2

The Board may at any time give notice requiring a person entitled by transmission to a share to elect either to be registered himself or to transfer the share and if the notice is not complied with within 60 days the Board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

47.	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under Bye-Laws 44, 45 and 46.

GENERAL MEETINGS

48.1

The Board shall convene and the Company shall hold annual general meetings in accordance with the requirements of the Companies Acts and, save where an election has been made under section 71A of the Companies Act, an annual general meeting shall be held in each calendar year.

48.2

Where an election has been made under section 71A of the Companies Act, any Shareholder may, on notice to the Company not later than 3 calendar months before the end of the year in question, require the Company to convene and hold an annual general meeting.

48.3

Subject to the provisions of Bye-law 48.4, the Board may, whenever it thinks fit, and shall, on the requisition in writing of Shareholders holding such number of shares as is prescribed by, and made in accordance with, the Companies Acts, convene a general meeting in the manner required by the Companies Acts. All general meetings other than annual general meetings shall be called special general meetings.

48.4

For such time as the Principal Shareholders beneficially own, collectively, at least thirty per cent. (30%) of the issued shares in the capital of the Company carrying the right to vote at general meetings of the Company, special general meetings shall also be called by the Board or the Chairman of the Board on the written request of a Principal Shareholder delivered to the Registered Office.

48.5	Each general meeting shall be held at such time and place as the Board decides.

NOTICE OF GENERAL MEETINGS

49.

An annual general meeting of the Company (other than an adjourned meeting) shall be called by at least 5 clear days’ notice and a special general meeting of the Company (other than an adjourned meeting) shall be called by at least 5 clear days’ notice. The notice of a general meeting shall specify the place, and, in the case of a special general meeting, the general nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted by these Bye-Laws to all Shareholders (other than those who, under the provisions of these Bye-Laws or the terms of issue of the shares which they hold, are not entitled to receive such notice from the Company) and to each Director and to the Resident Representative.

50.

The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting. A Shareholder present, either in person or by proxy, at any general meeting of the Company or of the holders of any class of shares in the Company, will be deemed to have received notice of that meeting and, where required, of the purpose for which it was called.

PROCEEDINGS AT GENERAL MEETINGS

51.1

The chairman of the Board or, in his absence, the president of the Board shall preside as chairman at every general meeting of the Company or of any class of Shareholders. If there is no such chairman or president, or if at any meeting neither the chairman nor the president is present within 5 minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall appoint one of those Directors who is willing to act as chairman or, if only one Director is present, he shall preside as chairman, if willing to act. If none of the Directors present is willing to act as chairman, the Director or Directors present may appoint any other Officer who is present and willing to act as chairman. In default of any such appointment, the persons present and entitled to vote shall elect any Officer who is present and willing to act as chairman or, if no Officer is present or if none of the Officers present is willing to act as chairman, one of their number to be chairman.

51.2

Except in the case of the removal of auditors or Directors, for such time as the Principal Shareholders beneficially own, collectively, at least thirty per cent. (30%) of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, anything which may be done by resolution in general meeting of all or any class or Shareholders may, without a meeting and without any previous notice being required, be done by resolution in writing, signed by the Shareholders or any class thereof or their proxies (or in the case of a Shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts) on behalf of such Shareholder), who at the date of the notice of the resolution in writing represent the majority of votes that would be required to pass the resolution if the resolution had been voted on at a quorate meeting of the Shareholders. Such resolution in writing may be signed in as many counterparts as may be necessary. If the Principal Shareholders cease to beneficially own, collectively, at least thirty per cent. (30%) of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time, all shareholder action may only be taken at an annual general meeting or special general meeting of shareholders and may not be taken by written consent in lieu of a meeting.

51.3

Notice of any resolution in writing to be made under this Bye-law 51 shall be given to all the Shareholders who would be entitled to attend a meeting and vote on the resolution. The requirement to give notice of any resolution in writing to be made under this Bye-law to such Shareholders shall be satisfied by giving to those Shareholders a copy of that resolution in writing in the same manner as that required for a notice of a general meeting of the Company at which the resolution could have been considered, except that the length of the period of notice shall not apply. The date of the notice shall be set out in the copy of the resolution in writing.

51.4

For the purposes of any written resolution under Bye-Law 51.2, the date of the resolution in writing is the date when the resolution is signed by, or on behalf of, the Shareholder who establishes the majority of votes required for the passing of the resolution in writing and any reference in any enactment to the date of passing of a resolution is, in relation to a resolution in writing made in accordance with this section, a reference to such date.

51.5

A resolution in writing made in accordance with Bye-Law 51.2 is as valid as if it had been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of Shareholders of the Company, as the case may be. A resolution in writing made in accordance with this section shall constitute minutes for the purposes of the Companies Acts and these Bye-Laws.

52.1

No business shall be transacted at any general meeting or adjourned meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment or election of a chairman, which shall not be treated as part of the business of the meeting. Except as otherwise provided by the Companies Acts, at general meetings convened by the Board, two or more Shareholders present in person or by proxy and having the right to attend and vote at the meeting and holding shares representing more than a majority of the votes that may be cast by all Shareholders at the relevant time shall be a quorum. Except as otherwise provided by the Companies Acts or these Bye-Laws, at a special general meeting convened upon the requisition of a shareholder in accordance with the Companies Acts, two or more Shareholders present in person or by proxy and having the right to attend and vote at the meeting and holding shares representing more than seventy five per cent. (75%) of the votes that may be cast by all Shareholders at the relevant time shall be a quorum. Notwithstanding the foregoing provisions of this Bye-law 52.1, if the Company shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum for any general meeting of the Company, howsoever convened.

52.2

If within 5 minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for a meeting a quorum is not present, the meeting, if convened on the requisition of Shareholders, shall be dissolved. If within 15 minutes after the time appointed for a meeting, no shareholders are present, the meeting shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine. The Company shall give not less than 5 days’ notice of any meeting adjourned through want of a quorum and such notice shall state the quorum requirement from the adjourned meeting under Bye-Law 52.1. If within 5 minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for any adjourned meeting a quorum is not present, the meeting may be further adjourned to such other day and such other time and place as the chairman of the meeting may determine, but otherwise the meeting shall be dissolved. A meeting may not be adjourned under this Bye-Law 52.2 to a day which is more than 90 days after the day originally appointed for the meeting.

52.3

If it appears to the chairman of a general meeting that the place of the meeting specified in the notice convening the meeting is inadequate to accommodate all persons entitled and wishing to attend, the meeting is duly constituted and its proceedings are valid if the chairman is satisfied that adequate facilities are available, whether at the place of the meeting or elsewhere, to ensure that each such person who is unable to be accommodated at the place of the meeting is able to communicate simultaneously and instantaneously with the persons present at the place of the meeting, whether by the use of microphones, loud-speakers, audio-visual or other communications equipment or facilities.

53.

A meeting of the Shareholders or of any class of Shareholders may be held by such electronic means as the Board may from time to time approve and which permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

54.	Each Director and the Resident Representative shall be entitled to attend and speak at any general meeting of the Company or of any class of Shareholders.

55.

The Board may make any security arrangements which it considers appropriate relating to the holding of a general meeting of the Company or of any class of Shareholders including, without limitation, arranging for any person attending a meeting to be searched and for items of personal property which may be taken into a meeting to be restricted, and any person who fails to comply with any such arrangements may be refused entry to the meeting.

56.1	Subject to the Companies Acts, a resolution may only be put to a vote at a general meeting of the Company or of any class of Shareholders if:

56.1.1	it is proposed by or at the direction of the Board; or

56.1.2	it is proposed at the direction of the Court; or

56.1.3	it is proposed on the requisition in writing of such number of Shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Companies Acts; or

56.1.4	the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

56.2

No amendment may be made to a resolution, at or before the time when it is put to a vote, unless the chairman of the meeting in his absolute discretion decides that the amendment or the amended resolution may properly be put to a vote at that meeting.

56.3

If the chairman of the meeting rules a resolution or an amendment to a resolution admissible or out of order (as the case may be), the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in his ruling. Any ruling by the chairman of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive.

57.

The chairman of the meeting may, with the consent of any meeting at which a quorum is present, adjourn the meeting from time to time (or sine die) and from place to place. In addition to any other power of adjournment conferred by law, the chairman of the meeting may at any time without the consent of the meeting adjourn the meeting (whether or not it has commenced or a quorum is present) to another time and/or place (or sine die) if, in his opinion, it would facilitate the conduct of the business of the meeting to do so or if he is so directed (prior to or at the meeting) by the Board. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the Board.

58.

When a meeting is adjourned for three months or more or sine die, not less than 10 clear days’ notice of the adjourned meeting shall be given in the same manner as in the case of the original meeting. Except as expressly provided by these Bye-Laws, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting from which the adjournment took place.

VOTING

59.

Except where a greater majority is required by the Companies Acts or these Bye-Laws, any question proposed for consideration at any general meeting of the Company or of any class of Shareholders, other than a resolution to determine the appointment of Directors, shall be decided by a simple majority of the votes cast by Shareholders entitled to vote at such meeting. The election of Directors at a general meeting shall be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. For these purposes, “plurality” of voting shall be determined in accordance with the General Corporation Law of the State of Delaware, and, by way of illustration only, if there are 12 candidates seeking election but only 11 Board seats available, the 11 Directors with the greatest number of votes shall be appointed to the Board seats available for election at the general meeting.

60.

At any general meeting, all resolutions put to the Shareholders will be decided on a poll vote, whether on a count of votes received in the form of electronic records or otherwise as determined by the chairman of the meeting from the responses to poll cards distributed to Shareholders eligible to vote at such general meeting, ahead of or during such meeting where such poll cards have been marked with the name and relevant number of votes cast by a Shareholder.

61.

At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted at the direction of the chairman of the meeting, who shall declare the result. The result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded.

62.	On a poll, votes may be cast either personally or by proxy.

63.	A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

64.	In the case of an equality of votes at a general meeting, the chairman of such meeting shall not be entitled to a second or casting vote and the resolution shall fail.

65.

In the case of joint holders of a share, the vote of the senior who tends a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

66.

Subject to Bye-Law 67, a Shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any court in Bermuda (or elsewhere having jurisdiction) for the protection or management of the affairs of persons incapable of managing their own affairs may vote, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote by proxy and may otherwise act and be treated as such Shareholder for the purpose of general meetings.

67.

Evidence to the satisfaction of the Board of the authority of any person claiming the right to vote under Bye-Law 66 shall be produced at the Registered Office (or at such other place as may be specified for the deposit of instruments of proxy) not later than the last time by which an instrument appointing a proxy must be deposited in order to be valid for use at the meeting or adjourned meeting or on the holding of the poll at or on which that person proposes to vote and, in default, the right to vote shall not be exercisable.

68.

No Shareholder shall, unless the Board otherwise determines, be entitled to vote at any general meeting of the Company or of any class of Shareholders in respect of any share held by him unless all calls or other sums presently payable by him in respect of that share have been paid.

69.

No objection may be raised to the qualification of any voter or to the counting of, or failure to count, any vote except at the meeting at which the vote objected to is tendered. Any objection so raised shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that it may have affected the decision of the meeting. The decision of the chairman on any such matter shall be final and conclusive. Except as otherwise decided by the chairman, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid.

PROXIES AND CORPORATE REPRESENTATIVES

70.1

A Shareholder may appoint one or more persons as his proxy, with or without the power of substitution, to represent him and vote on his behalf in respect of all or some only of his shares at any general meeting (including an adjourned meeting). A proxy need not be a Shareholder.

70.2

A Shareholder which is a corporation may appoint any person (or two or more persons in the alternative) as its representative to represent it and vote on its behalf at any general meeting (including an adjourned meeting) and such a corporate representative may exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder.

70.3

A Shareholder which is a corporation may appoint more than one such corporate representatives (with or without appointing any persons in the alternative) at any such meeting provided that such appointment specifies the number of shares in respect of which each such appointee is authorised to act as representative, not exceeding in aggregate the number of shares held by the appointor and carrying the right to attend and vote at the relevant meeting.

70.4	The appointment of a proxy or a corporate representative in relation to a particular meeting shall, unless the contrary is stated, be valid for any adjournment of the meeting.

71.

A Shareholder may appoint a standing proxy, with or without the power of substitution, or (if a corporation) a standing representative by delivery to the Registered Office (or at such other place as the

Board may from time to time specify for such purpose) of evidence of such appointment. The appointment of such a standing proxy or representative shall be valid for every general meeting and adjourned meeting until such time as it is revoked by notice to the Company, but:

71.1

the appointment of a standing proxy or representative may be made on an irrevocable basis in which case the Company may recognise the vote of the proxy or representative given in accordance with the terms of the appointment, to the exclusion of the vote of the Shareholder, until such time as the appointment ceases to be effective in accordance with its terms;

71.2

(subject to Bye-Law 71.1) the appointment of a standing proxy or representative shall be deemed to be suspended at any meeting or poll taken subsequently to any meeting at which the Shareholder is present or in respect of which the Shareholder has specifically appointed another proxy or representative; and

71.3

the Board may from time to time require such evidence as it deems necessary as to the due execution and continuing validity of the appointment of any standing proxy or representative and, if it does so, the appointment of the standing proxy or representative shall be deemed to be suspended until such time as the Board determines that it has received the required evidence or other evidence satisfactory to it.

72.1

A proxy may be appointed by an instrument in writing in any common form or in such other form as the Board may approve, such instrument being executed under the hand of the appointor or of his attorney or agent authorised by him in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. A proxy may also be appointed in such other manner as the Board may from time to time approve.

72.2

Any instrument or other form of communication appointing or evidencing the appointment of a proxy or a corporate representative (other than a standing proxy or representative), together with such evidence as to its due execution as the Board may from time to time require, shall be delivered to the Registered Office (or to such other place or places as may be specified in the notice convening the meeting or in any notice of an adjourned meeting or, in either case, in any other information sent to Shareholders by or on behalf of the Board in relation to the meeting or adjourned meeting) by such time or times as may be specified in the notice of meeting or adjourned meeting or in any such other information (which times may differ when more than one place is so specified) or, if no such time is specified, at any time prior to the holding of the relevant meeting or adjourned meeting at which the appointee proposes to vote, and if not so delivered (but subject to Bye-Law 76) the appointment shall not be treated as valid.

72.3

Subject to Bye-Law 76 and subject as mentioned in this Bye-Law, an instrument or other form of communication appointing or evidencing the appointment of a standing proxy or corporate representative shall not be treated as valid until 24 hours after the time at which it, together with such evidence as to its due execution as the Board may from time to time require, is delivered to the Registered Office (or to such other place or places as the Board may from time to time specify for the purpose).

72.4

If the terms of appointment of a proxy include a power of substitution, any proxy appointed by substitution under such power shall be deemed to be the proxy of the Shareholder who conferred such power. All the provisions of these Bye-Laws relating to the execution and delivery of an instrument or other form of communication appointing or evidencing the appointment of a proxy shall apply, mutatis mutandis, to the instrument or other form of communication effecting or evidencing such an appointment by substitution.

73.

The appointment of a proxy, whether a standing proxy or a proxy relating to a particular meeting, shall be deemed, unless the contrary is stated, to confer authority to vote on any amendment of a resolution and on any other resolution put to a meeting for which it is valid in such manner as the proxy thinks fit.

74.

A vote given by proxy, whether a standing proxy or a proxy relating to a particular meeting, shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the appointment of the proxy or of the authority under which it was executed, unless notice of such death, insanity or revocation was received by the Company at the Registered Office (or at any other place as may be specified for the delivery of instruments or other forms of communication appointing or evidencing the appointment of proxies in the notice convening the meeting or in any other information sent to Shareholders by or on behalf of the Board in relation to the meeting) at least one hour before the commencement of the meeting or adjourned meeting at which the vote is given or by such later time as the Board may decide, either generally or in any particular case.

75.

Notwithstanding the preceding provisions of these Bye-Laws, the Board may decide, either generally or in any particular case, to treat an instrument or other form of communication appointing or evidencing the appointment of a proxy or a corporate representative as properly delivered for the purposes of these Bye-Laws if a copy or facsimile image of the instrument is sent by electronic means to the Registered Office (or to such place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any other information sent by or on behalf of the Board in relation to the meeting or adjourned meeting).

76.

Subject to the Companies Acts, the Board may also at its discretion waive any of the provisions of these Bye-Laws relating to the execution and deposit of an instrument or other form of communication appointing or evidencing the appointment of a proxy or a corporate representative or any ancillary matter (including, without limitation, any requirement for the production or delivery of any instrument or other communication to any particular place or by any particular time or in any particular way) and, in any case in which it considers it appropriate, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend and vote on behalf of any Shareholder at any general meeting.

MERGERS, AMALGAMATIONS, DISCONTINUANCE AND SALES

77.1

Any merger or amalgamation of the Company with another company shall require the approval of (i) the Board by a resolution passed with the approval of a majority of those Directors then in office and eligible to vote on that resolution and (ii) a Resolution passed by a majority of votes cast, in addition to any other sanction required by the Companies Acts in respect of any variation of the rights of any class of Shareholders.

77.2

A discontinuance of the Company out of Bermuda under Section 132G of the Companies Act 1981 of Bermuda shall, for the purposes of that section, require the approval of (i) the Board by a resolution passed with the approval of a majority of those Directors then in office and eligible to vote on that resolution and (ii) a Resolution passed by a majority of votes cast.

APPOINTMENT AND REMOVAL OF DIRECTORS

78.1	The Board shall consist of eleven (11) Directors or such other number as determined by the Board from time to time, provided that at all times there shall be no fewer than three (3) Directors.

78.2

All Directors will be designated as either class I, class II or class III Directors. The Board shall from time to time by resolution determine the respective numbers of class I Directors, class II Directors and class III Directors. There is no distinction in the voting or other powers and authorities of Directors of different classes; the classifications are solely for the purposes of the retirement by rotation provisions set out in Bye-Laws 79.1 to 79.3 inclusive.

78.3

Upon the resignation or termination of office of any Director, if a new Director shall be appointed to the Board he will be designated to fill the vacancy arising and shall, for the purposes of these Bye-Laws, constitute a member of the class of Directors represented by the person that he replaces.

79.1

Each class I Director shall (unless his office is vacated in accordance with these Bye-Laws) serve initially until the conclusion of the first annual general meeting of the Company held after the Closing Date and subsequently shall (unless his office is vacated in accordance with these Bye-Laws) serve for three-year terms, each concluding at the third annual general meeting after the class I Directors together were last appointed or re-appointed.

79.2

Each class II Director shall (unless his office is vacated in accordance with these Bye-Laws) serve initially until the conclusion of the second annual general meeting of the Company held after the Closing Date and subsequently shall (unless his office is vacated in accordance with these Bye-Laws) serve for three-year terms, each concluding at the third annual general meeting after the class II Directors together were last appointed or re-appointed.

79.3

Each class III Director shall (unless his office is vacated in accordance with these Bye-Laws) serve initially until the conclusion of the third annual general meeting of the Company held after the Closing Date and subsequently shall (unless his office is vacated in accordance with these Bye-Laws) serve for three-year terms, each concluding at the third annual general meeting after the class III Directors were last appointed or re-appointed.

79.4

Any Director retiring at an annual general meeting will be eligible for re-appointment and will retain office until the close of the meeting at which he retires or (if earlier) until a resolution is passed at that meeting not to fill the vacancy or the resolution to re-appoint him is put to a vote at the meeting and is lost.

79.5

If the Company, at the meeting at which a Director (of any class) retires by rotation or otherwise, does not fill the vacancy, the retiring Director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the reappointment of the Director is put to the meeting and lost.

79.6

Any unfilled Board position, whether arising as a result of a failure to appoint a Director at a general meeting, removal of a Director, resignation of a Director, or an increase in the number of Directors as determined by the Board, shall constitute a Board vacancy and may be filled by the Board.

80.1	Subject to the Companies Acts and these Bye-laws, no person shall be appointed a Director unless such person is recommended by the Board. A Director need not be a Shareholder.

80.2

Except as otherwise required by the Companies Acts and these Bye-laws, the appointment of any person proposed as a Director shall be effected by a separate resolution voted on at a general meeting as provided in these Bye-Laws.

80.3

Save where at an annual general meeting a Shareholder requisitions a resolution for the appointment of a Director in accordance with the Companies Acts, or a special general meeting is requisitioned by a Shareholder in accordance with the Companies Act and these Bye-laws to consider the appointment of a Director, any Shareholder wishing to propose for election as a Director someone who is not an existing Director or who is not proposed by the Board must give notice of the intention to propose that person for election and the following provisions of this Bye-law 80.3 will apply to Shareholders other than those party to the Shareholders Agreement (whilst the Shareholders Agreement is in effect).

80.3.1

Where a Shareholder-proposed Director is to be elected at an annual general meeting, notice of such Shareholder proposal must be given in writing to the Registered Office not less than ninety (90) days nor more than one hundred and twenty (120) days before the anniversary of the last annual general meeting (which date shall, for the purposes of the first annual general meeting following the Closing Date be deemed to have occurred on 31st May 2021) prior to the giving of the notice or, in the event that the annual general meeting is called for a date that is not thirty (30) days before or after such anniversary, the notice must be given not later than ten (10) days following the earlier of the date on which notice of the annual general meeting was posted to Shareholders or the date on which public disclosure of the date of the annual general meeting was made.

80.3.2

Where a Shareholder-proposed Director is to be elected at a special general meeting, that notice must be given in writing not later than twenty one (21) days following the earlier of the date on which notice of the special general meeting was posted to Shareholders or the date on which public disclosure of the date of the special general meeting was made.

80.3.3	Any Shareholder-proposed Director shall only be eligible for appointment as a Director if:

(a)

he or she has, to the extent necessary or desirable, been approved by the competent regulatory authorities with responsibility for regulating the business activities of the Company and group of companies to which it belongs; and

(b)

the nominating Shareholder, at the time of submitting the notice in writing referenced in Bye-laws 80.3.1 and 80.3.2 above, also submits the Required Information concerning such proposed nominee, and updates and supplements such notice from time to time to the extent necessary so that the Required Information shall be true and correct (x) as of the record date for determining the Shareholders entitled to notice of the meeting and (y) as of the date that is fifteen (15) days prior to the meeting or any adjournment or postponement thereof, provided that if the record date for determining the Shareholders entitled to vote at the meeting is less than fifteen (15) days prior to the meeting or any adjournment or postponement thereof, the information shall be supplemented and updated as of such later date. The nominating Shareholder shall ensure that the Required Information and any such update and supplement shall be delivered in writing to the Secretary of the Company at the Registered Office not later than five (5) days after the record date for determining the Shareholders entitled to notice of the meeting (in the case of any update and supplement required to be made as of the record date for determining the Shareholders entitled to notice of the meeting), not later than ten (10) days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of fifteen (15) days prior to the meeting or adjournment or postponement thereof) and not later than five (5) days after the record date for determining the Shareholders entitled to vote at the meeting, but no later than the day prior to the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of a date less than fifteen (15) days prior to the date of the meeting or any adjournment or postponement thereof).

80.3.4

The Board, on behalf of the Company, may require any proposed Director nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Company and to determine the independence of such director under the Exchange Act and rules and regulations thereunder and, for such time as the Company’s shares are listed on an Appointed Stock Exchange, the applicable rules and regulations of such Appointed Stock Exchange.

80.4

All Directors, upon election or appointment (but not on re-appointment), must provide written acceptance of their appointment, in such form as the Board may think fit, by notice in writing to the Registered Office within 30 days of their appointment.

81.1	Subject to Bye-Law 79.5, the Directors shall be individuals appointed as follows:

81.1.1

the Company by Resolution at an annual general meeting may appoint any eligible person as a Director of the relevant class of director specified in Bye-laws 79.1 to 79.3 (inclusive) but not so as to exceed the maximum number of Directors permitted by these Bye-Laws;

81.1.2

for such time as the Principal Shareholders beneficially own, collectively, more than thirty per cent. (30%) of the issued and outstanding shares in the capital of the Company carrying the right to vote at general meetings, any newly-created directorships on the Board that results from an increase in the number of Directors and/or any vacancy occurring in the Board, may be filled either by the Board or by the Shareholders at a quorate general meeting;

81.1.3

for such time as the Principal Shareholders beneficially own, collectively, less than thirty per cent. (30%) of the issued and outstanding shares in the capital of the Company carrying the right to vote at general meetings, any newly-created directorships on the Board that results from an increase in the number of Directors and/or any vacancy occurring in the Board, may only be filled by resolution of the Board, or by the sole remaining Director (and not by the Shareholders in general meeting).

Any Director so appointed shall (unless he is removed from office or his office is vacated in accordance with these Bye-Laws) hold office until he is required to retire under Bye-Law 79. In the absence of any Directors remaining in office, the provisions of section 72 of the Companies Act shall apply

81.2

Subject to Bye-Law 78.3, the resolution appointing any Director must designate the Director as a class I, class II or class III Director, and shall hold office with Directors of the same class for the period prescribed in Bye-law 79. Directors of all classes have equal rights to receive notice of, attend and vote at a meeting of the Board.

82.	No Director may appoint an alternate Director and the provisions of sections 91(2)(A) and 91A of the Companies Acts shall not apply to the Company.

RESIGNATION AND DISQUALIFICATION OF DIRECTORS

83.1.	The office of a Director shall be vacated:

83.1.1

if he resigns his office, on the date on which notice of his resignation is delivered to the Registered Office or tendered at a meeting of the Board or on such later date as may be specified in such notice; or

83.1.2	on his being prohibited by law from being a Director; or

83.1.3	on his ceasing to be a Director by virtue of any provision of the Companies Acts.

83.2	The Company may in a quorate special general meeting called for that purpose remove a Director by majority vote of Shareholders present in person or by proxy, PROVIDED ALWAYS THAT

83.2.1	notice of any such meeting shall be served upon the Director concerned not less than 14 days before the meeting;

83.2.2	the affected Director shall be entitled to be heard at that meeting; and

83.2.3

for such period as the Principal Shareholders hold less than thirty per cent. (30%) of the issued and outstanding shares carrying the right to vote at general meetings of the Company, Directors may only be removed for “cause” (as determined by the Board, in their sole discretion from time to time) and only upon the affirmative vote of the holders of at least sixty six and two thirds (66 2/3) of the then issued and outstanding shares carrying the right to vote at general meetings at the relevant time.

83.3

Any vacancy created by the removal of a Director at a special general meeting may be filled at the meeting by the election of another Director in his place or, in the absence of any such election, by the Board.

DIRECTORS’ REMUNERATION AND EXPENSES

84.1

Each Director (other than a Director who is also an employee of a Group Company) shall be entitled to receive such fees for his services as a Director, if any, as the Board may from time to time determine. Directors who are also employees of a Group Company will not be paid any such fees by the Company in addition to their remuneration as an employee. Each Director shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company’s business or in the discharge of his duties as a Director, including (but without limitation) his reasonable travelling, hotel and incidental expenses in attending and returning from meetings of the Board or any committee of the Board or general meetings.

84.2

The Board may from time to time determine that, subject to the requirements of the Companies Acts, all or part of any fees or other remuneration payable to any non-employee Director or other Officer of the Company shall be provided in the form of shares or other securities of the Company or any subsidiary of the Company, or options or rights to acquire such shares or other securities, on such terms as the Board may decide.

DIRECTORS’ INTERESTS

85.

A Director may hold any other office or place of profit with the Company (except that of auditor) in addition to his office of Director for such period and upon such terms as the Board may determine and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, in addition to any remuneration or other amounts payable to a Director pursuant to any other Bye-Law.

86.1

A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

86.2

The Company and each Shareholder acknowledges that each of the Principal Shareholders and their Affiliates will likely have, from time to time, information that may be of interest to the Company (“Business Information”) regarding a wide variety of matters, and each irrevocably agrees that the Principal Shareholders, and their Affiliates, and/or any Director appointed by a Principal Shareholder, shall have no duty to disclose any Business Information to the Company or permit the Company to participate in any projects, business or investments based on any Business Information, or to otherwise take advantage of any opportunity that may be of interest to the Company if it were aware of such Business Information, and hereby waives, to the extent permitted by law, any claim based on the corporate opportunity doctrine or otherwise that could limit the Principal Shareholders’ or their Affiliates’ ability to pursue opportunities based on such Business Information or that would require the Principal Shareholders, and their Affiliates, and/or (to the maximum extent permitted by applicable law) any Director appointed by a Principal Shareholder to disclose any such Business Information to the Company or offer any opportunity relating thereto to the Company.

87.1

Subject to the Companies Acts and these Bye-laws, a Director notwithstanding his office (i) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested and (ii) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any company or other person promoted by the Company or in which the Company is interested. The Board may also cause the voting power conferred by the shares in any other company or other person held or owned by the Company to be exercised in such manner in all respects as the Board thinks fit, including the exercise of votes in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company or person or voting or providing for the payment of remuneration to any such Directors as the directors or officers of such other company or person.

87.2

A Director who is in any way, whether directly or indirectly, to his knowledge interested in a contract with the Company or any other Group Company shall declare the nature of his interest at the first opportunity at a meeting of the Board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested.

87.3

Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Directors by a Director or other Officer declaring that he is a director or officer of or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person shall be a sufficient declaration of interest in relation to any transaction or arrangement so made.

87.4

So long as, where it is necessary, he declares the nature of his interest in accordance with Bye-law 87.2, a Director shall not by reason of his office be accountable to the Company for any benefit which he derives from any office or employment to which these Bye-Laws allow him to be appointed or from any transaction or arrangement in which these Bye-Laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

POWERS OF THE BOARD

88.

Subject to the provisions of the Companies Acts and these Bye-Laws, the Board shall manage the business and affairs of the Company and may exercise all the powers of the Company. No alteration of these Bye-Laws shall invalidate any prior act of the Board which would have been valid if that alteration had not been made. The powers given by this Bye-Law shall not be limited by any special power given to the Board by these Bye-Laws and, except as otherwise expressly provided in these Bye-Laws, a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

89.

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other person.

90.

All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time determine.

91.

The Board may (subject to Bye-Law 85) exercise all the powers of the Company to grant or procure the grant or provision of benefits, including pensions, annuities or other allowances, to or for any person, including any Director or former Director, who has held any executive office or employment with, or whose services have directly or indirectly been of benefit to, the Company or any company which is or has been a subsidiary of the Company or otherwise associated with any of them or a predecessor in business of the Company or of any such other company, and to or for any relation or dependant of any such person, and to contribute to any fund and pay premiums for the purchase or provision of any such benefit, or for the insurance of any such person.

92.

The Board may from time to time appoint one or more of its body to hold any executive office with the Company for such period and on such terms as the Board may determine and may revoke or terminate any such appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Any person so appointed shall receive such remuneration, if any (whether by way of salary, commission, participation in profits or otherwise), as the Board may (subject to Bye-Law 83) determine.

DELEGATION OF THE BOARD’S POWERS

93.

The Board may by power of attorney or otherwise (including by a duly passed resolution) appoint any person, whether nominated directly or indirectly by the Board, to be the attorney or agent of the Company and may delegate to such person any of the Board’s powers, authorities and discretions (with power to sub-delegate) for such period and subject to such conditions as it may think fit. The Board may revoke or vary any such appointment or delegation, but no person dealing in good faith and without notice of such revocation or variation shall be affected by any such revocation or variation. Any such power of attorney or resolution or other document may contain such provisions for the protection and convenience of persons dealing with any such attorney or agent as the Board may think fit.

94.

The Board may entrust to and confer upon any Officer any of its powers, authorities and discretions (with power to sub-delegate) on such terms and conditions with such restrictions as it thinks fit and either collaterally with, or to the exclusion of, its own powers and may from time to time revoke or vary all or any of such powers, but no person dealing in good faith and without notice of such revocation or variation shall be affected by any revocation or variation.

95.1

The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether Directors or not) as it thinks fit. The Board may make any such delegation on such terms and conditions with such restrictions as it thinks fit and either collaterally with, or to the exclusion of, its own powers and may from time to time revoke or vary such delegation, but no person dealing in good faith and without notice of such revocation or variation shall be affected by any revocation or variation. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board. The power to delegate to a committee extends to all the powers, authorities and discretions of the Board generally (including, but without limitation, those conferred by Bye-Law 88) and shall not be limited by the fact that in certain provisions of these Bye-Laws, but not in others, express reference is made to a committee or to particular powers, authorities or discretions being exercised by the Board or by a committee of the Board.

95.2

The meetings and proceedings of any committee of the Board consisting of two or more members shall be governed by the provisions contained in these Bye-Laws for regulating the meetings and proceedings of the Board so far as they are capable of applying and are not superseded by any regulations imposed by the Board except that, unless otherwise determined by the Board, the quorum necessary for the transaction of business at any committee meeting shall be two members.

PROCEEDINGS OF THE BOARD

96.

The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Except where a greater majority is required by these Bye-Laws, questions arising at any meeting shall be determined by a majority of the votes cast. In the case of an equality of votes the motion shall be deemed to be lost and the chairman of the meeting shall not be entitled to a second or casting vote.

97.

A meeting of the Board may at any time be summoned by the Chairman or, if there is no Chairman, by the chief executive officer, if he is a Director. The Secretary shall also summon a meeting of the Board on the requisition of any two or more of the Directors for the time being in office.

98.

Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent to him by post, facsimile or other electronic means at his last known address or any other address given by him to the Company for this purpose. A Director may waive notice of any meeting either prospectively or retroactively or at the meeting in question.

99.1

The quorum necessary for the transaction of business at any meeting of the Board shall be two Directors or a majority of the Directors then in office, whichever is the higher number, but in determining the majority of the Directors then in office for the purpose of ascertaining a quorum for the transaction of any particular business at a meeting there shall be disregarded any Director who is not permitted to vote on that business.

99.2

A Director shall not vote (or be counted in the quorum at a meeting) in respect of any resolution concerning his own appointment (including fixing or varying its terms), or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment (including fixing or varying its terms), or the termination of the appointment, of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, those proposals may be divided and a separate resolution be put in relation to each Director and in that case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution unless it concerns his own appointment or the termination of his own appointment.

99.3

If any question arises at any meeting as to the entitlement of any Director (including the chairman of the meeting) to vote and the question is not resolved by his voluntarily agreeing to abstain from voting, the question shall be referred to the decision of a vote of the other Directors present at the meeting (for which purpose the interested Director shall be counted in the quorum but shall not vote on the matter) and their ruling in relation to the Director concerned shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned, so far as known to him, has not been fairly disclosed.

99.4

The Resident Representative shall, upon delivering written notice of an address for the purposes of receiving notice to the Registered Office, be entitled to receive notice of and to attend and be heard at and to receive minutes of all meetings of the Board.

99.6	The Company may by Resolution suspend or relax the provisions of this Bye-Law 99 to any extent or ratify any transaction not duly authorised by reason of a contravention of it.

100.

So long as at least two Directors remain in office, the continuing Directors may act notwithstanding any vacancy in the Board, but, if less than two Directors remain in office, the sole continuing Director may act only for the purposes of calling a general meeting for such purposes as he thinks fit and of nominating a person or persons for appointment to the Board.

101.

The chairman of the Board or, in his absence, any Director holding the office of president shall preside as chairman at every meeting of the Board. If there is no such chairman or president, or if at any meeting the chairman or the president is not present within 5 minutes after the time appointed for holding the meeting or is not willing to act as chairman, the Directors present may choose one of their number to be chairman of the meeting.

102.

A resolution in writing signed or approved by all the Directors shall be as valid and effectual as a resolution passed at a meeting of the Board duly called and constituted. Such a resolution may be contained in one document or in several documents in like form each signed or approved by one or more of the Directors.

103.

A meeting of the Board may be held by such electronic means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting. Such a meeting will be deemed to take place where the largest group of those participating in the meeting are physically present together or, if there is no such group, where the chairman of the meeting then is.

104.

All acts done in good faith by the Board or by any committee or by any person acting as a Director or member of a committee or any person authorised by the Board or any committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person so authorised.

OFFICERS

105.1

The Company may have such Officers in addition to the Directors and the Secretary, as the Board may from time to time determine. Without limiting the foregoing, such other Officers may include a chairman and deputy chairman or a president and one or more vice-presidents. A person appointed to any such other office need not be a Director and the same person may hold more than one office.

105.2

Any person elected or appointed pursuant to this Bye-Law 105 shall hold office for such period and on such terms as the Board may determine and the Board may revoke or vary any such election or appointment at any time by resolution of a majority of the Directors then in office. Any such revocation or variation shall be without prejudice to any claim for damages that such Officer may have against the Company or the Company may have against such Officer for any breach of any contract of service between him and the Company which may be involved in such revocation or variation. If any such office becomes vacant for any reason, the vacancy may be filled by the Board.

105.3

Except as provided in the Companies Acts or these Bye-Laws, the powers and duties of any Officer elected or appointed pursuant to this Bye-Law 105 shall be such as are determined from time to time by the Board.

MINUTES

106.1

The Board shall cause minutes to be made and books kept for the purpose of recording all the proceedings at meetings of the Board and of any committee of the Board and at general meetings of the Company and of any class of Shareholders of the Company.

106.2

The minutes of general meetings of the Company and of any class of Shareholders of the Company (but not minutes of meetings of the Board or any committee of it) shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon (or between such other times as the Board from time to time determines) on every working day.

SECRETARY AND RESIDENT REPRESENTATIVE

107.

The Secretary and, if required by the Companies Acts, the Resident Representative shall be appointed by the Board at such remuneration (if any) and on such terms as it may think fit and any Secretary and Resident Representative so appointed may be removed by the Board. The duties of the Secretary and those of the Resident Representative shall be those prescribed by the Companies Acts, together with such other duties as shall from time to time be prescribed by the Board.

108.

A provision of the Companies Acts or these Bye-Laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

THE SEAL

109.1

The Seal shall consist of a circular metal device with the name of the Company around its outer margin and the details of its registration across its centre. The Company may also have for use in any territory outside Bermuda one or more additional Seals, each of which shall be a duplicate of the Seal except, in the case of a Seal for use in sealing documents creating or evidencing securities issued by the Company, for the addition on its face of the word “Securities”.

109.2

The Board shall provide for the custody of every Seal. A Seal shall only be used by authority of the Board or of a committee of the Board. Subject to the Companies Acts and except as provided in Bye-Law 21, any instrument to which a Seal is affixed shall be signed by an Officer or by any person who has been authorised by the Board either generally or specifically to attest to the use of a Seal.

DIVIDENDS AND OTHER PAYMENTS

110.

Subject to the Companies Acts, the Board may from time to time declare dividends to be paid to the Shareholders, according to their respective rights and interests, and may fix the time for the payment of such dividends, whether in cash or satisfied by the issue of additional shares or other assets.

111.	Except insofar as the rights attaching to, or the terms of issue of, any shares otherwise provide:

111.1

all dividends shall be declared and paid (whether in cash or satisfied by the issue of additional shares or other assets) according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of a call may be treated for the purpose of this Bye-Law 111 as paid up on the share; and

111.2	dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

112.

The Board may deduct from any dividend or other moneys payable to a Shareholder (either alone or jointly with another) by the Company on or in respect of any shares all sums of money (if any) due from him (either alone or jointly with another) to the Company on account of calls or otherwise in respect of shares of the Company.

113.	No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company, unless the terms of issue of that share otherwise expressly provide.

114.1

Any dividend or other sum payable in cash to the holder of a share may be paid by cheque, warrant or other means approved by the Board and, in the case of a cheque or warrant, may be sent through the post addressed to the holder at his address in the Register (or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the share at his registered address as appearing in the Register) or addressed to such person at such address as the holder or joint holders may in writing direct.

114.2

Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of one or more of the holders and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

114.3

In addition, any dividend or other sum payable to the holder of a share may be paid by a bank or other funds transfer system or by such other means as may be approved by the Board and to or through such person as the holder or joint holders may direct in writing, and the Company shall have no responsibility for any sums lost or delayed in the course of any such transfer or when it has acted on any such direction.

114.4	Any one of two or more joint holders may give an effectual receipt for any dividend or other moneys payable or property distributable in respect of the shares held by such joint holders.

115.1

If (i) a payment for a dividend or other sum payable in respect of a share sent by the Company to the person entitled to it in accordance with these Bye-Laws is left uncashed or is returned to the Company and, after reasonable enquiries, the Company is unable to establish any new address or, with respect to a payment to be made by a funds transfer system, a new account, for that person or (ii) such a payment is left uncashed or returned to the Company on two consecutive occasions, the Company shall not be obliged to send any dividends or other sums payable in respect of that share to that person until he notifies the Company of an address or, where the payment is to be made by a funds transfer system, details of the account, to be used for the purpose.

115.2

Any dividend or other distribution in respect of a share which is unclaimed for a period of 6 years from the date on which it became payable shall be forfeited and shall revert to the Company. The payment by the Company of any unclaimed dividend or other distribution payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it.

116.

The Board may direct payment or satisfaction of any dividend or other distribution wholly or in part by the distribution of specific assets and, in particular, of fully or partly paid up shares or debentures of any other company; and, where any difficulty arises in regard to such dividend or distribution, the Board may settle it as it thinks expedient, and in particular may authorise any person to sell and transfer any fractions, or may ignore fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets, and may determine that cash payments shall be made to any Shareholders upon the footing of the values so fixed in order to secure equality of distribution, and may vest any such specific assets in trustees as may seem expedient to the Board.

RESERVES

117.

The Board may, before declaring any dividend or other distribution, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such manner as the Board may from time to time think fit. The Board may also without placing the same to reserves carry forward any sums which it may think it prudent not to distribute.

CAPITALISATION OF RESERVES

118.1

The Board may, at any time and from time to time, resolve that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account and accordingly that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled to it if distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up amounts for the time being unpaid on any shares in the Company held by such Shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted, distributed and credited as fully-paid amongst such Shareholders, or partly in one way and partly in the other; provided that, for the purpose of this Bye-Law, a share premium account may be applied only in paying up of unissued shares to be issued to such Shareholders credited as fully-paid.

118.2

Where any difficulty arises in regard to any distribution under this Bye-Law 118, the Board may settle the same as it thinks expedient and, in particular, may make such provision as it thinks fit in the case of securities becoming distributable in fractions (including provision for the whole or part of the benefit of fractional entitlements to accrue to the Company) and may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Shareholders in lieu of any fractional entitlements, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect to it, and such appointment shall be effective and binding upon the Shareholders.

119.1

Whenever the Board decides to make a capitalisation issue of shares under Bye-Law 118 it may, subject to the rights attached to any particular class of shares, also decide to offer any Shareholder the right to elect to forego his entitlement to receive additional shares under such capitalisation issue (or such part of his entitlement as the Board may determine) and to receive instead a payment in cash (a “cash option”) in accordance with the following provisions of this Bye-Law 119.

119.2

The amount payable under and all other terms of the cash option shall be decided by the Board, which may fix a limit on the extent to which an election for the cash option shall be effective (whether by reference to a part of any Shareholder’s total entitlement to additional shares or to the total number of additional shares in respect of which all such elections may be made on any occasion).

119.3	The Board shall give notice to the Shareholders of their rights of election in respect of the cash option and shall specify the procedure to be followed in order to make an election.

119.4

Payments to those Shareholders who elect to receive cash instead of their entitlement to further shares under such a capitalisation issue (“cash electors”) may be made either (i) out of profits or reserves of the Company available for the payment of dividends or (ii) out of the net proceeds of sale of the shares to which the cash electors would have been entitled under such capitalisation issue but for their election to receive cash, or partly in one way and partly in the other, as the Board determines. To the extent that the Board determines that payment is to be made as in (ii) above, the Board shall be entitled to sell the additional shares to which the cash electors would have been entitled, to appoint some person to transfer those shares to the purchaser (who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale). The net proceeds of sale shall be applied in or towards payment of the amounts due to cash electors in respect of their cash entitlement and, to the extent that they exceed that entitlement, may be retained by the Company for its benefit.

119.5

The Board may decide that Shareholders resident in territories where, in the opinion of the Board, compliance with local laws or regulations would be unduly onerous if those Shareholders were to receive additional shares, shall be deemed to have exercised rights of election to receive cash.

119.6

The Board may determine that any sums due in respect of a cash option to all or some of those Shareholders whose registered addresses are in a particular territory shall be paid in a currency or currencies other than US dollars and, if it does so, the Board may fix or otherwise determine the basis of conversion into the other currency or currencies and payment of that converted amount in that currency shall be in full satisfaction of the entitlement to such sum.

120.1

The Board may, subject to the rights attached to any particular class of shares, offer any Shareholder the right to elect to receive further shares, credited as fully paid, instead of cash in respect of all (or some part) of any dividend (a “scrip dividend”) in accordance with the following provisions of this Bye-Law 120.

120.2

The basis of allotment of the further shares shall be decided by the Board so that, as nearly as may be considered convenient, the value of the further shares, including any fractional entitlement, is equal to the amount of the cash dividend which would otherwise have been paid. For these purposes the value of the further shares shall be calculated in such manner as may be determined by the Board, but the value shall not in any event be less than the par value of a share.

120.3	The Board shall give notice to the Shareholders of their rights of election in respect of the scrip dividend and shall specify the procedure to be followed in order to make an election.

120.4

The dividend or that part of it in respect of which an election for the scrip dividend is made shall not be paid and instead further shares shall be allotted in accordance with elections duly made and the Board shall capitalise a sum equal to not less than the aggregate par value of, nor more than the aggregate “value” (as determined under Bye-Law 120.2) of, the shares to be allotted, as the Board may determine out of such sums available for the purpose as the Board may consider appropriate.

120.5

The Board may decide that the right to elect for any scrip dividend shall not be made available to Shareholders resident in any territory where, in the opinion of the Board, compliance by the Company with local laws or regulations would be unduly onerous.

120.6

The Board may do all acts and things considered necessary or expedient to give effect to the provisions of a scrip dividend election and the issue of any shares in accordance with the provisions of this Bye-Law 120, and may make such provisions as it thinks fit for the case of shares becoming distributable in fractions (including provisions under which, in whole or in part, the benefit of fractional entitlements accrues to the Company rather than to the Shareholders concerned).

120.7

The Board may from time to time establish or vary a procedure for election mandates, under which a holder of shares may, in respect of any future dividends for which a right of election pursuant to this Bye-Law 120 is offered, elect to receive further shares in lieu of such dividend on the terms of such mandate.

RECORD DATES

121.1

Notwithstanding any other provision of these Bye-Laws, the Company by Resolution or the Board may fix any date as the record date for any dividend, distribution, allotment or issue and for the purpose of identifying the persons entitled to receive notices of general meetings of the Company or of any class of Shareholders or other documents. Any such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made or such notice or other document is dispatched.

121.2

In relation to any general meeting of the Company or of any class of Shareholders or to any adjourned meeting of which notice is given, the Board may specify in the notice of meeting or adjourned meeting or in any document sent to Shareholders by or on behalf of the Board in relation to the meeting, a time and date (a “record date”) which is not more than 60 days before the date fixed for the meeting (the “meeting date”) and, notwithstanding any provisions in these Bye-Laws to the contrary, in any such case:

121.2.1

each person entered in the Register at the record date as a Shareholder, or a Shareholder of the relevant class, (a “record date holder”) shall be entitled to attend and to vote at the relevant meeting and to exercise all of the rights or privileges of a Shareholder, or a Shareholder of the relevant class, in relation to that meeting in respect of the shares, or the shares of the relevant class, registered in his name at the record date; and

121.2.2

accordingly, a holder of relevant shares at the meeting date who is not the record date holder shall not be entitled to attend or to vote at the relevant meeting, or to exercise any of the rights or privileges of a Shareholder, or a Shareholder of the relevant class, in respect of the relevant shares at that meeting.

ACCOUNTING RECORDS

122.	The Board shall cause accounting records of the Company to be kept in accordance with the requirements of the Companies Acts.

123.

The records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit; provided that, if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as are required by the Companies Acts to be so kept. The records of account shall at all times be open to inspection by the Directors and, to the extent prescribed by the Companies Acts, by the Resident Representative. No Shareholder (other than an Officer) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the Board or by Resolution.

124.

The Board shall procure that financial statements of the Company are prepared and audited in respect of each year or other period from time to time fixed by the Board and that those financial statements are made available to Shareholders and laid before the Company in general meeting in accordance with the requirements of the Companies Acts.

AUDITORS

125.

Auditors shall be appointed and their duties regulated in accordance with the Companies Acts, any other applicable law and such requirements not inconsistent with the Companies Acts as the Board may from time to time determine.

SERVICE OF NOTICES AND OTHER DOCUMENTS

126.1

Any notice or other document (except for share certificates, which may only be delivered under bye-laws 126.1.1, 126.1.2 or 126.1.3) may be sent to, served on or delivered to any Shareholder by the Company by any of the following means:-

126.1.1	personally;

126.1.2	by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to the Shareholder at his address as appearing in the Register;

126.1.3	by sending it by courier to or leaving it at the Shareholder’s address appearing in the Register;

126.1.4	by, where applicable, sending it by email or other electronic means, in each case to an address or number supplied by such Shareholder for the purposes of communication in such manner; or

126.1.5

by publication of an electronic record of it on a website and notification of such publication (which shall include the address of the website, the place on the website where the document may be found, and how the document may be accessed on the website) by any of the methods set out in paragraphs 126.1.1, 126.1.2, 126.1.3 or 126.1.4 of this Bye-Law, in accordance with the Companies Acts.

126.2	Any notice or other document shall be deemed to have been served on or delivered to any Shareholder by the Company:-

126.2.1	if sent by personal delivery, at the time of delivery;

126.2.2	if sent by post, 48 hours after it was put in the post;

126.2.3	if sent by courier, 24 hours after sending;

126.2.4	if sent by email or other electronic means, 12 hours after sending; or

126.2.5	if published as an electronic record on a website, at the time that the notification of such publication shall be deemed to have been delivered to such Shareholder,

and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed and stamped and put in the post, published on a website in accordance with the Companies Acts and the provisions of these Bye-Laws, or sent by courier, email or by other electronic means, as the case may be, in accordance with these Bye-laws.

Each Shareholder and each person becoming a Shareholder subsequent to the adoption of these Bye-laws, by virtue of its holding or its acquisition and holding of a share, as applicable, shall be deemed to have acknowledged and agreed that any notice or other document (excluding a share certificate) may be provided by the Company by way of accessing them on a website instead of being provided by other means.

127.

If at any time, by reason of the suspension or curtailment of postal services within Bermuda or any other territory, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national newspaper published in the territory concerned and such notice shall be deemed to have been duly served on each person entitled to receive it in that territory on the day, or on the first day, on which the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least five clear days before the meeting the posting of notices to addresses throughout that territory again becomes practicable.

128.

In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders.

129.

In the case of a person entitled by transmission to a share, any notice or other document shall be served on or delivered to him as if he were the holder of that share and his address noted in the Register were his registered address. In any other case, any notice or other document delivered, sent or given to a Shareholder in any manner permitted by these Bye-Laws shall, notwithstanding that the Shareholder is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Shareholder as sole or joint holder.

130.

A Shareholder shall not be entitled to receive any communication from the Company if two consecutive communications addressed to him, and properly served under these Bye-Laws, have been returned to the Company undelivered, but he shall again become entitled to receive communications following written notice from him to the Company of a new or corrected registered address. For the purposes of this Bye-Law, references to a communication include (without limitation) notices of general meetings and any cheque or other instrument of payment or attempted payment by a funds transfer system; but nothing in this Bye-Law shall entitle the Company to cease sending any cheques, warrants or orders or otherwise to cease making any payments for dividends or other monies payable in respect of shares, unless it is so entitled under Bye-Law 115.1.

DESTRUCTION OF DOCUMENTS

131.1	The Board may authorise or arrange the destruction of documents held by the Company as follows:

131.1.1

at any time after the expiration of six years from the date of registration, all instruments of transfer of shares and all other documents transferring or purporting to transfer shares or representing or purporting to represent the right to be registered as the holder of shares on the faith of which entries have been made in the Register;

131.1.2	at any time after the expiration of one year from the date of cancellation, all registered share certificates which have been cancelled;

131.1.3	at any time after the expiration of two years from the date of recording them, all dividend mandates and notifications of change of address;

131.1.4	at any time after the expiration of one year from the date of actual payment, all paid dividend warrants and cheques;

131.1.5	at any time after the expiration of one year from the general meeting at which it last could be used, any form of proxy.

131.2	It shall conclusively be presumed in favour of the Company that:

131.2.1	every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made;

131.2.2	every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

131.2.3	every share certificate so destroyed was a valid certificate duly and properly cancelled;

131.2.4	every other document mentioned in Bye-Law 131.1 above so destroyed was a valid and effective document in accordance with the particulars of it recorded in the books and records of the Company; and

131.2.5	every paid dividend warrant and cheque so destroyed was duly paid.

131.3

The provisions of Bye-Law 131.2 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant.

131.4

Nothing in this Bye-Law 131 shall be construed as imposing on the Company or the Board any liability in respect of the destruction of any document earlier than as stated in Bye-Law 129.1 above or in any other circumstances in which liability would not attach to the Company or the Board in the absence of this Bye-Law 131.

131.5	References in this Bye-Law 131 to the destruction of any document include references to its disposal in any manner.

WINDING UP

132.	If the Company is wound up, the liquidator may, with the sanction of a Resolution and any other sanction required by the Companies Acts:

132.1

divide among the Shareholders in cash or in kind the whole or any part of the assets of the Company (whether they consist of property of the same kind or not) and for such purposes set such value as he deems fair on any property to be so divided and determine how such division shall be carried out as between the Shareholders or different classes of Shareholders; and

132.2

vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, thinks fit, but so that no Shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

EXEMPTION AND INDEMNIFICATION OF OFFICERS

133.1

Subject always to Bye-Law 133.5, no Officer shall be liable for the acts, receipts, neglects or defaults of any other Officer nor, so long as he has acted honestly and in good faith with a view to the best interests of the Company, shall any Officer be liable in respect of any negligence, default or breach of duty on his own part in relation to the Company or any subsidiary of the Company, or for any loss or damage which may happen, in or arising out of the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office.

133.2

Subject always to Bye-Law 133.5, every Officer shall be indemnified out of the funds of the Company against all liabilities, losses, damages or expenses (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all legal and other costs and expenses properly payable) arising out of the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office (including but not limited to liabilities attaching to him and losses arising by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company or any subsidiary of the Company).

133.3

The Board shall have power to purchase and maintain insurances for the benefit of any persons who are or were at any time Officers or employees of the Company, or of any other company which is its holding company or of any other company which is a subsidiary of the Company or such holding company or in which the Company or such holding company has any direct or indirect interest, including (without limitation) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported performance of their duties or powers or offices in relation to the Company or such other company.

133.4

Each Shareholder and the Company irrevocably agrees to waive any claim or right of action he or it may at any time have, whether individually or by or in the right of the Company, against any Officer indemnified pursuant to this Bye-law 133 on account of any action taken by such Officer or the failure of such Officer to take any action in the performance of his duties with or for the Company PROVIDED HOWEVER that such waiver shall not apply to any claims or rights of action arising out of the fraud of such Officer or to recover any gain, personal profit or advantage to which such Officer is not legally entitled.

133.5

In this Bye-Law 133, (i) the term “Officer” includes, in addition to the persons specified in the definition of that term in Bye-Law 1, the Resident Representative, a member of a committee constituted under Bye-Law 95 and any person acting as an Officer or committee member in the reasonable belief that he has been so appointed or elected, notwithstanding any defect in such appointment or election, and (ii) where the context so admits, references to an Officer include the estate and personal representatives of a deceased Officer or any such other person.

133.6

The provisions for exemption from liability and indemnity contained in this Bye-Law shall have effect to the fullest extent permitted by law, but shall not extend to any matter which would render any of them void pursuant to the Companies Acts.

133.7

Expenses incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to these Bye-Laws shall be advanced to the Officer seeking indemnification by the Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified Officer to repay such amount if any allegation of fraud or dishonesty is proved against the Officer.

133.8

To the extent that any person is entitled to claim an indemnity pursuant to these Bye-Laws in respect of an amount paid or discharged by him, the relevant indemnity shall take effect as an obligation of the Company to reimburse the person making such payment (including advance payments of fees or other costs) or effecting such discharge.

BUSINESS COMBINATIONS

134.	BUSINESS COMBINATIONS

134.1	The following definitions shall apply with respect to the provisions of this Bye-Law 134:

134.1.1

“the Act” means the Securities Exchange Act of 1934 of the United States of America, as amended, and the rules and regulations thereunder (or any subsequent provisions replacing the Act, rules or regulations).

134.1.2	“Associate” used to indicate a relationship with any person, means

(a)

any corporation or organization (other than the Company or a majority owned subsidiary of the Company) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities,

(b)	any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves a trustee or in a similar fiduciary capacity, and

(c)	any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the Company or any of its parents or subsidiaries.

134.1.3	A person shall be a “beneficial owner” of any shares:

(a)	which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly;

(b)	which such person or any of its Affiliates or Associates has, directly or indirectly,

(A)

the right to acquire (whether such rights is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or

(B)	the right to vote pursuant of any agreement, arrangement or understanding; or

(C)

beneficially owned, directly or indirectly, by any other person with which such person or any of its affiliates or associates has any agreement, arrangement or understanding of the purpose of acquiring, holding, voting or disposing of any shares of capital stock.

For the purposes of determining whether a person is an Interested Shareholder pursuant to this Bye-Law 135, the number of Capital Shares deemed to be outstanding shall include shares deemed beneficially owned by such person through application of this paragraph, but shall not include any other Capital Shares that may be issuable pursuant to an agreement arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

134.1.4	Business Combination means:

(a)	any merger, consolidation or amalgamation of the Company or any Subsidiary (as hereinafter defined) with

(b)	any Interested Shareholder or

(c)	any other company (whether or not itself an Interested Shareholder) which is or after such merger, consolidation or amalgamation would be an affiliate or Associates of an Interested Shareholder; or

(d)

any sale, lease, exchange, mortgage, pledge, transfer or other disposition or security arrangement, investment, loan, advance, guarantee, agreement to purchase, agreement to pay, extension of credit, joint venture participation or other arrangement (in one transaction or a series of transactions) with or for the benefit of any Interested Shareholder or any affiliate or associate of any Interested Shareholder of assets of the Company, or of any Subsidiary, which assets have an aggregate market value equal to ten per cent. (10%) or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis, or the aggregate market value of all the issued and outstanding shares of the Company; or

(e)	the adoption of any plan or proposal for the liquidation or dissolution of the Company or for the discontinuation into another jurisdiction or for any amendment to these Bye-Laws; or

(f)

any reclassification of shares or other securities (including any reverse stock split), or recapitalization of the Company, or any merger, consolidation or amalgamation of the Company with any of its subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Shareholder) that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or any securities convertible into Capital Shares or into equity securities of any Subsidiary, that is beneficially owned by an Interested Shareholder or any Affiliate or Associate of any Interested Shareholder; or

(g)	any agreement, contract or other arrangement providing for any one or more of the actions specified in the foregoing paragraphs of this Bye-law 134, inclusive.

134.1.5	Capital Shares means all the authorised shares in the capital of the Company.

134.1.6	Common Shares means all the authorised common shares in the capital of the Company.

134.1.7

Control (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

134.1.8

Interested Shareholder means any person (other than the Company or any Subsidiary and other than any profit sharing, employee share ownership or other employee benefit plan of the Company or any Subsidiary or any trustee of a fiduciary with respect to any such plan when acting in such capacity) who

(a)

is or has announced or publicly disclosed a plan or intention to become the beneficial owner of Voting Shares representing ten per cent. (10%) or more of the vote entitled to be case by the holders of all then outstanding shares of Voting Shares, or

(b)

is an Affiliate or Associate of the Company and at any time within the three (3) year period immediately prior to the date in question was the beneficial owner of Voting Shares representing ten per cent. (10%) or more of the votes entitled to be case by the holders of all then outstanding shares of Voting Shares.

For the avoidance of any doubt, each of the Principal Shareholders and any direct or indirect transferee of any Principal Shareholder shall not be an Interested Shareholder for the purposes of this Bye-law 134.

134.1.9

person means any individual, firm, company or other entity and shall include any group comprised of any person and any other person with whom such person or any Affiliate or Associate of such person has any agreement, arrangement or understanding directly or indirectly, for the purpose of acquiring, holding, voting or disposing of Capital Shares.

134.1.10

Subsidiary means any company, wherever organised, of which a majority of any class of equity security is beneficially owned by the Company; provided, however, that for the purposes of the definition of Interested Shareholder set forth in this Bye-Law, the term “Subsidiary” shall mean only a company of which a majority of each class of equity security is beneficially owned by the Company.

134.1.11	Voting Shares shall mean all Capital Shares which by their terms may be voted on all matters submitted to Shareholders of the Company generally.

134.2

In addition to any affirmative vote required by law or these Bye-Laws, and except as otherwise expressly provided in this Bye-Law 134, the Company may not enter into a Business Combination with, or proposed by or on behalf of, any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder or any person who thereafter would be an Affiliate or Associate of such Interested Shareholder during the three year period following the point at which such Shareholder became an Interested Shareholder, unless:

134.2.1	prior to such time, the Board approved either the business combination or the transaction that resulted in the Shareholder becoming an Interested Shareholder; and

134.2.2

on consummation or the transaction that resulted in the Shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least eighty five per cent. (85%) of the issued and outstanding shares eligible to vote at a general meeting at the time the transaction commenced (excluding certain shares); or

134.2.3

the business combination has been approved by the Board and by the affirmative vote of not less than sixty-six and two-thirds per cent. (66 2/3%) of the votes entitled to be cast by the holders of all the then outstanding shares eligible to vote at a general meeting, voting together as a single class, excluding shares beneficially owned by any Interested Shareholder or any Affiliate or Associate of such Interested Shareholders. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage or separate class vote may be specified, by law or in any agreement with any national securities exchange or otherwise.

134.2.4

Notwithstanding any other provisions of these Bye-Laws (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law or these Bye-Laws), any proposal to amend, repeal or adopt any provision of these Bye-Laws inconsistent with this Bye-Law 134 which is proposed by or on behalf of an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder shall require the affirmative vote of the holders of not less than sixty-six and two-thirds per cent (66 2/3%) of the votes entitled to be cast by the holders of all the then outstanding Voting Shares, voting together as a single class, excluding Voting Shares beneficially owned by such Interested Shareholder.

ALTERATION OF BYE-LAWS

135.1

These Bye-Laws may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted by a resolution of the Board passed by a majority of the Directors then in office and eligible to vote on that resolution, but no such amendment, alteration, repeal, rescission, revocation or amendment shall be operative unless and until it is approved at a subsequent general meeting of the Company by a Resolution as hereinafter provided in this Bye-law 135.

135.2

For such time as the Principal Shareholders beneficially own, collectively, less than thirty per cent (30%) of the issued shares in the capital of the Company carrying the right to vote at general meetings of the Company, the required vote necessary to give effect to an amendment, alteration, repeal, or rescission of the Bye-laws shall require a resolution of the Board and the affirmative vote of the holders of not less than sixty-six and two-thirds per cent (66 2/3%) of the votes entitled to be cast by the holders of all the then outstanding Voting Shares, voting together as a single class, where such change relates to Bye-laws 78 to 82 (inclusive), 133 and/or 134.

135.3

In all other cases, the required vote necessary to give effect to an amendment, alteration, repeal, or rescission of the Bye-laws shall require a resolution of the Board and a simple majority vote of the Shareholders at a quorate general meeting.

Annex E

Final Form

PAYSAFE LIMITED

2021 OMNIBUS INCENTIVE PLAN

1. Purpose. The purpose of the Paysafe Limited 2021 Omnibus Incentive Plan is to provide a means through which the Company and the other members of the Company Group may attract and retain key personnel, and to provide a means whereby directors, officers, employees, consultants, and advisors of the Company and the other members of the Company Group can acquire and maintain an equity interest in the Company, or be paid incentive compensation, including incentive compensation measured by reference to the value of Common Shares, thereby strengthening their commitment to the welfare of the Company Group and aligning their interests with those of the Company’s shareholders.

2. Definitions. The following definitions shall be applicable throughout the Plan.

(a) “Absolute Share Limit” has the meaning given to such term in Section 5(b) of the Plan.

(b) “Adjustment Event” has the meaning given to such term in Section 10(a) of the Plan.

(c) “Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with the Company. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, appointing a majority of the board of directors, by contract, or otherwise.

(d) “Applicable Law” means each law, rule, regulation and requirement, applicable to the Company including, but not limited to, each applicable U.S. federal, state or local law, any rule or regulation of the applicable securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or quoted and each applicable law, rule or regulation of any other country or jurisdiction where Awards are granted under the Plan or Participants reside or provide services, as each such laws, rules and regulations shall be in effect from time to time.

(e) “Award” means, individually or collectively, any Incentive Share Option, Nonqualified Share Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Other Equity-Based Award, and Other Cash-Based Award granted under the Plan.

(f) “Award Agreement” means the document or documents by which each Award (other than an Other Cash-Based Award) is evidenced, which may be in written or electronic form.

(g) “Board” means the Board of Directors of the Company.

(h) “Cause” means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) “Cause”, as defined in any employment, severance, consulting or other similar agreement between the Participant and the Service Recipient in effect at the time of such Termination, or (ii) in the absence of any such employment, severance, consulting or other similar agreement (or the absence of any definition of “Cause” contained therein), the Participant’s (A) willful neglect in the performance of the Participant’s duties for the Service Recipient or willful or repeated failure or refusal to perform such duties; (B) engagement in conduct in connection with the Participant’s employment or service with the Service Recipient, which results in, or could reasonably be expected to result in, material harm to the business or reputation of the Service Recipient or any other member of the Company Group; (C) conviction of, or plea of guilty or no contest to (I) any felony or

(II) any other crime that results in, or could reasonably be expected to result in, material harm to the business or reputation of the Service Recipient or any other member of the Company Group; (D) material violation of the written policies of the Service Recipient, including, but not limited to, those relating to sexual harassment or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Service Recipient; (E) fraud or misappropriation, embezzlement, or misuse of funds or property belonging to the Service Recipient or any other member of the Company Group; or (F) act of personal dishonesty that involves personal profit in connection with the Participant’s employment or service to the Service Recipient; provided, in any case, that a Participant’s resignation after an event that would be grounds for a Termination for Cause will be treated as a Termination for Cause hereunder.

(i) “Change in Control” means:

(i) the acquisition (whether by purchase, merger, consolidation, combination, or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% (on a fully diluted basis) of either (A) the then-outstanding Common Shares, taking into account as outstanding for this purpose such Common Shares issuable upon the exercise of options or warrants, the conversion of convertible shares or debt and the exercise of any similar right to acquire such Common Shares; or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that for purposes of the Plan, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by (x) the Company or any Affiliate or (y) any Person or group of Persons, in each case, that includes Paysafe Group Holdings Limited and/or investment funds affiliated with The Blackstone Group Inc. or CVC Capital Partners SICAV-FIS S.A., unless otherwise determined by the Board; (II) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Affiliate; or (III) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of Persons including the Participant (or any entity controlled by the Participant or any group of Persons including the Participant);

(ii) during any period of 12 months, individuals who, at the beginning of such period, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided, that any Person becoming a director subsequent to the Effective Date, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such Person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall be deemed to be an Incumbent Director; or

(iii) the sale, transfer, or other disposition of all or substantially all of the assets of the Company Group (taken as a whole) to any Person that is not an Affiliate of the Company.

(j) “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations, or guidance.

(k) “Committee” means the Compensation Committee of the Board or any properly delegated subcommittee thereof or, if no such Compensation Committee or subcommittee thereof exists, the Board.

(l) “Common Share” means the common shares of the Company, par value $0.001 per share (and any shares or other securities into which such Common Shares may be converted or into which it may be exchanged).

(m) “Company” means Paysafe Limited, a limited company incorporated as an exempt company under the laws of Bermuda, and any successor thereto.

(n) “Company Group” means, collectively, the Company and its Subsidiaries.

(o) “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(p) “Designated Foreign Subsidiaries” means all members of the Company Group that are organized under the laws of any jurisdiction other than the United States of America that may be designated by the Board or the Committee from time to time.

(q) “Detrimental Activity” means any of the following: (i) unauthorized disclosure or use of any confidential or proprietary information of any member of the Company Group; (ii) any activity that would be grounds to terminate the Participant’s employment or service with the Service Recipient for Cause; (iii) a breach by the Participant of any restrictive covenant by which such Participant is bound, including, without limitation, any covenant not to compete or not to solicit, in any agreement with any member of the Company Group, or (iv) fraud or conduct contributing to any financial restatements or irregularities, in each case, as determined by the Committee in its sole discretion.

(r) “Disability” means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) “Disability”, as defined in any employment, severance, consulting or other similar agreement between the Participant and the Service Recipient in effect at the time of such Termination; or (ii) in the absence of any such employment, severance, consulting or other similar agreement (or the absence of any definition of “Disability” contained therein), a condition entitling the Participant to receive benefits under a long-term disability plan of the Service Recipient or other member of the Company Group in which such Participant is eligible to participate, or, in the absence of such a plan, the complete and permanent inability of the Participant by reason of illness or accident to perform the duties of the position at which the Participant was employed or served when such disability commenced. Any determination of whether Disability exists in the absence of a long-term disability plan shall be made by the Company (or its designee) in its sole and absolute discretion.

(s) “Effective Date” means [●].1

(t) “Eligible Person” means any: (i) individual employed by any member of the Company Group; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of any member of the Company Group; or (iii) consultant or advisor to any member of the Company Group who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act, who, in the case of each of clauses (i) through (iii) above, has entered into an Award Agreement or who has received written notification from the Committee or its designee that they have been selected to participate in the Plan.

(u) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.

(v) “Exercise Price” has the meaning given to such term in Section 6(b) of the Plan.

(w) “Fair Market Value” means, on a given date: (i) if the Common Shares are listed on a national securities exchange, the closing sales price of the Common Shares reported on the primary exchange on which the Common Shares are listed and traded on such date, or, if there are no such sales on that date, then on the last

[1]	Note to Draft: To be the Closing Date (as defined in the Agreement and Plan of Merger by and among the Company, Foley Trasimene Acquisition Corp. II and the other parties thereto).

preceding date on which such sales were reported; (ii) if the Common Shares are not listed on any national securities exchange but is quoted in an inter-dealer quotation system on a last-sale basis, the average between the closing bid price and ask price reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) if the Common Shares are not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last-sale basis, the amount determined by the Committee in good faith to be the fair market value of the Common Shares; provided, however, as to any Awards granted on or with a Date of Grant of the Effective Date, “Fair Market Value” shall be equal to the closing sales price on the New York Stock Exchange of a share of common stock of Foley Trasimene Acquisition Corp. II on the last preceding date on which sales were reported prior to the Effective Date.

(x) “GAAP” has the meaning given to such term in Section 6(d) of the Plan.

(y) “Immediate Family Members” has the meaning given to such term in Section 12(b) of the Plan.

(z) “Incentive Share Option” means an Option which is designated by the Committee as an incentive share option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(aa) “Indemnifiable Person” has the meaning given to such term in Section 4(e) of the Plan.

(bb) “Non-Employee Director” means a member of the Board who is not an employee of any member of the Company Group.

(cc) “Nonqualified Share Option” means an Option which is not designated by the Committee as an Incentive Share Option.

(dd) “Option” means an Award granted under Section 6 of the Plan.

(ee) “Option Period” has the meaning given to such term in Section 6(c) of the Plan.

(ff) “Other Cash-Based Award” means an Award that is granted under Section 9 of the Plan that is denominated and/or payable in cash.

(gg) “Other Equity-Based Award” means an Award that is not an Option, Share Appreciation Right, Restricted Share, or Restricted Share Unit that is granted under Section 9 of the Plan and is (i) payable by delivery of Common Shares and/or (ii) measured by reference to the value of a Common Share.

(hh) “Participant” means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to the Plan.

(ii) “Performance Conditions” means specific levels of performance of the Company (and/or one or more members of the Company Group, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing), which may be determined in accordance with GAAP or on a non-GAAP basis on, without limitation, the following measures: (i) net earnings, net income (before or after taxes), adjusted net income after capital charges or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) operating income or net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, or cash flow return on capital), which may be, but are not required to be, measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation, and/or amortization (including EBIT and EBITDA) or earnings before interest, taxes, depreciation, amortization and restructuring costs (EBITDAR); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total shareholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer/client satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) enterprise value; (xviii) sales; (xix) shareholder return; (xx) customer/client retention; (xxi) competitive market metrics; (xxii) employee satisfaction, employment practices and employee benefits or employee retention; (xxiii) supervision of litigation and information technology; (xxiv) objective measures of personal targets, goals, or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations, divestitures of subsidiaries and/or other affiliates or joint ventures, other monetization or liquidity events relating to subsidiaries, or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets); (xxv) comparisons of continuing operations to other operations; (xxvi) market share; (xxvii) cost of capital, debt leverage, year-end cash position, book value, book value per share, tangible book value, tangible book value per share, cash book value or cash book value per share; (xxviii) strategic objectives; or (xxix) any combination of the foregoing. Any one or more of the aforementioned performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure the performance of one or more members of the Company Group as a whole or any divisions or operational and/or business units, product lines, brands, business segments, or administrative departments of the Company and/or one or more members of the Company Group or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices.

(jj) “Permitted Transferee” has the meaning given to such term in Section 12(b) of the Plan.

(kk) “Person” means any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

(ll) “Plan” means this Paysafe Limited 2021 Omnibus Incentive Plan, as it may be amended and/or restated from time to time.

(mm) “Qualifying Director” means a Person who is, with respect to actions intended to obtain an exemption from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act, a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

(nn) “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions, including vesting conditions.

(oo) “Restricted Share” means Common Shares, subject to certain specified restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 8 of the Plan.

(pp) “Restricted Share Unit” means an unfunded and unsecured promise to deliver Common Shares, cash, other securities, or other property, subject to certain restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 8 of the Plan.

(qq) “SAR Period” has the meaning given to such term in Section 7(c) of the Plan.

(rr) “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.

(ss) “Service Recipient” means, with respect to a Participant holding a given Award, the member of the Company Group by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

(tt) “Share Appreciation Right” or “SAR” means an Award granted under Section 7 of the Plan.

(uu) “Strike Price” has the meaning given to such term in Section 7(b) of the Plan.

(vv) “Sub-Plans” means any sub-plan to the Plan that has been adopted by the Board or the Committee for the purpose of permitting or facilitating the offering of Awards to employees of certain Designated Foreign Subsidiaries or otherwise outside the jurisdiction of the United States of America, with each such Sub-Plan designed to comply with Applicable Law in such foreign jurisdictions. Although any Sub-Plan may be designated a separate and independent plan from the Plan in order to comply with Applicable Law, the Absolute Share Limit and the other limits specified in Section 5(b) of the Plan shall apply in the aggregate to the Plan and any Sub-Plan adopted hereunder.

(ww) “Subsidiary” means, with respect to any specified Person:

(i) any corporation, association, or other business entity of which more than 50% of the total voting power of shares of such entity’s voting securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or shareholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii) any partnership (or any comparable foreign entity) (A) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (B) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(xx) “Substitute Awards” has the meaning given to such term in Section 5(e) of the Plan.

(yy) “Termination” means the termination of a Participant’s employment or service, as applicable, with the Service Recipient for any reason (including death or Disability).

3. Effective Date; Duration. The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4. Administration.

(a) General. The Committee shall administer the Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time such member takes any action with respect to an Award under the Plan that is intended to qualify for the exemptions provided by Rule 16b-3 promulgated under the Exchange Act, be a Qualifying Director. However, the fact that a Committee member shall fail to qualify as a Qualifying Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

(b) Committee Authority. Subject to the provisions of the Plan and Applicable Law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a

Participant; (iii) determine the number of Common Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award, including any Performance Conditions; (v) determine whether, to what extent, and under what circumstances Awards may be settled in, or exercised for, cash, Common Shares, other securities, other Awards, or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Common Shares, other securities, other Awards, or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) adopt Sub-Plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) Delegation. Except to the extent prohibited by Applicable Law, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any Person or Persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one or more officers of any member of the Company Group the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election which is the responsibility of, or which is allocated to, the Committee herein, and which may be so delegated in accordance with Applicable Law, except for grants of Awards to Non-Employee Directors. Notwithstanding the foregoing in this Section 4(c), it is intended that any action under the Plan intended to qualify for an exemption provided by Rule 16b-3 promulgated under the Exchange Act related to Persons who are subject to Section 16 of the Exchange Act will be taken only by the Board or by a committee or subcommittee of two or more Qualifying Directors. However, the fact that any member of such committee or subcommittee shall fail to qualify as a Qualifying Director shall not invalidate any action that is otherwise valid under the Plan.

(d) Finality of Decisions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan, any Award or any Award Agreement shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive, and binding upon all Persons, including, without limitation, any member of the Company Group, any Participant, any holder or beneficiary of any Award, and any shareholder of the Company.

(e) Indemnification. No member of the Board, the Committee, or any employee or agent of any member of the Company Group (each such Person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud, dishonesty, or a willful criminal act or omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company to the maximum extent permitted by Applicable Law against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit, or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken or determination made with respect to the Plan or any Award hereunder and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit, or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined, as provided below, that the Indemnifiable Person is not entitled to be indemnified); provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit, or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts, omissions, or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s fraud, dishonesty, or willful criminal act or omission or that such right of indemnification is otherwise prohibited by Applicable Law or by the organizational documents of any member of the Company Group. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under (i) the organizational documents of any member of the Company Group, (ii) pursuant to Applicable Law, (iii) an individual indemnification agreement or contract, or otherwise, or (iv) any other power that the Company may have to indemnify such Indemnifiable Persons or hold such Indemnifiable Persons harmless.

(f) Board Authority. Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. Any such actions by the Board shall be subject to Applicable Law. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5. Grant of Awards; Shares Subject to the Plan; Limitations.

(a) Grants. The Committee may, from time to time, grant Awards to one or more Eligible Persons. All Awards granted under the Plan shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee, including, without limitation, attainment of Performance Conditions.

(b) Share Reserve and Limits. Awards granted under the Plan shall be subject to the following limitations: (i) subject to Section 10 of the Plan, no more than [●]2 Common Shares (the “Absolute Share Limit”) shall be available for Awards under the Plan; provided, however, that the Absolute Share Limit shall be automatically increased on the first day of each fiscal year following the fiscal year in which the Effective Date falls in an amount equal to the least of (x) [●]3 Common Shares, (y) 7.5% of the total number of Common Shares outstanding on the last day of the immediately preceding fiscal year, and (z) a lower number of Common Shares as determined by the Board; and (ii) subject to Section 10 of the Plan, no more than the number of Common Shares equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of Incentive Share Options granted under the Plan.

(c) Share Counting. Other than with respect to Substitute Awards, to the extent that an Award expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without issuance to the Participant of the full number of Common Shares to which the Award related, the unissued Common Shares will again be available for grant under the Plan. Common Shares withheld in payment of the Exercise Price, or taxes relating to an Award, and shares equal to the number of shares surrendered in payment of any Exercise Price, or taxes relating to an Award, shall be deemed to constitute shares not issued to the Participant and shall be deemed to again be available for Awards under the Plan; provided, however, that such shares shall not become available for issuance hereunder if either: (i) the applicable shares are withheld or surrendered following the termination of the Plan; or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of the Plan subject to shareholder approval under any then-applicable rules of the national securities exchange on which the Common Shares are listed.

(d) Source of Shares. Common Shares issued by the Company in settlement of Awards may be authorized and unissued shares, Common Shares held in the treasury of the Company, Common Shares purchased on the open market or by private purchase, or a combination of the foregoing.

[2]

To be equal to 15% of the fully diluted Common Shares as of the Effective Time (as defined in the Agreement and Plan of Merger by and among the Company, Foley Trasimene Acquisition Corp. II and the other parties thereto).

[3]	To be equal to 7.5% of the fully diluted Common Shares as of the Effective Time.

(e) Substitute Awards. Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding Awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines (“Substitute Awards”). Substitute Awards shall not be counted against the Absolute Share Limit; provided, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding Options intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code shall be counted against the aggregate number of Common Shares available for Awards of Incentive Share Options under the Plan. Subject to applicable stock exchange requirements, available Common Shares under a shareholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for Awards under the Plan and shall not reduce the number of Common Shares available for issuance under the Plan.

6. Options.

(a) General. Each Option granted under the Plan shall be evidenced by an Award Agreement, which agreement need not be the same for each Participant. Each Option so granted shall be subject to the conditions set forth in this Section 6, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options granted under the Plan shall be Nonqualified Share Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Share Option. Incentive Share Options shall be granted only to Eligible Persons who are employees of a member of the Company Group, and no Incentive Share Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Share Option under the Code. No Option shall be treated as an Incentive Share Option unless the Plan has been approved by the shareholders of the Company in a manner intended to comply with the shareholder approval requirements of Section 422(b)(1) of the Code; provided, that any Option intended to be an Incentive Share Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Share Option unless and until such approval is obtained. In the case of an Incentive Share Option, the terms and conditions of such grant shall be subject to, and comply with, such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Share Option (or any portion thereof) shall not qualify as an Incentive Share Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Share Option appropriately granted under the Plan.

(b) Exercise Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the exercise price (“Exercise Price”) per Common Share for each Option shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant); provided, however, that in the case of an Incentive Share Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than 10% of the voting power of all classes of shares of any member of the Company Group, the Exercise Price per share shall be no less than 110% of the Fair Market Value per share on the Date of Grant.

(c) Vesting and Expiration; Termination.

(i) Options shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such vesting dates or events, the Committee may in its sole discretion accelerate the vesting of any Options at any time and for any reason. Options shall expire upon a date determined by the Committee, not to exceed ten years from the Date of Grant (the “Option Period”); provided, that if the Option Period (other than in the case of an Incentive Share Option) would expire at a time when trading in the Common Shares is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), then the Option Period shall be automatically extended until the 30th day following the expiration of such prohibition. Notwithstanding the foregoing, in no event shall the Option Period exceed five years from the Date of Grant in the case of an Incentive Share Option granted to a Participant who on the Date of Grant owns shares representing more than 10% of the voting power of all classes of shares of any member of the Company Group.

(ii) Unless otherwise determined by the Committee, whether in an Award Agreement or otherwise, in the event of: (A) a Participant’s Termination by the Service Recipient for Cause, all outstanding Options granted to such Participant shall immediately terminate and expire; (B) a Participant’s Termination due to death or Disability, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for one year thereafter (but in no event beyond the expiration of the Option Period); and (C) a Participant’s Termination for any other reason, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for 90 days thereafter (but in no event beyond the expiration of the Option Period).

(d) Method of Exercise and Form of Payment. No Common Shares shall be issued pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any Federal, state, local, and non-U.S. income, employment, and any other applicable taxes that are statutorily required to be withheld in accordance with Section 12(d) of the Plan. Options which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company (or telephonic instructions to the extent provided by the Committee) in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable: (i) in cash, check, cash equivalent, and/or Common Shares valued at the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of Common Shares in lieu of actual issuance of such shares to the Company); provided, that such Common Shares are not subject to any pledge or other security interest and have been held by the Participant for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles (“GAAP”)); or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation (A) in other property having a fair market value on the date of exercise equal to the Exercise Price; (B) if there is a public market for the Common Shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the Common Shares otherwise issuable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price; or (C) a “net exercise” procedure effected by withholding the minimum number of Common Shares otherwise issuable in respect of an Option that are needed to pay the Exercise Price and any Federal, state, local, and non-U.S. income, employment, and any other applicable taxes that are statutorily required to be withheld in accordance with Section 12(d) of the Plan. Any fractional Common Shares shall be settled in cash.

(e) Notification upon Disqualifying Disposition of an Incentive Share Option. Each Participant awarded an Incentive Share Option under the Plan shall notify the Company in writing immediately after the date the Participant makes a disqualifying disposition of any Common Shares acquired pursuant to the exercise of such Incentive Share Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Shares before the later of (i) the date that is two years after the Date of Grant of the Incentive Share Option, or (ii) the date that is one year after the date of exercise of the Incentive Share Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any Common Share acquired pursuant to the exercise of an Incentive Share Option until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Common Shares.

(f) Compliance With Applicable Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner which the Committee determines would violate the Sarbanes-Oxley Act of 2002, as it may be amended from time to time, or any other Applicable Law.

7. Share Appreciation Rights.

(a) General. Each SAR granted under the Plan shall be evidenced by an Award Agreement. Each SAR so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) Strike Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the strike price (“Strike Price”) per Common Share for each SAR shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant). Notwithstanding the foregoing, a SAR granted in tandem with (or in substitution for) an Option previously granted shall have a Strike Price equal to the Exercise Price of the corresponding Option.

(c) Vesting and Expiration; Termination.

(i) A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such vesting dates or events, the Committee may, in its sole discretion, accelerate the vesting of any SAR at any time and for any reason. SARs shall expire upon a date determined by the Committee, not to exceed ten years from the Date of Grant (the “SAR Period”); provided, that if the SAR Period would expire at a time when trading in the Common Shares is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), then the SAR Period shall be automatically extended until the 30th day following the expiration of such prohibition.

(ii) Unless otherwise determined by the Committee, whether in an Award Agreement or otherwise, in the event of: (A) a Participant’s Termination by the Service Recipient for Cause, all outstanding SARs granted to such Participant shall immediately terminate and expire; (B) a Participant’s Termination due to death or Disability, each outstanding unvested SAR granted to such Participant shall immediately terminate and expire, and each outstanding vested SAR shall remain exercisable for one year thereafter (but in no event beyond the expiration of the SAR Period); and (C) a Participant’s Termination for any other reason, each outstanding unvested SAR granted to such Participant shall immediately terminate and expire, and each outstanding vested SAR shall remain exercisable for 90 days thereafter (but in no event beyond the expiration of the SAR Period).

(d) Method of Exercise. SARs which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded.

(e) Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that is being exercised multiplied by the excess of the Fair Market Value of one Common Share on the exercise date over the Strike Price, less an amount equal to any Federal, state, local, and non-U.S. income, employment, and any other applicable taxes that are statutorily required to be withheld in accordance with Section 12(d) of the Plan. The Company shall pay such amount in cash, in Common Shares valued at Fair Market Value, or any combination thereof, as determined by the Committee. Any fractional Common Shares shall be settled in cash.

8. Restricted Share and Restricted Share Units.

(a) General. Each grant of Restricted Share and Restricted Share Units shall be evidenced by an Award Agreement. Each Restricted Share and Restricted Share Unit so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b) Share Certificates and Book-Entry Notation; Escrow or Similar Arrangement. Upon the grant of Restricted Share, the Committee shall, at its discretion, cause a share certificate registered in the name of the

Participant to be issued or shall cause Common Share(s) to be registered in the name of the Participant and held in book-entry form subject to the Company’s directions and, if the Committee determines that the Restricted Share shall be held by the Company or in escrow rather than issued to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate share power (endorsed in blank) with respect to the Restricted Share covered by such agreement. If a Participant shall fail to execute and deliver (in a manner permitted under Section 12(a) of the Plan or as otherwise determined by the Committee) an agreement evidencing an Award of Restricted Share and, if applicable, an escrow agreement and blank share power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 8, Section 12(b) of the Plan, and the applicable Award Agreement, a Participant generally shall have the rights and privileges of a shareholder as to Restricted Shares, including, without limitation, the right to vote such Restricted Shares. To the extent Restricted Shares are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company without undue delay, and all rights of the Participant to such shares and as a shareholder with respect thereto shall terminate automatically without further obligation on the part of the Company. A Participant shall have no rights or privileges as a shareholder as to Restricted Share Units.

(c) Vesting; Termination.

(i) Restricted Share and Restricted Share Units shall vest, and any applicable Restricted Period shall lapse, in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such dates or events, the Committee may, in its sole discretion, accelerate the vesting of any Restricted Share or Restricted Share Unit or the lapsing of any applicable Restricted Period at any time and for any reason.

(ii) Unless otherwise determined by the Committee, whether in an Award Agreement or otherwise, in the event of a Participant’s Termination for any reason prior to the time that such Participant’s Restricted Shares or Restricted Share Units, as applicable, have vested, (A) all vesting with respect to such Participant’s Restricted Shares or Restricted Share Units, as applicable, shall cease and (B) unvested shares of Restricted Share and unvested Restricted Share Units, as applicable, shall be forfeited to the Company by the Participant for no consideration as of the date of such Termination.

(d) Issuance of Restricted Share and Settlement of Restricted Share Units.

(i) Upon the expiration of the Restricted Period with respect to any Restricted Shares, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration the Company shall issue to the Participant or the Participant’s beneficiary, without charge, the share certificate (or, if applicable, a notice evidencing a book-entry notation) evidencing the Restricted Shares which have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share).

(ii) Unless otherwise determined by the Committee in an Award Agreement or otherwise, upon the expiration of the Restricted Period with respect to any outstanding Restricted Share Units, the Company shall issue to the Participant or the Participant’s beneficiary, without charge, one Common Share (or other securities or other property, as applicable) for each such outstanding Restricted Share Unit; provided, however, that the Committee may, in its sole discretion, elect to (A) pay cash or part cash and part Common Shares in lieu of issuing only Common Shares in respect of such Restricted Share Units or (B) defer the issuance of Common Shares (or cash or part cash and part Common Shares, as the case may be) beyond the expiration of the Restricted Period if such extension would not cause adverse tax consequences under Section 409A of the Code. If a cash payment is made in lieu of issuing Common Shares in respect of such Restricted Share Units, the amount of such payment shall be equal to the Fair Market Value per Common Share as of the date on which the Restricted Period lapsed with respect to such Restricted Share Units.

(e) Legends on Restricted Share. Each certificate, if any, or book entry representing Restricted Shares awarded under the Plan, if any, shall bear a legend or book-entry notation substantially in the form of the following, in addition to any other information the Company deems appropriate, until the lapse of all restrictions with respect to such Common Shares:

TRANSFER OF THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY IS RESTRICTED PURSUANT TO THE TERMS OF THE PAYSAFE LIMITED 2021 OMNIBUS INCENTIVE PLAN AND A RESTRICTED SHARE AWARD AGREEMENT BETWEEN PAYSAFE LIMITED AND THE PARTICIPANT. A COPY OF SUCH PLAN AND AWARD AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF PAYSAFE LIMITED.

9. Other Equity-Based Awards and Other Cash-Based Awards. The Committee may grant Other Equity-Based Awards and Other Cash-Based Awards under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts and dependent on such conditions as the Committee shall from time to time in its sole discretion determine including, without limitation, those set forth in Section 5(a) of the Plan. Each Other Equity-Based Award granted under the Plan shall be evidenced by an Award Agreement and each Other Cash-Based Award granted under the Plan shall be evidenced in such form as the Committee may determine from time to time. Each Other Equity-Based Award or Other Cash-Based Award, as applicable, so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement or other form evidencing such Award, including, without limitation, those set forth in Section 12(c) of the Plan.

10. Changes in Capital Structure and Similar Events. Notwithstanding any other provision in this Plan to the contrary, the following provisions shall apply to all Awards granted hereunder (other than Other Cash-Based Awards):

(a) General. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, Common Shares, other securities, or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of Common Shares or other securities of the Company, issuance of warrants or other rights to acquire Common Shares or other securities of the Company, or other similar corporate transaction or event that affects the Common Shares (including a Change in Control), or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants (any event in (i) or (ii), an “Adjustment Event”), the Committee shall, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it, in its sole discretion, deems equitable, to any or all of: (A) the Absolute Share Limit, or any other limit applicable under the Plan with respect to the number of Awards which may be granted hereunder; (B) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of Awards or with respect to which Awards may be granted under the Plan or any Sub-Plan; and (C) the terms of any outstanding Award, including, without limitation, (I) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate; (II) the Exercise Price or Strike Price with respect to any Award; or (III) any applicable performance measures; provided, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment under this Section 10 shall be conclusive and binding for all purposes.

(b) Adjustment Events. Without limiting the foregoing, except as may otherwise be provided in an Award Agreement, in connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following:

(i) substitution or assumption of Awards (or awards of an acquiring company), acceleration of the exercisability of, lapse of restrictions on, or termination of Awards, or a period of time (which shall not be required to be more than ten days) for Participants to exercise outstanding Awards prior to the occurrence of such event (and any such Award not so exercised shall terminate upon the occurrence of such event); and

(ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding Awards and payment to the holders of such Awards that are vested as of such cancellation (including, without limitation, any Awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such Awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per Common Share received or to be received by other shareholders of the Company in such event), including, without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the Common Shares subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value of a Common Share subject thereto may be canceled and terminated without any payment or consideration therefor), or, in the case of Restricted Shares, Restricted Share Units, or Other Equity-Based Awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Shares, Restricted Share Units, or Other Equity-Based Awards prior to cancellation, or the underlying shares in respect thereof.

Payments to holders pursuant to clause (ii) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of Common Shares covered by the Award at such time (less any applicable Exercise Price or Strike Price).

(c) Other Requirements. Prior to any payment or adjustment contemplated under this Section 10, the Committee may require a Participant to (i) represent and warrant as to the unencumbered title to the Participant’s Awards; (ii) bear such Participant’s pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Common Shares, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code; and (iii) deliver customary transfer documentation as reasonably determined by the Committee.

(d) Fractional Shares. Any adjustment provided under this Section 10 may provide for the elimination of any fractional share that might otherwise become subject to an Award.

(e) Binding Effect. Any adjustment, substitution, determination of value or other action taken by the Committee under this Section 10 shall be conclusive and binding for all purposes.

11. Amendments and Termination.

(a) Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance, or termination shall be made without shareholder approval if: (i) such approval is required under Applicable Law; (ii) it would materially increase the number of securities which may be issued under the Plan (except for increases pursuant to Section 5 or 10 of the Plan), or (iii) it would materially modify the requirements for participation in the Plan; provided, further, that any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder, or beneficiary. Notwithstanding the foregoing, no amendment shall be made to the last proviso of Section 11(b) of the Plan without shareholder approval.

(b) Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of the Plan and any applicable Award Agreement, in its sole discretion, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively (including after a Participant’s Termination); provided, that, other than pursuant to Section 10, any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided, further, that without shareholder approval, except as otherwise permitted under Section 10 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR; (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR (with a lower Exercise Price or Strike Price, as the case may be) or other Award or cash payment that is greater than the intrinsic value (if any) of the canceled Option or SAR; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the shareholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

12. General.

(a) Award Agreements. Each Award (other than an Other Cash-Based Award) under the Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant to whom such Award was granted and shall specify the terms and conditions of the Award and any rules applicable thereto, including, without limitation, any Performance Conditions, the effect on such Award of the death, Disability, or Termination of a Participant, or of such other events as may be determined by the Committee. For purposes of the Plan, an Award Agreement may be in any such form (written or electronic) as determined by the Committee (including, without limitation, a Board or Committee resolution, an employment agreement, a notice, a certificate, or a letter) evidencing the Award. The Committee need not require an Award Agreement to be signed by the Participant or a duly authorized representative of the Company.

(b) Nontransferability.

(i) Each Award shall be exercisable only by such Participant to whom such Award was granted during the Participant’s lifetime, or, if permissible under Applicable Law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a Participant (unless such transfer is specifically required pursuant to a domestic relations order or by Applicable Law) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance shall be void and unenforceable against any member of the Company Group; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer, or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Share Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of the Plan, to: (A) any Person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statement promulgated by the Securities and Exchange Commission (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and the Participant’s Immediate Family Members; (C) a partnership or limited liability company whose only partners or shareholders are the Participant and the Participant’s Immediate Family Members; or (D) a beneficiary to whom donations are eligible to be treated as “charitable contributions” for federal income tax purposes (each transferee described in clauses (A), (B), (C), and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with clause (ii) above shall apply to the Permitted Transferee and any reference in the Plan or in any applicable Award Agreement to a Participant shall be deemed to refer to the Permitted Transferee, except that: (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the Common Shares to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) neither the Committee nor the Company shall be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of a Participant’s Termination under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement.

(c) Dividends and Dividend Equivalents.

(i) The Committee may, in its sole discretion, provide a Participant as part of an Award with dividends, dividend equivalents, or similar payments in respect of Awards, payable in cash, Common Shares, other securities, other Awards or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Committee in its sole discretion, including, without limitation, payment directly to the Participant, withholding of such amounts by the Company subject to vesting of the Award or reinvestment in additional Common Shares, Restricted Shares or other Awards.

(ii) Without limiting the foregoing, unless otherwise provided in the Award Agreement, any dividend otherwise payable in respect of any Restricted Shares that remains subject to vesting conditions at the time of payment of such dividend shall be retained by the Company, remain subject to the same vesting conditions as the Restricted Shares to which the dividend relates and shall be delivered (without interest) to the Participant within 15 days following the date on which such restrictions on such Restricted Shares lapse (and the right to any such accumulated dividends shall be forfeited upon the forfeiture of the Restricted Shares to which such dividends relate).

(iii) To the extent provided in an Award Agreement, the holder of outstanding Restricted Share Units shall be entitled to be credited with dividend equivalent payments (upon the payment by the Company of dividends on Common Shares) either in cash or, in the sole discretion of the Committee, in Common Shares having a Fair Market Value equal to the amount of such dividends (and interest may, in the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying Restricted Share Units are settled following the date on which the Restricted Period lapses with respect to such Restricted Share Units, and if such Restricted Share Units are forfeited, the Participant shall have no right to such dividend equivalent payments (or interest thereon, if applicable).

(d) Tax Withholding.

(i) A Participant shall be required to pay to the Company or one or more of its Subsidiaries, as applicable, an amount in cash (by check or wire transfer) equal to the aggregate amount of any income, employment, and/or other applicable taxes that are statutorily required to be withheld in respect of an Award. Alternatively, the Company or any of its Subsidiaries may elect, in its sole discretion, to satisfy this requirement by withholding such amount from any cash compensation or other cash amounts owing to a Participant.

(ii) Without limiting the foregoing, the Committee may (but is not obligated to), in its sole discretion, permit or require a Participant to satisfy all or any portion of the minimum income, employment, and/or other applicable taxes that are statutorily required to be withheld with respect to an Award by: (A) the delivery of Common Shares (which are not subject to any pledge or other security interest) that have been both held by the Participant and vested for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment under applicable accounting standards) having an aggregate Fair Market Value equal to such minimum statutorily required withholding liability (or portion thereof); or (B) having the Company withhold from the Common Shares otherwise issuable or deliverable to, or that would otherwise be retained by, the Participant upon the grant, exercise, vesting, or settlement of the Award, as applicable, a number of Common Shares with an aggregate Fair Market Value equal to an amount, subject to clause (iii) below, not in excess of such minimum statutorily required withholding liability (or portion thereof).

(iii) The Committee, subject to its having considered the applicable accounting impact of any such determination, has full discretion to allow Participants to satisfy, in whole or in part, any additional income, employment, and/or other applicable taxes payable by them with respect to an Award by electing to have the Company withhold from the Common Shares otherwise issuable or deliverable to, or that would otherwise be retained by, a Participant upon the grant, exercise, vesting, or settlement of the Award, as applicable, Common Shares having an aggregate Fair Market Value that is greater than the applicable minimum required statutory withholding liability (but such withholding may in no event be in excess of the maximum statutory withholding amount(s) in a Participant’s relevant tax jurisdictions).

(e) No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of any member of the Company Group, or other Person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Service Recipient or any other member of the Company Group, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Service Recipient or any other member of the Company Group may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award Agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award Agreement, except to the extent of any provision to the contrary in any written employment contract or other agreement between the Service Recipient and/or any member of the Company Group and the Participant, whether any such agreement is executed before, on, or after the Date of Grant.

(f) International Participants. With respect to Participants who reside or work outside of the United States of America, the Committee may, in its sole discretion, amend the terms of the Plan and create or amend Sub-Plans or amend outstanding Awards with respect to such Participants in order to permit or facilitate participation in the Plan by such Participants, conform such terms with the requirements of Applicable Law or to obtain more favorable tax or other treatment for a Participant or any member of the Company Group.

(g) Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more Persons as the beneficiary or beneficiaries, as applicable, who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon the Participant’s death. A Participant may, from time to time, revoke or change the Participant’s beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be the Participant’s spouse or, if the Participant is unmarried at the time of death, the Participant’s estate.

(h) Termination. Except as otherwise provided in an Award Agreement, unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation, or leave of absence (including, without limitation, a call to active duty for military service through a Reserve or National Guard unit) nor a transfer from employment or service with one Service Recipient to employment or service with another Service Recipient (or vice-versa) shall be considered a Termination; and (ii) if a Participant undergoes a Termination, but such Participant continues to provide services to the Company Group in a non-employee capacity, including as a consultant, such change in status shall not be considered a Termination for purposes of the Plan. Further, unless otherwise determined by the Committee, in the event that any Service Recipient ceases to be a member of the Company Group (by reason of sale, divestiture, spin-off, or other similar transaction), unless a Participant’s employment or service is transferred to another entity that would constitute a Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction.

(i) No Rights as a Shareholder. Except as otherwise specifically provided in the Plan or any Award Agreement, no Person shall be entitled to the privileges of ownership in respect of Common Shares which are subject to Awards hereunder until such shares have been issued or delivered to such Person.

(j) Government and Other Regulations.

(i) The obligation of the Company to settle Awards in Common Shares or other consideration shall be subject to compliance with Applicable Law. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Common Shares pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel (if the Company has requested such an opinion), satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Common Shares to be offered or sold under the Plan. The Committee shall have the authority to provide that all Common Shares or other securities of any member of the Company Group issued under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement and Applicable Law, and, without limiting the generality of Section 8 of the Plan, the Committee may cause a legend or legends to be put on certificates representing Common Shares or other securities of any member of the Company Group issued under the Plan to make appropriate reference to such restrictions or may cause such Common Shares or other securities of any member of the Company Group issued under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add, at any time, any additional terms or provisions to any Award granted under the Plan that the Committee, in its sole discretion, deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Common Shares from the public markets, the Company’s issuance of Common Shares to the Participant, the Participant’s acquisition of Common Shares from the Company, and/or the Participant’s sale of Common Shares to the public markets, illegal, impracticable, or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code: (A) pay to the Participant an amount equal to the excess of (I) the aggregate Fair Market Value of the Common Shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or issued, as applicable), over (II) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of issuance of Common Shares (in the case of any other Award), with such amount being delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof or (B) in the case of Restricted Shares, Restricted Share Units, or Other Equity-Based Awards, provide the Participant with a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Shares, Restricted Share Units, or Other Equity-Based Awards, or the underlying shares in respect thereof.

(k) No Section 83(b) Elections Without Consent of Company. No election under Section 83(b) of the Code or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award Agreement or by action of the Committee (or its designee in accordance with Section 4(c) of the Plan) in writing prior to the making of such election. If a Participant, in connection with the acquisition of Common Shares under the Plan or otherwise, is expressly permitted to make such election and the Participant makes the election, the Participant shall notify the Company of such election within ten days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to Section 83(b) of the Code or other applicable provision.

(l) Payments to Persons Other Than Participants. If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for the Participant’s affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or the Participant’s estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to the Participant’s spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(m) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of equity-based awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(n) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between any member of the Company Group, on the one hand, and a Participant or other Person, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be obligated to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other service providers under general law.

(o) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of any member of the Company Group and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself or herself.

(p) Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance, or other benefit plan of the Company except as otherwise specifically provided in such other plan or as required by Applicable Law.

(q) Governing Law. THIS PLAN AND ITS ENFORCEMENT AND ANY CONTROVERSY ARISING OUT OF OR RELATING TO ANY RIGHTS AND OBLIGATIONS HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. Each Participant who accepts an Award hereby (i) agrees that any action, directly or indirectly, arising out of, under or relating to the Plan or any Award hereunder shall exclusively be brought in and shall exclusively be heard and determined by either the Supreme Court of the State of New York sitting in Manhattan or the United States District Court for the Southern District of New York, and (ii) solely in connection with the action(s) contemplated by subsection (i) hereof, (A) irrevocably and unconditionally consents and submits to the exclusive jurisdiction of the courts identified in subsection (i) hereof, (B) irrevocably and unconditionally waives any objection to the laying of venue in any of the courts identified in clause (i) of this Section 12(q), (C) irrevocably and unconditionally waives and agrees not to plead or claim that any of the courts identified in such clause (i) is an inconvenient forum or does not have personal jurisdiction over such Participant or any member of the Company Group, and (D) agrees that mailing of process or other papers in connection with any such action in the manner provided herein or in such other manner as may be permitted by Applicable Law shall be valid and sufficient service thereof. EACH PARTICIPANT WHO ACCEPTS AN AWARD IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION, OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTICIPANT IN RESPECT OF THE PARTICIPANT’S RIGHTS OR OBLIGATIONS HEREUNDER.

(r) Severability. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to Applicable Law, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, Person, or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(s) Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation, or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(t) Section 409A of the Code.

(i) Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan (including any taxes and penalties under Section 409A of the Code), and neither the Service Recipient nor any other member of the Company Group shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered “deferred compensation” subject to Section 409A of the Code, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment.

(ii) Notwithstanding anything in the Plan to the contrary, if a Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments in respect of any Awards that are

“deferred compensation” subject to Section 409A of the Code and which would otherwise be payable upon the Participant’s “separation from service” (as defined in Section 409A of the Code) shall be made to such Participant prior to the date that is six months after the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death. Following any applicable six-month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

(iii) Unless otherwise provided by the Committee in an Award Agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered “deferred compensation” subject to Section 409A of the Code) are accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of “Disability” pursuant to Section 409A of the Code.

(u) Clawback/Repayment. All Awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the Board or the Committee and as in effect from time to time; and (ii) Applicable Law. Further, unless otherwise determined by the Committee, to the extent that the Participant receives any amount in excess of the amount that the Participant should otherwise have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the Participant shall be required to repay any such excess amount to the Company.

(v) Detrimental Activity. Notwithstanding anything to the contrary contained herein, if a Participant has engaged in any Detrimental Activity, as determined by the Committee, the Committee may, in its sole discretion and to the extent permitted by Applicable Law, provide for one or more of the following:

(i) cancellation of any or all of such Participant’s outstanding Awards; or

(ii) forfeiture by the Participant of any gain realized on the vesting or exercise of Awards, and repayment of any such gain promptly to the Company.

(w) Right of Offset. The Company will have the right to offset against its obligation to deliver Common Shares (or other property or cash) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile, or other employee programs) that the Participant then owes to any member of the Company Group and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an Award is “deferred compensation” subject to Section 409A of the Code, the Committee will have no right to offset against its obligation to deliver Common Shares (or other property or cash) under the Plan or any Award Agreement if such offset could subject the Participant to the additional tax imposed under Section 409A of the Code in respect of an outstanding Award.

(x) Expenses; Titles and Headings. The expenses of administering the Plan shall be borne by the Company Group. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 98 of the Companies Act provides generally that a Bermuda company may exempt or indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

Provisions in the Company Bye-laws provide that it shall indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The Company Bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits the Company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not the Company may otherwise indemnify such officer or director.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of the Company Bye-laws, agreement, vote of shareholders or disinterested directors or otherwise.

The Company expects to maintain standard policies of insurance that provide coverage (1) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to the Company with respect to indemnification payments that it may make to such directors and officers.

The Company intends to enter into indemnification agreements with its directors and executive officers. These agreements will require the Company to indemnify these individuals to the fullest extent permitted under Bermuda law against liabilities that may arise by reason of their service to the Company, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or executive officers, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed as part of this registration statement.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 7, 2020, by and among Foley Trasimene Acquisition Corp. II, Paysafe Limited, Paysafe Merger Sub Inc., Paysafe Bermuda Holding LLC, Pi Jersey Holdco 1.5 Limited and Paysafe Group Holdings Limited (included as Annex A to this proxy statement/prospectus)

Exhibit No.	Description

3.1	Memorandum of Association of Paysafe Limited (included as Annex C to this proxy statement/prospectus)

3.2	Form of Amended and Restated bye-laws of Paysafe Limited, as they will be in effect prior to Closing (included as Annex D to this proxy statement/prospectus)

4.3	Warrant Agreement, dated August 21, 2020, by and between Foley Trasimene Acquisition Corp. II and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q filed November 6, 2020)

4.4	Form of Warrant Assumption Agreement among Foley Trasimene Acquisition Corp. II, Paysafe Limited and Continental Stock Transfer & Trust Company, as warrant agent**

5.1	Opinion of Wakefield Quin Limited a to validity of common shares and warrants of Paysafe Limited**

5.2	Opinion of Simpson Thacher & Bartlett LLP as to the warrants of Paysafe Limited**

8.1	Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. income tax matters**

8.2	Opinion of Weil, Gotshal & Manges LLP regarding certain U.S. income tax matters**

10.1	Form of Shareholders Agreement (included in Exhibit 2.1)

10.2	Form of Amended and Restated Registration Rights Agreement (included in Exhibit 2.1)

10.3	Senior Facilities Agreement, dated as of December 20, 2017, by and among Paysafe Group Holdings II Limited (formerly Pi UK Holdco II Limited), Pi UK Holdco III Limited, the arrangers and bookrunners party thereto, the co-managers party thereto and Credit Suisse AG, London Branch, as agent and security agent*

10.4	Second Lien Facility Agreement, dated as of December 20, 2017, by and among Paysafe Group Holdings II Limited (formerly Pi UK Holdco II Limited), Pi UK Holdco III Limited, the arrangers and bookrunners party thereto, the co-managers party thereto and Credit Suisse AG, London Branch, as agent and security agent*

10.5	Intercreditor Agreement, dated as of December 20, 2017, by and among Credit Suisse AG, London Branch, as senior facility agent, second lien facility agent and security agent and the companies named therein*

10.6	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed December 7, 2020)

10.7	Investment Management Trust Agreement, dated August 21, 2020, by and between FTAC and Continental Stock Transfer & Trust Company as Trustee (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed November 6, 2020)

10.8	Forward Purchase Agreement means the forward purchase agreement, dated as of July 31, 2020, between FTAC and Cannae Holdings, Inc. (incorporated by reference to Exhibit 10.10 to FTAC’s registration stated on Form S-1 filed July 31, 2020)†

10.9	Amended and Restated Letter Agreement, dated as of December 7, 2020, by and among the Founder, FTAC, the Company and certain other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed December 7, 2020)

21.1	List of Subsidiaries of Paysafe Limited**

23.1	Consent of Deloitte LLP

23.2	Consent of WithumSmith+Brown, PC

Exhibit No.	Description

23.3	Consent of Wakefield Quin Limited (included as part of Exhibit 5.1)**

23.4	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.2)**

23.5	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)**

23.6	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8.2)**

24.1	Power of Attorney (included in signature pages of this registration statement)*

99.1	Form of Proxy Card**

99.2	Item 8.A.4 Representation Letter**

99.3	Consent of Philip McHugh to be named as a director*

*	Previously Filed
**	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules

None.

ITEM 22. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The Registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hamilton, Bermuda, on the 1st day of February, 2021.

Paysafe Limited

By:	/s/ Philip McHugh
Name: Philip McHugh Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment No. 1 to the registration statement has been signed by the following on the 1st day of February, 2021.

Signature	Title

/s/ Philip McHugh	Chief Executive Officer
Philip McHugh	(principal executive officer)

*	Director
Eli Nagler

*	Director
Matthew Bryant

*	Director
Walter MacNee

*	Chief Financial Officer
Ismail Dawood	(principal financial officer)

*	Chief Accounting Officer
Nicole Nahlous	(principal accounting officer)

*By:	/s/ Philip McHugh
Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, as amended, the undersigned, the duly undersigned representative in the United States of Paysafe Limited, has signed this amendment No. 1 to the registration statement in the City of New York, State of New York, on February 1, 2021.

COGENCY GLOBAL INC.

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.